Form 20-F
period 2002-11-30
OFFSHORE SYSTEMS INTERNATIONAL LTD
filed 2003-05-30
CIK 1169357

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number [          ]

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Offshore Systems International Ltd.
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

107 — 930 West 1st Street
North Vancouver, British Columbia, Canada V7P 3N4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, Without Par Value	Toronto Stock Exchange and O.T.C. Bulletin Board.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 30, 2002: 26,043,243 shares of Common Shares without par value and 41,296 shares of Class “A” Preference Series A Convertible.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒    Yes ☐    No

Indicate by check mark which financial statement item the registrant has elected to follow.       ☐ Item 17 ☒ Item 18

PART I.

Item 1.     Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2.     Offer Statistics and Expected Timetable

     Not applicable.

Item 3.     Key Information

A.     Selected financial data.

     The following selected consolidated financial data as of November 30, 2000, 2001 and 2002 and for the years ended November 30, 2000, 2001 and 2002 has been derived from the Company’s audited Consolidated Financial Statements, which are included elsewhere herein, and was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The selected consolidated financial data as of November 30, 1998 and 1999 and for the years ended November 30, 1998 and 1999 has been derived from unaudited historical consolidated financial information, prepared by management from the audited historical financial statements. These statements were prepared in accordance with Canadian GAAP for those dates and periods and adjusted by management for material differences between Canadian and U.S. GAAP. The information should be read in conjunction with the Consolidated Financial Statements and Notes and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

     The Company’s Consolidated Financial Statements are stated in Canadian Dollars (“CDN$” or “$”).

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Statement of Earnings and Deficit Data

	For the year ended November 30,

	2002	2001	2000	1999	1998

Revenue	$13,814,133	$7,909,713	$5,651,665	$7,291,619	$7,642,752
Cost of sales	$6,968,768	$3,333,358	$1,364,053	$4,010,649	$6,277,390
Gross profit	$6,845,365	$4,576,355	$4,287,612	$3,280,970	$1,365,362
Expenses	$5,799,633	$4,205,916	$4,122,027	$5,503,620	$6,098,151
Proceeds on settlement of claim	$(221,978)	$—	$—	$—	$—
Income taxes (recovery)	$(426,416)	$(227,300)	$—	$—	$—
Earnings (loss) from continuing operations	$1,694,126	$597,739	$165,585	$(2,222,650)	$(4,732,789)
Earnings (loss) from discontinued operations	$—	$—	$(316,673)	$141,732	$167,477
Net Earnings (loss) for the year	$1,694,126	$597,739	$(151,088)	$(2,080,918)	$(4,565,312)
Earnings (loss) per share from continuing operations	$0.07	$0.03	$0.01	$(0.11)	$(0.21)
Net Earnings (loss) per share	$0.07	$0.03	$(0.01)	$(0.11)	$(0.21)
Diluted earnings (loss) per share from continuing operations	$0.06	$0.03	$0.01	$(0.11)	$(0.21)
Diluted net earnings (loss) per share	$0.06	$0.03	$(0.01)	$(0.11)	$(0.21)
Weighted average number of Common Shares outstanding — basic	25,288,725	23,842,549	23,050,201	22,672,628	22,672,628
Weighted average number of Common Shares outstanding — diluted	27,285,617	25,476,614	24,526,875	22,672,628	22,672,628

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Balance Sheet Data

	As at November 30,

	2002	2001	2000	1999	1998

Working capital	$4,575,423	$2,923,207	$1,871,000	$1,153,711	$2,719,329
Total assets	$10,795,577	$7,353,509	$4,713,296	$7,673,785	$7,371,658
Total liabilities	$4,618,779	$3,470,589	$1,913,235	$5,676,438	$3,285,499
Net assets	$6,176,798	$3,882,920	$2,800,061	$1,997,347	$4,086,159
Capital Stock	$19,258,997	$18,554,063	$17,842,869	$17,243,855	$17,223,235
Outstanding Common Shares	26,043,243	24,694,549	23,540,975	22,672,628	22,672,628
Outstanding Class “A” Preference Shares Series A Convertible	41,296	58,326	74,702	74,702	74,702

     The Company has not declared or paid any dividends during the periods indicated.

Currency and Exchange Rates

     Canadian Dollar Value for 1 US$ (as published by the Federal Reserve Bank of New York):

     On May 21, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. = $1.3498 Canadian.

     All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     The average exchange rates for each of the past five (5) fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended November 30, 1998	1.4804
Year Ended November 30, 1999	1.4905
Year Ended November 30, 2000	1.4834
Year Ended November 30, 2001	1.5441
Year Ended November 30, 2002	1.5713

	High Rate	Low Rate

November 2002	1.5903	1.5528
December 2002	1.5800	1.5478
January 2003	1.5750	1.5220
February 2003	1.5315	1.4880
March 2003	1.4905	1.4659
April 2003	1.4843	1.4336

     All dollar amounts set forth herein are in Canadian dollars, except where otherwise indicated.

B.     Capitalization and indebtedness.

     Not applicable.

C.     Reasons for the offer and use of proceeds.

     Not applicable.

D.     Risk factors.

     An investment in the Company’s Common Shares should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating the Company and its business.

     The Company depends heavily on its government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on the Company’s operations. The contract termination clauses are generally in favor of the government agencies. Typically, the termination for convenience clause is 30 days or less with the condition that all costs to that date are paid by the government agency.

     The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program and could have a negative impact on the Company’s operations. The Company can give no assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any termination of its contracts. As the Company’s revenues are dependent on its procurement, performance and payment under its contracts, the loss of one or more critical contracts could have a negative impact on the Company’s financial condition.

     In addition, sales to the governments the Company works with may be affected by:

•	changes in procurement policies;

•	budget considerations;

•	changing concepts of national defense;

•	actual or anticipated military conflicts by a government or against a government; and

•	political developments abroad.

     The influence of any of these factors, which are largely beyond the Company’s control, could also negatively impact the Company’s financial condition.

     The Company derives a significant amount of revenue from only a few customers. The Company depends on the United States, Canadian and Danish governments for a significant portion of its sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on the Company’s financial condition.

     Approximately 38%, 23% and 23% of the Company’s revenue in fiscal 2002 were from the U.S. Coast Guard, Canadian Navy and Royal Danish Navy, respectively. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences on its results of operations.

     The Company’s product lines are not broadly diversified.

     The Company derives and expects to derive a substantial majority of its revenue from navigational system sales. If customers do not purchase the Company’s products as a result of competition, technological change, budget constraints or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

     The Company derives a significant portion of its revenues from international sales and is subject to the risks of doing business in foreign countries.

     In fiscal 2002, approximately 76% of the Company’s revenue came from international customers, including governmental customers: 53% from the United States and 23% from international customers. The Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to risks of doing business internationally, including those risks related to:

•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and to comply with governmental industrial cooperation requirements;

•	fluctuations in foreign currency exchange rates;

•	the complexity and necessity of using foreign representatives and consultants;

•	the imposition of tariffs or embargoes, export controls and other trade restrictions; and

•	compliance with a variety of foreign laws.

     While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.

     The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, and the U.S. dollar.

     Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions and, to a lesser extent, the Company’s sub contract payable and direct cost transactions are in U.S. dollars. In fiscal 2002, approximately 76% of the Company’s revenue and 27% of its expenses were transacted in U.S. dollars. The Company expects that U.S. dollar sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future.

     Competition within the Company’s markets may reduce its procurement of future contracts and sales.

     The defense industry in which the Company operates is highly competitive. The Company’s competitors range from smaller companies, which are primarily targeting the small boat market, to large diversified corporations in the radar/marine equipment segment of the industry. Some of the Company’s competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than the Company. There can be no assurance that the Company can continue to compete effectively with these companies.

     The Company’s future success will depend on its ability to develop new technologies that achieve market acceptance.

     The defense market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company’s future performance depends on a number of factors, including its ability to:

•	identify emerging technological trends in its market;

•	develop and maintain competitive products;

•	enhance its products by adding innovative features that differentiate its products from those of its competitors; and

•	manufacture and bring products to market quickly at cost-effective prices.

     The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as the Company currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of the Company’s products. If the Company’s competitors develop new technology or products, the Company’s existing technology and products might become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than its competitors’ products, its revenues will decline and its business, financial condition and results of operations will be negatively affected.

     The Company depends on the recruitment and retention of qualified personnel, and a failure to attract and retain such personnel could seriously harm its business.

     Due to the specialized nature of the Company’s business, its future performance is highly dependent upon the continued services of its key engineering personnel and executive officers. The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to successfully compete for these personnel could seriously harm its business, results of operations and financial condition.

     The Company may be unable to adequately protect its intellectual property rights, which could affect its ability to compete.

     Protecting the Company’s intellectual property rights is critical to its ability to compete and succeed as a company. The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of the Company’s proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

     The Company depends on component availability and its key suppliers to manufacture and deliver its products and services.

     The Company’s operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. While the Company enters into purchase agreements with a few of its suppliers, it cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet the Company’s needs, the Company may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize the Company’s ability to satisfactorily complete its obligations under its contracts on a timely basis. Any delay might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to the Company’s reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.

     The Company depends on offshore sub-contract labor in its geomatics operations to maintain a competitive position in the geomatics marketplace.

     The Company’s geomatics operations are highly dependent upon labor resources located outside North America. While the Company enters into sub-contract agreements for this labor, it cannot be sure that the labor resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend on a number of factors, including:

•	the geopolitical uncertainties specific to the home country of each sub-contractor;

•	the cultural compatibility between Canada and the home country of each sub-contractor;

•	the English language proficiency of the labor resources made available to the Company;

•	labor pool characteristics such as work ethic, education, skill level and attrition; and

•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

     While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s geomatics operations in the future.

     The unpredictability of the Company’s results may harm or contribute to the volatility of the trading price of its securities.

     The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. The value of the Company’s securities may fluctuate as a result of considerations that are difficult to forecast, such as:

•	the volume and timing of product orders received and delivered;

•	levels of product demand;

•	government spending patterns;

•	the timing of contract receipt and funding;

•	its ability and the ability of its key suppliers to respond to changes in customer orders;

•	the timing of its new product introductions and its competitors’ new product introductions;

•	the cost and availability of components and subsystems;

•	price erosion;

•	the adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

•	regulatory developments.

     The Company may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.

     If the Company’s expenses exceed its revenues, it may choose to raise additional financing. In addition, the Company may choose to raise additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to it. If additional financing is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

     The Company’s business could be adversely affected if it fails to manage its growth effectively.

     If the Company fails to manage its growth effectively, its business and operating results could be adversely affected, which could cause the market price of the Company’s stock to fall. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, it may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:

•	improve its financial and management controls, reporting systems and procedures;

•	add and integrate new senior management personnel;

•	improve its licensing models and procedures;

•	hire, train and retain qualified employees;

•	control expenses;

•	diversify channel sales strategies; and

•	invest in its internal networking infrastructure and facilities.

     The Company has committed a significant amount of funds to obtaining additional systems and facilities to accommodate its current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than the Company anticipates, it may not be able to reduce expenses to the same degree. If the Company incurs operating expenses out of proportion to revenue in any given quarter, its operating results may be adversely impacted.

     Third parties may claim that the Company infringes their proprietary rights.

     The Company may receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from the Company’s core business, require it to stop selling or delay shipping, or cause the redesign of its product. In addition, the Company may be required to pay damages, pay royalty or licensing arrangements, or satisfy indemnification obligations that it has with some of its customers.

     The Company licenses and uses software from third parties in its business. These third party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect the Company’s ability to continue licensing their software. The Company’s inability to use any of this third party software could result in shipment delays or other disruptions in its business, which could materially and adversely affect its operating results.

     The Company may not be able to protect its proprietary information.

     The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and other companies may develop technologies or processes that are similar or superior to the Company’s technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy the Company’s products or to obtain or use information that the Company regards as proprietary.

     The Company’s products may contain significant defects which may result in liability and/or decreased sales.

     Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company might experience significant errors or failures in its products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products, or which could adversely affect market acceptance of its products. End-user customers use the Company’s products for applications that are critical to their businesses, and have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that the Company is responsible for damages to the extent they are harmed by the failure of any of its products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, it could lose revenue or be subject to liability for service or warranty costs, and its business and operating results could be adversely affected.

     U.S. investors may have difficulty enforcing judgments against the Company or its management.

     The Company is incorporated in British Columbia, Canada. All but two of the Company’s directors and all of its executive officers reside in Canada. In addition, substantially all of the Company’s assets are located outside the United States. As a result, U.S. investors may not be able to:

•	effect service of process upon the Company, its directors or its executive officers within the United States; or

•	enforce against the Company, its directors or its executive officers in United States courts, judgments obtained in United States courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States; or

•	initiate a directive suit on behalf of the Company.

     As all or a substantial portion of the Company’s assets and the assets of its directors and executive officers are located in Canada, there may be difficulty in enforcing against the Company or such persons or against the Company’s assets, judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States.

Item 4.     Information on the Company

A.     History and development of the Company.

The Company

     The Company was incorporated in Canada under British Columbia’s Company Act on June 10, 1987, under the name “Kappa Resource Corporation.” On April 23, 1990, the Memorandum of the Corporation was altered to change the name of the Company to “Offshore Systems International Ltd.” The address of the Company’s principal place of business is 107 - 930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4, and its telephone number at that address is 604-904-4600.

Subsidiaries

     The Company presently has four wholly owned subsidiaries: Offshore Systems Ltd. (“OSL”), incorporated under the Company Act of British Columbia on February 18, 1990; OSI Geomatics Inc. (“OGI”) (formerly Offshore Systems International Inc.), incorporated under the laws of Washington State on September 15, 1992; OSI Geomatics Ltd., (“OGL”) (formerly Offshore Charts Ltd.), incorporated under the Business Corporations Act of Yukon Territory on March 20, 1998; and Offshore Survey and Positioning Services Ltd. (“OSPS”), incorporated under the Company Act of British Columbia on November 16, 1977. The Company’s electronic chart display business activities are carried on through OSL. Its production, sale and marketing of geomatics data is conducted through the combined operations of OGL and OGI. OSPS is currently inactive, has no material assets and has not been wound up. OSPS has been inactive since 1990.

Registered Agents

     The Company’s registered transfer agent in Canada is Computershare Trust Company of Canada, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9. The Company has a registered agent for service in the State of Washington, G&D, Inc., for the United States subsidiary, OGI. G&D, Inc. is located in Seattle, Washington.

     During the last three years, there have been no immovables and no major capital expenditures. No such major capital expenditures are currently planned.

History

1977	-	The Company incorporated in the name of Offshore Survey & Positioning Services Ltd. (“OSPS”).

1979	-	Development of the First Precise Navigation System (“PNS”) begun.

1980	-	Development of PNS completed.

	-	PNS installed in the Arctic for CANMAR, a division of Dome Petroleum for Oil Exploration in the Beaufort Sea.

1984	-	Introduction of Precise Integrated Navigation System 9000 (“PINS 9000”).

1985	-	First commercial sale of PINS 9000 aboard the 587-foot Caribou, Canada’s then largest ferry operating in the Cabot Strait Crossing between Newfoundland and Nova Scotia.

1986	-	Development of Sonar Tracking And Navigation System (“STANS”) begun for U.S. Navy Deep Submergence Rescue Vehicle, Submarine Rescue Operations and surface ship tracking begun.

1987	-	Kappa Resource Corporation incorporated.

	-	Completion of STANS development and installation of system.

1989	-	Development of Shore based Tracking and Control Subsystem (“STCS”) for U.S. Navy Southeast Alaska Acoustic Measurement Facility, Boehm Canal.

1990	-	Canadian subsidiary, Offshore Systems Ltd., incorporated and the net assets of OSPS were transferred to it. OSPS became an inactive company.

	-	Reverse take-over of Kappa Resource Corporation, through which the Company became listed on the Vancouver Stock Exchange. At that time, the Company changed its name to Offshore Systems International Ltd.

1991	-	Introduction of Electronic Chart Precise Integrated Navigation System (“ECPINS®”) Versa Module Europe (VME) 1.0 software release.

	-	Installation of STCS at Boehm Canal, Alaska.

	-	ECPINS® selected by U.S. Coast Guard for evaluation of International Maritime Organization/International Hydrographic Organization Performance Standards Human Engineering Tests.

1992	-	The Company was selected by Canadian Hydrographic Service for the Electronic Chart Pilot Project.

	-	U.S. subsidiary, Offshore Systems International Inc., incorporated.

1993	-	The Company was listed on the Toronto Stock Exchange (“TSX”).

	-	Provision of ECPINS® system for the Canadian Navy Maritime Coastal Defense Vessel project.

	-	Completion of prototype ECPINS®-Floating Aids Positioning & Status Monitoring System.

	-	VME 1.3 software release.

1994	-	The Company was contracted by the U.S. Coast Guard for the supply of a fully integrated ECPINS®-Aids to Navigation (“ECPINS®-ATON”).

1995	-	VME 1.4 software release.

1996	-	ECPINS® Tactical Consul software release.

	-	VME version 1.5 software release.

1997	-	ECPINS®-ATON 1.0 software release.

1998	-	Canadian subsidiary, Offshore Charts Ltd., incorporated.

	-	Development of Extended Line Of Sight system.

	-	ECPINS® — New Generation (NG) 2.0 software release.

	-	ECPINS® — NG 3.0 software release.

1999	-	ECPINS® selected as standard navigation system for Canadian Navy.

	-	ECPINS® 3.11 software release.

2000	-	Voluntary withdrawal of the Company’s listing on the Vancouver Stock Exchange.

	-	Development of U.S. Coast Guard Buoy Tender land based support facility.

	-	ECPINS®-ATON 1.73 software release.

	-	VME 2.1 software release.

	-	Shipborne Integrated Navigation Systems Tactical Display software release.

	-	Received British Admiralty Raster Chart Service certification.

2001	-	ECPINS®-M system was evaluated by the U.S. Navy SMARTSHIP program.

	-	ECPINS® 4.0 software release.

	-	ECPINS®-ATON 2.0 software release.

2002	-	ECPINS® 4.1 software release.

	-	The Company entered a Teaming Agreement with Lockheed Martin Corporation, whereby Lockheed Martin Marine Systems will integrate ECPINS® into the Lockheed Martin Marine Systems Total Ship Automation System as the next generation bridge.

	-	Received International Maritime Organization (“IMO”) Electronic Chart Display and Information Systems (“ECDIS”) Type Approval from Bundesamt für Seeschifffahrt und Hyrdographie.

	-	Form 20-F Registration of Offshore Systems International Ltd. Common Shares with the U.S. Securities and Exchange Commission.

	-	Expansion into Land-Based Mapping products and services.

	-	Quotation for Trading on the Over the Counter Bulletin Board (OTCBB) commenced.

2003	-	The Company proceeded with a normal course issuer bid that will allow it to purchase for cancellation up to 1,300,000 of its Common Shares.

	-	Private placement in the U.S. consisting of 61,244 units at a subscription price of $50.00 per unit. Each unit consisted of one Class “B” Series 1 Preference Share, and 22.75 Common Share purchase warrants.

B.     Business overview.

General Development of the Business

     The Company’s principal business is the ownership and management of its three operating subsidiaries, namely, Offshore Systems Ltd., OSI Geomatics Ltd. (formerly Offshore Charts Ltd.) and OSI Geomatics Inc. (formerly Offshore Systems International Inc.).

     OSL develops, produces and sells marine electronic chart display instruments and related products for precise positioning and navigation of ships. OGI and OGL develop and provide analysis, production, and distribution of geo-spatial data for electronic display. The combined operations of OGL and OGI are referred to as OSI Geomatics (“OSIG”).

     The OSL subsidiary principally produces ECPINS® for use in the shipping industry. ECPINS® reads navigation position inputs from a ship’s position, velocity, and heading sensors, such as the speed log, the gyrocompass and the Differential Global Positioning System receiver, and displays a ship’s position continuously on a computer screen against the background of an electronic chart. The ECPINS® product line includes an optional radar overlay display system, which enables a navigator using the system to track other ships and objects. With this option, ECPINS® combines the “collision avoidance” capabilities of radar with the “grounding avoidance” capabilities of electronic nautical charts. In 2001, OSL completed the introduction of the Windows NT based ECPINS-M® Military System and introduced ECPINS® for the commercial market, which replaced the ECPINS® NG Series.

     With a growing market demand for high-end ECPINS® systems for military customers, OSL offers systems solutions and services to government customers, including the Canadian Navy, the Canadian Coast Guard, the U.S. Coast Guard and the Royal Danish Navy. These customers have unique requirements requiring a systems solution, which usually involves bundling the ECPINS® products with customized systems, training and installation. These customers often have non-recurring engineering needs that are met by OSL’s engineering capabilities.

     On February 25, 2003, the Company announced the launch of a new product, Common Operational Picture — Image Display Server (“COP-IDS®”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS® is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS® is a C2 product that addresses the needs of not only Navy applications but also Army and Air Force applications.

     OSIG produces and sells electronic chart data to national chart agencies and hydrographic offices worldwide. OSIG also provides chart services to the U.S. Coast Guard and land mapping services to local, regional and federal governments.

     The Company recognizes revenues from the three subsidiaries in four sources: Systems and System Components, Software, Geomatics (formerly Charts), and Other. Systems and system components revenues are derived from sales of navigation systems solutions and components of navigation systems solutions. Software revenues are derived from the sale of ECPINS® and COP-IDS® software. Geomatics revenues are generated from hydrographic chart and land-based mapping services, and from the sales of geo-spatial data for electronic display. Other revenue includes revenue derived from system repairs, system servicing, training and consulting.

     The following table presents revenues for the past three fiscal years ended November 30 by source:

	2002	2001	2000

Systems and system components	9,707,393	5,874,568	4,274,945
Geomatics (formerly Charts)	2,347,464	1,073,157	969,856
Software	970,323	617,373	—
Other	788,953	344,615	406,864

Total Revenue	13,814,133	7,909,713	5,651,665

     The Company purchases computer components and other electronic hardware for assembly into its navigation systems. These goods are available from multiple suppliers and prices are subject to the normal trade practices for the industry. No raw materials are used in the Company’s products.

Principal Products

During the last three (3) years, the principal products sold by the Company were as follows:

Electronic Chart Precise Integrated Navigation System (ECPINS®)

     ECPINS®, introduced in 1991, is a “real time” electronic chart display and information system. ECPINS® analyzes critical information such as the ship’s heading, speed and position and displays the ship’s position in real time on an electronic chart, as well as tracking other vessels with its optional radar overlay and Universal Automatic Identification System interfaces. In addition, ECPINS® has the ability to display unsafe water depth (soundings) and to project an “anti-grounding sector” ahead of the ship, which will trigger alarms if the vessel is approaching shoals, reefs or other hazards in any selected time interval.

     ECPINS® is a high-end commercial market product, selling for $75,000 to $125,000. OSL also makes highly customized versions of ECPINS® for the Navy and Coast Guard markets.

     In August 2000, OSL launched the latest version of the ECPINS-M®, a new product specifically designed for the military market, and ECPINS® 3000 series through 5000 series products for the commercial market. All current ECPINS® models run on an Intel x86 computer (“PC”) with a Microsoft Windows NT 4.0 operating system. ECPINS-M® was designed to incorporate OSL’s high performance seamless and simultaneous chart display with the specific navigational demands of the military market. ECPINS® commercial products have three separate product series with functions ranging from basic entry-level to complex instruments with radar overlay display capability, all at lower prices than the original ECPINS® product. The three models in the separate product series are known as the ECPINS® 3000, 4000, and 5000.

     The Company provides post-contract customer support for its ECPINS® and COP-IDS® products on an optional basis to its customers under separate contractual arrangements. The Company also provides upgrade options on a limited basis to existing customers under separate contractual arrangements.

Geomatics

     OSIG analyzes, produces and distributes electronic nautical chart and land mapping data. These services are provided on a contract basis to government and commercial organizations such as hydrographic offices, regional and local governments, military agencies and shipping companies. OSIG also sells electronic navigation charts from various national hydrographic offices and its own intellectual property inventory to commercial and government customers.

Projects

     OSL, from time to time, accepts contracts to develop additional features and capabilities for incorporation into ECPINS®. The results of these projects are often specialized products specific to the customer.

Recent Corporate Developments

     July 2002: the Company announced that it had received IMO ECDIS Type Approval.

     July 2002: the Company announced its latest ECPINS-M system aboard Lockheed Martin Corporation’s Sea Slice advanced technology demonstration vessel.

     October 2002: the Company announced a strategic expansion to Land-Based Mapping. The Company began expanding the business scope of its wholly-owned subsidiary, Offshore Charts Ltd., beyond production of electronic navigation charts to include production of land-based mapping products, and has re-named the subsidiary as “OSI Geomatics Ltd.” to better reflect the subsidiary’s business expansion.

     October 2002: the Company announced that the Common Shares of the Company would be quoted for trading in the United States on the OTC Electronic Bulletin Board under the ticker symbol, OFSYF.

     January 2003: the Company proceeded with a normal course issuer bid whereby it will purchase its own shares from the market through the facilities of the TSX. All shares repurchased by the Company will be cancelled. The bid commenced on January 16, 2003 and will terminate on January 15, 2004.

     February 2003: the Company announced that it had completed a private placement of US$2,000,000 (CDN$3,100,000) with four New York-based institutional funds. The net proceeds from the placement provided the Company with additional working capital funds.

     February 2003: the Company announced the launch of COP-IDS®.

Major Customers

     The Company’s government customers continue to play a significant role in the success of the ECPINS® product line. Sales to the Canadian Navy, U.S. Coast Guard and Royal Danish Navy accounted for an aggregate of 84% of the Company’s 2002 consolidated revenue: the U.S. Coast Guard accounted for 38%, the Canadian Navy accounted for 23% and the Royal Danish Navy accounted for 23%. No other single customer represented more than 10% of sales during this reporting period. The remaining 16% of the Company’s 2002 consolidated revenue was generated through sales to commercial and other military customers.

     The Company does not depend on any major supplier, licenses or patents.

     The Company’s business does not vary seasonally.

Geographic Markets

     Approximately 24%, 53%, and 23% of the Company’s revenues in fiscal year 2002 were from Canada, the United States and other international customers, respectively. Approximately 35%, 52% and 13% of the Company’s revenues in fiscal year 2001 were from Canada, the United States and other international customers, respectively. Approximately 12%, 84% and 4% of the Company’s revenues in fiscal year 2000 were from Canada, the United States and other international customers, respectively.

Year Ended November 30, 2002	Year Ended November 30, 2001	Year Ended November 30, 2000

Trademarks and Intellectual Property Rights

     The Company has registered its trademark “ECPINS®” and “COP-IDS®” in Canada and the United States. The Company either owns or licenses the rights to all intellectual property used in its products.

     The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of its proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect the Company.

Sales, Marketing and Distribution

     OSL’s marketing strategy is based on a technically-oriented direct sales approach, using both the Company’s personnel and qualified distributors.

     OSIG’s marketing strategy is to sell its products and services to OSL’s customers, as an adjunct to the sales of ECPINS® products. OSIG also conducts technically oriented sales calls from time to time to new customers.

     The establishment of strategic alliances with large multi-national corporations, such as Lockheed Martin Corporation and Nautronix Limited, enables the Company to enter markets where the Company does not have a significant presence and helps establish new markets.

     During its fiscal year 2002, the Company had 12 employees engaged in selling and marketing products and had three principal distributors. Products were distributed to the U.S. Navy, the Canadian Navy and the Royal Danish Navy and to the U.S. and Canadian Coast Guards, as well as commercial shipping companies in the Great Lakes Region.

     The Company attends selected major international trade shows and conferences. During its fiscal year 2002, the Company showed ECPINS®-M and/or ECPINS® at the following trade shows:

(a)	CARIS 2002 — Canadian Hydrographic Conference in Toronto, Canada;

(b)	AFCEA/US Naval Institute Western Conference Exposition (West 2002) in San Diego; and

(c)	Surface Navy Association National Symposium in Washington DC.

     The Company also attends selected major international trade shows and conferences with its partners. During the fiscal year 2002, the Company attended the following events with the following partners:

(a)	Lockheed Martin Corporation — Shipbuilding, Machinery and Marine Technology International Trade (SMM 2002) in Hamburg, Germany; and

(b)	Nautronix Limited — International Maritime and Naval Exposition (Pacific 2002) in Sydney, Australia.

Competition

     Competition for OSL’s ECPINS® products could come from companies who sell other integrated navigational systems based on electronic chart technology. These systems exist in a wide variety of formats, each offering features and benefits for differing applications.

     A potential group of competitors comes from the radar/marine equipment segment of the industry and generally consists of large corporations including Raytheon Marine GmbH from Germany, STN Atlas Elektronik GmbH from Germany, Kongsberg Maritime AS from Norway, Kelvin Hughes Limited from the United Kingdom, Sperry Marine, a division of Northrop Grumman Corporation, from the United States and Transas Marine Limited from the United Kingdom. All of these companies offer competing products.

     Another category of potential competitors comes from mostly smaller companies, which primarily target the pleasure boat market. While the Company currently does not market or intend to market its ECPINS® products into the pleasure boat market, these companies may extend their operations to compete with the Company in the navigational systems market. Through extensive research and development, these companies’ existing product or products could evolve into a solution that could compete with ECPINS®. In fact, some of these companies entered the pleasure boat market a few years ago and may have hundreds of systems in use, any of which could be developed further to compete with ECPINS®. The companies in this group include: C-Map, Laserplot Inc., Electronic Marine Systems and Maptech.

     Competition for OSL’s COP-IDS® products would come from companies who sell other similar systems based on electronic chart and land map technology. OSL was first to offer this solution in the market place. The Company is not aware of any other company that currently offers or is developing a similar product but the introduction of the COP-IDS® solution may prompt other companies to develop and market a competing product. Companies that may elect to do this would be those who currently offer products that compete with our ECPINS® products or companies such as Intergraph Corporation and ERSI in the U.S. that offer similar land-based information products.

     Competition for OSIG’s products and services comes from two groups of organizations.

     The first and larger group consists of organizations that are largely focused on providing photogrammetric and mapping services and products. This group is dominated by a few large and medium sized firms and over 300 small firms. The small firms may also provide services to the large and medium sized firms on a sub-contract basis. Organizations that fall in the group of large and medium sized firms include (i) Woolpert LLC, BAE Systems/ADR Inc., HJW GeoSpatial, Inc., Surdex Corporation, 3DI LLC, Aerial Services Inc., Merrick & Company, EarthData, Photo Science, Inc. and 3001 Inc., all of which are from the U.S., and (ii) the Mapping Group of MacDonald Detwiller & Associates Ltd.’s Geographic Information Products Division, Intermap Technologies Corporation, Hauts-Monts International Inc. and SNC — LAVALIN Environment Inc., all of which are from Canada. Firms outside of Canada and the U.S. that fall into this group are Ordnance Survey of England, Institut Géographique National of France, Hansa Luftbild AG of Germany, Trabajos Catastrales, S.A. of Spain, Geocart S.A. of Spain, Cartographic Institute of Cataluña (ICC) of Spain and Sistemas de Información Geográfica S.A. de C.V. of Mexico.

     The second group consists of organizations that are largely focused on providing analysis, production and distribution of electronic nautical chart data. This group is dominated by the government hydrographic offices of approximately 30 countries which have historically provided the majority of the world’s nautical charts. Many of these hydrographic offices now sub-contract a portion of their nautical chart production to private companies. Private sector competition is limited to a handful of companies. Companies in this group include: C-Map of Norway and the U.S., Nautical Data International Inc. of Canada, Transas Dataco Ltd. of Britian, 3001 Inc. of the U.S. through their association with IIC Technologies Inc. of India, Infotech Enterprises Limited of India and GeoNet Technologies Inc. of Canada.

Government Regulations

     To management’s knowledge, there are no known government regulations that would adversely affect the Company’s business. Certain government standards are a part of industry practice, and as such, would be understood and acted upon by the Company in the normal course of doing business.

Plan of Operation

     The Company does not expect any material changes in its plan of operations in fiscal year 2003.

C.     Organizational structure.

     The Company has the following four wholly owned subsidiaries: Offshore Systems Ltd., incorporated in Canada under the Company Act of British Columbia; OSI Geomatics Inc., incorporated in the U.S. under the laws of Washington State; OSI Geomatics Ltd., incorporated in Canada under the Business Corporations Act of the Yukon Territory and Offshore Survey and Positioning Services Ltd., incorporated in Canada under the Company Act of British Columbia (inactive).

D.     Property, plants and equipment.

Human Resources and Facilities

     As at November 30, 2002, the Company had 64 employees based at its facilities in North Vancouver, British Columbia. The Company leases 18,206 square feet and uses the property for its Headquarters, Sales and Marketing, Research and Development, Software Development, Service and Production Divisions.

     Two employees operate from leased offices located in Baltimore, Maryland, United States, and Montreal, Quebec, Canada and one consultant operates from San Diego, California, United States. These offices are used for sales and marketing purposes by the Company.

     There are no present plans to construct, expand, or improve facilities.

Environmental Protection Requirements

     Environmental protection requirements do not have any material adverse financial or operational effect on the capital expenditures, earnings or competitive position of the Company. Environmental protection requirements also do not affect the Company’s utilization of its property or products.

Item 5.     Operating and Financial Review and Prospects

Forward-Looking Statements

     Statements in this report, or any document filed by the Company with the different governing authorities, by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reforms Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

     Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.

     The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A.     Operating results

Overview

     The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with U.S. GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

     The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2002 (“FY2002”) in comparison with those for the fiscal year ended November 30, 2001 (“FY2001”) and for the fiscal year ended November 30, 2001 in comparison with those for the fiscal year ended November 30, 2000 (“FY2000”). This discussion should be read in conjunction with the Company’s 2002, 2001 and 2000 Audited Financial Statements.

     The Company has had a volatile operating history, making an evaluation of the Company and its prospects complex and challenging. The Company’s prospects must be evaluated while keeping in mind the risks, expenses and difficulties encountered by companies seeking to introduce new products into rapidly evolving niche markets with a limited number of competitors, only a few of which are well financed. To address these risks and uncertainties, the Company must, among other things, successfully market its existing products and technologies, complete and introduce products under development in a timely manner, continue to upgrade and commercialize its technologies, attract, retain and motivate qualified personnel, manage rapid growth and establish strategic alliances with large multi-national corporations. There can be no assurance that the Company will successfully address all of these challenges.

     The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in the costs of materials. The Company’s operating results are also affected by, among other factors, price competition, manufacturing effectiveness and efficiency, the ability to manage inventory and capital assets effectively, foreign exchange fluctuations, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor.

     Most of the Company’s sales are in U.S. dollars. In addition, a significant portion of costs are paid in U.S. dollars or in Canadian dollars linked to the exchange rate of the U.S. dollar. These transactions are recorded in the Company’s financial statements in Canadian dollars using the appropriate exchange rates required under U.S. GAAP.

     During the fiscal year 2002, the value of the U.S. dollar decreased relative to the Canadian dollar and the rate of inflation in Canada exceeded the rate in the United States. In the fiscal years 2001 and 2000, the value of the U.S. dollar increased relative to the Canadian dollar, and the rate of inflation in Canada was lower than the rate in the United States. The annual rate of inflation in Canada in the fiscal year 2001 was 0.61% and increased to 4.40% in the fiscal year 2002. The Canadian dollar was devalued against the U.S. dollar by approximately 4.30% in the fiscal year 2000, by approximately 2.40% in the fiscal year 2001 and increased in value by approximately 0.40% in the fiscal year 2002. The Company cannot predict whether the change in valuation of the Canadian dollar against the U.S. dollar will or will not exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on the Company.

     The representative dollar exchange rate for converting the Canadian dollar to U.S. dollars, as reported by the Federal Reserve Bank of New York, was $1.5658 Canadian dollars for one U.S. dollar on November 30, 2002. The representative dollar exchange rate was $1.5717 Canadian dollars for one U.S. dollar on November 30, 2001 and $1.5355 Canadian dollars for one U.S. dollar on November 30, 2000. The representative average dollar exchange rate for converting the Canadian dollar to U.S. dollars, as reported by the Federal Reserve Bank of New York, was $1.5713 Canadian dollars for one U.S. dollar for the fiscal year 2002. The representative average dollar exchange rate was $1.5441 Canadian dollars for one U.S. dollar for the fiscal year 2001 and $1.4834 Canadian dollars for one U.S. dollar for the fiscal year 2000.

     In order to reduce the impact of exchange rate fluctuations between the U.S. and Canadian Dollar, the Company has used the forward exchange contract facility described in “B. Liquidity and capital resources.” The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian Dollar for specific transactions at a specific, agreed upon rate, thereby removing any unexpected foreign exchange gain or loss that might occur on those transactions.

     To management’s knowledge, there are no known governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders.

     The Company has incurred losses from continuing operations in three of the last six years and as at November 30, 2002, had an accumulated deficit in shareholders’ equity of $13,384,967. In FY2002, the Company recorded $13,814,133 in revenue, driven by contracts executed by the Company during the year with the United States Coast Guard, the Royal Danish Navy and the Canadian Navy. In addition, cash and cash equivalents strengthened to $3,244,048, with positive cash flow from operations for the past three years. The Company had a positive cash flow in FY2000 even though it sustained a loss for the year because the Company recorded expenses that did not affect the FY2000 cash flow.

Critical Accounting Policies

     The Company prepares its consolidated financial statements in accordance with U.S. GAAP, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company reviews the estimates and assumptions regularly and bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

     The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

     The Company is required to estimate the costs to complete certain systems and geomatics services contracts. These estimates are made after taking into consideration factors such as overall contract value, contract profitability and the timing of revenue recognition. Revenues from these contracts are recognized using the percentage of completion method in conformity with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, which measures the percentage of costs incurred of the total estimated costs to complete for each contract. If the actual results differ from the estimates included in the financial statements, or if the Company adjusts its estimates in future periods, the Company may need to adjust the stated revenues for these projects. If the Company determines that a contract will generate a loss for the Company, the Company will estimate that loss and provide for the total expected loss on the contract.

Deferred Income Taxes

     The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure and assessing any temporary differences resulting from the differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company’s consolidated balance sheet to the extent a net deferred tax asset or liability exists. The Company recognizes deferred income tax assets to the extent that their realizations are considered more likely than not, and provides a valuation allowance against any remaining asset balance. A valuation allowance is provided for in the Company’s financial statements, based on the Company’s estimates of taxable income in the jurisdictions in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

Technology Partnerships Canada

     The Company is required to estimate the repayment amount of the contribution from Technology Partnerships Canada (“TPC”). TPC is a technology investment fund of the Canadian Federal Government established to contribute to the achievement of increasing economic growth, creating jobs and wealth, and supporting sustainable development in Canada. TPC granted financial assistance to the Company for the purpose of funding research and development activities. If the Company achieves a certain type of revenues, it will need to pay the TPC a royalty. The Company includes an estimate of this royalty, which is a percentage of the revenues, in its estimate of the repayment amount. The estimate assesses the likelihood that the Company will earn the type of revenues that triggers the payment of the TPC royalty. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the TPC royalty.

Inventory

     The Company values its inventory at the lower of either (a) cost, determined on an average cost basis and (b) net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Accounts Receivable

     The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Results of Operations — Years ended November 30, 2002 and 2001

     For the fiscal year ended November 30, 2002, the Company had net earnings of $1,694,126, or $0.06 per share on a fully diluted basis.

     The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30

	2002	2001

Revenues:
Systems and system components	70.3%	74.3%
Geomatics	17.0%	13.5%
Software	7.0%	7.8%
Other	5.7%	4.4%

	100.0%	100.0%
Cost of sales	50.4%	42.1%

Gross Profit	49.6%	57.9%
Expenses
General and administrative	19.0%	25.6%
Research and development	11.0%	15.2%
Sales and marketing	12.8%	14.4%
Depreciation	2.2%	3.0%
Interest	0.0%	0.7%
Foreign exchange gain	(0.2%)	(1.1%)
Technology Partnerships Canada royalty	3.4%	5.1%
Technology Partnerships Canada contribution	(6.2%)	(9.7%)

	42.0%	53.2%

Earnings before undernoted	7.6%	4.7%
Proceeds on settlement of claim	1.6%	0.0%

Earnings before tax recovery	9.2%	4.7%
Income tax recovery	3.1%	2.9%

Earnings for the year	12.3%	7.6%

Revenues

     The Company’s core revenue stream is divided into the Systems segment and the Geomatics segment. The core revenue stream is derived from four sources: Systems and system components, Software, Geomatics (formerly Charts), and Other, which includes system repairs and servicing, training and consulting. The Systems segment derives its revenue from three sources: Systems and system components, Software and Other. The Geomatics segment derives its revenue from two sources: Geomatics (formerly Charts), and Other. The Company’s principal developed and manufactured product, ECPINS®, delivers the majority of the Company’s revenue.

     Certain systems revenues were recognized using the percentage of completion method, in conformity with the AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. System components revenues were recognized when significant risks and rewards of ownership were transferred, which is generally when the components were delivered. Certain other systems revenues and all software revenues were accounted for following the AICPA SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9. The Company recorded these revenues when persuasive evidence of an “arrangement” (as defined in the AICPA SOP 97-2) existed, the software product had been shipped, there were no significant uncertainties surrounding product acceptance, the fees were fixed and determinable and collection was considered probable. Systems revenues that were not recognized under SOP 81-1 or SOP 97-2 were recognized in accordance with the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”). Geomatics revenues from the sale of products were recognized when significant risks and rewards of ownership were transferred, which was generally when the products were delivered. Certain geomatics services revenues were recognized in the period the services were performed. Geomatics services revenues were recognized using the percentage of completion method, in conformity with the AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Other revenues were recognized in the period the services were performed.

     The Company does not provide post-contract support as part of its software licensing arrangements. In order to upgrade, a customer must purchase the most up-to-date version at the current market price. Depending on the nature of the post-contract support, revenue from post-contract support would be recorded in up to three revenue sources: Systems and system components, Software and Other.

     The Company’s revenue and margins can vary from period to period as a result of the level of business volumes, mix of contracts and component supply availability. The Company’s contracts with its key customers generally provide a framework for its relationships with its other customers. Actual production volumes are based on orders for the delivery of products.

     Consolidated revenue for FY 2002 was $13,814,133, compared with $7,909,713 for FY2001, an increase of 75%. In FY2002, the Company increased revenue levels from its FY2001 customer base and generated additional revenues from new customers. The main customers for the Company’s products and services were the U.S. Coast Guard (“USCG”), the Canadian Coast Guard, the Canadian Department of National Defence, the Royal Danish Navy and the U.S. Navy. Sales from these customers accounted for 91% of the 2002 consolidated revenue and 90% of the 2001 consolidated revenue.

Segment Results

     Systems — Revenue from the Systems segment for FY2002 was $11,466,668, compared to $6,836,556 for FY2001, an increase of 68%. In FY2002, the existing customer base generated the additional revenues. Revenue from the USCG, the Canadian Coast Guard, the Canadian Department of National Defence, the Royal Danish Navy and the U.S. Navy provided 94% of the segment’s FY2002 revenues.

     Geomatics — Revenue from the Geomatics segment for FY2002 was $2,347,465 compared to $1,073,157, an increase of 119%. In FY2002, most of the increased revenue resulted from the Company’s expansion into the land mapping market, although some increases in revenues stemmed from the existing customer base.

Gross Profit

     The Company’s gross profit increased $2,269,010 to $6,845,365 in FY2002 from $4,576,355 in FY2001. The gross profit percentage decreased to 49.6% in FY2002 from 57.9% in FY2001. This decrease was attributable to a major project that included a large proportion of third-party systems. If the effect of this project were eliminated, the gross profit percentage for FY2002 would have been 56.0%.

General and Administrative Expenses

     General and administrative (“G&A”) expenses consisted mainly of salaries and benefits for management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses. G&A increased by $602,090 in FY2002 to $2,628,395 from $2,026,305 in FY2001. The increase is the result of additions to the Company’s management team, the addition of U.S.-based investor relations support and one-time professional fees relating to the Company’s initial SEC registration and settlement of lawsuits, as disclosed in the FY2002 audited financial statements. As a percentage of revenue, G&A decreased to 19.0% in FY2002 from 25.6% in FY2001.

Research and Development Expenses

     Research and development (“R&D”) expenses consisted mainly of salaries and benefits for software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued to invest in new product development in 2002. The Company believes that in order to maintain its technological advantage, it must continue to fine-tune existing products and introduce new high quality products that challenge and redefine the industry standards. As a result, FY2002 spending on R&D increased to $1,516,528 or 11.0% of revenue, compared to $1,206,974 or 15.2% of revenue in FY2001.

     Until March 31, 2003, the Company had the ability to claim up to $4,000,177 of TPC’s repayable contribution to help pay for its R&D expenses. During FY2002, the Company incurred costs of $863,851 and claimed the full $863,851. The Company recorded this contribution as a reduction of expenses on its statement of earnings. As of November 30, 2002, the Company had claimed a total of $3,623,295 of TPC’s repayable contribution. During FY2002, the Company also paid or accrued royalties to TPC. As of November 30, 2002, the Company had paid $354,159 in royalties and had accrued $712,097 in royalties for payment after November 30, 2002.

Sales and Marketing Expenses

     Sales and marketing (“S&M”) expenses consisted primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased by $620,010 or 54.3%, in FY2002 to $1,761,669 (12.8% of revenue) from $1,141,659 (14.4% of revenue) in FY2001. The increase in expenses was the result of the Company’s increased level of business development activity relating to its expansion efforts in the American, European and Asia-Pacific markets. These expansion efforts required the Company to hire five additional S&M staff. The expansion effort targets the military agencies of Canada’s NATO and other allies to increase the profile of the Company and its products.

Depreciation

     Total depreciation increased slightly to $303,407 in FY2002 from $238,958 in FY2001. The increase reflects the effect of plant and equipment additions, and intangible asset additions during FY2002.

Interest

     Interest expenses decreased to $3,582 in FY2002 from $55,380 in FY2001 because the Company did not utilize its credit facility during FY2002.

Earnings from Operations

     Earnings from operations for FY2002 were $1,045,732, or 7.6% of revenue, compared to $370,439 for FY2001, or 4.7% of revenue. Earnings from operations increased as the result of the general increase in business volumes.

Proceeds on Settlement of Claim

     Proceeds from settlement of claim for FY2002 were $221,978. This amount is the gross amount of a settlement of a lawsuit in favor of the Company. Because this claim was still pending in FY2001, and no other lawsuits had been settled in FY2001, there were no such proceeds in FY2001.

Income Taxes

     Based on the information available at the time the annual audited financial statements were issued, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $4,855,787 Canadian non-capital losses carried forward. As a result of this assessment, the Company recognized a deferred tax asset of $426,416 for the year ended November 30, 2002. In accordance with U.S. GAAP, the Company provided a valuation allowance of $2,985,840 against the total deferred tax asset, as it is not considered more likely than not that the remaining deferred tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company.

Net Earnings

     Consolidated net earnings for the year were $1,694,126, or 12.3% of revenue, compared to $597,739 for FY2001, or 7.6% of revenue.

Backlog

     Backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Order backlog as at November 30, 2002, was $3.7 million compared to $8.4 million one year earlier. The backlog balance as at November 30, 2001 was much higher than as at November 30, 2002 because two major contracts, one with the Royal Danish Navy and the other with the Canadian Department of National Defence, were awarded to the Company in the last half of FY2001 and remained substantially incomplete as at November 30, 2001. Although governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should the government’s future budget funding not be approved; the Company has included the full value of these contracts in backlog as no evidence existed that such contracts would be terminated.

Results of Operations — Years ended November 30, 2001 and 2000

     For the year ended November 30, 2001, the Company had a net earnings of $597,739, or $.02 per share on a fully diluted basis.

     The table below presents, for the periods indicated, selected financial data of the Company, expressed as a percentage of total revenues:

	Year ended November 30

	2001	2000

Revenues:
Systems and system components	74.3%	75.6%
Software	7.8%	0.0%
Charts	13.5%	17.2%
Other	4.4%	7.2%

	100.0%	100.0%
Direct Costs	42.1%	24.1%

Gross Profit	57.9%	75.9%
Expenses
General and administrative	25.6%	39.8%
Research and development	15.2%	26.9%
Sales and marketing	14.4%	15.5%
Amortization	3.0%	3.8%
Interest	0.7%	3.7%
Foreign exchange loss (gain)	(1.1%)	0.1%
Technology Partnerships Canada royalty	5.1%	3.5%
Technology Partnerships Canada contribution	(9.7%)	(20.3%)

	53.2%	73.0%

Earnings from operations and before discontinued operations	4.7%	2.9%
Loss from discontinued operations	0.0%	(1.2%)
Loss on disposal of discontinued operations	0.0%	(4.4%)

Earnings before tax recovery	4.7%	(2.7%)
Income tax recovery	2.9%	0.0%

Earnings for the year	7.6%	(2.7%)

Revenues

     Consolidated revenue for FY2001 was $7,909,713, compared with $5,651,665 for FY2000, for an increase of 40%. In FY2001, the Company maintained revenue levels from its FY2000 customer base and added two major contracts from the Royal Danish and Canadian Navies. The main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defence, Royal Danish Navy and the U.S. Navy. Sales from these customers accounted for 90% of the 2001 consolidated revenue. With the introduction of the Windows NT based ECPINS-M® Military System and ECPINS® into the market in FY2000, the Company completed and recorded sales for software only contracts amounting to $617,373 in FY2001. Prior to FY2001, the Company sold systems that combined the ECPINS® software with specialized hardware.

Segment Results

     Systems — Revenue from the Systems segment for FY2001 was $6,836,556, compared to $4,706,764 for FY2000, an increase of 45%. In FY2001, a contract from an existing customer, the Canadian Department of National Defence, and a contract from a new customer, the Royal Danish Navy, were responsible for the increased revenue.

     Geomatics — Revenue from the Geomatics segment for FY2001 was $1,073,157, compared to $9,44,901, an increase of 14%. The revenue level in FY2001 was maintained at a fairly constant level due to contracts with the Company’s existing customer base.

Gross Profit

     The Company’s gross profit increased by $288,743 to $4,576,355 in FY2001 from $4,287,612 in FY2000. Gross margin decreased to 57.9% in FY2001 from 75.9% in FY2000. FY2000’s high gross margin resulted from lower than expected costs incurred in achieving IMO compliance in connection with certain contracts. Excluding the effect of the lower than expected costs on these contracts, the FY2000 gross profit percentage was 63.9%. The decline in the gross profit percentage was the result of an increase in third party products that integrated into customer deliverables with a lower component margin.

General and Administrative Expenses

     General and administrative expenses decreased by $224,923 in FY2001 to $2,026,305 from $2,251,228 in FY2000. As a percentage of revenue, G&A decreased to 25.6% in FY2001 from 39.8% in FY2000. The most significant decrease was from a decrease of $293,817 in stock-based compensation to G&A employees, directors and external third parties.

Research and Development Expenses

     During FY2000, the Company refocused its research and development efforts towards the development of a single baseline PC-based product - ECPINS® v4.0. As a result of the efficiencies gained through this effort, FY2001 spending on R&D decreased to $1,206,974 or 15.2% of revenue, compared to $1,518,343 or 26.9% of revenue in FY2000.

     During FY2001, the Company incurred costs of $768,818 and claimed the full amount under its agreement with TPC. As of November 30, 2001, the Company had claimed a total of $2,759,435 ($768,818 for FY2001, $1,146,371 for FY2000 and $844,246 for FY1999). The Company recorded each contribution as a reduction of expenses on its statement of earnings in the fiscal year in which such contribution was received. During FY2001, the Company also commenced payments of royalties to TPC. As of November 30, 2001, the Company had paid or accrued for future payment $590,067 in royalties.

Sales and Marketing Expenses

     Sales and marketing expenses increased by $268,610, or 30.7%, in FY2001 from $873,049 (15.5% of revenue) in FY2000 to $1,141,659 (14.4% of revenue). The increase in expenses was the result of the Company’s increased level of business development activity.

Depreciation

     Total depreciation increased slightly in FY2001 from $212,621 in FY2000 to $238,958. This increase reflects the addition of new assets in FY2001.

Interest

     Interest expenses decreased in FY2001 from $210,581 in FY2000 to $55,380. This decrease reflects the Company’s decision to discontinue the factoring of Accounts Receivable as a financing tool.

Discontinued Operations

     The Company disposed of substantially all of the assets of its wholly-owned US subsidiary, OGI, by March 31, 2001. OGI was a distributor and service and support organization for a number of third party manufacturers primarily in Canada and the United States. It provided OEM parts, equipment sales, engineering services and service coordination.

     OGI’s revenue for FY2000 was $1,936,113. The loss on disposal of OGI recorded in FY2000 was $247,657 net of income taxes of $nil. There was no impact to the Company’s results in FY2001.

Income Taxes

     Based on the information available at the time the annual audited financial statements were issued, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $5,865,389 Canadian non-capital losses carried forward. As a result of this assessment, a future tax asset of $227,300 was recorded as of November 30, 2001. In accordance with U.S. GAAP, a valuation allowance of $4,594,893 was recorded against the total future tax asset as, more likely than not, the use of the remaining portion of the future tax asset will not be obtained. The Company continued to evaluate its taxable position quarterly and considered factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company.

Net Earnings

     For the reasons described above, consolidated net earnings for FY2001 increased to $597,739, or 7.6% of revenue, compared to a loss of $151,088 for FY2000.

Backlog

     Order backlog as of November 30, 2001, reflected the Company’s continuing growth and was at $8.4 million compared to $2.3 million the previous year. As described with respect to the November 30, 2002 financial statements, the Company included the full value of its multi-year government contracts in backlog as no evidence existed that the contracts would be terminated.

B.     Liquidity and capital resources

Years ended November 30, 2002 and 2001

     At November 30, 2002, the Company had current assets of $8,821,485, current liabilities of $4,246,062 and a cash position of $3,244,048. Working capital increased by $1,652,216 to $4,575,423 at November 30, 2002 from $2,923,207 a year earlier. The Company had credit facilities consisting of an operating line (i.e., a revolving credit facility), standby letters of credit, and forward exchange contract facilities. The operating line bears interest at the chartered bank’s prime lending rate plus 1.25% per annum with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and standby letters of credit are repayable on demand. The maximum available to the Company under the operating line and forward exchange contract facility is $1,000,000 and US$1,000,000, respectively. No borrowings against the operating line were outstanding as at November 30, 2002. The Company has issued standby letters of credit totaling US$859,900. The Company has utilized the standby letters of credit to back certain performance obligations with its customers. The Company has entered forward exchange contracts in the amount of US$350,000. The Company utilizes its forward exchange contract facility to reduce the level of exposure to exchange rate movements between the U.S. dollar and Canadian dollar.

     Operating cash flow in fiscal year ended November 30, 2002, before changes in non-cash working capital items, was $1,587,170, compared with $705,647 in the fiscal year ended November 30, 2001, for an increase of $881,523. The improvement reflected the increased profitability of the Company for the fiscal year 2002. Changes in non-cash working capital items were a usage of cash of $357,400 for FY2002 compared to a providing of cash of $484,172 for the previous year. Changes occurred in most non-cash working capital items between the two fiscal years — all within the normal business activities of the Company. The two largest changes in non-cash working capital were to accounts receivable, and accounts payable and accrued liabilities. Both of these increases reflect the increased business activities of the Company.

     Net cash provided by financing activities amounted to $568,252 in FY2002, compared to $291,120 in FY2001. The improvement of $277,132 was largely the result of the issue of Common Shares through the employee stock option plans.

     Cash used in investing activities totaled $591,599, compared with $205,637 in FY2001. The increase reflects the equipment and software upgrades purchased in the systems line of business and additional equipment and software to support the new initiatives in the Geomatics line of business.

     The net increase in cash and cash equivalents amounted to $1,206,423 in FY2002, compared with a net cash position increase of $1,275,302 in FY2001.

Years ended November 30, 2001 and 2000

     At November 30, 2001, the Company had current assets of $6,022,312, current liabilities of $3,099,105 and a cash position of $2,037,625. Working capital increased by $1,052,207 to $2,923,207 at November 30, 2001 from $1,871,000 a year earlier. The Company had credit facilities consisting of an operating line, standby letters of credit, receivables purchase agreement and forward exchange contract facilities. The operating line bears interest at the chartered bank’s prime lending rate plus 1.25% per annum with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. The maximum available to the Company under the operating line, receivables purchase agreement and forward exchange contract facility is $400,000, US$2,500,000 and US$500,000, respectively. Advances under these facilities are repayable on demand. No borrowings against the operating line, receivables purchase agreement and forward exchange contract facilities were outstanding as at November 30, 2001. The Company has caused the issuance of standby letters of credit totaling $2,592,882. The standby letters expire one year after issue and advances are repayable on demand.

     FY2001 operating cash flow, before changes in non-cash working capital items, increased by $256,107 from $676,840 in FY2000 to $932,947. The improvement reflected favorable contract payment terms on specific contracts and a strong focus on cash management. Changes in non-cash working capital items were providing cash of $256,872 for FY2001 compared to providing cash of $918,799 for the previous year.

     Net cash provided by financing activities amounted to $291,120 in FY2001, compared to a usage of cash of $916,498 in FY2000. The improvement of $1,252,206 was largely because the Company no longer factored in accounts receivable, which used cash of $1,334,211 in FY2000 to repay factoring arrangements from FY1999.

     Cash used in investing activities totaled $205,637, compared with $73,950 in FY2000. This increase mainly reflects the increase in capital and other asset acquisitions.

     The net increase in cash and cash equivalents amounted to $1,275,302 in FY2001, compared with a net cash position increase of $660,300 in FY2000.

     The Company believes that cash flow from operating activities, together with cash on hand, borrowings available under its revolving credit facilities and the additional funds provided by the private placement announced on February 18, 2003 (see Item 8.B of this document), will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next twelve months. The Company has not made any material commitments for capital expenditures. There can be no assurance that thereafter resources will be adequate and that additional financing will be available to the Company. The Company has not identified any further potential sources of long-term liquidity.

C.     Research and development, patents and licenses, etc.

     See “Item 5. Operating results — Research and Development Expenses.”

D.     Trend information.

     The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in materials costs.

     The table below presents, for the periods indicated, selected quarterly financial data of the Company:

	Fiscal Year 2001 (unreviewed)

	Q1	Q2	Q3	Q4

Revenue	1,889,364	1,631,966	1,802,300	2,586,083
Net income before proceeds on settlement of claim and income tax recovery	(19,074)	18,607	77,569	293,337
Above as a percentage of revenue	(1.0%)	1.1%	4.3%	11.3%
Net income	(19,074)	18,607	77,569	520,637
Above as a percentage of revenue	(1.0%)	1.1%	4.3%	20.1%
Earnings per share — diluted	0.00	0.00	0.00	0.02

	Fiscal Year 2002 (unreviewed)

	Q1	Q2	Q3	Q4

Revenue	3,278,877	3,833,229	2,671,754	4,030,273
Net income before proceeds on settlement of claim and income tax recovery	203,928	239,053	253,906	348,845
Above as a percentage of revenue	6.2%	6.2%	9.5%	8.7%
Net income	301,918	296,053	566,618	529,537
Above as a percentage of revenue	9.2%	7.7%	21.2%	13.1%
Earnings per share — diluted	0.01	0.01	0.02	0.02

     The timing and duration of major contracts awarded to the Company have largely dictated trends in the Company’s revenue stream. The major contracts that were awarded to the Company during the fiscal years 2001 and 2002 were with the Danish Navy in the third quarter of FY2001, the Canadian Navy at the end of the fourth quarter of FY2001 and the U.S. Coast Guard during the third quarter of FY2002. As delivery under each of these contracts extends into 2003, such contracts will impact the Company’s revenues through that year. The duration of the Danish Navy contract extends into FY2003. The terms of the Canadian Navy contract requires that delivery of the ECPINS® systems be substantially completed by the second quarter of FY2002 and be entirely completed by the second quarter of FY2003. The U.S. Coast Guard contract requires completion during the second quarter of FY2003. See Exhibit 4.1 to Form 20-F filed July 24, 2002, and Exhibits 4.5 and 4.7 to Amendment No. 1 to Form 20-F, filed September 10, 2002, which are incorporated by reference herein.

     The relative mix of value added products and services, and fluctuations in the costs of materials in the contracts that were awarded to the Company during the fiscal years 2001 and 2002 will affect the net income before proceeds on settlement of claim and income tax recovery, and net income of the Company. Contracts that included a large proportion of third-party systems or software will provide a lower return to the Company as these costs generally flow through to the customer with little to no markup by the Company. On the other hand, contracts for ECPINS® software or systems contracts that have a large software component will provide a high return to the Company as the costs associated with this type of contract are relatively minor. Examples of the latter occurred in the third and fourth quarters of FY2002, where the Company received one or more contracts of this nature in each quarter, and as a result, the net income before proceeds on settlement of claim and income tax recovery as a percentage of revenue was higher than in the first two quarters of FY2002.

     Another trend that affects the profitability of the Company is the lengthy sales cycle required to establish new customers. In some cases, the sales effort to win a contract with a new customer can be as long as three years. As a result, the Company often incurs sales and marketing costs in the current fiscal year, but does not receive sales revenues as a result of such sales efforts until two or three years later. Starting in FY2001 and continuing in FY2002, the Company increased its sales and marketing spending to expand its market in the U.S., Asia-Pacific and Europe. This increased spending may result in contracts from new customers starting some time during FY2003.

Item 6. Directors, Senior Management and Employees

A.     Directors and senior management.

     The following table lists the names of the directors and officers of the Company, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Number and
Percentage of
Common Shares Owned
or Controlled by
Directors and
Name and	Principal Occupation	Director / Officer	Officers at
Office Held	for Past Five Years	Since	February 28, 2003

RAYMOND JOHNSTON Director, Chairman, Montréal, Québec, Canada	11/00 to present: Director & Chairman 12/99 to present: President, Chamber of Maritime Commerce 5/92 to 6/99: CEO, Canada Steamship Lines	11/14/00 (and from 12/94 to 9/98)	0.06% 15,000

JOHN A. JACOBSON Director President & Chief Executive Officer, Vancouver, British Columbia, Canada	3/98 to present: Director, President & Chief Executive Officer 4/97 to 9/97: President, International Operations, GeoTrain Corporation	3/19/98	0.82% 215,000

TONY PEZZOTTI Director Burnaby, British Columbia, Canada	4/90 to present: Director Previous Co-owner of PSL Steel Ltd., Independent Businessman	4/26/90	1.7% 453,733

HELMUT F. LOBMEIER Director Maple Ridge, British Columbia, Canada	04/90 to present: Director Previous Co-owner of PSL Steel Ltd., Independent Businessman	4/26/90	2.4% 631,951

CAPT. WALTER P. PURIO Director Houston, Texas, United States	01/99 to present: Director

2000 to present: Independent Marine Consultant

1993 to 2000: President, P and H Marine Associates, Inc.

	1985 to present: Shipmaster- Oceans, General Dynamics, American Overseas Marine Corporation	1/14/99	0.20% 55,000

Number and
Percentage of
Common Shares Owned
or Controlled by
Directors and
Name and	Principal Occupation	Director / Officer	Officers at
Office Held	for Past Five Years	Since	February 28, 2003

BRIAN E. WALSH Director Rye, New York, United States	12/01 to present: Director 1997 to present: Co-Founder of Qvan Capital (formerly Veritas Capital Management) 1996 to 1997: Asset and Money Management of the Bass family, Fort Worth, Texas	12/18/01	1.3% 332,500

ANDREW A. CARNIEL Corporate Secretary/ Vice President Business Development Coquitlam, British Columbia, Canada	7/99 to present: Vice President of Business Development, OSL, and Corporate Secretary, OSIL

5/98 to 5/01: Director of Operations, OSL

10/97 to 5/98: Independent Business Consultant

11/96 to 10/97: Operations Manager, Asia Pacific, GeoTrain Corporation

	1/95 to 11/96: Manager, HR Operations, MacDonald Dettwiler & Associates Ltd.	N/A	0.44% 116,250

KENNETH KIRKPATRICK Vice President Operations Richmond, British Columbia, Canada	5/01 to present: Vice President of Operations

12/97 to 5/01: Vice President & Chief Operating Officer, Triathlon Ltd., a subsidiary of MacDonald Dettwiler & Associates

4/97 to 11/97: Vice President of International Operations, GeoTrain Corporation

	4/96 to 4/97: Manager North American Operations, PSC Group International Corporation	N/A	0.25% 67,500

Number and
Percentage of
Common Shares Owned
or Controlled by
Directors and
Name and	Principal Occupation	Director / Officer	Officers at
Office Held	for Past Five Years	Since	February 28, 2003

JOHN SENTJENS Corporate Controller Vancouver, British Columbia, Canada	8/01 to present: Corporate Controller

11/99 to 8/01: Controller, Triathlon Ltd., a subsidiary of MacDonald Dettwiler & Associates Ltd.

4/98 to 11/99: Controller, Fulcrum Technologies, a subsidiary of PC Docs Group

	7/95 to 3/98: Controller, GeoTrain Corporation	N/A	0.04% 10,000

     The directors and officers of the Company do not own any Class “A” Preference Shares Series A Convertible or Class “B” Series 1 Preference Shares.

B.     Compensation.

     Pursuant to the 1994, 1996, and 1998 Option Plan, each director receives an annual entitlement of 100,000 shares and the Chairman of the Board of Directors receives an annual entitlement of 125,000 shares. Each Canadian director is entitled to $1,500 and each U.S. director is entitled to US$1,500 for attending each meeting of the Board of Directors.

Listing of Directors Geographically

Canadian Directors:	Raymond W. Johnston John A. Jacobson Tony Pezzotti Helmut F. Lobmeier

U.S. Directors	Capt. Walter P. Purio Brian E. Walsh

Total Compensation Accrued and/or Paid to Key Senior Management for Fiscal 2002

	Annual Compensation

Officer's Name	Salary	Bonus	Other

John A. Jacobson — President and Chief Executive Officer	$172,115	$70,000	Nil
Andrew Carniel, Vice President of Business Development	$122,115	$35,000	Nil
Kenneth Kirkpatrick, Vice President of Operations	$124,038	$35,000	Nil

     No pension, retirement or similar benefits are given to senior management or officers of the Company. John Jacobson, however, has an employment contract with the Company regarding his employment as President and Chief Executive Officer.

Share Options Granted to Directors and Officers for the Fiscal Year ended November 30, 2002

	Common Share
	Options	Exercise	Expiry
Director’s Name	Granted in FY2002	Price	Date

Raymond W. Johnston — Chairman and Director	125,000	$1.20	Dec 5, 2004
John A. Jacobson — President and Chief Executive Officer, and Director	33,333	$1.20	Dec 5, 2004
	33,333	$1.20	Dec 5, 2005
	33,334	$1.20	Dec 5, 2006
Tony Pezzotti — Director	100,000	$1.20	Dec 5, 2004
Helmut F. Lobmeier — Director	100,000	$1.20	Dec 5, 2004
Capt. Walter P. Purio — Director	100,000	$1.20	Dec 5, 2004
Brian E. Walsh — Director	100,000	$0.96	Nov 19, 2004

	Common Share
	Options
	Granted in	Exercise	Expiry
Officer’s Name	FY2002	Price	Date

Andrew Carniel, Vice President of Business Development and Corporate Secretary	16,666	$1.20	Dec 5, 2004
	16,666	$1.20	Dec 5, 2005
	16,667	$1.20	Dec 5, 2006
Kenneth Kirkpatrick, Vice President of Operations	16,666	$1.20	Dec 5, 2004
	16,666	$1.20	Dec 5, 2005
	16,667	$1.20	Dec 5, 2006
John Sentjens, Controller	10,000	$1.20	Dec 5, 2004
	10,000	$1.20	Dec 5, 2005
	10,000	$1.20	Dec 5, 2006

C.     Board practices

     Directors are elected annually to the Board of Directors (“Board”) at the Annual General Meeting of the Company. As of March 15, 2003, the directors on the Board and the period during which they have served on the Board are as follows:

Name	Period Served

Raymond Johnston (Chairman)	since November 2000
John A. Jacobson	since March 1998
Tony Pezzotti	since April 1990
Helmut F. Lobmeier	since April 1990
Walter P. Purio	since January 1999
Brian E. Walsh	since December 2001

     The Board is relatively independent of management; five of the Company’s six directors are unrelated directors, as defined by the TSX corporate governance guidelines (“TSX Guidelines”), while one director is a member of management (i.e., John Jacobson, the President and CEO). The independence of the Board is reinforced through the separation of the positions of Chairman and Chief Executive Officer. The Chairman may not be a member of management.

     No director has a service contract with the Company or its subsidiaries. John Jacobson, however, does have an employment contract with the Company regarding his employment as President and Chief Executive Officer.

Duties and Obligations of the Board of Directors

     The Board oversees the management and operations of the business of the Company and supervises management, which is responsible for the day-to-day conduct of the business. The Board reviews and approves all appointments of senior officers. The Board also establishes the overall policies for the Company, monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management. In particular, the Board is responsible for the Company’s approach to corporate governance issues, including Company disclosures pursuant to the TSX Guidelines, periodic reviews of the Board, committee composition and the discharge of any obligations to the Company’s shareholders.

     The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Executive Committee. Each of the committees has specific authority to retain external advisors, as appropriate (at the expense of the Company), upon notice to the Chairman of the Board.

Audit Committee

     The members of the Company’s Audit Committee are Helmut F. Lobmeier (Chairman), Tony Pezzotti and Walter P. Purio, all of whom are unrelated directors.

     The Audit Committee’s responsibilities include:

(a)	reviewing and monitoring the audit functions, risk-management systems, management information systems, accounting policies, disaster recovery plans, and financial exposure of the Company and undertaking ongoing efforts to identify risks and appropriate safeguards;

(b)	reviewing the Company’s financial statements prepared by management and meeting with the Company’s external auditors to discuss the results of annual audits; and

(c)	recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management discussions and analyses, and prospectuses.

Compensation Committee

     The members of the Company’s Compensation Committee are Tony Pezzotti (Chairman), Walter P. Purio and Brian E. Walsh, all of whom are unrelated directors.

     The Compensation Committee reviews and recommends to the Board for approval the remuneration of senior management and directors. To fulfill this responsibility, the Compensation Committee considers a position’s responsibilities, risks, time commitment and comparative remuneration. The Board meets annually without the related directors to receive the Compensation Committee’s report concerning recommendations for any adjustment to senior management’s compensation.

Executive Committee

     The members of the Company’s Executive Committee are Raymond Johnston (Chairman) and Helmut F. Lobmeier, who are unrelated directors, and John A. Jacobson, who is President and CEO.

     The Executive Committee’s responsibilities include:

(a)	recommending to the Board corporate procedures in order to address the issues of corporate governance within the organization;

(b)	defining the limits of management’s responsibilities;

(c)	identifying new directors for nomination to the Board and assessing existing directors on an ongoing basis; and

(d)	overseeing the implementation of the business plan for the Company’s subsidiaries in terms of operating capital and related expenditures as approved by the Board as a whole.

D.     Employees

     At November 30, 2002, there were a total of 16 employees working for OSI Geomatics and 48 employees working for Offshore Systems Ltd. The Company has no labor unions and no temporary staff.

Number of Employees — U.S. 2, Canada 64 at November 30, 2000	Number of Employees — U.S. 2, Canada 51 at November 30, 2001	Number of Employees — U.S. 1, Canada 63 at November 30, 2002

E.     Share ownership.

     Information as to share and option information for directors, officers and key employees is discussed above in “Item 6. A. Directors and Senior Management” and in “Item 6. B. Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A.     Major shareholders.

     The following table sets forth, as of April 30, 2003, with respect to each person known to the Company to beneficially own more than 5% of the Company’s Common Shares or more than 5% of the Company’s Class “A” Preference Shares Series A Convertible, or more than 5% of the Company’s Class “B” Series 1 Preference Shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of April 30, 2003. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed outstanding for the purpose of calculating the ownership percentage of any other person. The amounts and percentages are based upon 26,076,029 Common Shares, 30,262 Class “A” Preference Shares Series A Convertible and 61,244 Class “B” Series 1 Preference Shares outstanding as of April 30, 2003.

		Number of Shares	Percentage of Class
Title of Class of Securities	Name of Shareholders	Beneficially Owned	Beneficially Owned

Common	None	None	None
Class “A” Preference Shares Series A Convertible	John Visnapu	16,375	54.1%
Class “A” Preference Shares Series A Convertible	G.A. Lachapelle	3,275	10.8%
Class “A” Preference Shares Series A Convertible	Dennis Kong	3,275	10.8%
Class “A” Preference Shares Series A Convertible	Daniel Jacobson*	3,275	10.8%
Class “B” Series 1 Preference	SDS Merchant Fund, LP	18,373	30%
Class “B” Series 1 Preference	DMG Legacy
	Institutional Fund LLC	19,935	32.5%
Class “B” Series 1 Preference	DMG Legacy
	International Ltd.	20,792	34%

*	unrelated to John Jacobson, President and CEO of the Company

     The shareholders of the Class “A” Preference Shares Series A Convertible Shares listed above became the beneficial owners of those shares during the fiscal year 1990. The shareholders of the Class “B” Series 1 Preference Shares became the beneficial owners of those shares during FY2003. The Company’s major shareholders do not have different voting rights than any other shareholder. As of April 30, 2003, 1,105,885 Common Shares and 61,244 Class “B” Series 1 Preference Shares are held by 22 U.S. shareholders. No Class “A” Preference Shares Series A Convertible are held by U.S. shareholders.

B.     Related party transactions.

     Between December 1, 2000 and March 31, 2001, the assets of the Company’s subsidiary OSII were disposed of through a transfer to the Company’s subsidiary OSL at their net realizable value of $65,834. OSII was inactive until the fiscal year 2002 and had no material assets prior to the fiscal year 2002. During FY2002, OSII started operations under a new name, OSI Geomatics Inc.

     There are no other related party transactions other than those described above.

     The Company’s policy for transactions with affiliates is that they must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     In the case of transactions involving a director, any of the Company’s directors who, in any way, whether directly or indirectly, has an interest in a proposed contract or transaction with the Company, must disclose the nature and extent of such interest to the Company’s Board and must abstain from voting on whether to approve the proposed contract or transaction. If such director fails to obtain such Board Approval, he or she must account to the Company for any profit made as a consequence of the Company entering into the contract or transaction, unless the contract was fair and reasonable to the Company at the time it was entered into, and unless after full disclosure of the nature and extent of his or her interest, the contract or transaction is approved by the Company’s shareholders by a resolution passed by a majority of not less than 75% of the votes cast at a duly convened shareholders’ meeting. In addition, if a Company director or officer holds any office or possesses any property whereby, whether directly or indirectly, he or she may have duties or interests that conflict with his or her duties or interests as a director or officer, such director or officer must disclose that fact and the nature and extent of the conflict. In the case of a director, this disclosure must be made at a Board meeting. In the case of transactions involving an officer, the disclosure must be made in writing to the Company’s President. Since the Company’s President is required by law to be a director, his or her disclosure must be made at a Board meeting.

C.     Interests of experts and counsel.

     Not applicable.

Item 8.     Financial Information

A.     Consolidated statements and other financial information.

     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this registration statement.

     In the fiscal year 2002, the Company’s export revenues totaled $10,553,270, 76% of the total revenue of $13,814,133. In the fiscal year 2001, the Company’s export revenues totaled $5,154,560, 65% of the total revenue of $7,909,713.

     The Company has neither declared nor paid dividends on any of its outstanding Common Shares, Class “A” Preference Shares Series A Convertible or Class “B” Series 1 Preference Shares. The Company does not intend to pay dividends to the Common or Class “A” Preference Shares Series A Convertible in the foreseeable future. The Company is required to pay dividends, commencing as of the date of issue, on the outstanding Class “B” Series 1 Preference Shares at a rate of 6% per annum. The Company intends to retain any future earnings less the Class “B” Series 1 Preference Share dividend to finance the expansion of its business. Any future determination to pay additional dividends will be at the discretion of the Board of Directors and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

     During the fiscal year 2002, the Company settled a lawsuit against the following defendants: Yokogawa Denshikiki, a Japanese corporation, AG Marine, Inc., a U.S. corporation, and Devon Liles and Janet Liles, both U.S. citizens. The Company’s legal claim was based on the wrongful termination of a product distribution agreement. This suit was settled in favor of the Company and the proceeds have been recorded in the Company’s FY2002 financial statements.

     During the fiscal year 2002, the Company became the object of a lawsuit by a former employee for wrongful dismissal. The suit has been settled out of court and the costs have been recorded in the Company’s FY2002 financial statements.

     The Company currently has two legal suits pending.

•	The Company and three employees are the defendants of a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to the use of confidential information and breach of fiduciary duty. The Company believes the suit poses limited financial risk. The Company’s current Vice President of Operations and Corporate Controller were officers of Triathlon Ltd. prior to their employment with the Company.

•	The Company filed a claim against IIC Technologies Inc. (IIC), a U.S. subsidiary of the Indian company, IIC Technologies Private Limited and two former employees of the Company. The suit claims that IIC and the two former employees engaged in intentional interference with contractual relations with a venture partner. IIC has not filed any counter claims. The Company believes the suit does not pose financial risk to the Company.

B.     Significant changes.

     In February 2003, the Company completed a private placement in the U.S. of 61,244 units at a subscription price of $50.00 per unit. Each unit consisted of one Class “B” Series 1 Preference Share, and 22.75 Common Share purchase warrants. Each Common Share purchase warrant is exercisable for the purchase of one Common Share. Each Class “B” Series 1 Preference Share is convertible at the option of the holder into 45.5 Common Shares at a deemed conversion price of $1.10 each.

Item 9.     The Offer and Listing

A.     Offer and listing details.

     The issued and outstanding Common Shares of the Company (26,043,243 shares as of November 30, 2002) are listed and posted for trading on the TSX under the trading symbol “OSI” and on the OTCBB under the trading symbol “OFSYF”. The Company’s Common Shares are registered shares.

     The following summary of the trading history (in Canadian dollars) of the Common Shares on the Toronto Stock Exchange lists:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the monthly high and low market prices for the most recent six months.

	Price per share

	High	Low

Year
Fiscal year ended November 30, 1998	$0.75	$0.25
Fiscal year ended November 30, 1999	$0.65	$0.25
Fiscal year ended November 30, 2000	$1.84	$0.39
Fiscal year ended November 30, 2001	$1.25	$0.36
Fiscal year ended November 30, 2002	$1.95	$0.90
Quarter
Year Ending November 30, 2001
First Quarter	$0.56	$0.36
Second Quarter	$0.59	$0.36
Third Quarter	$1.04	$0.42
Fourth Quarter	$1.25	$0.52
Year Ending November 30, 2002
First Quarter	$1.65	$1.10
Second Quarter	$1.53	$1.14
Third Quarter	$1.95	$0.99
Fourth Quarter	$1.45	$0.90
Most Recent Six Months
November 2002	$1.29	$0.90
December 2002	$1.22	$0.98
January 2003	$1.19	$1.01
February 2003	$1.17	$1.01
March 2003	$1.12	$1.03
April 2003	$1.20	$1.08

B.     Plan of distribution.

     Not applicable.

C.     Markets.

     The Company’s Common Shares are quoted for trading on the OTCBB in the United States under the symbol “OFSYF” and listed on the TSX under the symbol “OSI.”

D.     Selling shareholders.

     Not applicable.

E.     Dilution.

     Not applicable.

F.     Expenses of the issue.

     Not applicable.

Item 10. Additional Information

A.     Share capital.

     As of November 30, 2002, the Company had 26,043,243 voting Common Shares without par value issued and outstanding and 41,296 Class “A” Preference Shares Series A Convertible issued and outstanding, for a total of 26,084,539 issued and outstanding shares entitled to vote.

     As of April 30, 2003, the Company had 26,044,015 voting Common Shares, 30,262 Class “A” Preference Shares Series A Convertible and 61,244 Class “B” Series 1 Preference Shares issued and outstanding, for a total of 26,135,521 issued and outstanding shares entitled to vote. All of the issued and outstanding shares of the Company are fully paid and non-assessable.

     The authorized capital of the Company consists of 300,000,000 shares, divided into 100,000,000 Common Shares without par value, 100,000,000 Class “A” Preference Shares without par value and issuable in series, of which 10,000,000 shares are designated as Class “A” Preference Shares Series A Convertible, and 100,000,000 Class “B” Preference Shares with a par value of $50.00 per share and issuable in series, of which 10,000,000 are designated Class “B” Series 1 Preference Shares. The holders of Common Shares, Class “A” Preference Shares Series A Convertible and Class “B” Series 1 Preference Shares are entitled to receive notice of and to attend and vote at any meetings of the shareholders of the Company.

	February 28, 2003		November 30, 2002		November 30, 2001		November 30, 2000

	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
Issued Common Shares	Common Shares	$	Common Shares	$	Common Shares	$	Common Shares	$

Balance beginning of period	26,043,243	19,217,701	24,694,549	18,495,737	23,540,975	17,768,167	22,672,628	17,169,153
Issued during the period — Exercise of stock options	16,852	9,128	1,206,664	605,184	1,137,198	711,689	868,347	599,014
— Exercise of share purchase warrants	—	—	125,000	99,750	—	—	—	—
— Conversion of Class “A” Preference shares	11,034	11,034	17,030	17,030	16,376	16,376	—	—
Purchased and cancelled	(45,100)	(31,570)
Share issue costs		—		—		(495)		—

Balance end of period	26,026,029	19,206,293	26,043,243	19,217,701	24,694,549	18,495,737	23,540,975	17,768,167

	February 28, 2003		November 30, 2002		November 30, 2001		November 30, 2000

Issued Class “A” Preference	Number of Class “A”	Amount	Number of Class “A”	Amount	Number of Class “A”	Amount	Number of Class “A”	Amount
Shares	Preference Shares	$	Preference Shares	$	Preference Shares	$	Preference Shares	$

Balance beginning of period	41,296	41,296	58,326	58,326	74,702	74,702	74,702	74,702
Redeemed during the period — Conversion to Common Shares	11,034	11,034	17,030	17,030	16,376	16,376	—	—

Balance end of period	30,262	30,262	41,296	41,296	58,326	58,326	74,702	74,702

	February 28, 2003		November 30, 2002		November 30, 2001		November 30, 2000

Issued Class “B” Preference	Number of Class “B”	Amount	Number of Class “B”	Amount	Number of Class “B”	Amount	Number of Class “B”	Amount
Shares	Preference Shares	$	Preference Shares	$	Preference Shares	$	Preference Shares	$

Balance beginning of period	—	—	—	—	—	—	—	—
Issued during the period	61,244	2,079,960	—	—	—	—	—	—

Balance end of period	61,244	2,079,960	—	—	—	—	—	—

     No subsidiary of the Company holds any shares in the Company. As at November 30, 2002, the Company did not hold any shares of its capital stock as Treasury stock. On January 14, 2003, the Company announced its intention to proceed with a normal course issuer bid, whereby it will purchase its own Common Shares out of the market through the facilities of the TSX. As at February 28, 2003, the Company had purchased 45,100 Common Shares. These shares will be redeemed, canceled and returned to the authorized but unissued share capital of the Company.

Warrants

     During 2000, the Company issued 125,000 Common Share purchase warrants in connection with a note payable financing. Each Common Share purchase warrant allows the holder to acquire one Common Share of the Company at an exercise price of $0.58 per share. All 125,000 Common Share purchase warrants were exercised before the October 18, 2002 expiration date.

     In February 2003, the Company issued 1,393,301 Common Share purchase warrants as part of an equity financing package (see Item 8.B). None of these Common Share purchase warrants have been exercised.

     No one has preferential subscription rights to the capital of the Company.

Stock Option Plans

     The Company has established three stock option plans under which options to purchase Common Shares may be granted to directors, officers, employees and consultants of the Company, as well as to any other person or company entitled to be granted options in accordance with the policies and rules of the applicable regulatory authorities. As of November 30, 2002, a total of 3,413,579 Common Shares are available for grant under the three plans. The exercise price of options granted pursuant to the plans may not be less than the market price of the Common Shares at the time of the grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the Board of Directors.

     The Company had 4,165,938 options outstanding at February 28, 2003, of which approximately 1,708,438 options were held by employees and the remainder are held by the directors and external third parties. The Company had 3,130,047 options outstanding at November 30, 2002, of which approximately 1,235,047 options were held by employees and the remainder were held by the directors and external third parties.

     A summary of the status of the Company’s stock option plans is as follows:

	February 28, 2003	November 30, 2002	November 30, 2001	November 30, 2000
	Number of Shares	Number of Shares	Number of Shares	Number of Shares

Outstanding at beginning of the period	3,130,047	3,497,496	3,237,450	3,765,740
— Granted	1,055,601	865,000	2,535,346	1,050,000
— Exercised	(16,852)	(1,206,664)	(1,137,198)	(868,347)
— Forfeited	(2,858)	(15,897)	(259,527)	(263,519)
— Expired	—	(9,888)	(878,574)	(446,424)

Outstanding at end of the period	4,165,938	3,130,047	3,497,496	3,237,450

Options vested at end of period	3,997,938	3,130,047	2,665,418	2,446,048

     A summary of the Company’s stock options, which were outstanding and vested at February 28, 2003, is as follows:

Range of Exercise	Number Outstanding at	Number Vested at
Prices	February 28, 2003	February 28, 2003	Expiry Dates

$0.40 — 0.60	1,133,138	1,133,138	March 2003 to May 2004
$0.61 — 0.90	695,250	695,250	November 2003 to October 2004
$0.90 — 1.35	2,067,300	1,899,300	November 2004 to December 2006
$1.36 — 1.50	270,250	270,250	November 2004 to July 2005

$0.40 — 1.50	4,165,938	3,997,938

     A summary of the Company’s stock options, which were outstanding and vested at November 30, 2002, is as follows:

Range of Exercise	Number Outstanding at	Number Vested at
Prices	November 30, 2002	November 30, 2002	Expiry Dates

$0.40 — 0.60	1,133,138	1,133,138	March 2003 to May 2004
$0.61 — 0.90	695,250	695,250	November 2003 to October 2004
$0.90 — 1.35	1,031,409	1,031,409	November 2004 to December 2006
$1.36 — 1.50	270,250	270,250	November 2004 to July 2005

$0.40 — 1.50	3,130,047	3,130,047

     A summary of the Company’s stock options, which were outstanding and vested at November 30, 2001, is as follows:

Range of Exercise	Number Outstanding at	Number Vested at
Prices	November 30, 2001	November 30, 2001	Expiry Dates

$0.28 — 0.39	598,274	598,274	May 2002 to November 2002
$0.40 — 0.49	1,221,166	631,394	March 2002 to December 2003
$0.50 — 0.76	1,225,500	1,225,500	November 2002 to August 2004
$0.77 — 1.50	452,556	210,250	November 2003 to November 2004

$0.28 — 1.50	3,497,496	2,665,418

Shares Issuances During the Past Three Years

     In February 2003, the Company completed a private placement of 61,244 units at a subscription price of $50.00 per unit. Each unit consists of one Class “B” Series 1 Preference Share and 22.75 Common Share purchase warrants. Each Class “B” Series 1 Preference Share is convertible at the option of the holder into 45.5 Common Shares of OSI at a deemed conversion price of $1.10 each.

     Changes relating to Stock Option Plans and Warrants are discussed previously in this section.

Shareholder Rights Plan

     On April 18, 2001, the Board of Directors adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies, and was also approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on May 28, 2001. Terms used below but not defined shall have the meanings set forth in the Rights Plan.

Background and Purpose of the Rights Plan

     The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer of the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities law only requires a take-over offer to remain open for 21 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value and to make informed recommendations to shareholders.

     The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and to give the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited Take-over Bid for the Company. The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any Take-over Bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the Take-over Bid on a fully informed basis.

     The following is a summary of the terms of the Rights Plan:

Issue of Rights

     Under the Rights Plan, share purchase rights (the “Rights”) were created on May 28, 2001, with respect to the shares of the Company at the rate of one Right per each share outstanding as at 5:00 p.m. (Pacific Time) on that date (the “Record Date”) and each Common Share issued after the Record Time but before the earlier of the Separation Time and the Expiration Time (as those terms are defined below). In the case of convertible securities (i.e. options, warrants and Class “A” Preference Shares Series A Convertible) exercisable into Common Shares of the Company, the Rights attach at the same rate for so long as such convertible securities are outstanding, and thereafter to the underlying shares. References to shares should be read as references to shares or convertible securities, as applicable.

Separation Time

     Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (as defined below) will bear a legend incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to the holders of record of Common Shares as of the Separation Time. After such time, the Rights Certificates alone will represent the Rights, and the Rights will be transferable separately from the Common Shares.

     The “Separation Time” is the close of business on the eighth business day (or such later day as may be determined by the Board) after the earlier of:

(a)	the “Stock Acquisition Date” which is the date of the first public announcement of facts indicating that a person has become an Acquiring Person (as defined below);

(b)	the date of the commencement of, or the first public announcement of the intent of any person (other than the Company or a subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or Competing Permitted Bid (each as defined below)) to acquire Beneficial Ownership of shares of the Company, which will have the right to vote for the election of all directors and together with such person’s voting shares, will constitute in the aggregate more than 20% of the voting shares; and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid (each as defined below) ceases to be such.

     After the Separation Time, and prior to the Expiration Time (as defined below), each Right may be exercised to purchase one Common Share of the Company at the Exercise Price (as defined below).

     The Rights Plan has a term of approximately three years and will expire at the close of the next annual general meeting of shareholders after April 18, 2004 (the “Expiration Time”) unless the Rights are redeemed or exchanged earlier by the Company, or the Rights Plan is extended by further approval of the shareholders.

Acquiring Person

     Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered when a person becomes an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the voting shares. A person will not trigger the separation and exercisability of the Rights if he or she becomes the Beneficial Owner of 20% or more of the shares as a result of: (a) a voting share Reduction which, by reducing the number of shares outstanding, increases the percentage of shares Beneficially Owned by such person to 20% or more; (b) a Pro-Rata Acquisition; or (c) share acquisitions made pursuant to a Permitted Bid or otherwise on terms approved by the Board of Directors, provided that if he or she becomes the Beneficial Owner of 20% or more of the voting shares by such means and subsequently becomes the Beneficial Owner of additional shares, other than by such means, then, as of the date of such additional acquisition, he or she shall become an Acquiring Person. A person who is an Acquiring Person at the Record Time may acquire an additional maximum of 1% of the voting shares without triggering the dilutive effects of the Rights.

Beneficial Ownership

     In general, a person “Beneficially Owns” voting shares held by such person as well as voting shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Holdings which will be grouped with an individual’s holding include those held by the person’s “Affiliates” (generally, a person that controls, is controlled by, or under common control with the other person) and “Associates” (generally, a corporation with more than 10% of its shares controlled by the person, a partner of the person, a trust in which the person has a substantial beneficial interest or of which the person is the trustee and the spouse or relatives of the person sharing the person’s residence). They also include securities which the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and/or banking group and/or selling group shareholders with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business).

     A person is also deemed to “Beneficially Own” any securities that are Beneficially Owned by any other person with whom the person is acting jointly or in concert.

     Investment advisors (for fully managed accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than 20% of the Company’s shares will not be considered to be the Beneficial Owners of such shares, and so will be exempt from triggering the dilutive effects of the Rights, provided that they are not, either alone or as part of a group, making a Take-over Bid.

Rights Exercise Privilege

     The Rights will separate from the shares and become exercisable eight business days after a person has acquired 20% or more of, or has commenced or announced a Take-over Bid for, the Company’s outstanding Common Shares, other than by an acquisition pursuant to a Permitted Bid. The acquisition by an Acquiring Person of 20% or more of the Company’s shares is referred to as a “Flip-in Event”. Prior to the Rights being triggered by a Flip-in Event, the Rights will have no value and will have no dilutive effect on the shares.

     When a Flip-in Event occurs, each Right (except for the Rights beneficially owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights shall be void) becomes a right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Agreement, Common Shares having an aggregate market price of twice the Exercise Price (as defined below) for an amount equal to the Exercise Price. Accordingly, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person. The Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s shares to do so by way of a Permitted Bid or to make an offer which the Board considers to represent the full value of the shares.

Exercise Price and Anti-Dilution Adjustments

     The price at which a holder of a Right may purchase the Common Shares issuable upon exercise of such right (the “Exercise Price”) will initially be $30.00 per Right. The Rights Agreement provides for adjustments to the number of Rights outstanding, the number of shares which may be acquired pursuant to each Right and the Exercise Price (or a combination of the foregoing) in certain circumstances or upon the occurrence of certain events, including consolidations or subdivisions of the shares, the payment of dividends, limitations that may exist from time to time in respect of the Company’s authorized but unissued share capital or the exchange of existing shares for other shares or securities of the Company.

Permitted Bid and Competing Permitted Bid

     A Permitted Bid will not trigger the dilutive effects of the Rights Plan. The Permitted Bid requirements include the following:

(a)	the offer must be made for all shares and must be made by way of a Take-over Bid circular to all holders of the Company’s shares;

(b)	the Offeror must not Beneficially Own more than 10% of the outstanding shares (this restriction does not apply to Offerors who Beneficially Own 10% or more of the outstanding shares as at the Record Time provided that they do not increase their Beneficial Ownership by more than 1% of the outstanding shares after the Record Time);

(c)	the offer must be outstanding for a minimum of 60 days to permit shareholders of the Company to properly assess the bid and to allow competing bids to emerge. This time period also gives the Board of Directors sufficient time to review the offer, seek or formulate alternatives and communicate its recommendation to shareholders of the Company. Should more than 50% of shares held by the shareholders other than the Offeror be tendered to the offer, shareholders of the Company are to be provided with an additional ten business days during which they may tender any shares not already tendered to the offer;

(d)	the offer must provide that shares may only be taken up and paid for if more than 50% of the shares held by shareholders of the Company other than the Offeror have been deposited or tendered and not withdrawn;

(e)	when the offer has been made, no further shares may be acquired by the Offeror except pursuant to the Permitted Bid; and

(f)	if the consideration offered is not payable entirely in cash, a fairness opinion must be provided to the shareholders of the Company in connection with the offer.

     A Permitted Bid, even if not approved by the Board, may be made directly to the shareholders of the Company. Shareholders’ approval at a special meeting will not be required for a Permitted Bid. Instead, shareholders of the Company will initially have at least 60 days to decide whether to deposit their shares.

     A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, and satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 21 days after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid then in existence was made.

     If one or more Permitted Bids or Competing Permitted Bids are made, the Board of Directors may require that in order for any such bid to retain its status as a Permitted Bid or Competing Permitted Bid, it must provide that no voting shares will be taken up or paid for prior to the latest time at which such Permitted Bid or Competing Permitted Bid expires (the “Extension Time”), provided that the Extension Time is not later than 90 days after the date on which such Take-over Bid was made.

Redemption and Waiver

     The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.

     The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a take-over bid made by a Take-over Bid circular to all holders of record of voting shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan with respect to any other Flip-in Event occurring by reason of such Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

     The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, with the prior consent of the holders of voting shares, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over bid made by means of a Take-over Bid circular to all holders of record of voting shares. In the event that the Board proposes such waiver, the Board shall extend the Separation Time to a date that is no later than 10 business days following the date of the meeting of holders of voting shares called to approve such waiver.

Amendments

     Following shareholder ratification of the Rights Agreement, the Company may, from time to time, amend the Rights Agreement to correct any clerical or typographical error without the approval of the holders of shares or Rights. The Company may also, with the consent of the holders of shares, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of the Rights Agreement. After the Separation Time, the Rights Agreement may be amended only with the consent of the holders of Rights.

B.     Memorandum and articles of association.

     See Item 10.B. to Form 20-F, filed July 24, 2002, Exhibit 1.1 to Form 20-F filed July 24, 2002, Exhibit 1.2 to Form 20-F filed July 24, 2002 and Item 10.B. to Amendment No. 1 to Form 20-F, filed September 10, 2002, which are incorporated by reference herein.

Rights Attached to Shares

The following is a description of the rights, preferences, and restrictions attached to each class of the Company’s shares:

a)     100,000,000 Common Shares without par value — Each Common Share carries the right to one vote at any general meeting of shareholders of the Company. Cumulative voting is not permitted or required. Dividends are payable on the Common Shares in the discretion of the Board of Directors. The holders of the Common Shares are not liable to further capital calls on such shares by the Company. In the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which had been declared but had not been paid, the Common Shares rank subordinate to the Class “A” Preference Shares and the Class “B” Preference Shares with respect to the amount of capital paid out with respect of such Class “A” Preference Shares and Class “B” Preference Shares. Thereafter, the Class “A” Preference Shares and Class “B” Preference Shares are not entitled to any further distributions and the holders of the Common Shares shall be entitled to the distribution of all residual amounts. The Common Shares are not redeemable at the option of the Company or the holders. Except as expressly provided by any special rights and restrictions which the directors may create, define or attach to any series of Class “A” Preference Shares or Class “B” Preference Shares (described below), the directors of the Company may, in their discretion, declare dividends with respect to the Common Shares only or with respect to any other class or series of shares. To date, the Class “A” Preference Shares Series A Convertible and the Class “B” Series 1 Preference Shares are the only Preference Shares which have been issued with a priority for payment of dividends over the Common Shares. There are no sinking fund provisions respecting the Common Shares.

b)     100,000,000 Class “A” Preference Shares without par value — These shares may be issued in one or more series. The directors have the power to alter the Memorandum and Articles (i.e., By-Laws) of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “A” Preference Shares, including voting rights; however, no one series of Class “A” Preference Shares may be issued with a right to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “A” Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class “A” Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of the Class “A” Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “A” Preference Shares and the Class “B” Preference Shares (described below) shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class “A” Preference Shares and Class “B” Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class “A” Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class “A” Preference Shares may be altered or amended only by way of a special resolution passed by a majority of not less than 75% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class “A” Preference Shares.

To date, only one series of shares has been designated by the Board of Directors out of the Class “A” Preference Shares, namely, 10,000,000 shares have been designated as Class “A” Preference Shares Series A Convertible without par value (the “Series A Convertible Shares”). Each Series A Convertible Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series A Convertible Share may be converted at the option of the holder into one Common Share at any time. In each calendar year, the holders of the Series A Convertible Shares shall be entitled to receive, in priority to the Common Shares, non-cumulative dividends at a rate not exceeding $0.01 per Series A Convertible Share, when, as and if so declared by the Board of Directors, in its discretion, out of the net profits and surplus of the Company properly applicable to the payment of dividends. The Series A Convertible Shares are not subject to any right of redemption at the option of the holder or the Company. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared or accrued but unpaid, the holders of the Series A Convertible Shares shall be entitled to be paid the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company, but in subordination to payment of the paid up capital plus any accrued but unpaid dividends on the Class “B” Preference Shares. After such payment, the holders of the Series A Convertible Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series A Convertible Shares are fully paid.

c)     100,000,000 Class “B” Preference Shares with a par value of $50.00 each — These shares may be issued in one or more series. The directors have the power to alter the Memorandum and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “B” Preference Shares, including voting rights; however, no one series of Class “B” Preference Shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “B” Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class “B” Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of Class “B” Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “A” Preference Shares described above and the Class “B” Preference Shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class “A” Preference Shares and Class “B” Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class “B” Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class “B” Preference Shares may be altered or amended only by a special resolution passed by a majority of not less than 75% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class “B” Preference Shares.

To date, only one series of shares has been designated by the Board of Directors out of the Class “B” Preference Shares, namely, 10,000,000 million shares have been designated as Class “B” Series 1 Preference Shares without par value (the “Series 1 Preference Shares”). Each Series 1 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 1 Preference Share may be converted at the option of the holder into 45.5 Common Shares at any time. The Company has the right to require the shareholders of the Series 1 Preference Shares to convert each such share into 45.5 Common Shares if (i) at any time after 13 months following the issuance of the Series 1 Preference Share, the closing trade price of the Company’s Common Shares exceeds $2.00 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its Common Shares for more than US$40,000,000 at a price per Common Share greater than $2.20. The holders of the Series 1 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, cumulative dividends at a rate of $3.00 per Series 1 Preference Share, out of the net profits and surplus of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares or Class “A” Preference Shares. The Series 1 Preference Shares are redeemable at the option of the Company at any time after the fifth anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Series 1 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Series 1 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or Class “A” Preference Shares. After such payment, the holders of the Series 1 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series 1 Preference Shares are fully paid.

C.     Material contracts.

     The Company has entered into three material contracts in the ordinary course of business for the two years preceding this annual report.

     On August 20, 2001, the Company, through its subsidiary OSL, entered into a contract with Naval Materiel Command (“NMC”), Denmark for the supply, installation and testing of Electronic Chart Display and Information Systems (“ECDIS”), Automatic Radar Plotting Aids, Navigation Computers and Voyage Data Recorders to the Royal Danish Navy. The total contract price is US$2,975,681. The contract contains a termination for convenience clause (Clause 16.1), that allows NMC to terminate the contract, in whole or in part, at any time by giving the Company thirty days’ written notice. As of February 28,

2003, the Company had completed 85% of the contract. As of May 9, 2003 no evidence existed that NMC has any intentions of terminating this contract.

     On November 29, 2001, the Company, through its subsidiary OSL, entered into a contract with Public Works and Government Services Canada (“PWGSC”) for the supply and delivery of Shipboard Integrated Navigation and Display Systems (“SHINNADS”) Upgrade for the Canadian Department of Defence. The total contract price will be between $4,243,266 and $4,538,266. The contract is subject to the General Condition document DSS-MAS 9601 dated May 12, 2000, which contains a termination for convenience clause (Clause 9601 27), that allows PWGSC to terminate the contract, in whole or in part, at any time by giving the Company written notice. As of February 28, 2003, the Company had completed 94% of the contract. As of May 9, 2003, no evidence existed that PWGSC has any intentions of terminating this contract.

     On June 14, 2002, the Company, through its subsidiary OSL, entered into a contract with the U.S. Coast Guard for the supply and delivery of vessel licenses for ECPINS-M® software and VME to PC hardware upgrade kits. The total contract price is US$1,353,574. The contract requires that the vessel licenses for ECPINS-M® software be supplied and delivered within 60 days after receipt of the U.S. Coast Guard’s order and that the U.S. Coast Guard provide its final acceptance of the software provided by March 2003. The supply and delivery of the VME to PC hardware upgrade kits is also required within 60 days of receipt of order.

     See Exhibit 4.1 to Form 20-F, filed July 24, 2002, and Exhibits 4.5 and 4.7 to Amendment No. 1 to Form 20-F, filed September 10, 2002, which are incorporated by reference herein.

     The Company has entered into one material contract other than in the ordinary course of business during the two years preceding this annual report. The Shareholder Rights Plan Agreement, dated April 19, 2001, between the Company and Computershare Trust Company of Canada established the Company’s Rights Plan. See “Shareholder Rights Plan” in “Item 10.A. Additional Information — Share Capital” above.

D.     Exchange controls

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of shares of the Company, other than withholding tax requirements. See “E. Taxation.”

E.     Taxation.

     The following summary is provided by the Company regarding the material Canadian and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares. This summary does not address all possible tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S. Holder of Common Shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

U.S. Holder of Common Shares

     References to a “U.S. Holder of Common Shares” in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

•	for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the “Treaty”) are residents of the U.S. and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) are U.S. persons;

•	deal at arm’s length with the Company;

•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;

•	do not and will not hold the Common Shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

•	are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, or shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

     The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Common Shares of the Company is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (the “Regulations”);

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Customs and Revenue Agency (the “CCRA”);

•	the Code;

•	Treasury Regulations;

•	published Internal Revenue Service (“IRS”) rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty.

     All of the foregoing are subject to material or adverse change, on a prospective or retroactive basis, at any time. The tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are not considered in this summary.

     This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

Canadian Federal Income Tax Consequences

Disposition of Common Shares

     A U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property.” Such Common Shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of the Company’s issued shares of any class were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If the Company’s shares are “taxable Canadian property” to a U.S. Holder of Common Shares,

50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Dividend Distributions on Shares of the Company

     Dividends paid on the Company’s Common Shares held by a U.S. Holder of Common Shares will be subject to Canadian non-resident withholding tax. The Company is required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada in respect of which the dividends are effectively connected, and who are beneficial owners of at least 10% of the voting shares of the Company. Under the Treaty, a withholding rate of 15% is applicable in all other cases.

United States Federal Income Tax Consequences

     The U.S. federal income tax consequences related to the disposition and ownership of Common Shares, subject to the Foreign Personal Holding Company Rules, Passive Foreign Investment Company and Controlled Foreign Corporation Rules contained in the Code, are generally as follows:

Disposition of Common Shares

     On a disposition of Common Shares, a U.S. Holder of Common Shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of Common Share’s adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. However, a gain realized on the disposition of Common Shares may be treated as ordinary income if the Company was a “collapsible corporation” within the meaning of the Code. The gain or loss will generally be a U.S. source gain or loss.

Dividend Distributions on Shares of the Company

     Dividend distributions (including constructive dividends) paid by the Company will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Company’s current or accumulated earnings and profits (“E&P”) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Even if such payment is in fact not converted to U.S. dollars, the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions paid by the Company on the Common Shares exceed the Company’s current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

     Dividends paid by the Company on the Common Shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. These dividends generally may be subject to backup withholding tax, unless a U.S. Holder of Common Shares furnishes the Company with a duly completed and signed Form W-9. The U.S. Holder of Common Shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder of Common Share’s U.S. federal income tax liability, provided the shareholder furnishes the required information to the IRS.

Foreign Tax Credit

     A U.S. Holder of Common Shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by the Company generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit. The U.S. Holders of Common Shares should consult their own tax advisors in this regard.

Foreign Personal Holding Company Rules

     Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). The Company would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•	at least 60% of the Company’s gross income consists of “foreign personal holding company income”, which generally includes passive income such as dividends, interest, royalties, gains from shares and commodity transactions and rents; and

•	more than 50% of the total voting power of all classes of voting shares or the total value of outstanding shares is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

Passive Foreign Investment Company Rules

     Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (“PFIC”). The Company could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of the Company’s gross income for the taxable year is “passive income”, which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of the Company’s assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of the Company’s assets.

     To the extent the Company owns at least 25% by value of the shares of another corporation, the Company is treated for purposes of the PFIC tests as owning the Company’s proportionate share of the assets of such corporation, and as receiving directly the Company’s proportionate share of the income of such corporation.

     Distributions which constitute “excess distributions” from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules:

•	the excess distributions (generally any distributions received by a U.S. Holder of Common Shares on the shares in any taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder of Common Shares in the three preceding taxable years, or the U.S. Holder of Common Share’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of Common Share’s holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be treated as ordinary income in the current taxable year; and

•	the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

     U.S. Holders of Common Shares who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.

Controlled Foreign Corporation Rules

     Generally, if more than 50% of the voting power or total value of all classes of the Company’s shares is owned, directly or indirectly, by U.S. shareholders who individually own 10% or more of the total combined voting power of all classes of the Company’s shares, the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Company’s “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Company’s E&P is attributable to the shares sold or exchanged.

F.     Dividends and paying agents.

     Not applicable.

G.     Statement by experts.

     Not applicable.

H.     Documents on display.

     You may read and copy any of the reports and other information filed by the Company with the SEC at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The Company is required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

     The Company will provide, without charge, to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 107 — 930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4.

I.     Subsidiary information.

     For more information on the Company’s subsidiaries, see “Item 4. Information on the Company — Organizational structure” and refer to Exhibit 8.1 to this annual statement.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

     The information below about the foreign exchange and interest rate sensitivity constitutes a “forward looking statement.”

Inflation and Fluctuation of Currencies

     The Company’s foreign exchange rate and interest exposure is due to the changing exchange rate between the Canadian and United States dollars and fluctuations in interest rates in Canada. Exposure to exchange rate fluctuations are due to the translation of the significant portion of the Company’s trade receivables and revenues and, to a lesser extent, the Company’s sub contract payables and direct costs. Because the Company’s reporting currency is Canadian dollars, the U.S. dollar transactions and balances must be translated into Canadian dollars for financial statement reporting purposes. A reduction in the value of the Canadian dollar relative to the U.S. dollar therefore results in lower trade receivable, revenue, trade payable and expense amounts when U.S. dollar transactions and balances are translated to Canadian dollars. As at November 30, 2002, the Company estimates that a CDN $0.01 decrease in the value of the Canadian dollar relative to the United States dollar would have an annualized impact of reducing earnings from operations before taxes by approximately $47,000. See “Item 3.D. Key Information — Risk factors” for further explanation of the impact of inflation and the fluctuation of currencies.

     In order to reduce the impact of U.S. to Canadian dollar exchange rate fluctuations, the Company has used the forward exchange contract facility described in “B. Liquidity and capital resources.” The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar for specific transactions at a specific agreed upon rate, thereby removing any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S. dollar transactions.

Interest Rate

     The Company is exposed to interest rate risks relating to any debt incurred under its operating line (i.e., its revolving credit facility). The Company has not drawn on this facility. The operating line bears interest at the chartered bank’s prime lending rate plus 1.25% per annum with interest payable monthly. The Company is also exposed to interest rate risks relating to cash balances. The Company’s policy is to deposit surplus cash in treasury accounts at a major Canadian chartered bank. These accounts earn interest at rates applicable for 30-day treasury bills. Any reduction in the chartered bank’s interest rate will reduce the interest earned by the Company.

     The Company does not otherwise believe the disclosure required by Item 11 of this annual report to be material to the Company.

Item 12.     Description of Securities Other than Equity Securities

     Not applicable.

PART II.

Item 13.     Defaults, Dividends Arrearages and Delinquencies

     Not applicable.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15.     Controls and Procedures

     The Company’s President and Chief Executive Officer and the Company’s Corporate Controller, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures during the period in which this Form 20-F was being prepared were effective to ensure that material information relating to the Company was made known to them by others within the Company.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Company’s President and Chief Executive Officer and the Company’s Corporate Controller completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

Item 16A.     Audit Committee Financial Expert

     As of March 15, 2003, the Board does not have an audit committee financial expert, as defined by the SEC, on its Audit Committee. The Board has retained an international executive search firm to assist the Company in recruiting a director with such financial and accounting expertise to serve on the Audit Committee. The search, however, has not yet identified an individual who both meets the SEC’s requirements and will accept an appointment to the Company’s Board and Audit Committee.

Item 16B.     Code of ethics

     The Company has not yet finalized its code of ethics. The Company’s management and Board of Directors are currently developing the Company’s code of ethics for completion during the fiscal year 2003.

PART III.

Item 17.     Financial Statements

     See “Item 18. Financial Statements” for a list of the Financial Statements filed as part of this annual report.

Item 18.     Financial Statements

     The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Financial Statement Schedules

     Other than as set forth below, all schedules have been omitted as the required information is either not applicable or presented in the financial statements or notes thereto.

F1	Independent Auditors’ Report — November 30, 2002, 2001 and 2000

F2	Consolidated Balance Sheet as of November 30, 2002 and 2001

F3	Consolidated Statement of Earnings & Deficit for the years ended November 30, 2002, 2001 and 2000

F4	Consolidated Statement of Shareholders Equity for the years ended November 30, 2002, 2001 and 2000

F5	Consolidated Statements of Cash Flow for the years ended November 2002, 2001 and 2000

F6	Notes to the Consolidated Financial Statements — November 30, 2002, 2001 and 2000

Item 19.     Exhibits

Exhibit Number	Description

1.1*	Memorandum of Offshore Systems International Ltd.

1.2*	By-Laws of Offshore Systems International Ltd.

4.1*	Contract — No. X0132 between Naval Materiel Command, Denmark and Offshore Systems Ltd. dated August 20, 2001

4.2**	Contract-No. W8472-OICJ 26/001/QC between Public Works and Government Services Canada and Offshore Systems Ltd. dated November 29, 2001

4.3**	Contract No. GS-35F-0211L between the United States Coast Guard and Offshore Systems Ltd. dated June 14, 2002

4.4*	Shareholders' Rights Plan

8.1	List of Subsidiaries and Jurisdictions

10.2	Sarbanes-Oxley Act of 2002, Section 906 Certifications

*	Previously filed with the Company’s Form 20-F, dated as of July 24, 2002 and incorporated by reference herein.

**	Previously filed with the Company’s Form 20-F/A, dated as of September 10, 2002 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OFFSHORE SYSTEMS INTERNATIONAL LTD.

Dated: May 27, 2003	By:	/s/ John A. Jacobson John A. Jacobson President & CEO

Offshore Systems International Ltd.

Consolidated Financial Statements
(Prepared in accordance with United States
Generally Accepted Accounting Principles)
November 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

Auditors’ Report

To the Shareholders of
Offshore Systems International Ltd.

We have audited the consolidated balance sheets of Offshore Systems International Ltd. as at November 30, 2002 and 2001 and the consolidated statements of earnings and deficit, shareholders’ equity and cash flows for the years ended November 30, 2002, 2001 and 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for years ended November 30, 2002, 2001 and 2000 in accordance with generally accepted accounting principles in the United States.

On January 17, 2003, we reported separately, in accordance with generally accepted auditing standards in Canada, to the shareholders of Offshore Systems International Ltd. on consolidated financial statements for each of the two years in the period ended November 30, 2002, prepared in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Vancouver, British Columbia
January 17, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

F1

Offshore Systems International Ltd.
Consolidated Balanced Sheets
As of November 30, 2002 and 2001

(expressed in Canadian dollars)

	2002	2001
	$	$

Assets
Current assets
Cash and cash equivalents	3,244,048	2,037,625
Accounts receivable (note 3)	3,960,846	2,857,370
Inventory (note 4)	1,284,966	870,354
Prepaid expenses and deposits	232,765	245,263
Deferred income taxes (note 14)	98,860	11,700

	8,821,485	6,022,312
Deferred income taxes (note 14)	554,856	215,600
Plant and equipment (note 5)	1,020,731	970,887
Intangible and other assets (note 6)	398,505	144,710

	10,795,577	7,353,509

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	2,475,966	1,308,309
Unearned revenue	1,636,154	1,750,430
Rent payable (note 9)	133,942	40,366

	4,246,062	3,099,105
Accrued long-term royalties (note 12)	372,717	240,183
Rent payable (note 9)	—	131,301

	4,618,779	3,470,589

Shareholders’ Equity
Capital stock (note 10)
Authorized
100,000,000 Class A preference shares without par value, issuable in series, of which 10,000,000 shares are designated Series A voting, non-cumulative, convertible at a 1:1 ratio, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series
100,000,000 common shares without par value
Issued and outstanding
41,296 (2001 — 58,326) Class A preference shares — Series A	41,296	58,326
26,043,243 (2001 - 24,694,549) common shares	19,217,701	18,495,737

	19,258,997	18,554,063
Warrants (note 10)	—	27,250
Additional paid-in capital	191,968	269,900
Accumulated other comprehensive income	110,800	110,800
Deficit	(13,384,967)	(15,079,093)

	6,176,798	3,882,920

	10,795,577	7,353,509

Commitments and contingencies (note 13)
Subsequent events (note 19)

Approved by the Board of Directors

/s/ Tony Pezzotti	Director	/s/ Helmut Lobmeier	Director

The accompanying notes are an integral part of these consolidated financial statements.

F2

Offshore Systems International Ltd.
Consolidated Statements of Earnings and Deficit
For the years ended November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

Revenue
Systems and system components	9,707,393	5,874,568	4,274,945
Geomatics	2,347,464	1,073,157	969,856
Software	970,323	617,373	—
Other	788,953	344,615	406,864

	13,814,133	7,909,713	5,651,665
Cost of sales	6,968,768	3,333,358	1,364,053

Gross profit	6,845,365	4,576,355	4,287,612

Expenses General and administrative	2,628,395	2,026,305	2,251,228
Research and development	1,516,528	1,206,974	1,518,343
Sales and marketing	1,761,669	1,141,659	873,049
Depreciation	303,407	238,958	212,621
Interest	3,582	55,380	210,581
Foreign exchange gain	(26,286)	(86,493)	4,470
Technology Partnerships Canada royalty (note 12)	476,189	391,951	198,116
Technology Partnerships Canada contribution (note 12)	(863,851)	(768,818)	(1,146,381)

	5,799,633	4,205,916	4,122,027

Earnings before undernoted	1,045,732	370,439	165,585
Proceeds on settlement of claim (note 13)	221,978	—	—

Earnings before income tax recovery and discontinued operations	1,267,710	370,439	165,585
Deferred income tax recovery (note 14)	426,416	227,300	—

Net earnings from continuing operations	1,694,126	597,739	165,585
Loss from discontinued operations (note 17 )	—	—	(69,016)
Loss on disposal of discontinued operations (note 17 )	—	—	(247,657)

Net earnings (loss) for the year	1,694,126	597,739	(151,088)
Deficit — Beginning of year	(15,079,093)	(15,676,832)	(15,525,744)

Deficit — End of year	(13,384,967)	(15,079,093)	(15,676,832)

Earnings per share (note 11)
Basic earnings per share from continuing operations	0.07	0.03	0.01
Basic net earnings (loss) per share	0.07	0.03	(0.01)
Diluted earnings per share from continuing operations	0.06	0.02	0.01
Diluted net earnings (loss) per share	0.06	0.02	(0.01)
Weighted average number of common shares outstanding
Basic	25,288,725	23,842,549	23,050,201
Diluted	27,285,617	25,476,614	24,526,875

The accompanying notes are an integral part of these consolidated financial statements.

F3

Offshore Systems International Ltd.
Consolidated Statements of Shareholders’ Equity
For the years ended November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

									Accumulated
	Common stock		Class A preference stock		Warrants		Additional		other
							paid-in		comprehensive
		Amount		Amount		Amount	capital	Deficit	income	Total
	Shares	$	Shares	$	Shares	$	$	$	$	$

Balance — November 30, 1999	22,672,628	17,169,153	74,702	74,702	—	—	197,167	(15,525,744)	82,069	1,997,347
Issue of common shares
Exercise of stock options	868,347	599,014	—	—	—	—	(156,301)	—	—	442,713
Issue of warrants	—	—	—	—	125,000	27,250	—	—	—	27,250
Stock-based compensation	—	—	—	—	—	—	455,108	—	—	455,108

	23,540,975	17,768,167	74,702	74,702	125,000	27,250	495,974	(15,525,744)	82,069	2,922,418

Net loss for the year	—	—	—	—	—	—	—	(151,088)	—	(151,088)
Other comprehensive income
Foreign currency translation	—	—	—	—	—	—	—	—	28,731	28,731

Comprehensive income	—	—	—	—	—	—	—	(151,088)	28,731	(122,357)

Balance — November 30, 2000	23,540,975	17,768,167	74,702	74,702	125,000	27,250	495,974	(15,676,832)	110,800	2,800,061

Issue of common shares
Class A preference shares converted	16,376	16,376	(16,376)	(16,376)	—	—	—	—	—	—
Exercise of stock options	1,137,198	711,689	—	—	—	—	(295,074)	—	—	416,615
Share issue costs	—	(495)	—	—	—	—	—	—	—	(495)
Stock-based compensation	—	—	—	—	—	—	69,000	—	—	69,000

	24,694,549	18,495,737	58,326	58,326	125,000	27,250	269,900	(15,676,832)	110,800	3,285,181

Net earnings for the year	—	—	—	—	—	—	—	597,739	—	597,739

Comprehensive income	—	—	—	—	—	—		597,739	—	597,739

Balance — November 30, 2001	24,694,549	18,495,737	58,326	58,326	125,000	27,250	269,900	(15,079,093)	110,800	3,882,920
Issue of common shares
Class A preference shares converted	17,030	17,030	(17,030)	(17,030)	—	—	—	—	—	—
Exercise of stock options	1,206,664	605,184	—	—	—	—	(109,432)	—	—	495,752
Exercise of share purchase warrants	125,000	99,750	—	—	(125,000)	(27,250)	—	—	—	72,500
Stock-based compensation	—	—	—	—	—	—	31,500	—	—	31,500

	26,043,243	19,217,701	41,296	41,296	—	—	191,968	(15,079,093)	110,800	4,482,672

Net earnings for the year	—	—	—	—	—	—	—	1,694,126	—	1,694,126

Comprehensive income	—	—	—	—	—	—	—	1,694,126	—	1,694,126

Balance — November 30, 2002	26,043,243	19,217,701	41,296	41,296	—	—	191,968	(13,384,967)	110,800	6,176,798

The accompanying notes are an integral part of these consolidated financial statements.

F4

Offshore Systems International Ltd.
Consolidated Statements of Cash Flows
For the years ended November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

Cash flows from operating activities
Net earnings (loss) for the year	1,694,126	597,739	(151,088)
Items not affecting cash
Depreciation	303,407	238,958	212,621
Deferred income taxes	(426,416)	(227,300)	—
Accretion of note payable discount	—	27,250	—
Stock-based compensation	31,500	69,000	455,108
Loss on disposal of discontinued operations	—	—	247,657
Gain on disposal of plant and equipment	(15,447)	—	—
Other	—	—	(87,458)
Changes in non-cash working capital items
Accounts receivable	(1,103,476)	(1,517,723)	2,748,548
Inventory	(414,612)	533,087	199,788
Prepaid expenses and deposits	12,498	(186,296)	21,960
Accounts payable and accrued liabilities	1,167,657	(170,468)	(2,151,805)
Unearned revenue	(114,276)	1,652,887	(53,289)
Accrued royalties	132,534	193,546	46,637
Rent payable	(37,725)	(20,861)	106,960

	1,229,770	1,189,819	1,595,639

Cash flows from financing activities
Issue of common shares	568,252	416,120	442,713
Repayment of note payable	—	(125,000)	(150,000)
Issue of note payable and warrants	—	—	125,000
Repayment of borrowing secured by accounts receivable	—	—	(1,334,211)

	568,252	291,120	(916,498)

Cash flows from investing activities
Additions to plant and equipment	(326,141)	(128,128)	(52,976)
Additions to other assets	(345,458)	(77,509)	(22,362)
Proceeds from disposal of plant and equipment	80,000	—	1,388

	(591,599)	(205,637)	(73,950)

Effect of exchange rate changes on cash	—	—	55,109

Increase in cash and cash equivalents	1,206,423	1,275,302	660,300
Cash and cash equivalents — Beginning of year	2,037,625	762,323	102,023

Cash and cash equivalents — End of year	3,244,048	2,037,625	762,323

Refer to note 18 for supplemental cash flow information

The accompanying notes are an integral part of these consolidated financial statements.

F5

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

1	Nature of operations

Offshore Systems International Ltd. (OSIL) develops and markets military and commercial electronic navigation aids and produces geomatics products and services. Collectively, OSIL and its subsidiaries are referred to as the company. The company’s systems line of business develops and produces electronic marine navigation aids. The company’s geomatics line of business produces land mapping and nautical charting products and services.

2	Summary of significant accounting policies

Accounting principles

These consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

Foreign currency translation

In prior years, the functional currency of the company’s U.S. based subsidiary, which provided sales, support and distribution services for a number of third party manufacturers of navigation aids and marine technologies, was the U.S. dollar. During the fiscal year ended November 30, 2002, the nature of the entity’s operations changed such that it services the company’s U.S. market of the geomatics business line and the functional currency is now the Canadian dollar. Accordingly, monetary items are translated into Canadian dollars at the rates in effect at the balance sheet dates. Non-monetary items are translated at historical rates. Translation gains and losses are included in earnings.

Foreign currency denominated monetary assets and liabilities of Canadian operations are remeasured into Canadian dollars at rates of exchange in effect at the balance sheet date, and revenues and expenses at average rates of exchange during the year. Exchange gains and losses arising on translation are included in earnings.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are recorded in the financial statements and accompanying disclosures. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Inventory

Raw materials and parts are stated at the lower of cost and replacement value. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. Cost is determined on an average cost basis.

Plant and equipment

Plant and equipment are recorded at cost. Depreciation is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%

Training and development vessel	7
Equipment	20 — 25
Furniture and fixtures	20
Leasehold improvements	20

Other depreciable assets

Other depreciable assets are recorded at cost. Depreciation is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%

Computer software	33
Patents and licenses	10

Long-lived assets

The company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the event of any impairment, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset, reduced for the cost of disposal. No losses from impairment have been recognized in the financial statements.

Income taxes

The company accounts for income taxes using the asset and liability method, under which deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws expected to be in effect when the differences are expected to reverse. The company provides a valuation allowance to the extent that the company does not consider it to be more likely than not that a deferred income tax asset will be recovered.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Revenue recognition

Certain revenue from projects for navigation systems is recognized using the percentage of completion method, in conformity with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including materials, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress. The company issues invoices related to these projects based on the achievement of milestones during the project or other contractual terms. Differences between the timing of billings, based on contract milestones or other contractual terms, and the recognition of revenue, based on the percentage of completion method, are recognized as either unbilled accounts receivable or deferred revenue.

Certain other systems revenue and revenue from navigation software are accounted for following the AICPA SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9. Revenue is recognized at the time of delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services.

The company does not provide post-contract support as part of its software licensing arrangements. In order to upgrade, a customer must purchase the most up-to-date version at the current market price.

Systems revenue under bill-and-hold arrangements, whereby revenue has been recognized but the goods have not been shipped, is recognized when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the company does not retain any specific performance obligations such that the earnings are not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Revenue from systems components is recognized at the time delivery of the systems components to the customer has occurred and title has passed or as the services are provided.

Geomatics sales revenue is recognized in the period the products are delivered. Geomatics service revenue is recognized using the percentage of completion method, in conformity with the AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project. Costs include all direct costs including materials, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress. The company issues invoices related to these projects based on the achievement of milestones during the project or other contractual terms. Differences between the timing of billings, based on contract milestones or other contractual terms, and the recognition of revenue, based on the percentage of completion method, are recognized as either unbilled accounts receivable or deferred revenue.

Revenue from system repairs and servicing, as well as training and consulting revenue, is recorded as the services are provided.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Unearned revenue

Unearned revenue represents unearned income associated with agreements for the sale of navigation systems and charts subscription agreements where significant vendor obligations remain or payments are received in advance of revenue recognition.

Research and development

Development costs incurred internally in creating computer software to be sold, licensed, or otherwise marketed are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to technical feasibility that do not meet these criteria are expensed as incurred. To date, the period between achieving technological feasibility, which the company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and development costs qualifying for capitalization have been insignificant. Research costs are expensed in the period incurred.

Government assistance

Government assistance is recorded in the accounts when there is reasonable assurance that the company has complied with, and will continue to comply with, all conditions necessary to obtain the grants. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognized as an expense in the period in which events occur that make the prospect of repayment probable.

Stock-based compensation

For the employee stock option plans, the company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and present pro forma information that is required by SFAS No. 123, Accounting for Stock-Based Compensation. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the company’s stock as of the grant date and the amount an employee must pay to acquire the stock.

For stock options granted to non-employees, the company follows the requirements of SFAS No. 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the options issued, whichever is more reliably measurable. The value of the options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Accounting for derivatives

Effective December 1, 2001, the company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its subsequent amendments and interpretations. The adoption of SFAS No. 133 did not result in any transitional adjustments. The company manages its foreign exposure on anticipated net cash inflows on U.S. dollars through the use of forward foreign exchange contracts. Additionally, certain of the company’s purchase and sales contracts with international entities are not denominated in the functional currency of either the

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

company, the customer or the supplier, but rather the U.S. dollar. In accordance with SFAS No. 133, these contracts have been accounted for as embedded derivatives and the resulting foreign currency rate contracts are separated from the host contracts. Under SFAS No. 133, derivatives are recorded on the balance sheet at fair value. Changes in derivative fair values are recognized in earnings.

Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding. Diluted earnings per share are computed using the weighted average number of common shares and dilutive common stock equivalents, using the treasury stock method, outstanding during the year.

Investment tax credits

The company is able to claim investment tax credits for certain research and development expenditures including salaries and wages. The investment tax credits are applied against Canadian federal income taxes payable and may be carried forward for a period of up to seven years. These investment tax credits are accounted for by using the cost reduction method. Under this method, investment tax credits are treated as a reduction of research and development expenses in the period the net deferred tax asset is recognized. A deferred tax valuation allowance is recorded to the extent that it is more likely than not that the investment tax credit will not be recovered from income taxes otherwise payable.

Comparative figures

Certain of the prior year figures have been reclassified to conform with the current year’s financial statement presentation.

Recent accounting pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

3	Accounts receivable

	2002	2001
	$	$

Trade	2,787,128	2,404,474
Unbilled accounts receivable	872,128	340,484
Holdbacks	—	6,631
Technology Partnerships Canada contribution (note 12)	157,708	119,080
Other	153,272	10,150
Allowance for doubtful accounts	(9,390)	(23,449)

	3,960,846	2,857,370

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

As at November 30, 2002, government contract receivables were $2,620,929 (2001 — $2,175,275) and unbilled government contract receivables were $827,946 (2001 — $328,461).

	2002	2001
Analysis of allowance for doubtful accounts	$	$

Balance at beginning of year	23,449	167,111
Recovered from costs	(11,392)	(123,216)
Write off of accounts receivable	(2,667)	(20,446)

Balance at end of year	9,390	23,449

4	Inventory

	2002	2001
	$	$

Materials and components	1,216,879	870,354
Finished goods	68,087	—

	1,284,966	870,354

5	Plant and equipment

	2002

		Accumulated
	Cost	depreciation	Net
	$	$	$

Equipment	3,557,622	2,629,162	928,460
Furniture and fixtures	123,331	76,771	46,560
Leasehold improvements	222,196	176,485	45,711

	3,903,149	2,882,418	1,020,731

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2001

		Accumulated
	Cost	depreciation	Net
	$	$	$

Training and development vessel	234,644	170,091	64,553
Equipment	3,239,503	2,438,863	800,640
Furniture and fixtures	115,309	66,754	48,555
Leasehold improvements	222,196	165,057	57,139

	3,811,652	2,840,765	970,887

Chart acquisitions and development costs are expensed as incurred.

6	Intangible and other assets

	2002

		Accumulated
	Cost	depreciation	Net
	$	$	$

Amortizable intangibles
Computer software	630,036	272,235	357,801
Patents and licenses	57,267	34,785	22,482

	687,303	307,020	380,283
Embedded derivative			18,222

			398,505

	2001

		Accumulated
	Cost	depreciation	Net
	$	$	$

Amortizable intangibles
Computer software	251,936	183,070	68,866
Patents and licenses	57,267	32,287	24,980

	309,203	215,357	93,846

Embedded derivative			50,864

			144,710

The fair value of the derivative instrument is determined by reference to the spot market foreign currency rates at the balance sheet date.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

7	Accounts payable and accrued liabilities

	2002	2001
	$	$

Trade	1,320,754	226,983
Accrued liabilities	243,868	246,428
Accrued employee costs	475,201	534,670
Accrued royalties (note 12)	339,380	209,429
Accrued professional fees	89,394	87,765
Derivative instrument	7,369	3,034

	2,475,966	1,308,309

	2002	2001
Analysis of warranty provision (included in accrued liabilities)	$	$

Balance at beginning of year	52,936	67,700
Charged to costs	30,285	26,288
Warranty expenditures	(52,813)	(41,052)

Balance at end of year	30,408	52,936

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

8	Credit facilities

In November 2002, the company renewed certain credit facilities with a Canadian chartered bank. The credit facilities consist of an operating line, a forward exchange contract facility and standby letters of credit. The maximum amounts available to the company under the operating line and forward exchange contract facility are $1,000,000 and US$1,000,000, respectively.

The operating line, which is to be used to finance the company’s accounts receivable and inventory, bears interest at the chartered bank’s prime lending rate plus 1.25% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line are repayable on demand. The credit facilities are secured by a general assignment of book debts, a general security agreement and a guarantee, also secured by general security agreements, from each of OSL, OSI Geomatics Ltd., and OSI Geomatics Inc. In addition, the company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2002, the company had drawn on its foreign exchange contract facility in the amount of US$350,000. The company has not drawn on the operating line facility.

As of November 30, 2002, letters of credit, relating principally to customer contracts, amounting to US$859,900 have been issued. The company utilizes letters of credit as security for certain performance obligations with its customers. These standby letters of credit have been insured through Export Development Canada. Funds drawn on the standby letters of credit are repayable on demand.

9	Rent payable

During 1999, the company negotiated a deferral of rent payments under the operating lease for its premises. The deferred rental payments covering the nine-month period commencing August 1, 1999 are payable at an amount of 15% of the company’s net earnings for fiscal years subsequent to 1999. The total amount of deferred rent expense at November 30, 2002 is $133,942 (2001 — $171,667). The current and non-current amounts are determined each period end based on management’s forecasted payments for the next 12-month period.

10	Capital stock

Authorized

100,000,000 common shares without par value
100,000,000 Class A preference shares without par value, issuable in series, with rights as set by the company’s board of directors, of which 10,000,000 shares are designated Series A preference shares, voting, convertible at a 1:1 ratio, with a non-cumulative dividend rate of 1%
100,000,000 Class B preference shares, issuable in series, with rights as set by the company’s board of directors, with a par value of $50 each

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Preference shares

On April 27, 1990, 2,914,654 Class A Series A preference shares were issued to the former shareholders of OSL, a Canadian controlled private company at that time, as part of the reverse takeover transaction of OSIL. Subsequent to April 27, 1990, these preference shares were amended to allow conversion to common shares of OSIL. As at November 30, 2002, 41,296 Class A Series A preference shares remain outstanding (2001 — 58,326).

Stock option plans

The company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. During 2002, the shareholders approved an increase in the number of common shares authorized for grant under the company’s stock option plans to 10,930,732. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors vest immediately and options granted to employees vest one year after the date granted.

Stock-based compensation recorded in the financial statements is as follows:

	2002	2001	2000
	$	$	$

General and administrative	31,500	69,000	362,817
Research and development	—	—	60,388
Sales and marketing	—	—	31,903

	31,500	69,000	455,108

The company applies the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the company’s earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

	2002	2001	2000
	$	$	$

Net earnings (loss) for the year	1,694,126	597,739	(151,088)
Additional compensation expense	(389,149)	(716,322)	(672,108)

Pro forma net earnings (loss) for the year	1,304,977	(118,583)	(823,196)

Pro forma basic and diluted earnings (loss) per share	0.05	0.00	(0.04)

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.1% and 2.6% (2001 and 2000 — 3.1% and 5.5%); (ii) expected volatility between 50% and 73% (2001 and 2000 — 75% and 202%); (iii) an estimated average life of 3 to 5 years (2001 and 2000 — 3 years); and (iv) an expected dividend yield of 0% (2001 and 2000 — 0%).

The weighted average fair value of the options granted during the year ended November 30, 2002 was $0.48 per option (2001 — $0.36, 2000 — $0.95).

A summary of the status of the company’s stock option plans at November 30 is as follows:

	2002		2001		2000

		Weighted average		Weighted average		Weighted average
		exercise price		exercise price		exercise price
	Number of shares	$	Number of shares	$	Number of shares	$

Outstanding — Beginning of year	3,497,496	0.59	3,237,450	0.54	3,765,740	0.61
Granted	865,000	1.19	2,535,346	0.59	1,050,000	0.63
Exercised	(1,206,664)	0.41	(1,137,198)	0.35	(868,347)	0.51
Forfeited	(15,897)	0.96	(297,028)	0.57	(263,519)	0.52
Expired	(9,888)	0.28	(841,074)	0.45	(446,424)	1.68

Outstanding — End of year	3,130,047	0.83	3,497,496	0.59	3,237,450	0.54

Exercisable — End of year	3,130,047	0.83	2,665,418	0.60	2,446,048	0.62

A summary of the company’s stock options outstanding and exercisable at November 30, 2002 is as follows:

	Options outstanding			Options exercisable

		Weighted average
Range of	Number outstanding	remaining	Weighted average	Number exercisable	Weighted average
exercise prices	at November 30,	contractual life	exercise price	at November 30,	exercise price
	$2002	(years)		$2002	$

0.40 — 0.60	1,133,138	1.02	0.45	1,133,138	0.45
0.61 — 0.90	695,250	1.51	0.76	695,250	0.76
0.91 — 1.35	1,031,409	2.23	1.12	1,031,409	1.12
1.36 — 1.50	270,250	1.38	1.48	270,250	1.48

0.40 — 1.50	3,130,047	1.56	0.83	3,130,047	0.83

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Shareholder Rights Plan

On April 18, 2001, the board of directors of the company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies, and was also approved by the shareholders of the company by ordinary resolution at the annual general meeting of the company held on May 28, 2001.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the company are treated equally and fairly in connection with any take-over offer for the company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the board with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment, and are given adequate time to properly assess the take-over bid on a fully informed basis.

Warrants

During 2000, the company issued 125,000 share purchase warrants in connection with a note payable financing. Each share purchase warrant allows the holder to acquire one common share of the company at an exercise price of $0.58 per share. The warrants were exercisable on the date of issue, October 18, 2000. The warrants issued with the note payable have been separately allocated within shareholders’ equity. The value allocated to the warrants was estimated using the Black-Scholes valuation model. The proceeds were allocated to the note payable and warrants based on their relative fair values. Assumptions used in the pricing model included: (i) risk free interest rate of 5.0%; (ii) expected volatility of 80%; (iii) an estimated average life of two years; and (iv) an expected dividend yield of 0%. As of November 30, 2002, all warrants have been exercised.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

11	Earnings per share

	2002	2001	2000
	$	$	$

Basic earnings per share
Net earnings (loss)	1,694,126	597,739	(151,088)

Weighted average number of common shares outstanding	25,288,725	23,842,549	23,050,201

Basic earnings (loss) per share	0.07	0.03	(0.01)

Diluted earnings per share
Net earnings (loss)	1,694,126	597,739	(151,088)

Weighted average number of common shares outstanding	25,288,725	23,842,549	23,050,201
Dilutive effect of stock options	1,955,596	1,496,146	1,391,543
Dilutive effect of preference shares	41,296	58,326	74,702
Dilutive effect of warrants	—	79,593	10,429

Adjusted weighted average number of common shares outstanding	27,285,617	25,476,614	24,526,875

Diluted earnings (loss) per share	0.06	0.02	(0.01)

12	Technology Partnerships Canada

Effective December 23, 1998, the company entered into an agreement with Technology Partnerships Canada (TPC). TPC is a technology investment fund of the Canadian federal government established to contribute to the achievement of increasing economic growth, creating jobs and wealth, and supporting sustainable development in Canada. TPC granted financial assistance to the company for the purpose of funding research and development activities to be completed on or before March 31, 2003. To receive the financial assistance, the company must submit claims to TPC for eligible costs. Eligible costs include labour, material and other costs directly attributable to the research and development activities. Under the agreement with TPC, the company is eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. To November 30, 2002, the company has received $3,614,997. The company is eligible to claim a further $376,882 from December 1, 2002 to March 31, 2003. During 2002, the company incurred eligible costs of $863,851 (2001 — $768,818) and has claimed the full amount from TPC. These amounts have been applied to reduce expenses in the consolidated statements of earnings.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

In addition, the company is required to pay a royalty of 3% to TPC on all revenues that OSL, the company’s wholly owned subsidiary, earns from December 1, 1999 to November 30, 2008. The royalty payments do not relate to the ownership of the intellectual property (IP). Ownership of the IP remains with the company. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014. The company accrues royalties when evidence exists that the realization of revenue from customers becomes probable.

TPC royalties paid and accrued are as follows:

	2002	2001
	$	$

Royalties paid	213,704	140,455

Accrued royalties
Short term	339,380	209,429
Long term	372,717	240,183

	712,097	449,612

If the company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the company to repay all or part of the contributions made, together with interest, from the date of demand.

13	Commitments and contingencies

The company has entered into operating leases for its office premises in Canada and for certain equipment. Future minimum lease payments, not including the deferred rent amounts described in note 9, required under non-cancellable lease obligations are as follows:

$

Years ending November 30
2003	276,039
2004	266,032
2005	264,588
2006	256,705
2007	171,137

1,234,501

Rent expense amounted to $256,705 in 2002 (2001 — $256,705, 2000 - $256,705). In addition to basic rent, the company is required to pay a portion of certain costs and property taxes for the above commitments. In 2002, the company paid $79,973 (2001 — $73,142, 2000 — $75,793) for these costs.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

During 2000, the company received the preliminary findings of a Canadian government contract audit. In June 1992, the company entered into a contract with the Canadian Hydrographic Service (the CHS). Under the terms of the contract, the company received $1,845,925, over a four-year period, relating to certain expenditures made for its electronic chart demonstration project. The preliminary findings of the audit had concluded that approximately $416,000 of project costs were to be clarified. During 2001, the company received the results of the government contract audit, which indicated the company had overclaimed approximately $95,000 under the program and was to reimburse the Crown. During 2002, the company settled with the Crown without any repayment being required by the company.

In October 2000, the company filed a lawsuit against a supplier to Offshore Systems International Inc. (OSII) in response to this supplier’s decision to terminate its supply agreement with OSII. As part of the same lawsuit, the company also filed against two former employees of OSII and a company of which they are officers. The suit sought damages on the grounds that these employees interfered with OSII’s contractual relationship with this same supplier. This suit has been settled in favour of OSII and the proceeds have been recorded in the company’s financial statements. During 2002, OSII was renamed to OSI Geomatics Inc.

In July 2002, the company’s subsidiary OSL and three employees became the objects of a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount had been accrued at November 30, 2002 in respect of this claim because it is the opinion of management that the claim is without merit and the amount of loss, if any, cannot be reasonably estimated.

14	Deferred income taxes

The company is subject to Canadian federal and British Columbia provincial taxes in Canada. The company is also subject to U.S. federal income taxes in the U.S. and Danish income tax.

Earnings before income taxes consisted of the following:

	2002	2001	2000
	$	$	$

Canadian income	1,123,785	370,439	165,585
U.S. income	143,925	—	(316,673)

	1,267,710	370,439	(151,088)

The income tax recovery of $426,416 relates to Canadian deferred income taxes.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

The company has non-capital losses for Canadian income tax purposes of approximately $4,855,787, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

$

Year ending November 30
2003	172,395
2004	—
2005	1,759,504
2006	2,533,022
2007	193,676
2008	—
2009	197,190

The company has non-capital losses for U.S. income tax purposes of approximately $787,062, which are available for carry forward to reduce future years’ taxable income of the U.S. company. These income tax losses expire as follows:

$

Year ending November 30
2018	426,172
2019	—
2020	319,778
2021	41,112

The company also has investment tax credits of approximately $329,410, which can be used to offset future Canadian income taxes otherwise payable and expire as follows:

$

Year ending November 30
2005	117,678
2006	130,114
2007	—
2008	—
2009	—
2010	—
2011	81,618

The company has capital losses for Canadian income tax purposes of approximately $354,466 (2001 — $298,466) which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

The net deferred tax asset consists of the following:

	2002	2001
	$	$

Deferred tax assets
Non-capital loss carry-forwards	2,027,491	2,710,520
Net capital loss carry-forwards	126,261	126,261
Scientific research and experimental development costs	700,718	638,112
Investment tax credits	212,074	212,074
Plant and equipment	544,893	459,935
Other	28,119	38,472

	3,639,556	4,185,374
Valuation allowance	(2,985,840)	(3,958,074)

Net deferred tax asset	653,716	227,300

A reconciliation of the combined Canadian federal and provincial income tax rate with the company’s effective income tax rate is as follows:

	2002	2001	2000
	$	$	$

Expected statutory rate	40.04%	44.62%	45.62%

Expected provision for income taxes	507,591	120,076	(68,926)
Change in tax rates applied in valuation allowance	(41,915)	1,002,721	—
Change in valuation allowance	(972,234)	(1,426,355)	(131,710)
Effect of foreign tax rate differences	(39,828)	—	24,194
Non-deductible expenses and other	119,970	76,258	176,442

	(426,416)	(227,300)	—

As a result of a Canadian federal tax reassessment non-capital loss carry forwards, scientific research and experimental developmental costs and related income tax credits have been adjusted resulting in a decrease of available deferred tax assets of approximately $637,000. The 2001 balances have been restated to reflect these amounts.

The company believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets that a valuation allowance is required. The company continues to evaluate and examine the valuation allowance on a quarterly basis, and at such time future uncertainties are resolved, the valuation allowance may be further reduced.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

15	Segmented information

The company’s reportable segments are as outlined in note 1 and below. Accounting policies used by these segments are the same as those described in the summary of significant accounting policies.

	2002

				Other
	Systems	Geomatics	Subtotal	(discontinued)	Total
	$	$	$	$	$

Revenue	11,466,668	2,347,465	13,814,133	—	13,814,133
Technology Partnerships
Canada — net	(387,662)	—	(387,662)	—	(387,662)
Interest expense	2,869	713	3,582	—	3,582
Income tax recovery	(426,416)	—	(426,416)		(426,416)
Net earnings	1,446,857	247,269	1,694,126	—	1,694,126
Assets employed	9,662,484	1,133,093	10,795,577	—	10,795,577
Plant and equipment expenditures	231,100	95,041	326,141	—	326,141
Other asset expenditures	136,189	209,269	345,458	—	345,458
Depreciation	242,362	61,045	303,407	—	303,407

	2001

				Other
	Systems	Geomatics	Subtotal	(discontinued)	Total
	$	$	$	$	$

Revenue	6,836,556	1,073,157	7,909,713	—	7,909,713
Technology Partnerships
Canada — net	(376,867)	—	(376,867)	—	(376,867)
Interest expense	53,303	2,077	55,380	—	55,380
Income tax recovery	(227,300)	—	(227,300)		(227,300)
Net earnings	590,100	7,639	597,739	—	597,739
Assets employed	7,143,990	209,519	7,353,509	—	7,353,509
Plant and equipment expenditures	124,216	3,912	128,128	—	128,128
Other asset expenditures	74,681	2,828	77,509	—	77,509
Depreciation	212,051	26,907	238,958	—	238,958

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2000

				Other
	Systems	Geomatics	Subtotal	(discontinued)	Total
	$	$	$	$	$

Revenue	4,706,764	944,901	5,651,665	1,936,113	7,587,778
Inventory write-down	—	—	—	181,405	181,405
Technology Partnerships
Canada — net	(948,265)	—	(948,265)	—	(948,265)
Interest expense	210,222	359	210,581	26,753	237,334
Net earnings	112,896	52,689	165,585	(316,673)	(151,088)
Assets employed	4,529,249	10,974	4,540,223	173,073	4,713,296
Plant and equipment expenditures	34,566	18,286	52,852	124	52,976
Other asset expenditures	4,929	17,272	22,201	161	22,362
Depreciation	184,061	28,560	212,621	8,229	220,850

Geographically, revenues reported are based on the location of the company’s customers and include revenues from discontinued operations. Plant and equipment are reported based on location.

	2002

		United
	Canada	States	Denmark	Other	Total
	$	$	$	$	$

Revenue	3,315,510	7,366,982	3,123,998	7,643	13,814,133
Plant and equipment	1,020,731	—	—	—	1,020,731

	2001

		United
	Canada	States	Denmark	Other	Total
	$	$	$	$	$

Revenue	2,765,071	4,090,320	964,931	89,391	7,909,713
Plant and equipment	970,887	—	—	—	970,887

	2000

		United
	Canada	States	Denmark	Other	Total
	$	$	$	$	$

Revenue	932,452	6,361,227	—	294,099	7,587,778
Plant and equipment	1,051,716	—	—	—	1,051,716

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Approximately 84% of revenue for the year ended November 30, 2002 (2001 — 88%, 2000 — 48%) is derived from three ultimate customers at 38%, 23% and 23%, respectively (2001 — 48%, 28%, 12%, 2000 — 48%, 0%, 0%).

16	Financial instruments

Fluctuations in foreign currency exchange rates

The company enters into transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to the Canadian dollar.

In order to reduce the potential negative effects of a fluctuating Canadian dollar, the company has entered into forward foreign exchange contracts in the current year to stabilize anticipated future net cash inflows denominated in U.S. dollars. The forward foreign exchange contracts mature on March 21 and 24, 2003 with an average exchange rate of 1.58 for a total contractual amount of US$350,000.

The fair value of derivative financial instruments generally reflects the estimated amounts that the company would receive or pay to settle the contracts at November 30, 2002. As at this date, the spot exchange rate was 1.57 and the fair value of the above derivative financial instruments was $4,690.

Fair value

Financial instruments include cash and cash equivalents, letters of credit, accounts receivable, derivative financial instruments, accounts payable and accrued liabilities, rent payable and royalties payable. Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets approximate fair values.

Concentration of credit risk

Financial instruments that potentially subject the company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable which are not collateralized. The company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to the credit quality of the customers comprising the company’s customer base. The maximum amount of credit risk exposure is limited to the carrying amounts of these financial instruments.

The company performs ongoing credit evaluations of its customers’ financial condition to determine the need for an allowance for doubtful accounts. The company has not experienced significant credit losses to date.

The company directly markets and supports its products internationally and currently depends on three major ultimate customers. Credit risk related to these three customers is minimal as these customers are government departments in stable, democratic countries.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

17	Discontinued operations

Offshore Systems International Inc.

On September 30, 2000 (the measurement date), the company discontinued the operations of its wholly owned U.S. subsidiary, OSII. OSII provided sales, support and distribution services for a number of third party manufacturers of navigation aids and marine technologies. The assets of OSII were substantially disposed of by March 31, 2001 (the disposal date) through a transfer to Offshore Systems Ltd. at their net realizable value of $65,834. Accordingly, the financial position and results of operations related to this business have been accounted for as discontinued operations.

OSII’s financial position as at November 30, 2000 and results of operations for the period from December 1, 1999 to September 30, 2000 were as follows:

$

Current assets	173,073
Current liabilities	66,575
Revenue	1,697,994
Net loss from operations, net of income taxes of $nil	(69,016)

OSII’s revenue for the year ended November 30, 2000 was $1,936,113. The loss on disposal of OSII was $247,657 net of income taxes of $nil. All of OSII’s revenues for the year ended November 30, 2000 were dependent on product sourced from one supplier.

18	Supplemental cash flow information

	2002	2001	2000
	$	$	$

Cash paid during the year for interest	3,583	55,380	210,581

Cash received for interest	20,192	—	—

Cash paid during the year for income taxes	—	—	—

Non-cash financing and investing activities

Inventory transferred to plant and equipment	62,741	48,203	277,476

19	Subsequent events

In December 2002, the company granted 1,055,601 stock options to directors and employees of the company. These stock options were granted at a price of $1.01 per stock option.

F6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

In January 2003, the company announced that it intends to proceed with a normal course issuer bid whereby it will purchase its own common shares out of the market through the facilities of the Toronto Stock Exchange. The board of directors of the company has authorized the repurchase of up to 1,300,000 common shares, representing approximately 5% of the issued and outstanding common shares of the company. All shares repurchased by the company will be cancelled. The bid will commence on January 16, 2003 and terminate on January 15, 2004.

F6