Form 20-F
period 2003-11-30
OFFSHORE SYSTEMS INTERNATIONAL LTD
filed 2004-05-27
CIK 1169357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File Number [        ]

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

Offshore Systems International Ltd.
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

107 — 930 West 1st Street
North Vancouver, British Columbia, Canada V7P 3N4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, Without Par Value	Toronto Stock Exchange
O.T.C. Bulletin Board.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 30, 2003: 26,807,475 shares of Common Stock, no par value, 30,296 shares of Class “A” Preference Shares Convertible, no par value and 61,244 shares of Class “B” Preferred Shares Convertible, par value of CAD$50.00

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     ☒    Yes    ☐    No

Indicate by check mark which financial statement item the registrant has elected to follow.         ☐    Item 17    ☒    Item 18

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected financial data.

     The following selected consolidated financial data as of November 30, 2000, 2001, 2002 and 2003 and for the years ended November 30, 2000, 2001, 2002 and 2003 has been derived from the Company’s audited Consolidated Financial Statements and was prepared in accordance with U.S. generally accepted accounting principles (GAAP). The selected consolidated financial data as of November 30, 1999 and for the year ended November 30, 1999 has been derived from unaudited historical consolidated financial information, prepared by management from the audited historical financial statements. These statements were prepared in accordance with Canadian GAAP for those dates and periods and adjusted by management for material differences between Canadian and U.S. GAAP. The information should be read in conjunction with the Consolidated Financial Statements and Notes and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

     The Company’s Consolidated Financial Statements are stated in Canadian Dollars (“CDN$” or “$”).

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Statement of Earnings and Deficit Data
	For the year ended November 30,
	2003	2002	2001	2000	1999

Revenue	$11,520,793	$13,814,133	$7,909,713	$5,651,665	$7,291,619

Direct costs	$5,159,068	$7,100,751	$3,333,358	$1,364,053	$4,010,649

Gross profit	$6,361,725	$6,713,382	$4,576,355	$4,287,612	$3,280,970

Expenses	$6,149,808	$5,667,650	$4,205,916	$4,122,027	$5,503,620

Earnings (loss) from continuing operations before proceeds on settlement of claim and income taxes	$211,917	$1,045,732	$370,439	$165,585	$(2,222,650)

Proceeds on settlement of claim	$—	$(221,978)	$—	$—	$—

Income taxes (recovery)	$(140,099)	$(426,416)	$(227,300)	$—	$—

Earnings (loss) from continuing operations	$352,016	$1,694,126	$597,739	$165,585	$(2,222,650)

Earnings (loss) from discontinued operations	$—	$—	$—	$(316,673)	$141,732

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Statement of Earnings and Deficit Data
	For the year ended November 30,
	2003	2002	2001	2000	1999
(continued) Net Earnings (loss) for the period	$352,016	$1,694,126	$597,739	$(151,088)	$(2,080,918)

Earnings (loss) per share from continuing operations	$(0.02)	$0.07	$0.03	$0.01	$(0.11)

Earnings (loss) per share	$(0.02)	$0.07	$0.03	$(0.01)	$(0.11)

Diluted earnings (loss) per share from continuing operations	$(0.02)	$0.06	$0.03	$0.01	$(0.11)

Diluted earnings (loss) per share	$(0.02)	$0.06	$0.03	$(0.01)	$(0.11)

Weighted average number of Common Shares outstanding — basic	25,977,123	25,288,725	23,842,549	23,050,201	22,672,628

Weighted average number of Common Shares outstanding — diluted	27,142,492	27,285,617	25,476,614	24,526,875	22,672,628

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Balance Sheet Data
	As at November 30,
	2003	2002	2001	2000	1999

Working capital	$8,071,926	$4,464,623	$2,812,407	$1,871,000	$1,153,711

Total assets	$11,728,257	$10,795,577	$7,353,509	$4,713,296	$7,673,785

Total liabilities	$2,493,294	$4,729,579	$3,581,389	$1,913,235	$5,676,438

Net assets	$9,234,963	$6,065,998	$3,772,120	$2,800,061	$1,997,347

Capital Stock	$21,715,693	$19,258,997	$18,554,063	$17,842,869	$17,243,855

Outstanding Common Shares	26,807,475	26,043,243	24,694,549	23,540,975	22,672,628

Outstanding Class “A” Preference Shares Series A Convertible	30,262	41,296	58,326	74,702	74,702

Outstanding Class “B” Preference Shares Series 1 Convertible	61,244	—	—	—	—

     The Company declared and paid dividends during the fiscal year 2003 on outstanding Class “B” Preference Shares Series 1 Convertible in the amount of $53,484 (US$40,915). The Company has not declared and paid any other dividends during the periods indicated.

Currency and Exchange Rates

     Canadian Dollar Value for 1 US$ (as published by the Federal Reserve Bank of New York)

     On May 21, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. = $ 1.3734 Canadian.

     All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     The average exchange rates for each of the past 5 fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended November 30, 1999		1.4905

Year Ended November 30, 2000		1.4834

Year Ended November 30, 2001		1.5441

Year Ended November 30, 2002		1.5713

Year Ended November 30, 2003		1.4156

	High Rate	Low Rate

November 2003	1.3362	1.2973

December 2003	1.3405	1.2923

January 2004	1.3340	1.2690

February 2004	1.3442	1.3108

March 2004	1.3480	1.3080

April 2004	1.3711	1.3095

     All dollar amounts set forth herein, are in Canadian dollars, except where otherwise indicated.

B. Capitalization and indebtedness.

     Not applicable.

C. Reasons for the offer and use of proceeds.

     Not applicable.

D. Risk factors.

     An investment in the Company’s Common Shares should be considered highly speculative. In addition to other information in this Form 20-F — Annual Report, you should carefully consider the following factors when evaluating the Company and its business.

     The Company depends heavily on government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on the Company’s operations. The contract termination clauses are generally in favor of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.

     The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on the Company’s operations. Also, the Company can give no assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any termination of its contracts. As the Company’s revenues are dependent on its procurement, performance and payment under its contracts, the loss of one or more critical contracts could have a negative impact on the Company’s financial condition.

     In addition, sales to the government may be affected by:
•	changes in procurement policies;
•	budget considerations;
•	changing concepts of national defense; and
•	political developments abroad.

     The influence of any of these factors, which are largely beyond the Company’s control, could also negatively impact its financial condition.

     The Company derives a significant amount of revenue from only a few customers. The Company depends on national and international governments for a significant portion of its sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on the Company’s financial condition.

     Approximately 27%, 20% and 18% of the Company’s revenue in the year ended November 30, 2003 were from the U.S. Coast Guard, Canadian Navy and Royal Danish Navy, respectively. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences for its results of operations.

     The Company’s product lines are not broadly diversified.

     The Company derives and expects to derive a substantial majority of its revenue from navigational equipment sales. If customers do not purchase the Company’s products as a result of competition, technological change, budget constraints or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

     The Company derives a significant portion of its revenues from international sales and is subject to the risks of doing business in foreign countries.

     In the financial year ended November 30, 2003, approximately 71% of the Company’s revenues were from international customers, including governmental customers: 44% from the United States and 27% from other international countries. The Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange and inflation rates;
•	the complexity and necessity of using foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls and other trade restrictions; and
•	compliance with a variety of foreign laws.

     While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.

     The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, and the U.S. dollar.

     Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions and, to a lesser extent, the Company’s sub contract payable and direct cost transactions are in U.S. dollars. In fiscal 2003, approximately 63% of the Company’s revenue and 12% of its expenses were transacted in U.S. dollars. The Company expects that U.S. dollar sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future.

     The Company has established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

     The Company relies on agreements with international corporations to assist it in pursuing contracts for major government procurements. The Company does not have assurance that these third parties will:
•	remain in business;
•	maintain the financial stability required to fulfill the requirements of these international procurements; and
•	continue to consider the Company’s products in their business priorities.

     There can be no assurance that the Company would be able to pursue and secure major international government procurements without these third parties.

Competition within the Company’s markets may reduce its procurement of future contracts and its sales.

     The defense industry in which the Company operates is highly competitive. The Company’s competitors range from smaller companies, which are primarily targeting the pleasure boat market, to large diversified corporations in the radar/marine equipment segment of the industry. The Company’s target market for its principal products is the international military community. Some of the Company’s competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than the Company. There can be no assurance that the Company can continue to compete effectively with these companies.

     The Company’s future success will depend on its ability to develop new technologies that achieve market acceptance.

     The defense market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company’s future performance depends on a number of factors, including the Company’s ability to
•	identify emerging technological trends in its market;
•	develop and maintain competitive products;
•	enhance the Company’s products by adding innovative features that differentiate its products from those of its competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.

     The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as it currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of the Company’s products. If the Company’s competitors develop new technology or products, the Company’s existing technology and products might become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than its competitors, the Company’s revenues will decline and its business, financial condition and results of operations will be negatively affected.

     The Company depends on the recruitment and retention of qualified personnel, and its failure to attract and retain such personnel could seriously harm its business.

     Due to the specialized nature of the Company’s business, its future performance is highly dependent upon the continued services of its key engineering personnel and executive officers. The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to compete for these personnel could seriously harm its business, results of operations and financial condition.

     The Company does not have fixed-term employment agreements with its officers and key employees and the loss of any officer or key employee could seriously harm the Company’s business.

     The Company has not entered into fixed-term employment agreements with its officers and key employees. The Company’s success depends upon the abilities and experience of its officers and key employees. Competition for highly skilled management, engineering, technical and other key employees is intense. The loss of officers and key employees could seriously disrupt the Company’s operations and impair its ability to compete.

     The Company depends on offshore sub-contract labor in its geomatics and systems operations to maintain a competitive position in the geomatics and systems marketplaces.

     The Company’s geomatics and systems operations are highly dependent upon labor resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labor resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend on a number of factors, including:

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

     While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s geomatics and systems operations in the future.

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

     The Company’s operations are highly dependent on the delivery of materials by outside suppliers in a timely manner. While the Company enters into purchase agreements with a few of its suppliers, it cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet the Company’s needs, the Company may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize the Company’s ability to satisfactorily complete its contractual obligations on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts, or damage to the Company’s reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.

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

     The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. The value of the Company’s securities may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government spending patterns;
•	the timing of contract receipt and funding;
•	the Company’s ability and the ability of its key suppliers to respond to changes in customer orders;
•	the timing of the Company’s new product introductions and its competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;

•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.

     The Company may pursue strategic relationships, investments and acquisitions. The Company may not be able to successfully manage its operations if its fails to successfully integrate the acquired technologies and/or businesses.

     As part of the Company’s business strategy, it may expand its product offerings to include application software products that are complementary to the Company’s existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third party product with its products,
•	undiscovered software errors in the third party product,
•	difficulties in selling the third party product,
•	difficulties in providing satisfactory support for the third party product,
•	potential infringement claims from the use of the third party product and
•	discontinuation of third party product lines.

     The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support),
•	the substantial management time devoted to such activities,
•	the potential disruption of the Company’s ongoing business,
•	undisclosed liabilities,
•	failure to realize anticipated benefits (such as synergies and cost savings) and
•	the difficulty of integrating previously distinct businesses into one business unit.

     The Company may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.

     If the Company’s expenditures exceed its incoming cash flows, the Company may choose to raise additional financing. In addition, the Company may choose to raise additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

     The Company’s business could be adversely affected if it fails to manage its growth effectively.

     If the Company fails to manage its growth effectively, the Company’s business and operating results could be adversely affected, which could cause the market price of its stock to fall. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, the Company may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:
•	improve its financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;

•	improve its licensing models and procedures;
•	hire, train and retain qualified employees;
•	control expenses;
•	diversify channel sales strategies; and
•	invest in the Company’s internal networking infrastructure and facilities.

     The Company has committed funds to obtaining additional systems and facilities to accommodate its current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than the Company anticipates, it may not be able to reduce expenses to the same degree. If the Company incurs operating expenses out of proportion to revenue in any given quarter, its operating results may be adversely impacted.

     Third parties may claim that the Company infringes their proprietary rights.

     The Company potentially may receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to it the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert the Company’s attention from its core business, require the Company to stop selling or delay shipping, or cause the redesign of its product. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.

     The Company licenses and uses software from third parties in its business. These third party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect the Company’s ability to continue licensing this software. The Company’s inability to use any of this third party software could result in shipment delays or other disruptions in its business, which could materially and adversely affect the Company’s operating results.

     The Company may not be able to protect its proprietary information.

     The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Company’s technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy its products or to obtain or use information that the Company regards as proprietary.

     The Company’s products may contain significant defects, which may result in liability and/or decreased sales.

     Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company might experience significant errors or failures in its products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of the Company’s products. End-user customers use the Company’s products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that it is responsible for damages to the extent they are harmed by the failure of any of the Company’s products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, it could lose revenue or be subject to liability for service or warranty costs. Should this occur, the Company’s business and operating results could be adversely affected.

     The Company’s products rely on third party software products and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

     The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:
•	remain in business,
•	support the Company’s product lines,
•	maintain viable product lines and
•	make their product lines available to the Company on commercially acceptable terms.

     Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.

Item 4. Information on the Company

A. History and development of the Company.

The Company

     The Company was incorporated in Canada under British Columbia’s Company Act on June 10, 1987, under the name “Kappa Resource Corporation.” On April 23, 1990, the Memorandum of the Corporation was altered to designate 10,000,000 of the 100,000,000 authorized Class “A” Preference Shares as Class “A” Preference Shares Series A Convertible and to change the name of the Company to “Offshore Systems International Ltd.” The Company currently operates commercially under this name as well. The address of the Company’s principal place of business is 107 — 930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4, and its telephone number at that address is 604-904-4600.

Subsidiaries

     The Company presently has four wholly owned subsidiaries: Offshore Systems Ltd. (“OSL”), incorporated under the Company Act of British Columbia on February 18, 1990; OSI Geomatics Inc. (“OGI”) (formerly Offshore Systems International Inc), incorporated under the laws of Washington State on September 15, 1992; OSI Geomatics Ltd. (“OGL”) (formerly Offshore Charts Ltd.), incorporated under the Business Corporations Act of Yukon Territory on March 20, 1998 and Offshore Survey and Positioning Services Ltd. (“OSPS”), incorporated under the Company Act of British Columbia on November 16, 1977. The Company’s electronic chart display business activities are carried on through OSL. Its production, sale and marketing of digital navigational charts are conducted through the combined operations of OGL and OGI. OSPS is currently inactive, has no material assets and has not been wound up. OSPS has been inactive since 1990.

Registered Agents

     The Company’s registered agent in Canada is Computershare Trust Company of Canada, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9. The Company has a registered agent for service in Washington State for the United States subsidiary, OSI Geomatics Inc. Such agent, G&D, Inc., is located at 1420 Fifth Avenue in Seattle, Washington.

     During the last three years, there have been no immovables and no major capital expenditures or divestitures. No such major capital expenditures or divestitures are currently planned.

History

     The Company was founded in 1977 (as Offshore Survey & Positioning Services Ltd.), initially providing positioning systems to oil companies. By the early 1980s, the Company had pioneered the first chart display system for the marine market. Throughout the decade, the Company continued to lead the electronic charting industry, first by introducing its own line of electronic charts and then by developing newer innovative electronic charting systems.

     The first release of the flagship product, ECPINS®, was in 1991. Canada Steamship Lines was the first to standardize a fleet-wide installation of the system. Since then, other commercial customers such as Upper Lakes Group, Algoma Central Marine, U.S.S. Great Lakes Fleet Inc., American Steamship Company, and Oglebay Norton Company have chosen ECPINS®.

     The Company became a public company in 1990 when it was listed on the Vancouver Stock Exchange (now named the TSX Venture Exchange) through a reverse take-over transaction of Kappa Resource Corporation. The Company was listed on the Toronto Stock Exchange (TSX, symbol: OSI) in 1994.

     The Company was ready for the transition from development focused to commercialization in the mid-late 1990’s. The third-generation ECPINS® product had seen some success with both military and commercial customers, and the fourth generation product development was nearing completion.

     In 1998, the Company strengthened the management team, and aligned the company’s product mix, sales force and product development focus. The Company’s sales and financial performance steadily returned as the Company zeroed in on military and government opportunities with their sophisticated requirements. The Company has now equipped a number of Coast Guard and Navy fleets with new generations of ECPINS® software, including the U.S. Coast Guard, Canadian Coast Guard, Canadian Navy, Royal Danish Navy, Royal New Zealand Navy and the U.S. Navy George Washington Battle Group.

     In 2001, the Company became a listed supplier under the U.S. General Services Administration, reducing the reporting burden associated with U.S. procurements. The Company also secured its first international fleet sale during 2001 to the Royal Danish Navy.

     During the past few years, the strategy of forging relationships with partners in order to pursue lucrative international procurements has proven to be very successful and has positioned the Company as a leader in situational awareness technologies. The Company’s teaming partners include Lockheed Martin in the U.S., Lockheed Martin and Kelvin Hughes in the UK, Nautronix Ltd. in Australia, and Furuno in Denmark.

     During 2002, the Company entered the land-based mapping field, utilizing the skills and experience gained in production and distribution of marine charts. Together, these businesses formed a Geomatics business unit, which has achieved significant contract wins in the fiscal year 2003, its first full year of operations.

     In February 2003, the Company launched a new product, COP-IDS®, for the situational awareness market, targeting Command and Control, mission planning, navigation and mobile asset management applications.

     During fiscal years 2002, 2003 and the current fiscal year, the Company has not received any public takeover offers from third parties or given any public takeover offers with respect to other companies.

B. Business overview.

General Development of the Business

     The Company’s principal business is the ownership and management of three operating subsidiaries, namely, Offshore Systems Ltd., OSI Geomatics Ltd. (formerly Offshore Charts Ltd.) and OSI Geomatics Inc. (formerly Offshore Systems International Inc.).

     Offshore Systems Ltd. develops, produces and sells marine electronic chart display instruments and related products for precise positioning and navigation of ships. Two subsidiaries, OSI Geomatics Inc. and OSI Geomatics Ltd., develop and provide analysis, production, and distribution of geo-spatial data for electronic display. The combined operations of OSI Geomatics Ltd. and OSI Geomatics Inc. are referred to as OSI Geomatics (“OSIG”).

     The principal product of the OSL subsidiary is ECPINS® for use in the shipping industry. ECPINS® reads navigation position inputs from the ship’s position, velocity, and heading sensors, such as the speed log, the gyrocompass and the Differential Global Positioning System receiver, and displays the ship’s position continuously on a computer screen against the background of an electronic chart. The ECPINS® product line includes an optional radar overlay display system, which enables a navigator using the system to track other ships and objects. With this option, ECPINS® combines the “collision avoidance” capabilities of radar with the “grounding avoidance” capabilities of electronic nautical charts. In 2001, OSL completed the introduction of the Windows NT based ECPINS®-M Military System and introduced ECPINS® for the commercial market, which replaced the ECPINS® NG Series.

     With a growing market demand for high-end ECPINS® systems for military customers, OSL offers systems solutions and services to government customers, including the Canadian Navy, the Canadian Coast Guard, the United States Coast Guard, the Royal Danish Navy, the Australian Navy and Royal Navy of the United Kingdom. These customers have unique requirements requiring a systems solution, which usually involves bundling the ECPINS® products with systems customization, training and installation. These customers often have non-recurring engineering needs that are met by OSL’s engineering capabilities.

     On February 25, 2003, the Company announced the launch of a new product — COP-IDS®, a client server application that allows customers to integrate Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture — Image Display Server, and it is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows the Company’s customers to share data across C2 systems, regardless of the systems in use. COP-IDS® is a C2 product that addresses the needs of, not only, Navy applications but Army, Air Force and other military and para-military applications as well.

     OSIG produces and sells electronic chart data to national chart agencies and Hydrographic Offices worldwide. OSIG also provides chart services to the United States Coast Guard and land mapping services to local, regional and federal governments.

     The Company recognizes revenues from the three subsidiaries in four sources: Systems and System Components, Software, Geomatics, and Other. Systems and system components revenues are derived from sales of navigation systems solutions and components of navigation systems solutions. Software revenues are derived from the sale of ECPINS® software. Geomatics revenues are generated from hydrographic chart and land-based mapping services, and from the sales of geo-spatial data for electronic display. Other revenue includes revenue derived from system repairs, system servicing, training and consulting.

     The following table presents revenues for the past three fiscal years ended November 30 by source:

	2003	2002	2001
Systems and system components	6,208,464	9,707,393	5,874,568
Geomatics	3,560,440	2,347,464	1,073,157
Software	1,036,417	970,323	617,373
Other	715,472	788,953	344,615

Total Revenue	11,520,793	13,814,133	7,909,713

     The Company purchases computer components and other electronic hardware for assembly into its navigation systems. These goods are available from multiple suppliers and prices are subject to the normal trade practices for the industry. No raw materials are used in the Company’s products.

Principal Products

     During the last three (3) years, the principal products sold by the Company are as follows:

Electronic Chart Precise Integrated Navigation System (ECPINS®)

     ECPINS®, introduced in 1991, is a “real time” electronic chart display and information system. ECPINS® analyzes critical information such as the ship’s heading, speed and position and displays the ship’s position in real time on an electronic chart, as well as tracking other vessels with its optional radar overlay and Universal Automatic Identification System interfaces. In addition, ECPINS® has the ability to display unsafe water depth (soundings) and to project an “anti-grounding sector” ahead of the ship for any selected time interval which will trigger alarms if the vessel is approaching shoals, reefs or other hazards.

     In August of 2000, OSL launched the latest version of the ECPINS®-M, a new product specifically designed for the military market, and ECPINS® 3000 series through 5000 series products for the commercial market. All current ECPINS® models run on an Intel x86 computer (“PC”) with Microsoft Windows NT 4.0 and Windows XP Professional operating systems. ECPINS®-M was designed to incorporate OSL’s high performance, seamless and simultaneous chart display with the specific navigational demands of the military market. ECPINS® commercial products have three separate product series with functions ranging from basic entry-level to complex instruments with radar overlay display capability, all at lower price points than the original ECPINS® product. The three models are known as the ECPINS® 3000, 4000, and 5000.

Geomatics

     OSIG provides analysis, production and distribution of electronic nautical chart and land mapping data. These services are provided on a contract basis to government and commercial organizations such as hydrographic offices, regional and local governments, military agencies and shipping companies. OSIG also sells electronic navigation charts from various national hydrographic offices and its own intellectual property inventory to commercial and government customers.

Projects

     OSL, from time to time, accepts contracts for the development of additional features and capabilities for incorporation into ECPINS®. These projects often become specialized products specific to the customer.

New Product

     In February 2003, the Company announced the launch of COP-IDS®, a client server application that allows customers to integrate OSI’s mapping and imagery display technology into existing Command and Control (C2) systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture — Image Display Server and it is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows the Company’s customers to share data across C2 systems, regardless of the systems in use.

Major Customers

     The Company’s government customers continue to play a significant role in the success of the ECPINS® product line. Sales to the Canadian Navy, United States Coast Guard and Royal Danish Navy accounted for 65% of the Company’s 2003 consolidated revenue: U.S. Coast Guard 27%, Canadian Navy 20% and Royal Danish Navy 18%. No other customer represented more than 10% of sales during this reporting period. The remaining 35% of the Company’s 2003 consolidated revenue were generated through sales to commercial and other military customers.

The Company does not depend on any major supplier.

The Company’s business does not vary seasonally.

Geographic Markets

     Approximately 29%, 44%, and 27% of the Company’s revenues in fiscal year 2003 were from Canada, the United States and other international customers, respectively. Approximately 24%, 53%, and 23% of its revenues in fiscal year 2002 were from Canada, the United States and other international customers, respectively. Approximately 35%, 52% and 13% of its revenues in fiscal year 2001 were from Canada, the United States and other international customers, respectively.

Trademarks and Intellectual Property Rights

     The Company has registered its trademark “ECPINS®” and “COP-IDS®” in Canada and the United States. The Company either owns or licenses the rights to all intellectual properties used in its products.

     The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of these trademarks, copyrights and other intellectual properties will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of the Company’s proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect the Company.

Sales, Marketing and Distribution

     The Company’s distribution strategy relies on a combination of direct sales and indirect sales through teaming relationships, strategic partnerships and distributorships to obtain major orders from both new and existing customers. The Company’s direct sales force focuses on the domestic markets and its indirect sales channels focus on the international and global markets for the Company’s products and services. This strategy has resulted in the Company’s navigation systems business winning five consecutive open procurement competitions.

     During its fiscal year 2003, the Company had 14 employees engaged in sales and marketing products and three principal distributors for its products. Sales were made to customers including the United States, Canadian and Royal Danish Navies and the United States and Canadian Coast Guards, as well as commercial shipping companies in the Great Lakes Region.

     The Company also attends selected major international trade shows and conferences. During its fiscal year ended November 30, 2003, the Company showed ECPINS®-M and/or ECPINS® at the following trade shows:

AFCEA/USNI West 2003 — San Diego
Surface Navy Association National Symposium 2003 — Crystal City, VA
CANSEC 2003 — Ottawa

     The Company attends other selected major international trade shows and conferences with its partners. During the fiscal year, the Company attended the Defense Systems & Equipment International tradeshow in London, UK with its partners Kelvin Hughes, Terma A/S and Nautronix Limited.

Competition

     Competition for OSL’s ECPINS® products comes from companies who sell other integrated navigational systems based on electronic chart technology. These systems exist in a wide variety of formats; each offering features and benefits for differing applications.

     A potential group of competitors comes from the radar/marine equipment segment of the industry and generally consists of large corporations including Raytheon Marine GmbH and SAM Elektronik GmbH from Germany, Kongsberg Maritime AS and Maritime Information Systems AS from Norway, Kelvin Hughes Limited and Transas Marine Ltd. from the United Kingdom and Sperry Marine, a division of Northrop Grumman Corporation, from the United States. All of these companies offer competing products.

     Another category of potential competitors is comprised of companies that primarily target the pleasure boat market. While the Company currently does not market or intend to market its ECPINS® products into the pleasure boat market, these companies may extend their operations to compete with the Company in the navigational systems market. Through extensive research and development, these companies’ existing product or products could evolve into solutions that could compete with ECPINS®. In fact, some of these companies entered the pleasure boat market a few years ago and may have hundreds of systems in use, any of which could be developed further to compete with ECPINS®. The companies in this group include: C-Map, Laserplot Inc., Electronic Marine Systems and Maptech.

     Competition for OSL’s COP-IDS® products would come from companies who sell other similar systems based on electronic chart and land map technology. Currently, the principal competitor for COP-IDS® is from a product developed by Sperry Marine, a division of Northrop Grumman Corporation, — Command and Control Personal Computer (“C2PC”) The addition of the COP-IDS® solution into the market may prompt other companies to develop and market a competing product. Companies that may elect to do this would be defense and commercial contractors who currently offer products that compete with the Company’s ECPINS® products or companies such as Intergraph Corporation and ESRI in the U.S. that offer similar land-based information products.

     Competition for OSIG’s products and services comes from two groups of organizations.

     The first and larger group consists of organizations that are largely focused on providing photogrammetric and mapping services and products. This group is dominated by a few large and medium sized firms and over 300 small firms. The small firms may also provide services to the large and medium sized firms on a sub-contract basis. Organizations that fall in the group of large and medium sized firms include Woolpert LLC, BAE Systems/ADR Inc., HJW GeoSpatial, Inc., Surdex Corporation, 3DI LLC, Aerial Services Inc., Merrick & Company, EarthData, Photo Science, Inc. and 3001 Inc., each of which is from the U.S., and the Mapping Group of MacDonald Dettwiler & Associates’ Ltd.’s Geographic Information Products Division, Intermap Technologies Corporation, Hauts-Monts International Inc. and SNC - LAVALIN Environment Inc. each of which is from Canada. Firms outside of Canada and the U.S. that fall into this group are Institut Géographique National of France, Hansa Luftbild AG of Germany, Trabajos Catastrales, S.A. of Spain, Geocart S.A. of Spain, Cartographic Institute of Cataluña (ICC) of Spain and Sistemas de Información Geográfica S.A. de C.V. of Mexico.

     The second group consists of organizations focused on providing analysis, production and distribution of electronic nautical chart data. This group is dominated by the government hydrographic offices of approximately 30 countries, which have historically provided the majority of the world’s nautical charts. Many of these hydrographic offices now sub-contract a portion of their nautical chart production to private companies. Private sector competition is limited to a handful of companies. Companies in this group include: C-Map of Norway and the U.S., Nautical Data International Inc. and GeoNet Technologies Inc. of Canada, Transas Dataco Ltd. of the United Kingdom, 3001 Inc. of the U.S. through their association with IIC Technologies Inc. of India, and Infotech Enterprises Limited of India.

Government Regulations

     To management’s knowledge, there are no known government regulations that would adversely affect the Company’s business. Certain government required standards are normally a part of industry knowledge, and as such, would be understood and acted upon by the Company in the normal course of doing business. The Company has monitored and continues to monitor the relevant government standards and regulations to mitigate its risk exposure to changes or additions to those government standards and regulations.

Plan of Operation

     The Company does not expect any material changes in its plan of operations in the fiscal year 2004.

C. Organizational structure.

     The Company has four wholly owned subsidiaries: Offshore Systems Ltd., incorporated in Canada under the Company Act of British Columbia; Offshore Systems International, Inc., incorporated in the U.S. under the laws of Washington State; Offshore Charts Ltd., incorporated in Canada under the Business Corporations Act of the Yukon Territory and Offshore Survey and Positioning Services Ltd., incorporated in Canada under the Company Act of British Columbia (inactive).

D. Property, plants and equipment.

Human Resources and Facilities

     As at November 30, 2003, the Company had 57 employees based at its facilities located in North Vancouver, British Columbia. The Company leases 18,206 square feet and uses the property for its Headquarters, Sales & Marketing, Research & Development, Software Development, Service and Production.

     Two other employees operate from leased offices located in Toronto and Ottawa, Ontario, Canada, and two consultants operate from Portland, Oregon and San Diego, California, United States. The Company uses these offices for sales and marketing purposes.

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

Item 5. Operating and Financial Review and Prospects

Forward-Looking Statements

     Statements in this report, or any document filed by the Company with the different governing authorities, by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reforms Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

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

A. Operating results

Overview

     The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with U.S. GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

     The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2003 (“FY2003”) in comparison with those for the fiscal year ended November 30, 2002 (“FY2002”) and for the fiscal year ended November 30, 2002 in comparison with those for the fiscal year ended November 30, 2001 (“FY2001”). This discussion should be read in conjunction with the Company’s 2003 and 2002 Audited Financial Statements.

     The Company had an unstable operating history until FY2000 making an evaluation of the Company and its prospects complex and challenging. The Company’s prospects must be evaluated keeping in mind the risks, expenses and difficulties encountered by companies seeking to introduce new products into rapidly evolving niche markets with a limited number of competitors, only a few of which are well financed. To address these risks and uncertainties, the Company must, among other things, successfully market its existing products and technologies, complete and introduce products under development in a timely manner, continue to upgrade and commercialize its technologies, attract, retain and motivate qualified personnel, manage rapid growth and establish strategic alliances with large multi-national corporations. There can be no assurance that the Company will successfully address all of these challenges.

     The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services, and fluctuations in materials costs. The Company’s operating results are also affected by, among other factors, price competition, manufacturing effectiveness and efficiency, the ability to manage inventory and capital assets effectively, foreign exchange fluctuations, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor.

     Most of the Company’s sales are in U.S. dollars. In addition, a significant portion of costs are paid in U.S. dollars or in Canadian dollars linked to the exchange rate of the U.S. dollar. These transactions are recorded in the Company’s financial statements in Canadian dollars using the appropriate exchange rates required under U.S. GAAP.

     During the fiscal year 2003, the value of the U.S. dollar decreased relative to the Canadian dollar and the rate of inflation in Canada was lower than the rate in the United States. During the fiscal year 2002, the value of the U.S. dollar decreased relative to the Canadian dollar and the rate of inflation in Canada exceeded the rate in the United States. In the fiscal year 2001, the value of the U.S. dollar increased relative to the Canadian dollar, and the rate of inflation in Canada was lower than the rate in the United States. The annual rate of inflation in Canada in the fiscal year 2002 was 4.40% and decreased to 1.60% in the fiscal year 2003. The Canadian dollar was devalued against the U.S. dollar approximately 2.40% in the fiscal year 2001, increased in value by approximately 0.40% in the fiscal year 2002 and increased in value by approximately 17.15% in the fiscal year 2003. The Company cannot predict whether the change in valuation of the Canadian dollar against the U.S. dollar will or will not exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on the Company.

     The representative dollar exchange rate for converting the Canadian dollar to U.S. dollars, as reported by the Federal Reserve Bank of New York, was $1.2973 Canadian dollars for one U.S. dollar on November 30, 2003. The representative dollar exchange rate for converting the Canadian dollar to U.S. dollars, as reported by the Federal Reserve Bank of New York, was $1.5658 Canadian dollars for one U.S. dollar on November 30, 2002 and 1.5717 Canadian dollars for one U.S. dollar on November 30, 2001. The representative average dollar exchange rate for converting the Canadian dollar to U.S. dollars, as reported by the Federal Reserve Bank of New York, was $1.4156 Canadian dollars for one U.S. dollar for the fiscal year 2003. The representative average dollar exchange rate for converting the Canadian dollar to U.S. dollars, as reported by the Federal Reserve Bank of New York, was $1.5713 Canadian dollars for one U.S. dollar for the fiscal year 2002 and $1.5441 Canadian dollars for one U.S. dollar for the fiscal year 2001.

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

     To Management’s knowledge, there are no known governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders.

     The Company has accumulated losses from continuing operations up to the fiscal year ended November 30, 1999 and as at November 30, 2003, had an accumulated deficit in shareholders’ equity of $14,046,108. In FY2003, the Company recorded $11,520,793 in revenue, driven by contracts executed by the Company during the year with the United States Coast Guard, the Royal Danish Navy and the Canadian Navy. In addition, cash and cash equivalents strengthened to $3,837,555 with positive cash flow from operations for the past four years.

Critical Accounting Policies

     The Company prepares its consolidated financial statements in accordance with U.S. GAAP, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

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

Inventory

     The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

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

Results of Operations — Years ended November 30, 2003 and 2002

     For the fiscal year ended November 30, 2003, the Company had net earnings of $352,016. After adjusting for the dividends on the Class “B” Preference Share Series 1, earnings per share was $(0.02) per share on a basic and diluted basis.

     The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30
	2003	2002
Revenues:
Systems and system components	53.9%	70.3%
Geomatics	30.9%	17.0%
Software	9.0%	7.0%
Other	6.2%	5.7%

	100.0%	100.0%
Cost of sales	44.8%	51.4%

Gross Profit	55.2%	48.6%
Expenses
General and administrative	21.7%	19.0%
Research and development	13.4%	11.0%
Sales and marketing	17.4%	12.8%
Depreciation	2.1%	1.2%
Interest	0.0%	0.0%
Foreign exchange loss (gain)	1.6%	(0.2%)
Technology Partnerships Canada royalty	0.4%	3.4%
Technology Partnerships Canada contribution	(3.3%)	(6.3%)

	53.4%	41.0%

Earnings from operations	1.8%	7.6%
Proceeds on settlement of claim	0.0%	1.6%

Earnings before tax recovery	1.8%	9.2%
Income tax recovery	1.2%	3.1%

Earnings for the year	3.1%	12.3%

Revenues

     The Company’s core revenue stream is derived from four sources: Systems and System Components, Software, Geomatics, and Other which includes System Repairs and Servicing, Training and Consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue.

     Certain systems revenues were recognized using the percentage of completion method, in conformity with the AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. System components revenues were recognized when significant risks and rewards of ownership were transferred, which is generally when the components were delivered. Certain other systems revenues and all software revenues were accounted for following the AICPA SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9. The Company recorded these revenues when persuasive evidence of an “arrangement” (as defined in the AICPA SOP 97-2) existed, the software product had been shipped, there were no significant uncertainties surrounding product acceptance, the fees were fixed and determinable and collection was considered probable. Systems revenues that were not recognized under SOP 81-1 or SOP 97-2 were recognized in accordance with the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”). Geomatics revenues from the sale of products were recognized when significant risks and rewards of ownership were transferred, which was generally when the products were delivered. Certain geomatics services revenues were recognized in the period the services were performed. Certain other geomatics services revenues were recognized using the percentage of completion method, in conformity with the AICPA SOP 81-1. Other revenues were recognized in the period the services were performed.

     The Company may provide post-contract support as part of its software licensing arrangements depending on the specific requirements of each contract. Depending on the nature of the post-contract support, revenue from post-contract support would be recorded in up to three revenue sources: Systems and system components, Software and Other.

     Consolidated revenue for the year was $11,520,793, compared with $13,814,133 for FY2002, a decrease of 17%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During FY2003, the Company continued and expanded its business development initiatives with prospective and existing customers. Some of these activities did not result in closing orders during the year but may yield orders in subsequent fiscal years. The main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defense, Royal Danish Navy and the U.S. Navy. Revenue from these customers accounted for 70% of the consolidated revenue for FY2003 compared to 90% of the consolidated revenue for FY2002.

Segment Results

     Systems — Revenue from the systems segment for FY2003 was $7,927,166, compared to $11,466,668 for FY2002, a decrease of $3,539,502 or 31%. This decrease was largely attributable to the substantial completion in fiscal year 2002 of the Canadian Department of National Defense contract awarded to the Company in FY2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract during FY2003.

     Geomatics — Revenue from the geomatics segment for FY2003 was $3,593,627 compared to $2,347,465 for FY2002, an increase of $1,246,162 or 53%. In FY2003, most of the increased revenue resulted from the Company’s expansion into the land mapping market in the fourth quarter of FY2002, although some increases in revenues stemmed from the existing customer base in the nautical chart market.

     In both operating segments, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.

Gross Profit

     The Company’s gross profit decreased $351,657 to $6,361,725 in FY2003 from $6,713,382 in FY2002. Gross profit percentage increased to 55.2% in FY2003 from 48.2% in FY2002. The gross profit percentage increase was attributable to a major project that included a large proportion of third-party systems at low gross profit margins in FY2002.

General and Administrative Expenses

     General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses, net of interest and other income. G&A decreased $130,374 in FY2003 to $2,498,021 from $2,628,395 in FY2002. As a percentage of revenue, G&A increased to 21.7% in FY2003 from 19.0% in FY2002. The Company continues to protect its Intellectual Property and its ability to conduct its businesses in an unrestricted manner through the appropriate avenues. These activities may result in increased G&A expenses in future periods.

Research and Development Expenses

     Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued to invest in new product development in 2003. The Company believes that in order to maintain its technological capabilities, it must continue to enhance existing products and introduce new high quality products that challenge and redefine the industry standards. As a result, FY2003 spending on R&D increased $31,995 to $1,548,523 or 13.4% of revenue, compared to $1,516,528 or 10.9% of revenue in FY2002. The increased spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS® product and the continuing development of the ECPINS® product.

     Until March 31, 2003, the Company had the ability to claim up to $4,000,177 of TPC’s repayable contribution to help pay for its R&D expenses. During FY2003, the Company incurred costs of $376,880 and claimed the full $376,880. The Company recorded this contribution as a reduction of expenses on its statement of earnings. As of November 30, 2003, the Company had claimed a full amount eligible of $4,000,177 of TPC’s repayable contribution. During FY2003, the Company also paid or accrued royalties to TPC. As of November 30, 2003, the Company had paid $745,911 in royalties and had accrued $574,833 in royalties for payment after November 30, 2003.

Sales and Marketing Expenses

     Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $238,569, or 14%, in FY2003 to $2,000,238 (17.4% of revenue) from $1,761,669 (12.7% of revenue) in FY2002. The increase in expenses was the result of the Company’s increased level of business development activity relating to its expansion efforts into American, European and Australasia markets. These expansion efforts required the Company to hire additional S&M staff to pursue specific opportunities in these regions. The expansion effort targets the military agencies of Canada, NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions. Some of these activities did not result in closing orders during the year but may yield orders in subsequent fiscal years.

Depreciation

     Total depreciation increased slightly to $241,295 from $171,424 in FY2002. The increase reflects the dollar value and mix of fixed assets in the Company for FY2003.

Interest

     Interest expenses decreased to $2,824 from $3,582 in FY2002 because the Company did not utilize its credit facility during FY2003.

Earnings from Operations

     Earnings from operations for FY2003 were $211,917, or 1.8% of revenue, compared to $1,045,732 for FY2002, or 7.6% of revenue. Earnings from operations decreased as the result of the general decrease in business volumes.

Proceeds on Settlement of Claim

     Proceeds from settlement of claim for FY2002 were $221,978. This amount is the gross amount of a settlement of a lawsuit in favor of the Company. Because this claim was settled prior to FY2003, and no other lawsuits were settled in FY2003, there were no such proceeds in FY2003.

Income Taxes

     Based on the information available at the time of the issue of the annual audited financial statements, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $4,502,648 Canadian and $451,030 U.S. non-capital losses carried forward. As a result of this assessment, the Company recognized a future tax asset of $168,807 for the year ended November 30, 2003. In accordance with U.S. GAAP, the Company provided a valuation allowance of $3,758,072 against the total future tax asset as it is not considered more likely than not that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

     Consolidated net earnings for the year were $352,016, or 3.1% of revenue, compared to $1,694,126 for FY2002, or 12.3% of revenue.

Backlog

     Total backlog as at November 30, 2003 was $3.3 million compared to $6.1 million at November 30, 2002. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at November 30, 2003 was at $0.9 million compared to $3.7 million as at November 30, 2002. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at November 30, 2003 was $2.4 million compared to $2.4 million at November 30, 2002. Subsequent to November 30, 2003, the Company booked an additional $4.0 million in firm, fixed, signed orders that will be executed in FY2004 and an additional $14.5 million of option backlog to be executed during and after FY2004.

     The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize, with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued and will continue to pursue major contracts and, as a result, there could be large variations in its total backlog position from one fiscal year to another.

     Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in backlog as no evidence exists that the contracts would be terminated.

Results of Operations – Years ended November 30, 2002 and 2001

     For the fiscal year ended November 30, 2002, the Company had net earnings of $1,694,126, or $0.06 per share on a fully diluted basis.

     The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30
	2002	2001
Revenues:
Systems and system components	70.3%	74.3%
Geomatics	17.0%	13.5%
Software	7.0%	7.8%
Other	5.7%	4.4%

	100.0%	100.0%

Direct Costs	51.4%	42.7%

Gross Profit	48.6%	57.3%

Expenses
General and administrative	19.0%	25.6%
Research and development	11.0%	15.2%
Sales and marketing	12.8%	14.4%
Depreciation	1.2%	2.5%
Interest	0.0%	0.7%
Foreign exchange gain	(0.2%)	(1.1%)
Technology Partnerships Canada royalty	3.4%	5.0%
Technology Partnerships Canada contribution	(6.2%)	(9.7%)

	41.0%	52.6%

Earnings from operations	7.6%	4.7%

Proceeds on settlement of claim	1.6%	0.0%

Earnings before tax recovery	9.2%	4.7%

Income tax recovery	3.1%	2.9%

Earnings for the year	12.3%	7.6%

Revenues

     Consolidated revenue for the year was $13,814,133, compared with $7,909,713 for FY2001, an increase of 75%. In FY2002, the Company increased revenue levels from its FY2001 customer base. The main customers for the Company’s products and services were the US Coast Guard (“USCG”), Canadian Coast Guard (“CCG”), Canadian Department of National Defense (“DND”), Royal Danish Navy (“RDN”) and the US Navy (“USN”). Sales from these markets accounted for 91% of the 2002 consolidated revenue and 90% of the 2001 consolidated revenue.

Segment Results

     Systems - Revenue from the Systems segment for FY2002 was $11,466,668, compared to $6,836,556 for FY2001, an increase of 68%. In FY2002, the existing customer base generated the additional revenues. Revenue from the USCG, the Canadian Coast Guard, the Canadian Department of National Defense, the Royal Danish Navy and the U.S. Navy provided 94% of the segment’s FY2002 revenues.

     Geomatics – Revenue from the Geomatics segment for FY2002 was $2,347,465 compared to $1,073,157 for FY2001, an increase of 119%. In FY2002, most of the increased revenue resulted from the Company’s expansion into the land mapping market, although some increases in revenues stemmed from the existing customer base.

Gross Profit

     The Company’s gross profit increased $2,180,718 to $6,713,382 in FY2002 from $4,532,664 in FY2001. Gross profit percentage decreased to 48.6% in FY2002 from 57.3% in FY2001. This decrease was attributable to a major project that included a large proportion of third-party systems. If the effect of this project were eliminated, the gross profit percentage for FY2002 would have been 55.0%. The FY2002 and FY2001 numbers are different than those provided in the Form 20-F for FY2002 because of a reclassification to conform to the presentation adopted for FY2003.

General and Administrative Expenses

     General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses. G&A increased by $602,090 in FY2002 to $2,628,395 from $2,026,305 in FY2001. The increase is the result of additions to the Company’s management team, the addition of US-based investor relations support and one-time professional fees relating to the Company’s initial SEC registration and legal matters relating to the settlement of lawsuits as disclosed in the annual financial statements. As a percentage of revenue, G&A decreased to 19.0% in FY2002 from 25.6% in FY2001.

Research and Development Expenses

     Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued to invest in new product development in 2002. The Company believes that in order to maintain its technological advantage, it must continue to fine-tune existing products and introduce new high quality products that challenge and redefine the industry standards. As a result, FY2002 spending on R&D increased to $1,516,528 or 11.0% of revenue, compared to $1,206,974 or 15.2% of revenue in FY2001.

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

Sales and Marketing Expenses

     Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $620,010, or 54.3%, in FY2002 to $1,761,669 (12.8% of revenue) from $1,141,659 (14.4% of revenue) in FY2001. The increase in expenses was the result of the Company’s increased level of business development activity relating to its expansion efforts in the United States and into European and Asia-Pacific markets. These expansion efforts required the Company to hire five additional S&M staff. The expansion effort targets the military agencies of Canada’s NATO and other allies to increase the profile of the Company and its products.

Depreciation

     Depreciation decreased slightly to $171,424 from $195,267 in FY2001. The decrease reflects the effect of plant and equipment, and intangible asset additions during FY2002. The FY2002 and FY2001 numbers are different than those provided in the Form 20-F for FY2002 because of a reclassification to conform to the presentation adopted for FY2003.

Interest

     Interest expenses decreased to $3,582 from $55,380 in FY2001 because the Company did not utilize its credit facility during FY2002.

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

Income Taxes

     Based on the information available at the time of the issue of the annual audited financial statements, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $4,855,787 Canadian non-capital losses carried forward. As a result of this assessment, the Company recognized a future tax asset of $426,416 for the year ended November 30, 2002. In accordance with US GAAP, the Company provided a valuation allowance of $2,985,840 against the total future tax asset as it is not considered more likely than not that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

     Consolidated net earnings for the year were $1,694,126, or 12.3% of revenue, compared to $597,739 for FY2001, or 7.6% of revenue.

Backlog

     Order backlog as at November 30, 2002, was $3.7 million compared to $8.4 million one year earlier. The high backlog balance as at November 30, 2001 was the result of two substantially incomplete major contracts, one with the Royal Danish Navy and the other with the Canadian Department of National Defense awarded to the Company in the last half of FY2001. As described with respect to the November 30, 2003 financial statements, the Company included the full value of these contracts in backlog as no evidence exists that the contracts would be terminated.

B. Liquidity and capital resources

Years ended November 30, 2003 and 2002

     The Company concluded the fiscal year with a positive cash position. At November 30, 2003, the Company had current assets of $10,377,836, current liabilities of $2,305,910 and a cash position of $3,837,555. Working capital increased $3,607,303 to $8,071,926 at November 30, 2003 from $4,464,623 a year earlier, primarily through an increase in accounts receivable and a decrease in billings in excess of revenues.

     The Company has credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at November 30, 2003. The Company has issued standby letters of credit totaling US$127,000. The Company has utilized the standby letters of credit to back certain performance obligations with its customers. At November 30, 2003, the Company had outstanding forward exchange contracts in the amount of US$1,343,705. During FY2003, the Company entered into forward exchange contracts totaling US$3,298,705. Forward exchange contracts totaling US$2,305,000 matured during the fiscal year 2003. The Company utilizes its forward exchange contract facility to reduce the level of exposure to currency exchange rate movements.

     Fiscal year ended November 30, 2003 operating cash flow, before changes in non-cash working capital items, was $553,528, compared with $1,587,170 in the fiscal year ended November 30, 2002, a decrease of $1,033,642. The reduction reflected the decreased profitability of the Company for the fiscal year 2003. Changes in non-cash working capital items were a usage of cash of $2,442,756 for FY2003 compared to $357,400 for the previous year. Changes occurred in most non-cash working capital items between the two fiscal years — all within the normal business activities of the Company. The two largest changes in non-cash working capital were to Accounts payable and accrued liabilities and Billing in excess of revenues. Both of these decreases reflect the regular business activities of the Company.

Net cash provided by financing activities amounted to $2,773,899 in FY2003, compared to $568,252 in FY2002. The improvement of $2,205,647 was largely the result of the issue of Class “B” Preference Shares Series 1 Convertible and share purchase warrants.

Cash used in investing activities in FY2003 totaled $291,164, compared with $591,599 in FY2002. The decrease is reflective of the decrease in property, plant and equipment acquisitions.

The net increase in cash and cash equivalents amounted to $593,507 in FY2003, compared with a net cash position increase of $1,206,423 in FY2002.

     The net increase in cash and cash equivalents amounted to $1,206,423 in FY2002, compared with a net cash position increase of $1,275,302 in FY2001.

     The Company believes that cash flow from operating activities, together with cash on hand, borrowings available under its revolving credit facilities and the additional funds provided by the private placement completed in February 2003 (see Item 8.B of this document) will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next twelve months. There can be no assurance that thereafter resources will be adequate and that additional financing will be available to the Company. The Company has not identified any further potential sources of long-term liquidity.

Years ended November 30, 2002 and 2001

     The Company concluded fiscal year 2002 with a strong balance sheet and cash position. At November 30, 2002, the Company had current assets of $8,821,485, current liabilities of $4,356,862 and a cash position of $3,244,048. Working capital increased $1,652,216 to $4,464,623 at November 30, 2002 from $2,813,407 a year earlier. The Company had credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. No borrowings against the operating line were outstanding as at November 30, 2002. The Company issued standby letters of credit totaling US$859,900. The Company utilized the standby letters of credit to back certain performance obligations with its customers. The Company entered into forward exchange contracts in the amount of US$350,000. The Company utilized its forward exchange contract facility to reduce the level of exposure to exchange rate movements between the U.S. dollar and Canadian dollar.

     Fiscal year ended November 30, 2002 operating cash flow, before changes in non-cash working capital items, was $1,587,170, compared with $705,647 in the fiscal year ended November 30, 2001, an increase of $881,523. The improvement reflected the increased profitability of the Company for the fiscal year 2002. Changes in non-cash working capital items were a usage of cash of $357,400 for FY2002 compared to providing cash of $484,172 for the previous year. As described with respect to the November 30, 2003 financial statements, changes occurred in most non-cash working capital items between the two fiscal years - all within the normal business activities of the Company. The two largest changes in non-cash working capital were to Accounts receivable, and Accounts payable and accrued liabilities. Both of these increases reflect the increased business activities of the Company.

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

     The tables below present, for the periods indicated, selected quarterly unaudited financial data of the Company for the fiscal years 2002 and 2003:

	Fiscal Year 2002 (unaudited)
	Q1	Q2	Q3	Q4
Revenue	3,278,877	3,833,229	2,671,754	4,030,273
Gross profit	1,634,275	1,669,263	1,543,950	1,865,894
Above as a percentage of revenue	49.8%	43.5%	57.8%	46.3%
Net income before proceeds on settlement of claim and income tax recovery	203,928	239,053	253,906	348,845
Above as a percentage of revenue	6.2%	6.2%	9.5%	8.7%
Net income	301,918	296,053	566,618	529,537
Above as a percentage of revenue	9.2%	7.7%	21.2%	13.1%
Earnings per share — diluted	0.01	0.01	0.02	0.02

	Fiscal Year 2002 (unaudited)
	Q1	Q2	Q3	Q4
Revenue	3,563,175	2,958,027	2,275,152	2,724,439
Gross profit	1,860,487	1,694,246	1,176,210	1,630,782
Above as a percentage of revenue	52.2%	57.3%	51.7%	59.9%
Net income before proceeds on settlement of claim and income tax recovery	239,910	143,824	(347,135)	175,318
Above as a percentage of revenue	6.7%	4.9%	(15.3)	6.4%
Net income	239,910	143,824	(347,135)	315,417
Above as a percentage of revenue	6.7%	4.9%	(15.3%)	11.6%
Earnings per share — diluted	0.01	0.01	(0.01)	0.01

     The timing and duration of major contracts awarded to the Company largely dictate trends in the Company’s revenue stream. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings. Major contracts that were awarded to the Company during and prior to this two year period were with the Danish Navy in the third quarter of FY2001, the Canadian Navy at the end of the fourth quarter of 2001 and the U.S. Coast Guard during the third quarter of FY2002. The duration of the Danish Navy contract extends into FY2003 and impacted the Company’s revenues until then. The terms of the Canadian Navy contract required that delivery of the ECPINS® systems be substantially complete by the second quarter of FY2002 and final completion by the second quarter of FY2003. The U.S. Coast Guard contract required completion during the second quarter of FY2003. These contracts were appended to the Company’s Form 20-F Initial Registration and Form 20-F Initial Registration — Amendment No. 1. Subsequent to FY2003, two additional major contracts were awarded to the Company. In the first quarter of fiscal 2004, the Company signed a contract with Lockheed Martin UK Limited – Integrated Systems for the supply and delivery of vessel licenses, support and maintenance to the Royal Navy of the United Kingdom for ECPINS® software. In the second quarter of fiscal 2004, the Company signed a contract with Nautronix Ltd. for the supply and delivery of vessel licenses, systems hardware, and warranty services to the Royal Australian Navy for ECPINS® systems.

     The relative mix of value added products and services, and fluctuations in materials costs in the contracts that have been awarded to the Company during the fiscal years 2002 and 2003 affect the net income before proceeds on settlement of claim and income tax recovery, and net income of the Company. Contracts that include a large proportion of third-party systems or software will provide a lower return to the Company as, generally, these costs are flowed through to the customer with little to no markup by the Company. On the other hand, contracts for ECPINS® software or systems contracts that have a large software component provide a high return to the Company as the costs associated with this type of contract are relatively minor.

     Another trend that affects the profitability of the Company is the lengthy sales cycle required to establish new customers in the Systems line of business. In some cases, the sales effort to win a contract with a new customer can be as long as three years. This results in the Company incurring sales and marketing costs in the current fiscal year that will generate sales two or three years in the future. Starting in FY2001 and continuing in FY2002 and FY2003, the Company has increased its sales and marketing spending to expand its market in Asia-Pacific and Europe. Two results from this increased spending were contracts awarded to the Company in the early part of the fiscal year 2004, contracts for the delivery of ECPINS® software to the Royal Australian Navy and the Royal Navy of the United Kingdom. Further results from this increased spending will likely be additional contracts from new customers obtained during FY2004 and in future fiscal years.

E. Off-balance sheet arrangements.

Derivatives

     In order to reduce the potential negative effects of a fluctuating Canadian dollar, the company has entered into forward foreign exchange contracts in the current year to stabilize anticipated future net cash inflows denominated in U.S. dollars. During FY2003, the Company entered into forward exchange contracts totaling US$3,298,705. Forward exchange contracts totaling US$2,305,000 matured during the fiscal year 2003.

     At November 30, 2003, the Company had outstanding forward exchange contracts in the amount of US$1,343,705. These forward foreign exchange contracts mature between March and May 2004 with an exchange rate ranging between $1.3047 to $1.4029 for US$1. The fair value of these derivative instruments at November 30, 2003 is a liability of $82,097. The Company plans to continue to utilizes forward exchange contracts to reduce the level of exposure to currency exchange rate movements.

F. Tabular disclosure of contractual obligations.

     The table below presents, for the periods indicated, the Company’s contractual obligations at November 30, 2003:

	Payments due by period
	Total	Less than	1 to 3	3 to 5	More than
		1 year	years	years	5 years
Long-term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$997,312	$274,828	$538,886	$183,598	—
Purchase Obligations	—	—	—	—	—
Other Long-term Liabilities	$187,384	$187,384	—	—	—

Total	$1,184,696	$462,212	$538,886	$183,598	—

There are no contractual provisions related to these obligations that create an additional obligation, increase or accelerate the payment of the obligations or otherwise affect the timing of amount of the Company’s obligations.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

     The following are the directors and officers of the Company, their residence, their principal business activities within and outside the Company within the past five years, and the periods during which each has served in such capacity.

Name and	Principal Occupation	Director	Number and Percentage
Office Held	For Past Five Years	Since	of Securities Owned or
Controlled by Directors
and Officers at February
28/04

RAYMOND JOHNSTON	12/99 to present: President, of	11/14/00	34,000 common shares
Director,	Chamber of Maritime Commerce	(and from	0.13% of common shares
Chairman,		12/94 to
Montréal, Québec, Canada	5/92 to 6/99: CEO, Canada	9/98)
Steamship Lines

JOHN A. JACOBSON	3/98 to present: President & Chief	3/19/98	415,000 common shares
Director	Executive Officer of the Company		1.55% of common shares
President & Chief Executive Officer, Vancouver, British Columbia, Canada

TONY PEZZOTTI	Previous Co-owner of PSL Steel Ltd.,	4/26/90	553,733 common shares
Director	Independent Businessman		2.06% of common shares
Burnaby, British Columbia, Canada

HELMUT F. LOBMEIER	Previous Co-owner PSL Steel Ltd.,	4/26/90	731,951 common shares
Director	Independent Businessman		2.73% of common shares
Maple Ridge, British Columbia, Canada

Name and	Principal Occupation	Director	Number and Percentage
Office Held	For Past Five Years	Since	of Securities Owned or
Controlled by Directors
and Officers at February
28/04

CAPT. WALTER P. PURIO	2000 to present: Independent Marine	1/4/99	155,000 common shares
Director	Consultant		0.58% of common shares
Houston, Texas, United States
1993 to 2000: President P and H
Marine Associates, Inc.

1985 to present: Shipmaster-
Oceans, General Dynamics,
American Overseas Marine
Corporation

BRIAN E. WALSH (*)	1997 to present: Co-Founder of and	12/18/01	332,500 common shares
Director	Fund Manager with Qvan Capital		1.24% of common shares
Rye, New York, United States	(formerly Veritas Capital
Management)

PETER W. ROBERTS	02/99 to 03/04: Chief Financial Officer	9/16/03	0 common shares
Director	and Secretary of Sierra Wireless, Inc.		0.00% of common shares
West Vancouver, British Columbia, Canada

ANDREW A. CARNIEL	7/99 to present: Vice President,	N/A	176,500 common shares
Corporate Secretary/	Business Development, OSL, and		0.66% of common shares
Vice President Business Development	Corporate Secretary OSIL
Coquitlam, British Columbia, Canada	5/98 to 5/01: Director of Operations,
OSL

KENNETH KIRKPATRICK	5/01 to present: Vice President,	N/A	67,500 common shares
Vice President Operations	Operations		0.25% of common shares
Richmond, British Columbia,
Canada	12/97 to 5/01: Vice President & Chief
Operating Officer, Triathlon Ltd.
subsidiary of MacDonald Dettwiler &
Associates

JOHN T. SENTJENS	8/01 to present: Corporate Controller	N/A	14,000 common shares
Corporate Controller			0.05% of common shares
Vancouver, British Columbia,	11/99 to 8/01: Controller, Triathlon
Canada	Ltd. subsidiary of MacDonald
Dettwiler & Associates Ltd.

4/98 to 11/99: Controller, Fulcrum
Technologies, a subsidiary of PC-
Docs Group

(*) Brian E. Walsh did not to stand for re-election to the Company’s Board of Directors at the Annual General Meeting of the Shareholders held April 22, 2004 and is no longer a member of the Board of Directors.

The directors and officers of the Company do not own any Class “A” Preference Shares Series A Convertible or Class “B” Preference Shares Series 1 Convertible.

B. Compensation.

     Pursuant to the 1994, 1996, and 1998 Option Plan, the Directors receive an annual entitlement for FY2003 of 90,000 Common Share options for each Director and 112,500 Common Shares options for the Chairman of the Board. For FY2003, each Canadian Director is entitled to $1,500 and each U.S. Director is entitled to US$1,500 for each Board meeting attended in person. Also, each Canadian Director is entitled to $1,000 and each U.S. Director is entitled to US$1,000 for each Board meeting attended by means of telephone conference. In addition, the Chairman of the Board was paid an annual retainer of $12,000 for FY2003.

Listing of Directors Geographically
Canadian Directors	Raymond W. Johnston (Chairman)

John A. Jacobson

Tony Pezzotti

Helmut F. Lobmeier

Peter W. Roberts

U.S. Directors	Capt. Walter P. Purio

Brian E. Walsh

     The table below presents, for the years indicated, the total compensation accrued or paid to senior management:

		Annual Compensation
Name	Year	Salary	Bonus	Other Annual
		($)	($)	Compensation
				($)

John A. Jacobson	2003	179,135	0	15,231
President & C.E.O.	2002	172,115	70,000	0
	2001	160,000	40,000	0

Andrew Carniel	2003	129,135	0	0
V.P. Business	2002	122,115	35,000	0
Development	2001	120,000	25,000	0

Kenneth Kirkpatrick	2003	129,135	0	15,000
V.P. Operations	2002	124,038	35,000	0
	2001	*70,000	15,000	0

     The amount and timing of management bonuses are at the discretion of the Board of Directors. No pension, retirement or similar benefits are given to senior management, or officers of the Company. John Jacobson, however, has an employment contract with the Company regarding his employment as President and Chief Executive Officer.

     The following tables present the Common Share options granted to Directors and Officers for the fiscal year December 1, 2002 to November 30, 2003

DIRECTOR’S NAME	Common Share	Exercise	Vesting	Expiry
	Options	Price	Date	Date
	Granted
	2003
Raymond W. Johnston — Chairman and Director	112,500	$1.01	Dec 13, 2002	Nov 30, 2005

John A. Jacobson — President & CEO, and Director	30,000	$1.01	Dec 13, 2002	Nov 30, 2005
	30,000	$1.01	Dec 13, 2003	Nov 30, 2005
	30,000	$1.01	Nov 30, 2004	Nov 30, 2005

Tony Pezzotti — Director	90,000	$1.01	Dec 13, 2002	Nov 30, 2005

Helmut F. Lobmeier — Director	90,000	$1.01	Dec 13, 2002	Nov 30, 2005

Peter W. Roberts — Director	35,000	$1.03	Sept 11, 2003	Sept 11, 2006

Capt. Walter P. Purio — Director	90,000	$1.01	Dec 13, 2002	Nov 30, 2005

Brian E. Walsh — Director (*)	90,000	$1.01	Dec 13, 2002	Nov 30, 2005

(*) Brian E. Walsh did not to stand for re-election to the Company’s Board of Directors at the Annual General Meeting of the Shareholders held April 22, 2004 and is no longer a member of the Board of Directors.

OFFICER’S NAME	Common Share	Exercise	Vesting	Expiry
	Options	Price	Date	Date
	Granted
	2003
Andrew Carniel, Vice President Business	22,500	$1.01	Dec 13, 2002	Nov 30, 2005
Development and Corporate Secretary	22,500	$1.01	Dec 13, 2003	Nov 30, 2005
	22,500	$1.01	Nov 30, 2004	Nov 30, 2005

Kenneth Kirkpatrick, Vice President Operations	22,500	$1.01	Dec 13, 2002	Nov 30, 2005
	22,500	$1.01	Dec 13, 2003	Nov 30, 2005
	22,500	$1.01	Nov 30, 2004	Nov 30, 2005

John Sentjens, Controller	9,000	$1.01	Dec 13, 2002	Nov 30, 2005
	9,000	$1.01	Dec 13, 2003	Nov 30, 2005
	9,000	$1.01	Nov 30, 2004	Nov 30, 2005

C. Board practices

     Directors are elected annually to the Board at the Annual General Meeting of the Company. No Director has a service contract with the Company or its subsidiaries. As of April 30, 2004, the directors on the Board and the period during which they have served on the Board are as follows:

Name	Period Served
Raymond Johnston (Chairman)	since November 2000
John A. Jacobson	since March 1998
Tony Pezzotti	since April 1990
Helmut F. Lobmeier	since April 1990
Walter P. Purio	since January 1999
Peter W. Roberts	since September 2003

     All Directors’ will hold office until the next Annual General Meeting of the Shareholders of the Company.

     No director has a service contract with the Company or its subsidiaries. John Jacobson, however, does have an employment contract with the Company regarding his employment as President and Chief Executive Officer.

Duties and Obligations of the Board of Directors

The Company’s Board of Directors and senior management considers good corporate governance to be central to the effective, efficient and prudent operation of the Company. One key element of sound corporate governance emphasized by the Company is having a Board of Directors, which is relatively independent of management. The Toronto Stock Exchange Guidelines describe an “unrelated director” as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship that could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management. To that end, as at November 30, 2003, six of the Company’s seven directors are outside directors, while only one member of management (being John Jacobson, the President and CEO), serves on the Board. After the Annual General Meeting held April 22, 2004, the Board of Directors was composed of six directors, five of the Company’s six directors are outside directors, while only one member of management (being John Jacobson, the President and CEO), serves on the Board. The separation of the position of Chairman from the position of President and Chief Executive Officer further ensures that the Board maintains its independence from management. The Company’s approach to corporate governance is described below. This approach is documented in the Company’s corporate policy handbook.

The general duty of the Board of Directors of the Company is to oversee the management of the business and affairs of the Company. In particular, the Board of Directors is responsible for the following matters:

(a)	adopting a strategic planning process for the Company which establishes the Company’s long-term goals and strategies, and monitoring the success of the Company’s management in achieving those goals and implementing the strategy;
(b)	identifying the principal risks with respect to all aspects of the Company’s business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term viability of the Company, and achieving a proper balance between the risks incurred and the potential return to the Company’s members;
(c)	engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of the Chief Executive Officer of the Company against mutually established objectives; and
(d)	ensuring that the Company has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting the operations of the Company to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

Committees of the Board of Directors

The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Executive Committee. Each of the committees has specific authority to retain external advisors, as appropriate (at the expense of the Company), upon notice to the Chairman of the Board.

Audit Committee

The members of the Company’s Audit Committee as at November 30, 2003 were Helmut Lobmeier (Chairman), Tony Pezzotti, Walter Purio, and Peter Roberts, all of whom are unrelated directors. Subsequent to the Annual General Meeting of April 22, 2004, the members of the Company’s Audit Committee are Peter Roberts (Chairman), Helmut Lobmeier and Walter Purio.

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

Compensation Committee

The members of the Company’s Compensation Committee as at November 30, 2003 were Tony Pezzotti (Chairman), Walter P. Purio and Brian E. Walsh, all of whom are unrelated directors. Subsequent to the Annual General Meeting of April 22, 2004, the members of the Company’s Compensation Committee are Helmut Lobmeier (Chairman), Walter Purio and Raymond Johnston.

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

D. Employees

At March 31, 2004, there were a total of 15 employees working for OSI Geomatics Ltd. and 50 working for Offshore Systems Ltd. The Company has no labor unions and no temporary staff.

The following table presents the geographic distribution of the Company’s employees for the past three years:

	Canada	U.S.	Denmark	Total

November 30, 2003	56	—	1	57

November 30, 2002	62	1	1	64

November 30, 2001	51	1	—	50

E. Share ownership.

     Information as to share and option information for directors and officers are discussed above in “Item 6. A. Directors and Senior Management” and in “Item 6. B. Compensation. Stock options are granted to the Company’s key employees at the discretion of the Board of Directors.

     On April 22, 2004, the Company granted 463,000 stock options to directors and selected employees of the Company. These stock options were granted at a price of $1.13 per stock option.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth, as of April 30, 2004, each person known to the Company to beneficially own more than 5% of the Company’s Common Shares or more than 5% of the Company’s Class “A” Preference Shares Series A Convertible, or more than 5% of the Company’s Class “B” Preference Shares Series 1 Convertible. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of April 30, 2004 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person. The amounts and percentages are based upon 27,071,679 Common Shares, 30,262 Class “A” Preference Shares Series A Convertible and 57,711 Class “B” Preference Shares Series 1 Convertible outstanding as of April 30,2004.

Title of Class of Securities	Name of Shareholders	Number of	Percentage of
		Shares	Class
		Beneficially	Beneficially
		Owned	Owned

Common	None	None	None

Class “A” Preference Series A Convertible	John Visnapu	16,376	54.1%

Class “A” Preference Series A Convertible	G.A. Lachapelle	3,275	10.8%

Class “A” Preference Series A Convertible	Dennis Kong	3,275	10.8%

Class “A” Preference Series A Convertible	Daniel Jacobson*	3,275	10.8%

Class “B” Preference Series 1 Convertible	SDS Merchant Fund, LP	14,840	25.7%

Class “B” Preference Series 1 Convertible	DMG Legacy Institutional Fund LLC	19,935	34.5%

Class “B” Preference Series 1 Convertible	DMG Legacy International Ltd.	20,792	36.0%

*	- unrelated to John Jacobson, President and CEO of the Company.

     The Company is neither directly nor indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally and jointly. There are no arrangements known to the Company, which may result in a change of control of the Company.

     The shareholders of the Class “A” Preference Shares Series A Convertible listed above became the beneficial owners of those shares during the fiscal year 1990. The shareholders of the Class “B” Preference Shares Series 1 became the beneficial owners of those shares during FY2003. The Company’s major shareholders do not have different voting rights than any other shareholder. As of April 30, 2004, 1,383,512 Common Shares, or 5.1% of the outstanding Common Shares, and 57,711 Class “B” Preference Shares Series 1, or 100% of the outstanding Class “B” Preference Shares Series 1, are held by 22 U.S. shareholders. No Class “A” Preference Shares Series A Convertible are held by U.S. shareholders.

B. Related party transactions.

     There have been no related party transactions since the beginning of FY2003.

     The Company’s policy for transactions with affiliates is that they must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     In the case of transactions involving a director, any of the Company’s directors who, in any way, whether directly or indirectly, has an interest in a proposed contract or transaction with the Company, must disclose the nature and extent of such interest to the Company’s Board and must abstain from voting on whether to approve the proposed contract or transaction. If such director fails to obtain such Board Approval, he or she must account to the Company for any profit made as a consequence of the Company entering into the contract or transaction, unless the contract was fair and reasonable to the Company at the time it was entered into, and unless after full disclosure of the nature and extent of his or her interest, the contract or transaction is approved by the Company’s shareholders by a resolution passed by a majority of not less than

75% of the votes cast at a duly convened shareholders’ meeting. In addition, if a Company director and officer holds any office or possesses any property whereby, whether directly or indirectly, he or she may have duties or interests that conflict with his or her duties or interests as a director or officer, such director or officer must disclose that fact and the nature and extent of the conflict. In the case of a director, this disclosure must be made at a Board meeting. In the case of transactions involving an officer, the disclosure must be made in writing to the Company’s President. Since the Company’s President is required by law to be a director, his or her disclosure must be made at a Board meeting.

C. Interests of experts and counsel.

     Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information.

     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

     In the fiscal year 2003, the Company’s export revenues totaled $11,487,618, — 98% of the total revenue of $11,520,793. In the fiscal year 2002, the Company’s export revenues totaled $10,553,270, — 76% of the total revenue of $13,814,133. In the fiscal year 2001, the Company’s export revenues totaled $5,154,560, — 65% of the total revenue of $7,909,713.

     The Company has neither declared nor paid dividends on any of its outstanding Common Shares or Class “A” Preference Shares Series A Convertible, and does not intend to do so in the foreseeable future. The Company has declared and paid dividends on the outstanding Class “B” Preference Shares Series 1 Convertible in accordance with the rights attached to those shares and will continue to declare and pay dividends in accordance with those rights. With the exception of the Class “B” Preference Shares Series 1 Convertible dividends, the Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay additional dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

     During the fiscal year 2002, the Company settled a lawsuit against the following defendants: Yokogawa Denshikiki, a Japanese corporation, AG Marine, Inc., a U.S. corporation, and Devon Liles and Janet Liles, both U.S. citizens. The Company’s legal claim was based on the wrongful termination of a product distribution agreement. This suit was settled in favor of the Company and the proceeds have been recorded in the Company’s 2002 financial statements.

     The Company currently has one legal suit pending.

•	The Company and three employees became the objects of a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to the use of confidential information and breach of fiduciary duty. The Company believes the suit poses limited financial risk. The Company’s current Vice President of operations and the Corporate Controller were officers of Triathlon Ltd. prior to their employment with the Company. This suit remains unresolved.

•	During FY2003, the Company withdrew its claim against IIC Technologies Inc. (IIC), a U.S. subsidiary of the Indian company, IIC Technologies Private Limited and two former employees of the Company. The suit had claimed that IIC and the two former employees engaged in intentional interference with contractual relations with a venture partner. IIC did not file any counter claims. The Company believes this suit does not pose financial risk to the Company.

B. Significant changes.

     In January 2004, the Company announced that its Navigation Systems unit has been selected for a major fleet-wide contract with the Royal Navy. The Company, as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd., will begin to deliver ECPINS® software to the Royal Navy fleet in mid-2004. The initial purchases total approximately $3 million. The total contract value to the Company, including long-term support, options for auxiliary licenses and software development is approximately $17.5 million.

     In March 2004, the Company announced that its teaming partner, Nautronix Ltd., has signed the final prime contract to supply the Royal Australian Navy with a fleet installation of the Company’s ECPINS® electronic chart navigation systems. The total contract value to the Company, including options for additional systems, is approximately $8 million.

     In April 2004, Technology Partnerships Canada (TPC), an agency of Industry Canada, announced that it will be making a strategic investment in the Company of $3.76 million as part of a research and development initiative dedicated to improving geographical display capabilities in defense and navigation systems.

Item 9. The Offer and Listing

A. Offer and listing details.

     The issued and outstanding Common Shares of the Company (26,807,475 shares as of November 30, 2003) are listed and posted for trading on The TSX and OTCBB under the trading symbols TSX: “OSI” and OTCBB: “OFSYF”. The Company’s Common Shares are registered shares.

     The following is a summary of the trading history (in Canadian dollars) of the Common Shares of the Company on the Toronto Stock Exchange and the Over The Counter Bulletin Board for:

•	the annual high and low market prices for the five most recent full financial years;
•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
•	the high and low monthly market prices for the most recent six months.

	Price per share
	TSX (in CAN$)		OTCBB (in US$)
	High	Low	High	Low
Year
Fiscal year ended November 30, 1999(*)	$0.65	$0.25	—	—
Fiscal year ended November 30, 2000(*)	$1.84	$0.39	—	—
Fiscal year ended November 30, 2001(*)	$1.25	$0.36	—	—
Fiscal year ended November 30, 2002(**)	$1.95	$0.90	$0.80	$0.60
Fiscal year ended November 30, 2003	$1.35	$0.76	$0.95	$0.60

	Price per share
	TSX (in CAN$)		OTCBB (in US$)
	High	Low	High	Low
Quarter
Year Ending November 30, 2002
First Quarter(*)	$1.65	$1.10	—	—
Second Quarter(*)	$1.53	$1.14	—	—
Third Quarter(*)	$1.95	$0.99	—	—
Fourth Quarter(**)	$1.45	$0.90	$0.80	$0.60

Year Ending November 30, 2003
First Quarter	$1.22	$0.98	$0.84	$0.65
Second Quarter	$1.24	$1.03	$0.95	$0.60
Third Quarter	$1.35	$1.03	$0.90	$0.70
Fourth Quarter	$1.14	$0.76	$0.77	$0.62

Year Ending November 30, 2004
First Quarter	$1.50	$0.91	$1.30	$0.74

Most Recent Six Months
November 2003	$1.09	$0.83	$0.77	$0.67
December 2003	$1.05	$0.91	$0.80	$0.74
January 2004	$1.50	$1.03	$1.30	$0.80
February 2004	$1.42	$1.09	$1.12	$0.86
March 2004	$1.42	$1.15	$1.09	$0.93
April 2004	$1.34	$1.02	$1.07	$0.81
*	- information not available
**	- information available for October and November 2002 only

B. Plan of distribution.

     Not applicable.

C. Markets.

     The Company’s Common Shares are quoted for trading on the OTCBB exchange under the symbol “OFSYF” and listed in Canada on the TSX under the symbol “OSI.”

D. Selling shareholders.

     Not applicable.

E. Dilution.

     Not applicable.

F. Expenses of the issue.

     Not applicable.

Item 10. Additional Information

A. Share capital.

     Not applicable.

B. Memorandum and articles of association.

     The information called for under this item has not changed in the past year and has been previously reported. This information is incorporated by reference to the Company’s Form 20-F — Annual Report for the fiscal year ended November 30, 2002.

C. Material Contracts.

     The Company has entered into five material contracts in the ordinary course of business during the two years preceding publication of this annual report.

     On August 20, 2001, the Company, through its subsidiary OSL, entered into a contract with Naval Materiel Command (NMC), Denmark for the supply, installation and testing of Electronic Chart Display and Information Systems (ECDIS), Automatic Radar Plotting Aids (ARPA), Navigation Computers (NC) and Voyage Data Recorders (VDR) to the Royal Danish Navy. The total contract price is US$2,975,681. The contract contains a termination for convenience clause (Clause 16.1), that allows NMC to terminate the contract, in whole or in part, at any time by giving the Company 30 days’ written notice. As of February 28, 2004, the Company had completed 100% of the contract and final payments to the Company will be made in FY2004 . As of May 14, 2004, no evidence exists that NMC has any intentions of terminating this contract.

     On November 29, 2001, the Company, through its subsidiary OSL, entered into a contract with Public Works and Government Services Canada (PWGSC) for the supply and delivery of Shipboard Integrated Navigation and Display Systems (SHINNADS) Upgrade for the Canadian Department of Defense. The total contract price will be between $4,243,266 and $4,538,266. The contract is subject to the General Condition document DSS-MAS 9601 dated May 12, 2000, which contains a termination for convenience clause (Clause 9601 27), that allows PWGSC to terminate the contract, in whole or in part, at any time by giving the Company written notice. As of February 28, 2004, the Company had completed 99% of the contract. The remainder of the contract will be completed in FY2004. As of May 14, 2004, no evidence exists that PWGSC has any intentions of terminating this contract.

     On June 14, 2002, the Company, through its subsidiary OSL, entered into a contract with the United States Coast Guard for the supply and delivery of vessel licenses for ECPINS®-M software and VME to PC hardware upgrade kits. The total contract price is US$1,353,574. The contract requires that the supply and delivery of vessel licenses for ECPINS®-M software be within 60 days of receipt of order with final acceptance by the USCG in March 2003 and the supply and delivery of the VME to PC hardware upgrade kits be within 60 days of receipt of order.

     Copies of these contracts are included in Item 19 — Exhibits of the Company’s Form 20-F — Initial Registration and Form 20-F/A — Initial Registration — Amendment No. 1.

     On February 29, 2004, the Company, through its subsidiary OSL, entered into a contract with Lockheed Martin UK Limited — Integrated Systems for the supply and delivery of vessel licenses to the Royal Navy of the United Kingdom for ECPINS® software. The total contract price will be between $8,133,704 and $17,145,919. The contract obligates the Company to provide the supply and delivery of vessel licenses for ECPINS® software between February 29, 2004 and December 17, 2033 and support services for a 30-year period. The contract contains classified information and the United Kingdom Government has determined that any loss, misuse, or unauthorized access, disclosure or modification could adversely affect national security of the United Kingdom. In the U.S., this contract must be safeguarded in accordance with Department of Defense National Industrial Security Program Operating Manual (NISPOM), DoD 5220.22-M dated January 1995 and, therefore, a copy of this contract cannot be disclosed with this Form 20-F — Annual Report.

     On March 18, 2004, the Company, through its subsidiary OSL, entered into a contract with Nautronix Ltd. for the supply and delivery of ECPINS® software, hardware, training and warranty services to the Royal Australian Navy. The total contract price will be between AUD$4,450,000 and AUD$7,950,000. The contract obligates the Company to provide the supply and delivery of a Defense Enterprise Wide License for ECPINS® software, specialized hardware and training between March 18, 2004 and March 4, 2019 and warranty services for a 15-year period. A copy of this contract is included in Item 19 — Exhibits of this Form 20-F — Annual Report.

     The Company has entered into one material contract other than in the ordinary course of business immediately prior to the two years preceding this annual report. The Shareholder Rights Plan Agreement, dated April 19, 2001, between the Company and Computershare Trust Company of Canada established the Company’s Rights Plan. This information has been previously reported and is incorporated by reference to the Company’s Form 20-F — Annual Report for the fiscal year ended November 30, 2002 under Item 10 — Additional Information.

D. Exchange controls.

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Taxation” below.

E. Taxation.

     The following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares is provided by the Company. This summary does not address all possible tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S Holder of Common Shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

U.S. Holder of Common Shares

     References to a “U.S. Holder of Common Shares” in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

•	for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the “Treaty”) are residents of the U.S and have never been residents of Canada;
•	for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) are U.S. persons;
•	deal at arm’s length with the Company;
•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;
•	do not and will not hold the Common Shares in carrying on a business in Canada;
•	will not perform independent personal services from a fixed base situated in Canada; and
•	are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

     The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Common Shares of the Company is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (the “Regulations”);
•	published proposals to amend the ITA and the Regulations;
•	published administrative positions and practices of the Canada Revenue Agency (the “CRA”);
•	the Code;
•	Treasury Regulations;
•	published Internal Revenue Service (“IRS”) rulings;
•	published administrative positions of the IRS;
•	published jurisprudence that is considered applicable; and
•	the Treaty

     All of the foregoing are subject to material or adverse change, on a prospective or retroactive basis, at any time. The tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S are not considered in this summary.

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

Canadian Federal Income Tax Consequences

Disposition of Common Shares

     A U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property”. Such Common Shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of the Company’s issued shares of any class were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If the Company’s shares are “taxable Canadian property” to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

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

    Disposition of Common Shares

     On a disposition of Common Shares a U.S. Holder of Common Shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of Common Share’s adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. However, a gain realized on the disposition of Common Shares may be treated as ordinary income if the Company was a “collapsible corporation” within the meaning of the Code. The gain or loss will generally be a U.S. source gain or loss.

   Dividend Distributions on Shares of the Company

     Dividend distributions (including constructive dividends) paid by the Company will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Company’s current or accumulated earnings and profits (“E&P”) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Even if such payment is in fact not converted to U.S. dollars the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions paid by the Company on the Common Shares exceed the Company’s current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

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

Controlled Foreign Corporation Rules

     Generally, if more than 50% of the voting power or total value of all classes of the Company’s shares is owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Company’s shares, the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Company’s “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Company’s E&P attributable to the shares sold or exchanged.

F. Dividends and paying agents.

     Not applicable.

G. Statement by experts.

     Not applicable.

H. Documents on display.

     You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

     The Company will provide, without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 107 — 930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4.

I. Subsidiary information.

     For more information on the Company’s subsidiaries, see “Item 4. Information on the Company—Organizational structure” and refer to exhibit 8.1 to this annual report.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

     The information below about the foreign exchange and interest rate sensitivity constitutes a “forward looking statement.” The Company’s foreign exchange rate and interest exposure is due to the changing exchange rate between the Canadian and United States dollar and fluctuations in interest rates in Canada.

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

     As at November 30, 2003, the Company estimates that a CAN $0.01 decrease in the value of the Canadian dollar relative to the United States dollar would have an annualized impact of reducing earnings from operations before taxes approximately $42,000. See “Item 3.D. Key Information — Risk Factors” for further explanation of the impact of inflation and the fluctuation of currencies.

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

     The Company is exposed to interest rate risk relating to any debt pursuant to a revolving credit facility. The Company does not currently draw on this facility and does not expect to draw on this facility. The Company is also exposed to interest rate risk relating to cash balances. The Company’s policy is to deposit surplus cash in treasury accounts at a major Canadian chartered bank. These accounts earn interest at rates applicable for 30-day treasury bills.

     The Company does not otherwise believe the disclosure required by Item 11 of this annual report to be material to the Company.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

Part II

Item 13. Defaults, Dividends Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     The Company has not materially modified the instruments defining the rights of the holders of any of its securities. The Company has not withdrawn or substituted a material amount of the assets securing any class of its securities. The trustees or paying agents for the Company’s securities have not changed during the last financial year.

Item 15. Controls And Procedures

     The Company’s President and Chief Executive Officer, and Corporate Controller, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

     The integrity of financial process is the responsibility of the Company’s management. Management maintains systems of internal control designed to provide assurance that transactions as authorized, assets are safeguarded and reliable financial information is produced.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Company’s President and Chief Executive Officer, and Corporate Controller completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

Item 16. [Reserved]

     Not applicable.

Item 16A. Audit committee financial expert

     All of the members of the Audit Committee are financially literate and the Company’s Board of Directors has determined that Peter W. Roberts, Chairman of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B. Code of ethics

     The Company has adopted a Code of Ethics that applies to its chief executive officer, president, chief financial officer, controller and persons performing similar functions regardless of their titles. It also applies to persons listed in this annual report who hold those offices in any of the Company’s subsidiaries, or are persons performing similar functions. The Company’s Code of Ethics is attached as Exhibit 11.1 to this annual report. The Company’s Code of Ethics has also been posted on the Company’s website: www.osil.com.

The Company also undertakes in this Form 20-F Annual Report filed with the Commission to provide to any person without charge, upon request, a copy of its Code of Ethics. Any such request may be made by contacting the Company at the address or telephone number shown in Item 4 of this Form 20-F.

Item 16C. Principal Accountant Fees and Services

     Ernst & Young LLP was recommended for appointment as the Company’s independent auditor for the fiscal year ended November 30, 2003 by the Audit Committee and the Board of Directors in February 2003 and appointed the Company’s independent auditor by the shareholders of the Company at the Company’s Annual General Meeting of April 17, 2003. PricewaterhouseCoopers LLP acted as the Company’s independent auditor for the fiscal years ended November 30, 2002 and 2001.

The chart below sets forth the total amount billed the Company by the Company’s independent auditors for services performed in the years 2003 and 2002, and breaks down these amounts by category of service:

	Years ended November 30
	2003	2002
	$	$
Audit Fees	102,195	198,994
Audit-Related Fees	9,822	12,625
Tax Fees	30,523	60,214
All Other Fees	23,815	56,370

Total	166,355	328,203

“Audit Fees” are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by the Company’s independent auditor for tax compliance, tax advice on actual or contemplated transactions.

The Company has introduced procedures for the review and pre-approval of any services performed by Ernst & Young LLP. The procedures require that all proposed engagements of Ernst & Young LLP for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

During 2003, the audit committee approved 100% of the audit and tax services and related fees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable at the time of filing this Form 20-F. The Company will be subject to the disclosure requirements of this section commencing its fiscal year ended November 30, 2005.

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

     Not applicable at the time of filing this Form 20-F. The Company will be subject to the disclosure requirements of this section commencing its fiscal year ended November 30, 2005.

Part III

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

F1	Independent Auditors’ Report — November 30, 2003

F2	Consolidated Balance Sheets as of November 30, 2003 and 2002

F3	Consolidated Statements of Earnings & Deficit for the years ended November 30, 2003, 2002 and 2001

F4	Consolidated Statements of Shareholders’ Equity for the years ended November 30, 2003, 2002 and 2001

F5	Consolidated Statements of Cash Flow for the years ended November 30, 2003, 2002 and 2001

F6	Notes to the Consolidated Financial Statements — November 30, 2003, 2002 and 2001

Item 19. Exhibits

Exhibit Number	Description
1.1*	Memorandum of Association of Offshore Systems International Ltd.

1.2*	By-Laws of Offshore Systems International Ltd.

4.1*	Contract — No. X0132 between Naval Materiel Command, Denmark and Offshore Systems Ltd. dated August 20, 2001.

4.2**	Contract-No. W8472-OICJ 26/001/QC between Public Works and Government Services Canada and Offshore Systems Ltd. dated November 29, 2001.

4.3**	Contract No. GS-35F-0211L between the United States Coast Guard and Offshore Systems Ltd. dated June 14, 2002.

4.4	Contract No. 265-004-002 between the Nautronix Ltd. and Offshore Systems Ltd. dated March 18, 2004.

4.5*	Shareholders’ Rights Plan.

8.1	List of Subsidiaries and Jurisdictions.

11.1	Code of Ethics

12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13.1	Section 906 Certifications

*	Previously filed with the Company’s Form 20-F, dated as of July 24, 2002 and incorporated by reference herein.

**	Previously filed with the Company’s Form 20-F/A, dated as of September 10, 2002 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

OFFSHORE SYSTEMS INTERNATIONAL LTD.
Dated: May 25, 2004	By:	/s/ John A. Jacobson
John A. Jacobson
President & CEO

Offshore Systems International Ltd.

Consolidated Financial Statements
(Prepared in accordance with United States
Generally Accepted Accounting Principles)
November 30, 2003
(expressed in Canadian dollars)

AUDITORS’ REPORT

To the Shareholders of
Offshore Systems International Ltd.

We have audited the consolidated balance sheets of Offshore Systems International Ltd. as at November 30, 2003 and the consolidated statements of earnings and deficit, shareholders’ equity and cash flows for the year ended November 30, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2003 and the results of its operations and its cash flows for year ended November 30, 2003 in accordance with generally accepted accounting principles in the United States.

On January 16, 2004, we reported separately, in accordance with Canadian generally accepted auditing standards, to the shareholders of Offshore Systems International Ltd. on consolidated financial statements for the period ended November 30, 2003, prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at November 30, 2002 and for the years ended November 30, 2002 and 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 17, 2003.

/s/ Ernst & Young LLP
Vancouver, Canada, May 14, 2004.	Chartered Accountants

Offshore Systems International Ltd. Consolidated Balance Sheets As at November 30, 2003 and 2002	U.S. GAAP

(expressed in Canadian dollars)

	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	3,837,555	3,244,048
Accounts receivable (note 3)	4,621,836	3,960,846
Inventory (note 4)	665,503	1,284,966
Prepaid expenses and deposits	430,419	232,765
Deferred income taxes (note 12)	822,523	98,860

	10,377,836	8,821,485
Deferred income taxes (note 12)	—	554,856
Plant and equipment (note 5)	1,010,846	1,020,731
Intangible and other assets (note 6)	339,575	398,505

	11,728,257	10,795,577

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	2,126,061	2,586,766
Unearned revenue	45,907	1,636,154
Rent payable	133,942	133,942

	2,305,910	4,356,862
Accrued long-term royalties (note 10)	187,384	372,717

	2,493,294	4,729,579

Commitments and contingencies (note 11)
Shareholders’ Equity
Capital stock (note 9)
Authorized
100,000,000 Class A preference shares without par value, issuable in series, of which 10,000,000 shares are designated Series A voting, non-cumulative, convertible at a 1:1 ratio, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares

100,000,000 common shares without par value

Issued and outstanding
30,262 Class A preference shares — Series A (2002 - 41,296, note 9(b))	30,262	41,296
61,244 Class B preference shares — Series 1 (2002 - nil, note 9(c))	2,169,127	—
26,807,475 common shares (2002 - 26,043,243)	19,516,304	19,217,701

	21,715,693	19,258,997
Warrants (note 9(c))	661,575	—
Additional paid-in capital	903,803	191,968
Deficit	(14,046,108)	(13,384,967)

	9,234,963	6,065,998

	11,728,257	10,795,577

Subsequent events (note 17)

Approved by the Board of Directors

/s/ Helmut Lobmeier	Director	/s/ Tony Pezzotti	Director

F2

The accompanying notes are an integral part of these consolidated financial statements

Offshore Systems International Ltd. Consolidated Statements of Earnings and Deficit For the years ended November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$

Revenue
Systems and system components	6,208,464	9,707,393	5,874,568
Geomatics	3,560,440	2,347,464	1,073,157
Software	1,036,417	970,323	617,373
Other	715,472	788,953	344,615

	11,520,793	13,814,133	7,909,713
Cost of sales	5,159,068	7,100,751	3,377,049

Gross profit	6,361,725	6,713,382	4,532,664

Expenses
General and administrative	2,498,021	2,628,395	2,026,305
Research and development	1,548,523	1,516,528	1,206,974
Sales and marketing	2,000,238	1,761,669	1,141,659
Depreciation	241,295	171,424	195,267
Interest	2,824	3,582	55,380
Foreign exchange loss (gain)	185,314	(26,286)	(86,493)
Technology Partnerships Canada royalty (note 10)	50,473	476,189	391,951
Technology Partnerships Canada contribution (note 10)	(376,880)	(863,851)	(768,818)

	6,149,808	5,667,650	4,162,225

Earnings from operations	211,917	1,045,732	370,439
Proceeds on settlement of claim	—	221,978	—

Earnings before income tax recovery	211,917	1,267,710	370,439

Deferred income tax recovery (note 12)
Future income tax recovery	363,484	1,127,421	437,210
Current income tax expense	(223,385)	(701,005)	(209,910)

	140,099	426,416	227,300

Net earnings for the year	352,016	1,694,126	597,739

Class B preference share dividend paid	(53,484)	—	—
Class B preference share dividend accreted	(772,492)	—	—
Premium on purchase and cancellation of common shares	(187,181)	—	—
Deficit — Beginning of year	(13,384,967)	(15,079,093)	(15,676,832)

Deficit — End of year	(14,046,108)	(13,384,967)	(15,079,093)

Earnings per share (note 9(e))
Basic net earnings (loss) per share	(0.02)	0.07	0.03
Diluted net earnings (loss) per share	(0.02)	0.06	0.02

Weighted average number of common shares outstanding
Basic	25,977,123	25,288,725	23,842,549
Diluted	27,142,492	27,285,617	25,476,614

F3

The accompanying notes are an integral part of these consolidated financial statements

Offshore Systems International Ltd. Consolidated Statement of Shareholders’ Equity For the years ended November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

			Class “A” Preference		Class “B” Preference
	Common Shares		Shares		Shares		Warrants		Additional
									paid-in
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	Deficit	Total
		$		$		$		$	$	$	$
Balance — November 30, 2000	23,540,975	17,768,167	74,702	74,702	—	—	125,000	27,250	495,974	(15,676,832)	2,689,261
Issue of common shares
Class A preference shares converted	16,376	16,376	(16,376)	(16,376)	—	—	—	—	—	—	—
Exercise of stock options	1,137,198	711,689	—	—	—	—	—	—	(295,074)	—	416,615
Share issue costs	—	(495)	—	—	—	—	—	—	—	—	(495)
Stock-based compensation	—	—	—	—	—	—	—	—	69,000	—	69,000

	24,694,549	18,495,737	58,326	58,326	—	—	125,000	27,250	269,900	(15,676,832)	3,285,181
Net earnings for the year	—	—	—	—	—	—	—	—	—	597,739	597,739

Balance — November 30, 2001	24,694,549	18,495,737	58,326	58,326	—	—	125,000	27,250	269,900	(15,079,093)	3,772,120
Issue of common shares
Class A preference shares converted	17,030	17,030	(17,030)	(17,030)	—	—	—	—	—	—	—
Exercise of stock options	1,206,664	605,184	—	—	—	—	—	—	(109,432)	—	495,752
Exercise of share purchase warrants	125,000	99,750	—	—	—	—	(125,000)	(27,250)	—	—	72,500
Stock-based compensation	—	—	—	—	—	—	—	—	31,500	—	31,500

	26,043,243	19,217,701	41,296	41,296	—	—	—	—	191,968	(15,079,093)	4,482,672

Net earnings for the year	—	—	—	—	—	—	—	—	—	1,694,126	1,694,126
Balance — November 30, 2002	26,043,243	19,217,701	41,296	41,296	—	—	—	—	191,968	(13,384,967)	6,065,998

Issue of common shares
Class A preference shares converted	11,034	11,034	(11,034)	(11,034)	—	—	—	—	—	—	—
Exercise of stock options	1,208,198	606,069	—	—	—	—	—	—	—	—	606,069
Issue of Class “B” preference shares Series 1 and warrants	—	—	—	—	61,244	2,065,420	1,392,846	661,575	—	—	2,726,995
Beneficial conversion feature on Class “B” preference shares Series 1	—	—	—	—	—	(668,785)	—	—	668,785	—	—
Accretion of discount on Class “B” preference shares Series 1	—	—	—	—	—	103,707	—	—	—	(103,707)	—
Accretion of beneficial conversion feature on Class “B” preference shares Series 1	—	—	—	—	—	668,785	—	—	—	(668,785)	—
Common stock purchased and cancelled	(455,000)	(318,500)	—	—	—	—	—	—	—	(187,181)	(505,681)
Dividends on Class “A” preference shares	—	—	—	—	—	—				(53,484)	(53,484)
Stock-based compensation	—	—	—	—	—	—	—	—	43,050	—	43,050

	26,043,243	19,516,304	30,262	30,262	61,244	2,169,127	1,392,846	661,575	903,803	(14,398,124)	8,882,947
Net earnings for the year	—	—	—	—			—	—	—	352,016	352,016

Balance — November 30, 2003	26,043,243	19,516,304	30,262	30,262	61,244	2,169,127	1,392,846	661,575	903,803	(14,046,108)	9,234,963

F4

The accompanying notes are an integral part of these consolidated financial statements

Offshore Systems International Ltd. Consolidated Statement of Cash Flows For the years ended November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$
Cash flows from operating activities
Net earnings for the year	352,016	1,694,126	597,739
Items not affecting cash
Depreciation	359,979	303,407	238,958
Deferred income taxes	(168,807)	(426,416)	(227,300)
Accretion of note payable discount	—	—	27,250
Stock-based compensation	43,050	31,500	69,000
Gain on disposal of plant and equipment	—	(15,447)	—
Changes in non-cash working capital items
Accounts receivable	(660,990)	(1,103,476)	(1,517,723)
Inventory	619,463	(414,612)	533,087
Prepaid expenses and deposits	(197,654)	12,498	(186,296)
Accounts payable and accrued liabilities	(460,705)	1,167,657	(170,468)
Unearned revenue	(1,590,247)	(114,276)	1,652,887
Accrued royalties	(185,333)	132,534	193,546
Rent payable	—	(37,725)	(20,861)

	(1,889,228)	1,229,770	1,189,819

Cash flows from financing activities
Issue of common shares	606,069	568,252	416,120
Issue of Class B preference shares — Series 1 and warrants, net of issue costs	2,726,995	—	—
Class B preference share dividend paid	(53,484)	—	—
Common share repurchases	(505,681)	—	—
Repayment of note payable	—	—	(125,000)

	2,773,899	568,252	291,120

Cash flows from investing activities
Additions to plant and equipment	(218,172)	(326,141)	(128,128)
Additions to other assets	(72,992)	(345,458)	(77,509)
Proceeds from disposal of plant and equipment	—	80,000	—

	(291,164)	(591,599)	(205,637)

Increase in cash and cash equivalents	593,507	1,206,423	1,275,302

Cash and cash equivalents — Beginning of year	3,244,048	2,037,625	762,323

Cash and cash equivalents — End of year	3,837,555	3,244,048	2,037,625

Refer to note 15 for supplemental cash flow information

F5

The accompanying notes are an integral part of these consolidated financial statements

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

1	Nature of operations

Offshore Systems International Ltd. (OSIL) develops and markets military and commercial electronic navigation aids and produces geomatics products and services. Collectively, OSIL and its subsidiaries are referred to as the Company. The Company’s systems line of business develops and produces electronic marine navigation aids. The Company’s geomatics line of business produces land mapping and nautical charting products and services. Beginning in the Company’s 2004 fiscal year, the systems line of business will be relabeled to navigation systems and the Company will introduce a new line of business named applications. The applications line of business will develop software applications and tools for situational awareness.

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

The Company purchases foreign exchange forward contracts to hedge sales to customers denominated in United States dollars and the related accounts receivable. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar denominated sales are recognized as an adjustment of revenues when the sale is recorded. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Foreign currency denominated monetary assets and liabilities of Canadian operations are remeasured into Canadian dollars at rates of exchange in effect at the balance sheet date, and revenues and expenses at average rates of exchange during the year. Exchange gains and losses arising on translation are included in earnings.

F6

(1)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the years reported. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

Inventory

Raw materials and parts are stated at the lower of cost and replacement value. Work-in-process and manufactured parts are stated at the cost of materials and direct labor applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. Cost is determined on an average cost basis.

Plant and equipment

Plant and equipment are recorded at cost. Depreciation is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%

Equipment	20 - 25
Furniture and fixtures	20
Leasehold improvements	20

Impairment loss is recognized when the undiscounted cashflows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Other depreciable assets

Other depreciable assets are recorded at cost. Depreciation is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%

Computer software	33
Licenses and patents	10

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, deferred income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using enacted tax rates and laws expected to be in effect when the differences are

F6

(2)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

expected to reverse. The Company provides a valuation allowance against deferred tax assets to the extent that the Company does not consider them to be more likely than not of being realized.

Revenue recognition

Certain revenue from projects for navigation systems is recognized using the percentage of completion method, in conformity with the American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including materials, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress. The Company issues invoices related to these projects based on the achievement of milestones during the project or other contractual terms. Differences between the timing of billings, based on contract milestones or other contractual terms, and the recognition of revenue, based on the percentage of completion method, are recognized as either unbilled accounts receivable or deferred revenue.

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

Revenue from the sale of geomatics products is recorded at the time of delivery.

Certain revenue from the sale of geomatics services is recognized as the services are provided. Revenue from projects for certain other geomatics services is recognized using the percentage of completion method, in conformity with the AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project. Costs include all direct costs including materials, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress. The Company issues invoices related to these projects based on the achievement of milestones during the project or other contractual terms. Differences between the timing of billings, based on contract milestones or other contractual terms, and the recognition of revenue, based on the percentage of completion method, are recognized as either unbilled accounts receivable or deferred revenue.

Revenue from systems components is recognized at the time delivery of the systems components to the customer has occurred and title has passed or as the services are provided.

F6

(3)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

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

Government assistance

Government assistance is recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the grants. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognized as an expense in the period in which conditions arise that cause the government assistance to be repayable.

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

F6

(4)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

result in any transitional adjustments. The Company manages its foreign exposure on anticipated net cash inflows on U.S. dollars through the use of forward foreign exchange contracts. Additionally, certain of the Company’s purchase and sales contracts with international entities are not denominated in the functional currency of either the Company, the customer or the supplier, but rather the U.S. dollar. In accordance with SFAS No. 133, these contracts have been accounted for as embedded derivatives and the resulting foreign currency rate contracts are separated from the host contracts. Under SFAS No. 133, derivatives are recorded on the balance sheet at fair value. Changes in derivative fair values are recognized in earnings.

Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Comparative figures

Certain of the prior year figures have been reclassified to conform with the current year’s financial statement presentation.

Recent accounting pronouncements

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) 104, which supersedes SAB 101, Revenue Recognition in Financial Statements. The primary purpose of SAB 104 is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of Emerging Issues Task Force (“EITF”) Issue No. 00-21. In November 2002, EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company adopted EITF 00-21 and SAB 104 and there was no effect on the Company’s consolidated financial statements.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company has adopted FAS No. 150 and there was no effect on the Company’s consolidated financial statements.

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003.

F6

(5)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

The Company has adopted FAS No. 149 and there was no effect on the Company’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective December 31, 2003. The Company does not have any variable interest entities and therefore there is no impact on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted FIN 45 and there was no effect on the Company’s consolidated financial statements.

3	Accounts receivable

	2003	2002
	$	$

Trade	1,705,184	2,787,128
Unbilled accounts receivable	2,854,942	872,128
Holdbacks	—	—
Technology Partnerships Canada contribution (note 10)	—	157,708
Other	75,209	153,272
Allowance for doubtful accounts	(13,499)	(9,390)

	4,621,836	3,960,846

As at November 30, 2003, government contract receivables were $1,554,548 (2002 - $2,620,929) and unbilled government contract receivables were $2,769,702 (2001 - $827,946).

4	Inventory

	2003	2002
	$	$

Materials and components	620,429	1,216,879
Finished goods	45,074	68,087

	665,503	1,284,966

F6

(6)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

5	Plant and equipment

	2003
		Accumulated
	Cost	depreciation	Net
	$	$	$

Equipment	3,772,026	2,838,400	933,626
Furniture and fixtures	126,534	86,378	40,156
Leasehold improvements	222,737	185,673	37,064

	4,121,297	3,110,451	1,010,846

	2002
		Accumulated
	Cost	depreciation	Net
	$	$	$

Equipment	3,557,622	2,629,162	928,460
Furniture and fixtures	123,331	76,771	46,560
Leasehold improvements	222,196	176,485	45,711

	3,903,149	2,882,418	1,020,731

Chart acquisitions and development costs are expensed as incurred.

6	Intangible and other assets

	2003
		Accumulated
	Cost	depreciation	Net
	$	$	$

Amortizable intangibles
Computer software	721,250	401,909	319,341
Licenses and patents	57,267	37,033	20,234

	778,517	438,942	339,575

Embedded derivative			—

			339,575

F6

(7)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

	2002
		Accumulated
	Cost	depreciation	Net
	$	$	$
Amortizable intangibles
Computer software	630,036	272,235	357,801
Licenses and patents	57,267	34,785	22,482

	687,303	307,020	380,283

Embedded derivative			18,222

			398,505

The fair value of the derivative instrument is determined by reference to the spot market foreign currency rates at the balance sheet date.

7	Accounts payable and accrued liabilities

	2003	2002
	$	$
Trade	1,275,182	1,320,754
Accrued liabilities	70,484	243,868
Accrued employee costs	387,449	475,201
Accrued royalties (note 10)	183,435	339,380
Accrued professional fees	98,711	89,394
Derivative instrument	—	7,369

	2,015,261	2,475,966

8	Credit facilities

In November 2003, the Company renewed certain credit facilities with a Canadian chartered bank. The credit facilities consist of an operating line, a forward exchange contract facility and standby letters of credit. The credit facilities are secured by a general assignment of book debts, a general security agreement and a guarantee, also secured by general security agreements, from each of OSL, OSI Geomatics Ltd., and OSI Geomatics Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement.

F6

(8)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

The operating line, which is to be used to finance the Company’s accounts receivable and inventory, bears interest at the chartered bank’s prime lending rate plus 1.25% with interest payable monthly. Funds drawn on the operating line are repayable on demand. The Company has not drawn on the operating line facility. The maximum amount available to the Company under the operating line is $1,000,000.

As at November 30, 2003, the Company had drawn on its foreign exchange contract facility in the amount of US$1,343,705. The maximum amount available to the Company under the forward exchange contract facility is US$2,000,000.

As of November 30, 2003, letters of credit, relating principally to customer contracts, amounting to US$127,000 have been issued. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. The Company utilizes letters of credit as security for certain performance obligations with its customers. These standby letters of credit have been insured through Export Development Canada. Funds drawn on the standby letters of credit are repayable on demand.

9	Capital stock

(a) Authorized

100,000,000 common shares without par value
     100,000,000 Class A preference shares without par value, issuable in series, with rights as set by the Company’s board of directors, of           which 10,000,000 shares are designated Series A preference shares, voting, convertible at a 1:1 ratio, with a non-cumulative           dividend rate of 1%
100,000,000 Class B preference shares, issuable in series, with rights as set by the Company’s board of directors, with a par value of $50 each, of which 10,000,000 shares are designated Series 1 preference shares, voting, convertible at a 1:45.5 ratio, with a cumulative dividend rate of 6%

(b) Class “A” Preference Shares

On April 27, 1990, 2,914,654 Class “A” Preference Shares Series A were issued to the former shareholders of OSL, a Canadian controlled private company at that time, as part of the reverse takeover transaction of OSIL. Subsequent to April 27, 1990, these Preference Shares were amended to allow conversion to Common Shares of OSIL. As at November 30, 2003, 30,262 Class A Preference Shares Series A remain outstanding (2002 - 42,296).

(c) Class “B” Preference Shares

The Company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class “B” Preference Share Series 1 and 22.75 Common Share purchase warrants exercisable at $1.10. The Preference Shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The Company has the right to redeem the Preference Shares after five years. The share purchase warrants are convertible to Common Shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $277,205. The gross proceeds were allocated between the Preference Shares and warrants based on their relative fair value at the date of issuance. The fair value of the Preference Share has been estimated based on the fair value of the underlying common stock. The fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5

F6

(9)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

years and (iv) an expected dividend rate of 0%. The Company has recorded a beneficial conversion feature of $668,785 calculated on the effective conversion price of the Preference Shares to Common Shares based on the proceeds allocated to the Preference Shares. The conversion feature of the Preference Shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The Preference Share discount that resulted form the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $103,707 for the fiscal year 2003.

(d) Stock option plans

The Company has established three stock option plans under which options to purchase Common Shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued Common Shares. During 2002, the shareholders approved an increase in the number of Common Shares authorized for grant under the Company’s stock option plans to 10,930,732. The exercise price of options granted pursuant to the plans may not be less than the market price of the Common Shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors vest immediately and options granted to employees vest one-third immediately, one-third in one year and one-third in two years after the date granted.

Stock-based compensation recorded in the financial statements is as follows:

	2003	2002	2001
	$	$	$

General and administrative	43,050	31,500	69,000
Research and development	—	—	—
Sales and marketing	—	—	—

	43,050	31,500	69,000

The Company applies the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the Company’s earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

	2003	2002	2001
	$	$	$

Net earnings for the year	352,016	1,694,126	597,739
Additional compensation expense	(517,891)	(389,149)	(716,322)

Pro forma net earnings (loss) for the year	(165,875)	1,304,977	(118,583)

Pro forma basic and diluted earnings (loss) per share	(0.01)	0.05	0.00

F6

(10)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.6% and 2.9% (2002 - 2.1% and 2.6%, 2001 - 3.1% and 5.5%); (ii) expected volatility between 45% and 114% (2002 - 50% and 73%, 2001 - 75% and 202%); (iii) an estimated average life of 1 to 5 years (2002 - 3 to 5 years, 2001 - 3 years); and (iv) an expected dividend yield of 0% (2002 and 2001 - 0%).

The weighted average fair value of the options granted during the year ended November 30, 2003 was $0.45 per option (2002 - $0.48, 2001 - $0.36).

A summary of the status of the Company’s stock option plans at November 30 is as follows:

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	shares	$	shares	$	shares	$

Outstanding — Beginning of year	3,130,047	0.83	3,497,496	0.59	3,237,450	0.54
Granted	1,290,601	1.07	865,000	1.19	2,535,346	0.59
Exercised	(1,208,198)	0.50	(1,206,664)	0.41	(1,137,198)	0.35
Forfeited	(122,404)	0.96	(15,897)	0.96	(297,028)	0.57
Expired	(200,000)	1.50	(9,888)	0.28	(841,074)	0.45

Outstanding — End of year	2,890,046	1.02	3,130,047	0.83	3,497,496	0.59

Exercisable — End of year	2,319,800	0.99	3,130,047	0.83	2,665,418	0.60

A summary of the Company’s stock options outstanding and exercisable at November 30, 2003 is as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of	outstanding at	contractual	exercise	exercisable at	exercise
exercise prices	November 30,	life	price	November 30,	price
	$2003	(years)		$2003	$

0.42 - 0.60	140,862	0.32	0.48	140,862	0.48
0.61 - 0.90	485,000	0.73	0.76	485,000	0.73
0.91 - 1.35	2,093,934	1.57	1.02	1,623,688	1.08
1.36 - 2.00	170,250	0.84	1.62	70,250	1.42

0.42 - 2.00	2,890,046	1.32	1.02	2,319,800	0.99

F6

(11)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

A summary of the Company’s stock options outstanding and exercisable at November 30, 2002 is as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of	outstanding at	contractual	exercise	exercisable at	exercise
exercise prices	November 30,	life	price	November 30,	price
	$2002	(years)		$2002	$

0.40 - 0.60	1,133,138	1.02	0.45	1,133,138	0.45
0.61 - 0.90	695,250	1.51	0.76	695,250	0.76
0.91 - 1.35	1,031,409	2.23	1.12	1,031,409	1.12
1.36 - 1.50	270,250	1.38	1.48	270,250	1.48

0.40 - 1.50	3,130,047	1.56	0.83	3,130,047	0.83

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

F6

(12)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

(e) Earnings per share

	2003	2002	2001
	$	$	$

Basic earnings per share
Net earnings	352,016	1,694,126	597,739
Less: Class B preferred share dividends	917,842	—	—

Net earnings available to common shareholders	(565,826)	1,694,126	597,739

Weighted average number of common shares outstanding	25,977,123	25,288,725	23,842,549

Basic earnings (loss) per share	(0.02)	0.07	0.03

Diluted earnings per share
Net earnings	352,016	1,694,126	597,739
Less: Class B preferred share dividends	917,842	—	—

Net earnings available to common shareholders	(565,826)	1,694,126	597,739

Weighted average number of common shares outstanding	25,977,123	25,288,725	23,842,549
Dilutive effect of stock options	1,135,107	1,955,596	1,496,146
Dilutive effect of Class A preference shares	30,262	41,296	58,326
Dilutive effect of Class B preference shares (*1)	—	—	—
Dilutive effect of warrants	—	—	79,593

Adjusted weighted average number of common shares outstanding	27,142,492	27,285,617	25,476,614

Diluted earnings (loss) per share	(0.02)	0.06	0.02

(*1) The Class B preference shares — Series 1 are anti–dilutive for the purposes of calculating diluted earnings per share for twelve months ended November 30, 2003.

(f) Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 Common Shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market.

During the period January 16 to November 30, 2003, the Company purchased 455,000 of its Common Shares under the normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of

F6

(13)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

$505,681. The amount by which the cost of reacquiring the shares exceeded the average carrying value has been charged to the deficit.

10	Technology Partnerships Canada

Effective December 23, 1998, the Company entered into an agreement with Technology Partnerships Canada (TPC). TPC is a technology investment fund of the Canadian federal government established to contribute to the achievement of increasing economic growth, creating jobs and wealth, and supporting sustainable development in Canada. TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. To receive the financial assistance, the Company must submit claims to TPC for eligible costs. Eligible costs include labor, material and other costs directly attributable to the research and development activities. Under the agreement with TPC, the Company is eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the Company has received the maximum allowed under the agreement. During 2003, the Company incurred eligible costs of $376,880 (2002 - $863,851) and has claimed the full amount from TPC. These amounts have been applied to reduce expenses in the consolidated statements of earnings.

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

TPC royalties paid and accrued are as follows:

	2003	2002
	$	$

Royalties paid	391,752	213,704

Accrued royalties
Short term	183,435	339,380
Long term	187,384	372,717

	370,819	712,097

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

F6

(14)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

11	Commitments and contingencies

The Company has entered into operating leases for its office premises in Canada and for certain equipment. Future minimum lease payments required under non-cancelable lease obligations are as follows:

$

Years ending November 30
2004	274,828
2005	273,384
2006	265,501
2007	179,933
2008	3,665

997,311

Rent expense amounted to $256,705 in 2003 (2002 - $256,705, 2001 - $256,705). In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2002, the Company paid $77,719 (2002 - $79,973, 2001 - $73,142) for these costs.

In July 2002, the Company’s subsidiary OSL and three employees became the objects of a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount had been accrued at November 30, 2003 in respect of this claim because it is the opinion of management that the claim is without merit and the amount of loss, if any, cannot be reasonably estimated.

12	Deferred income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S. and Danish income tax.

Earnings before income taxes consisted of the following:

	2003	2002	2001
	$	$	$

Canadian income (loss)	(39,345)	1,123,785	370,439
U.S. income	251,262	143,925	—

	211,917	1,267,710	370,439

The Company has non-capital losses for Canadian income tax purposes of approximately $4,502,648 (2002 - $4,855,787), which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

F6

(15)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

	2003	2002
	$	$

Year ending November 30
2003	—	172,395
2004	—	—
2005	1,600,105	1,759,504
2006	2,506,280	2,533,022
2007	137,945	193,676
2008	—	—
2009	258,318	197,190

The Company has net operating losses for U.S. income tax purposes of approximately $451,030 (2002 - $787,062), which are available for carry forward to reduce future years’ taxable income of the U.S. company. These income tax losses expire as follows:

	2003	2002
	$	$

Year ending November 30
2018	138,259	426,172
2019	—	—
2020	277,141	319,778
2021	35,630	41,112

The Company also has investment tax credits of approximately $ 782,041 (2002 - $329,410), which can be used to offset future Canadian income taxes otherwise payable and expire as follows:

	2003	2002
	$	$

Year ending November 30
2005	117,678	117,678
2006	130,114	130,114
2007	—	—
2008	—	—
2009	—	—
2010	—	—
2011	219,680	81,618
2012	139,499	—
2013	175,070	—

The Company has capital losses for Canadian income tax purposes of approximately $354,466 (2002 - $354,466) which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

The company has undeducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $4,334,409 (2002 - $2,038,365), which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.

F6

(16)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

The net deferred tax asset consists of the following:

	2003	2002
	$	$

Deferred tax assets
Non-capital loss carry-forwards	1,742,868	2,027,491
Net capital loss carry-forwards	63,130	126,261
Scientific research and experimental development costs	1,543,916	700,718
Investment tax credits	569,579	212,074
Plant and equipment	555,339	544,893
Other	105,763	28,119

	4,580,595	3,639,556
Valuation allowance	(3,758,072)	(2,985,840)

Net deferred tax asset	822,523	653,716

The Company reduced its valuation allowance against deferred income tax assets to reflect the amount of the deferred tax benefit that was more likely than not to be realized. During the year, the deferred income tax recovery related to the release of the valuation allowance was $168,807 (2002 - $426,416). The Company believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets that a valuation allowance is required. The Company continues to evaluate and examine the valuation allowance on a quarterly basis, and at such time future uncertainties are resolved, the valuation allowance may be further reduced.

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2003	2002	2001
	$	$	$

Expected statutory rate	37.79%	40.04%	44.62%

Expected provision for income taxes	80,083	507,591	120,076
Change in tax rates applied in valuation allowance	25,235	(41,915)	1,002,721
Change in valuation allowance	772,232	(972,234)	(1,426,355)
Effect of foreign tax rate differences	9,135	(39,828)	—
Temporary differences arising during the year	(1,052,335)	126,313	—
Non-deductible expenses and other	25,551	(6,343)	76,258

	(140,099)	(426,416)	(227,300)

As a result of a Canadian federal tax reassessment non-capital loss carry forwards, scientific research and experimental developmental costs and related income tax credits have been adjusted resulting in an increase of available deductible temporary differences of approximately $2,090,000.

     F6

     (17)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

13	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the summary of significant accounting policies as disclosed in note 2.

	2003
	Systems	Geomatics	Total
	$	$	$

Revenue	7,927,166	3,593,627	11,520,793
Technology Partnerships Canada — net	(326,407)	—	(326,407)
Interest expense	624	2,200	2,824
Income tax recovery	(2,917)	(137,182)	(140,099)
Net earnings	91,241	260,775	352,016
Assets employed	10,103,117	1,625,140	11,728,257
Plant and equipment expenditures	170,655	47,517	218,172
Other asset expenditures	12,663	60,329	72,992
Depreciation	255,462	104,517	359,979

	2002
	Systems	Geomatics	Total
	$	$	$

Revenue	11,466,668	2,347,465	13,814,133
Technology Partnerships Canada — net	(387,662)	—	(387,662)
Interest expense	2,869	713	3,582
Income tax recovery	(426,416)	—	(426,416)
Net earnings	1,446,857	247,269	1,694,126
Assets employed	9,662,484	1,133,093	10,795,577
Plant and equipment expenditures	231,100	95,041	326,141
Other asset expenditures	136,189	209,269	345,458
Depreciation	242,362	61,045	303,407

	2001
	Systems	Geomatics	Total
	$	$	$

Revenue	6,836,556	1,073,157	7,909,713
Technology Partnerships Canada — net	(376,867)	—	(376,867)
Interest expense	53,303	2,077	55,380
Income tax recovery	(227,300)	—	(227,300)
Net earnings	590,100	7,639	597,739
Assets employed	7,143,990	209,519	7,353,509
Plant and equipment expenditures	124,216	3,912	128,128
Other asset expenditures	74,681	2,828	77,509
Depreciation	212,051	26,907	238,958

Geographically, revenues reported are based on the location of the Company’s customers and include revenues from discontinued operations. Plant and equipment are reported based on location.

F6

(18)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

	2003
		United
	Canada	States	Denmark	Other	Total
	$	$	$	$	$

Revenue	3,296,257	5,103,062	2,083,953	1,037,521	11,520,793
Plant and equipment	1,010,846	—	—	—	1,010,846

	2002
		United
	Canada	States	Denmark	Other	Total
	$	$	$	$	$

Revenue	3,315,510	7,366,982	3,123,998	7,643	13,814,133
Plant and equipment	1,020,731	—	—	—	1,020,731

	2001
		United
	Canada	States	Denmark	Other	Total
	$	$	$	$	$

Revenue	2,765,071	4,090,320	964,931	89,391	7,909,713
Plant and equipment	970,887	—	—	—	970,887

Approximately 65% of revenue for the year ended November 30, 2003 (2002 - 84%, 2001 - 88%) is derived from three ultimate customers at 27%, 20% and 18%, respectively (2002 - 38%, 23%, 23%, 2001 - 48%, 28%, 12%).

14	Financial instruments

Fluctuations in foreign currency exchange rates

The Company enters into transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to its functional currency, the Canadian dollar.

The company uses foreign exchange forward contracts to hedge transactions denominated in United States dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States. At November 30, 2003, the Company had forward exchange contracts maturing in the following year to sell United States dollars in the amount of US$1,343,705. The

F6

(19)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

exchange rates set in the forward exchange contracts ranged between $1.3047 to $1.4029 for US$1.00. The contracts mature between January and May 2004.

The fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2003. As at this date, the spot exchange rate was 1.2991 and the fair value of the above derivative financial instruments was a liability of $82,097.

15	Supplemental cash flow information

	2003	2002	2001
	$	$	$

Cash paid during the year for interest	2,824	3,583	55,380

Cash received for interest	103,564	20,192	—

Cash paid during the year for income taxes	—	—	—

Non-cash financing and investing activities
Inventory transferred to plant and equipment	10,121	62,741	48,203

16	Reclassifications

Certain balances for the year ended November 30, 2002 and 2001 have been reclassified to conform to the presentation adopted for the current year.

17	Subsequent events

On December 1, 2003, the Company declared dividends of $1.50 per share on the issued and outstanding Class B Series 1 Preference shares. The total amount of the dividend declared was $91,866.

On January 8, 2004, the Company announced that it had been selected for a major fleet-wide contract with the Royal Navy of the United Kingdom. The Company, as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd., will begin to deliver ECPINS®-M software to the Royal Navy fleet in mid-2004. The initial purchases total approximately $3 million. The total contract value, including long term supports and options for auxiliary systems and software development is approximately $17.5 million.

On March 4, 2004, the Company announced that its teaming partner, Nautronix Ltd., has signed the final prime contract to supply the Royal Australian Navy with a fleet installation of OSI’s ECPINS-M electronic chart navigation system. The total contract value to OSI Navigation Systems is approximately $8 million and the contract is organized into two phases.

On April 22, 2004, the Company granted 463,000 stock options to directors and selected employees of the Company. These stock options were granted at a price of $1.13 per stock option.

F6

(20)

Offshore Systems International Ltd. Notes to Consolidated Financial Statements November 30, 2003, 2002 and 2001	U.S. GAAP

(expressed in Canadian dollars)

On May 6, 2004, the Company announced that Technology Partnerships Canada (TPC), an agency of Industry Canada, will be making a strategic investment of $3.76 million in a research and development initiative dedicated to improving geographical display capabilities in defense and navigation systems. The TPC investment is part of a $12.5 million multi-year project being undertaken by OSI to advance the implementation of electronic geography for military navigation and command and control systems. The integration of high-performance mapping and imagery displays will contribute to the identification of surface and underwater threats and permit safer and faster movement of ships by enabling them to stay on course, reducing groundings and collisions. A portion of the project will support the advanced development of COP-IDS®.

F6

(21)