Form 20-F
period 2004-11-30
OFFSHORE SYSTEMS INTERNATIONAL LTD
filed 2005-05-31
CIK 1169357

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File Number [ 000-49944 ]

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

107 – 930 West 1st Street
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 30, 2004: 27,488,074 shares of Common Stock, no par value, 30,262 shares of Class A Preference Shares Convertible, no par value and 57,711 shares of Class B Preference Shares Convertible, par value of CAD$50.00

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     ☑ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following selected consolidated financial data as of and for the years ended November 30, 2004, 2003, 2002, 2001 and 2000 has been derived from the Company’s audited consolidated financial statements and was prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data should be read in conjunction with the information contained in “Item 5. — Operating and Financial Review and Prospects”, and the consolidated financial statements and notes to consolidated financial statements contained in Item 18, “Financial Statements”.

The Company’s audited consolidated financial statements are stated in Canadian Dollars (CDN$ or $).

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Statement of Earnings and Deficit Data

	For the year ended November 30,
	2004	2003	2002	2001	2000
Revenue	$13,451,303	$11,520,793	$13,814,133	$7,909,713	$5,651,665

Direct costs	$5,669,324	$5,159,068	$7,100,751	$3,333,358	$1,364,053

Gross profit	$7,781,979	$6,361,725	$6,713,382	$4,576,355	$4,287,612

Expenses	$7,492,004	$6,149,808	$5,667,650	$4,205,916	$4,122,027

Earnings from continuing operations before proceeds on settlement of claim and income taxes	$289,975	$211,917	$1,045,732	$370,439	$165,585

Proceeds on settlement of claim	$—	$—	$(221,978)	$—	$—

Income tax expense (recovery)	$41,958	$(140,099)	$(426,416)	$(227,300)	$—

Earnings from continuing operations	$248,017	$352,016	$1,694,126	$597,739	$165,585

Loss from discontinued operations	$—	$—	$—	$—	$(316,673)

Net earnings (loss) for the period	$248,017	$352,016	$1,694,126	$597,739	$(151,088)

Net earnings (loss) attributable to common shareholders	$(58,873)	$(565,826)	$1,694,126	$597,739	$(151,088)

Earnings (loss) per share from continuing operations	$(0.00)	$(0.02)	$0.07	$0.03	$0.01

Earnings (loss) per share	$(0.00)	$(0.02)	$0.07	$0.03	$(0.01)

Diluted earnings (loss) per share from continuing operations	$(0.01)	$(0.02)	$0.06	$0.03	$0.01

Diluted earnings (loss) per share	$(0.01)	$(0.02)	$0.06	$0.03	$(0.01)

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Statement of Earnings and Deficit Data

	For the year ended November 30,
	2004	2003	2002	2001	2000
Weighted average number of Common Shares outstanding – basic	27,230,561	25,977,123	25,288,725	23,842,549	23,050,201

Weighted average number of Common Shares outstanding – diluted	29,856,412	28,183,501	27,285,617	25,476,614	24,526,875

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Balance Sheet Data

	As at November 30,
	2004	2003	2002	2001	2000
Working capital	$8,287,798	$8,071,926	$4,464,623	$2,812,407	$1,871,000

Total assets	$12,310,738	$11,728,257	$10,795,577	$7,353,509	$4,713,296

Total liabilities	$2,676,227	$2,493,294	$4,729,579	$3,581,389	$1,913,235

Net assets	$9,634,511	$9,234,963	$6,065,998	$3,772,120	$2,800,061

Capital Stock	$22,234,114	$21,715,693	$19,258,997	$18,554,063	$17,842,869

Outstanding Common Shares	27,488,074	26,807,475	26,043,243	24,694,549	23,540,975

Outstanding Class A Preference Shares Series A Convertible	30,262	30,262	41,296	58,326	74,702

Outstanding Class B Preference Shares Series 1 Convertible	57,711	61,244	—	—	—

For the year ending November 30, 2004, the Company declared dividends of $4.50 (US$3.78) per share on the outstanding Class B Preference Shares Series 1 Convertible. As at November 30, 2004, $86,566 of the declared dividends remain unpaid. The Company has not declared and paid any other dividends during the periods indicated.

Currency and Exchange Rates

Canadian Dollar Value for 1 US$ (as published by the Federal Reserve Bank of New York)

On May 18, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. = 1.2618

All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The average exchange rates for each of the past 5 fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended November 30, 2000	1.4834

Year Ended November 30, 2001	1.5441

Year Ended November 30, 2002	1.5713

Year Ended November 30, 2003	1.4156

Year Ended November 30, 2004	1.3102

	High Rate	Low Rate
November 2004	1.2263	1.1775

December 2004	1.2401	1.1856

January 2005	1.2422	1.1982

February 2005	1.2562	1.2294

March 2005	1.2463	1.2017

April 2005	1.2568	1.2146

All dollar amounts set forth herein, are in Canadian dollars, except where otherwise indicated.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

An investment in the Company’s Common Shares should be considered highly speculative. In addition to other information in this Form 20-F – Annual Report, you should carefully consider the following factors when evaluating the Company and its business.

The Company depends heavily on its government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on the Company’s operations. The contract termination clauses are generally in favour of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on the Company’s operations. Also, the Company cannot give assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any termination of its contracts. As the Company’s revenues are dependent on its procurement, performance and payment under its contracts, the loss of one or more critical contracts could have a negative impact on the Company’s financial condition.

In addition, sales to the governments the Company works with may be affected by:

•	changes in procurement policies;

•	changes in the structure and management of government departments;

•	budget considerations;

•	changing concepts of national defence;

•	political developments domestically and abroad; and

•	increased protectionism.

The influence of any of these factors, which are largely beyond the Company’s control, could also negatively impact its financial condition.

The Company derives a significant amount of revenue from only a few international customers. The Company depends on governments for a significant portion of its sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on the Company’s financial condition.

Approximately 69% of the Company’s revenue for fiscal 2004 was from the U.S. Coast Guard, the Royal Navy of the United Kingdom, the Royal Australian Navy, the Royal New Zealand Navy and the Portuguese Navy. For fiscal 2003 approximately 65% of the Company’s revenue was from the U.S. Coast Guard, the Canadian Navy and the Royal Danish Navy. Approximately 87% of the Company’s revenue for fiscal 2004 was from national and international governments compared to 91% for fiscal 2003. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences for its results of operations.

The Company’s product lines are not broadly diversified.

The Company derives and expects to derive a substantial majority of its revenue from navigational software, systems and equipment sales. If customers do not purchase the Company’s products as a result of competition, technological change, budget constraints or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company derives a significant portion of its revenues from international sales and is subject to the risks of doing business in foreign countries.

In the fiscal year ended November 30, 2004, approximately 89% of the Company’s revenues were from international customers, including governmental customers: 21% from the U.S. and 68% from other international countries. For the fiscal year ended November 30, 2003, approximately 71% of the Company’s revenues were from international customers, including governmental customers: 44% from the U.S. and 27% from other international countries. The Company has focussed its expansion efforts for the future on the American, European and Australasian markets. As a result, the Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including those risks related to:

•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;

•	fluctuations in foreign currency exchange rates;

•	the complexity and necessity of dealing with foreign representatives and consultants;

•	imposition of tariffs or embargoes, export controls and other trade restrictions; and

•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.

The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, the U.S. dollar, the Australian Dollar and the Euro.

Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions are in U.S. dollars, Australian dollars and Euros. In addition, certain of the Company’s subcontract payable and direct cost transactions are in U.S. dollars. For the fiscal year ended November 30, 2004, approximately 25% of the Company’s revenue and 10% of its expenses were transacted in U.S. dollars. During the same period, approximately 11% and 5% of the Company’s revenue was transacted in Australian dollars and Euros respectively. For the fiscal year ended November 30, 2003, approximately 63% of the Company’s revenues and 12% of its expenses were transacted in U.S. dollars. During the same period, the Company did not have material transactions in Australian dollars or Euros. The Company expects that U.S. dollar, Australian dollar and Euro sales will continue to account for a material portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future. In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and Euro to Canadian Dollar exchange rate fluctuations, the Company utilizes its foreign exchange forward contract facility. As at November 30, 2004, the Company has entered into foreign exchange forward contracts in the amount of U.S. $851,196, Australian $3,678,061 and €383,310. As at November 30, 2003, the Company had entered into foreign exchange forward contracts in the amount of U.S. $1,343,705, Australian $0, and €0.

The Company has established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and the Company’s reputation and results of operations could be adversely affected by the Company’s inability to control those operations.

The Company relies on agreements with international corporations to assist it in pursuing contracts for major government procurements. These international corporations often assist the Company with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. The Company does not have assurance that these third parties will:

•	remain in business;

•	maintain the financial stability required to fulfill the requirements of these international procurements; and

•	continue to consider the Company’s products in their business priorities.

There can be no assurance that the Company would be able to pursue and secure major international government procurements without these third parties.

The Company may not be able to meet the delivery terms or budgeted costs of its firm fixed price contracts.

A majority of the Company’s contracts are firm fixed price contracts. There is a risk in every firm fixed price contract that the Company will be unable to deliver to the customer within the time specified or at a cost to the Company which is less than the contract price. In the absence of any amendments to the original firm fixed price contract to increase the price of the contract or extend the delivery times, customers may be in a position to terminate the contract, demand repayment or impose penalties on the Company. A significant cost overrun or delay in delivery to the customer could adversely affect the Company’s business and operating results.

The Company may lose sales, or sales may be delayed, because of the long sales and implementation cycles for its products and services.

The Company’s customers have typically invested substantial time, money and other resources and have many people involved in the decision to license the Company’s software products and purchase its hardware products and services. As a result, the Company may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of the Company’s products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.

Even if a purchase agreement is signed, the time period required to deploy the Company’s products varies significantly from one customer to the next. Implementing the Company’s products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy the Company’s products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy the Company’s products, we cannot guarantee that the Company’s products will be deployed successfully.

As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

Competition within the Company’s markets may reduce its procurement of future contracts and its sales.

The defence industry in which the Company operates is highly competitive. The Company’s competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar/marine equipment segment of the industry. Some of the Company’s competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities. There can be no assurance that the Company can continue to compete effectively with these companies.

The Company’s ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.

Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company’s future success will depend on its ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company’s future performance depends on a number of factors, including its ability to:

•	identify emerging technological trends in the Company’s market;

•	develop and maintain competitive products;

•	enhance the Company’s products by adding innovative features that differentiate its products from the competition

•	manufacture and bring products to market quickly at cost-effective prices.

The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as the Company currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of the Company’s products. The possibility that the Company’s competitors might develop new technology or products might cause the Company’s existing technology and products to become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than the Company’s competitors, its revenues will decline and its business, financial condition and results of operations will be negatively affected.

The Company depends on the recruitment and retention of qualified personnel, and its failure to attract and retain such personnel could seriously harm its business.

Due to the specialized nature of the Company’s business, its future performance is significantly dependent upon the continued services of its key engineering personnel and executive officers. The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to compete for these personnel could seriously harm its business, results of operations and financial condition.

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

The Company depends on offshore sub-contract labour in its geomatics and navigation systems operations to maintain a competitive position in the geomatics and navigation systems marketplaces.

The Company’s geomatics and navigation systems operations are dependent upon labour resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labour resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend upon a number of factors, including:

•	the geopolitical uncertainties specific to the home country of each sub-contractor;

•	the cultural compatibility between Canada and the home country of each sub-contractor;

•	the English language proficiency of the labour resources made available to the Company;

•	labour pool characteristics such as work ethic, education, skill level and attrition; and

•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s geomatics and navigation systems operations in the future.

The Company may be unable to protect its intellectual property rights, which could affect its ability to compete.

Protecting the Company’s intellectual property rights is critical to its ability to compete and succeed as a company. The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of the trademarks, copyrights and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of the Company’s proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

The Company’s operations depend on component availability and its key suppliers to manufacture and deliver its products and services.

The Company’s operations are highly dependent on the timely delivery of materials by outside suppliers. While the Company enters into purchase agreements with a few of its suppliers, the Company cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet the Company’s needs, it may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize its ability to satisfactorily complete the Company’s obligations under its contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to the Company’s reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.

The unpredictability of the Company’s results may harm or contribute to the volatility of the trading price of its common stock.

The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. For example, the Company’s net earnings decreased from $1,694,126 in fiscal 2002 to $352,016 in fiscal 2003 and further decreased to $248,017 because of the timing, level, and duration of customer orders, relative mix of contracts and customer product delivery requirements. Volatility in the market price of the Company’s common stock may prevent investors from being able to sell their common stock at or above the price such investors paid for their shares or at any price at all. The value of the Company’s common stock may fluctuate as a result of considerations that are difficult to forecast, such as:

•	the volume and timing of product orders received and delivered;

•	levels of product demand;

•	government and corporate spending patterns;

•	the timing of contract receipt and funding;

•	the Company’s ability and the ability of its key suppliers to respond to changes in customer orders;

•	the timing of the Company’s new product introductions and its competitors’ new product introductions;

•	the cost and availability of components and subsystems;

•	price erosion;

•	the adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

•	regulatory developments.

Sales of a significant number of shares of our common stock by existing shareholders could cause the market price of our common stock to decline.

If the Company’s shareholders sell substantial amounts of the Company’s common stock, including shares issued upon the exercise of outstanding options, the market price of the Company’s common stock may decline. These sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company deems appropriate. The Company is unable to predict the effect that sales may have on then prevailing market price of its common stock.

Changes in stock option accounting rules may adversely impact our operating results prepared in accordance with generally accepted accounting principles.

Technology companies like the Company have a history of using broad based employee stock option programs to hire, incentivize and retain its workforce in a competitive marketplace. Statement of Financial Accounting Standards No. 123, “ Accounting for Stock-Based Compensation,” allows companies the choice of either using a fair value method of accounting for options which would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (APB 25) with a pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method. The Company has elected to apply APB 25 and accordingly, it did not recognize any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of its common stock on the date of the grant.

In December 2004, the Financial Accounting Standards Board (FASB) issued statement 123R, “Share-Based Payment”, which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. This statement is effective for the Company beginning after December 1, 2005. The Company is currently evaluating the effect that the adoption of Statement 123R will have on its financial position and results of operations, and it is possible that the Company’s adoption of this standard may adversely affect its operating results in the future periods.

The Company may pursue strategic relationships, investments and acquisitions. The Company may not be able to successfully manage its operations if it fails to successfully integrate the acquired technologies and/or businesses.

As part of the Company’s business strategy, it may expand its product offerings to include application software products that are complementary to the Company’s existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:

•	difficulty in integrating the third party product with its products;

•	undiscovered software errors in the third party product;

•	difficulties in selling the third party product;

•	difficulties in providing satisfactory support for the third party product;

•	potential infringement claims from the use of the third party product; and

•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:

•	issues related to product transition (such as development, distribution and customer support);

•	the substantial management time devoted to such activities;

•	the potential disruption of the Company’s ongoing business;

•	undisclosed liabilities;

•	failure to realize anticipated benefits (such as synergies and cost savings);

•	the difficulty of integrating previously distinct businesses into one business unit; and

•	technological uncertainty regarding the current and future functionality of the product.

The Company may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.

If the Company’s expenditures exceed its incoming cashflows, the Company may be required to raise additional capital. In addition, the Company may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. For instance, the Company raised $3,004,200 in capital in fiscal 2003 to support expansion activities in its operations and a further $19,500,000 in the current fiscal year 2005 to support acquisition opportunities. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to raise additional funds, if needed, on terms satisfactory to it. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

The Company’s business could be adversely affected if it fails to manage its growth effectively.

If the Company fails to manage its growth effectively, the Company’s business and operating results could be adversely affected. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, the Company may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:

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

The Company potentially may receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from the Company’s core business, require it to stop selling or delay shipping, or cause the redesign of its product or products. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations.

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

Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company might experience significant errors or failures in its products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of the Company’s products. Customers use the Company’s products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that the Company is responsible for damages to the extent they are harmed by the failure of any of the Company’s products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, the Company could lose revenue or be subject to liability for service or warranty costs. Should this occur, the Company’s business and operating results could be adversely affected.

The Company’s products incorporate third party software products. As a result, the Company’s effectiveness and results of operations could be adversely affected by its inability to control the operations of third party suppliers.

The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:

•	remain in business;

•	support the Company’s product lines;

•	maintain viable and functional product lines; and

•	make their product lines available to the Company on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.

The Company’s products may not be compatible with various operating systems and therefore the Company may not be able to sell its products to potential customers.

The Company’s products are used in combination with various operating systems. The Company’s future success depends on our ability to continue to support widely-used operating systems. The Company’s applications run on Microsoft operating systems. Therefore, the Company’s ability to increase sales depends on the continued acceptance of Microsoft operating system products. If the Company is unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, its business and operating results could be adversely affected.

The Company is subject to various government audits, which may result in unfavorable assessments or penalties to the Company.

The Company is occasionally subject to compliance audits from government bodies and agencies relating to its Technology Partnership Canada (TPC) funding agreements, corporate income tax filings or federal, state, provincial and municipal government contracts for the procurement of the Company’s products and services. The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements and as part of a broader Industry Canada review of TPC funding agreements. This compliance audit was focused on ensuring the funding submissions by the Company meet the terms and conditions of its TPC funding agreement. The Company believes that it is in compliance with the terms of its TPC agreements but has not received any notification from Industry Canada regarding its audit conclusions. There can be no assurance that the compliance audit will result in a favorable assessment for the Company or that penalties will not be imposed on the Company for non-compliance.

Item 4. Information on the Company

A. History and development of the Company.

The Company

Offshore Systems International Ltd. was incorporated under the Company Act (British Columbia) on June 10, 1987 under the name “Kappa Resource Corporation”. On April 23, 1990, the Memorandum of the Company was altered to change the name of the Company to “Offshore Systems International Ltd.” and the Memorandum and Articles of the Company were amended to designate 10,000,000 of the 100,000,000 authorized Class A Preference Shares as Class A Preference Shares Series A Convertible. On February 4, 2003, the Memorandum and Articles were further amended to designate 10,000,000 of the 100,000,000 authorized Class B Preference Shares as Class B Series 1 Preference Shares. In March of 2004, the Government of British Columbia repealed The Company Act (British Columbia) and replaced it with The Business Corporations Act of British Columbia (the BCBCA). As required by the BCBCA, the Company filed an application for transition and was issued a Notice of Articles on May 15, 2004, the Company is now organized under the BCBCA. The Notice of Articles replaced the Company’s Memorandum. On April 11, 2005 the Company filed a Notice of Alteration to amend its Notice of Articles and Articles by creating a new series of Class B Preference shares designated as Class B Series 2 preference shares, and by creating a new class of preference shares known as Class C preference shares (which are described below in “Item 10b – Additional Information – Memorandum and articles of association”). On that date the Company also replaced its original Articles with revised Articles which conform with the BCBCA. Under the BCBCA, the Company has an indefinite life.

The Company’s registered and records office is located at Suite 1020 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8; tel: (604) 688-3800 and the Company’s head office is located at Suite 107 – 930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4; tel: (604) 904-4600.

Registered Agents

The Company’s registered agent in Canada is Computershare Trust Company of Canada, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9. The Company has a registered agent for service in Washington State for the United States subsidiary, OSI Geomatics Inc. Such agent, G&D, Inc., is located at 1420 Fifth Avenue in Seattle, Washington.

History

The Company was founded in 1977 (as Offshore Survey & Positioning Services Ltd.), initially providing positioning systems to oil companies. By the early 1980’s, the Company had pioneered the first chart display system for the marine market. Throughout the decade, the Company continued to lead the electronic charting industry, first by introducing its own line of electronic charts and then by developing newer innovative electronic charting systems.

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

In 1998, the Company strengthened the management team, and aligned the company’s product mix, sales force and product development focus. The Company focused in on military and government opportunities with their sophisticated requirements. Since then, the Company has equipped a number of Coast Guard and Navy fleets with new generations of ECPINS® software, including the U.S. Coast Guard, Canadian Coast Guard, Canadian Navy, Royal Danish Navy, Royal New Zealand Navy, Royal Australian Navy, Royal Navy of the United Kingdom and the U.S. Navy George Washington Battle Group.

Business Development

In 2001, the Company became a listed supplier under the U.S. General Services Administration, reducing the reporting burden associated with U.S. procurements. The Company also secured its first international fleet sale during 2001 to the Royal Danish Navy.

During 2002, the Company entered the land-based mapping field, utilizing the skills and experience gained in the production and distribution of marine charts. The Company formed the Geomatics business unit, which has achieved significant contract wins in fiscal 2003, its first full year of operations and fiscal 2004.

In February 2003, the Company launched a new product, COP-IDS®, for the situational awareness market, targeting Command and Control, mission planning, navigation and mobile asset management applications.

During the past few years, the strategy of forging relationships with partners in order to pursue lucrative international procurements has proven to be very successful and has positioned the Company as a leader in situational awareness technologies. The Company’s teaming partners include CAE Inc. in Canada, Lockheed Martin and General Dynamics in the U.S., Kelvin Hughes in the U.K., Nautronix Ltd. in Australia, and Terma in Denmark.

Recent Financing and Acquisition

In April 2005, the Company completed a private placement in the aggregate amount of $19,500,000 through the sale of 19,500 units, with each unit comprised of 20 voting Class B Preference Shares Series 2 (Preference Shares) and 588 share purchase warrants (warrants). The issue price was $1,000.01 per unit. Compensation in consideration of the provision of advisory services totalling $815,908 and an additional 350,000 warrants was paid in connection with this private placement to E. Brinton Coxe, a director of the Company. The cash compensation of $815,908 paid to Mr. Coxe includes an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian Dollar. Finder’s fees of $1,001,362 and an additional 579,064 warrants were paid to the investment bankers, C.E. Unterberg, Towbin. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each Preference share is convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each Preference share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years.

The proceeds of the private placement financing will be used to pursue acquisitions, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B Preference Shares Series 1 held by two institutional investors at a cost of approximately $2,900,000.

In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for U.S.$1,000,000, subject to final closing adjustments. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market. A copy of the Company’s letter of intent to acquire Mapcon is filed with this form 20-F and is listed as exhibit 4.10 under “Item 19 – Exhibits”.

During fiscal years 2002, 2003, 2004 and the current fiscal year, the Company has not received any public takeover offers from third parties or given any public takeover offers with respect to other companies other than the Mapcon acquisition previously described.

In addition, there have been no immovables and no major capital expenditures or divestitures in the fiscal years 2002, 2003, 2004 and current fiscal year.

B. Business overview

Business Units

The Company develops and provides display systems and data for defense, government and commercial customers. The company conducts its operations through three business units.

The Company’s Navigation Systems business unit develops, produces and sells marine electronic chart display instruments for precise positioning and navigation of ships and related products and services. The majority of the Company’s revenue is derived from this business unit. The Navigation Systems business unit is part of the Company’s Offshore Systems Ltd. (OSL) subsidiary. For the year ending November 30, 2004, revenues from the Navigation Systems business unit amounted to $10,232,671 or 76.1% of total revenues.

The Company’s Geomatics business unit develops and provide analysis, production, and distribution of geo-spatial data products for military and commercial customers around the world. The Geomatics business unit operates through the Company’s subsidiaries, OSI Geomatics Ltd. and OSI Geomatics Inc. (referred in aggregate as OSI Geomatics or OSIG). In April 2005, the Company expanded its Geomatics business unit by acquiring Mapcon Mapping Consultants Inc. of Salt Lake City, Utah. For the year ending November 30, 2004, revenues from the Geomatics business unit amounted to $3,027,353 or 22.5% of total revenues.

The Company’s Applications business unit started in fiscal 2004 and develops situational awareness products and services for command and control systems in the military, government agencies and system integrators. The Applications business unit operates as a division of the Company’s OSL subsidiary. For the year ending November 30, 2004, revenues from the Applications business unit amounted to $191,279 or 1.4% of total revenues.

Principal Products and Services

During the last three years, the principal products and services sold by the Company’s business units were as follows:

Navigation Systems Business Unit

Electronic Chart Precise Integrated Navigation System (ECPINS®)

The principal product of the Navigation Systems business unit is ECPINS®, which was introduced in 1991, as a “real time” electronic chart display and information system for use in the commercial shipping industry and in military defence. ECPINS® analyzes critical information such as the ship’s heading, speed and position, and displays the ship’s position in real time on an electronic chart, as well as tracking other vessels with its optional radar overlay and Universal Automatic Identification System interfaces. In addition, ECPINS® has the ability to display unsafe water depth (soundings) and to project an “anti-grounding sector” ahead of the ship for any selected time interval which will trigger alarms if the vessel is approaching shoals, reefs or other hazards. ECPINS® combines the “collision avoidance” capabilities of radar with the “grounding avoidance” capabilities of electronic nautical charts.

With a growing market demand for high-end ECPINS® systems for military customers, OSL offers systems solutions and services to various government customers. These customers have unique requirements requiring a systems solution, which usually involves the bundling of ECPINS® products with systems customization, training and installation. These customers often have non-recurring engineering needs that are met by OSL’s engineering capabilities.

In August of 2000, OSL launched the latest version of ECPINS®, ECPINS®-M, a new product specifically created for the military, para-military and government markets, and ECPINS® 3000 series through 5000 series products for the commercial market. All current ECPINS® models run on an Intel x86 computer (PC) with a Microsoft Windows NT 4.0 operating system. ECPINS-M®, was designed to incorporate OSL’s high performance seamless and simultaneous chart display with the specific navigational demands of the military market. ECPINS® commercial products have three separate product series with functions ranging from basic entry-level to complex instruments with radar overlay display capability, all at lower price points than the original ECPINS® product. The three models are known as the ECPINS® 3000, 4000, and 5000.

Projects

OSL, from time to time, accepts contracts for the development of additional features and capabilities for incorporation into ECPINS®. These projects often become specialized products specific to the customer.

Geomatics Business Unit

Geomatics

OSIG provides analysis, production and distribution of electronic nautical chart and land mapping data to customers in Canada and the U.S. These services are provided on a contract basis to government and commercial organizations such as hydrographic offices, regional and local governments, military agencies and shipping companies. OSIG also sells electronic navigation charts from various national hydrographic offices and its own intellectual property inventory to commercial and government customers.

Applications Business Unit

Common Operational Picture (COP) Products

In February 2003, the Company launched COP-IDS®, a client server application that allows customers to integrate OSL’s mapping and imagery display technology into existing Command and Control (C2) systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture – Image Display Server and it is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows the Company’s customers to share data across C2 systems, regardless of the systems in use. COP-IDS® is a C2 product that addresses the needs of not only navy applications but also army, air force, special forces and coalition forces operations.

Seasonality

The Company’s business does not experience seasonality in its sales and operations.

Major Customers

The Company’s government customers continue to play a significant role in the success of the ECPINS® product line. Sales in fiscal 2004 to the Royal Australian Navy, Royal Navy of the United Kingdom and United States Coast Guard accounted for 26%, 24% and 8% respectively. No other customer represented more than 10% of sales during this reporting period. The remaining 42% of the Company’s 2004 consolidated revenue were generated through sales to commercial and other military customers.

Geographic Markets

Approximately 36%, 32%, and 21% of the Company’s consolidated revenues for fiscal 2004 were from customers from Australia/New Zealand, Europe and the United States, respectively. Approximately 29%, 44%, and 27% of the Company’s consolidated revenues in fiscal year 2003 were from Canada, the United States and other international customers, respectively. Approximately 24%, 53%, and 23% of its consolidated revenues in fiscal year 2002 were from Canada, the United States and other international customers, respectively.

Sources and Availability of Components

The Company purchases computer components and other electronic hardware for assembly into its systems. These goods are available from multiple suppliers, and prices are subject to the normal trade practices for the industry. The Company does not depend on any major supplier. No raw materials are used in the Company’s products.

Sales, Marketing and Distribution

The Company’s three business units use a common distribution strategy which relies on a combination of direct sales and indirect sales through teaming relationships, strategic partnerships and distributorships to obtain major orders from both new and existing customers. The Company’s direct sales force focuses on the domestic markets and its indirect sales channels focus on the international and global markets for the Company’s products and services. This strategy has resulted in the Company’s navigation systems business winning six open procurement competitions.

During fiscal 2004, the Company’s three business units had combined 15 employees engaged in sales and marketing products and three distributors for its navigation systems products. The distribution of sales ranged from naval customers, including the Royal Navy of the United Kingdom, the Royal Australian Navy, the Royal New Zealand Navy and the Portuguese Navy, to commercial shipping companies.

The Company also attends selected major international trade shows and conferences. During its fiscal year ended April 30, 2005, the Company’s business units attended shows and conferences as follows:

Navigation Systems Business Unit

The Company’s Navigation Systems business unit showed ECPINS®-M and/or ECPINS® at the following trade shows:

Pacific Maritime Expo, February 2004 – Sydney, Australia
MACC Show, June 2004 Norfolk – VA
UDT (Underseas Technology), October 2004 – Honolulu, Hawaii

Applications Business Unit

The Company’s Applications business unit showed software applications and tools for situational awareness at the following trade shows:

CDIA , February 2004 – Ottawa, Ontario
Joint Warrior Interoperability Demonstration (JWID), June 2004 – Ottawa, Ontario
Intl Coast Guard Industry Days, September 2004 – Washington, DC
UDT (Underseas Technology), October 2004 – Honolulu, Hawaii
DGI (Defence Geospatial Intelligence Conference), January 2005 – London, England

Competition

Navigation Systems Business Unit

Competition for OSL’s ECPINS® products comes from companies that sell other integrated navigational systems based on electronic chart technology. These systems exist in a wide variety of formats, each offering features and benefits for differing applications.

A potential group of competitors comes from the radar/marine equipment segment of the industry and generally consists of large corporations, including Raytheon Marine GmbH and STN Atlas Elektronik GmbH from Germany, Kongsberg Maritime AS from Norway, Kelvin Hughes Limited from the United Kingdom, Sperry Marine a division of Northrop Grumman Corporation from the United States and Transas Marine Ltd. from the United Kingdom. All of these companies offer competing products.

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

Geomatics Business Unit

Competition for OSIG’s products and services comes from two groups of organizations.

The first and larger group consists of organizations that are largely focused on providing photogrammetric and mapping services and products. This group is dominated by a few large and medium sized firms and over 300 small firms. The small firms may also provide services to the large and medium sized firms on a sub-contract basis. Organizations that fall in the group of large and medium sized firms include Woolpert LLC, BAE Systems/ADR Inc., HJW GeoSpatial, Inc., Surdex Corporation, 3DI LLC, Aerial Services Inc., Merrick & Company, EarthData, Photo Science, Inc. and 3001 Inc., all of the U.S., the Mapping Group of MacDonald Detwiller & Associates’ Ltd.’s Geographic Information Products Division, Intermap Technologies Corporation, Hauts-Monts International Inc. and SNC — LAVALIN Environment Inc. all of Canada. Firms outside of Canada and the U.S. that fall into this group are Institut Géographique National of France, Hansa Luftbild AG of Germany, Trabajos Catastrales, S.A. of Spain, Geocart S.A. of Spain, Cartographic Institute of Cataluña (ICC) of Spain and Sistemas de Información Geográfica S.A. de C.V. of Mexico.

The second group are those organizations focused on providing analysis, production and distribution of electronic nautical chart data. This group is dominated by the government hydrographic offices of approximately 30 countries which have historically provided the majority of the world’s nautical charts. Many of these hydrographic offices now sub-contract a portion of their nautical chart production to private companies. Private sector competition is limited to a handful of companies. Companies in this group include: C-Map of Norway and the U.S., Nautical Data International Inc. of Canada, Transas Dataco Ltd. of United Kingdom, 3001 Inc. of the U.S. through their association with IIC Technologies Inc. of India, Infotech Enterprises Limited of India and GeoNet Technologies Inc. of Canada.

Applications Business Unit

Competition for OSL’s COP-IDS® products would come from companies that sell other similar systems based on electronic chart and land map technology. Currently, the principal competitor for COP-IDS® is a product developed by Northrop Grumman known as the Command and Control Personal Computer (C2PC) The addition of the COP-IDS® solution into the market may prompt other companies to develop and market competing products. Companies that may elect to do this would be defence and commercial contractors who currently offer products that compete with our ECPINS® products, and companies such as Intergraph Corporation and ESRI in the U.S. that offer similar land-based information products.

Trademarks and Intellectual Property Rights

The Company has registered trademarks for “ECPINS®” and “COP-IDS®” in Canada and the United States. The Company either owns or licenses the rights to all intellectual properties used in its products.

The Company’s trademark and copyright protection contributes to the preservation of its competitive position in the market. There can be no assurance that any of these will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with our employees, and nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect the Company.

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

Research and Product Development

The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. The Company continued to invest in new product development in 2004 and believes it to be a critical component of its future success.

Plan of Operation

The Company expects to expand its operations and increase market share by pursuing potential strategic acquisitions in the 2005 fiscal year. The Company expects any future acquisitions to either extend its product line, increase the value of its existing products, or accelerate the Company’s entry into new Geomatics or Applications market segments. At the date of this filing, the Company has not entered into any letters of intent with potential acquisition targets.

C. Organizational structure.

The Company presently has five wholly owned subsidiaries: Offshore Systems Ltd. (OSL), incorporated under the Company Act of British Columbia on February 18, 1990; OSI Geomatics Inc. (OGI) (formerly Offshore Systems International Inc), incorporated under the laws of Washington State on September 15, 1992; OSI Geomatics Ltd. (OGL) (formerly Offshore Charts Ltd.), incorporated under the Business Corporations Act of Yukon Territory on March 20, 1998, Offshore Survey and Positioning Services Ltd. (OSPS), incorporated under the Company Act of British Columbia on November 16, 1977 and Mapcon Mapping Consultants, incorporated under the laws of the State of Utah on August 6, 1987, and acquired by the Company on April 8, 2005. The Company’s Navigation Systems and Applications business unit activities are carried on through OSL. Its Geomatics business unit activities are conducted through the combined operations of OGL, OGI and Mapcon Mapping Consultants Inc., which was acquired in April 2005. OSPS has been inactive since 1990 and, has no material assets; however, it has not been wound up.

D. Property, plants and equipment.

Human Resources and Facilities

As at November 30, 2004, the Company had 69 employees based at its facilities located in North Vancouver, British Columbia. The Company leases 18,206 square feet and uses the property for its Headquarters, Sales & Marketing, Research & Development, Software Development, Service Production and Administration.

One employee operates from a client’s premise located in Australia. One other employee operates from an office located in Ottawa, Ontario, Canada. These offices are used for sales and marketing purposes by the Company.

In April 2005, the Company added 12 employees from the acquisition of Mapcon Mapping Consultants Inc. The 12 employees operate from leased facilities in Salt Lake City, Utah

At November 30, 2004 and 2003, all of the Company’s plant and equipment were located in Canada. There are no present plans to construct, expand, or improve facilities.

	2004
		Accumulated
	Cost	depreciation	Net
Equipment	$3,910,980	$3,038,921	$872,059
Furniture and fixtures	131,095	94,705	36,390
Leasehold improvements	222,737	193,084	29,653

	$4,264,812	$3,326,710	$938,102

	2003
		Accumulated
	Cost	depreciation	Net
Equipment	$3,772,026	$2,838,400	$933,626
Furniture and fixtures	126,534	86,378	40,156
Leasehold improvements	222,737	185,673	37,064

	$4,121,297	$3,110,451	$1,010,846

Environmental Protection Requirements

Environmental protection requirements do not have any material adverse financial or operational effect on the capital expenditures, earnings or competitive position of the Company. Environmental protection requirements also do not affect the Company’s utilization of its property or products. Furthermore, there have been no environmental issues that affect the Company’s utilization of assets in the current year and past three fiscal years.

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

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, industry supply levels, actions by government authorities, uncertainties associated with legal proceedings and negotiations, foreign exchange rates, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A. Operating results

The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services, and fluctuations in materials costs. The Company’s operating results are also affected by factors such as price competition, manufacturing effectiveness and efficiency, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor. Economic factors such as foreign exchange fluctuations, government and corporate spending patterns and regulatory developments may also affect the Company’s operating results, which may impact the volatility of the trading price of its common stock.

The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2004 (FY2004) in comparison with those for the fiscal year ended November 30, 2003 (FY2003) and for the fiscal year ended November 30, 2003 in comparison with those for the fiscal year ended November 30, 2002 (FY2002). This discussion should be read in conjunction with the Company’s 2004 and 2003 audited consolidated financial statements.

Overview

For FY2004, the Company had net earnings of $248,017, or 1.9% of revenue, compared to earnings of $352,016, or 3.0% of revenue for FY2003. After adjusting for the dividends on the Class B Preference Share Series 1, basic earnings per share for FY2004 was $0.00 per share and loss of $0.01 per share on a diluted basis, compared to FY2003 loss per share of $0.02 on a basic and diluted basis.

The Company’s results for FY2004 were largely driven by the Company’s revenue growth, increased sales and marketing expenses, the increasing costs of regulatory compliance and financial assistance received from Technology Partnerships Canada (TPC). The Company was selected for major fleet contracts with the Royal Navy of the United Kingdom, as part of a teaming arrangement with Lockheed Martin UK, Kelvin Hughes Ltd. and with the Royal Australian Navy, as part of the teaming arrangement with Nautronix Ltd. and Scientific Management Associates. In addition, the Royal New Zealand Navy exercised contract options with delivery occurring during the third quarter. On April 26, 2004, the Company signed a second agreement with TPC that provides the Company with financial assistance to fund research and development activities. This assistance reduces the operating expenditures of the Company.

To Management’s knowledge, there are no known governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders. Inflationary factors have not had a material impact on the Company’s operating results for FY2004 or FY2003.

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with U.S. GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated. U.S. GAAP requires the Company to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates. During FY2004, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies. The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. These estimates are made after taking into consideration factors such as overall contract value, contract profitability and the timing of revenue recognition. Revenues from these contracts are recognized using the percentage of completion method in conformity with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, which measures the percentage of costs incurred of the total estimated costs to complete for each contract. If the actual results differ from the estimates included in the financial statements, or if the Company adjusts its estimates in future periods, the Company may need to adjust the stated revenues for these projects. If the Company anticipates that a contract or a contract segment will generate a loss, the Company estimates that loss and records the total expected loss on the contract or contract segment. Unearned revenues are amounts that have been billed to the customer but have not been recognized in revenue.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms on an ongoing basis and when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made. The vast majority of the Company’s customers are national government departments and, as a result, the Company believes its exposure to credit risk is low.

Unbilled accounts receivable

Included in accounts receivable are unbilled amounts where revenue is recognized on long-term contracts based on percentage of completion exceeding the amount billed to the customer in accordance with the milestone terms of the contract. The Company believes that unbilled accounts receivable will be invoiced and collected and reviews all balances for collectability on a quarterly basis.

Inventory

Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value.

The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Deferred Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes deferred income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgement that is subject to audit by tax authorities in the ordinary course of business.

Stock-Based Compensation and Other Stock-Based Payments

The Company accounts for stock based compensation in accordance with the intrinsic value method of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”, to present the fair value of grants under the Company’s existing stock-based compensation plans to employees. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation has been recognized for grants made under the stock option plan.

For stock options granted to non-employees, the Company follows the requirements of SFAS No. 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the options issued, whichever is more reliably measurable. The fair value of the stock options was estimated using the Black-Scholes option pricing model, using weighted-average assumptions for the following: dividend yield, volatility rate, risk-free interest rate and expected average life. The value of the options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Impact of Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 151 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which replaces SFAS No. 123 and supercedes APB Opinion No. 25. SFAS No. 123R requires all, share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method beginning with the first interim or annual period after December 1, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Accordingly, the Company is required to adopt SFAS No. 123R beginning December 1, 2005, and recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2005, that were previously disclosed on a pro-forma basis. The Company is evaluating the impact of SFAS No. 123R and expects that the adoption of SFAS No. 123R may have a material impact on the consolidated statements of earnings and earnings per share depending on the future stock options granted by the Company.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 153 on its consolidated financial statements.

Results of Operations – November 30, 2004 compared to November 30, 2003

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30
	2004	2003
Revenues:
Software	41.5%	9.0%
Systems and system components	32.2%	53.9%
Geomatics	22.2%	30.9%
Other	4.2%	6.2%

	100.0%	100.0%

Cost of sales	42.1%	44.8%

Gross Profit	57.9%	55.2%

Expenses
General and administrative	24.6%	21.7%
Research and development	15.6%	13.4%
Sales and marketing	23.5%	17.4%
Depreciation and amortization	1.7%	2.1%
Interest	0.0%	0.0%
Foreign exchange loss (gain)	0.3%	1.6%
Technology Partnerships Canada royalty	0.9%	0.4%
Technology Partnerships Canada contribution	(10.9%)	(3.3%)

	55.7%	53.4%

Earnings from operations	2.2%	1.8%

Income tax expense (recovery)	0.3%	(1.2%)

Earnings for the year	1.9%	3.0%

Revenues

The Company’s revenues from the three business units is derived from four sources: Systems and system components, Software, Geomatics, and Other. Systems and system components revenues are derived from sales of system solutions and components of system solutions. Software revenues are derived from the sale of ECPINS® and COP-IDS®

software. Geomatics revenues are generated from hydrographic chart and land-based mapping services, and from the sales of geo-spatial data for electronic display. Other revenue includes revenue derived from system repairs, system servicing, system installation, training and consulting.

Consolidated revenue for FY2004 was $13,451,303, compared with $11,520,793 for FY2003, resulting in an increase of $1,930,510 or 16.8%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements.

The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During the FY2004, the Company continued and expanded its business development initiatives with prospective and existing customers. Some of the activities did not result in closing orders during this period because of the long sales cycles, but may yield orders in the future.

The main customers for the Company’s products and services were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Royal Australian Navy through Nautronix Ltd., the U.S. Coast Guard, the Royal New Zealand Navy and the Portuguese Navy through SICOM—Sistemas de Comunições, Lda, of Lisbon, Portugal. Revenue from these customers accounted for 69% of the consolidated revenue for FY2004. For FY2003, the main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defence, Royal Danish Navy and the U.S. Navy. Revenue from these customers accounted for 70% of the consolidated revenue for FY2003. Approximately 87% of the Company’s revenue for the FY2004 was from national and international governments compared to 91% for FY2003.

A significant change in the Company’s revenue mix occurred during the last fiscal quarter of 2003 and the six months ended May 31, 2004. Revenues during this period shifted from Systems and system components to Software. The revenue shift was the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 and the first two fiscal quarters of 2004 where, in order to ensure its success in pursuing certain contracts, the Company elected to sell off-the-shelf or customized versions of its ECPINS® software. Prior to this, the Company focused on the delivery of ECPINS® electronic chart navigation systems which included both its ECPINS® software and specialized hardware.

During the third and fourth fiscal quarters of 2004 the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems which are reported as Systems and systems component revenue.

Segment Results

Revenue from the Navigation Systems business unit for FY2004 was $10,232,671 compared to $7,927,166 for FY2003, an increase of $2,305,505 or 29.1%. The increase in revenue in FY2004 over FY2003 is attributable to contracts from the Royal Navy of the United Kingdom and the Royal Australian Navy that were awarded to the Company in late FY2003 and early FY2004.

Revenue from the Geomatics business unit for FY2004 was $3,027,353 compared to $3,593,627 for FY2003, a decrease of $566,274 or 15.8%. The business unit revenue levels decreased in the current fiscal year compared with that of the previous fiscal year as the result of supplier delays experienced by the Company in receiving the contracted services to satisfy customer needs and increased difficulty in penetrating the U.S. geomatics market.

Revenue from the Applications business unit was $191,279 for FY2004, its first year of operations. The Applications business unit develops software applications and tools for situational awareness and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The sales cycle into government customers for Applications products can be upwards of three years. The Applications business unit’s initial product is Common Operational Picture – Image Display Server (COP-IDS®).

In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers. The following tables present revenues from sales to customers outside the consolidated entity for the past two fiscal years ended November 30 by source:

	2004
	Navigation
	Systems	Applications	Geomatics	Total
Software	$5,496,118	$80,422	$—	$5,576,540
Systems and system components	4,217,883	110,857	—	4,328,740
Geomatics	—	—	2,979,728	2,979,728
Other	518,670	—	47,625	566,295

Total Revenue	10,232,671	191,279	3,027,353	13,451,303

	2003
	Navigation
	Systems	Applications	Geomatics	Total
Software	$1,036,417	$—	$—	$1,036,417
Systems and system components	6,208,464	—	—	6,208,464
Geomatics	—	—	3,560,440	3,560,440
Other	682,285	—	33,187	715,472

Total Revenue	7,927,166	—	3,593,627	11,520,793

Gross Profit

For FY2004, the Company’s gross profit increased by $1,420,254 or 22.3% to $7,781,979 from $6,361,725 for FY2003. Gross profit percentage increased to 57.9% from 55.2% when comparing FY2004 to FY2003.

A significant change in the Company’s revenue mix occurred during the last fiscal quarter of 2003 and the six months ended May 31, 2004. Revenues during this period shifted to Software from Systems and system components and resulted in the Company reporting higher gross profit percentage. The revenue shift was the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 and the first two fiscal quarters of 2004. These contracts required the Company to deliver off-the-shelf or customized versions of its ECPINS® software.

During the third and fourth fiscal quarters of 2004 the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems.

Segment Results

Gross profit from the Navigation Systems business unit for FY2004 was $6,561,870 compared to $4,797,613 for FY2003, an increase of $1,764,257 or 36.8%. Gross profit percentage increased to 64.1% from 60.5% period over period. The increase was attributable to the increased software revenue for the six months ended May 31, 2004 and resulted in the Navigation Systems business unit reporting gross margin percentages that were higher than those reported historically. During the third and fourth fiscal quarters of 2004, the Company’s revenue mix returned to its historical makeup which has the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems.

Gross profit from the Geomatics business unit for FY2004 was $1,048,591 compared to $1,564,112 for FY2003, a decrease of $515,521 or 33.0%. Gross profit percentage decreased to 34.6% from 43.5% period over period. The decrease is the result of the competitive nature of the geomatics market where customers are very price sensitive and the increasing protectionism the Geomatics business unit has encountered entering the U.S. geomatics market. The Company plans to implement changes in the strategies to improve its market position in the U.S.

Gross profit for the Company’s new Applications business unit was $171,518 for FY2004, its first year of operations. Gross profit percentage for FY2004 was 89.7% and reflected the contract mix that included more applications software contracts than applications systems contracts.

General and Administrative Expenses

General and administrative (G&A) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and other general administrative expenses, net of interest and other income. For FY2004, G&A increased by $804,391 or 32% to $3,302,412 from $2,498,021 for FY2003. As a percentage of revenue, G&A increased to 24.6% from 21.7% period over period. The increase is the result of increased professional fees, salaries, directors’ fees and directors and officers insurance, and decreased interest income that resulted from lower cash reserves during the periods. The Company anticipates that as a result of recently introduced regulations in Canada and the U.S., the Company will continue to experience increases in costs primarily relating to professional fees.

Research and Development Expenses

Research and development (R&D) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses and related expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under U.S. GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. The Company has not capitalized any development costs for FY2004 or FY2003.

For FY2004, R&D costs increased by $556,283 or 35.9% to $2,104,806 or 15.6% of revenue, compared to $1,548,523 or 13.4% of revenue for FY2003. The increase in spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS® product and the continuing development of the ECPINS® product. The increase in R&D costs for FY2004 does not reflect approximately $282,000 that was charged to cost of sales to support the software customization required to meet the needs of specific customers. For FY2003, R&D costs charged to cost of sales to support the software customization required to meet the needs of specific customers was approximately $114,000.

In November of 1999, the Company entered into an agreement with Technology Partnerships Canada (TPC) whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2003. As at November 30, 2003, the Company had received the maximum eligible contribution of $4,000,177. Under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. To November 30, 2004, the Company has paid royalties of $929,303 (2003 — $745,911) and accrued for future payment of royalties of $311,851 (2003 — $370,819). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

In April of 2004, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at November 30, 2004, the Company has claimed for $1,471,414 of eligible assistance under the TPC program. The Company will receive the remaining contributions over the remaining term. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. commencing January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for fiscal 2004.

Sales and Marketing Expenses

Sales and marketing (S&M) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services For FY2004, S&M expenses increased by $1,160,121 or 58.0%, to $3,160,359 or 23.5% of revenue from $2,000,238 or 17.4% of revenue in FY2003. The increase in expenses was the result of the Company’s additional S&M staff hired to pursue new business opportunities. The Company has increased its level of business development activity relating to its expansion efforts into American, European and Australasian markets. The expansion effort targets new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions and to broaden the Company’s customer base and thereby reducing its dependence on the Company’s current few international customers. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years. The Company expects a continued increase in S&M expenditures for the ongoing pursuit of these opportunities.

Depreciation and Amortization

Total depreciation and amortization increased by $2,585 or 0.7% to $362,564 or 1.7% of revenues for FY2004 from $359,979 or 2.1% of revenues for FY2003. The increase reflects the acquisitions in the period and mix of property, plant and equipment in FY2004.

Interest

Interest expense decreased to $2,045 for FY2004 from $2,824 for FY2003. The Company did not utilize its operating line credit facility of $1,000,000 during FY2004.

Foreign Exchange

Foreign exchange loss for FY2004 decreased by $113,623 or 74.8% to $38,338 from $151,961 for FY2003. The decrease in fiscal 2004 was the result of the Company having established a policy during the first quarter of FY2003 to hedge against foreign exchange exposure.

Based on the FY2004 operations, the Company estimates that a U.S. $0.01 increase in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $25,000. An Australian $0.01 increase in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $12,000. An increase of €0.01 in the exchange rate of the Euro relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $10,000.

The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2004. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s consolidated financial statements.

Income Taxes

The Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $3,079,232 Canadian and $315,342 U.S. non-capital losses carried forward and other tax balances. As a result of this assessment, the Company has recognized a deferred tax recovery of $479,446 for FY2004 compared to a deferred tax recovery of $363,484 for FY2003. In accordance with U.S. GAAP, the Company provided a valuation allowance of $3,842,899 in FY2004 compared with $3,758,072 in FY2003 against the total deferred tax asset as it is not considered “more likely than not” that the remaining deferred tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

For FY2004, the Company recorded current tax expense of $521,404, which is the tax expense that the Company would have incurred had the Company not had available losses carried forward from prior years. This compares to a current tax expense for the prior fiscal year of $223,385.

Backlog

Total backlog as at November 30, 2004 was $21.1 million compared to $3.3 million at November 30, 2003. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at November 30, 2004 was at $8.4 million compared to $0.9 million at November 30, 2003. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at November 30, 2004 was at $12.7 million compared to $2.4 million at November 30, 2003. There is no guarantee or certainty that the Company’s customers will elect to exercise their contract option backlog. Should the Company’s customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Total backlog, firm backlog and option backlog are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures also do not have a comparable GAAP measure.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position and revenue for the period. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued, and will continue to pursue, major contracts with a lengthy sales cycle and, as a result, there could be large variations in its total backlog position and revenue from one fiscal quarter to another. The increased firm backlog and option balances at November 30, 2004 as compared to November 30, 2003 were the result of the Company and its partners winning the Royal Navy of the United Kingdom tender and additional contract awards from the Royal Australian Navy.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any Company customer. The Company has included the full value of these government contracts in total backlog.

Results of Operations – November 30, 2003 compared to November 30, 2002

Overview

For FY2003, the Company had earnings of $352,016, or 3.0% of revenue, compared to earnings of $1,694,126, or 12.3% of revenue for the FY2002. After adjusting for the dividends on the Class B Preference Share Series 1, loss per share for FY2003 was $0.02 on a basic and diluted basis, compared to FY2002 basic earnings per share of $0.07 and $0.06 per share on a diluted basis.

The lower revenue in FY2003 as compared to FY2002 was largely attributable to the substantial completion in fiscal 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal 2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract in early fiscal 2003.

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30
	2003	2002
Revenues:
Systems and system components	53.9%	70.3%
Geomatics	30.9%	17.0%
Software	9.0%	7.0%
Other	6.2%	5.7%

	100.0%	100.0%

Cost of sales	44.8%	51.4%

Gross Profit	55.2%	48.6%

Expenses
General and administrative	21.7%	19.0%
Research and development	13.4%	11.0%
Sales and marketing	17.4%	12.8%
Depreciation	2.1%	1.2%
Interest	0.0%	0.0%
Foreign exchange loss (gain)	1.6%	(0.2%)
Technology Partnerships Canada royalty	0.4%	3.4%
Technology Partnerships Canada contribution	(3.3%)	(6.3%)

	53.4%	41.0%

Earnings from operations	1.8%	7.6%

Proceeds on settlement of claim	0.0%	1.6%

Earnings before tax recovery	1.8%	9.2%

Income tax recovery	1.2%	3.1%

Earnings for the year	3.0%	12.3%

Revenues

Consolidated revenue for FY 2003 was $11,520,793, compared with $13,814,133 for FY2002, a decrease of $2,293,340 or 16.6%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During FY2003, the Company continued and expanded its business development initiatives with prospective and existing customers. Some of these activities did not result in closing orders during the year but may yield orders in subsequent fiscal years. The main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defense, Royal Danish Navy and the U.S. Navy. Revenue from these customers accounted for 70% of the consolidated revenue for FY2003 compared to 90% of the consolidated revenue for FY2002. Furthermore, approximately 91% of the Company’s revenue for the FY2003 was from national and international governments compared to 98% for FY2002.

Segment Results

Revenue from the Navigations systems business unit for FY2003 decreased to $7,927,166 from $11,466,669 for FY2002, for a decrease of $3,539,503 or 30.8%. This decrease was largely attributable to the substantial completion in fiscal year 2002 of the Canadian Department of National Defense contract awarded to the Company in FY2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract during FY2003.

Revenue from the Geomatics business unit for FY2003 was $3,593,627 compared to $2,347,464 for FY2002, an increase of $1,246,163 or 53.1%. In FY2003, most of the increased revenue resulted from the Company’s expansion into the land mapping market in the fourth quarter of FY2002, although some increases in revenues stemmed from the existing customer base in the nautical chart market.

The Applications business unit began operation in FY2004. Consequently, there were no revenues in FY2003 or FY2002.

In both operating segments, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers. The following tables present revenues from sales to customers outside the consolidated entity for FY2003 and FY2002 by source:

	2003
	Navigation
	Systems	Applications	Geomatics	Total
Software	$1,036,417	$—	$—	$1,036,417
Systems and system components	6,208,464	—	—	6,208,464
Geomatics	—	—	3,560,440	3,560,440
Other	682,285	—	33,187	715,472

Total Revenue	7,927,166	—	3,593,627	11,520,793

	2002
	Navigation
	Systems	Applications	Geomatics	Total
Software	$970,323	$—	$—	$970,323
Systems and system components	9,707,393	—		9,707,393
Geomatics		—	2,347,464	2,347,464
Other	788,953	—	—	788,953

Total Revenue	11,466,669	—	2,347,464	13,814,133

Gross Profit

The Company’s gross profit decreased by $351,657 or 5.2% to $6,361,725 in FY2003 from $6,713,382 in FY2002. Gross profit percentage increased to 55.2% in FY2003 from 48.2% in FY2002. The decrease in gross profit was due to lower revenues in FY2003 compared to FY2002. The gross profit percentage increase was attributable to a major project that included a large proportion of third-party systems at low gross profit margins in FY2002.

Segment Results

Gross profit from the Navigation Systems business unit for FY2003 was $4,797,613 compared to $5,896,638 for FY2002, a decrease of $1,099,025 or 18.6%. Gross profit percentage increased to 60.5% from 51.4% period over period. The decrease in gross profit and increase in gross profit percentage is attributable to the completion of the Canadian Department of National Defense contract which included a large proportion of third-party systems at low gross profit margins in FY2002.

Gross profit from the Geomatics business unit for FY2003 was $1,564,112, compared to $816,744 for FY2002, an increase of $747,368 or 91.5%. Gross profit percentage increased to 43.5% in FY2003 from 34.8% in FY2002. The increase in gross profit and gross profit percentage is due to the Company’s expansion into the land mapping market.

The Applications business unit began operation in FY2004. Consequently, there were no gross profit earned in FY2003 or FY2002.

General and Administrative Expenses

G&A expenses decreased by $130,374 or 5.0% in FY2003 to $2,498,021 from $2,628,395 in FY2002. As a percentage of revenue, G&A increased to 21.7% in FY2003 from 19.0% in FY2002. The Company continues to protect its Intellectual Property and its ability to conduct its businesses in an unrestricted manner through the appropriate avenues. These activities may result in increased G&A expenses in future periods.

Research and Development Expenses

FY2003 spending on R&D increased by $31,995 or 2.1% to $1,548,523 or 13.4% of revenue, compared to $1,516,528 or 10.9% of revenue in FY2002. The increased spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the COP-IDS® product and the continuing development of the ECPINS® product.

During FY2003, the Company incurred costs of $376,880 and claimed the full $376,880 under its November 1999 TPC funding agreement. The Company recorded this contribution as a reduction of expenses on its statement of earnings. As of November 30, 2003, the Company had claimed a full amount eligible of $4,000,177 of TPC’s repayable contribution. As of November 30, 2003, the Company had paid $745,911 in royalties and had accrued $574,833 in royalties for payment after November 30, 2003.

Sales and Marketing Expenses

S&M expenses increased by $238,569 or 13.5% in FY2003 to $2,000,238 or 17.4% of revenue, from $1,761,669 or 12.7% of revenue in FY2002. The increase in expenses was the result of the Company’s increased level of business development activity relating to its expansion efforts into American, European and Australasia markets. These expansion efforts required the Company to hire additional S&M staff to pursue specific opportunities in these regions. The expansion effort targets the military agencies of Canada, NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions. Some of these activities did not result in closing orders during the year but may yield orders in subsequent fiscal years.

Depreciation

Total depreciation increased in FY2003 by $69,871 or 40.8% to $241,295 or 2.1% of revenue from $171,424 or 1.2% of revenue in FY2002. The increase reflects the dollar value and mix of fixed assets in the Company for FY2003.

Interest

Interest expenses decreased to $2,824 from $3,582 in FY2002 because the Company did not utilize its credit facility during FY2003.

Earnings from Operations

Earnings from operations for FY2003 were $211,917, or 1.8% of revenue, compared to $1,045,732 for FY2002, or 7.6% of revenue, for a decrease of $833,815 or 79.7%. Earnings from operations decreased as the result of the general decrease in business volumes.

Proceeds on Settlement of Claim

Proceeds from settlement of claim for FY2002 were $221,978. This amount is the gross amount of a settlement of a lawsuit in favor of the Company.

Income Taxes

At November 30, 2003, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $4,502,648 Canadian and $451,030 U.S. non-capital losses carried forward. As a result of this assessment, the Company recognized a deferred tax asset of $168,807 for FY2003. In accordance with U.S. GAAP, the Company provided a valuation allowance of $3,758,072 compared to $2,985,840 in FY2002 against the total deferred tax asset as it is not considered more likely than not that the remaining deferred tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Backlog

Total backlog as at November 30, 2003 was $3.3 million compared to $6.1 million at November 30, 2002. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at November 30, 2003 was at $0.9 million compared to $3.7 million as at November 30, 2002. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. At November 30, 2003, option backlog was $2.4 million, which is the same as option backlog at November 30, 2002. Subsequent to November 30, 2003, the Company booked an additional $4.0 million in firm, fixed, signed orders that will be executed in FY2004 and an additional $14.5 million of option backlog to be executed during and after FY2004.

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

B. Liquidity and capital resources

Years ended November 30, 2004 and 2003

The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth.

At November 30, 2004, the Company had current assets of $10,964,025, current liabilities of $2,676,227 and a cash position of $251,037. Working capital increased $215,872 to $8,287,798 at November 30, 2004 from $8,071,926 at November 30, 2003 primarily due to a combination of an increase in accounts receivable and a decrease in cash.

The Company has credit facilities with a Canadian chartered bank consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at the rate of 1.25% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. At November 30, 2004, the Company had an operating line of $1,000,000 available with a Canadian chartered bank collateralized by accounts receivable and inventory. There were no outstanding borrowings against the operating line at this date. This line was further extended to $2,000,000 pursuant to a renewed credit facility signed in February 2005. As of November 30, 2004, the Company has issued standby letters of credit totalling U.S. $127,000 and Australian $283,886. The Company has utilized the standby letters of credit to support performance obligations to its customers to complete its contractual requirements. In the event the Company is unable to meet its performance obligations, funds from the letter of credit would be provided to the Company to fulfill its contractual requirements. The Company has also entered into foreign exchange forward contracts in the amount of U.S. $851,196, Australian $3,678,061 and €383,310. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.

Cash flows from operating activities before changes in non-cash working capital items for FY2004, were $690,939 compared with $586,238 for FY2003, an increase of $104,701. The increase in cash flow for FY2004 was the result of the Company’s decreased earnings for FY2004 being offset by the effect of increases to cash flow provided by the non-cash items stock based compensation and future tax assets, as compared to FY2003.

Changes in non-cash working capital items for FY2004 were a usage of cash of $4,118,532 compared to usage of cash of $2,475,466 for FY2003. This change was due to an increase of $4,518,642 in accounts receivable, which is the result of milestone billing terms that exist in certain contracts. The changes in non-cash working capital items between these two periods are all within the normal business activities of the Company.

Net cash provided by financing activities for FY2004 amounted to $199,931 compared to net cash provided of $2,773,899 for FY2003. Preferred share issue costs used funds of $20,115 for FY2004 compared to the issuance of warrants and Class B Preference Shares net of issue costs having provided funds of $2,726,995 for FY2003. The issuance of common shares provided funds of $398,479 for FY2004 compared to having provided funds of $606,069 for FY2003. The payment of dividends on the Class B Preference Shares used funds of $178,433 for FY2004 compared to a usage of funds of $53,484 for FY2003. During the period January 16, 2003 to January 15, 2004, the Company purchased 455,000 of its common shares under a normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The premium on the purchase and cancellation of the common shares under the normal course issuer bid was charged to the deficit.

Cash used in investing activities totalled $358,856 for FY2004 compared with $291,164 for FY2003. The increase is reflective of the acquisitions of property, plant and equipment commensurate with the Company’s plans to obtain additional systems and facilities to accommodate its current and future anticipated growth.

As a result of the above mentioned changes, the net decrease in cash amounted to $3,586,518 for fiscal 2004 compared to an increase of $593,507 for fiscal 2003.

The Company believes that cash flow from operating activities, together with cash on hand, borrowings available under its revolving credit facilities and the additional funds provided by the private placement completed in April 2005 (see “Item 4A – History and development of the Company” and “Item 8B – Significant changes” of this document) will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next twelve months. While the Company’s cash flows have historically been sufficient to support operations, recent expansion and acquisition activities have required the Company to raise additional capital externally. Additional resources may be necessary for the Company to finance its growth initiatives in the future. There can be no assurance that thereafter resources will be adequate and that additional financing will be available to the Company. The Company has not identified any further potential sources of long-term liquidity.

Years ended November 30, 2003 and 2002

The Company concluded the 2003 fiscal year with a positive cash position. At November 30, 2003, the Company had current assets of $10,377,836, current liabilities of $2,305,910 and a cash position of $3,837,555. Working capital increased $3,607,303 to $8,071,926 at November 30, 2003 from $4,464,623 a year earlier, primarily through an increase in accounts receivable and a decrease in unearned revenue.

The Company had credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permitted the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at November 30, 2003. The Company had issued standby letters of credit totalling US$127,000. The Company had utilized the standby letters of credit to back certain performance obligations with its customers. At November 30, 2003, the Company had outstanding forward exchange contracts in the amount of US$1,343,705. During FY2003, the Company entered into forward exchange contracts totalling US$3,298,705. Forward exchange contracts totalling US$2,305,000 matured during the FY2003. The Company utilized its forward exchange contract facility to reduce the level of exposure to currency exchange rate movements.

Fiscal year ended November 30, 2003 operating cash flow, before changes in non-cash working capital items, was $586,238, compared with $1,587,170 in FY2002, a decrease of $1,000,932. The reduction reflected the decreased profitability of the Company for FY2003. Changes in non-cash working capital items were a usage of cash of $2,475,466 for FY2003 compared to $357,400 for the previous year. The increase in the usage of cash was due to an increase of $1,590,247 in unearned revenues and $660,990 in accounts receivable, which are the result of milestone billing terms that exist in certain contracts. These changes in non-cash working capital items between the two fiscal years are all within the normal business activities of the Company.

Net cash provided by financing activities amounted to $2,773,899 in FY2003, compared to $568,252 in FY2002. The improvement of $2,205,647 was largely the result of the issue of Class B Preference Shares Series 1 Convertible and share purchase warrants.

Cash used in investing activities in FY2003 totalled $291,164, compared with $591,599 in FY2002. The decrease is reflective of the decrease in property, plant and equipment acquisitions.

The net increase in cash amounted to $593,507 in FY2003, compared with a net cash position increase of $1,206,423 in FY2002.

C. Research and development, patents and licenses, etc.

Details of the Company’s research and development expenditures and TPC agreement can be found under “Item 5A Operating Results – Results of Operations – Research and Development Expenses”.

D. Trend information.

The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in materials costs. The tables below present, for the periods indicated, selected quarterly unaudited financial data of the Company for FY2004 and FY2003:

	Fiscal Year 2003 (unaudited)
	Q1	Q2	Q3	Q4
Revenue	3,563,175	2,958,027	2,275,152	2,724,439

Gross profit	1,860,487	1,694,246	1,176,210	1,630,782

Above as a percentage of revenue	52.2%	57.3%	51.7%	59.9%

Net earnings (loss)	239,910	143,824	(347,135)	315,417

Above as a percentage of revenue	6.7%	4.9%	(15.3%)	11.6%

Earnings (loss) per share - basic	0.01	0.01	(0.01)	0.01

Earnings (loss) per share - diluted	0.01	0.01	(0.01)	0.01

	Fiscal Year 2004 (unaudited)
	Q1	Q2	Q3	Q4
Revenue	4,029,760	2,773,835	2,951,571	3,696,137

Gross profit	2,568,773	1,775,003	1,469,554	1,968,649

Above as a percentage of revenue	63.7%	64.0%	49.8%	53.3%

Net earnings (loss)	551,791	380,088	(455,922)	(227,940)

Above as a percentage of revenue	13.7%	13.7%	(15.4%)	(6.2%)

Earnings (loss) per share - basic	0.02	0.01	(0.02)	(0.01)

Earnings (loss) per share - diluted	0.00	(0.01)	(0.03)	(0.02)

Sales Contracts – The timing and duration of major contracts awarded to the Company largely dictate trends in the Company’s revenue stream. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings. Government award of major contracts depends on many factors such as the procurement policies, structure and management of government departments, budget considerations, domestic and foreign political developments, and protectionism.

Product mix – The relative mix of value added products and services, and fluctuations in materials costs in the contracts that have been awarded to the Company may affect the revenue and net income of the Company. Contracts that include a large proportion of third-party systems or software will provide a lower return to the Company as, generally, these costs are flowed through to the customer with little to no mark-up by the Company. On the other hand, contracts for ECPINS® software or systems contracts that have a large software component provide a high return to the Company as the costs associated with this type of contract are relatively minor. For the 2005 fiscal year, the Company expects increased sales of the Company’s COP-IDS® products will impact the mix of revenue, gross profit and earnings earned by the Company.

Strategic acquisitions – The Company may expand its operations and business by acquiring additional businesses, products or technologies. There can be no assurance that acquired businesses, products or technologies, if any, will achieve the anticipated revenues and income growth. Acquisitions could also result in potentially dilutive issuances of equity securities. The failure of the Company to manage its acquisitions strategy successfully could have a material adverse effect on the Company’s businesses, earnings and financial condition. The Company expects to expand its operations and increase market share by pursuing potential strategic acquisitions in the 2005 fiscal year. The Company expects any future acquisitions to either extend its product line, increase the value of its existing products, or accelerate the Company’s entry into new Geomatics or Applications market segments. At the date of this filing, the Company has not entered into any letters of intent with potential acquisition targets.

Customers – Another trend that affects the profitability of the Company is the lengthy sales cycle required to establish new customers in the Navigation Systems line of business. In some cases, the sales effort to win a contract with a new customer can be as long as three years. This results in the Company incurring sales and marketing costs in the current fiscal year that will generate sales two or three years in the future. For the 2005 fiscal year, the Company is focussing its sales and marketing efforts on the naval operations of countries and allies of the North Atlantic Treaty Organization (NATO). The Company expects to establish new customer relationships as a result of these efforts.

Foreign Exchange – The Company sells the majority of its products in foreign currencies such as the U.S. dollar, Euro, and Australian dollar while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Fluctuations in these currencies may impact the Company’s level of revenues and net income. The Company uses foreign exchange contracts to reduce the potential negative effects of fluctuating foreign exchange rates.

Accounting Pronouncement – See “Item 5A — Impact of Recent Accounting Pronouncements” for a discussion of recent accounting pronouncements that may affect the Company’s consolidated earnings and earnings per share.

E. Off-balance sheet arrangements

Derivatives

In order to reduce the potential negative effects of a fluctuating Canadian dollar, the Company has entered into forward foreign exchange contracts to stabilize anticipated future net cash inflows denominated in U.S. dollars, Australian dollars and Euros. At November 30, 2004, the Company had foreign exchange forward contracts maturing in the following year to sell U.S. $851,196 (2003 – U.S. $1,343,705), Australian $3,678,061 (2003 – $nil), and €383,310 (2003 – $nil). The exchange rates set in the forward exchange contracts ranged between 1.1870 to 1.1942 for U.S. $1.00, 0.9005 to 0.9576 for Australian dollar $1.00, and 1.5777 for €1.000. The contracts mature between December 2004 and May 2005.

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2004. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s consolidated financial statements.

Guarantees

The Company utilizes letters of credit to back performance obligations to complete its contractual requirements with its customers. The letters of credit are repayable on demand after certain conditions have been met. At November 30, 2004, the Company has issued standby letters of credit totalling U.S $127,000 and Australian $283,886.

F. Tabular disclosure of contractual obligations.

The table below presents, for the periods indicated, the Company’s contractual obligations at November 30, 2004:

Payments due by period
		Less than 1	1 to 3		More than
	Total	year	years	3 to 5 years	5 years
Long-term Debt Obligations	—	—	—	—	—

Capital Lease Obligations	—	—	—	—	—

Operating Lease Obligations	$725,140	$276,041	$445,434	$3,665	—

Purchase Obligations	—	—	—	—	—

Other Long-term Liabilities	—	—	—	—	—

Total	$725,140	$276,041	$445,434	$3,665	—

There are no contractual provisions related to these obligations that create an additional obligation, increase or accelerate the payment of the obligations or otherwise affect the timing of amount of the Company’s obligations. The operating lease obligations mainly consist of the leased property for the Company’s head office located at Suite 107 – 930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4.

G. Safe Harbour

This document and other documents filed by the Company with the SEC contain certain forward-looking statements with respect to the business of the Company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following are the directors and officers of the Company, their residence, their principal business activities within and outside the Company within the past five years, and the periods during which each has served in such capacity.

Number and
Percentage of Voting
Shares Beneficially
Owned or Controlled
by Directors and
Name and	Principal Occupation		Officers at April
Office Held	For Past Five Years	Director Since	30/05 (a)

RAYMOND JOHNSTON Director, Chairman, Montréal, Québec, Canada	12/99 to present: President, of Chamber of Maritime Commerce 5/92 to 6/99: CEO, Canada Steamship Lines	11/14/00 (and from 12/94 to 9/98)	241,500 common shares (1) 0.87% of common shares

JOHN A. JACOBSON Director President & Chief Executive Officer, Vancouver, British Columbia, Canada	3/98 to present: President & Chief Executive Officer of the Company	3/19/98	606,667 common shares (2) 2.19% of common shares

TONY PEZZOTTI (*) Director Burnaby, British Columbia, Canada	Previous Co-owner of PSL Steel Ltd., Independent Businessman	4/26/90	718,733 common shares (3) 2.60% of common shares

HELMUT F. LOBMEIER Director Maple Ridge, British Columbia, Canada	Previous Co-owner PSL Steel Ltd., Independent Businessman	4/26/90	796,951 common shares (4) 2.88% of common shares

CAPT. WALTER P. PURIO Director Houston, Texas, United States	2000 to present: Independent Marine Consultant	1/14/99	298,000 common shares (5) 1.08% of common shares
1993 to 2000: President, P and H Marine Associates, Inc.
1985 to present: Shipmaster- Oceans,
General Dynamics, American Overseas Marine Corporation

PETER W. ROBERTS (*) Director West Vancouver, British Columbia, Canada	03/04 to Present: Retired 3/05 to Present: Member Board of Directors of MDSI Mobile Data Solutions Inc.	9/16/03	65,000 common shares (6) 0.24% of common shares
8/04 to Present: Member Board of Directors of Spectrum Signal Processing, Inc.
03/99 to 03/04: Chief Financial Officer and Secretary of Sierra Wireless, Inc.

Number and
Percentage of Voting
Shares Beneficially
Owned or Controlled
by Directors and
Name and	Principal Occupation		Officers at April
Office Held	For Past Five Years	Director Since	30/05 (a)

BRIAN E. WALSH (**) Director Rye, New York, United States	1997 to Present: Co-Founder of and Fund Manager with Qvan Capital (formerly Veritas Capital Management)

	02/99 to Present: Strategic partner of SDS Capital Partners, LLC, which is a group of investment funds.	12/18/01	422,500 common shares (7) 1.53% of common shares

E. BRINTON COXE Director Greenwich, Connecticut, United States	02/99 to Present: Chairman of E.B. Coxe & Co., LLC a company which specializes in finding, funding, and managing small cap companies and providing consulting services to investment funds.

02/99 to Present: Strategic partner of SDS Capital Partners, LLC, which is a group of investment funds.

		7/20/04	605,197 common shares (8) 2.20% of common shares

GERALD J. SHIELDS Director West Vancouver, British Columbia, Canada	Lawyer engaged in private practice with the firm of Strategic Business Lawyers (formerly known as Godinho Sinclair Shields)	4/08/05	170,000 common shares (9) 0.62% of common shares

ANDREW A. CARNIEL Vice President Business Development Coquitlam, British Columbia, Canada	5/01 to present: Vice President, Business Development, OSL. 5/98 to 5/01: Director of Operations, OSL	N/A	252,334 common shares (10) 0.91% of common shares

KENNETH H. KIRKPATRICK Chief Operating Officer Coquitlam, British Columbia, Canada	2/05 to present: Chief Operating Officer 5/01 to 2/05: Vice President, Operations 12/97 to 5/01: Vice President & Chief Operating Officer, Triathlon Ltd. subsidiary of MacDonald Dettwiler & Associates	N/A	243,334 common shares (11) 0.88% of common shares

JOHN T. SENTJENS Corporate Controller Vancouver, British Columbia, Canada	8/01 to present: Corporate Controller

11/99 to 8/01: Controller, Triathlon Ltd. subsidiary of MacDonald Dettwiler & Associates Ltd.

	4/98 to 11/99: Controller, Fulcrum Technologies, a subsidiary of PC- Docs Group	N/A	119,000 common shares (12) 0.43% of common shares

(a)	As used in the table above, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of April 30, 2005 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.

(*) Tony Pezzotti and Peter W. Roberts did not stand for re-election to the Company’s Board of Directors at the Annual General Meeting of the Shareholders held April 8, 2005 and they are no longer members of the Board of Directors.

(**) Brian Walsh was a director up to the Annual General Meeting of the Shareholders held April 22, 2004, and did not stand for re-election and is no longer a member of the Board of Directors.

The directors and officers of the Company do not own any Class A Preference Shares Series A Convertible or Class B Preference Shares Series 1 Convertible.

(1)	Includes options to purchase 187,500 Common Shares

(2)	Includes options to purchase 241,667 Common Shares

(3)	Includes options to purchase 165,000 Common Shares

(4)	Includes options to purchase 165,000 Common Shares

(5)	Includes options to purchase 165,000 Common Shares

(6)	Includes options to purchase 65,000 Common Shares

(7)	Includes options to purchase 90,000 Common Shares

(8)	Includes options to purchase 78,750 Common Shares, Warrants to purchase 408,800 Common Shares, and 2,000 Class B Preference Shares Series 2 convertible into 117,647 Common Shares

(9)	Includes options to purchase 120,000 Common Shares

(10)	Includes options to purchase 175,834 Common Shares

(11)	Includes options to purchase 175,834 Common Shares

(12)	Includes options to purchase 89,000 Common Shares

On April 8, 2005, the Company completed a private placement of 19,500 units, each comprised of 20 voting Class B Preference Shares Series 2 (Preference Shares) and 588 share purchase warrants (warrants). The issue price was CDN$1,000.01 per unit. Mr. E. Brinton Coxe, a Director of the Company, assisted the Company in structuring and arranging the financing. In consideration for his services, the Company paid Mr. Coxe an advisory services fee in the amount of $815,908 and additionally issued to Mr. Coxe 350,000 common share purchase warrants which have the same terms and conditions as the warrants issued to the institutions which assisted in placing the financing. The cash compensation of $815,908 paid to Mr. Coxe for the provision of advisory services includes an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian Dollar. Mr. Coxe has also participated in the financing by purchasing 100 units personally.

B. Compensation.

Pursuant to the 1994, 1996, and 1998 Option Plan, the Directors including the Chairman of the Board received an annual entitlement for FY2004 of 45,000 Common Share options. Mr. E. Brinton Coxe who joined the board July 20, 2004 received 33,750 Common Share options. During the year ended November 30, 2004, each member of the Board of Directors of the Company who was not an employee of the Company was entitled to receive $1,500 for each Board meeting attended in person, and $1,000 for each Board meeting which was held by means of telephone conference call if of significant length or involving significant preparation. The Directors as a group were paid an aggregate of approximately CDN$66,350 for attending or participating in these meetings. In addition, the Chairman of the Board was paid an annual retainer of $30,000. Each of the remaining Directors were paid an annual retainer of $15,000. The Audit Committee Chair was paid an annual retainer of $5,000 and the Human Resources and Compensation Committee Chair was paid an annual retainer $3,500. Each member of the Audit Committee was entitled to receive $1,000 for each Audit Committee meeting attended and each member of the Human Resources and Compensation Committee was entitled to receive $1,000 for each Human Resources and Compensation Committee meeting attended. Members of the Audit Committee were paid a total of $17,500 for attending or participating in a total of four Audit Committee meetings. Members of the Human Resources and Compensation Committee were paid a total of $14,200 for attending or participating in a total of four Human Resources and Compensation Committee meetings.

Listing of Directors Geographically
Canadian Directors	Raymond W. Johnston (Chairman)
John A. Jacobson
Tony Pezzotti (*)
Helmut F. Lobmeier
Peter W. Roberts (*)
Gerald J. Shields

U.S. Directors	Capt. Walter P. Purio
E. Brinton Coxe
Brian E. Walsh (**)

(*) Tony Pezzotti and Peter W. Roberts did not stand for re-election to the Company’s Board of Directors at the Annual General Meeting of the Shareholders held April 8, 2005 and they are no longer members of the Board of Directors.

(**) Brian Walsh was a director up to the Annual General Meeting of the Shareholders held April 22, 2004, and did not stand for re-election and is no longer a member of the Board of Directors.

The table below presents, for the years indicated, the total compensation accrued or paid to senior management:

		Annual Compensation
				Other Annual
		Salary	Bonus	Compensation
Name	Year	($)	($)	($)

John A. Jacobson	2004	196,539	15,000	0
President & C.E.O.	2003	179,135	0	15,231
	2002	172,115	70,000	0

John T. Sentjens	2004	97,923	7,500	Nil
Corporate Controller	2003	86,636	Nil	Nil
	2002	78,077	12,000	Nil

Andrew A. Carniel	2004	138,269	10,000	1,679
V.P. Business	2003	129,135	0	0
Development	2002	122,115	35,000	0

Kenneth H. Kirkpatrick	2004	138,269	10,000	5,385
Chief Operating Officer	2003	129,135	0	15,000
	2002	124,038	35,000	0

Wayne Hoyle	2004	185,486	0	0
Director of Sales (1)	2003	120,575	0	0
	2002	155,035	0	0

Note: (1) Mr. Hoyles’s remuneration arrangement includes compensation paid under a commission arrangement tied to the closing of sales. The above figures included variable compensation paid to him under this arrangement of $96,477 (fiscal 2004), $42,575 (fiscal 2003) and $77,035 (fiscal 2002).

The amount and timing of management bonuses are at the discretion of the Board of Directors. Except for eligibility to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of the employee’s base salary earned during the year to a designated registered retirement savings plan provided that the employee matches such payment, no pension, retirement or similar benefits are given to senior management, or officers of the Company.

The following is a summary of the material terms and conditions of the employment contracts between the Company and members of senior management:

John A. Jacobson serves as President and Chief Executive Officer of the Company pursuant to an employment contract dated March 2, 1998, as amended. The contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon payment of 12 months’ base salary. Mr. Jacobson’s current base salary under the contract is $200,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company’s performance. In addition, Mr. Jacobson is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Andrew Carniel serves as Vice-President, Business Development pursuant to an employment contract dated August 18, 1998, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon notice in writing of two months plus one additional month for each year of service to a maximum of twelve months, or payment of severance equal to base salary for the notice period in lieu of notice. Mr. Carniel’s current base salary under the contract is $140,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company’s performance. In addition, Mr. Carniel is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Kenneth Kirkpatrick provides his services as Chief Operating Officer pursuant to an employment contract dated May 3, 2001, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months’ notice or payment of 12 months’ base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is $140,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company’s performance. In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

John Sentjens provides his services as Corporate Controller pursuant to an employment contract dated July 26, 2001, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 3 months’ notice or payment of 3 months’ base salary in lieu of notice. Mr. Sentjens’ current base salary under the contract is $100,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company’s performance. In addition, Mr. Sentjens is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Wayne Hoyle serves as Director of Sales for the Navigation Systems business unit pursuant to an employment contract dated February 24, 2000, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 3 months’ notice plus one additional month for each year of service to a maximum of twelve months, or payment of severance equal to base salary for the notice period in lieu of notice. Mr. Hoyle’s’ current base salary under the contract is $105,000. He is also eligible to receive cash commissions on the gross sales of the Navigation Systems business unit. In addition, Mr. Hoyle is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

The following tables present the Common Share options granted to Directors and Officers from December 1, 2003 to November 30, 2004.

	Common
	Share
	Options
	Granted	Exercise	Vesting	Expiry
DIRECTOR’S NAME	2004	Price	Date	Date
Raymond W. Johnston – Chairman and Director	15,000	$1.13	Apr. 22, 2004	Apr. 22, 2007
	15,000	$1.13	Apr. 22, 2005	Apr. 22, 2007
	15,000	$1.13	Apr. 22, 2006	Apr. 22, 2007
John A. Jacobson – President & CEO, and Director	20,000	$1.13	Apr. 22, 2004	Apr. 22, 2007
	20,000	$1.13	Apr. 22, 2005	Apr. 22, 2007
	20,000	$1.13	Apr. 22, 2006	Apr. 22, 2007
Tony Pezzotti – Director (*)	15,000	$1.13	Apr. 22, 2004	Apr. 22, 2007
	15,000	$1.13	Apr. 22, 2005	Apr. 22, 2007
	15,000	$1.13	Apr. 22, 2006	Apr. 22, 2007
Helmut F. Lobmeier – Director	15,000	$1.13	Apr. 22, 2004	Apr. 22, 2007
	15,000	$1.13	Apr. 22, 2005	Apr. 22, 2007
	15,000	$1.13	Apr. 22, 2006	Apr. 22, 2007
Peter W. Roberts – Director (*)	15,000	$1.13	Apr. 22, 2004	Apr. 22, 2007
	15,000	$1.13	Apr. 22, 2005	Apr. 22, 2007
	15,000	$1.13	Apr. 22, 2006	Apr. 22, 2007
E. Brinton Coxe – Director	33,750	$1.01	July 19, 2004	July. 19, 2007

(*) Tony Pezzotti and Peter W. Roberts did not to stand for re-election to the Company’s Board of Directors at the Annual General Meeting of the Shareholders held April 8, 2005 and they are no longer members of the Board of Directors.

	Common
	Share
	Options
	Granted	Exercise	Vesting	Expiry
OFFICER’S NAME	2004	Price	Date	Date
Andrew A. Carniel, Vice President Business Development and Corporate Secretary	15,000	$1.13	April 22, 2004	April 22, 2007
	15,000	$1.13	April 22, 2005	April 22, 2007
	15,000	$1.13	April 22, 2006	April 22, 2007
Kenneth H. Kirkpatrick, Chief Operating Officer	15,000	$1.13	April 22, 2004	April 22, 2007
	15,000	$1.13	April 22, 2005	April 22, 2007
	15,000	$1.13	April 22, 2006	April 22, 2007
John T. Sentjens, Corporate Controller	6,000	$1.13	April 22, 2004	April 22, 2007
	6,000	$1.13	April 22, 2005	April 22, 2007
	6,000	$1.13	April 22, 2006	April 22, 2007

C. Board practices

Directors are elected annually to the Board at the Annual General Meeting of the Company. As of April 30, 2005, the directors on the Board and the period during which they have served on the Board are as follows:

Name	Period Served
Raymond Johnston (Chairman)	since November 2000
John A. Jacobson	since March 1998
Helmut F. Lobmeier	since April 1990
Walter P. Purio	since January 1999
E. Brinton Coxe	since July 2004
Gerald J. Shields	since April 2005

All Directors’ will hold office until the next Annual General Meeting of the Shareholders of the Company.

No Director has a service contract with the Company or its subsidiaries providing for benefits upon termination of its directorship. John Jacobson, however, does have an employment contract with the Company regarding his employment as President and Chief Executive Officer.

Duties and Obligations of the Board of Directors

The Company’s Board of Directors and senior management considers good corporate governance to be central to the effective, efficient and prudent operation of the Company. One key element of sound corporate governance emphasized by the Company is having a Board of Directors, which is relatively independent of management. The Toronto Stock Exchange Guidelines describe an “unrelated director” as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship that could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management. To that end, as at November 30, 2004, the Board of Directors was composed of seven persons: John Jacobson, Raymond Johnston, Tony Pezzotti, Helmut Lobmeier, Capt. Walter Purio, Peter Roberts, and E. Brinton Coxe. All of the Directors other than Messrs. Jacobson and Coxe are considered by the Board to be unrelated directors. On this basis, John Jacobson, by reason of his office as President and Chief Executive Officer, is considered a related director. E. Brinton Coxe was an unrelated director when initially appointed to the Board, but became a related director as a result of having entered into an agreement with the Company which is described below in “Item 7B – Related party transactions”. At the Annual General Meeting held April 8, 2005, Mr. Gerald J. Shields was appointed to the board and is a related director as a result of legal services provided to the Company by the law firm in which he has an interest. The related party transactions between Mr. Shields and the Company are described below in “Item 7B – Related party transactions”. After the Annual General Meeting held April 8, 2005, the Board of Directors was composed of six Directors, three of the Company’s six Directors are unrelated directors, while only one member of management (being John Jacobson, the President and CEO), serves on the Board. The separation of the position of Chairman from the position of President and Chief Executive Officer further ensures that the Board maintains its independence from management. The Company’s approach to corporate governance is described below. This approach is documented in the Company’s corporate policy handbook.

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

Committees of the Board of Directors

The Board has established four standing committees: the Audit Committee, the Human Resources and Compensation Committee, the Executive Committee and the Corporate Finance and Development Committee. Each of the committees has specific authority to retain external advisors, as appropriate (at the expense of the Company), upon notice to the Chairman of the Board.

Audit Committee

The members of the Company’s Audit Committee as at November 30, 2004 were Helmut Lobmeier, Walter Purio, and Peter Roberts (Chairman), all of whom are unrelated directors. Subsequent to the Annual General Meeting of April 8, 2005, the members of the Company’s Audit Committee are Helmut Lobmeier (Acting Chairman) and Walter Purio. On May 11, 2005, E. Brinton Coxe was appointed to the Audit Committee.

The Audit Committee’s responsibilities include:

(a)	reviewing and monitoring the audit functions, risk-management systems, management information systems, accounting policies, disaster recovery plans, and financial exposure of the Company and undertaking ongoing efforts to identify risks and appropriate safeguards;

(b)	reviewing the Company’s financial statements prepared by management and meeting with the Company’s external auditors to discuss the results of annual audits;

(c)	recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management discussions and analyses, and prospectuses;

(d)	directly appointing, compensating, retaining and overseeing the work of the Company’s external auditors, who report directly to the Audit Committee;

(e)	establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting and auditing matters;

(f)	engaging independent counsel and other advisors, as it deems necessary to carry out its duties; and

(g)	approving all related party transactions.

Human Resource and Compensation Committee

The members of the Company’s Human Resources and Compensation Committee as at November 30, 2004 were Helmut Lobmeier (Chairman), Walter P. Purio and Raymond Johnston, all of whom are unrelated directors. The members comprising the Company’s Human Resources and Compensation Committee was not changed subsequent to the Annual General Meeting of April 8, 2005.

The Compensation Committee reviews and recommends to the Board for approval the remuneration of senior management and directors. To fulfil this responsibility, the Compensation Committee considers a position’s responsibilities, risks, time commitment and comparative remuneration. The Board meets annually without the related directors to receive the Compensation Committee’s report concerning recommendations for any adjustment to senior management’s compensation.

Executive Committee

The members of the Company’s Executive Committee are Raymond Johnston (Chairman), who is an unrelated director, and E. Brinton Coxe and John Jacobson, who is President and CEO, who are both related directors.

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

Corporate Finance and Development Committee

The Corporate Finance and Development Committee was appointed by the Board on February 10, 2005 to spearhead initiatives and provide direction and guidance to the Board respecting matters related to corporate finance, development and acquisitions. The current members of the Committee are John Jacobson and E. Brinton Coxe, who are both related directors.

D. Employees

At April 8, 2005, there were a total of 15 employees working for OSI Geomatics Ltd., 56 working for Offshore Systems Ltd and 12 employees working for Mapcon Mapping Consultants Inc. The Company has no labor unions and does not employ a significant number of temporary employees.

The increase in the number of employees at April 8, 2005 compared to November 30, 2003 is the result of the Company requiring additional engineering staff to support development plans, an increased level of administrative staff to support contract and reporting requirements and the acquisition of Mapcon.

The following table presents the geographic distribution of the Company’s employees for the past three years:

	Canada	U.S.	Denmark	Australia	Total

November 30, 2004	69	—	—	1	70

November 30, 2003	56	—	1	—	57

November 30, 2002	62	1	1	—	64

E. Share ownership.

Information as to share and option information for directors and officers are discussed above in “Item 6. A. Directors and Senior Management” and in “Item 6B. Compensation.”

The Company has established three stock option plans under which options to purchase the Company’s common shares may be granted at the discretion of the Board of Directors to Directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares available for issuance under the Company’s stock option plans is 10,930,732, of which 4,375,494 are available for issuance at April 30, 2005. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the Board of Directors. Options granted to directors and officers vest over periods ranging from immediately to three years and options granted to employees vest immediately to one year after the date granted.

On April 22, 2004, the Company granted 463,000 stock options to directors and selected employees of the Company. These stock options were granted at a price of $1.13 per stock option. On April 12, 2005, the Company granted 569,000 stock options to directors and selected employees of the Company at a price of $0.88 per stock option. On April 28, 2005, the Company granted 200,000 stock options to a third party contractor at a price of $0.75 per stock option. Arrangements and decisions with respect to the issuance and granting of stock options to the Company’s key employees are made at the discretion of the Board.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth, as of April 30, 2005, each person known to the Company to beneficially own more than 5% of the Company’s Common Shares or more than 5% of the Company’s Class A Preference Shares Series A Convertible, or more than 5% of the Company’s Class B Preference Shares Series 2 Convertible. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of April 30, 2005 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person. The amounts and percentages are based upon 27,488,074 Common Shares, 30,262 Class A Preference Shares Series A Convertible and 390,000 Class B Preference Shares Series 2 Convertible outstanding as of April 30, 2005.

	Number of Shares		Percentage of Class
Name of Shareholders	Beneficially Owned		Beneficially Owned

Common Shares

North Sound Legacy International Ltd.	6,997,890	(1)	20.3%
North Sound Legacy Institutional Fund LLC
North Sound Legacy Fund LLC
SF Capital Partners Ltd.	4,287,664	(2)	13.5%
Howson Tattersall Investment Counsel Limited	2,811,200		10.2%
SDS Capital Group SPC, Ltd.	2,756,288	(3)	9.2%
Crestview Capital Master, LLC	2,681,995	(4)	8.9%
Basso Multi-Strategy Holding Fund Ltd.	2,143,832	(5)	7.2%
Basso Private Opportunity Holding Fund Ltd.
Millennium Partners, LP	2,143,832	(6)	7.2%
Shannon River Partners II, LP	2,143,832	(7)	7.2%
Shannon River Partners, LP
Gibralt Capital Corporation	1,764,471	(8)	6.0%

Class A Preference Series A Convertible

John Visnapu	16,376		54.1%
G.A. Lachapelle	3,275		10.8%
Dennis Kong	3,275		10.8%
Daniel Jacobson*	3,275		10.8%

Class B Preference Series 2 Convertible

North Sound Legacy International Ltd.	79,320	(9)	20.3%
North Sound Legacy Institutional Fund LLC
North Sound Legacy Fund LLC
SF Capital Partners Ltd.	48,600		12.5%
Crestview Capital Master, LLC	30,400		7.8%
SDS Capital Group SPC, Ltd.	29,420		7.5%
Basso Multi-Strategy Holding Fund Ltd.	24,300	(10)	6.2%
Basso Private Opportunity Holding Fund Ltd.
Millennium Partners, LP	24,300		6.2%
Shannon River Partners II, LP	24,300	(11)	6.2%
Shannon River Partners, LP
Gibralt Capital Corporation	20,000		5.1%

*- unrelated to John Jacobson, President and CEO of the Company.

(1) Consist of 47,040 Class B Preference Shares Series 2 convertible into 2,767,059 Common Shares and Warrants to purchase 1,382,976 Common Shares held by North Sound Legacy International Ltd.; 29,420 Class B Preference Shares Series 2 convertible into 1,730,588 Common Shares and Warrants to purchase 864,948 Common Shares held by North Sound Legacy Institutional Fund LLC, a related group; and 2,860 Class B Preference Shares Series 2 convertible into 168,235 Common Shares and Warrants to purchase 84,084 Common Shares held by North Sound Legacy Fund LLC, a related group.

(2) Consist of 48,600 Class B Preference Shares Series 2 convertible into 2,858,824 Common Shares and Warrants to purchase 1,428,840 Common Shares.

(3) Consist of 160,752 Common Shares, 29,420 Class B Preference Shares Series 2 convertible into 1,730,588 Common Shares and Warrants to purchase 864,948 Common Shares.

(4) Consist of 30,400 Class B Preference Shares Series 2 convertible into 1,788,235 Common Shares and Warrants to purchase 893,760 Common Shares.

(5) Consist of 18,700 Class B Preference Shares Series 2 convertible into 1,100,000 Common Shares and Warrants to purchase 549,780 Common Shares held by Basso Multi-Strategy Holding Fund Ltd. and 5,600 Class B Preference Shares Series 2 convertible into 329,412 Common Shares and Warrants to purchase 164,640 Common Shares held by Basso Private Opportunity Holding Fund, a related group.

(6) Consist of 24,300 Class B Preference Shares Series 2 convertible into 1,429,412 Common Shares and Warrants to purchase 714,420 Common Shares.

(7) Consist of 14,300 Class B Preference Shares Series 2 convertible into 841,176 Common Shares and Warrants to purchase 420,420 Common Shares held by Shannon River Partners II, LP and 10,000 Class B Preference Shares Series 2 convertible into 588,235 Common Shares and Warrants to purchase 294,000 Common Shares held by Shannon River Partners, LP, a related group.

(8) Consist of 20,000 Class B Preference Shares Series 2 convertible into 1,176,471 Common Shares and Warrants to purchase 588,000 Common Shares.

(9) Consist of 47,040 Class B Preference Shares Series 2 Convertible held by North Sound Legacy International Ltd.; 29,420 Class B Preference Shares Series 2 Convertible held by North Sound Legacy Institutional Fund LLC, a related group; and 2,860 Class B Preference Shares Series 2 Convertible held by North Sound Legacy Fund LLC, a related group.

(10) Consist of 18,700 Class B Preference Shares Series 2 Convertible held by Basso Multi-Strategy Holding Fund Ltd. and 5,600 Class B Preference Shares Series 2 Convertible held by Basso Private Opportunity Holding Fund, a related group.

(11) Consist of 14,300 Class B Preference Shares Series 2 Convertible held by Shannon River Partners II, LP and 10,000 Class B Preference Shares Series 2 Convertible held by Shannon River Partners, LP, a related group.

The Company is neither directly nor indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally and jointly. There are no arrangements known to the Company, which may result in a change of control of the Company.

The shareholders of the Class A Preference Shares Series A Convertible listed above became the beneficial owners of those shares during the fiscal year 1990. The shareholders of the Class B Preference Shares Series 2 Convertible became the beneficial owners of those shares during FY2005. The Company’s major shareholders do not have different voting rights than any other shareholder. As of April 30, 2005, 1,399,112 Common Shares, or 3.1% of the outstanding Common Shares and 293,580 Class B Preference Shares Series 2 Convertible, or 75.3% of the outstanding Class B Preference Shares Series 2 Convertible, are held by 40 U.S. shareholders. No Class A Preference Shares Series A Convertible are held by U.S. shareholders.

B. Related party transactions.

During the last two fiscal years ended 2004 and 2003, the Company did not enter into any transactions with its management, members of its Board of Directors or major shareholders. Subsequent to the 2004 fiscal year end, E. Brinton Coxe, a member of the Company’s Board of Directors, became a related party by virtue of the fact that the Company has paid him compensation of $815,908 and 350,000 common share purchase warrants in consideration of the provision of advisory services in connection with the private placement completed April 8, 2005 (the “financing”) discussed below under “Item 8B. – Significant changes”. The cash compensation of $815,908 paid to Mr. Coxe includes an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian Dollar. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe declared his interest in the financing and related transactions and abstained from voting on all resolutions of the Company’s Board with respect to the financing, including resolutions approving his compensation, all stages of the review and approval process. Mr. Coxe also excused himself from all Board meetings at which the financing was considered so that the remaining members of the Board could discuss freely the financing and all matters related thereto, including the compensation of Mr. Coxe. Prior to this related party transaction, there have been no related party transactions since the beginning of FY2003. Also subsequent to the 2004 fiscal year end, Gerald J. Shields, elected to the Company’s Board of Directors on April 8, 2005, became a related party by virtue of the provision of legal services to the Company by a law firm in which Mr. Shields has an interest. During FY2004 fees billed to the Company by this firm were under $60,000. It is anticipated that fees billed to the Company by this firm will exceed $60,000 for FY2005.

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

In FY2004, the Company’s export revenues totalled $12,024,015, — 89% of the total revenue of $13,451,303. In FY2003, the Company’s export revenues totalled $8,224,536, — 71% of the total revenue of $11,520,793. In FY2002, the Company’s export revenues totalled $10,498,623, — 76% of the total revenue of $13,814,133.

The Company has neither declared nor paid dividends on any of its outstanding Common Shares or Class A Preference Shares Series A Convertible, and does not intend to do so in the foreseeable future. The Company has declared and paid dividends on the Class B Preference Shares Series 1 Convertible in accordance with the rights attached to those shares up to their redemption which occurred in April 11, 2005. The Company will declare and pay dividends on the Class B Preference Shares Series 2 Convertible in accordance with the rights attached to those shares and will continue to declare and pay dividends in accordance with those rights. With the exception of the Class B Preference Shares Series 2 Convertible dividends, the Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay additional dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

During FY2002, the Company settled a lawsuit against the following defendants: Yokogawa Denshikiki, a Japanese corporation, AG Marine, Inc., a U.S. corporation, and Devon Liles and Janet Liles, both U.S. citizens. The Company’s legal claim was based on the wrongful termination of a product distribution agreement. This suit was settled in favor of the Company and the proceeds have been recorded in the Company’s 2002 financial statements.

The Company currently has one legal suit pending.

•	The Company and four employees became the objects of a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to the use of confidential information and breach of fiduciary duty. The Company believes the suit poses limited financial risk. The Company’s current Vice President of Operations and the Corporate Controller were officers of Triathlon Ltd. prior to their employment with the Company. This suit remains unresolved.

The Company was audited in FY2004 by Industry Canada in relation to its TPC funding agreements. This compliance audit was focused on ensuring the funding submissions by the Company meets the terms and conditions of its TPC funding agreement. The Company believes that it is in compliance with the terms of its TPC agreements but has not received any notification from Industry Canada regarding its audit conclusions. There can be no assurance that the compliance audit will result in a favorable assessment for the Company or that penalties will not be imposed on the Company for non-compliance.

B. Significant changes.

In April 2005, the Company completed a private placement in the aggregate amount of $19,500,000 through the sale of 19,500 units, with each unit comprised of 20 voting Class B Preference Shares Series 2 (Preference Shares) and 588 share purchase warrants (warrants). The issue price was $1,000.01 per unit. Finder’s fees totalling $1,817,279 and an additional 929,064 warrants were paid in connection with this private placement. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each preference share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years. The proceeds of the financing will be used to pursue acquisitions, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B Preference Shares Series 1 held by two institutional investors at a cost of approximately $2,900,000.

In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for U.S.$1,000,000, subject to final closing adjustments. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market.

Item 9. The Offer and Listing

A. Offer and listing details.

The issued and outstanding Common Shares of the Company (27,488,074 shares as of November 30, 2004) are listed and posted for trading on The TSX and OTCBB under the trading symbols TSX: “OSI” and OTCBB: “OFSYF”. The Company’s Common Shares are registered shares.

The following is a summary of the trading history (in Canadian dollars) of the Common Shares of the Company on the Toronto Stock Exchange and the Over The Counter Bulletin Board for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	Price per share
	TSX (in CAN$)		OTCBB (in US$)
	High	Low	High	Low
Year
Fiscal year ended November 30, 2000(*)	$1.84	$0.39	—	—
Fiscal year ended November 30, 2001(*)	$1.25	$0.36	—	—
Fiscal year ended November 30, 2002(**)	$1.95	$0.90	$0.80	$0.60
Fiscal year ended November 30, 2003	$1.35	$0.76	$0.95	$0.60
Fiscal year ended November 30, 2004	$1.50	$0.76	$1.30	$0.62

Quarter
Year Ending November 30, 2003
First Quarter	$1.22	$0.98	$0.84	$0.65
Second Quarter	$1.24	$1.03	$0.95	$0.60
Third Quarter	$1.35	$1.03	$0.90	$0.70
Fourth Quarter	$1.14	$0.76	$0.77	$0.62

Year Ending November 30, 2004
First Quarter	$1.50	$0.91	$1.30	$0.74
Second Quarter	$1.42	$1.02	$1.12	$0.76
Third Quarter	$1.14	$0.80	$0.94	$0.67
Fourth Quarter	$1.15	$0.76	$0.99	$0.62

Year Ending November 30, 2005
First Quarter	$0.90	$0.70	$0.78	$0.60

Most Recent Six Months
November 2004	$0.95	$0.76	$0.82	$0.62
December 2004	$0.89	$0.80	$0.67	$0.60
January 2005	$0.90	$0.81	$0.78	$0.65
February 2005	$0.89	$0.70	$0.73	$0.60
March 2005	$0.93	$0.82	$0.80	$0.60
April 2005	$0.94	$0.67	$0.76	$0.53

*- information not available for OTCBB

**- information available for October and November 2002 only

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

The Company was incorporated and organized as Kappa Resource Corporation under the Company Act of British Columbia under Certificate of Incorporation Number 328114 in 1987. In 1990, the Company changed its name to “Offshore Systems International Ltd.”. In March of 2004 the Government of British Columbia repealed the Company Act and replaced it with the British Columbia Business Corporations Act (the BCBCA). In May of 2004 the Company filed an application for transition and was issued a Notice of Articles under the BCBCA. The Company is now organized under the BCBCA. The Company’s incorporation number has been changed to 0328114. The BCBCA provides that a company has the capacity and the rights, power and privileges of an individual of full capacity, provided that a company must not carry on any business or exercise any powers that it is restricted by its Articles from carrying on or exercising. The Company’s Articles do not contain any such restrictions.

Directors’ Powers and Conflicts of Interest

Section 16.4 of the Company’s Articles stipulates that a director who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with his or her duty or interest as a director must disclose the nature and extent of the conflict to the board of directors as required by the BCBCA. Section 16.1 of the Articles of the Company stipulate that a director who holds a material interest, directly or indirectly, in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a direct or indirect material interest in that contract or transaction, in which case any or all of those directors may vote on such resolutions. In that circumstance, the directors must properly disclose such interests and have the transaction approved by special resolution of shareholders, failing which they may be liable to account for any profits from such contract or transaction.

The Company’s Articles further stipulate that every director who has a material an interest in a transaction must account to the Company for any profit made as a consequence of the Company entering into the contract, unless such director discloses his or her interest and abstains from voting on the approval of the proposed contract or transaction and except as otherwise provided in the BCBCA. Section 16.3 of The Company’s Articles stipulates that a director who is interested in a proposed contract or transaction with the Company may be counted in the quorum of the meeting at which the transaction is considered. The directors have the power, in the absence of an independent quorum, to vote compensation to themselves in their capacities as directors, but not in their capacities as officers, employees or in any other capacity. Neither the BCBCA nor the Company’s Notice of Articles and Articles contain any provision respecting the retirement or non-retirement of directors under an age limit requirement. Section 13.4 of the Company’s Articles provides that a director is not required to own any shares of the Company in order to serve as a director.

Borrowing Powers

Section 8 of the Company’s Articles provides that the directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may secure the repayment of that sum in such manner and upon such terms and conditions as they think fit, including through the issuance of debentures, bonds or other debt obligations of the Company and the granting of security on the Company’s assets. The provisions of the Articles setting out the borrowing powers of the Board may be varied only by an amendment approved by way of special resolution of not less than 66 2/3% of the holders of voting shares of the Company represented in person or by proxy at any general meeting of the Company.

Directors

The Company’s Articles stipulate that the number of directors shall be the greater of three and the number that may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. The number of directors of the Company is currently fixed at six.

Upon the termination of each annual general meeting, all the directors are deemed to retire. At every annual general meeting, the shareholders must fill up the vacated offices by electing a like number of directors and, whenever the number of retiring directors is less than the maximum number required by or determined pursuant to the Articles, they may elect a further number of directors. The total number of directors elected shall not exceed the maximum required by the Articles.

If the shareholders remove any director before the expiration of his or her period of office and appoint another person in his or her place, that person so appointed shall hold office only during the remainder of the time that the director in whose place he or she is appointed would have held the office if he or she had not been removed.

The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise any of the authorities, powers and discretions for the time being vested in or exercisable by them by way of a resolution either passed at a meeting at which a quorum is present or consented to in writing under the applicable section of the BCBCA.

Section 19 of the Company’s Articles stipulates that the directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time terminate any such appointment. The directors are also empowered to determine the functions and duties of such officer. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director. All appointments of officers are to be made on such terms and conditions and that the remuneration that the directors think fit. All or any of these select directors shall hold office until their successors are elected. Vacancies occurring from time to time in these offices may be filled by the directors from among their shareholders.

Rights Attached to Shares

The Company has the following authorized capital stock:

•	an unlimited number of common shares without par value

•	100,000,000 Class A preference shares without value, issuable in series

•	100,000,000 Class B preference shares with a par value of $50 each, issuable in series, and

•	an unlimited number of Class C preference shares without par value issuable in series.

The following is a description of the rights, preferences, and restrictions attached to each class of the Company’s shares:

a)	Unlimited number of Common Shares without par value – Each Common Share carries the right to one vote at any general meeting of shareholders of the Company. Cumulative voting is not permitted or required. Dividends are payable on the Common Shares at the discretion of the Board of Directors. The holders of the Common Shares are not liable to further capital calls on such shares by the Company. In the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but had not been paid, the Common Shares rank subordinate to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares with respect to the amount paid up capital together with any fixed premium with respect of such Class A Preference Shares and Class B Preference Shares. Thereafter, the Class A Preference Shares, Class B Preference Shares and Class C Preference Shares are not entitled to any further distributions and the holders of the Common Shares shall be entitled to the distribution of all residual amounts. The Common Shares are not redeemable at the option of the Company or the holders. Except as expressly provided by any special rights and restrictions which the directors may create, define or attach to any series of Class A Preference Shares, Class B Preference Shares or Class C Preference Shares (described below), the directors of the Company may, in their discretion, declare dividends with respect to the Common Shares only or with respect to any other class or series of shares. To date, the Class A Preference Shares Series A Convertible, the Class B Series 1 Preference Shares and the Class B Series 2 Preference are the only Preference Shares which have been issued with a priority for payment of dividends over the Common Shares. There are no sinking fund provisions respecting the Common Shares.

b)	100,000,000 Class A Preference Shares without par value – These shares may be issued in one or more series. The directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class A Preference Shares, including voting rights; however, no one series of Class A Preference Shares may be issued with a right to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class A Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class A Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of the Class A Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class A Preference Shares and the Class B Preference Shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class A Preference Shares, and Class B Preference Shares and Class C Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class A Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class A Preference Shares may be altered or amended only by way of a special resolution passed by a majority of not less than 66 2/3% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class A Preference Shares.

To date, only one series of shares has been designated by the Board of Directors out of the Class A Preference Shares, namely, 10,000,000 shares which have been designated as Class A Preference Shares Series A

Convertible without par value the (“Series A Convertible Shares”). Each Series A Convertible Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series A Convertible Share may be converted at the option of the holder into one Common Share at any time. In each calendar year, the holders of the Series A Convertible Shares shall be entitled to receive, in priority to the Common Shares, non-cumulative dividends at a rate not exceeding $0.01 per Series A Convertible Share, when, as and if so declared by the Board of Directors, in its discretion, out of the net profits and surplus of the Company properly applicable to the payment of dividends. The Series A Convertible Shares are not subject to any right of redemption at the option of the holder or the Company. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared or accrued but unpaid, the holders of the Series A Convertible Shares shall be entitled to be paid the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company, but in subordination to payment of the paid up capital plus any accrued but unpaid dividends on the Class B Preference Shares. After such payment, the holders of the Series A Convertible Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series A Convertible Shares are fully paid.

c)	100,000,000 Class B Preference Shares with a par value of $50.00 each - These shares may be issued in one or more series. The directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class B Preference Shares, including voting rights; however, no one series of Class B Preference Shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class B Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class B Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of Class B Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class A Preference Shares described above and the Class B Preference Shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attached to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class A Preference Shares and Class B Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class B Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class B Preference Shares may be altered or amended only by a special resolution passed by a majority of not less than 66 2/3% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class B Preference Shares.

To date, two series of shares have been designated by the Board of Directors out of the Class B Preference Shares as follows:

(i)	10,000,000 million shares which have been designated as Class B Series 1 Preference Shares with a par value of $50.00 each the (“Class B Series 1 Preference Shares”). Each Series 1 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 1 Preference Share may be converted at the option of the holder into 45.5 Common Shares at any time. The Company has the right to require the shareholders of the Class B Series 1 Preference Shares to convert each such share into 45.5 Common Shares if (i) at any time after 13 months following the issuance of the Series 1 Preference Share, the closing trade price of the Company’s Common Shares exceeds $2 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its Common Shares for more than US$40,000,000 at a price per Common Share greater than $2.20. The holders of the Class B Series 1 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the

Board of Directors, in its discretion, cumulative dividends at a rate of 6% per annum on the original purchase price of each Class B Series 1 Preference Share, out of the net profits and surplus of the Company properly applicable to the payment of dividends. The Class B Series 1 Preference Shares are redeemable at the option of the Company at any time after the fifth anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Class B Series 1 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Class B Series 1 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or Class A Preference Shares. After such payment, the holders of the Class B Series 1 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Class B Series 1 Preference Shares are fully paid; and

(ii)	10,000,000 million shares which have been designated as Class B Series 2 Preference Shares with a par value of $50.00 each the (“Class B Series 2 Preference Shares”). Each Series 2 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 2 Preference Share may be converted at the option of the holder into 58.82 Common Shares at any time. The Company has the right to require the shareholders of the Class B Series 2 Preference Shares to convert each such share into 58.82 Common Shares if (i) at any time after 12 months following the issuance of the Series 2 Preference Share, the closing trade price of the Company’s Common Shares exceeds CDN$2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm commitment public underwritten offering of its Common Shares for more than CDN$40,000,000 at a price per Common Share greater than $1.70. The holders of the Class B Series 2 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, cumulative dividends at a rate of 7% per annum on the original purchase price of each Class B Series 2 Preference Share, out of the net profits and surplus of the Company properly applicable to the payment of dividends. The Class B Series 2 Preference Shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Class B Series 2 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Class B Series 2 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or class of shares ranking junior to the Class B Class B Series 2 Preference Shares. After such payment, the holders of the Class B Series 2 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Class B Series 2 Preference Shares are fully paid.

(d)	An unlimited number of Class C Preference shares without par value -These shares may be issued in one or more series. The directors have the power to alter the Notice of Articles and Articles from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class C Preference shares, including voting rights; however, no one series of Class C shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of the Class C Preference shares. In addition, if the right to cumulative dividends is attached to a series of Class C Preference shares issued by the Company, and such dividends are not paid in full, the shares of all series of the Class C Preference shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. The holders of Class C Preference Shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of common shares or any other shares of the Company ranking junior to the Class C Preference Shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Class C Preference Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series. Once a series of Class C shares is designated by the Board of Directors of the Company, the rights, privileges and conditions attached to such series of Class C Preference shares may be altered or amended only by way of a special resolution passed by a majority of not less than 66 2/3% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class C Preference shares. To date, none of the Class C Preference shares have been issued in any series, nor has any such series been designated by the Board of Directors.

Alteration of the Rights of Shareholders

No rights, privileges or restrictions attached to any class or series of shares of the Company may be altered except with the approval by special resolution passed by the holders of not less than 66 2/3% of the votes represented in person or by proxy at a duly convened general meeting of the holders of that class or series of shares.

There are no limitations in the Company’s charter on the rights of non-resident or foreign owners to hold Common Shares of the Company.

Shareholders’ Meetings

The British Columbia BCBCA requires the directors of the Company to call an annual general meeting of shareholders at least once every calendar year and not later than thirteen months after the last annual general meeting. Every general meeting, other than an annual general meeting, shall be called a special meeting. The directors may, whenever they think fit, convene a special general meeting.

Notice of a meeting must specify the place, the day, and the hour of meeting, and, in case of special business, the general nature of that business. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice do not invalidate any proceedings at that meeting.

The following business at a general meeting is deemed to be special business:

a) all business at a special general meeting; and

b) all business that is transacted at an annual general meeting, with the exception of consideration of the financial statement and report of the directors and auditors, the election of directors, the appointment of the auditors and such other business as section 11.1 of the Company’s Articles stipulates, ought to be transacted at an annual general meeting, or any business which is brought under consideration by the report of the directors should be issued with the notice convening the meeting.

Section 11.6 of the Company’s Articles stipulate that no business, other than the election of a chairman and the adjournment or termination of the meeting, shall be conducted at any general meeting unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting. A quorum is one shareholder present in person or by proxy or, if it is a corporation, partnership, trust or other non-individual legal entity, represented in accordance with the BCBCA, holding not less than one voting share of the Company. If within half an hour from the time appointed for a meeting, a quorum is not present, in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

The Articles stipulate that the Chairman of the Board, or in his absence, the President of the Company, or in his absence one of the directors present shall preside as chairman of every general meeting.

The chairman of a general meeting may with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place. No business shall be transacted at any adjournment meeting other than the business left unfinished at the meeting from which the adjournment took place.

Unless the directors otherwise determine, the instrument appointing a proxyholder and the power of attorney or other authority, if any, under which it is signed or a notarized, certified copy thereof shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

Notice of every general meeting should be sent to:

a) every shareholder holding a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of mailing such notice; and

b) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder where the shareholder, but for his death or bankruptcy, would be entitled to vote.

No other person is entitled to receive notice of general meetings.

A copy of the Articles has been filed with this form 20-F and is listed as exhibit 1.1 under “Item 19 – Exhibits”.

C. Material Contracts.

The Company has entered into five material contracts in the ordinary course of business during the two years preceding publication of this annual report.

On November 29, 2001, the Company, through its subsidiary OSL, entered into a contract with Public Works and Government Services Canada (PWGSC) for the supply and delivery of Shipboard Integrated Navigation and Display Systems (SHINNADS) Upgrade for the Canadian Department of Defense. The total contract price will be between $4,243,266 and $4,538,266. The contract is subject to the General Condition document DSS-MAS 9601 dated May 12, 2000, which contains a termination for convenience clause (Clause 9601 27), that allows PWGSC to terminate the contract, in whole or in part, at any time by giving the Company written notice. As of April 30, 2005, the Company had completed 99.8% of the contract and has a related account receivable of $313,624. The remainder of the contract will be completed in FY2005. As of May 18, 2005, no evidence exists that PWGSC has any intentions of terminating this contract.

On June 14, 2002, the Company, through its subsidiary OSL, entered into a contract with the United States Coast Guard for the supply and delivery of vessel licenses for ECPINS®-M software and VME to PC hardware upgrade kits. The total contract price is US$1,353,574. The contract requires that the supply and delivery of vessel licenses for ECPINS®-M software be within 60 days of receipt of order with final acceptance by the USCG in March 2003 and the supply and delivery of the VME to PC hardware upgrade kits be within 60 days of receipt of order. As of April 30, 2005, the Company had completed 100% of the contract and has a related account receivable of U.S. $102,000.

Copies of these contracts are incorporated by reference to “Item 19 – Exhibits” of the Company’s Form 20-F — Initial Registration and Form 20-F/A — Initial Registration — Amendment No. 1 filed with the SEC on September 10, 2002.

On February 29, 2004, the Company, through its subsidiary OSL, entered into a contract with Lockheed Martin UK Limited – Integrated Systems for the supply and delivery of vessel licenses to the Royal Navy of the United Kingdom for ECPINS® software. The total contract price will be between $8,133,704 and $17,145,919. The contract is currently in progress and as of April 30, 2005, the Company has completed 81% of the software portion of the contract and 2% of the 30 year long term maintenance portion of the contract. The contract obligates the Company to provide the supply and delivery of vessel licenses for ECPINS® software between February 29, 2004 and December 17, 2033 and support services for a 30-year period. The contract contains classified information and the United Kingdom Government has determined that any loss, misuse, or unauthorized access, disclosure or modification could adversely affect national security of the United Kingdom. In the U.S., this contract must be safeguarded in accordance with Department of Defense National Industrial Security Program Operating Manual (NISPOM), DoD 5220.22-M dated January 1995 and, therefore, a copy of this contract cannot be disclosed with this Form 20-F – Annual Report.

On March 18, 2004, the Company, through its subsidiary OSL, entered into a contract with Nautronix Ltd. for the supply and delivery of ECPINS® software, hardware, training and warranty services to the Royal Australian Navy. The total contract price will be between AUD$4,450,000 and AUD$7,950,000. The contract is currently in progress and as of April 30, 2005, the Company has completed 69% of the base contract of AUD$4,450,000. In addition the customer has exercised options of AUD$320,286 which are 100% complete and have been recognized in revenue. The contract obligates the Company to provide the supply and delivery of a Defense Enterprise Wide License for ECPINS® software, specialized hardware and training between March 18, 2004 and March 4, 2019 and warranty services for a 15-year period. This information has been previously reported and is incorporated by reference to the Company’s Form 20-F — Annual Report for the fiscal year ended November 30, 2003 under “Item 10 – Additional Information”.

The Company has entered into five material contracts other than in the ordinary course of business immediately prior to the two years preceding this annual report.

The Shareholder Rights Plan Agreement (Rights Plan) dated April 19, 2001, between the Company and Computershare Trust Company of Canada established the Company’s Rights Plan. On April 22, 2004, the Company’s shareholders approved by ordinary resolution, the continued existence of the Rights Plan for an additional three year period. This information has been previously reported and is incorporated by reference to the Company’s Form 20-F — Annual Report for the fiscal year ended November 30, 2002 under “Item 10 – Additional Information”.

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (TPC) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. As at November 30, 2004, the Company has claimed for $1,471,414 of assistance under the agreement. These amounts have been applied to reduce expenses in the consolidated statements of earnings. In addition, the Company is required to pay a royalty of 1.4% on annual gross Navigation Systems and Applications revenue for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross Navigation Systems and Applications revenue for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. A copy of this contract is filed with this form 20-F and is listed as exhibit 4.6 under “Item 19 – Exhibits”.

On March 8, 2005, the Company entered into a contract with C.E. Unterberg, Towbin, LLC, a Delaware limited liability company (CEUT) whereby CEUT was engaged to provide financial advisory and investment banking services to the Company. CEUT was retained to act as the Company’s exclusive financial advisor with respect to the best efforts private placement transaction of up to 19,500 units for an aggregate total of CDN$19,500,000 (US$16,000,000). Each unit is comprised of 20 voting Class B Preference Shares Series 2 (Preference Shares) and 588 share purchase warrants (warrants). As compensation for the services rendered by CEUT, the Company paid CEUT a cash fee equal to $1,001,362, In addition, the Company issued 579,064 warrants to CEUT in connection with the private placement. A copy of this contract is filed with this Form 20-F and is listed as exhibit 4.7 under “Item 19 – Exhibits”.

On March 8, 2005, the Company entered into a contract with Mr. E. Brinton Coxe for his provision of advisory services to the Company in connection with the private placement of Class B Preference Shares Series 2 and share purchase warrants. In consideration of the provision of his advisory services to the Company, the Company paid Mr. Coxe a fee of $815,908; and issued to him 350,000 share purchase warrants. A copy of this contract is filed with this Form 20-F and is listed as exhibit 4.8 under “Item 19 – Exhibits”.

In March and April of 2005, the Company entered into a number of subscription agreements with various institutional investors in connection with the private placement of Class B Preference Shares Series 2 and share purchase warrants. On April 11, 2005, the Company completed the private placement in the aggregate amount of $19,500,000 through the sale of 19,500 units, with each unit comprised of 20 voting Class B Preference Shares Series 2 and 588 share purchase warrants. The issue price was $1,000.01 per unit. Each Class B preference share is convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each preference share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 with the next five years from the date of the closing. A copy of this contract is filed with this Form 20-F and is listed as exhibit 4.9 under “Item 19 – Exhibits”.

D. Exchange controls.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Income Taxation” below.

E. Income Taxation.

The following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares is provided by the Company. This summary does not address all possible income tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local income taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary, as well as estate tax and other non-income taxes applicable to a potential shareholder. The tax consequences to any particular holder, including a U.S Holder of Common Shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

U.S. Holder of Common Shares

References to a “U.S. Holder” of Common Shares in this section includes a citizen or individual resident of the U.S., a corporation created or organized in the U.S., a trust or estate of which its income is includable in its gross income for U.S. federal income tax purposes without regard to its source, if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust, who are holders of Common Shares and who:

•	for purposes of the Income Tax Act (Canada) (ITA) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (Treaty) are residents of the U.S. and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (Code) are U.S. persons;

•	deal at arm’s length with the Company;

•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;

•	do not and will not hold the Common Shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

•	are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Common Shares of the Company is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (Regulations);

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Revenue Agency (CRA);

•	the Code;

•	Treasury Regulations;

•	published Internal Revenue Service (IRS) rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty

All of the foregoing are subject to material or adverse change, on a prospective or retroactive basis, at any time. Neither the estate tax laws of Canada or the U.S., nor the tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are considered in this summary.

This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign income, estate and other tax consequences of purchasing, owning and disposing of Common Shares of the Company.

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

Dividend Distributions on Shares of the Company

Dividends paid on the Company’s Common Shares held by a U.S. Holder of Common Shares will be subject to Canadian non-resident withholding tax. The Company is required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada in respect of which the dividends are effectively connected and who are beneficial owners of at least 10% of the voting shares of the Company, and are not a Limited Liability Company (LLC). Under the Treaty, a withholding rate of 15% is applicable in all other cases.

United States Federal Income Tax Consequences

The U.S. federal income tax consequences related to the disposition and ownership of Common Shares, subject to the Passive Foreign Investment Company and Controlled Foreign Corporation Rules contained in the Code, are generally as follows:

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

Dividend Distributions on Shares of the Company

Dividend distributions (including constructive dividends) paid by the Company will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Company’s current or accumulated earnings and profits (E&P) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Dividends paid in years prior to 2009 will be taxable as capital gains if the Company constitutes as a “qualified foreign corporation” at the time the dividends are paid. In this regard, no assurance can be given that the Company currently constitutes a qualified foreign corporation or that it will constitute one at the time of any dividend payment. Even if a dividend payment is in fact not converted to U.S. dollars on the date of distribution, the amount of any cash distribution paid in Canadian dollars to a U.S. Holder will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions paid by the Company on the Common Shares exceed the Company’s current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares. Any gain or loss resulting from currency exchange fluctuations during the period from the date a dividend is included in income to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Dividends paid by the Company on the Common Shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. The dividends may be subject to a backup withholding tax unless the U.S. Holder of Common Shares furnishes the Company with a duly completed and signed Form W-9 (or otherwise establishes its exemption from such tax). The U.S. Holder of Common Shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder’s U.S. federal income tax liability, provided the Holder furnishes the required information to the IRS.

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (PFIC). The Company could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

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

Distributions which constitute “excess distributions” from a PFIC and dispositions of shares of a PFIC are subject to the following special rules in the hands of a U.S. Holder:

•	the excess distributions (generally any distributions received by a shareholder of a PFIC in any taxable year that are greater than 125% of the average annual distributions received by such shareholder in the three preceding taxable years or the shareholder’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of Common Share’s holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be treated as ordinary income in the current taxable year; and

•	the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

U.S. Holders who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.

For any tax year in which the Company is determined to be a PFIC, U.S. Holders may elect to treat their Common Shares as an interest in a qualified electing fund (QEF Election), in which case the U.S. Holders would be required to include in income currently their proportionate share of the Company’s ordinary earnings and long-term capital gains in years in which the Company is a PFIC regardless of whether distributions of such earnings and gains are actually distributed to such U.S. Holders. Any gain subsequently recognized upon the sale of their Common Shares by such U.S. Holders generally would be taxed as capital gain. If a U.S. Holder makes a QEF Election, the Company will seek to provide the Holder with the information that it will need in order to effectuate that election.

As an alternative to a QEF Election, a U.S. Holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark to market the Common Shares (Mark-to-Market Election) recognizing as ordinary income or loss for each taxable year, subject to certain limitations, the difference as of the close of the taxable year between the fair market value of the U.S. Holder’s Common Shares and the adjusted tax basis of such Common Shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. Holder under the election in prior taxable years.

Controlled Foreign Corporation Rules

Generally, if more than 50% of the voting power or total value of all classes of the Company’s shares is owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Company’s shares, the Company could be treated as a controlled foreign corporation (CFC) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Company’s “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Company’s E&P attributable to the shares sold or exchanged that were accumulated during the period that the shares were held by such U.S. Holder while the Company was a CFC. Any U.S. Holder owning directly or indirectly (by attribution) 10% or more of the total combined voting power of all classes of the Company’s shares should consult their own tax advisors

F. Dividends and paying agents.

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

The Company will provide, without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 107 – 930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4.

I. Subsidiary information.

For more information on the Company’s subsidiaries, see “Item 4. Information on the Company—Organizational structure” and refer to exhibit 8.1 to this annual report.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

The Company is exposed to cash flow and translation risk due to changes in the Canadian dollar exchange rates to the U.S. dollar, the Australian dollar and Euro.

Exposure to exchange rate fluctuations are due to the translation of the significant portion of the Company’s trade receivables and revenues and, to a lesser extent, the Company’s sub contract payables and direct costs. Because the Company’s reporting currency is Canadian dollars, the U.S. dollar, Australian dollar and Euro transactions and balances must be translated into Canadian dollars for financial statement reporting purposes. A reduction in the value of the Canadian dollar relative to the U.S. dollar, Australian dollar and Euro therefore results in lower trade receivable, revenue, trade payable and expense amounts when these foreign denominated transactions and balances are translated to Canadian dollars. See “Item 3.D. Key Information – Risk Factors” for further explanation of the impact of inflation and the fluctuation of currencies.

In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and Euro to Canadian Dollar exchange rate fluctuations, the Company has used the forward exchange contract facility described in “Item 5E Off

Balance Sheet Arrangements” The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar and the Euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S., Australian dollar and Euro transactions. However, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

Based on the FY2004 operations, the Company estimates that a U.S. $0.01 increase in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $25,000. An Australian $0.01 increase in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $12,000. An increase of €0.01 in the exchange rate of the Euro relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $10,000.

As at November 30, 2004, the Company had the following foreign exchange forward contracts:

		Weighted Average	Notional
Type of contract	Maturity Date	Exchange Rate	Amount	Fair value
Forward foreign exchange contracts:
Australian dollar sales option	December 2004 to May 2005	0.9300	AUD $3,678,061	$13,178
U.S. dollar sales	December 2004 to February 2005	1.1892	USD $851,196	8,088
Euro – forward sales contract	January 2005	1.5777	€383,310	268
Total				$21,534

For discussion on these contracts, please see Note 14 of the Company’s November 30, 2004 audited consolidated financial statements.

Interest rate risk

The Company is exposed to interest rate risk relating to any debt pursuant to a revolving credit facility of $2,000,000. The Company does not currently draw on this facility and does not expect to draw on this facility. The Company is also exposed to interest rate risk relating to cash balances. The Company’s policy is to deposit surplus cash in treasury accounts at a major Canadian chartered bank. These accounts earn interest at rates applicable for 30-day treasury bills.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

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

Item 16A. Audit committee financial expert

As of May 25, 2005, the Board does not have an audit committee financial expert, as defined by the SEC, on its Audit Committee. The Board has retained an international executive search firm to assist the Company in recruiting a director with such financial and accounting expertise to serve on the Audit Committee. The search, however, has not yet identified an individual who both meets the SEC’s requirements and will accept an appointment to the Company’s Board and Audit Committee.

Item 16B. Code of ethics

The Company has adopted a Code of Ethics that applies to its chief executive officer, president, chief financial officer, controller and persons performing similar functions regardless of their titles. It also applies to persons listed in this annual report who hold those offices in any of the Company’s subsidiaries, or are persons performing similar functions. The Company’s Code of Ethics had been previously reported and is incorporated by reference to the Company’s Form 20-F - Annual Report for the fiscal year ended November 30, 2003 filed on May 27, 2004. The Company’s Code of Ethics has also been posted on the Company’s website: www.osil.com.

The Company also undertakes in this Form 20-F Annual Report filed with the Commission to provide to any person without charge, upon request, a copy of its Code of Ethics. Any such request may be made by contacting the Company at the address or telephone number shown in “Item 4 Information on the Company” of this Form 20-F.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLP was recommended for appointment as the Company’s independent auditor for the fiscal year ended November 30, 2004 by the Audit Committee and the Board of Directors in February 2004 and appointed the Company’s independent auditor by the shareholders of the Company at the Company’s Annual General Meeting of April 22, 2004. PricewaterhouseCoopers LLP acted as the Company’s independent auditor for the fiscal years ended November 30, 2002 and 2001.

The chart below sets forth the total amount billed to the Company by the Company’s independent auditors for services performed in the years 2004 and 2003, and breaks down these amounts by category of service:

	Years ended November 30
	2004	2003
	$	$
Audit Fees	68,161	102,195
Audit-Related Fees	74,133	9,822
Tax Fees	107,660	30,523
All Other Fees	0	23,815

Total	249,954	166,355

Audit Fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s consolidated annual financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under Audit Fees. This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

Tax Fees are fees for professional services rendered by the Company’s independent auditor for tax compliance, tax advice on actual or contemplated transactions.

The Company has introduced procedures for the review and pre-approval of any services performed by Ernst & Young LLP. The procedures require that all proposed engagements of Ernst & Young LLP for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

During 2004, the audit committee approved 100% of the audit and tax services and related fees.

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

F1	Independent Auditors’ Report — November 30, 2004

F2	Consolidated Balance Sheets as of November 30, 2004 and 2003

F3	Consolidated Statements of Earnings & Comprehensive income for the years ended November 30, 2004, 2003 and 2002

F4	Consolidated Statements of Shareholders’ Equity for the years ended November 30, 2004, 2003 and 2002

F5	Consolidated Statements of Cash Flow for the years ended November 30, 2004, 2003 and 2002

F6	Notes to the Consolidated Financial Statements — November 30, 2004, 2003 and 2002

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles pursuant to The Business Corporations Act of British Columbia

4.1*	Contract – No. X0132 between Naval Materiel Command, Denmark and Offshore Systems Ltd. dated August 20, 2001.

4.2**	Contract-No. W8472-OICJ 26/001/QC between Public Works and Government Services Canada and Offshore Systems Ltd. dated November 29, 2001.

4.3**	Contract No. GS-35F-0211L between the United States Coast Guard and Offshore Systems Ltd. dated June 14, 2002.

4.4***	Contract No. 265-004-002 between the Nautronix Ltd. and Offshore Systems Ltd. dated March 18, 2004.

4.5*	Shareholders’ Rights Plan.

4.6	Agreement, dated April 26, 2004, between the Company and Technology Partnerships Canada

4.7	Contract between C.E. Unterberg, Towbin, LLC and Offshore Systems International Ltd. dated March 8, 2005.

4.8	Contract between Mr. E. Brinton Coxe and Offshore Systems International Ltd. dated March 8, 2005.

4.9	Subscription agreement.

4.10	Letter of Intent to acquire Mapcon Mapping Consultants Inc.

8.1	List of Subsidiaries and Jurisdictions.

11.1***	Code of Ethics

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed with the Company’s Form 20-F, dated as of July 24, 2002 and incorporated by reference herein.

** Previously filed with the Company’s Form 20-F/A, dated as of September 10, 2002 and incorporated by reference herein.

*** Previously filed with the Company’s Form 20-F, dated as of May 27, 2004 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

OFFSHORE SYSTEMS INTERNATIONAL LTD.

Dated: May 30, 2005	By:	/s/ “John A. Jacobson”

John A. Jacobson
President & CEO

Exhibits

Exhibit Number	Description
1.1	Articles pursuant to The Business Corporations Act of British Columbia

4.6	Agreement, dated April 26, 2004, between the Company and Technology Partnerships Canada

4.7	Contract between C.E. Unterberg, Towbin, LLC and Offshore Systems International Ltd. dated March 8, 2005.

4.8	Contract between Mr. E. Brinton Coxe and Offshore Systems International Ltd. dated March 8, 2005.

4.9	Subscription agreement

4.10	Letter of Intent to acquire Mapcon Mapping Consultants Inc.

8.1	List of Subsidiaries and Jurisdictions.

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Offshore Systems International Ltd.

Consolidated Financial Statements
November 30, 2004
(expressed in Canadian dollars)
(Prepared in accordance with United States Generally Accepted Accounting Principles)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Offshore Systems International Ltd.

We have audited the consolidated balance sheets of Offshore Systems International Ltd. as at November 30, 2004 and 2003 and the consolidated statements of earnings and comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended November 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Offshore Systems International Ltd. as at November 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2004 in accordance with United States generally accepted accounting principles.

On January 24, 2005, we reported separately to the shareholders of Offshore Systems International Ltd. on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended November 30, 2002 was audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 17, 2003.

Vancouver, Canada,	/s/ Ernst & Young LLP
April 29, 2005.	Chartered Accountants

Page 74	F1

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Balance Sheets
As at November 30, 2004 and 2003
(Incorporated under the laws of the Province of British Columbia)
(expressed in Canadian dollars)

	2004	2003
Assets (note 8)
Current assets
Cash	$251,037	$3,837,555
Accounts receivable (note 3)	9,140,478	4,621,836
Inventory (note 4)	649,427	665,503
Prepaid expenses and deposits	142,752	430,419
Deferred income taxes (note 12)	780,331	822,523

	10,964,025	10,377,836
Plant and equipment (note 5)	938,102	1,010,846
Intangible and other assets (note 6)	408,611	339,575

	$12,310,738	$11,728,257

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	$2,596,362	$2,126,061
Unearned revenue	79,865	45,907
Rent payable	—	133,942

	2,676,227	2,305,910
Accrued long-term royalties (note 10)	—	187,384

	2,676,227	2,493,294

Stockholders’ Equity
Capital stock (note 9)
Authorized
100,000,000 Class A preference shares without par value, issuable in series, of which 10,000,000 shares are designated Series A voting, non-cumulative retractable convertible at a 1:1 ratio, 1% preference shares

100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares

100,000,000 common shares without par value
Issued and outstanding
30,262 Class A preference shares — Series A (2002 – 30,262) (note 9(b))	30,262	30,262
57,711 Class B preference shares – Series 1 (2003 – 61,244) (note 9(c))	2,163,621	2,169,127
27,488,074 common shares (2003 – 26,807,475)	20,047,731	19,516,304

	22,241,614	21,715,693
Warrants (note 9(c))	661,575	661,575
Additional paid-in capital	928,169	903,803
Deficit	(14,196,847)	(14,046,108)

	9,634,511	9,234,963

	$12,310,738	$11,728,257

Commitments and contingencies (note 11)
Subsequent events (note 16)

Approved by the Board of Directors

/s/ “Helmut Lobmeier”	Director	/s/ “John A. Jacobson”	Director

See accompanying notes to consolidated financial statements.

Page 75	F2

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Earnings and Comprehensive Income
For the years ended November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

	2004	2003	2002
Revenue
Software	$5,576,540	$1,036,417	$970,323
Systems and system components	4,328,740	6,208,464	9,707,393
Geomatics	2,979,728	3,560,440	2,347,464
Other	566,295	715,472	788,953

	13,451,303	11,520,793	13,814,133
Cost of sales	5,669,324	5,159,068	7,100,751

Gross profit	7,781,979	6,361,725	6,713,382

Expenses
General and administrative	3,302,412	2,498,021	2,628,395
Research and development	2,104,806	1,548,523	1,516,528
Sales and marketing	3,160,359	2,000,238	1,761,669
Depreciation and amortization	231,033	241,295	171,424
Interest	2,045	2,824	3,582
Foreign exchange loss (gain)	38,338	185,314	(26,286)
Technology Partnerships Canada royalty (note 10)	124,425	50,473	476,189
Technology Partnerships Canada contribution (note 10)	(1,471,414)	(376,880)	(863,851)

	7,492,004	6,149,808	5,667,650

Earnings from operations	289,975	211,917	1,045,732
Proceeds on settlement of claim	—	—	221,978

Earnings before income tax recovery	289,975	211,917	1,267,710
Income tax expense (recovery) (note 12)
Deferred income tax recovery	(479,446)	(363,484)	(1,127,421)
Current income tax expense	521,404	223,385	701,005

	41,958	(140,099)	(426,416)

Net earnings and comprehensive income	$248,017	$352,016	$1,694,126

Net earnings (loss) attributable to common shareholders	$(58,873)	$(565,826)	$1,694,126

Earnings per share (note 9(e))
Basic net earnings (loss) per share	$(0.00)	$(0.02)	$0.07
Diluted net earnings (loss) per share	(0.01)	(0.02)	0.06

Weighted average number of common shares outstanding
Basic	27,230,561	25,977,123	25,288,725
Diluted	29,856,412	27,142,492	27,285,617

Dividends declared per share
Class B preference shares	$4.50	$0.87	$—

See accompanying notes to consolidated financial statements.

Page 76	F3

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Stockholders’ Equity
For the years ended November 30, 2004, 2003 and 2002
(expressed in Canadian dollars)

	Class A Preference		Class B Preference						Additional		Total
	Shares		Shares		Common Shares		Warrants		paid-in		Stockholders’
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	Deficit	Equity
Balance — November 30, 2001	58,326	$58,326	—	$—	24,694,549	$18,495,737	125,000	$27,250	$269,900	$(15,079,093)	$3,772,120

Issue of common shares
Class A preference shares converted	(17,030)	(17,030)	—	—	17,030	17,030	—	—	—	—	—
Exercise of stock options	—	—	—	—	1,206,664	605,184	—	—	(109,432)	—	495,752
Exercise of share purchase warrants	—	—	—	—	125,000	99,750	(125,000)	(27,250)	—	—	72,500
Stock-based compensation	—	—	—	—	—	—	—	—	31,500	—	31,500
Net earnings for the year	—	—	—	—	—	—	—	—	—	1,694,126	1,694,126

Balance — November 30, 2002	41,296	$41,296	—	$—	26,043,243	$19,217,701	—	$—	$191,968	$(13,384,967)	$6,065,998

Issue of common shares
Class A preference shares converted	(11,034)	(11,034)	—	—	11,034	11,034	—	—	—	—	—
Exercise of stock options	—	—	—	—	1,208,198	606,069	—	—	—	—	606,069

Issue of Class B preference shares Series 1 and warrants	—	—	61,244	2,065,420	—	—	1,393,301	661,575	—	—	2,726,995
Beneficial conversion feature on Class B preference shares Series 1	—	—	—	(668,785)	—	—	—	—	668,785	—	—

Accretion of discount on Class B preference shares Series 1	—	—	—	103,707	—	—	—	—	—	(103,707)	—
Accretion of beneficial conversion feature on Class B preference shares Series 1	—	—	—	668,785	—	—	—	—	—	(668,785)	—
Common stock purchased and cancelled	—	—	—	—	(455,000)	(318,500)	—	—	—	(187,181)	(505,681)
Dividends on Class B preference shares	—	—	—	—	—	—	—	—	—	(53,484)	(53,484)
Stock-based compensation	—	—	—	—	—	—	—	—	43,050	—	43,050
Net earnings for the year	—	—			—	—	—	—	—	352,016	352,016

Balance – November 30, 2003	30,262	$30,262	61,244	$2,169,127	26,807,475	$19,516,304	1,393,301	$661,575	$903,803	$(14,046,108)	$9,234,963

See accompanying notes to consolidated financial statements.

Page 77	F4

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Stockholders’ Equity
For the years ended November 30, 2004, 2003 and 2002
(expressed in Canadian dollars)

	Class A Preference		Class B Preference						Additional		Total
	Shares		Shares		Common Shares		Warrants		paid-in		Stockholders’
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	Deficit	Equity
Balance — November 30, 2003	30,262	$30,262	61,244	$2,169,127	26,807,475	$19,516,304	1,393,301	$661,575	$903,803	$(14,046,108)	$9,234,963

Issue of common shares
Class B preference shares converted	—	—	(3,533)	(119,148)	160,752	119,148	—	—	—	—	—
Exercise of stock options	—	—	—	—	519,847	412,279	—	—	(13,800)	—	398,479
Share issuance costs	—	—	—	(20,115)	—	—	—	—	—	—	(20,115)

Accretion of discount on Class B preference shares Series 1	—	—	—	133,757	—	—	—	—	—	(133,757)	—
Dividends on Class B preference shares	—	—	—	—	—	—	—	—	—	(264,999)	(264,999)
Stock-based compensation	—	—	—	—	—	—	—	—	38,166	—	38,166
Net earnings for the year	—	—	—	—	—	—	—	—	—	248,017	248,017

Balance — November 30, 2004	30,262	$30,262	57,711	$2,163,621	27,488,074	$20,047,731	1,393,301	$661,575	$928,169	$(14,196,847)	$9,634,511

See accompanying notes to consolidated financial statements.

Page 78	F4

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Cash Flows
For the years ended November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

	2004	2003	2002
Cash flows from operating activities
Net earnings for the year	$248,017	$352,016	$1,694,126
Items not affecting cash
Depreciation and amortization	362,564	359,979	303,407
Deferred income taxes	42,192	(168,807)	(426,416)
Stock-based compensation	38,166	43,050	31,500
Gain on disposal of plant and equipment	—	—	(15,447)

Changes in non-cash working capital items
Accounts receivable	(4,518,642)	(660,990)	(1,103,476)
Inventory	16,076	619,463	(414,612)
Prepaid expenses and deposits	287,667	(197,654)	12,498
Accounts payable and accrued liabilities	383,735	(460,705)	1,167,657
Unearned revenue	33,958	(1,590,247)	(114,276)
Rent payable	(133,942)	—	132,534
Accrued long-term royalties	(187,384)	(185,333)	(37,725)

Net cash provided by (used in) operating activities	(3,427,593)	(1,889,228)	1,229,770

Cash flows from financing activities
Issue of common shares	398,479	606,069	568,252
Issue of Class B preference shares – Series 1 and warrants	—	3,004,200	—
Class B preference share issue cost	(20,115)	(277,205)	—
Class B preference share dividend paid	(178,433)	(53,484)	—
Common share repurchases	—	(505,681)	—

Net cash provided by financing activities	199,931	2,773,899	568,252

Cash flows from investing activities
Additions to plant and equipment	(143,515)	(218,172)	(326,141)
Additions to intangibles and other assets	(215,341)	(72,992)	(345,458)
Proceeds from disposal of plant and equipment	—	—	80,000

Net cash used in investing activities	(358,856)	(291,164)	(591,599)

Increase (decrease) in cash	(3,586,518)	593,507	1,206,423
Cash — Beginning of year	3,837,555	3,244,048	2,037,625

Cash — End of year	$251,037	$3,837,555	$3,244,048

Refer to note 15 for supplemental cash flow information

See accompanying notes to consolidated financial statements.

Page 79	F5

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

1	Nature of operations

Offshore Systems International Ltd. (OSIL) develops and provides display systems and data for defense, government and commercial customers. Collectively, OSIL and its subsidiaries are referred to as the Company. OSIL conducts its operations through three business units. The Company’s Navigation Systems business unit develops and produces moving geographic information display systems and software and provides a majority of the Company’s revenue. The Company’s Applications business unit develops situational awareness products for command and control systems. The Company’s Geomatics business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

2	Summary of significant accounting policies

These consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

Foreign currency translation

In prior years, the functional currency of the Company’s U.S. based subsidiary, which formerly provided sales, support and distribution services for a number of third party manufacturers of navigation aids and marine technologies, was the U.S. dollar. During the fiscal year ended November 30, 2002, the nature of the entity’s operations changed such that it services the Company’s U.S. market of the geomatics business line and the functional currency is now the Canadian dollar. The operations of the Company’s U.S. based subsidiary are now considered integrated (financially and operationally dependent on OSIL) and are translated to Canadian dollars using current rates of exchange for monetary assets and liabilities. Historical rates of exchange are used for non-monetary assets and liabilities and average rates for the period are used for revenues and expenses except for amortization, which is translated at exchange rates used in the translation of the related asset accounts. Gains or losses resulting from these translation adjustments are included in income.

Transactions completed in foreign currencies are recorded in Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are recorded in the consolidated financial statements in equivalent Canadian dollars at the rate of exchange prevailing at the balance sheet date.

The Company purchases foreign exchange forward contracts to hedge sales to customers denominated in U.S. dollars, Australian dollars and Euros (€) and the related accounts receivable. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar, Australian dollar, and Euro denominated sales are recognized as an adjustment of the revenues when the sale is recorded. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Use of estimates

The preparation of these consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Page 80	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

Accounts receivable

The Company maintains an allowance for doubtful accounts against its accounts receivable for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Unbilled accounts receivable

Unbilled accounts receivable is revenue that has been recognized using the percentage of completion method of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled accounts receivable is reduced when customers are invoiced and the respective accounts receivable is recorded.

Inventory

Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Plant and equipment

Plant and equipment are recorded at cost. Depreciation is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%
Equipment	20 – 25
Furniture and fixtures	20
Leasehold improvements	20

An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Intangibles and other assets

Intangibles and other assets are recorded at cost. Amortization is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%
Computer software	33
Licenses and patents	10

Unearned revenue

Page 81	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Unearned revenue represent amounts that have been billed to the customer but have not been recognized in revenue.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, deferred income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using enacted tax rates. The Company provides a valuation allowance against deferred tax assets to the extent that the Company does not consider them to be more likely than not of being realized.

Warranty costs and financial guarantees

The Company warrants that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified warranty issues based on historical activity. To date, the Company has had no material warranty claims.

The Company utilizes letters of credit to back certain performance obligations with its customers. The letters of credit are repayable on demand after certain conditions have been met.

Revenue recognition

Revenue from the sale of products and services is recognized once a sale arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured, which is upon the later of shipment or when title passes to the customer, depending on the contractual terms, in a manner consistent with the SEC’s Staff Accounting Bulletin No. 104 “Revenue Recognition” (which supercedes SAB No. 101, “Revenue Recognition in Financial Statements”).

Revenue from certain projects for Navigation Systems, Applications and Geomatics is recognized using the percentage of completion method, in conformity with the American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including materials, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress. The Company issues invoices related to these projects based on the achievement of milestones during the project or other contractual terms. Differences between the timing of billings, based on contract milestones or other contractual terms, and the recognition of revenue, based on the percentage of completion method, are recognized as either unbilled accounts receivable or deferred revenue.

Certain other Systems and system components revenue and Navigation Systems and Applications Software revenue are accounted in accordance with the AICPA SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-4 and 98-9. Revenue is recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance.

Page 82	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Navigation Systems revenue under bill-and-hold arrangements, whereby revenue has been recognized but the goods have not been shipped, is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Certain revenue from the sale of Geomatics services is recognized as the services are provided. Revenue from the sale of Geomatics products is recorded at the time of delivery. Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.

Maintenance and technical support revenues are recognized ratably based on the terms of their respective contract agreements, generally one to four years.

Revenue from contracts with multiple-element arrangements is recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. Revenue is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under the Company’s control.

Contracts with government agencies may contain provisions to terminate the contract in favour of the government agency. These provisions generally require all costs incurred by the Company to date to be reimbursed by the government agency.

Research and development

Research costs are expensed in the period incurred. Development costs incurred internally in creating computer software to be sold, licensed, or otherwise marketed are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”. Software development costs incurred prior to technical feasibility that do not meet these criteria are expensed as incurred. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and development costs qualifying for capitalization have been insignificant.

Government assistance

Government assistance is recorded when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognised as an expense in the period in which conditions arise that cause the government assistance to be repayable.

Page 83	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Stock-based compensation

The Company accounts for stock based compensation in accordance with the intrinsic value method of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to present the fair value of grants under the Company’s existing stock-based compensation plans to employees. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation has been recognized for grants made under the stock option plan.

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

Page 84	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company accounts for these derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company records derivative instruments in the consolidated balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. The Company formally documents, designates and assesses the effectiveness of transactions that receive hedge accounting treatment.

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

Comprehensive Income

Under FAS No. 130, “Reporting Comprehensive Income”, the Company is required to report comprehensive income (loss), which includes the Company’s net earnings (loss) as well as changes in equity from other non-owner sources. As of November 30, 2004, the Company does not have any significant comprehensive income in its consolidated financial statements.

Comparative figures

Certain of the prior year figures have been reclassified to conform with the current year’s financial statement presentation. Additional details have been provided on the consolidated statements of earnings and comprehensive income, and cash flows to disclose the impact of certain transactions.

Page 84	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 151 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123,“Accounting for Stock-Based Compensation,” (“SFAS No. 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to be recognized in the consolidated financial statements based on their values using either a modified-prospective or modified-retrospective transition method beginning with the first interim or annual period after December 1, 2005, with early adoption encouraged. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, the Company is required to adopt SFAS No. 123R beginning December 1, 2005, and recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2005, that were previously disclosed on a pro-forma basis. The Company is currently evaluating the impact of SFAS No. 123R on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 153 on its consolidated financial statements.

3	Accounts receivable

	2004	2003
Trade	$4,679,207	$1,705,184
Unbilled accounts receivable	4,116,828	2,854,942
Technology Partnerships Canada contribution (note 10)	257,266	—
Other	111,234	75,209
Allowance for doubtful accounts	(24,057)	(13,499)

	$9,140,478	$4,621,836

As at November 30, 2004, government contract receivables were $4,435,616 (2003 — $1,554,548) and unbilled government contract receivables were $3,601,202 (2003 — $2,769,702).

Page 86	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

4	Inventory

	2004	2003
Materials and components	$638,127	$620,429
Finished goods	11,300	45,074

	$649,427	$665,503

5	Plant and equipment

	2004
		Accumulated
	Cost	depreciation	Net
Equipment	$3,910,980	$3,038,921	$872,059
Furniture and fixtures	131,095	94,705	36,390
Leasehold improvements	222,737	193,084	29,653

	$4,264,812	$3,326,710	$938,102

	2003
		Accumulated
	Cost	depreciation	Net
Equipment	$3,772,026	$2,838,400	$933,626
Furniture and fixtures	126,534	86,378	40,156
Leasehold improvements	222,737	185,673	37,064

	$4,121,297	$3,110,451	$1,010,846

6	Intangible and other assets

	2004
		Accumulated
	Cost	amortization	Net
Computer software	$936,591	$546,190	$390,401
Licenses and patents	57,267	39,057	18,210

	$993,858	$585,247	$408,611

Page 87	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

	2003
		Accumulated
	Cost	amortization	Net
Computer software	$721,250	$401,909	$319,341
Licenses and patents	57,267	37,033	20,234

	$778,517	$438,942	$339,575

7	Accounts payable and accrued liabilities

	2004	2003
Trade	$1,343,129	$1,171,353
Accrued liabilities	282,227	362,681
Accrued employee costs	572,589	408,592
Accrued royalties (note 10)	311,851	183,435
Class B preference shares dividends declared and unpaid (note 9 (c))	86,566	—

	$2,596,362	$2,126,061

8	Credit facilities

In June 2004, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2004 was 4.25% (2003 – 4.50%). The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of November 30, 2004, letters of credit, relating principally to customer contracts, amounting to U.S. $127,000 (2003 – U.S. $127,000) and Australian $283,886 (2003 – $nil) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.

The maximum amount(s) available to the Company under the operating line is $1,000,000 and under the foreign exchange forward contract facility are U.S. $2,000,000 and Australian $3,678,061. The credit facilities are collateralized by a general assignment of accounts receivable, a general security agreement from the Company and its subsidiaries Offshore Systems Ltd., OSI Geomatics Ltd and OSI Geomatics Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2004, the Company had drawn on its foreign exchange contract facility in the amount of U.S. $851,196 (2003 – U.S. $1,343,705), Australian $3,678,061 (2003 – $nil), and €383,310 (2003 – €nil). The Company has not drawn on the operating line facility during the fiscal years ended November 30, 2004 and 2003.

Page 88	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

9	Capital stock

(a) Authorized

100,000,000 common shares without par value
100,000,000 Class A preference shares without par value, issuable in series, with rights as set by the Company’s board of directors, of which 10,000,000 shares are designated Series A preference shares, voting, retractable, convertible at a 1:1 ratio, with a non-cumulative dividend rate of 1%

100,000,000 Class B preference shares, issuable in series, with rights as set by the Company’s board of directors, with a par value of $50 each, of which 10,000,000 shares are designated Series 1 preference shares, voting, convertible at a 1:45.5 ratio, with a cumulative dividend rate of 6%

(b) Class A Preference Shares

The Company has 30,262 (November 30, 2003 – 30,262) Class A preference shares outstanding that have a value of $30,262. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

(c) Class B Preference Shares

The Company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Preference Share Series 1 and 22.75 Common Share purchase warrants exercisable at $1.10. The Preference Shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. Declared unpaid dividends to November 30, 2004 amount to $86,566. The Company has the right to redeem the Preference Shares after five years. The share purchase warrants are convertible to Common Shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $297,320. The gross proceeds of $3,004,200 were allocated between the Preference Shares and warrants based on their relative fair value at the date of issuance. The $2,342,625 fair value of the Preference Shares has been estimated based on the fair value of the underlying common stock. The $661,575 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%. The Company has recorded a beneficial conversion feature of $668,785 calculated on the effective conversion price of the Preference Shares to Common Shares based on the proceeds allocated to the Preference Shares. The conversion feature of the Preference Shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The Preference Share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $133,757 (2003 – $103,707, 2002 – $nil) for the fiscal year 2004.

(d) Stock option plans

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,375,494 are available for granting. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors and executives vest over periods ranging from immediately to three years and options granted to employees vest one year after the date granted.

Page 89	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

A summary of the status of the Company’s stock option plans at November 30 is as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	shares	$	shares	$	shares	$
Outstanding — Beginning of year	2,890,046	1.02	3,130,047	0.83	3,497,496	0.59
Granted	496,750	1.12	1,290,601	1.07	865,000	1.19
Exercised	(519,847)	0.42	(1,208,198)	0.50	(1,206,664)	0.41
Forfeited	(22,725)	0.74	(122,404)	0.96	(15,897)	0.96
Expired	(590,177)	1.06	(200,000)	1.50	(9,888)	0.28

Outstanding — End of year	2,254,047	1.11	2,890,046	1.02	3,130,047	0.83

Exercisable — End of year	2,052,047	1.11	2,319,800	0.99	3,130,047	0.83

A summary of the Company’s stock options outstanding and exercisable at November 30, 2004 is as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of	outstanding at	contractual	exercise	exercisable at	exercise
exercise prices	November 30,	life	price	November 30,	price
	$2004	(years)		$2004	$
1.01 – 1.35	2,194,047	1.11	1.10	1,992,047	1.09
1.36 – 1.41	60,000	0.55	1.41	60,000	1.41

1.01 – 1.41	2,254,047	1.10	1.11	2,052,047	1.11

A summary of the Company’s stock options outstanding and exercisable at November 30, 2003 is as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of	outstanding at	contractual	exercise	exercisable at	Exercise
exercise prices	November 30,	life	price	November 30,	price
	$2003	(years)		$2003	$
0.42 - 0.60	140,862	0.32	0.48	140,862	0.48
0.61 - 0.90	485,000	0.73	0.76	485,000	0.73
0.91 - 1.35	2,093,934	1.57	1.02	1,623,688	1.08
1.36 – 2.00	170,250	0.84	1.62	70,250	1.42

0.42 – 2.00	2,890,046	1.32	1.02	2,319,800	0.99

Page 90	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Stock-based compensation of $38,166 (2003 — $43,050, 2002 — $31,500) is recorded in the consolidated financial statements as general and administrative expense. The weighted average fair value of the options granted for the year ended November 30, 2004 was $0.46 per option (2003 – $0.45, 2002 – $0.48).

The Company applies the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the Company’s earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

	2004	2003	2002
Net earnings for the year	$248,017	$352,016	$1,694,126
Additional compensation expense	(133,276)	(517,891)	(389,149)

Pro forma net earnings (loss) for the year	114,741	(165,875)	1,304,977

Pro forma basic and diluted earnings (loss) per share	$0.00	$(0.01)	$0.05

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2004	2003	2002
Risk-free interest rate	2.24%	2.65%	2.13%
Volatility	57.7%	102.0%	65.5%
Estimated average option lives	3.0 years	2.7 years	3.3 years
Dividend yield	0.0%	0.0%	0.0%

Page 91	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

(e) Earnings per share

	2004	2003	2002
Basic earnings per share
Net earnings	$248,017	$352,016	$1,694,126

Less: Accretion of beneficial conversion feature on Class B preference shares Series 1	—	668,785	—
Accretion of discount on Class B preference shares Series 1	133,757	103,707	—
Class B preference share dividends	173,133	145,350	—

Net earnings (loss) available to common shareholders	$(58,873)	$(565,826)	$1,694,126

Weighted average number of common shares outstanding	27,230,561	25,977,123	25,288,725

Basic earnings (loss) per share	$(0.00)	$(0.02)	$0.07

Diluted earnings per share
Net earnings	$248,017	$352,016	$1,694,126

Less: Accretion of beneficial conversion feature on Class B preference shares Series 1	—	668,785	—
Accretion of discount on Class B preference shares Series 1	565,078	103,707	—
Class B preference share dividends	—	145,350	—

Net earnings (loss) available to common shareholders	$(317,061)	$(565,826)	$1,694,126

Weighted average number of common shares outstanding	27,230,561	25,977,123	25,288,725
Dilutive effect of stock options (*1)	—	1,135,107	1,955,596
Dilutive effect of Class A preference shares (*1)	—	30,262	41,296
Dilutive effect of Class B preference shares	2,625,851	—	—
Dilutive effect of warrants (*2)	—	—	—

Adjusted weighted average number of common shares outstanding	29,856,412	27,142,492	27,285,617

Diluted earnings (loss) per share	$(0.01)	$(0.02)	$0.06

(*1) The stock options and the Class A preference shares – Series A were anti-dilutive for the year ending November 30, 2004.

(*2) The outstanding 1,393,301 warrants issued on February 13, 2003 were not included in the diluted earnings per share for the years ended November 30, 2004 and 2003 because the warrant exercise price was greater than the average market price of the common shares and therefore, the effect would be anti-dilutive.

Page 92	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

(f) Shareholder Rights Plan

On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies. On March 12, 2004, the Board of Directors carried a resolution regarding the continued existence of the Rights Plan, subject to receipt of shareholder approval, for an additional three year period. The continued existence of the Rights Plan was approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on April 22, 2004.

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

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the Company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.

(g) Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market. During the period January 16, 2003 to November 30, 2003 the Company purchased 455,000 of its common shares on the open market under the normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The premium on the purchase and cancellation of the common shares under the normal course issuer bid was $187,181 and was charged to the deficit. No common shares were purchased under the normal course issuer bid during the period December 1, 2003 to January 15, 2004.

10	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (TPC) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. As at November 30, 2004, the Company has claimed for $1,471,414 of assistance under the agreement. These amounts have been applied to reduce expenses in the consolidated statements of earnings. Accounts receivable at November 30, 2004 includes $257,266 of amounts receivable from TPC in connection with these claims (2003 – $nil).

In addition, the Company is required to pay a royalty of 1.4% on annual gross Navigation Systems and Applications revenue for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross Navigation Systems and Applications revenue for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. No amounts for royalty payments in connection with this agreement have been recorded in the consolidated financial statements.

Page 93	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

On November 15, 1999, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. Under the agreement with TPC, the Company was eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the Company has received the maximum allowed under the agreement. There are no amounts recorded in accounts receivable with respect to these claims (2003 – $nil).

In addition, the Company is required to pay a royalty of 3% on annual gross Navigation Systems and Applications revenue for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $929,303 to date (2003 – $745,911) and has accrued royalties of $311,851 at November 30, 2004 (November 30, 2003 — $370,819). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.

During the year ended November 30, 2004, the Company was subject to an audit by government authorities. The results of the audit have not been communicated to the Company. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.

TPC royalties paid and accrued are as follows:

	2004	2003	2002
Royalties paid	$183,392	$391,752	$213,704

Accrued royalties
Short term	311,851	183,435	339,380
Long term	—	187,384	372,717

	$311,851	$370,819	$712,097

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

11	Commitments and contingencies

The Company has entered into operating leases for its office premises in Canada and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

Years ending November 30
2005	$276,041
2006	265,501
2007	179,933
2008	3,665
2009	—

$725,140

Page 94	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

For the fiscal year ended November 30, 2004, the Company paid basic rent of $256,705 (2003 - $256,705, 2002 — $256,705). In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2004, the Company paid $90,229 (2003 — $77,719, 2002 — $79,973) for these costs.

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd., and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at November 30, 2004 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

12	Deferred income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S.

Earnings before income taxes consisted of the following:

	2004	2003	2002
Canadian income (loss)	$143,985	$(39,345)	$1,123,785
U.S. income	145,990	251,262	143,925

	$289,975	$211,917	$1,267,710

The Company has non-capital losses for Canadian income tax purposes of approximately $3,079,232, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

2004
Year ending November 30
2005	$89,418
2006	2,345,461
2007	—
2008	—
2009	169,005
2010	—
2011	475,348

Page 95	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

The Company has net operating losses for U.S. income tax purposes of approximately $315,342, which are available for carry forward to reduce future years’ taxable income of the U.S. company. These income tax losses expire on:

2004
Year ending November 30
2018	$32,506
2019	—
2020	253,625
2021	29,211

The Company also has investment tax credits of approximately $977,499, which can be used to offset future Canadian income taxes otherwise payable and expire as follows:

2004
Year ending November 30
2005	$117,678
2006	130,114
2007	—
2008	—
2009	—
2010	—
2011	146,453
2012	191,931
2013	199,522
2014	191,801

The Company has capital losses for Canadian income tax purposes of approximately $354,466, which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

The Company has undeducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $4,775,417, which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.

The net deferred tax asset consists of the following:

	2004	2003
Deferred tax assets
Non-capital loss carry-forwards	$1,191,426	$1,742,868
Net capital loss carry-forwards	63,130	63,130
Scientific research and experimental development costs	1,701,004	1,543,916
Investment tax credits	680,793	569,579
Plant and equipment	895,457	555,339
Other	91,420	105,763

	4,623,230	4,580,595
Valuation allowance	(3,842,899)	(3,758,072)

Net deferred tax asset	$780,331	$822,523

Page 96	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

The Company increased its valuation allowance against future income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against future income tax assets for which the more likely than not criteria of future realization has not been met. During the year, the future income tax expense related to the increase of the valuation allowance was $42,192 (2003 – a recovery of $168,807). Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2004	2003	2002
Expected statutory rate	35.79%	37.79%	40.04%

Expected provision for income taxes	$103,782	$80,083	$507,591
Change in tax rates applied in valuation allowance	1,199	25,235	(41,915)
Change in valuation allowance	84,827	772,232	(972,234)
Effect of foreign tax rate differences	(8,453)	9,135	(39,828)
Temporary differences arising during the year	(189,402)	(1,052,335)	126,313
Non-deductible expenses and other	50,005	25,551	(6,343)

Income tax expense (recovery)	$41,958	$(140,099)	$(426,416)

13	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	2004
	Navigation
	Systems	Applications	Geomatics	Total
Revenue	$10,232,671	$191,279	$3,027,353	$13,451,303
Gross profit	6,561,870	171,518	1,048,591	7,781,979
Technology Partnerships Canada — net	(1,184,932)	(162,057)	—	(1,346,989)
Interest expense	1,902	—	143	2,045
Income tax expense	22,760	—	19,198	41,958
Net earnings (loss)	1,239,069	(972,476)	(18,576)	248,017
Plant and equipment expenditures	106,954	16,140	20,421	143,515
Intangibles and other asset expenditures	30,516	3,995	180,830	215,341
Depreciation and amortization	233,128	2,778	126,658	362,564

Page 97	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

	2003
	Navigation
	Systems	Applications	Geomatics	Total
Revenue	$7,927,166	$—	$3,593,627	$11,520,793
Gross profit	4,797,613	—	1,564,112	6,361,725
Technology Partnerships Canada — net	(326,407)	—	—	(326,407)
Interest expense	624	—	2,200	2,824
Income tax expense	(2,917)	—	(137,182)	(140,099)
Net earnings (loss)	91,241	—	260,775	352,016
Plant and equipment expenditures	170,655	—	47,517	218,172
Intangible and other asset expenditures	12,663	—	60,329	72,992
Depreciation and amortization	255,462	—	104,517	359,979

	2002
	Navigation
	Systems	Applications	Geomatics	Total
Revenue	$11,466,668	$—	$2,347,465	$13,814,133
Gross profit	5,896,638	—	816,744	6,713,382
Technology Partnerships Canada – net	(387,662)	—	—	(387,662)
Interest expense	2,869	—	713	3,582
Income tax expense	(426,416)	—	—	(426,416)
Net earnings (loss)	1,446,857	—	247,269	1,694,126
Plant and equipment expenditures	231,100	—	95,041	326,141
Intangible and other asset expenditures	136,189	—	209,269	345,458
Depreciation and amortization	242,362	—	61,045	303,407

	Navigation
Total assets employed	Systems	Applications	Geomatics	Total
As at November 30,

2004	$10,562,064	$17,357	$1,731,317	$12,310,738

2003	10,103,117	—	1,625,140	11,728,257

The Applications business unit began operations effective fiscal year 2004.

Page 98	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Geographically, revenues reported are based on the location of the Company’s customers. Plant and equipment are reported based on location. At November 30, 2004 and 2003, all of the Company’s plant and equipment were located in Canada.

	2004	2003	2002
Australia/New Zealand	$4,818,763	$1,021,844	$—
Europe	4,332,392	2,094,063	3,123,998
United States	2,872,860	5,103,062	7,366,982
Canada	1,427,288	3,296,257	3,315,510
Other	—	5,567	7,643

Total	$13,451,303	$11,520,793	$13,814,133

Approximately 58% of revenue for the year ended November 30, 2004 (2003 – 65%, 2002 – 84%) is derived from the three largest ultimate customers at 26%, 24% and 8%, respectively (2003 — 27%, 20%, 18%, 2002 – 38%, 23%, 23%).

The three largest customers for 2004 were the Royal Australian Navy, the Royal Navy of the United Kingdom and the U.S. Coast Guard. The three largest customers for 2003 were the U.S. Coast Guard, the Canadian Navy and the Royal Danish Navy.

14	Financial instruments

Fluctuations in foreign currency exchange rates

The Company enters into transactions denominated in U.S. dollars, Australian dollars and Euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At November 30, 2004, the Company had foreign exchange forward contracts maturing in the following year to sell U.S. $851,196 (2003 – U.S. $1,343,705), Australian $3,678,061 (2003 – $nil), and €383,310 (2003 – €nil). The exchange rates set in the forward exchange contracts ranged between 1.1870 to 1.1942 for U.S. $1.00, 0.9005 to 0.9576 for Australian $1.00, and 1.5777 for €1.00 . The contracts mature between December 2004 and May 2005.

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2004. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s consolidated financial statements.

Fair value of financial instruments

Carrying amounts of certain of the Company’s financial instruments, including cash, accounts receivable and accounts payable approximate fair value due to their short maturities.

Page 99	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

Concentration of credit risk

Financial instruments that potentially subject the company to a significant concentration of credit risk consist primarily of cash and accounts receivable which are not collateralized. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to the credit quality of the customers comprising the Company’s customer base. The maximum amount of credit risk exposure is limited to the carrying amounts of these financial instruments.

The Company performs ongoing credit evaluations of its customers’ financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant credit losses to date.

The Company directly markets and supports its products internationally and currently depends on three major ultimate customers (note 13). Credit risk related to these three customers is minimal as these customers are government departments in stable, democratic countries.

15	Supplemental cash flow information

	2004	2003	2002
Cash paid during the year for interest	$2,045	$2,824	$3,583

Cash received for interest	$—	$103,564	$20,192

Cash paid during the year for income taxes	$12,916	$—	$—

Non-cash financing and investing activities

Inventory transferred to plant and equipment	$—	$10,121	$62,741

16	Subsequent events

(a) Credit Facility

In February 2005, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at the rate of 1.25% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. The Company utilizes letters of credit to back certain performance obligations with its customers. The maximum amount(s) available to the Company under the operating line is $2,000,000 and under the foreign exchange forward contract facility are U.S. $2,000,000 and Australian $2,750,000. The credit facilities are collateralized by an assignment of accounts receivable, a general security agreement from the Company and its subsidiaries Offshore Systems Ltd., OSI Geomatics Ltd and OSI Geomatics Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement.

(b) Agreement to acquire Mapcon Mapping Consultants Inc.

Page 100	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

On February 28, 2005, the Company entered into an agreement to purchase all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market.

Under the terms of the agreement, the Company will purchase all of the shares of Mapcon from its shareholders for cash of U.S.$1,000,000. The purchase is subject to a number of conditions, including the execution of a definitive agreement. The definitive agreement was executed April 8, 2005 and the transaction was closed on the same day.

Page 101	F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2004, 2003, and 2002
(expressed in Canadian dollars)

(c) Private placement

The Company announced on March 8, 2005 its intention to proceed with a private placement (the “financing”) of up to $19,500,000. The financing was led by SDS Capital Group SPC, Ltd. as the principal investor. C.E. Unterberg, Towbin, a recognized United States investment bank acted as agent to offer the securities on a best efforts basis to other institutions and accredited investors. The proceeds of the financing will be used to pursue acquisitions, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B preference shares Series 1 held by two institutional investors at a cost of approximately $2,900,000. The Company offered up to 19,500 units, each comprised of 20 voting Class B preference shares Series 2 (“preference shares”) and 588 share purchase warrants (“warrants”). The issue price was $1,000.01 per unit. The preference shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each preference share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years.

TSX policies require that the Company obtain shareholder approval for the financing. Consequently, all subscription funds and agreements were held in escrow with an escrow agent pending receipt of shareholder approval. The Company received shareholder approval for the financing at its annual general meeting which was held on April 8, 2005 and the private placement closed on April 11, 2005. During the escrow period, the purchasers received interest on the subscription funds at the rate of 12% per annum. After shareholder approval was obtained, the financing was closed and accrued interest paid to the purchasers. All payments of interest was net of applicable withholding tax.

Mr. E. Brinton Coxe, a director of the Company assisted the Company in structuring and arranging the financing. In consideration for providing his services, the Company will pay Mr. Coxe an advisory services fee in the amount of $815,908. In addition, the Company will issue to Mr. Coxe 350,000 common share purchase warrants which will have the same terms and conditions as the warrants to be issued to the institutions which assist in placing the financing. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe declared his interest in the proposed financing and related transactions and abstained from voting on all resolutions of the Company’s board respecting the financing, including resolutions approving his compensation, at all stages of the review and approval process. Mr. Coxe also excused himself from all board meetings at which the proposed financing was considered so that the remaining members of the board could discuss freely the proposed financing and all matters related thereto, including the proposed compensation of Mr. Coxe.

After shareholder approval was obtained, the Company proceeded with the planned private placement. The issuance of the units, related costs including the tax impact, potential changes to the Company’s current and deferred tax positions and the retirement of the existing preference shares will be recorded in the consolidated financial statements for the six month period ending May 30, 2005.

Completion of the financing was subject to satisfaction of a number of conditions precedent, including completion of legal documentation and due diligence satisfactory to both the Company and the purchasers, and receipt of all necessary regulatory approvals, including TSX acceptance. The Company has since received all necessary regulatory approval required to complete the financing.

The private placement was fully subscribed and should the holders of the 19,500 units, each comprised of 20 voting Class B preference shares Series 2 and 588 share purchase warrants convert these securities into the Company’s common shares, there would be an increase of 34,405,800 common shares. Finder’s fees of $1,001,362 and an additional 579,064 warrants were paid to the investment bankers in connection with the private placement.

The offered securities have not been, nor will be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Page 102	F6