Form 20-F
period 2005-11-30
OFFSHORE SYSTEMS INTERNATIONAL LTD
filed 2006-05-30
CIK 1169357

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                                          to
Commission File Number [ 000-49944 ]
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
107 – 930 West 1st Street
North Vancouver, British Columbia, Canada V7P 3N4
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None.
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, Without Par Value	Toronto Stock Exchange
O.T.C. Bulletin Board.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 30, 2005:
•	30,367,309 shares of Common Stock, no par value,

•	30,262 shares of Class A Preference Shares Series A Convertible, no par value

•	341,240 shares of Class B Series 2 Preference Shares, par value of CAD$50.00
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☑
If this report is an annual or transitional report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐   No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☑ Item 18
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☑   No ☐

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected financial data.
The following selected consolidated financial data as of and for the years ended November 30, 2005, 2004, 2003, 2002 and 2001 has been derived from the Company’s audited consolidated financial statements and was prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data should be read in conjunction with the information contained in “Item 5. — Operating and Financial Review and Prospects”, and the consolidated financial statements and notes to consolidated financial statements contained in Item 18, “Financial Statements”.
The Company’s audited consolidated financial statements are stated in Canadian dollars (CDN$ or $).
Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Statement of Earnings (Loss) and Deficit Data

	For the years ended November 30,
	2005	2004	2003	2002	2001
Revenue	$13,427,440	$13,451,303	$11,520,793	$13,814,133	$7,909,713

Direct costs	$6,932,421	$5,669,324	$5,159,068	$7,100,751	$3,333,358

Gross profit	$6,495,019	$7,781,979	$6,361,725	$6,713,382	$4,576,355

Expenses	$8,874,553	$7,492,004	$6,149,808	$5,667,650	$4,205,916

Earnings (loss) from continuing operations before proceeds on settlement of claim and income taxes	$(2,379,534)	$289,975	$211,917	$1,045,732	$370,439

Proceeds on settlement of claim	$—	$—	$—	$(221,978)	$—

Income tax expense (recovery)	$1,031,660	$41,958	$(140,099)	$(426,416)	$(227,300)

Earnings (loss) from continuing operations	$(3,411,194)	$248,017	$352,016	$1,694,126	$597,739

Net earnings (loss) for the period	$(3,411,194)	$248,017	$352,016	$1,694,126	$597,739

Net earnings (loss) attributable to common shareholders	$(10,249,981)	$(58,873)	$(565,826)	$1,694,126	$597,739

Earnings (loss) per share	$(0.37)	$(0.00)	$(0.02)	$0.07	$0.03

Diluted earnings (loss) per share	$(0.37)	$(0.01)	$(0.02)	$0.06	$0.03

Weighted average number of Common Shares outstanding – basic	27,989,832	27,147,246	25,977,123	25,288,725	23,842,549

Weighted average number of Common Shares outstanding – diluted	27,989,832	29,856,412	28,183,501	27,285,617	25,476,614

Offshore Systems International Ltd.
Selected Consolidated Financial Information
Consolidated Balance Sheet Data

	As at November 30,
	2005	2004	2003	2002	2001
Working capital	$17,808,110	$8,287,798	$8,071,926	$4,464,623	$2,812,407

Total assets	$24,771,781	$12,310,738	$11,728,257	$10,795,577	$7,353,509

Total liabilities	$4,734,688	$2,676,227	$2,493,294	$4,729,579	$3,581,389

Net assets	$19,806,287	$9,634,511	$9,234,963	$6,065,998	$3,772,120

Capital stock	$34,275,362	$22,241,614	$21,715,693	$19,258,997	$18,554,063

Outstanding Common Shares	30,367,309	27,488,074	26,807,475	26,043,243	24,694,549

Outstanding Class A Preference Shares Series A Convertible	30,262	30,262	30,262	41,296	58,326

Outstanding Class B Preference Shares Series 1 Convertible	—	57,711	61,244	—	—

Outstanding Class B Preference Shares Series 2 Convertible	341,240	—	—	—	—
For the year ending November 30, 2005, the Company declared dividends of $2.76 per share on the outstanding Class B Series 1 Preference Shares and dividends of $4.02 per share on the outstanding Class B Series 2 Preference Shares. The Company has not declared and paid any other dividends during the periods indicated.
Currency and Exchange Rates
Canadian dollar Value for US$1.00 (as published by the Federal Reserve Bank of New York):
On May 18, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = 1.1209
All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.
The average exchange rates for each of the past five fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year ended November 30, 2001	1.5441

Year ended November 30, 2002	1.5713

Year ended November 30, 2003	1.4156

Year ended November 30, 2004	1.3102

Year ended November 30, 2005	1.2115

	High Rate	Low Rate
November 2005	1.1960	1.1656

December 2005	1.1736	1.1507

January 2006	1.1726	1.1436

February 2006	1.1577	1.1379

March 2006	1.1722	1.1320

April 2006	1.1718	1.1203
All dollar amounts set forth herein are in Canadian dollars, except where otherwise indicated.
B. Capitalization and indebtedness.
Not applicable.
C. Reasons for the offer and use of proceeds.
Not applicable.

D. Risk factors.
An investment in the Company’s Common Shares should be considered speculative. In addition to other information in this Form 20-F – Annual Report, you should carefully consider the following factors when evaluating the Company and its business.
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
In addition, sales to the governments the Company works with may be affected by:
•	changes in procurement policies;
•	changes in the structure and management of government departments;
•	budget considerations;
•	changing concepts of national defense;
•	political developments domestically and abroad; and
•	increased protectionism.
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
Approximately 40% of the Company’s revenue for fiscal 2005 was from the Royal Navy of the United Kingdom, the Royal Australian Navy, and the Canadian Department of Defence. For fiscal 2004 approximately 75% of the Company’s revenue was from the U.S. Coast Guard, the Royal Navy of the United Kingdom and the Royal Australian Navy. Approximately 78% of the Company’s revenue for fiscal 2005 was from national and international governments compared to 87% for fiscal 2004. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences for its results of operations.
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
The Company derives significant revenue from contracts awarded through a competitive bidding process, which can impose substantial costs upon it, and the Company will fail to maintain its current and projected revenue if it fails to compete effectively.
The Company derives significant revenue from government contracts, both domestic and international, that are awarded through a competitive bidding process. The Company expects that most of the government business it will seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks. Such risks include, but are not limited to
•	the need to bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in executing the engagement and cost overruns;
•	the substantial cost and managerial time and effort that the Company spends to prepare bids and proposals for contracts that may not be awarded to them;
•	the need to accurately estimate the resources and costs that will be required to service any contract the Company is awarded;
•	the expense and delay that may arise if the Company’s competitors protest or challenge contract awards made to them pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and
•	the opportunity cost of not bidding on and winning other contracts the Company might otherwise pursue.
To the extent the Company engages in competitive bidding and are unable to win particular contracts, it not only incur substantial costs in the bidding process that would negatively affect the Company’s operating results, but it may be precluded from operating in the market for services that are provided under those contracts for a number of years. Even if the Company wins a particular contract through competitive bidding, its profit margins may be depressed as a result of the costs incurred through the bidding process.
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
In the fiscal year ended November 30, 2005, approximately 78% of the Company’s revenues were from international customers, including governmental customers: 22% from the U.S. and 56% from other international countries. For the fiscal year ended November 30, 2004, approximately 89% of the Company’s revenues were from international customers, including governmental customers: 21% from the U.S. and 68% from other international countries. The Company has focused its expansion efforts for the future on the American, European and Australasian markets. As a result, the Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including those risks related to:
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
The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, the U.S. dollar, the Australian dollar, the Danish kroner and the euro.
Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions are in U.S. dollars, Australian dollars and euros. In addition, certain of the Company’s subcontract payable and direct cost transactions are in U.S. dollars. For the fiscal year ended November 30, 2005, approximately 24% of the Company’s revenue and 17% of its expenses were transacted in U.S. dollars. During the same period, approximately 9% of the Company’s revenue was transacted in Australian dollars, 5% in Danish kroner and 4% in euros. For the fiscal year ended November 30, 2004, approximately 25% of the Company’s revenues and 10% of its expenses were transacted in U.S. dollars. During the same period, approximately 11% and 5% of the Company’s revenues were transacted in Australian dollars and euros, respectively. The Company expects that U.S. dollar and Australian dollar sales will continue to account for a material portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future. In order to reduce the impact of U.S. to Canadian dollar, and Australian to Canadian dollar exchange rate fluctuations, the Company utilizes its foreign exchange forward contract facility. As at November 30, 2005 the Company had not entered into any foreign exchange forward contract facility. As at November 30, 2004, the Company has entered into foreign exchange forward contracts in the amount of US$851,196, Australian $3,678,061 and €383,310.
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
Even if a purchase agreement is signed, the time period required to deploy the Company’s products varies significantly from one customer to the next. Implementing the Company’s products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy the Company’s products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy the Company’s products, the Company cannot guarantee that the Company’s products will be deployed successfully.
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
The Company depends on foreign sub-contract labour in its mapping operations to maintain a competitive position in the mapping marketplace.
The Company’s mapping operations are dependent upon labor resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labor resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend upon a number of factors, including:
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
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s mapping operations in the future.
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

The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. The value of the Company’s common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government and corporate spending patterns;
•	the timing of contract receipt and funding and the resulting impact on our working capital position;
•	the Company’s ability and the ability of its key suppliers to respond to changes in customer orders;
•	the timing of the Company’s new product introductions and its competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.
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

If the Company’s expenditures exceed its incoming cash flows, the Company may be required to raise additional capital. In addition, the Company may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to raise additional funds, if needed, on terms satisfactory to it. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.
The Company’s business could be adversely affected if it fails to manage its growth effectively.
If the Company fails to manage its growth effectively, the Company’s business and operating results could be adversely affected. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, the Company may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:
•	improve its financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;
•	improve its licensing models and procedures;
•	hire, train and retain qualified employees;
•	maintain sufficient working capital
•	control expenses;
•	diversify channel sales strategies; and
•	invest in its internal networking infrastructure and facilities.
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
The Company’s products depend on third-party software products and the Company’s reputation and the results of operations could be adversely affected by its inability to control their operations.
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
The Company
Offshore Systems International Ltd. was incorporated under the Company Act (British Columbia) on June 10, 1987 under the name “Kappa Resource Corporation”. On April 23, 1990, the Memorandum of the Company was altered to change the name of the Company to “Offshore Systems International Ltd.” and the Memorandum and Articles of the Company were amended to designate 10,000,000 of the 100,000,000 authorized Class A Preference Shares as Class A Preference Shares Series A Convertible. On February 4, 2003, the Memorandum and Articles were further amended to designate 10,000,000 of the 100,000,000 authorized Class B Preference Shares as Class B Series 1 Preference Shares. In March of 2004, The Company Act (British Columbia) was replaced with The Business Corporations Act of British Columbia (the BCBCA). As required by the BCBCA, the Company filed an application for transition and was issued a Notice of Articles on May 15, 2004, which replaced the Company’s Memorandum. On April 11, 2005 the Company filed a Notice of Alteration to change its authorized share capital and Articles in the following ways:
a)	by increasing the number of authorized Common Shares from 100,000,000 to an unlimited number;

b)	to create a new series of 10,000,000 shares designated as Class B Series 2 Preference Shares;

c)	to create a new class of shares designated as an unlimited number of Class C Preference Shares which may be issued in series; and

d)	to replace the Company’s Articles with new Articles.
The Company’s registered and records office is located at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1; tel (604) 687-5700 and the Company’s head office is located at Suite 107 – 930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4; tel: (604) 904-4600.
Registered Agents
The Company’s registered agent in Canada is Computershare Investor Services Inc., located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.
History
The Company was founded in 1977 (as Offshore Survey & Positioning Services Ltd.), initially providing positioning systems and services to oil companies. By the early 1980’s, the Company had pioneered the first chart display system for the marine market. Throughout the decade, the Company continued to lead the electronic charting industry, first by introducing its own line of electronic charts and then by developing newer innovative electronic charting systems.
The Company became a public company in 1990 when it was listed on the Vancouver Stock Exchange (now named the TSX Venture Exchange) through a reverse take-over of Kappa Resource Corporation. The Company was listed on the Toronto Stock Exchange (TSX, symbol: OSI) in 1994.
The Company is engaged in the research, development, and marketing of software, systems, and services for enhancing situational awareness in command, control, and intelligence applications. The company’s products and services are sold through three business areas: marine systems, land and air systems, and mapping.
The Company’s principal product for the marine systems market is ECPINS® for use in the commercial shipping industry and in military defense. ECPINS® reads navigation position inputs from the ship’s position, velocity, and heading sensors, such as the speed log, the gyrocompass, and the Differential Global Positioning System receiver, and displays the ship’s position continuously on a computer screen against the background of an electronic chart. The ECPINS® product line includes an optional radar overlay display system, which enables a navigator using the system to track other ships and objects. With this option, ECPINS® combines the “collision avoidance” capabilities of radar with the “grounding avoidance” capabilities of electronic nautical charts. In the last few years, we have developed specific ECPINS® systems to meet NATO’s warship electronic chart display and information systems standard and the specialized needs of the submarine market.
The first release of the Company’s flagship product, ECPINS®, was in 1991. Canada Steamship Lines was the first to standardize a fleet-wide installation of the system. Since then, other commercial customers such as Upper Lakes Group, Algoma Central Marine, U.S.S. Great Lakes Fleet Inc., American Steamship Company, Teekay Shipping Corporation and Oglebay Norton Company have chosen ECPINS®.
Today, with growing market demand for sophisticated electronic chart navigation systems among the international defense and homeland security market, the Company focuses on the development of advanced systems and services to meet the needs of government customers, including the Royal Navy of the UK, the Canadian Navy, the Canadian Coast Guard, the United States Coast Guard, the United States Navy, the New Zealand Royal Navy, the Royal Australian Navy, the Portuguese Navy, the Royal Danish Navy, and the Royal Norwegian Navy. These customers have unique requirements requiring a systems solution, which usually involves bundling the ECPINS products with systems customization, training, and installation. These customers often have non-recurring engineering needs that are met by our engineering capabilities.
In 2003, the Company announced the launch of a new product – COP-IDS®, a client server application that allows customers to integrate our mapping and imagery display technology into existing command and control systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture – Image Display Server. In the subsequent two years, they expanded their Common Operational Picture Product Line (COP PL) adding tactical and web display capabilities. The COP PL is a commercial off the shelf solution supporting command, control, communication, intelligence, surveillance, and reconnaissance (“C3ISR”) systems for strategic, operational and tactical environments.
The Company produces and sells electronic chart data to national chart agencies and hydrographic offices worldwide. They also provide chart services to the United States Coast Guard and land mapping services to local, regional and federal governments.
Business Development
In 2001, the Company became a listed supplier under the U.S. General Services Administration, reducing the reporting burden associated with U.S. procurements. The Company also secured its first international fleet sale during 2001 to the Royal Danish Navy.
During 2002, the Company entered the land-based mapping field, utilizing the skills and experience gained in the production and distribution of marine charts. The Company formed the Geomatics business unit, which achieved significant contract wins in fiscal 2003, its first full year of operations and has shown steady, strong growth ever since.
In February 2003, the Company launched a new product, COP-IDS®, for the situational awareness market, targeting Command and Control, mission planning, navigation and mobile asset management applications.
During the past few years, the strategy of forging relationships with partners in order to pursue lucrative international procurements has proven to be very successful and has positioned the Company as a leader in situational awareness technologies. The Company’s teaming partners include L-3 Communications, Lockheed Martin,Kelvin Hughes, Nautronix Ltd. and Terma. Some other partners include Raytheon, BAE Systems and Asiminth Inc.
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
A portion of the proceeds of the private placement financing was used to redeem 57,711 issued and outstanding Class B Series 1 Preference Shares held by two institutional investors at a cost of approximately $2,900,000 and to purchase CHI Systems Inc. The balance was put towards general working capital.
In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for US$1,000,000, subject to final closing adjustments. Mapcon is a land mapping company in the U.S. mapping (digital map and electronic chart data production) market. It provides the Company access into the U.S. market. A copy of the Company’s letter of intent to acquire Mapcon is filed with this form 20-F and is listed as exhibit 4.10 under “Item 19 – Exhibits”.
On December 14, 2005, OSI completed the acquisition of U.S.-based CHI Systems Inc., (“CHI Systems”) for a combination of cash and stock valued at approximately $10,300,000. The acquisition is expected to approximately double the Company’s revenue and employee base. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. military services and key defense prime contractors. On February 27, 2006 the Company filed on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition.
During fiscal years 2003, 2004, 2005 and fiscal year 2006 to date, the Company has not received any public takeover offers from third parties or given any public takeover offers. The Company has not made any takeover offers with respect to other companies other than the Mapcon and the CHI Systems acquisitions as previously described.
In addition, there have been no immovables and no major capital expenditures or divestitures in the fiscal years 2003, 2004, 2005 and fiscal year 2006 to date.
B. Business overview
Business Units
The Company develops and provides display systems and data for defense, government and commercial customers. Historically the Company has conducted its operations through three business units that are reportable segments. The Navigation Systems business unit develops and produces moving geographic information display systems and software. The Applications business unit develops situational awareness products for command and control systems. The Mapcon business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.
In 2006 the Company changed its revenue and reporting segments to reflect management’s analysis of the business following the recent U.S. acquisitions. Beginning in the first quarter of 2006, the Company reported its consolidated revenue as Marine systems, Land and air systems, and Mapping (previously Software, Geomatics, Systems and software components and Other). Beginning in the first quarter of 2006, segmented results are reported as International Systems Operations, U.S. Systems Operations, Mapcon and Corporate & Public Company Costs (previously Navigation Systems, Applications, and Geomatics).
The Company’s Navigation Systems business unit develops and produces marine electronic chart display instruments for precise positioning and navigation of ships and related products and services. The majority of the Company’s revenue is derived from this business unit. The Navigation Systems business unit is part of the Company’s Offshore Systems Ltd. subsidiary. For the year ending November 30, 2005, revenues from the Navigation Systems business unit amounted to $9,508,060 or 70.8% of total revenues.

The Company’s Applications business unit started in fiscal 2004 and develops situational awareness products and services for command and control systems in the military, government agencies and system integrators. The Applications business unit operates as a division of the Company’s Offshore Systems subsidiary. For the year ending November 30, 2005, revenues from the Applications business unit amounted to $369,347 or 2.8% of total revenues.
The Company’s Mapcon business unit develops and provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data for military and commercial customers around the world. In April 2005, the Company expanded its Mapcon business unit by acquiring Mapcon Mapping Consultants Inc. of Salt Lake City, Utah. The Mapcon business unit operates through the Company’s subsidiaries, Mapcon Mapping Ltd. and Mapcon Mapping Inc. For the year ending November 30, 2005, revenues from the Mapcon business unit amounted to $3,550,033 or 26.4% of total revenues.
Principal Products and Services
During the last three years, the principal products which the Company sold were as follows:
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
In August of 2000, the Company launched ECPINS®-M, a new product specifically designed for the military market, and ECPINS® 3000 series through 5000 series products for the commercial market. All current ECPINS® models run on an Intel x86 computer (“PC”) with a Microsoft Windows NT 4.0 operating system. ECPINS®-M, was designed to incorporate our high performance seamless and simultaneous chart display with the specific navigational demands of the military market. ECPINS® commercial products have three separate product series with functions ranging from basic entry-level to complex instruments with radar overlay display capability, all at lower price points than the original ECPINS® product. The three models are known as the ECPINS® 3000, 4000, and 5000.
In 2004 the Company launched ECPINS®-W, a highly advanced version of our core technology designed specifically to meet NATO’s WECDIS (Warship Electronic Chart Display and Information Systems). They also developed a highly specialized electronic navigation system for the submarine market, called ECPINS®-S.
In April 2006, the Company released a new Integrated Electronic Chart Display and Information System (ECDIS) and Simplified Voyage Data Recorder (S-VDR) for the commercial shipping market. This new product will enable ship operators to benefit from the company’s proven, world-leading navigation technology while meeting newly mandated International Maritime Organization (IMO) carriage requirements. The company’s S-VDR is also available as a standalone system.
The S-VDR records and stores data collected from navigational sensors, control systems, radio traffic, bridge microphones, integrity sensors, and alarms. A battery-equipped uninterruptible power supply ensures the S-VDR’s reliability.
Under the latest International Maritime Organization (IMO) carriage requirements, all existing ships over 3,000 gross tons engaged in international voyages must install an S-VDR by July 1, 2010.
Projects
From time to time, the Company accepts contracts for the development of additional features and capabilities for incorporation into ECPINS®. These projects often become specialized products specific to the customer.

Mapping
The Company provides analysis, production, and distribution of electronic nautical chart and land mapping data to customers in Canada and the U.S. These services are provided on a contract basis to government and commercial organizations such as hydrographic offices, regional and local governments, military agencies and shipping companies. The Company also sells electronic navigation charts from various national hydrographic offices, and our own intellectual property inventory to commercial and government customers. On April 8, 2005 the Company acquired Mapcon, a privately-held company in the digital and electronic mapping market that provides OSI access into the U.S. market.
Common Operational Picture (COP) Products
In 2003, the Company announced the launch of COP-IDS®, a client server application that allows customers to integrate its mapping and imagery display technology into existing command and control systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture – Image Display Server. It is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows our customers to share data across command and control systems, regardless of the systems in use.
To capitalize on the potential of the COP product line, the Company added a new line of business – OSI Applications, starting in fiscal 2004. OSI Applications develops software applications and tools for situational awareness. OSI Applications is a division of the Company’s subsidiary Offshore Systems Ltd. and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. Beginning in fiscal 2006, OSI Applications will be included in its marine and land and air systems businesses.
In the subsequent years, the Company expanded its Common Operational Picture (COP) product line. In addition to the integrated display server, COP-IDS®, the COP product line now includes:
▪	COP- TDS™: a tactical display server that provides track, target and tactical information such as mission and operational data; and

▪	COP-WDS™: an open GIS WMS compliant web map server.
The Company’s COP products are commercial off the shelf solutions supporting C3ISR systems for strategic, operational and tactical domains. These products address the needs of not only Navy applications but also Army, Air Force, Special Forces, and Coalition Force operations.
Seasonality
The Company’s business does not experience seasonality in its sales and operations.
Major Customers
The Company’s government customers continue to play a significant role in the success of the Company’s product lines. Sales in fiscal 2005 to the Royal Navy of the United Kingdom, Royal Australian Navy, and the Canadian Navy accounted for 22%, 10% and 8% respectively. No other customer represented more than 10% of sales during this reporting period. The remaining 60% of the Company’s 2005 consolidated revenue were generated through sales to commercial and other military customers.
Geographic Markets
Approximately 37%, 22%, and 22% of the Company’s consolidated revenues for fiscal 2005 were from customers in Europe, United States and Canada, respectively. Approximately 36%, 32%, and 21% of the Company’s consolidated revenues for fiscal 2004 were from customers in Australia/New Zealand, Europe and the United States, respectively. Approximately 29%, 44%, and 27% of the Company’s consolidated revenues in fiscal year 2003 were from Canada, the United States and other international customers, respectively.

Sources and Availability of Components
The Company purchases computer components and other electronic hardware for assembly into its systems. These goods are available from multiple suppliers, and prices are subject to the normal trade practices for the industry. The Company does not depend on any major supplier. No raw materials are used in the Company’s products.
Sales, Marketing and Distribution
The Company uses a common distribution strategy which relies on a combination of direct sales and indirect sales through teaming relationships, strategic partnerships and distributorships to obtain major orders from both new and existing customers. This strategy has resulted in the Company’s navigation systems business winning six open procurement competitions and becoming a supplier to eight NATO and allied Navies.
During fiscal 2005, the Company’s three business units combined had 16 employees engaged in sales and marketing products and three distributors for its navigation systems products. The distribution of sales ranged from naval customers, including the Royal Navy of the United Kingdom, the Royal Australian Navy, the Canadian Navy, the Danish Navy, the Royal New Zealand Navy and the Portuguese Navy to commercial shipping companies.
The Company also attends selected major international trade shows and conferences. During its fiscal year ended November 30, 2005 the Company attended shows and conferences as follows:
•	DGI Europe 2006 from January 25 to 27, 2005 – London, United Kingdom

•	West 2005 from February 1-3, 2005 – San Diego, California

•	Sea-Air-Space 2005 from March 22 to 24, 2005 – Washington, D.C.

•	MACC Show 2005 from May 17 to 20, 2005 – Norfolk, Virginia

•	International trials at the Coalition Warrior Interoperability Demonstration (CWID) from June 13 to 23, 2005.

•	Undersea Defense Technology, Europe 2005 conference from June 21 to 23, 2005 – Amsterdam, the Netherlands.

•	Trafalgar 200 from June 27 to 29, 2005 – London, United Kingdom

•	Defense System and Equipment International Exhibition & Conference from September 13 to 16, 2005 – London, United Kingdom.
Competition
Electronic Chart Precise Navigation Systems (ECPINS)
Competition for the Company’s ECPINS® products comes from companies that sell other integrated navigational systems based on electronic chart technology. These systems exist in a wide variety of formats, each offering features and benefits for differing applications.
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
Common Operational Picture Products (COP-IDS)
Competition for the Company’s COP-IDS® products would come from companies that sell other similar systems based on electronic chart and land map technology. Currently, the principal competitor for COP-IDS® is a product developed by Northrop Grumman known as the Command and Control Personal Computer (C2PC) The addition of the COP-IDS® solution into the market may prompt other companies to develop and market competing products. Companies that may elect to do this would be defense and commercial contractors who currently offer products that compete with our ECPINS® products, and companies such as Intergraph Corporation, Overwatch, Raytheon Solypsis, ATI Australia, the

Geospatial-Intelligence Solutions division of Lockheed Martin, and ESRI that offer similar land-based information products.
Mapping
Competition for the Company’s mapping products and services comes from two groups of organizations.
The first and larger group consists of organizations that are largely focused on providing photogrammetric and mapping services and products. This group is dominated by a few large and medium sized firms and over 300 small firms. The small firms may also provide services to the large and medium sized firms on a sub-contract basis. US organizations that fall in the group of large and medium sized firms include EarthData Inc., Photo Science, Inc., Sanborn Mapping Inc., BAE Systems/ADR Inc., Merrick & Company, Woolpert LLC, Intermap Technologies Corporation, Horizons Inc., Vargis LLC.(a division of Infotech India), Surdex Corporation, and 3001 Inc. Hauts-Monts International Inc., SNC — LAVALIN Environment Inc., Northwest Geomatics Ltd., Landdata Ltd. and JD Barnes Engineering Ltd. dominate mapping work in Canada. Firms outside North America are Infotech, Institut Géographique National of France, Hansa Luftbild AG of Germany, Trabajos Catastrales, S.A. of Spain, Geocart S.A. of Spain, Cartographic Institute of Cataluña (ICC) of Spain and Sistemas de Información Geográfica S.A. de C.V. of Mexico.
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
The Company’s trademark and copyright protection contributes to the preservation of its competitive position in the market. There can be no assurance that any of these will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of its proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies, which may adversely affect the Company.
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
Research and Product Development
The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. The Company continued to invest in new product development in 2005 and believes it to be a critical component of its future success.

Plan of Operation
The Company expects to expand its operations and increase market share by pursuing potential strategic acquisitions in the 2006 fiscal year. The Company expects any future acquisitions to either extend its product line, increase the value of its existing products, or accelerate the Company’s entry into new Mapping and Command and Control market segments. At the date of this filing, the Company has not entered into any letters of intent with potential acquisition targets.
C. Organizational structure.
The Company has five wholly-owned subsidiaries or sub-subsidiaries as at May 18, 2006. All the outstanding shares of each corporation are owned by its parent. The following organizational chart shows the intercorporate relationships and the jurisdiction of incorporation or organization of each subsidiary.
Note 1: Originally incorporate in Yukon Territory and continued in B.C. in 2005.
Note 2: The Company had two additional subsidiaries during the financial year ended November 30, 2005. The Company incorporated OSI Holdings Inc. under the laws of Delaware as a wholly owned subsidiary of Offshore Systems Ltd., and acquired the shares of CHI Systems Inc. through OSI Holdings Inc. In early 2006, OSI Holdings Inc. and CHI Systems Inc. were merged, with CHI Systems Inc. as the surviving entity. In addition, the Company had a subsidiary known as OSI Geomatics Inc. organized under the laws of the State of Washington. That subsidiary was a wholly owned subsidiary of Mapcon Mapping Ltd., and Mapcon Mapping Inc. was a wholly owned subsidiary of OSI Geomatics Inc. During the fiscal year 2005 and Mapcon Mapping Inc. were merged into one corporation with Mapcon Mapping Inc. as the surviving entity.
The Company’s Navigation Systems and Applications business unit activities are carried on through Offshore Systems. Its Mapcon business unit activities are conducted through the combined operations of Mapcon Mapping Ltd. and Mapcon Mapping Inc., which was acquired in April 2005. Offshore Survey and Positioning Services Ltd. has been inactive since 1990 and has no material assets or liabilities; however, it has not been wound up.
Beginning in fiscal 2006, the Company will be changing its financial reporting segments in order to reflect changes in management’s analysis of its business following the addition of CHI Systems and Mapcon. They will report marine systems, land and air systems, and mapping as their consolidated revenue categories and the reportable segments will be International Systems Operations, U.S. Systems Operations, Mapcon and Corporate & Public Company Costs.
D. Property, plants and equipment.
Human Resources and Facilities
As at November 30, 2005, the Company had a total of 89 employees. 76 employees are based at its facilities located in North Vancouver, British Columbia. The Company leases 18,206 square feet and uses the property for its Headquarters, Sales & Marketing, Research & Development, Software Development, Service Production and Administration.
One employee operates from a client’s premise located in Australia. One other employee operates from an office located in Ottawa, Ontario. These offices are used for sales and marketing purposes by the Company.
In April 2005, the Company added 12 employees as a result of the acquisition of Mapcon Mapping Consultants Inc. The 12 employees operate from leased facilities in Salt Lake City, Utah.
At November 30, 2005 the Company’s plant and equipment were located in Canada and the United States. At November 30, 2004 the Company’s plant and equipment were all located in Canada. There are no current plans to construct, expand or improve facilities.

As at November 30, 2005
		Accumulated
	Cost	depreciation	Net
Equipment	$4,174,286	$3,235,158	$939,128
Vehicle	10,771	1,240	9,531
Furniture and fixtures	139,946	106,993	32,953
Leasehold improvements	234,175	200,730	33,445

	$4,559,178	$3,544,121	$1,015,057

As at November 30, 2004
		Accumulated
	Cost	depreciation	Net
Equipment	$3,910,980	$3,038,921	$872,059
Furniture and fixtures	131,095	94,705	36,390
Leasehold improvements	222,737	193,084	29,653

	$4,264,812	$3,326,710	$938,102

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

Item 4A. Unresolved Staff Comments
Not applicable.
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
The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2005 (FY2005) in comparison with those for the fiscal year ended November 30, 2004 (FY2004) and for the fiscal year ended November 30, 2004 in comparison with those for the fiscal year ended November 30, 2003 (FY2003). This discussion should be read in conjunction with the Company’s 2005 and 2004 audited consolidated financial statements.
Overview
For FY2005, the Company had losses of $3,411,194 or 25.4% of revenue, compared to earnings of $248,017 or 1.9% of revenue for FY2004. After adjusting for the dividends on the Class B Preference Share Series 1 and Series 2, basic loss per share for FY2005 was $0.37 per share on a basic and diluted basis as compared to basic earnings per share in FY2004 of $0.00 per share and loss of $0.01 per share on a diluted basis.
To management’s knowledge, there are no known governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders. Inflationary factors have not had a material impact on the Company’s operating results for FY2005 or FY2004.
Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with U.S. GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated. U.S. GAAP requires the Company to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates. During FY2005, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies. The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:
Revenue recognition
Revenue from certain projects in the Navigation Systems and Applications segments is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Revenue from certain projects in the Mapcon segment is recognized using the proportional performance method of accounting, whereby revenue and profit in the period are based on the output completed to total units of work completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Certain other systems and system components revenue, software revenue for the Navigation Systems and Applications segments is recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance.
Revenue under bill-and-hold arrangements in the Navigation Systems segment, whereby revenue has been recognized but the goods have not been shipped, is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.
Revenue from the sale of products by Mapcon is recorded at the time of delivery. Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.
Revenue from contracts with multiple deliverables is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. Revenue from each unit is recognized in accordance with the applicable policies as described above.
Maintenance and technical support revenues are recognized ratably based on the terms of the respective contract agreements, which is generally one to four years.
Unbilled revenue
Unbilled revenue is revenue that has been recognized using the percentage of completion or the proportional performance methods of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded.
Unearned revenue

Unearned revenue is amounts that have been billed to the customer but have not been recognized in revenue
Accounts Receivable
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
Deferred Income Taxes
The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes deferred income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgement that is subject to audit by tax authorities in the ordinary course of business.
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
Impact of Recent Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company’s consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires all, share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method beginning with the first interim or annual period after December 1, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Accordingly, the Company is required to adopt SFAS No. 123R beginning December 1, 2005, and recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2005, that were previously disclosed on a pro forma basis. The adoption of SFAS 123R on December 1, 2005 will not have a material impact on the Company’s consolidated financial statements.
In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 will not have a material impact on the Company’s consolidated financial statements.

Results of Operations – November 30, 2005 compared to November 30, 2004
The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of

	Years ended November 30
	2005	2004
Revenues:
Software	42.2%	41.5%
Systems and system components	29.0%	32.2%
Geomatics	26.3%	22.2%
Other	2.5%	4.2%

	100.0%	100.0%

Cost of sales	51.6%	42.1%

Gross profit	48.4%	57.9%

Expenses
General and administrative	35.5%	24.6%
Research and development	15.1%	15.6%
Sales and marketing	21.3%	23.5%
Depreciation and amortization	2.2%	1.7%
Interest	(1.2%)	0.0%
Foreign exchange loss	0.9%	0.3%
Technology Partnerships Canada royalty	2.2%	0.9%
Technology Partnerships Canada contribution	(9.9%)	(10.9%)

	66.1%	55.7%

Earnings (loss) from operations	(17.7%)	2.2%

Income tax expense (recovery)	7.7%	(0.3%)

Earnings (loss)	(25.4%)	1.9%

Revenues
The Company’s revenue from the three business units is derived from four sources: Systems and system components, Software, Geomatics, and Other. Systems and system components revenue is derived from sales of system solutions and components of system solutions. Software revenue is derived from the sale of ECPINS® and COP-IDS® software. Geomatics revenue is generated from hydrographic chart and land-based mapping services, and from the sales of geospatial data for electronic display. Other revenue is derived from system repairs, system servicing, system installation, training and consulting.
Consolidated revenue for FY2005 was $13,427,440, compared with $13,451,303 for FY2004, resulting in a decrease of $23,863 or 0.2%. The Company’s revenue is primarily affected by the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements.
The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During the FY2005, the Company continued and expanded its business development initiatives with prospective and existing customers. Some of the activities did not result in closing orders during this period because of the long sales cycles, but may yield orders in the future.

The main customers for the Company’s products in FY2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for approximately 40% of the consolidated revenue. For FY2004, the main customers for the Company’s products and services were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Royal Australian Navy through Nautronix Ltd., the U.S. Coast Guard, the Royal New Zealand Navy and the Portuguese Navy through SICOM—Sistemas de Comunições, Lda, of Lisbon, Portugal. Revenue from these customers accounted for approximately 69% of the consolidated revenue for FY2004. Approximately 78% of the Company’s revenue for the FY2005 was from domestic and international governments compared to approximately 87% for FY2004.
Segment Results
Revenue from the Navigation Systems business unit for FY2005 was $9,508,060 compared to $10,232,671 for FY2004, a decrease of $724,611 or 7.1%. The decrease in revenue in FY2005 over FY2004 is attributable to the timing of new contracts awarded and the delivery schedules of existing contracts. In addition, the Company realized higher software sales in FY2004 when compared to the current year.
Revenue from the Applications business unit was $369,347 for FY2005 as compared to $191,279 for FY2004, an increase of $178,068 or 93.1%. The Applications business unit commenced operations in FY2004 and develops software applications and tools for military forces, government agencies, and system integrators to enable improved situational awareness. The sales cycle with government customers for Applications products can be upwards of three years. In FY2005, the Company added to its image display server product, a new server for the display of track, target and tactical information, such as mission and operational data, for command and control systems.
Revenue from the Mapcon business unit for FY2004 was $3,550,033 compared to $3,027,353 for FY2004, an increase of $522,680 or 17.4%. The business unit revenue levels increased in the current fiscal year compared with that of the previous fiscal year primarily as the result of changes in our strategy implemented to improve the Company’s market position in the U.S. through the acquisition of Mapcon Mapping Consultants Inc., a U.S. land mapping company. Subsequent to this acquisition, Mapcon Mapping became part of amalgamated Mapcon Mapping Inc.
In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers. The following tables present revenues from sales to customers outside the consolidated entity for the past two fiscal years ended November 30 by source:

Year ended November 30, 2005
	Navigation	Applications	Mapcon	Total
	Systems
Software	$3,529,076	$369,347	$—	$3,898,423
Systems and system components	5,665,590	—	—	5,665,590
Geomatics	—	—	3,535,907	3,535,907
Other	313,394	—	14,126	327,520

Total revenues	$9,508,060	$369,347	$3,550,033	$13,427,440

Year ended November 30, 2004
	Navigation
	Systems	Applications	Mapcon	Total
Software	$5,496,118	$80,422	$—	$5,576,540
Systems and system components	4,217,883	110,857	—	4,328,740
Geomatics	—	—	2,979,728	2,979,728
Other	518,670	—	47,625	566,295

Total revenues	$10,232,671	$91,279	$3,027,353	$13,451,303

Gross Profit
For FY2005, the Company’s gross profit decreased by $1,286,960 or 16.5% to $6,495,019 from $7,781,979 for FY2004. Gross profit percentage decreased to 48.4% from 57.9% when comparing FY2005 to FY2004.
During the third and fourth fiscal quarters of 2004 and FY2005, the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems, which are reported as revenue from Systems and system components. This was a significant change in the Company’s revenue mix as compared to the six months ended May 31, 2004 when revenues shifted to Software from Systems and system components and resulted in the Company reporting a higher gross profit percentage.
Segment Results
Gross profit from the Navigation Systems business unit for FY2005 was $4,923,550 compared to $6,561,870 for FY2004, a decrease of $1,638,320 or 25.0%. Gross profit percentage decreased to 51.8% from 64.1% period over period. The decrease was a result of lower revenues in the Navigation Systems business in FY2005 and a reduction in the Company’s high margin software revenue compared to FY2004.
Gross profit for the Company’s Applications business unit was $357,290 for FY2005 compared to 171,518 for FY2004, an increase of 108.3%. Gross profit percentage for FY2005 increased to 96.7% from 89.7% period over period reflecting a favorable contract mix that included more software contracts than systems contracts.
Gross profit from the Mapcon business unit for FY2005 was $1,214,179 compared to $1,048,591 for FY2004, an increase of $165,588 or 15.8%. Gross profit percentage decreased to 34.2% from 34.6% period over period. The increased gross profit is the result of the Company’s successful entrance into the U.S. Geomatics market through the acquisition of Mapcon Mapping Consultants Inc. Gross profit percentage decreased 0.4% year over year consistent with the mix of contracts in the business unit.
General and Administrative Expenses
General and administrative (G&A) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and other general administrative expenses, and other income. For FY2005, G&A increased by $1,433,071 or 43.0% to $4,763,190 from $3,330,119 for FY2004. As a percentage of revenue, G&A increased to 35.4% from 24.8% period over period. The increase is the result of increased salaries and the internal re-alignment of sales staff to G&A activities, professional fees, directors’ fees, and directors and officers insurance. The Company anticipates that as a result of recently introduced reporting regulations in Canada and the U.S., the Company will continue to experience increases in expenses primarily relating to professional fees and higher infrastructure costs to meet the increased reporting obligations. Also, approximately $790,000 of G&A costs in the forth quarter related to non-recurring expenditures of professional fees for capital advisory services, third-party stock-based compensation, and employee severance costs.
Research and Development Expenses
Research and development (R&D) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses and related expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under U.S. GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. The Company has not capitalized any development costs for FY2005 or FY2004.
For FY2005, R&D costs decreased by $81,626 or 3.9% to $2,023,180 or 15.0% of revenue, compared to $2,104,806 or 15.6% of revenue for FY2004. The decrease is largely a result of approximately $410,000 in engineering labor costs charged to cost of sales from R&D in FY2005 compared to approximately $180,000 for FY2004, an increase of approximately $230,000. These engineering labor costs are to support specific customer orders. This decrease was offset by increases in the number of engineering staff. The Company believes that in order to maintain its technological leadership, it must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards. The increase in R&D costs for FY2005 over FY2004 is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS® product and the continuing development of the ECPINS® product.
Sales and Marketing Expenses
Sales and marketing (S&M) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services For FY2005, S&M expenses decreased by $242,077 or 7.8%, to $2,864,282 or 21.4% of revenue from $3,106,359 or 23.5% of revenue in FY2004. The decrease in expenses was primarily the result of approximately $121,000 in travel costs because of more efficient travel planning, a decrease of approximately $80,000 in expenses relating to the internal re-alignment of sales staff to G&A activities to support corporate and operations initiatives and a decrease of approximately $80,000 in sales commissions as the result of lower sales for the year. The Company believes that the current level of S&A staff continue to allow them to pursue business development activities relating to the expansion efforts into the U.S., European and Australasian markets. This expansion effort targets new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase their profile and the profile of their products, and to broaden the Company’s base in international markets, OSI has established marketing agreements with companies local to the target regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization
Total depreciation and amortization increased by $69,253 or 30.0% to $300,286 or 2.2% of revenues for FY2005 from $231,033 or 1.7% of revenues for FY2004. The increase reflects the acquisition of Mapcon Mapping Consultants Inc. compared to the prior year. For the FY2005 and FY2004, additional depreciation of $192,893 and $131,531, respectively, was included in cost of sales for equipment used by the Company in revenue-generating activities.
Interest
Interest expense increased to $28,537 for FY2005 from $2,045 for FY2004 as a result of the Company having utilized a portion of its operating line of credit facility of $2.0 million during FY2005. The operating line credit facility was not utilized during FY2004. Interest income increased in FY2005 by $160,044 to $187,751 as the result of the Company having excess cash for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems on December 14, 2005.
Foreign Exchange
Foreign exchange loss for FY2005 increased by $83,972 or 219.0% to $122,310 from $38,338 for FY2004. The increase in FY2005 was the result of exchange rate changes of the Australian dollar and the Company’s U.S. dollar exposure during FY2005, when compared to FY2004.
As at November 30, 2005, the Company estimates that a US$0.01 increase (or decrease) in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $7,000. As at November 30, 2005, the Company estimates that an Australian $0.01 increase (or decrease) in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $8,600. As at November 30, 2005, the Company estimates that a euro 0.01 increase (or decrease) in the exchange rate of the euro relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $7,900. As at November 30, 2005, the Company estimates that a Danish kroner 0.01 increase (or decrease) in the exchange rate of the Danish kroner relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $1,300.
The Company uses foreign exchange forward contracts to reduce the potential adverse effect of exchange rate fluctuations on transactions denominated in U.S. dollars, Australian dollars and euros. The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at

November 30, 2005. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s consolidated financial statements.
Technology Partnerships Canada
In November 1999, the Company entered into an agreement with Technology Partnerships Canada (TPC) whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2003. As at November 30, 2003, the Company had received the maximum eligible contribution of $4,000,177. Under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. To November 30, 2005, the Company has paid royalties of $1,241,154 (2004 — $929,303) and accrued for future payment of royalties of $297,421 (2004 — $311,851). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.
In April 2004, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at November 30, 2005, the Company has claimed for $2,937,468 of eligible assistance under the TPC program. The Company will receive the remaining contributions over the remaining term. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. commencing January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for the year ended November 30, 2005.
The Company is required to pay a royalty of 3% on annual gross revenue for the Navigation Systems and Applications business for the period December 1, 1999 to November 30, 2008. Royalty expense increased $173,864 for the year ended November 30, 2005 compare to the previous year as a result of an increase in revenues subject to the TPC royalty charge.
The Company received a contribution from TPC based on qualifying activities and expenditures incurred. During FY2005 the Company received a contribution of $1,337,770 (2004 — $1,471,414).
Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During FY2004 the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $128,284 which is recognized in the current fiscal year as a reduction in TPC contributions. The royalty audit is currently in process. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.
Income Taxes
The Company estimated that it will not have sufficient taxable earnings in future years from the Navigation Systems and Mapcon business units to utilize a portion of the Company’s $5.1 million Canadian non-capital losses carried forward and other tax balances. As a result of this assessment, the Company has recognized a deferred tax expense of $858,407 for FY2005 compared to a deferred tax recovery of $479,446 for FY2004. In accordance with U.S. GAAP, as at November 30, 2005 the Company provided a valuation allowance of $6,065,430 against the total deferred tax asset as it is not considered “more likely than not” that the remaining deferred tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.
For FY2005, the Company recorded a current tax expense of $173,253, of which $101,693 related to Part VI.1 tax on dividends paid and the remainder was the current tax expense of the Company’s U.S. subsidiaries. This compares to a current tax expense for the prior fiscal year of $521,404.

Backlog
Total backlog as at November 30, 2005 was $20.4 million compared to $21.1 million at November 30, 2004. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, or signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at November 30, 2005 was at $11.7 million compared to $8.4 million at November 30, 2004. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at November 30, 2005 was at $8.7 million compared to $12.7 million at November 30, 2004.
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

Results of Operations – November 30, 2004 compared to November 30, 2003
The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year endeds November 30
	2004	2003
Revenues:
Software	41.5%	9.0%
Systems and system components	32.2%	53.9%
Geomatics	22.2%	30.9%
Other	4.2%	6.2%

	100.0%	100.0%

Cost of sales	42.1%	44.8%

Gross profit	57.9%	55.2%

Expenses
General and administrative	24.6%	21.7%
Research and development	15.6%	13.4%
Sales and marketing	23.5%	17.4%
Depreciation and amortization	1.7%	2.1%
Interest	0.0%	0.0%
Foreign exchange loss	0.3%	1.6%
Technology Partnerships Canada royalty	0.9%	0.4%
Technology Partnerships Canada contribution	(10.9%)	(3.3%)

	55.7%	53.4%

Earnings from operations	2.2%	1.8%

Income tax expense (recovery)	0.3%	(1.2%)

Earnings	1.9%	3.0%

Revenues
The Company’s revenues from the three business units is derived from four sources: Systems and system components, Software, Geomatics, and Other. Systems and system components revenue is derived from sales of system solutions and components of system solutions. Software revenue is derived from the sale of ECPINS® and COP-IDS® software. Geomatics revenue is generated from hydrographic chart and land-based mapping services, and from the sales of geospatial data for electronic display. Other revenue is derived from system repairs, system servicing, system installation, training and consulting.
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
The main customers for the Company’s products and services were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Royal Australian Navy through Nautronix Ltd., the U.S. Coast Guard, the Royal New

Zealand Navy and the Portuguese Navy through SICOM—Sistemas de Comunições, Lda, of Lisbon, Portugal. Revenue from these customers accounted for 69% of the consolidated revenue for FY2004. For FY2003, the main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defense, Royal Danish Navy and the U.S. Navy. Revenue from these customers accounted for 70% of the consolidated revenue for FY2003. Approximately 87% of the Company’s revenue for the FY2004 was from domestic and international governments compared to 91% for FY2003.
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
During the third and fourth fiscal quarters of 2004 the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS®, which are reported as Systems and systems component revenue.
Segment Results
Revenue from the Navigation Systems business unit for FY2004 was $10,232,671 compared to $7,927,166 for FY2003, an increase of $2,305,505 or 29.1%. The increase in revenue in FY2004 over FY2003 is attributable to contracts from the Royal Navy of the United Kingdom and the Royal Australian Navy that were awarded to the Company in late FY2003 and early FY2004.
Revenue from the Geomatics business unit for FY2004 was $3,027,353 compared to $3,593,627 for FY2003, a decrease of $566,274 or 15.8%. The business unit revenue levels decreased in the current fiscal year compared with that of the previous fiscal year as the result of supplier delays experienced by the Company in receiving the contracted services to satisfy customer needs and increased difficulty in penetrating the U.S. mapping market.
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
In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers. The following tables present revenues from sales to customers outside the consolidated entity for the past two fiscal years ended November 30 by source:

Year ended November 30, 2004	Systems Navigation	Applications	Geomatics	Total
Software	$5,496,118	$80,422	$—	$5,576,540
Systems and system components	4,217,883	110,857	—	4,328,740
Geomatics	—	—	2,979,728	2,979,728
Other	518,670	—	47,625	566,295

Total revenues	10,232,671	191,279	3,027,353	13,451,303

Year ended November 30, 2003	Navigation Systems	Applications	Geomatics	Total
Software	$1,036,417	$—	$—	$1,036,417
Systems and system components	6,208,464	—	—	6,208,464
Geomatics	—	—	3,560,440	3,560,440
Other	682,285	—	33,187	715,472

Total revenues	7,927,166	—	3,593,627	11,520,793

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
Segment Results
Gross profit from the Navigation Systems business unit for FY2004 was $6,561,870 compared to $4,797,613 for FY2003, an increase of $1,764,257 or 36.8%. Gross profit percentage increased to 64.1% from 60.5% period over period. The increase was attributable to the increased software revenue for the six months ended May 31, 2004 and resulted in the Navigation Systems business unit reporting gross profit percentages that were higher than those reported historically. During the third and fourth fiscal quarters of 2004, the Company’s revenue mix returned to its historical makeup which has the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems.
Gross profit from the Geomatics business unit for FY2004 was $1,048,591 compared to $1,564,112 for FY2003, a decrease of $515,521 or 33.0%. Gross profit percentage decreased to 34.6% from 43.5% period over period. The decrease is the result of the competitive nature of the geomatics market where customers are very price sensitive and the increasing protectionism the Geomatics business unit has encountered entering the U.S. mapping market. The Company plans to implement changes in the strategies to improve its market position in the U.S.
Gross profit for the Company’s new Applications business unit was $171,518 for FY2004, its first year of operations. Gross profit percentage for FY2004 was 89.7% and reflected the contract mix that included more applications software contracts than applications systems contracts.
General and Administrative Expenses
General and administrative (G&A) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and other general administrative expenses, net of interest and other income. For FY2004, G&A increased by $804,391 or 32% to $3,302,412 from $2,498,021 for FY2003. As a percentage of revenue, G&A increased to 24.6% from 21.7% period over period. The increase is the result of increased professional fees, salaries, directors’ fees and directors and officers insurance, as well as decreased interest income that resulted from lower cash reserves during the periods. The Company anticipates that as a result of recently introduced regulations in Canada and the U.S., the Company will continue to experience increases in costs primarily relating to professional fees.

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
Based on the FY2004 operations, the Company estimates that a US$0.01 increase in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $25,000. An Australian $0.01 increase in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $12,000.

An increase of €0.01 in the exchange rate of the euro relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $10,000.
The Company uses foreign exchange forward contracts to reduce the potential adverse effect of exchange rate fluctuations on transactions denominated in U.S. dollars, Australian dollars and euros. The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2004. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s consolidated financial statements.
Technology Partnerships Canada
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
In April of 2004, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at November 30, 2004, the Company has claimed for $1,471,414 of eligible assistance under the TPC program. The Company will receive the remaining contributions over the remaining term. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. commencing January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for FY2004.
The Company is required to pay a royalty of 3% on annual gross revenue for the Navigation Systems and Applications business for the period December 1, 1999 to November 30, 2008. Royalty expense increased $183,392 for FY2004 compare to the previous year as a result of an increase in revenues subject to the TPC royalty charge.
The Company received a contribution from TPC based on qualifying activities and expenditures incurred. During FY2004 the Company received a contribution of $1,471,414 (2003 — $376,880).
Although the Company believes its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During FY2004 the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $128,284 which is recognized in the FY2005 as a reduction in TPC contributions. The royalty audit is currently in process. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.
Income Taxes
The Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $3,079,232 Canadian and $315,342 U.S. non-capital losses carried forward and other tax balances. As a result of this assessment, the Company has recognized a deferred tax recovery of $479,446 for FY2004 compared to a deferred tax recovery of $363,484 for FY2003. In accordance with U.S. GAAP, as at November 30, 2004 the Company provided a valuation allowance of $3,842,899, compared with $3,758,072 in FY2003 against the total deferred tax asset as it is not considered “more likely than not” that the remaining deferred tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

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
The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position and revenue for the period. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued, and will continue to pursue, major contracts with a lengthy sales cycle and, as a result, there could be large variations in its total backlog position and revenue from one fiscal quarter to another. The increased firm backlog and option balances at November 30, 2004 as compared to November 30, 2003 were the result of the Company and its partners winning the Royal Navy of the U.K. tender and additional contract awards from the Royal Australian Navy.
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
B. Liquidity and capital resources
Years ended November 30, 2005 and 2004
The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth.
At November 30, 2005, the Company had current assets of $22,542,798, current liabilities of $4,734,688 and a cash position of $9,599,801. Working capital increased $9,520,312 to $17,808,110 at November 30, 2005 from $8,287,798 at November 30, 2004 primarily due to a combination of an increase in accounts receivable and an increase in cash.
The Company has credit facilities with a Canadian chartered bank consisting of an operating line, standby letters of credit and a foreign exchange forward contract facility. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at the rate of 1.25% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. At November 30, 2005, the Company had an operating line of

$2,000,000 available with a Canadian chartered bank collateralized by accounts receivable and inventory. There were no outstanding borrowings against the operating line at this date. As of November 30, 2005, the Company has issued standby letters of credit of Australian $283,886. The Company has utilized the standby letters of credit to support performance obligations to its customers to complete its contractual requirements. In the event the Company is unable to meet its performance obligations, funds from the letter of credit would be provided to the Company to fulfill its contractual requirements. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements. At November 30, 2005, the Company had not drawn down on its foreign exchange contract facility.
Cash flows used in operating activities for FY2005 were $1,780,634 compared with a cash flow received from operating activities of $690,939 for FY2004, a decrease of $2,471,573. The decrease in cash flow for FY2005 was the result of the Company’s operating loss for FY2005 and an increased accounts receivable, inventory and prepaid expenses being offset by the effect of increases to cash flow provided by the non-cash items stock based compensation and future tax assets, as compared to FY2004.
Changes in non-cash working capital items for FY2005 were a usage of cash of $367,203 compared to usage of cash of $4,118,532 for FY2004. This change was due to a decrease of $1,293,518 in accounts receivable, and an increase of $1,271,525 in accounts payable and accrued liabilities. The changes in non-cash working capital items between these two periods are all within the normal business activities of the Company.
Cash flows provided by financing activities for FY2005 were the result of the private placement of Class B Preference Shares series 2 and warrants, net of issue costs, offset by the repurchase of Class B Preference Shares series 1 and Class B Preference Shares dividends declared and paid. Cash flows provided by financing activities for the FY 2004 were the net result of common shares issued offset by Class B Preference Share dividends declared and paid.
As a result of the above mentioned changes and a $5,296 foreign exchange impact, cash increased by $9,348,764 for the year ended November 30, 2005 compared to a decrease of $3,586,518 for the year ended November 30, 2004.
The Company believes that cash flow from operating activities, together with cash on hand, and borrowings available under its revolving credit facilities will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next twelve months. While the Company’s cash flows have historically been sufficient to support operations, recent expansion and acquisition activities have required the Company to raise additional capital externally. Additional resources may be necessary for the Company to finance its growth initiatives in the future. There can be no assurance that thereafter resources will be adequate and that additional financing will be available to the Company.
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
The Company has credit facilities with a Canadian chartered bank consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at the rate of 1.25% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. At November 30, 2004, the Company had an operating line of $1,000,000 available with a Canadian chartered bank collateralized by accounts receivable and inventory. There were no outstanding borrowings against the operating line at this date. As of November 30, 2004, the Company has issued standby letters of credit totalling US$127,000 and Australian $283,886. The Company has utilized the standby letters of credit to support performance obligations to its customers to complete its contractual requirements. In the event the Company is unable to meet its performance obligations, funds from the letter of credit would be provided to the Company to fulfill its contractual requirements. The Company has also entered into foreign exchange forward contracts in the amount of US$851,196, Australian $3,678,061 and €383,310. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.
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
Cash used in investing activities totaled $358,856 for FY2004 compared with $291,164 for FY2003. The increase is reflective of the acquisitions of property, plant and equipment commensurate with the Company’s plans to obtain additional systems and facilities to accommodate its current and future anticipated growth.
As a result of the above mentioned changes, the net decrease in cash amounted to $3,586,518 for FY2004 compared to an increase of $593,507 for FY2003.
C. Research and development, patents and licenses, etc.
Details of the Company’s research and development expenditures and TPC agreement can be found under “Item 5A Operating Results – Results of Operations – Research and Development Expenses”.
D. Trend information.
The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in materials costs. The tables below present, for the periods indicated, selected quarterly unaudited financial data of the Company for FY2005 and FY2004:

	Year ended November 30, 2004
	Q1	Q2	Q3	Q4
Revenue	$4,029,760	$2,773,835	$2,951,571	$3,696,137
Gross profit	$2,568,773	$1,775,003	$1,469,554	$1,968,649
Above as a percentage of revenue	63.7%	64.0%	49.8%	53.3%
Net earnings (loss)	$239,910	$380,088	$(455,922)	$(227,940)
Above as a percentage of revenue	6.7%	13.7%	(15.4%)	(6.2%)
Earnings (loss) per share — basic	$0.01	$0.01	$(0.02)	$(0.01)
Earnings (loss) per share — diluted	$0.01	$(0.01)	$(0.03)	$(0.02)

	Year ended November 30, 2005
	Q1	Q2	Q3	Q4
Revenue	$2,259,863	$1,881,685	$3,195,036	$6,090,856
Gross profit	$1,232,108	$370,351	$1,763,266	$3,129,293
Above as a percentage of revenue	54.5%	19.7%	55.2%	51.4%
Net loss	$(219,591)	$(1,697,767)	$(438,996)	$(1,054,840)
Above as a percentage of revenue	(9.7%)	(90.2%)	(13.7%)	(17.3%)
Loss per share — basic	$(0.01)	$(0.25)	$(0.05)	$(0.06)
Loss per share — diluted	$(0.01)	$(0.25)	$(0.10)	$(0.10)
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
Product mix – The relative mix of value added products and services, and fluctuations in materials costs in the contracts that have been awarded to the Company may affect the revenue and net income of the Company. Contracts that include a large proportion of third-party systems or software will provide a lower return to the Company as, generally, these costs are flowed through to the customer with little or no mark-up by the Company. On the other hand, contracts for ECPINS® software or systems contracts that have a large software component provide a high return to the Company as the costs associated with this type of contract are relatively minor. For FY2006, the Company expects increased sales of the Company’s COP-IDS® products will impact the mix of revenue, gross profit and earnings earned by the Company.
Strategic acquisitions – The Company may expand its operations and business by acquiring additional businesses, products or technologies. There can be no assurance that acquired businesses, products or technologies, if any, will achieve the anticipated revenues and income growth. Acquisitions could also result in potentially dilutive issuances of equity securities. The failure of the Company to manage its acquisitions strategy successfully could have a material adverse effect on the Company’s businesses, earnings and financial condition. The Company expects to expand its operations and increase market share by pursuing potential strategic acquisitions in the future. The Company expects any future acquisitions to either extend its product line, increase the value of its existing products, or accelerate the Company’s entry into new mapping or command and control market segments. At the date of this filing, the Company has not entered into any letters of intent with potential acquisition targets.
Customers – Another trend that affects the profitability of the Company is the lengthy sales cycle required to establish new customers in the Navigation Systems line of business. In some cases, the sales effort to win a contract with a new customer can be as long as three years. This results in the Company incurring sales and marketing costs in the current fiscal year that will generate sales two or three years in the future. For the 2006 fiscal year, the Company is focusing its sales and marketing efforts on the naval operations of countries and allies of the North Atlantic Treaty Organization (NATO). The Company expects to establish new customer relationships as a result of these efforts.
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
Derivatives
In order to reduce the potential negative effects of a fluctuating Canadian dollar, the Company enters into forward foreign exchange contracts to stabilize anticipated future net cash inflows denominated in U.S. dollars, Australian dollars and Euros. At November 30, 2005, the Company had foreign exchange forward contracts maturing in the following year to sell Sunil (2004 – US$851,196), Australian $nil (2004 – $3,678,061), and €nil (2004 – € 383,310). The Company uses forward foreign exchange contracts only for known or reasonable certain U.S., Australian and euro transactions.
The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2005. The requirement to record derivatives at their fair market value has not had a material impact on the Company’s consolidated financial statements.
Guarantees
The Company utilizes letters of credit to support certain performance obligations to its customers. The letters of credit are repayable on demand after certain conditions have been met. At November 30, 2005, the Company has issued a standby letter of credit of Australian $283,886.
F. Tabular disclosure of contractual obligations.
The table below presents, for the periods indicated, the Company’s contractual obligations at November 30, 2005:

Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt obligations	—	—	—	—	—

Capital lease obligations	—	—	—	—	—

Operating lease obligations	$684,723	$324,426	$289,329	$70,968	—

Purchase obligations	—	—	—	—	—

Other long-term liabilities	—	—	—	—	—

Total	$684,723	$324,426	$289,329	$70,968	—

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
G. Safe Harbor
This document and other documents filed by the Company with the U.S. SEC contain certain forward-looking statements with respect to the business of the Company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
The following are the directors and officers of the Company, their residence, their principal business activities within and outside the Company within the past five years, and the periods during which each has served in such capacity.

Number and
Percentage of
Voting Shares
Beneficially Owned
or Controlled by
Directors and
Name and	Principal Occupation		Officers at April
Office Held	For Past Five Years	Director Since	30/06(a)
RAYMOND JOHNSTON Director, Chair of the Board, Québec, Canada	1999 to present: President, of Chamber of Maritime Commerce, an entity which promotes the interests of the commercial marine industry in Canada.	11/14/00 (and from 12/94 to 9/98)	269,000 common shares (includes 215,000 options to purchase common shares) 0.8% of common shares

HELMUT F. LOBMEIER Director British Columbia, Canada	2001 to present: Retired 1979 to 2001: Co-owner PSL Steel Ltd., and Independent Businessman	4/26/90	946,695 common shares (includes 215,000 options to purchase common shares) 2.7% of common shares

CAPT. WALTER P. PURIO Director Texas, United States	2000 to present: Independent Marine Consultant 1993 to 2000: President, P and H Marine Associates, Inc. 1985 to present: Shipmaster- Oceans, General Dynamics, American Overseas Marine Corporation	1/14/99	348,000 common shares (includes 215,000 options to purchase common shares) 1.0% of common shares

E. BRINTON COXE Director Connecticut, United States	1999 to present: Chair of E.B. Coxe & Co., LLC a company which specializes in finding, funding, and managing small cap companies and providing consulting services to investment funds.

1999 to present: Strategic partner of SDS Capital Partners, LLC, which is a group of investment funds.	7/20/04	730,197 common shares (includes 203,750 options to purchase common shares, warrants to purchase 408,800 common shares, and 2,000 Class B Series 2 Preference shares convertible into 117,647 common shares

2.0% of common shares

Number and
Percentage of
Voting Shares
Beneficially Owned
or Controlled by
Directors and
Name and	Principal Occupation		Officers at April
Office Held	For Past Five Years	Director Since	30/06(a)
GERALD J. SHIELDS Director British Columbia, Canada	July 2005 to present: Lawyer engaged in private practice with the firm of Clark Wilson LLP 1998 to July 2005: Lawyer engaged in private practice with the firm of Godinho Sinclair Shields	4/08/05	265,000 common shares (includes 215,000 options to purchase common shares) 0.7% of common shares

KENNETH H. KIRKPATRICK Director President and Chief Executive Officer British Columbia, Canada	November 2005 to present : President and Chief Executive Officer

February 2005 to November 2005 : Chief Operating Officer

May 2001 to February 2005 : Vice President, Operations

	December 1997 to May 2001: Vice President & Chief Operating Officer, Triathlon Ltd. subsidiary of MacDonald Dettwiler & Associates	11/07/05	405,500 common shares (includes 350,000 options to purchase common shares) 1.1% of common shares

JOSEPH A. STROUD Director Virginia, United States	2005 to present: Partner at General Management Partners, LLC 1997 to present: Partner/Consultant at J.F. Lehman Equity Investors I, LLP	03/15/06	98,750 common shares (includes 48,750 options to purchase common shares) 0.3% of common shares

DONALD W. YOUNG Director British Columbia, Canada	2005 to present: Retired 1979 to 2005: Partner at KPMG LLP	03/15/06	48,750 common shares (includes 48,750 options to purchase common shares) 0.1% of common shares

ANDREW CARNIEL Vice President Corporate Development British Columbia, Canada	November 2005 to present: Vice President, Corporate Development

May 2001 to November 2005: Vice President, Business Development and Corporate Secretary

	May 1998 to May 2001: Director of Operations, Offshore Systems Ltd.	N/A	350,000 common shares (includes 250,000 options to purchase common shares) 1.0% of common shares

Number and
Percentage of
Voting Shares
Beneficially Owned
or Controlled by
Directors and
Name and	Principal Occupation		Officers at April
Office Held	For Past Five Years	Director Since	30/06(a)
JOHN T. SENTJENS Vice President Finance and Corporate Secretary British Columbia, Canada	November 2005 to present: Vice President Finance and Corporate Secretary

August 2001 to November 2005: Corporate Controller

	November 1999 to August 2001: Controller, Triathlon Ltd. subsidiary of MacDonald Dettwiler & Associates Ltd.	N/A	280,000 common shares (includes 250,000 options to purchase common shares) 0.8% of common shares

(a)	As used in the table above, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of April 30, 2006 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.
The Directors and Officers of the Company do not own any Class A Preference Shares Series A Convertible or Class B Series 1 Preference Shares Convertible.
On April 8, 2005, the Company completed a private placement of 19,500 units, each comprised of 20 voting Class B Series 2 Preference Shares (Preference Shares) and 588 share purchase warrants (warrants). The issue price was CDN$1,000.01 per unit. Mr. E. Brinton Coxe, a Director of the Company, assisted the Company in structuring and arranging the financing. In consideration for his services, the Company paid Mr. Coxe an advisory services fee in the amount of $815,908 and additionally issued to Mr. Coxe 350,000 common share purchase warrants which have the same terms and conditions as the warrants issued to the institutions which assisted in placing the financing. The cash compensation of $815,908 paid to Mr. Coxe for the provision of advisory services includes an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian dollar. Mr. Coxe has also participated in the financing by purchasing 100 units personally.
B. Compensation.
Pursuant to the 1994, 1996, and 1998 Option Plan, the Directors including the Chair of the Board received an annual entitlement for FY2004 of 45,000 Common Share options. Mr. E. Brinton Coxe who joined the board July 20, 2004 received 33,750 Common Share options. During the year ended November 30, 2005, each member of the Board of Directors of the Company who was not an employee of the Company was entitled to receive $1,500 for each Board meeting attended in person, and $1,000 for each Board meeting which was held by means of telephone conference call if of significant length or involving significant preparation. The Directors as a group were paid an aggregate of approximately $87,710 for attending or participating in these meetings. In addition, the Chair of the Board was paid an annual retainer of $50,000. Each of the remaining Directors were paid an annual retainer of $15,000. The Company held an unusually large number of Board meetings during FY2005 due to the need to analyze and consider two significant transactions, namely the $19,500,000 private placement financing which was completed in April 2005, and the acquisition of CHI Systems Inc. which was completed in December, 2005. The Audit Committee Chair was paid an annual retainer of $5,000 and the Human Resources and Compensation Committee Chair was paid an annual retainer $3,500. Each member of the Audit Committee was entitled to receive $1,500 for each Audit Committee meeting attended and each member of the Human Resources and Compensation Committee was entitled to receive $1,000 for each Human Resources and Compensation Committee meeting attended. Members of the committees were paid a total of approximately $34,150 for attending or participating in a total of 10 Committee meetings.
               Listing of Directors Geographically

Canadian Directors	Raymond W. Johnston (Chair)
Kenneth H. Kirkpatrick
Helmut F. Lobmeier
Gerald J. Shields
Donald W. Young (1)

U.S. Directors	Capt. Walter P. Purio
E. Brinton Coxe
Joseph A. Stroud (1)

NOTE:

(1)	Messrs. Young and Stroud were appointed to the Board of Directors on March 15, 2006 and elected at the Company’s Annual General Meeting on April 12, 2006.
The table below presents, for the years indicated, the total compensation accrued or paid to senior management:

		Annual Compensation
				Other Annual
		Salary	Bonus	Compensation
Name	Year	($)	($)	($)
Kenneth H. Kirkpatrick	2005	156,461	22,000	6,154
President & CEO. (1)	2004	138,269	10,000	5,385
	2003	129,135	Nil	15,000

John T. Sentjens	2005	108,230	15,000	Nil
Vice President Finance	2004	97,923	7,500	Nil
	2003	86,636	Nil	Nil

Andrew Carniel	2005	140,000	7,500	Nil
Vice President Corporate Development	2004	138,269	10,000	1,679
	2003	129,135	Nil	Nil

Wayne Hoyle	2005	105,092	Nil	63,671
Director of Sales (2)	2004	89,009	Nil	96.477
	2003	78,000	Nil	42,575

John A. Jacobson	2005	189,230	Nil	222,177	(4)
Former President & CEO. (3)	2004	196,539	15,000	Nil
	2003	179,135	Nil	15,231

NOTES:

(1)	Mr. Kirkpatrick was promoted from COO to President and CEO on November 7, 2005.

(2)	Mr. Hoyle’s remuneration arrangement includes compensation paid under a commission arrangement tied to the closing of sales. The above figures included variable compensation paid to him under this arrangement of $63,671 (FY2005), $96,477 (FY2004), and $42,575 (FY2003).

(3)	Mr. Jacobson’s tenure as President and CEO ended November 7, 2005

(4)	Other annual compensation of Mr. Jacobson includes severance payments of $200,000 arising from termination of Mr. Jacobson’s employment contract and $22,177 of vacation pay.

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
The following is a summary of the material terms and conditions of the employment contracts between the Company and members of senior management:
Kenneth Kirkpatrick is employed as President and CEO pursuant to an employment contract dated November 7, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 18 months’ notice or payment of 18 months’ base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is $245,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company’s meeting certain performance objectives, subject to a maximum of 40% of his base salary. In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract provides that in the event of a change of control of the Company, that the company is taken over by a third party, Mr. Kirkpatrick may at his option terminate the contract, in which event he is entitled to a severance payment equal to 18 months base salary. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
John Sentjens is employed as Vice President, Finance pursuant to an employment contract dated November 14, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months’ notice or payment of 12 months’ base salary in lieu of notice. Mr. Sentjens’ current base salary under the contract is $135,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives, to a maximum of 30% of his base salary. In addition, Mr. Sentjens is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Andrew Carniel is employed as Vice-President, Corporate Development pursuant to an employment contract dated November 14, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months’ notice in writing or payment of 12 months’ base salary in lieu of notice. Mr. Carniel’s current base salary under the contract is $165,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives, to a maximum of 30% of his base salary. In addition, Mr. Carniel is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Wayne Hoyle is employed as Director of Sales for Offshore Systems Ltd. pursuant to an employment contract dated February 24, 2000, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 3 months’ written notice plus one additional month for each year of service to a maximum of twelve months, or payment of severance equal to base salary for the notice period in lieu of notice. Mr. Hoyle’s’ current base salary under the contract is $105,000. He is also eligible to receive cash commissions on the gross sales of the Navigation Systems business unit. Those commissions totaled $63,671 for FY2005. In addition, Mr. Hoyle is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

The following tables present the Common Share options granted to Directors and Officers from December 1, 2004 to November 30, 2005.

	Common Share
	Options
	Granted	Exercise	Vesting	Expiry
DIRECTOR’S NAME	FY2005	Price	Date	Date
Raymond W. Johnston – Chair and Director	45,000	0.88	April 12, 2005	April 12, 2010
	100,000	0.99	July 28, 2005	July 28, 2010
Kenneth H. Kirkpatrick – President & CEO, and Director (1)	45,000	0.88	April 12, 2005	April 12, 2010
	10,000	0.99	July 28, 2005	July 28, 2010
	100,000	0.99	October 25, 2005	October 25, 2010
	133,333	0.87	November 23, 2005	November 23, 2010
Helmut F. Lobmeier – Director	45,000	0.88	April 12, 2005	April 12, 2010
	100,000	0.99	July 28, 2005	July 28, 2010
Captain Walter Purio – Director	45,000	0.88	April 12, 2005	April 12. 2010
	100,000	0.99	July 28, 2005	July 28, 2010
E. Brinton Coxe – Director	45,000	0.88	April 12, 2005	April 12, 2010
	100,000	0.99	July 28, 2005	July 28, 2010
	100,000	0.91	November 14, 2005	November 13, 2010
Gerald J. Shields – Director	45,000	0.88	April 12, 2005	April 12, 2010
	100,000	0.99	July 28, 2005	July 28, 2010
Joseph A. Stroud – Director (2)	—	—	—	—
Donald W. Young – Director (2)	—	—	—	—

	Common Share
	Options
	Granted	Exercise	Vesting	Expiry
OFFICER’S NAME	FY2005	Price	Date	Date
Andrew Carniel, Vice President Corporate Development	45,000	0.88	April 12, 2005	April 12, 2010
	50,000	0.99	October 25, 2005	October 25, 2010
	50,000	0.91	November 14, 2005	November 13, 2010
	43,333	0.87	November 23, 2005	November 23, 2010
John T. Sentjens, Vice President Finance and Corporate Secretary	30,000	0.88	April 12, 2005	April 12, 2010
	5,000	0.99	July 28, 2005	July 28, 2010
	50,000	0.99	October 25, 2005	October 25, 2010
	50,000	0.91	November 14, 2005	November 13, 2010
	87,000	0.87	November 23, 2005	November 23, 2010
John A. Jacobson, Former President & CEO(3)	60,000	0.88	April 12, 2005	April 12, 2010
	120,000	0.99	July 28, 2005	July 28, 2010

Notes:

(1)	Mr. Kirkpatrick was promoted from COO to President and CEO on November 7, 2005.

(2)	Messrs. Young and Stroud were appointed to the Board of Directors on March 15, 2006 and elected at the Company’s Annual General Meeting on April 12, 2006.

(3)	Mr. Jacobson’s tenure as President and CEO ended on November 7, 2005.

Board practices
Directors are elected annually to the Board at the Annual General Meeting of the Company. As of April 30, 2006, the directors on the Board and the period during which they have served on the Board are as follows:

Name	Period Served
Raymond Johnston (Chair)	since November 2000
Kenneth H. Kirkpatrick	since November 2005
Helmut F. Lobmeier	since April 1990
Walter P. Purio	since January 1999
E. Brinton Coxe	since July 2004
Gerald J. Shields	since April 2005
Joseph A. Stroud	since March 2006
Donald W. Young	since March 2006
All Directors’ will hold office until the next Annual General Meeting of the Shareholders of the Company.
No Director has a service contract with the Company or its subsidiaries providing for benefits upon termination of its directorship. Kenneth H. Kirkpatrick, however, does have an employment contract with the Company regarding his employment as President and Chief Executive Officer.
Duties and Obligations of the Board of Directors
The Company’s Board of Directors and senior management considers good corporate governance to be central to the effective, efficient and prudent operation of the Company. One key element of sound corporate governance emphasized by the Company is having a Board of Directors, which is relatively independent of management. Applicable Canadian securities policies describe an “independent director” as a Director who has no direct or indirect material relationship with the Company. In determining whether a Director is an independent Director, the Board considers, for example, whether the Director has a relationship that could, or could be perceived to, interfere with the Director’s ability to objectively assess the performance of management. To that end, as at November 30, 2005, the Board of Directors was composed of six persons: Raymond Johnston, Helmut Lobmeier, Capt. Walter Purio, E. Brinton Coxe, Gerald Shields and Kenneth Kirkpatrick. All of the Directors other than Messrs. Kirkpatrick, Shields and Coxe are considered by the Board to be independent directors. On this basis, Kenneth Kirkpatrick, by reason of his office as President and Chief Executive Officer, is considered a non-independent director. E. Brinton Coxe was an independent director when initially appointed to the Board, but became a non-independent director as a result of having entered into an agreement with the Company which is described below in “Item 7B – Related party transactions”. Gerald J. Shields was appointed to the Board and is a non-independent Director as a result of legal services provided to the Company by the law firm in which he has an interest. The related party transactions between Mr. Shields and the Company are described below in “Item 7B – Related party transactions”. The separation of the position of Chair from the position of President and Chief Executive Officer further ensures that the Board maintains its independence from management. The Company’s approach to corporate governance is described below. This approach is documented in the Company’s corporate governance policy handbook.
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
Committees of the Board of Directors
The Board has established three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Executive Committee. Each of the committees has specific authority to retain external advisors, as appropriate (at the expense of the Company), upon notice to the Chair of the Board.
Audit Committee
The members of the Company’s Audit Committee as at November 30, 2005 were Helmut Lobmeier (Acting Chair), Walter Purio, and E. Brinton Coxe, two of whom are independent directors. As of the date of filing this Form 20-F the member of the Company’s Audit Committee are Donald W. Young (Chair), Helmut Lobmeier and Joseph A. Stroud, all of whom are independent directors.
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
Human Resource and Compensation Committee
The members of the Company’s Human Resources and Compensation Committee as at November 30, 2005 were Helmut Lobmeier (Chair), Raymond Johnston and Cpt. Walter Purio, all of whom are independent directors. As of the date of the filing of this Form 20-F, the members of this committee are Messrs. Purio and Johnston (who are independent) and Coxe (who is not independent).
The Compensation Committee reviews and recommends to the Board for approval the remuneration of senior management and directors. Compensation is reviewed not less than annually. To fulfil this responsibility, the Compensation Committee considers a position’s responsibilities, risks, time commitment and comparative remuneration. The Board meets annually without the related directors to receive the Compensation Committee’s report concerning recommendations for any adjustment to senior management’s compensation.

Executive Committee
The members of the Company’s Executive Committee are Raymond Johnston (Chair), Helmut Lobmeier and Cpt. Walter Purio, all of whom are independent directors and Kenneth Kirkpatrick, who is not an independent director.
The Executive Committee’s responsibilities include:
(a)	recommending to the Board corporate procedures in order to address the issues of corporate governance within the organization;
(b) defining the limits of management’s responsibilities;
(c)	identifying new directors for nomination to the Board and assessing existing directors on an ongoing basis; and
(d)	overseeing the implementation of the business plan for the Company’s subsidiaries in terms of operating capital and related expenditures as approved by the Board as a whole.
(e)	approving the engagement of individual directors and outside advisors at the Company’s expense at appropriate circumstances.
(f)	overseeing the Company’s activities in the area of investor relations and relations with the capital markets.
D. Employees
The increase in the number of employees at November 30, 2005 compared to November 30, 2003 is the result of the Company requiring additional engineering staff to support development plans, an increased level of administrative staff to support contract and reporting requirements and the acquisition of Mapcon.
The following table presents the geographic distribution of the Company’s employees for the past three years:

Year ended November 30	Canada	U.S.	Denmark	Australia	Total
2005	76	12	—	1	89

2004	69	—	—	1	70

2003	56	—	1	—	57
At April 30, 2006, there were a total of 148 employees; 63 employees working for Offshore Systems Ltd, 13 employees working for Mapcon Mapping Ltd, 15 employees working for Mapcon Mapping Inc., and 57 employees working for CHI Systems. The Company has no labor unions and does not employ a significant number of temporary employees.
E. Share ownership
Information as to share and option information for directors and officers are discussed above in “Item 6. A. Directors and Senior Management” and in “Item 6B. Compensation.”
The Company has established three stock option plans under which options to purchase the Company’s common shares may be granted at the discretion of the Board of Directors to Directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares available for issuance under the Company’s stock option plans is 10,930,732, of which 4,375,494 are available for issuance at April 30, 2006. Of the 4,375,494 common shares available for issuance, 3,718,584 have been awarded through stock option grants by the Board of Directors. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the Board of Directors. Options granted to Directors and Officers vest over periods ranging from immediately to three years and options granted to employees vest immediately to one year after the date granted.
On April 22, 2004, the Company granted 463,000 stock options to Directors and selected employees of the Company. These stock options were granted at a price of $1.13 per stock option. On April 12, 2005, the Company granted 569,000 stock options to Directors and selected employees of the Company. These stock options were granted at a price of $.88 per stock option. On March 15, 2006, the Company granted 7,500 stock options to two Directors of the Company. These stock options were granted at a price of $0.73 per stock option. On April 12, 2006, the Company granted 215,000 stock options to directors of the Company. These stock options were granted at a price of $0.73 per stock option. Arrangements and decisions with respect to the issuance and granting of stock options to the Company’s key employees are made at the discretion of the Board.

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table sets forth, as of April 30, 2006, each person known to the Company to beneficially own more than 5% of the Company’s Common Shares or more than 5% of the Company’s Class A Series A Preference Shares Convertible, or more than 5% of the Company’s Class B Series 2 Preference Shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of April 30, 2006 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person. The amounts and percentages are based upon 31,445,284 Common Shares, 30,262 Class A Series A Preference Shares Convertible and 317,240 Class B Series 2 Preference Shares outstanding as of April 30, 2006.

				Common Shares Beneficially Owned (upon
				conversion of Class B Series 2
	Class B Series 2 Preference Shares			Preference Shares )
Name of Shareholders	#		%	#		%
North Sound Legacy International Ltd.
North Sound Legacy Institutional Fund LLC	79,320	(1)	25.0%	7,973,204	(1)	21.7%
North Sound Legacy Fund LLC
SF Capital Partners Ltd.	48,600		15.3%	4,287,664	(2)	11.5%
Crestview Capital Master, LLC	30,400		9.6%	2,681,995	(3)	7.5%
SDS Capital Group SPC, Ltd.	18,500		5.8%	2,371,169	(4)	6.7%
Basso Multi-Strategy Holding Fund Ltd.
Basso Private Opportunity Holding Fund Ltd.	24,300	(5)	7.7%	2,143,831	(5)	6.3%
Millennium Partners, LP	24,300		7.7%	2,143,831	(6)	6.3%
Shannon River Partners II, LP	24,300	(7)	7.7%	2,143,831	(7)	6.3%
Shannon River Partners, LP

	Class A Series A
	Preference Shares
	Convertible
	#	%
John Visnapu	16,376	54.1%
G.A. Lachapelle	3,275	10.8%
Dennis Kong	3,275	10.8%
Daniel Jacobson*	3,275	10.8%

*	- unrelated to John Jacobson, former President and CEO of the Company.

(1)	Consist of 47,040 Class B Series 2 Preference Shares convertible into 2,767,059 Common Shares and Warrants to purchase 1,382,976 Common Shares held by North Sound Legacy International Ltd.; 29,420 Class B Series 2 Preference Shares convertible into 1,730,588 Common Shares and Warrants to purchase 864,948 Common Shares held by North Sound Legacy Institutional Fund LLC, a related group; and 2,860 Class B Series 2 Preference Shares convertible into 168,235 Common Shares and Warrants to purchase 84,084 Common Shares held by North Sound Legacy Fund LLC, a related group.

(2)	Consist of 48,600 Class B Series 2 Preference Shares convertible into 2,858,824 Common Shares and Warrants to purchase 1,428,840 Common Shares.

(3)	Consist of 30,400 Class B Series 2 Preference Shares convertible into 1,788,235 Common Shares and Warrants to purchase 893,760 Common Shares.

(4)	Consist of 18,500 Class B Series 2 Preference Shares convertible into 1,088,235 Common Shares and Warrants to purchase 864,948 Common Shares.

(5)	Consist of 18,700 Class B Series 2 Preference Shares convertible into 1,100,000 Common Shares and Warrants to purchase 549,780 Common Shares held by Basso Multi-Strategy Holding Fund Ltd. and 5,600 Class B Series 2 Preference Shares convertible into 329,412 Common Shares and Warrants to purchase 164,640 Common Shares held by Basso Private Opportunity Holding Fund, a related group.

(6)	Consist of 24,300 Class B Series 2 Preference Shares convertible into 1,429,412 Common Shares and Warrants to purchase 714,420 Common Shares.

(7)	Consist of 14,300 Class B Series 2 Preference Shares convertible into 841,176 Common Shares and Warrants to purchase 420,420 Common Shares held by Shannon River Partners II, LP and 10,000 Class B Series 2 Preference Shares convertible into 588,235 Common Shares and Warrants to purchase 294,000 Common Shares held by Shannon River Partners, LP, a related group.
The Company is neither directly nor indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally and jointly. There are no arrangements known to the Company, which may result in a change of control of the Company.
The shareholders of the Class A Series A Preference Shares Convertible listed above became the beneficial owners of those shares during the fiscal year 1990. The shareholders of the Class B Series 2 Preference Shares became the beneficial owners of those shares during FY2005. The Company’s major shareholders do not have different voting rights than any other shareholder. As of February 28, 2006, approximately 6.4 million Common Shares, or 20.4% of the outstanding Common Shares are held by U.S. shareholders. As of April 30, 2006 305,540 Class B Series 2 Preference Shares, or 96.3% of the outstanding Class B Series 2 Preference Shares, are held by U.S. shareholders. No Class A Series A Preference Shares Convertible are held by U.S. shareholders.
B. Related party transactions.
During FY2004 and FY2003, the Company did not enter into any transactions with its management, members of its Board of Directors or major shareholders. Subsequent FY2004, E. Brinton Coxe, a member of the Company’s Board of Directors, became a related party by virtue of the fact that the Company has paid him compensation of $815,908 and 350,000 common share purchase warrants in consideration of the provision of advisory services in connection with the private placement completed April 8, 2005 (the “financing”) discussed below under “Item 8B. – Significant changes”. The cash compensation of $815,908 paid to Mr. Coxe includes an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian dollar. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe declared his interest in the financing and related transactions and abstained from voting on all resolutions of the Company’s Board with respect to the financing, including resolutions approving his compensation, all stages of the review and approval process. Mr. Coxe also excused himself from all Board meetings at which the financing was considered so that the remaining members of the Board could discuss freely the financing and all matters related thereto, including the compensation of Mr. Coxe. Mr. Coxe was paid an additional $145,940 for professional services provided during FY2005 and in April 2006 to the Company. Prior to this related party transaction, there have been no related party transactions since the beginning of FY2003.
On April 8, 2005, Gerald J. Shields was elected to the Company’s Board of Directors and became a related party by virtue of the provision of legal services to the Company by two law firms in which Mr. Shields has an interest. During FY2005 fees billed to the Company by these two law firms that Mr. Shields has an interest totalled $199,196 fees billed to the Company. Fees billed by these firms in FY2004 were under $60,000.

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
C.	Interests of experts and counsel.
Not applicable.

Item 8. Financial Information
A.	Consolidated statements and other financial information.
Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
For FY2003, FY2004 and FY2005 the Company derived revenue on the following geographical basis:

	FY2005	FY2004	FY2003
	$	$	$
Europe	4,939,931	4,332,392	2,094,063
United States	2,907,793	2,872,860	5,103,062
Canada	2,914,744	1,427,288	3,296,257
Australia/New Zealand	2,593,635	4,818,763	1,021,844
Other	71,337	—	5,567

Total revenues	13,427,440	13,451,303	11,520,793

The Company has neither declared nor paid dividends on any of its outstanding Common Shares or Class A Series A Preference Shares Convertible, and does not intend to do so in the foreseeable future. The Company has declared and paid dividends on the Class B Series 1 Preference Shares in accordance with the rights attached to those shares up to their redemption which occurred in April 11, 2005. The Company will declare and pay dividends on the Class B Series 2 Preference Shares in accordance with the rights attached to those shares and will continue to declare and pay dividends in accordance with those rights. With the exception of the Class B Series 2 Preference Shares dividends, the Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay additional dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.
The Company currently has one legal suit pending.
•	The Company and four employees became the objects of a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to the use of confidential information and breach of fiduciary duty. The Company believes the suit poses limited financial risk. The Company’s current C.E.O. and President and the Vice President Finance were officers of Triathlon Ltd. prior to their employment with the Company. This suit remains unresolved.
During FY2004 the Company was subject to three audits by government authorities in relation to its TPC funding agreements. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $128,284 which is recognized in FY2005 as a reduction in TPC contributions. The royalty audit is currently in process. The Company believes that it is in compliance with the terms of its TPC agreements but has not received any notification from Industry Canada regarding its audit conclusions. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.
B.	Significant changes.
In April 2005, the Company completed a private placement in the aggregate amount of $19,500,000 through the sale of 19,500 units, with each unit comprised of 20 voting Class B Series 2 Preference Shares (Preference Shares) and 588 share purchase warrants (warrants). The issue price was $1,000.01 per unit. Finder’s fees totalling $1,817,279 and an additional 929,064 warrants were paid in connection with this private placement. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each preference share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years. The proceeds of the financing will be used to pursue acquisitions, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B Series 1 Preference Shares held by two institutional investors at a cost of approximately $2,900,000.
In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon Mapping) of Salt Lake City, Utah for US$1,000,000, subject to final closing adjustments. Mapcon Mapping is a land mapping company in the U.S. mapping (digital map and electronic chart data production) market.
On December 14, 2005, OSI completed the acquisition of U.S.-based CHI Systems Inc., (“CHI Systems”) for a combination of cash and stock valued at approximately $10,300.000. The acquisition is expected to approximately double the Company’s revenue and employee base. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. military services and key defense prime contractors. On February 27, 2006 the Company filed on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition.
Item 9. The Offer and Listing
A.	Offer and listing details.
The issued and outstanding Common Shares of the Company (30,367,309 shares as of November 30, 2005) are listed and posted for trading on The TSX and OTCBB under the trading symbols TSX: “OSI” and OTCBB: “OFSYF”. The Company’s Common Shares are registered shares.
The following is a summary of the trading history (in Canadian dollars) of the Common Shares of the Company on the Toronto Stock Exchange and the Over The Counter Bulletin Board for:
•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	Price per share
	TSX (in C$)		OTCBB (in US$)
	High	Low	High	Low
Year
Fiscal year ended November 30, 2001(*)	$1.25	$0.36	—	—
Fiscal year ended November 30, 2002(**)	$1.95	$0.90	$0.80	$0.60
Fiscal year ended November 30, 2003	$1.35	$0.76	$0.95	$0.60
Fiscal year ended November 30, 2004	$1.50	$0.76	$1.30	$0.62
Fiscal year ended November 30, 2005	$1.14	$0.70	$0.96	$0.53

Year Ending November 30, 2004
First Quarter	$1.50	$0.91	$1.30	$0.74
Second Quarter	$1.42	$1.02	$1.12	$0.76
Third Quarter	$1.14	$0.80	$0.94	$0.67
Fourth Quarter	$1.15	$0.76	$0.99	$0.62

	Price per share
	TSX (in C$)		OTCBB (in US$)
	High	Low	High	Low
Year Ending November 30, 2005
First Quarter	$0.90	$0.70	$0.78	$0.60
Second Quarter	$0.94	$0.67	$0.80	$0.53
Third Quarter	$1.14	$0.70	$0.95	$0.53
Fourth Quarter	$1.11	$0.75	$0.96	$0.70

Year Ending November 30, 2006
First Quarter	$0.94	$0.65	$0.85	$0.61

Most Recent Six Months
November 2005	$0.94	$0.77	$0.84	$0.71
December 2005	$0.90	$0.74	$0.85	$0.65
January 2006	$0.82	$0.65	$0.68	$0.58
February 2006	$0.94	$0.70	$0.73	$0.61
March 2006	$0.86	$0.73	$0.75	$0.65
April 2006	$0.85	$0.68	$0.74	$0.60

* —	information not available for OTCBB
**—	information available for October and November 2002 only
B.	Plan of distribution.
Not applicable.
C.	Markets.
The Company’s Common Shares are quoted for trading on the OTCBB exchange under the symbol “OFSYF” and listed in Canada on the TSX under the symbol “OSI.”
D.	Selling shareholders.
Not applicable.
E.	Dilution.
Not applicable.
F.	Expenses of the issue.
Not applicable.

Item 10. Additional Information
A.	Share capital.
Not applicable.
B.	Memorandum and articles of association.
The Company was incorporated and organized as Kappa Resource Corporation under the Company Act of British Columbia under Certificate of Incorporation Number 328114 in 1987. In 1990, the Company changed its name to “Offshore Systems International Ltd.”. In March 2004 the Government of British Columbia repealed the Company Act and replaced it with the British Columbia Business Corporations Act (the BCBCA). In May 2004 the Company filed an application for transition and was issued a Notice of Articles under the BCBCA. The Company is now organized under the BCBCA. The Company’s incorporation number has been changed to 0328114. The BCBCA provides that a company has the capacity and the rights, power and privileges of an individual of full capacity, provided that a company must not carry on any business or exercise any powers that it is restricted by its Articles from carrying on or exercising. The Company’s Articles do not contain any such restrictions.
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
The Company’s Articles further stipulate that every Director who has a material interest in a transaction must account to the Company for any profit made as a consequence of the Company entering into the contract, unless such Director discloses his or her interest and abstains from voting on the approval of the proposed contract or transaction and except as otherwise provided in the BCBCA. Section 16.3 of The Company’s Articles stipulates that a Director who is interested in a proposed contract or transaction with the Company may be counted in the quorum of the meeting at which the transaction is considered. The directors have the power, in the absence of an independent quorum, to vote compensation to themselves in their capacities as directors, but not in their capacities as officers, employees or in any other capacity. Neither the BCBCA nor the Company’s Notice of Articles and Articles contain any provision respecting the retirement or non-retirement of directors under an age limit requirement. Section 13.4 of the Company’s Articles provides that a Director is not required to own any shares of the Company in order to serve as a Director.
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

Directors
The Company’s Articles stipulate that the number of directors shall be the greater of three and the number that may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. The number of directors of the Company is currently fixed at eight.
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
Section 19 of the Company’s Articles stipulates that the directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time terminate any such appointment. The directors are also empowered to determine the functions and duties of such officer. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing Director must be a Director. Any other officer need not be a Director. All appointments of officers are to be made on such terms and conditions and that the remuneration that the directors think fit. All or any of these select directors shall hold office until their successors are elected. Vacancies occurring from time to time in these offices may be filled by the directors from among the shareholders.
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
The following is a description of the rights, preferences, and restrictions attached to each class of the Company’s shares:
a)	Unlimited number of Common Shares without par value – Each Common Share carries the right to one vote at any general meeting of shareholders of the Company. Cumulative voting is not permitted or required. Dividends are payable on the Common Shares at the discretion of the Board of Directors. The holders of the Common Shares are not liable to further capital calls on such shares by the Company. In the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but had not been paid, the Common Shares rank subordinate to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares with respect to the amount paid up capital together with any fixed premium with respect of such Class A Preference Shares and Class B Preference Shares. Thereafter, the Class A Preference Shares, Class B Preference Shares and Class C Preference Shares are not entitled to any further distributions and the holders of the Common Shares shall be entitled to the distribution of all residual amounts. The Common Shares are not redeemable at the option of the Company or the holders. Except as expressly provided by any special rights and restrictions which the directors may create, define or attach to any series of Class A Preference Shares, Class B Preference Shares or Class C Preference Shares (described below), the directors of the Company may, in their discretion, declare dividends with respect to the Common Shares only or with respect to any other class or series of shares. To date, the Class A Series A Preference Shares Convertible, the Class B Series 1 Preference Shares and the Class B Series 2 Preference are the only Preference Shares which have been issued with a priority for payment of dividends over the Common Shares. There are no sinking fund provisions respecting the Common Shares.

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

c)	100,000,000 Class B Preference Shares with a par value of $50.00 each — These shares may be issued in one or more series. The directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class B Preference Shares, including voting rights; however, no one series of Class B Preference Shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class B Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class B Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of Class B Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class A Preference Shares described above and the Class B Preference Shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attached to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class A Preference Shares and Class B Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class B Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class B Preference Shares may be altered or amended only by a special resolution passed by a majority of not less than 66 2/3% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class B Preference Shares.

To date, two series of shares have been designated by the Board of Directors out of the Class B Preference Shares as follows:
(i)	10,000,000 million shares which have been designated as Class B Series 1 Preference Shares with a par value of $50.00 each (“Series 1 Preference Shares”). Each Series 1 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 1 Preference Share may be converted at the option of the holder into 45.5 Common Shares at any time. The Company has the right to require the shareholders of the Class B Series 1 Preference Shares to convert each such share into 45.5 Common Shares if (i) at any time after 13 months following the issuance of the Series 1 Preference Share, the closing trade price of the Company’s Common Shares exceeds $2 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its Common Shares for more than US$40,000,000 at a price per Common Share greater than $2.20. The holders of the Class B Series 1 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, cumulative dividends at a rate of $3.00 per Series 1 Preference Share, out of the net profits and surplus of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares or Class A Preference Shares. The Class B Series 1 Preference Shares are redeemable at the option of the Company at any time after the fifth anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Class B Series 1 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Class B Series 1 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or Class A Preference Shares. After such payment, the holders of the Class B Series 1 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Class B Series 1 Preference Shares are fully paid; and

(ii)	10,000,000 million shares which have been designated as Class B Series 2 Preference Shares with a par value of $50.00 each (“Series 2 Preference Shares”). Each Series 2 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 2 Preference Share may be converted at the option of the holder into 58.82 Common Shares at any time. The Company has the right to require the shareholders of the Class B Series 2 Preference Shares to convert each such share into 58.82 Common Shares if (i) at any time after 12 months following the issuance of the Series 2 Preference Share, the closing trade price of the Company’s Common Shares exceeds CDN$2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm commitment public underwritten offering of its Common Shares for more than CDN$40,000,000 at a price per Common Share greater than $1.70. The holders of the Class B Series 2 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, cumulative dividends at a rate of 7% of the amount of paid up capital on each Class B Series 2 Preference Share, out of the net profits and surplus of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares, Class A Preference Shares. The Class B Series 2 Preference Shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Class B Series 2 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Class B Series 2 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or class of shares ranking junior to the Class B Class B Series 2 Preference Shares. After such payment, the holders of the Class B Series 2 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Class B Series 2 Preference Shares are fully paid.
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
Section 11.6 of the Company’s Articles stipulate that no business, other than the election of a Chair and the adjournment or termination of the meeting, shall be conducted at any general meeting unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting. A quorum is one shareholder present in person or by proxy or, if it is a corporation, partnership, trust or other non-individual legal entity, represented in accordance with the BCBCA, holding not less than one voting share of the Company. If within half an hour from the time appointed for a meeting, a quorum is not present, in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.
The Articles stipulate that the Chair of the Board, or in his absence, the President of the Company, or in his absence one of the Directors present shall preside as Chair of every general meeting.
The Chair of a general meeting may with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place. No business shall be transacted at any adjournment meeting other than the business left unfinished at the meeting from which the adjournment took place.
Unless the directors otherwise determine, the instrument appointing a proxyholder and the power of attorney or other authority, if any, under which it is signed or a notarized, certified copy thereof shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than 48 hours before the time for holding the meeting at which the proxyholder proposes to vote.
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
The Company has entered into two material contracts in the ordinary course of business during the two years preceding publication of this annual report.
On February 29, 2004, the Company, through its subsidiary Offshore Systems Ltd., entered into a contract with Lockheed Martin UK Limited – Integrated Systems for the supply and delivery of vessel licenses to the Royal Navy of the United Kingdom for ECPINS® software. The total contract price will be between $8,133,704 and $17,145,919. The contract is currently in progress and as of April 30, 2006, the Company has completed 88.3% of the software portion of the contract and 2% of the 30 year long term maintenance portion of the contract. The contract obligates the Company to provide the supply and delivery of vessel licenses for ECPINS® software between February 29, 2004 and December 17, 2033 and support services for a 30-year period. The contract contains classified information and the United Kingdom Government has determined that any loss, misuse, or unauthorized access, disclosure or modification could adversely affect national security of the United Kingdom. In the U.S., this contract must be safeguarded in accordance with Department of Defense National Industrial Security Program Operating Manual (NISPOM), DoD 5220.22-M dated January 1995 and, therefore, a copy of this contract cannot be disclosed with this Form 20-F – Annual Report.
On March 18, 2004, the Company, through its subsidiary Offshore Systems Ltd., entered into a contract with Nautronix Ltd. for the supply and delivery of ECPINS® software, hardware, training and warranty services to the Royal Australian Navy. The total contract price will be between AUD$4,450,000 and AUD$7,950,000. The contract is currently in progress and as of April 30, 2006, the Company has completed 100% of the base contract of AUD$4,450,000. In addition the customer has exercised options of AUD$320,286 which are 100% complete and have been recognized in revenue. The contract obligates the Company to provide the supply and delivery of a Defense Enterprise Wide License for ECPINS® software, specialized hardware and training between March 18, 2004 and March 4, 2019 and warranty services for a 15-year period. This information has been previously reported and is incorporated by reference to the Company’s Form 20-F — Annual Report for the fiscal year ended November 30, 2003 under “Item 10 – Additional Information”.
The Company has entered into six material contracts other than in the ordinary course of business immediately prior to the two years preceding this annual report.
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
On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (TPC) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. As at November 30, 2004, the Company has claimed for $1,471,414 of assistance under the agreement. These amounts have been applied to reduce expenses in the consolidated statements of earnings. In addition, the Company is required to pay a royalty of 1.4% on annual gross Navigation Systems and Applications revenue for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross Navigation Systems and Applications revenue for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. A copy of this contract was previously filed with the Company’s Form 20-F, dated May 30, 2005 and is listed as exhibit 4.6 under “Item 19 – Exhibits”.
On March 8, 2005, the Company entered into a contract with C.E. Unterberg, Towbin, LLC, a Delaware limited liability company (CEUT) whereby CEUT was engaged to provide financial advisory and investment banking services to the Company. CEUT was retained to act as the Company’s exclusive financial advisor with respect to the best efforts private placement transaction of up to 19,500 units for an aggregate total of $19,500,000 (US$16,000,000). Each unit is comprised of 20 voting Class B Series 2 Preference Shares (Preference Shares) and 588 share purchase warrants (warrants). As compensation for the services rendered by CEUT, the Company paid CEUT a cash fee equal to $1,001,362, In addition, the Company issued 579,064 warrants to CEUT in connection with the private placement. A copy of this contract was previously filed with the Company’s Form 20-F, dated May 30, 2005 and is listed as exhibit 4.7 under “Item 19 – Exhibits”.
On March 8, 2005, the Company entered into a contract with E. Brinton Coxe for his provision of advisory services to the Company in connection with the private placement of Class B Series 2 Preference Shares and share purchase warrants. In consideration of the provision of his advisory services to the Company, the Company paid Mr. Coxe a fee of $815,908; and issued to him 350,000 share purchase warrants. A copy of this contract was previously filed with the Company’s Form 20-F, dated May 30, 2005 and is listed as exhibit 4.8 under “Item 19 – Exhibits”.
In March and April 2005, the Company entered into a number of subscription agreements with various institutional investors in connection with the private placement of Class B Series 2 Preference Shares and share purchase warrants. On April 11, 2005, the Company completed the private placement in the aggregate amount of $19,500,000 through the sale of 19,500 units, with each unit comprised of 20 voting Class B Series 2 Preference Shares and 588 share purchase warrants. The issue price was $1,000.01 per unit. Each Class B preference share is convertible at the option of the holder at any time into 58.82 of the Company’s Common Shares, calculated by dividing the issue price of $50.00 for each Preference Share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s Common Shares at the exercise price of $0.85 with the next five years from the date of the closing. A copy of this contract was previously filed with the Company’s Form 20-F, dated May 30, 2005 and is listed as exhibit 4.9 under “Item 19 – Exhibits”.
On December 14, 2005, OSI completed the acquisition of U.S.-based CHI Systems Inc. for a combination of cash and stock valued at approximately $10,300,000. The acquisition is expected to approximately double the Company’s revenue and employee base. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. military services and key defense prime contractors. On February 27, 2006 the Company filed on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition. A copy of the CHI Systems Share Purchase Agreement is filed with this Form 20-F and is listed as Exhibit 4.11 under “Item 19 – Exhibits”.
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
•	for purposes of the Income Tax Act (Canada) (ITA) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (Treaty) are residents of the U.S., not Limited Liability Corporations (LLC) and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (Code) are U.S. persons;

•	deal at arm’s length with the Company;

•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;

•	do not and will not hold the Common Shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

•	are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.
The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Common Shares of the Company is based on the following, as at the time of this statement:
•	the ITA and the Income Tax Regulations (Canada) (Regulations);

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Revenue Agency (CRA);

•	the Code, as amended;

•	Treasury Regulations;

•	published Internal Revenue Service (IRS) rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty.
All of the foregoing is subject to material or adverse change, on a prospective or retroactive basis, at any time. Neither the estate tax laws of Canada or the U.S., nor the tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are considered in this summary.
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
Canadian Federal Income Tax Consequences
Disposition of Common Shares
A U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property”. Such Common Shares will be taxable Canadian property if, in general, at any time during the 60 month period immediately preceding the disposition, 25% or more of the Company’s issued shares of any class were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If the Company’s shares are “taxable Canadian property” to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.
Dividend Distributions on Shares of the Company
Dividends paid on the Company’s Common Shares held by a U.S. Holder of Common Shares will be subject to Canadian non-resident withholding tax. The Company is required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada in respect of which the dividends are effectively connected and who are beneficial owners of at least 10% of the voting shares of the Company, and are not a Limited Liability Company (LLC). Under the Treaty, a withholding rate of 15% is applicable in all other cases except LLC’s, where the withholding rate is 25%.
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
The PFIC rules and the available elections are complicated and U.S. Holders should consult with their own advisors for a complete understanding of the PFIC provisions.
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
You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
The Company is required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.
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
In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and euro to Canadian dollar exchange rate fluctuations, the Company has used the forward exchange contract facility described in “Item 5E. Off Balance Sheet Arrangements” The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar and the euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S., Australian dollar and euro transactions. However, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
As at November 30, 2005, the Company estimates that a US$0.01 increase (or decrease) in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $7,000. As at November 30, 2005, the Company estimates that an Australian $0.01 increase (or decrease) in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $8,600. As at November 30, 2005, the Company estimates that a euro 0.01 increase (or decrease) in the exchange rate of the euro relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $7,900. As at November 30, 2005, the Company estimates that a Danish kroner 0.01 increase (or decrease) in the exchange rate of the Danish kroner relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $1,300.
The Company enters into transactions denominated in U.S. dollars, Australian dollars and euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.
The Company uses foreign exchange forward contracts to reduce the potential adverse effect of exchange rate fluctuations on transactions denominated in US dollars, Australian dollars and euros. At November 30, 2005, the Company had foreign exchange forward contracts maturing in the following year to sell US$nil (2004 — US$851,196), Australian $nil (2004 — Australian $3,678,061), and €nil (2004 -€383,310).
The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2005. The fair value of the above derivative financial instruments was an unrecorded liability of $nil at November 30, 2005 (2004 — $42,303).
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
Item 15. Controls and Procedures
The Company’s President and Chief Executive Officer, and Vice President, Finance, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.
The integrity of financial process is the responsibility of the Company’s management. Management maintains systems of internal control designed to provide assurance that transactions as authorized, assets are safeguarded and reliable financial information is produced.
There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Company’s President and Chief Executive Officer, and Vice President, Finance completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.
Item 16. [Reserved]
Not applicable.
Item 16A. Audit committee financial expert
All of the members of the Audit Committee are financially literate and the Company’s Board of Directors has determined that Donald W. Young, Chair of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F.
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
Item 16C. Principal Accountant Fees and Services
Ernst & Young LLP was recommended for appointment as the Company’s independent auditor for the fiscal year ended November 30, 2005 by the Audit Committee and the Board of Directors in February 2005 and appointed the Company’s independent auditor by the shareholders of the Company at the Company’s Annual General Meeting of April 8, 2005. Ernst & Young LLP was first appointed auditor on April 17, 2003. PricewaterhouseCoopers LLP was the Company’s previous auditor.
The chart below sets forth the total amount billed to the Company by the Company’s independent auditors for services performed in the years 2005 and 2004, and breaks down these amounts by category of service:

Years ended November 30	2005	2004

Audit fees	$212,634	$68,161
Audit-related fees	100,609	74,133
Tax fees	147,170	107,660
All other fees	3,039	—

Total	$463,452	$249,954

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
During 2005, the audit committee approved 100% of the audit and tax services and related fees.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable. The Company has not availed itself of any exemptions from any independence standards as contemplated by 10A-3(d) of the Securities Exchange Act of 1934.
Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers
Not applicable. The Company did not make any purchases of its own equity for itself or on behalf of any affiliate.

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

F1	Independent Auditors’ Report — November 30, 2005

F2	Consolidated Balance Sheets as of November 30, 2005 and 2004

F3	Consolidated Statements of Earnings (Loss) for the years ended November 30, 2005, 2004 and 2003

F4	Consolidated Statements of Stockholders’ Equity and Accumulated Deficit for the years ended November 30, 2005, 2004 and 2003

F5	Consolidated Statements of Cash Flow for the years ended November 30, 2005, 2004 and 2003

F6	Notes to the Consolidated Financial Statements — November 30, 2005, 2004 and 2003

Item 19. Exhibits

Exhibit Number	Description

1.1(4)	Articles pursuant to The Business Corporations Act of British Columbia

4.1(1)	Contract – No. X0132 between Naval Materiel Command, Denmark and Offshore Systems Ltd. dated August 20, 2001.

4.2(2)	Contract-No. W8472-OICJ 26/001/QC between Public Works and Government Services Canada and Offshore Systems Ltd. dated November 29, 2001.

4.3(2)	Contract No. GS-35F-0211L between the United States Coast Guard and Offshore Systems Ltd. dated June 14, 2002.

4.4(3)	Contract No. 265-004-002 between the Nautronix Ltd. and Offshore Systems Ltd. dated March 18, 2004.

4.5(1)	Shareholders’ Rights Plan.

4.6 (4)	Agreement, dated April 26, 2004, between the Company and Technology Partnerships Canada

4.7(4)	Contract between C.E. Unterberg, Towbin, LLC and Offshore Systems International Ltd. dated March 8, 2005.

4.8(4)	Contract between Mr. E. Brinton Coxe and Offshore Systems International Ltd. dated March 8, 2005.

4.9(4)	Subscription agreement.

4.10(4)	Letter of Intent to acquire Mapcon Mapping Consultants Inc.

4.11	CHI Systems Inc. Purchase Agreement

8.1	List of Subsidiaries and Jurisdictions.

11.1(3)	Code of Ethics

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed with the Company’s Form 20-F, dated as of July 24, 2002 and incorporated by reference herein.

(2)	Previously filed with the Company’s Form 20-F/A, dated as of September 10, 2002 and incorporated by reference herein.

(3)	Previously filed with the Company’s Form 20-F, dated as of May 27, 2004 and incorporated by reference herein.

(4)	Previously filed with the Company’s Form 20-F, dated as of May 30, 2005 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

OFFSHORE SYSTEMS INTERNATIONAL LTD.

Dated: May 26, 2006	By:	/s/ “Ken Kirkpatrick”

Kenneth H. Kirkpatrick
President & CEO

Exhibits Attached

Exhibit Number	Description

4.11	CHI Systems Inc. Share Purchase Agreement

8.1	List of Subsidiaries and Jurisdictions.

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Offshore Systems International Ltd.
Consolidated Financial Statements
November 30, 2005
(expressed in Canadian dollars)
(Prepared in accordance with United States Generally Accepted Accounting Principles)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Offshore Systems International Ltd.
We have audited the consolidated balance sheets of Offshore Systems International Ltd. as at November 30, 2005 and 2004 and the consolidated statements of earnings (loss), stockholders’ equity and accumulated deficit and cash flows for each of the years in the three year period ended November 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Offshore Systems International Ltd. as at November 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2005 in conformity with United States generally accepted accounting principles.

Vancouver, Canada,
February 17, 2006.	Chartered Accountants

F1

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Balance Sheets
As at November 30, 2005 and 2004
(Incorporated under the laws of the Province of British Columbia)
(expressed in Canadian dollars)

	2005	2004
Assets (note 11)
Current assets
Cash and cash equivalents	$9,599,801	$251,037
Restricted cash (note 4)	221,264	—
Accounts receivable (note 6)	11,002,470	9,140,478
Inventory (note 7)	1,094,634	649,427
Prepaid expenses and deposits	624,629	142,752
Deferred income taxes (note 16)	—	780,331

	25,542,798	10,964,025
Plant and equipment (note 8)	1,015,057	938,102
Intangible and other assets (note 9)	732,912	408,611
Goodwill (note 5)	481,014	—

	$24,771,781	$12,310,738

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	$3,919,534	$2,596,362
Income taxes payable	284,833	—
Unearned revenue	530,321	79,865

	4,734,688	2,676,227
Deferred income taxes (note 16)	230,806	—

	4,965,494	2,676,227

Stockholders’ Equity
Capital stock
Authorized (note 12(a))

Issued and outstanding
30,262 Class A preference shares — Series A (2004 – 30,262) (note 12(c))	30,262	30,262
nil Class B preference shares — Series 1 (2004 – 57,711) (note 12(d)(i))	—	2,163,621
341,240 Class B preference shares — Series 2 (2004 – nil) (note 12(d)(ii)	11,412,208	—
30,367,309 common shares (2004 – 27,488,074) (note 12(b))	22,832,892	20,047,731

	34,275,362	22,241,614
Warrants (note 12(e))	5,207,234	661,575
Additional paid-in capital	4,743,012	928,169
Accumulated Deficit	(24,446,827)	(14,196,847)
Accumulated other comprehensive income	27,506	—

	19,806,287	9,634,511

	$24,771,781	$12,310,738

Commitments and contingencies (note 14)
Subsequent events (note 17)
Approved by the Board of Directors

/s/ “Raymond Johnston”	/s/ “Helmut Lobmeier”

Director	Director

See accompanying notes to consolidated financial statements.	F2

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Earnings (Loss)
For the years ended November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

	2005	2004	2003
Revenue
Systems and system components	$5,665,590	$4,328,740	$6,208,464
Software	3,898,423	5,576,540	1,036,417
Geomatics	3,535,907	2,979,728	3,560,440
Other	327,520	566,295	715,472

	13,427,440	13,451,303	11,520,793

Cost of sales	6,932,421	5,669,324	5,159,068

Gross profit	6,495,019	7,781,979	6,361,725

Expenses
General and administrative	4,763,190	3,330,119	2,498,021
Research and development	2,023,180	2,104,806	1,548,523
Sales and marketing	2,864,282	3,160,359	2,000,238
Depreciation and amortization	300,286	231,033	241,295
Interest expense	28,537	2,045	2,824
Interest income	(187,751)	(27,707)	—
Foreign exchange loss	122,310	38,338	185,314
Technology Partnerships Canada royalty (note 13)	298,289	124,425	50,473
Technology Partnerships Canada contribution (note 13)	(1,337,770)	(1,471,414)	(376,880)

	8,874,553	7,492,004	6,149,808

Net earnings (loss) before income taxes	(2,379,534)	289,975	211,917

Income tax expense (recovery) (note 16)
Deferred income tax expense (recovery)	858,407	(479,446)	(363,484)
Current income tax expense (recovery)	173,253	521,404	223,385

	1,031,660	41,958	(140,099)

Net earnings (loss)	$(3,411,194)	$248,017	$352,016

Net earnings (loss) attributable to common shareholders	$(10,249,981)	$(58,873)	$(565,826)

Earnings per share (note 12(g))
Basic	$(0.37)	$(0.00)	$(0.02)
Diluted	$(0.37)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding (note 12(g))
Basic	27,989,832	27,147,246	25,977,123
Diluted	27,989,832	29,856,412	27,142,492

Dividends declared per share
Class B preference shares – Series 1	$2.76	$4.50	$0.87
Class B preference shares – Series 2	$4.02	$0.00	$0.00

See accompanying notes to consolidated financial statements.	F3

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit
For the years ended November 30, 2005, 2004 and 2003
(expressed in Canadian dollars)

	2005		2004		2003
	#	$	#	$	#	$
Class A preference shares
Balance at the beginning of the year	30,262	30,262	30,262	30,262	41,296	41,296
Class A preference shares converted	—	—	—	—	(11,034)	(11,034)

Balance at the end of the year	30,262	30,262	30,262	30,262	30,262	30,262

Class B preference shares
Balance at the beginning of the year	57,711	2,163,621	61,244	2,169,127	—	—
Issue of Class B preference shares Series 1	—	—	—	—	61,244	2,065,420
Beneficial conversion feature on Class B preference shares Series 1	—	—	—	—	—	(668,785)
Accretion of discount on Class B preference shares Series 1	—	424,111	—	133,757	—	103,707
Accretion of beneficial conversion feature on Class B preference shares Series 1	—	—	—	—	—	668,785
Share issuance costs	—	—	—	(20,115)	—	—
Repurchase of Class B preference shares Series 1	(57,711)	(2,587,732)	—	—	—	—
Issue of Class B preference shares Series 2	390,000	12,503,857	—	—	—	—
Beneficial conversion feature on Class B preference shares Series 2	—	(4,796,649)	—	—	—	—
Accretion of discount on Class B preference shares Series 2	—	524,283	—	—	—	—
Accretion of beneficial conversion feature on Class B preference shares Series 2	—	4,796,649	—	—	—	—
Class B preference shares converted	(48,760)	(1,615,932)	(3,533)	(119,148)	—	—

Balance at the end of the year	341,240	11,412,208	57,711	2,163,621	61,244	2,169,127

Common Shares
Balance at the beginning of the year	27,488,074	20,047,731	26,807,475	19,516,304	26,043,243	19,217,701
Class A preference shares converted	—	—	—	—	11,034	11,034
Class B preference shares converted	—	—	160,752	119,148	—	—
Class B preference shares Series 2 converted	2,868,235	2,776,781		—	—	—
Exercise of stock options	—	—		—	(455,000)	(318,500)
Common stock purchased and cancelled	11,000	8,380	519,847	412,279	1,208,198	606,069

Balance at the end of the year	30,367,309	22,832,892	27,488,074	20,047,731	26,807,475	19,516,304

Warrants
Balance at the beginning of the year	1,393,301	661,575	1,393,301	661,575	—	—
Issue of warrants — net of issue costs	12,395,064	4,545,659	—	—	1,393,301	661,575

Balance at the end of the year	13,788,365	5,207,234	1,393,301	661,575	1,393,301	661,575

Additional paid-in capital
Balance at the beginning of the year		928,169		903,803		191,968
Exercise of stock options		—		(13,800)		—
Stock-based compensation		286,683		38,166		43,050
Repurchase of Class B preference shares Series 1		(668,785)		—		—
Beneficial conversion feature on Class B preference shares Series 1		—		—		668,785
Beneficial conversion feature on Class B preference shares Series 2		4,796,649		—		—
Class B preference Series 2 converted		(599,704)		—		—

Balance at the end of the year		4,743,012		928,169		903,803

Accumulated deficit
Balance at the beginning of the year		(14,196,847)		(14,046,108)		(13,384,967)
Accretion of discount on Class B preference shares Series 1		(424,111)		(133,757)		(103,707)
Repurchase of Class B preference shares Series 1		370,967		—		—
Accretion of beneficial conversion feature on Class B preference shares Series 1		—		—		(668,785)
Accretion of beneficial conversion feature on Class B preference shares Series 2		(4,796,649)		—		—
Common stock purchased and cancelled				—		(187,181)
Accretion of discount on Class B preference shares Series 2		(524,283)		—		—
Class B preference Series 2 converted		(561,145)		—		—
Dividends on Class B preference shares Series 1		(62,785)		(264,999)		(53,484)
Dividends on Class B preference shares Series 2		(840,780)		—		—
Net earnings(loss) for the year		(3,411,194)		248,017		352,016

Balance at the end of the year		(24,446,827)		(14,196,847)		(14,046,108)

Accumulated other comprehensive income
Balance at the beginning of the year		—		—		—
Foreign currency translation adjustment		27,506		—		—

Balance at the end of the year		27,506		—		—

Total shareholder’s equity		19,806,287		9,634,511		9,234,963

See accompanying notes to consolidated financial statements.	F4

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Cash Flows
For the years ended November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

	2005	2004	2003
Cash flows used in operating activities
Earnings (loss) for the year	$(3,411,194)	$248,017	$352,016
Items not affecting cash
Depreciation and amortization	493,179	362,564	359,979
Loss on disposal of equipment	4,203	—	—
Deferred income taxes	846,495	42,192	(168,807)
Stock-based compensation	286,683	38,166	43,050

	(1,780,634)	690,939	586,238

Changes in non-cash working capital items
Accounts receivable	(1,293,518)	(4,518,642)	(660,990)
Inventory	(445,207)	16,076	619,463
Prepaid expenses and deposits	(481,877)	287,667	(197,654)
Accounts payable and accrued liabilities	1,271,525	383,735	(460,705)
Income taxes payable	158,293	—	—
Unearned revenue	423,581	33,958	(1,590,247)
Rent payable	—	(133,942)	—
Long-term royalties	—	(187,384)	(185,333)

	(367,203)	(4,118,532)	(2,475,466)

	(2,147,837)	(3,427,593)	(1,889,228)

Cash flows from financing activities
Issue of common shares	8,380	398,479	606,069
Issue of Class B preference shares – Series 1 and warrants	—	—	3,004,200
Issue of Class B preference shares – Series 2 and warrants	19,500,195	—	—
Class B preference share issue cost	(2,450,679)	(20,115)	(277,205)
Class B preference share dividend paid	(903,566)	(178,433)	(53,484)
Share repurchases – Class B preference shares – Series 1	(2,885,550)	—	—
Common share repurchases	—	—	(505,681)

	13,268,780	199,931	2,773,899

Cash flows used in investing activities
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired (note 5)	(1,236,624)	—	—
Increase in restricted cash	(221,264)
Additions to plant and equipment	(250,870)	(143,515)	(218,172)
Additions to intangibles and other assets	(68,717)	(215,341)	(72,992)

Net cash used in investing activities	(1,777,475)	(358,856)	(291,164)

Exchange impact on acquired cash balances	5,296	—	—

Increase (decrease) in cash and cash equivalents	9,348,764	(3,586,518)	593,507

Cash and cash equivalents — beginning of year	251,037	3,837,555	3,244,048

Cash and cash equivalents — end of year	$9,599,801	$251,037	$3,837,555

Refer to note 19 for supplemental cash flow information

See accompanying notes to consolidated financial statements.	F5

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

1	Nature of operations

Offshore Systems International Ltd. (“OSI”) designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. Our principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. Collectively, OSI and its subsidiaries are referred to as the Company. OSI conducts its operations through three business units. The Company’s Navigation Systems business unit develops and produces geographic information display systems and software. The Company’s Applications business unit develops situational awareness products for command and control systems. The Company’s Mapcon business unit (formally the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

2	Accounting changes
a) Changes in accounting policies relating to the adoption of U.S. GAAP
Effective December 1, 2004, the Company elected to report its consolidated financial statements in conformity with U.S. GAAP. The Company continues to report all amounts in Canadian dollars. All accounting policies are the same as described in note 2 to the Company’s audited financial statements for the year ended November 30, 2004, which were prepared in accordance with Canadian GAAP filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:
Stock-based compensation
The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to the stock option plans described in note 12(e). As allowed by Statement of Financial Accounting Standard 123 Accounting for Share-Based Payments, (“SFAS 123”) as amended by Statement of Financial Accounting Standard 148, the Company follows the Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, (“APB 25”) and presents pro forma information required by SFAS 123. APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock.
For stock options granted to non-employees, the Company follows the requirements of SFAS 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever is more reliably measurable. The value of the stock options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.
Beneficial conversion feature and accretion of discount on preference shares issued with attached warrants
For U.S. GAAP purposes, during the fiscal year 2005, the Company recorded beneficial conversion features of $4,796,649 on the issuance of Class B preference shares Series 2 (2003 – $688,785 on the issuance of Class B preference shares Series 1), as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $524,283 for the Series 2 and $424,111 for the Series 1 to accumulated deficit for the year ended November 30, 2005.
Under Canadian GAAP, there is not a requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

Derivative financial instruments
Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value; however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP, in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP, it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.
b) Recent pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123R”) a revision to SFAS 123. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption, December 1, 2005, of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro-forma basis. The adoption of SFAS 123R will not have a material impact on the Company’s consolidated financial statements.
In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 will not have a material impact on the Company’s consolidated financial statements.
3	Summary of significant accounting policies
a) Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.
b) Foreign currency translation
The operations of the Company’s U.S. based subsidiary are considered integrated (financially and operationally dependent on OSIL) and are translated to Canadian dollars using current rates of exchange for monetary assets and liabilities. Historical rates of exchange are used for non-monetary assets and liabilities and average rates for the period are used for revenues and expenses except for amortization, which is translated at exchange rates used in the translation of the related asset accounts. Gains or losses resulting from these translation adjustments are included in income.
Transactions completed in foreign currencies are recorded in Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are recorded in the consolidated financial statements in equivalent Canadian dollars at the rate of exchange prevailing at the balance sheet date.
The Company purchases foreign exchange forward contracts to hedge sales to customers denominated in U.S. dollars, Australian dollars and Euros and the related accounts receivable. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar, Australian dollar, and Euro

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

denominated sales are recognized as an adjustment of the revenues when the sale is recorded. The Company does not utilize derivative financial instruments for trading or speculative purposes..
c) Use of estimates
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
d) Cash and cash equivalents
Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.
e) Accounts receivable
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
f) Inventory
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
g) Plant and equipment
Plant and equipment are recorded at cost. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful life as follows:

	Method	Percentage

Equipment	Declining balance	20 – 25
Vehicles	Declining balance	30
Furniture and fixtures	Straight line	20
Leasehold improvements	Straight line	20
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

h) Intangibles and other assets
Intangibles and other assets are recorded at cost. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful life as follows:

	Method	Percentage

Computer software	Declining balance	33
Licenses and patents	Declining balance	10
Customer relationships	Straight line	10 – 25
Customer contract	Straight line	75
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.
i) Income taxes
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
j) Revenue recognition
Revenue from certain projects in the Navigation Systems and Applications segments is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Revenue from certain projects in the Mapcon segment is recognized using the proportional performance method of accounting, whereby revenue and profit in the period are based on the output completed to total units of work completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Certain other systems and system components revenue, software revenue for the Navigation Systems and Applications segments is recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance.
Revenue under bill-and-hold arrangements in the Navigation Systems segment, whereby revenue has been recognized but the goods have not been shipped, is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.
Revenue from the sale of products by Mapcon is recorded at the time of delivery. Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.
Revenue from contracts with multiple deliverables is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. Revenue from each unit is recognized in accordance with the applicable policies as described above.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

Maintenance and technical support revenues are recognized ratably based on the terms of the respective contract agreements, which is generally one to four years.
k) Unbilled revenue
Unbilled revenue is revenue that has been recognized using the percentage of completion or the proportional performance methods of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded .
l) Unearned revenue
Unearned revenue is amounts that have been billed to the customer but have not been recognized in revenue.
m) Research and development
Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.
n) Government assistance
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
o) Stock-based compensation
The Company accounts for stock-based compensation in accordance with the intrinsic value method of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to present the fair value of grants under the Company’s existing stock-based compensation plans to employees. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation has been recognized for grants made under the stock option plan.
For stock options granted to non-employees, the Company follows the requirements of SFAS No. 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever is more reliably measurable. The value of the stock options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

p)	Earnings per share
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
q)	Guarantees
The Company guarantees that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified warranty issues based on historical activity. To date, the Company has had no material warranty claims.
r)	Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs, revenue or capital expenditures when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the balance sheet with the changes in fair value being recorded in the statement of earnings each period. For the fiscal year 2005, all derivative financial instruments met the criteria for hedge accounting.
s)	Goodwill
Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of purchase price over such fair value is recorded as goodwill. The Company evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events or circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Company compares the fair value of the acquired reporting unit to the carrying amount. If the carrying value of the reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the fair value of the reporting unit goodwill to the carrying amount and any excess would be written down.

4	Restricted cash

Restricted cash consists of cash pledged with a bank as collateral for bid bonds. The restricted cash is held in an interest-bearing bank account.

5	Acquisition

On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1,347,382 (US$1,113,907). The acquisition was effective April 1, 2005. Mapcon Mapping is a privately held land mapping company in the U.S. digital and electronic

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

geomatics data production market. The results of Mapcon Mapping’s operations have been included in the consolidated financial statements commencing April 1, 2005.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at April 1, 2005. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to refinement in the next four months. The purchase price is subject to certain adjustments related to working capital and the achievement of a minimum level of sales bookings against a specific contract.

Assets
Current assets	$819,568
Equipment	208,791
Deferred tax assets – current	185,247
Intangible assets	350,784
Goodwill	484,966

Total assets acquired	2,049,356

Liabilities
Current liabilities not including deferred tax liabilities	198,166
Deferred tax liabilities – current	271,168
Deferred tax liabilities – long term	73,184

Total liabilities assumed	$542,518

Net assets acquired (cash consideration)	$1,347,382

Direct acquisition costs incurred by the Company	159,456

Total acquisition costs	1,506,838

Less fair value of net identifiable assets acquired	1,021,872

Goodwill	$484,966

Cash of acquired operations	$270,214

The fair values of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to Mapcon Mapping resulting in foreign currency revaluation at each reporting date.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

The following table presents details of the purchased intangible assets:

	Estimated useful life	Amount

Customer contract	16 months	$157,248
Customer relationships	4 to 10 years	193,536

Total intangible assets		$350,784

The pro forma Offshore Systems International Ltd. consolidated operating results assuming the acquisition of Mapcon Mapping had occurred as of December 1, 2003, are as follows:

Years ended November 30	2005	2004

Revenue	$13,988,950	$14,548,698
Earnings (loss)	$(3,007,839)	$397,632
Earnings (loss) per share – basic	$(0.35)	$0.00
Earnings (loss) per share – diluted	$(0.35)	$0.00
6	Accounts receivable

November 30	2005	2004

Trade	$7,265,224	$4,679,207
Unbilled accounts receivable	2,993,588	4,116,828
Technology Partnerships Canada contribution (note 13)	729,909	257,266
Other	56,072	111,234
Allowance for doubtful accounts	(42,323)	(24,057)

	$11,002,470	$9,140,478

As at November 30, 2005, government contract receivables were $5,978,619 (2004 — $4,435,616) and unbilled government contract receivables were $2,259,275 (2004 — $3,601,202).

7	Inventory

November 30	2005	2004

Materials and components	$1,094,634	$638,127
Finished goods	—	11,300

	$1,094,634	$649,427

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

8	Plant and equipment

November 30, 2005	Cost	Accumulated depreciation	Net
Equipment	$4,174,286	$3,235,158	$939,128
Vehicle	10,771	1,240	9,531
Furniture and fixtures	139,946	106,993	32,953
Leasehold improvements	234,175	200,730	33,445

	$4,559,178	$3,544,121	$1,015,057

November 30, 2004	Cost	Accumulated depreciation	Net
Equipment	$3,910,980	$3,038,921	$872,059
Furniture and fixtures	131,095	94,705	36,390
Leasehold improvements	222,737	193,084	29,653

	$4,264,812	$3,326,710	$938,102

9	Intangible and other assets

November 30, 2005	Cost	Accumulated amortization	Net
Computer software	$1,191,543	$721,273	$470,270
Customer contract	154,395	78,406	75,989
Customer relationships	189,598	19,335	170,263
Licenses and patents	57,267	40,877	16,390

	$1,592,803	$859,891	$732,912

November 30, 2004	Cost	Accumulated amortization	Net
Computer software	$936,591	$546,190	$390,401
Licenses and patents	57,267	39,057	18,210

	$993,858	$585,247	$408,611

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ended November 30
2006	$261,308
2007	133,942
2008	99,483
2009	65,771
2010	44,954
2011 and after	127,455
10	Accounts payable and accrued liabilities

November 30	2005	2004

Trade	$2,210,994	$1,343,129
Accrued liabilities	377,162	282,227
Accrued employee compensation	635,638	444,365
Accrued employee benefits and payroll deductions	398,319	128,224
Accrued royalties (note 13)	297,421	311,851
Class B preference shares dividends declared and unpaid	—	86,566

	$3,919,534	$2,596,362

11	Credit facilities

In March 2005, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2005 was 4.75% (2004 – 4.25%). The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of November 30, 2005, letters of credit, relating principally to customer contracts, amounting to Australian $283,886 (2004 – $283,886) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.

The maximum amount(s) available to the Company under the operating line is $2,000,000 and under the foreign exchange forward contract facility are US$2,000,000 (2004 -US$2,000,000) and Australian $nil (2004 — Australian $3,678,061). The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., Mapcon Mapping Ltd and Mapcon Mapping Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2005, the Company had not drawn on its foreign exchange contract facility.

12	Capital stock
a)	Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which:
10,000,000 shares are designated Series A voting non-cumulative, retractable, convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series, of which:
10,000,000 shares are designated Series 1 voting, cumulative, convertible shares at a ratio of 1:45.5, 6% preference shares, and

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

10,000,000 are designated Series 2 voting, cumulative, convertible shares at a ratio of 1:58.82, 7% preference shares
Unlimited Class C preference shares without par value, issuable in series
Unlimited common shares without par value
b)	Issued and outstanding common shares

	2005		2004
	Number of		Number of
	Common		Common
	shares	Amount	shares	Amount
Balance – beginning of year	27,488,074	$20,047,731	26,807,475	$19,530,104
Issued during the year:
Exercise of stock options	11,000	8,380	519,847	398,479
Class B preference shares Series 2 converted	2,868,235	2,776,781	160,752	119,148

Balance – end of year	30,367,309	$22,832,892	27,488,074	$20,047,731

c)	Class A preference shares
The Company has 30,262 (November 30, 2004 – 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
d)	Class B preference shares

	2005		2004
	Number of		Number of
	Class B		Class B
	preference		preference
	shares	Amount	shares	Amount
Series 1
Balance – beginning of year	57,711	$2,163,621	61,244	$2,065,420
Issued/redeemed during the year:
Share issue costs	—	—	—	(20,115)
Class B preference shares converted	—	—	(3,533)	(119,148)
Accretion of discount – Series 1	—	424,111	—	237,464
Repurchased	(57,711)	(2,587,732)	—	—

	—	$—	57,711	$2,163,621

Series 2
Balance – beginning of year	—	—	—	—
Issued/redeemed during the year:
Issued	390,000	$14,954,731	—	$—
Share issue costs	—	(2,450,874)	—	—
Accretion of discount – Series 2	—	524,283	—	—
Converted to common	48,760	(1,615,932)	—	—

	341,240	$11,412,208	—	$—

Balance Class B – end of year	341,240	$11,412,208	57,711	$2,163,621

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

(i)	Series 1
The Company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The Company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $297,320.

The gross proceeds of $3,004,200 were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $2,342,625 fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $661,575 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%. During the fiscal year 2003, the Company has recorded a beneficial conversion feature of $668,785 in dividends calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants.

On April 11, 2005, 57,711 Class B Series 1 preference shares were repurchased by the Company at their par value of $50 per share for aggregate cash consideration of $2,885,550. The unamortized discount in the amount of $390,672 as of the repurchase date was amortized and accreted to the Class B series 1 preference shares and the beneficial conversion feature of $668,785 was deducted from additional paid in capital. The repurchase resulted in a decrease of $370,967 to deficit. As a result of the repurchase of all remaining preference B Series 1 shares, the remaining un-accreted balance of the discount has been accreted to accumulated deficit in the amount of $424,111 for fiscal 2005 (2004 — $133,757). During fiscal 2004, 3,533 Class B Series 1 preference shares were converted into common shares.
(ii)	Series 2
On April 11, 2005, the Company completed a private placement consisting of 19,500 units for total gross proceeds of $19,500,195. The issue price was $1,000.01 per unit. Each unit consist of 20 voting Class B preference shares Series 2 (“preference shares”) and 588 share purchase warrants (“warrants”). The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.8235 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each Preference Share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years. Fees for advisory, investment banking and legal and other professional services in connection with this private placement were paid in the amount of $2,418,363 and 929,064 warrants were issued to an investment bank and related party (note 15) in connection with the private placement. The fair value of the finder’s fee warrants was estimated to be $0.47 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

The gross proceeds of $19,500,195 were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $20,161,770 fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $5,207,039 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.88%, (ii) expected volatility of 59%, (iii) an estimated life of five years and (iv) an expected dividend rate of 0%. The Company has recorded a beneficial conversion feature of $4,796,649 as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $524,283 to accumulated deficit for year ended November 30, 2005.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

Each Series 2 preference share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. The Company has the right to require the shareholders of the preference shares to convert each such share into 58.8235 common shares if (i) at any time after 13 months following the issuance of the preference shares, the closing trade price of the Company’s common shares exceeds $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its common shares for more than $40,000,000 at a price per common share greater than $1.70. The preference shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% of the original issue price. The preference shares are not subject to any right of redemption at the option of the holder.

During the fiscal year 2005, 48,760 Series 2 preference shares were converted into 2,868,235 common shares with an aggregate fair market value of $2,776,782. The Class B preference shares – Series 2 were reduced by, $1,615,932, the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $599,704 from additional paid in capital. The conversion resulted in an increase of $561,145 to deficit.
e)	Warrants

	2005		2004
	Number of		Number of
	warrants	Amount	warrants	Amount
Balance – beginning of year	1,393,301	$661,575	1,393,301	$661,575
Issued/redeemed during the year:
Issued	12,395,064	4,545,659	—	—

Balance – end of year	13,788,365	$5,207,234	1,393,301	$661,575

f)	Stock option plans
The Company has established three stock option plans under which stock options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,364,494 are available for future granting. Of the 4,364,494 common shares available for issuance, 3,674,417 have been awarded through stock option grants by the Board of Directors. The exercise price of stock options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that stock options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Stock options granted to directors and management vest over periods ranging from immediately to three years and options granted to employees vest one year after the date granted.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

A summary of the status of the Company’s stock option plans at November 30 is as follows:

	2005		2004
	Number of	Weighted	Number of	Weighted
	shares	average	shares	average
		exercise price		exercise price
Outstanding — beginning of year	2,254,047	$1.11	2,890,046	$1.02
Granted	3,054,666	0.92	496,750	1.12
Exercised	(11,000)	0.76	(519,847)	0.42
Forfeited	(18,384)	0.93	(22,725)	0.74
Surrendered	(632,784)	1.02	—	0.00
Expired	(972,128)	1.14	(590,177)	1.06

Outstanding — end of year	3,674,417	$0.96	2,254,047	$1.11

Exercisable – end of year	3,378,417	$0.95	2,108,047	$1.10

A summary of the Company’s stock options outstanding and exercisable at November 30, 2005 is as follows:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
Range of	November 30,	contractual	exercise	November 30,	exercise
exercise prices	2005	life	price	2005	price
$		(years)	$		$
0.75 – 1.12	3,101,416	4.19	0.92	2,951,416	0.92
1.13 – 1.41	573,001	1.26	1.14	427,001	1.15

0.75 – 1.41	3,674,417	3.73	0.96	3,378,417	0.95

A summary of the Company’s stock options outstanding and exercisable at November 30, 2004 is as follows:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
Range of	November 30,	contractual	exercise	November 30,	exercise
exercise prices	2004	life	price	2004	price
$		(years)	$		$
0.75 – 1.12	1,026,047	1.08	1.01	1,026,047	1.01
1.13 – 1.41	1,228,000	1.12	1.18	1,082,000	1.19

0.75 – 1.41	2,254,047	1.10	1.11	2,108,047	1.10

Stock-based compensation

For the year ended November 30, 2005, the Company incurred non-cash stock-based compensation expense of $286,683, related to 900,000 stock options granted to third parties ($38,166 and 45,000 stock options for the year ended November 30, 2004). The expense was included in general and administrative costs and was recorded in additional paid-in capital.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2005	2004
Risk-free interest rate	2.87%	2.24%
Volatility	49%	58%
Estimated average option lives	3.2 years	3.0 years
Dividend yield	0.0%	0.0%
Pro forma Disclosure

The Company applies the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the Company’s earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

Years ended November 30	2005	2004

Net earnings for the year – as reported	$(3,411,194)	$248,017
Stock-based employee compensation expense	(1,014,117)	(133,276)

Pro forma net earnings (loss) for the year	$(4,425,311)	$114,741

Pro forma net earnings (loss) attributable to common shareholders	$(11,264,098)	$(192,149)

Basic earnings (loss) per share – as reported	$(0.37)	$0.00

Diluted earnings (loss) per share – as reported	$(0.37)	$(0.01)

Pro forma basic and diluted earnings (loss) per share	$(0.40)	$(0.01)

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2005	2004

Risk-free interest rate	3.0%	2.2%
Volatility	54%	58%
Estimated average option lives	4.2 years	3.0 years
Dividend yield	0.0%	0.0%
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
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

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
g)	Earnings per share

Years ended November 30	2005	2004	2003

Basic earnings (loss) per share

Net earnings (loss)	$(3,411,194)	$248,017	$352,016

Less: Accretion of discount on Class B preference shares Series 1	(424,111)	(133,757)	(103,707)
Accretion of beneficial conversion feature on Class B preference shares Series 1	—	—	(668,785)
Accretion of beneficial conversion feature on Class B preference shares Series 2	(4,796,649)	—	—
Accretion of discount on Class B preference shares Series 2	(524,283)	—	—
Class B preference share dividends Series 1	(62,785)	(173,133)	(145,350)
Class B preference share dividends Series 2	(840,780)	—	—

Excess of conversion consideration over carrying value of Class B preference shares series 2 and beneficial conversion feature.	(561,146)	—	—

Add: Excess of carrying value of Class B preference shares series 1 and beneficial conversion feature over repurchase consideration paid.	370,967	—	—

Loss available to common shareholders	$(10,249,981)	$(58,392)	$(565,826)

Weighted average number of common shares outstanding	27,989,832	27,147,246	25,977,123

Basic earnings (loss) per share	$(0.37)	$(0.00)	$(0.02)

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

Years ended November 30	2005	2004	2003

Diluted earnings (loss) per share

Net earnings (loss)	(3,411,194)	$248,017	$352,016

Less: Accretion of discount on Class B preference shares Series 1	(424,111)	(565,078)	(103,707)
Accretion of discount on Class B preference shares Series 2	(524,283)	—	—
Accretion of beneficial conversion feature on Class B preference shares Series 1	—	—	(668,785)
Accretion of beneficial conversion feature on Class B preference shares Series 2	(4,796,649)	—	—
Class B preference share dividends Series 1	(62,785)	—	(145,350)
Class B preference share dividends Series 2	(840,780)	—	—

Excess of conversion consideration over carrying value of Class B preference shares series 2 and beneficial conversion feature.	(561,146)	—	—
Add: Excess of carrying value of Class B preference shares series 1 and beneficial conversion feature over repurchase consideration paid.	370,967	—	—

Loss available to common shareholders	(10,249,981)	$(317,061)	$(565,826)

Weighted average number of common shares outstanding	27,989,832	27,230,561	25,977,123
Dilutive effect of Class A preference shares – Series A (*1)	—	—	30,262
Dilutive effect of Class B preference shares – Series 1	—	2,625,851	—
Dilutive effect of Class B preference shares – Series 2 (*2)	—	—	—
Dilutive effect of warrants (*1)	—	—	—
Dilutive effect of stock options (*1)	—	—	1,135,107

Adjusted weighted average number of common shares outstanding	27,989,832	29,856,412	27,142,492

Diluted loss per share	(0.37)	$(0.01)	$(0.02)

(*1)	The Class A preference shares – Series A, the outstanding warrants and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2005 and 2004.

(*2)	The Class B preference shares – Series 2 were anti-dilutive for the purposes of calculating diluted earnings per share for the year ended November 30, 2005.
h)	Normal course issuer bid
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

13	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. For the year ended November 30, 2005, the Company has claimed for $1,466,054 of assistance under the agreement (2004 — $1,471,414). These amounts have

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

been applied to reduce expenses in the consolidated statements of earnings. Accounts receivable at November 30, 2005 includes $729,909 of amounts receivable from TPC in connection with these claims (2004 – $257,266).

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

On November 15, 1999, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. Under the agreement with TPC, the Company was eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the Company has received the maximum allowed under the agreement. There are no amounts recorded in accounts receivable with respect to these claims (2004 – $nil).

In addition, the Company is required to pay a royalty of 3% on annual gross Navigation Systems and Applications revenue for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1,241,154 to date (2004 – $929,303) and has accrued royalties of $297,421 at November 30, 2005 (November 30, 2004 — $311,851). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.

During the year ended November 30, 2005, the Company was subject to an audit by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of 128,284 recognized in the current fiscal year as a reduction in TPC contributions. The royalty audit is currently in process. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.

TPC royalties paid and accrued are as follows:

Years ended November 30	2005	2004	2003

Royalties paid	$311,851	$183,392	$391,752

Accrued royalties — current	$297,421	$311,851	$183,435

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

14	Commitments and contingencies

The Company has entered into operating leases for its office premises in Canada and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

Years ending November 30
2006	$324,426
2007	232,431
2008	56,896
2009	52,498
2010	18,470

$684,721

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

For the fiscal year ended November 30, 2005, the Company paid basic rent of $256,705 (2004 - $256,705, 2003 — $256,705). In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2005, the Company paid $120,365 (2004 — $90,229, 2003 — $77,719) for these costs.

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd., and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at November 30, 2005 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

15	Related Party Transactions

On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing (note 12(d)(ii)). In consideration for his services, the Company paid him compensation of $815,908 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $145,940 for professional services provided during the year and to be provided to April 2006. For the year ended November 30, 2005, $116,447 was charged to expenses.

On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two law firms in which he has an interest (Mr. Shields having moved from his former firm to his current firm in July, 2005) was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2005 totalled $199,196.

16	Income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S. and state taxes in Utah.

Earnings before income taxes consisted of the following:

Years ended November 30	2005	2004	2003

Canadian income (loss)	$(2,758,720)	$143,985	$(39,345)
U.S. income	379,186	145,990	251,262

	$(2,379,534)	$289,975	$211,917

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

The Company has non-capital losses for Canadian income tax purposes of approximately $5,084,445, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Years ending November 30
2006	$2,345,461
2007	—
2008	—
2009	169,005
2010	—
2011	—
2012	—
2013	—
2014	475,348
2015	2,094,631
The Company also has investment tax credits of approximately $1,088,090, which can be used to offset future Canadian income taxes otherwise payable and expire as follows:

Years ending November 30
2006	$130,114
2007	—
2008	—
2009	—
2010	—
2011	146,453
2012	191,931
2013	199,522
2014	191,801
2015	228,269
The Company has capital losses for Canadian income tax purposes of approximately $354,466, which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

The Company has un-deducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $5,225,417, which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.

The net deferred tax asset consists of the following:

November 30	2005	2004

Deferred tax assets
Non-capital loss carry-forwards	$1,734,812	$1,191,426
Net capital loss carry-forwards	60,472	63,130
Scientific research and experimental development costs	1,782,912	1,701,004
Investment tax credits	837,487	680,793
Plant and equipment	982,312	895,457
Other	667,435	91,420

	6,065,430	4,623,230
Valuation allowance	(6,065,430)	(3,842,899)

Deferred tax asset	$—	$780,331

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

The net deferred tax liability consists of the following:

November 30	2005	2004

Deferred tax liability
Change in tax accounting method	$93,841	$—
Intangible assets	88,436	—
Plant and equipment	48,529	—

Deferred tax liability	$230,806	$—

The Company increased its valuation allowance against deferred income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against deferred income tax assets for which the more likely than not criteria of future realization has not been met. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

Years ended November 30	2005	2004	2003

Expected statutory rate	35.00%	35.79%	37.79%

Expected provision for income taxes	$(832,718)	$103,782	$80,083
Change in tax rates applied in valuation allowance	151,049	1,199	25,235
Change in valuation allowance	2,222,531	84,827	772,232
Effect of foreign tax rate differences	(3,014)	(8,453)	9,135
Temporary differences arising during the year	(767,981)	(189,402)	(1,052,335)
Part VI.1 Tax	101,693	—	—
Non-deductible expenses and other	160,100	50,005	25,551

Income tax expense (recovery)	$1,031,660	$41,958	$(140,099)

17	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 3. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	Navigation
Year ended November 30, 2005	Systems	Applications	Mapcon	Total
Revenue	$9,508,060	$369,347	$3,550,033	$13,427,440
Gross profit	4,923,550	357,290	1,214,179	6,495,019
Technology Partnerships Canada — net	(1,039,481)	—	—	(1,039,481)
Interest expense	25,882		2,655	28,537
Income tax expense	405,331	455,224	171,105	1,031,660
Net earnings (loss)	(1,068,596)	(1,200,131)	(1,142,467)	(3,411,194)
Plant and equipment expenditures	198,950	—	51,920	250,870
Intangibles and other asset expenditures	26,634	1,214	40,869	68,717
Depreciation and amortization	222,368	4,298	266,513	493,179

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

	Navigation
Year ended November 30, 2004	Systems	Applications	Mapcon	Total

Revenue	$10,232,671	$191,279	$3,027,353	$13,451,303
Gross profit	6,561,870	171,518	1,048,591	7,781,979
Technology Partnerships Canada — net	(1,184,932)	(162,057)	—	(1,346,989)
Interest expense	1,902	—	143	2,045
Income tax expense	22,760	—	19,198	41,958
Net earnings (loss)	1,239,069	(972,476)	(18,576)	248,017
Plant and equipment expenditures	106,954	16,140	20,421	143,515
Intangibles and other asset expenditures	30,516	3,995	180,830	215,341
Depreciation and amortization	233,128	2,778	126,658	362,564

	Navigation
Year ended November 30, 2003	Systems	Applications	Mapcon	Total

Revenue	$7,927,166	$—	$3,593,627	$11,520,793
Gross profit	4,797,613	—	1,564,112	6,361,725
Technology Partnerships Canada — net	(326,407)	—	—	(326,407)
Interest expense	624	—	2,200	2,824
Income tax expense	(2,917)	—	(137,182)	(140,099)
Net earnings (loss)	91,241	—	260,775	352,016
Plant and equipment expenditures	170,655	—	47,517	218,172
Intangible and other asset expenditures	12,663	—	60,329	72,992
Depreciation and amortization	255,462	—	104,517	359,979
Total Assets Employed

	Navigation
November 30	Systems	Applications	Mapcon	Total

2005	$20,502,483	$102,669	$4,345,429	$24,950,581
2004	10,562,064	17,357	1,731,317	12,310,738
The Applications business unit began operations effective fiscal year 2004.

Segment revenues by category for the year ended November 30, 2005 are as follows:

	Navigation
	Systems	Applications	Mapcon	Total

Systems and system components	5,665,590	—	$—	$5,665,590
Software	3,529,076	369,347	—	3,898,423
Geomatics	—	—	3,535,907	3,535,907
Other	313,394	—	14,126	327,520

Total	$9,508,060	$369,347	$3,550,033	$13,427,440

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

Geographically, revenues reported are based on the location of the Company’s customers.

Years ended November 30	2005	2004	2003

Australia/New Zealand	$2,593,635	$4,818,763	$1,021,844
Europe	4,939,931	4,332,392	2,094,063
United States	2,907,793	2,872,860	5,103,062
Canada	2,914,744	1,427,288	3,296,257
Other	71,337	—	5,567

Total	$13,427,440	$13,451,303	$11,520,793

Approximately 40% of revenue for the year ended November 30, 2005 (2004 – 58%, 2003 – 65%) is derived from the three largest ultimate customers at 22%, 10% and 8%, respectively (2004 – 26%, 24%, 8%, 2003 — 27%, 20%, 18%).

The three largest customers for 2005 were the Royal Navy of the United Kingdom, Royal Australian Navy, and the Canadian Navy. The three largest customers for 2004 were the Royal Australian Navy, the Royal Navy of the United Kingdom and the U.S. Coast Guard. The three largest customers for 2003 were the U.S. Coast Guard, the Canadian Navy and the Royal Danish Navy.

Geographically, plant and equipment are reported based on location.

November 30	2005	2004
Canada	$954,418	$938,102
United States	60,639	—

	$1,015,057	$938,102

18	Financial instruments

Fluctuations in foreign currency exchange rates

The Company enters into transactions denominated in U.S. dollars, Australian dollars and Euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company uses foreign exchange forward contracts to reduce the potential adverse effect of exchange rate fluctuations on transactions denominated in U.S. dollars, Australian dollars and euros. At November 30, 2005, the Company had foreign exchange forward contracts maturing in the following year to sell US$nil (2004 – US$851,196), Australian $nil (2004 – Australian $3,678,061), and €nil (2004 –€383,310).

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2005. The fair value of the above derivative financial instruments was an unrecorded liability of $nil at November 30, 2005 (2004 – $42,303).

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

19	Supplemental cash flow information

Years ended November 30	2005	2004	2003

Cash paid during the year for interest	$28,453	$2,045	$2,824
Cash received for interest	$—	$—	$103,564
Cash paid during the year for income taxes	$5,751	$12,916	$—

Non-cash financing and investing activities
Inventory transferred to plant and equipment	$—	$—	$10,121
20	Reconciliation of generally accepted accounting principles

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:

(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Under U.S. GAAP, the Company accounts for stock based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.

(b) Under Canadian GAAP, there is not a requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal years 2003 and 2005 the Company recorded beneficial conversion features of $668,785 and $4,796,649, respectively on the issuance of Class B preference shares Series 1 and 2, respectively as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $424,111 and $524,283, respectively to deficit for the year ended November 30, 2005.

(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. With respect to the ineffective portion of derivative’s changes in fair value, the Company did not have a foreign exchange gain or loss amounts for the year ended November 30, 2005, under U.S. GAAP which has not been recorded under Canadian GAAP.

(d) Under Canadian GAAP, the Company was not required to record stock based compensation for options granted to third parties prior to December 1, 2001. Under U.S. GAAP, the Company is required to record stock based compensation for options granted to third parties based on the fair value method as required by SFAS 123 retroactive for all prior periods. As a result, these stock based compensation transactions result in differences when compared to the same balances as previously reported under Canadian GAAP.

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2004 - 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $30,362.

(f) For Canadian GAAP financial statement purposes, the Company has recorded a cumulative translation adjustment of $11,975 which is a separate component of shareholders’ equity. For U.S. GAAP purposes changes in the cumulative translation adjustment are included as a component of accumulated other comprehensive income.

(g) If Canadian GAAP were followed:
i)	the effect on the Consolidated Statements of Earnings would be:

Years ended November 30	2005	2004	2003

Earnings (loss) for the period, U.S. GAAP	$(3,411,194)	248,017	$352,016
Adjustment for stock based compensation (a),(d)	(1,014,117)	(133,276)	—
Adjustment for loss on derivative (c)	—	—	33,353

Earnings (loss) for the period, Canadian GAAP	$(4,425,311)	114,741	$385,369

Net loss attributable to common shareholders, U.S. GAAP	$(10,249,981)	(58,873)	$(565,826)
Adjustment for stock based compensation (a),(d)	(1,014,117)	(133,276)	—
Adjustment for discount on Class B Preference shares (b)	948,394	133,757	103,707
Adjustment for accretion of beneficial conversion feature (b)	4,796,649	—	668,785
Adjustment for loss on derivative (c)	—	—	33,353

Net loss attributable to common shareholders, Canadian GAAP	$(5,519,055)	(58,392)	$240,019

Basic earnings (loss) per common share, Canadian GAAP	$(0.16)	0.00	$0.01
Diluted earnings (loss) per common share, Canadian GAAP	$(0.20)	0.00	$0.01

Weighted average number of common shares — basic, Canadian GAAP	27,989,832	27,230,561	25,977,123

Weighted average number of common shares — diluted, Canadian GAAP	27,989,832	29,856,412	27,142,492

ii) Balance Sheet items which would differ under Canadian GAAP are as follows:

November 30	2005	2004

Common shares (d)	$21,811,286	$19,026,125
Class A preference shares – Series A (e)	—	—
Class B preference shares – Series 1 (b)	—	1,926,157
Class B preference shares – Series 2 (b)	10,912,177	—
Warrants (b)	5,207,039	661,575
Additional paid in capital (a), (d)	299,929	214,492
Accumulated Deficit (a), (b), (c), (d)	(18,481,837)	(12,193,838)
Cumulative translation adjustment (f)	27,506	—
(h) Pro forma information – Stock based compensation

The following pro forma financial information as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, presents the earnings had the

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

Company recognized stock-based compensation using a fair value method for all stock awards granted, modified or settled prior to December 1, 2003:

Years ended November 30	2005	2004	2003

Earnings (loss) for the period, Canadian GAAP	$(4,425,311)	$114,741	$385,369
Add: Stock-based compensation cost	1,300,800	171,442	43,050
Less: Pro forma stock-based compensation cost	(1,319,700)	(196,642)	(560,941)

Pro forma income (loss)	(4,444,211)	89,541	(132,522)

Pro forma basic earnings (loss) per share	(0.16)	0.00	(0.01)
Pro forma diluted earnings (loss) per share	(0.16)	0.00	(0.01)

Weighted average number of common shares – basic	27,989,832	27,230,561	25,977,123
Weighted average number of common shares – diluted	27,989,832	29,856,412	27,142,492
The fair value of the stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2005	2004	2003

Risk-free interest rate	3.0%	2.2%	2.6%
Volatility	54%	58%	102%
Estimated average option lives	4.2 years	3.0 years	2.7 years
Dividend yield	0.0%	0.0%	0.0%
21	Other Information

The following presents the conversion of the Company’s comparative financial information from Canadian GAAP to U.S. GAAP and presents a comparison for amounts which differ between Canadian GAAP and U.S. GAAP:
a)	Balance sheet at November 30, 2004:

	As previously	As currently
	reported under	reported under
	Canadian GAAP	US GAAP

Shareholders’ equity
Capital stock
Issued and outstanding
30,262 Class A preference shares – Series A	—	30,262
57,711 Class B preference shares – Series 1	$1,926,157	$2,163,621
27,488,074 common shares	19,026,125	20,047,731

	$20,952,282	$22,241,614
Additional paid in capital	$214,492	$928,169
Accumulated deficit	$(12,193,838)	$(14,196,847)

F6

Offshore Systems International Ltd.	U.S. GAAP
Notes to Consolidated Financial Statements
November 30, 2005, 2004, and 2003
(expressed in Canadian dollars)

b)	Statement of Earnings and Accumulated Deficit for the year ended November 30, 2004

	As previously	As currently
	reported under	reported under
	Canadian GAAP	U.S. GAAP

Accumulated deficit – beginning of year	$(12,043,580)	$(14,046,108)

Class B preference share dividend paid	$(264,999)	$(264,999)
Class B preference share dividend accreted	$—	$(133,757)

Accumulated deficit – end of year	$(12,193,838)	$(14,196,847)
22	Subsequent event

On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI”), a United States defence contracting company. CHI has multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. Under the terms of the agreement, the Company paid approximately $10.4 million (approximately US$9.0 million) for 100% of the outstanding shares of CHI, of which approximately $9.3 million (approximately US$8.1 million) was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company.

F6