Form 20-F
period 2006-11-30
OSI GEOSPATIAL INC.
filed 2007-05-16
CIK 1169357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2006.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                                            to
Commission File Number [ 000-49944 ]
OSI Geospatial Inc.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
107 — 930 West 1st Street
North Vancouver, British Columbia, Canada V7P 3N4
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None.
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, Without Par Value	Toronto Stock Exchange O.T.C. Bulletin Board.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 30, 2006:
•	35,137,046 shares of Common Stock, no par value,

•	30,262 shares of Class A Preference Shares Series A Convertible, no par value

•	279,840 shares of Class B Series 2 Preference Shares, par value of CAD$50.00
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
          Yes ☐ No ☑
If this report is an annual or transitional report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
          Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
          Yes ☐ No ☐

PART I
This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These forward- looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, industry supply levels, actions by government authorities, uncertainties associated with legal proceedings and negotiations, foreign exchange rates, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise..
As used in this annual report, the terms “OSI Geospatial”, “we”, “us” and “our” mean OS Geospatial Inc. and our subsidiaries, unless otherwise indicated.
Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars.
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected financial data.
The following selected consolidated financial data as of and for the years ended November 30, 2006, 2005, 2004, 2003, and 2002 has been derived from the Company’s audited consolidated financial statements and was prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data should be read in conjunction with the information contained in “Item 5. — Operating and Financial Review and Prospects”, and the consolidated financial statements and notes to consolidated financial statements contained in Item 18, “Financial Statements”.

The Company’s audited consolidated financial statements are stated in thousands of US dollars (US$ or $).
OSI Geospatial Inc.
Selected Consolidated Financial Information
Consolidated Statement of Earnings (Loss) and Deficit Data

In thousands of U.S. dollars, except share related data	For the years ended November 30,
	2006	2005	2004	2003	2002

Revenue	24,137	11,126	10,411	8,102	8,782

Direct costs	13,162	5,696	4,393	3,633	4,387

Gross profit	10,975	5,430	6,018	4,469	4,395

Expenses	10,340	7,306	5,783	4,249	3,634

Earnings (loss) before income taxes	635	(1,876)	346	219	761

Income tax expense (recovery)	(58)	873	43	(106)	(271)

Net earnings (loss) for the period	693	(2,749)	303	325	1,032

Net earnings (loss) attributable to common shareholders	(825)	(9,400)	(14)	(320)	1,032

Basic earnings (loss) per share	(0.03)	(0.34)	(0.00)	(0.01)	0.04

Diluted earnings (loss) per share	(0.05)	(0.34)	(0.00)	(0.01)	0.04

Weighted average number of Common Shares outstanding — basic	32,381,992	27,989,832	27,147,246	25,977,123	25,288,725

Weighted average number of Common Shares outstanding — diluted	48,843,160	27,989,832	29,856,412	27,142,492	27,285,617
OSI Geospatial Inc.
Selected Consolidated Financial Information

In thousands of U.S. dollars, except share related data	As at November 30,
	2006	2005	2004	2003	2002

Working capital	7,789	15,245	6.331	5,494	2,621

Total assets	24,345	21,202	10,377	8,982	6,874

Total liabilities	6,564	4,257	2,256	1,920	3,025

Net assets	17,781	16,945	8,121	7,062	3,849

Capital stock	26,937	24,917	14,396	13,910	12,238

Outstanding Common Shares	35,137,046	30,367,309	27,488,074	26,807,475	26,043,243

Outstanding Class A Preference Shares Series A Convertible	30,262	30,262	30,262	30,262	41,296

Outstanding Class B Preference Shares Series 1 Convertible	—	—	57,711	61,244	—

Outstanding Class B Preference Shares Series 2 Convertible	279,840	341,240	—	—	—
For the year ended November 30, 2006 the Company declared and paid dividends of $3.13 per share on the outstanding Class B Series 2 Preference shares. For the year ending November 30, 2005, the Company declared dividends of $2.36 per share on the outstanding Class B Series 1 Preference Shares and dividends of $3.52 per share on the outstanding Class B Series 2 Preference Shares. The Company has not declared and paid any other dividends during the periods indicated.
Currency and Exchange Rates
All dollar amounts set forth herein are in U.S. dollars, except where otherwise indicated.
B. Capitalization and indebtedness.
Not applicable.
C. Reasons for the offer and use of proceeds.
Not applicable.
D. Risk factors.
Much of the information included in this annual report includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.
Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.
An investment in our stock involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. Additional risks not presently known to us may also impair our business operations.
We depend heavily on government contracts, which are only partially funded, subject to termination, heavily regulated, and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favor of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.
The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we cannot give assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any contract termination. As our revenues are dependent on the procurement, performance, and payment under these contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.

In addition, sales to the governments we work with may be affected by:
•	changes in procurement policies;

•	changes in the structure and management of government departments;

•	budget considerations;

•	changing concepts of national defense;

•	political developments domestically and abroad; and

•	increased protectionism.
The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.
We derive a significant amount of revenue from only a few customers. We depend on national and international governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.
For the year ended November 30, 2006 approximately 57% of our revenue was from the Royal Navy of the United Kingdom, L-3 Marine Systems and the Canadian Navy. Approximately 40% of our revenue for the year ended November 30, 2005 was from the Royal Navy of the United Kingdom, the Canadian Department of Defence and the Royal Australian Navy. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.
Our product lines are not broadly diversified.
We derive and expect to derive a substantial majority of our revenue from navigational software, systems, and equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints, or other factors, we do not have other product categories that it could rely on to make up any shortfall in sales. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.
In the year ended November 30, 2006, approximately 90% of our revenues were from international customers, including governmental customers: 57% from the U.S. and 36% from other international countries. We have focused our expansion efforts for the future on the American, European and Australasian markets. As a result, we expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;

•	fluctuations in foreign currency exchange rates;

•	the complexity and necessity of dealing with foreign representatives and consultants;

•	imposition of tariffs or embargoes, export controls, and other trade restrictions; and

•	compliance with a variety of foreign laws.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

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
Our revenues and costs are affected by fluctuations in the rate of exchange between the U.S. dollar, which is our reporting currency, the Canadian dollar, the British pound, the Australian dollar, the Danish kroner and the euro.
Exposure to exchange rate fluctuations exists because a significant portion of our trade receivables and revenue transactions are in U.S. dollars, Australian dollars, British pounds and euros. For the year ended November 30, 2006, approximately 14% of the Company’s revenues and 51% of our expenses were transacted in Canadian dollars. During the same period, approximately 22% and 2% of the Company’s revenues were transacted in British pounds and Australian dollars, respectively. We expect that British pound and Australian dollar sales will continue to account for a material portion of our revenues for the foreseeable future. As a result, exchange rate fluctuations may affect our revenue and earnings growth materially in the future. In order to reduce the impact of Canadian to U.S. dollar, British pounds to U.S. dollar and Australian to U.S. dollar, we utilize our foreign exchange forward contract facility. As at November 30, 2006, we had entered into foreign exchange forward contracts in the amount of U.S. $1,262,000, £107,000 and Australian $500,000.
We have established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and our reputation and results of operations could be adversely affected by our inability to control their operations.
We rely on agreements with international corporations to assist us in pursuing contracts for major government procurements. These international corporations often assist us with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. We do not have assurance that these third parties will:
•	remain in business;

•	maintain the financial stability required to fulfill the requirements of these international procurements; and

•	continue to consider our products in their business priorities.

There can be no assurance that we would be able to pursue and secure major international government procurements without these third parties.
We may lose sales, or sales may be delayed, because of the long sales and implementation cycles for our products and services.
Our customers have typically invested substantial time, money, and other resources and have many people involved in the decision to license our software products and purchase our hardware products and services. As a result, we may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of our products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.
Even if a purchase agreement is signed, the time period required to deploy our products varies significantly from one customer to the next. Implementing our products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy our products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy our products, we cannot guarantee that our products will be deployed successfully.
As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Competition within our markets may reduce our ability to procure future contracts and sales.
The defense industry in which we operate is highly competitive. Our competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar and marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing, and marketing capabilities and greater resources, capital and access to information. There can be no assurance that we can continue to compete effectively with these companies.
Our ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.
Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Our future success will depend on our ability to develop new technologies that achieve market acceptance.
The defense market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:
•	identify emerging technological trends in our market;

•	develop and maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and

•	manufacture and bring products to market quickly at cost-effective prices.
We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.
We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.
Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales, and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations, and financial condition.
We do not have fixed-term employment agreements with our officers and key employees and the loss of any officer or key employee could seriously harm our business.
We have not entered into fixed-term employment agreements with our officers and key employees. Our success depends upon the abilities and experience of our officers and key employees. Competition for highly skilled management, engineering, technical, and other key employees is intense. The loss of officers and key employees could seriously disrupt our operations and impair our ability to compete.
We depend on foreign sub-contract labor in our mapping operations to maintain a competitive position in the mapping marketplace.
Our mapping operations are dependent upon labor resources located outside North America. While we enter into sub-contract agreements with these suppliers, we cannot be sure that the labor resources will be available when required and at the levels required. Accordingly, maintaining our competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;

•	the cultural compatibility between Canada and the home country of each sub-contractor;

•	the English language proficiency of the labor resources made available to the Company;

•	labor pool characteristics such as work ethic, education, skill level, and attrition; and

•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our mapping operations in the future.
We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.
Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of the trademarks, copyrights, and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies.
Our operations depend on component availability and our key suppliers to manufacture and deliver our products and services.
Our operations are highly dependent on the timely delivery of materials by outside suppliers. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet our needs, it may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.
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
The unpredictability of our results may harm or contribute to the volatility of the trading price of our common stock.
Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;

•	levels of product demand;

•	government and corporate spending patterns;

•	the timing of contract receipt and funding and resulting impact on our working capital position;

•	our ability and the ability of our key suppliers to respond to changes in customer orders;

•	the timing of our new product introductions and our competitors’ new product introductions;

•	the cost and availability of components and subsystems;

•	price erosion;

•	the adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability, and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

•	regulatory developments.
Sales of a significant number of shares of our common stock by existing shareholders could cause the market price of our common stock to decline.
If the Company’s shareholders sell substantial amounts of the Company’s common stock, including shares issued upon the exercise of outstanding options and on conversion of Class A Preference Shares or Class B Preference Shares, the market price of the Company’s common stock may decline. These sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company deems appropriate. The Company is unable to predict the effect that sales may have on then prevailing market price of its common stock.
Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
Our incorporation documents authorize the issuance of common shares and class A preference shares and class B preference shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company may be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.
We may pursue strategic relationships, investment, and acquisitions. We may not be able to successfully manage our operations if it fails to successfully integrate the acquired technologies and/or businesses.
As part of our business strategy, we may expand our product offerings to include application software products that are complementary to our existing products. This strategy may involve technology licensing agreements, joint development agreements, investments, or acquisitions of other businesses that offer complementary products. The risks that we may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third-party product with our products;

•	undiscovered software errors in the third-party product;

•	difficulties in selling the third-party product;

•	difficulties in providing satisfactory support for the third-party product;

•	potential infringement claims from the use of the third-party product; and

•	discontinuation of third-party product lines.
The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);

•	the substantial management time devoted to such activities;

•	the potential disruption of our ongoing business;

•	undisclosed liabilities;

•	failure to realize anticipated benefits (such as synergies and cost savings);

•	the difficulty of integrating previously distinct businesses into one business unit; and

•	technological uncertainty regarding the current and future functionality of the product.
We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.
If our expenditures exceed our incoming cash flows, we may be required to raise additional capital. In addition, we may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to raise additional funds, if needed, on terms satisfactory to us. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.
Our business could be adversely affected if we fail to manage our growth effectively.
If we fail to manage our growth effectively, our business and operating results could be adversely affected. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:
•	improve our financial and management controls, reporting systems, and procedures;

•	add and integrate new senior management personnel;

•	improve our licensing models and procedures;

•	hire, train, and retain qualified employees;

•	maintain sufficient working capital;

•	control expenses;

•	diversify channel sales strategies; and

•	invest in our internal networking infrastructure and facilities.
To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.
Third parties may claim that we infringe their proprietary rights.
We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark, and copyright infringement claims. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require it to stop selling or delay shipping, or cause the redesign of our product or products. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of our customers.
We license and use software from third parties in our business. These third-party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third-party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.
We may not be able to protect our proprietary information.
We rely on a combination of copyright, trademark, and trade secret laws; confidentiality procedures; contractual provisions; and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.
Our products may contain significant defects, which may result in liability and/or decreased sales.
Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of our products. Customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs. Should this occur, our business and operating results could be adversely affected.
Our products depend on third-party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.
Our products incorporate and use software products developed by other entities. We do not have assurance that such third parties will:
•	remain in business;

•	support our product lines;

•	maintain viable and functional product lines; and

•	make their product lines available to the Company on commercially acceptable terms.
Any significant interruption in the supply of such third-party technology could have a materially adverse effect on our business, results of operation, cash flows, and financial condition.
Our products may not be compatible with various operating systems and therefore we may not be able to sell our products to potential customers.
Our products are used in combination with various operating systems. Our future success depends on our ability to continue to support widely-used operating systems. Our applications run on Microsoft operating systems. Therefore, our ability to increase sales depends on the continued acceptance of Microsoft operating system products. If we are unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, our business and operating results could be adversely affected.
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
The Company
OSI Geospatial Inc. was incorporated under the Company Act (British Columbia) on June 10, 1987 under the name “Kappa Resource Corporation”. On April 23, 1990, the Memorandum of the Company was altered to change the name of the Company to “Offshore Systems International Ltd.” and the Memorandum and Articles of the Company were amended to designate 10,000,000 of the 100,000,000 authorized Class A Preference Shares as Class A Preference Shares Series A Convertible. On February 4, 2003, the Memorandum and Articles were further amended to designate 10,000,000 of the 100,000,000 authorized Class B Preference Shares as Class B Series 1 Preference Shares. In March of 2004, The Company Act (British Columbia) was replaced with The Business Corporations Act of British Columbia (the BCBCA). As required by the BCBCA, the Company filed an application for transition and was issued a Notice of Articles on May 15, 2004, which replaced the Company’s Memorandum. On April 11, 2005 the Company filed a Notice of Alteration to change its authorized share capital and Articles in the following ways:
a)	by increasing the number of authorized Common Shares from 100,000,000 to an unlimited number;
b)	to create a new series of 10,000,000 shares designated as Class B Series 2 Preference Shares;
c)	to create a new class of shares designated as an unlimited number of Class C Preference Shares which may be issued in series; and
d)	to replace the Company’s Articles with new Articles.
Effective June 5, 2006 the Company changed its name from Offshore Systems International Ltd. to OSI Geospatial Inc.
The Company’s registered and records office is located at Suite 800 — 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1; tel (604) 687-5700 and the Company’s head office is located at Suite 107 — 930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4; tel: (604) 904-4600.
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
In 2003, the Company announced the launch of a new product — COP-IDS®, a client server application that allows customers to integrate our mapping and imagery display technology into existing command and control systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture — Image Display Server. In the subsequent two years, they expanded their Common Operational Picture Product Line (COP PL) adding tactical and web display capabilities. The COP PL is a commercial off the shelf solution supporting command, control, communication, intelligence, surveillance, and reconnaissance (“C3ISR”) systems for strategic, operational and tactical environments.
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
During the past few years, the strategy of forging relationships with partners in order to pursue lucrative international procurements has proven to be very successful and has positioned the Company as a leader in situational awareness technologies. The Company’s teaming partners include L-3 Communications,

Lockheed Martin, Kelvin Hughes, Nautronix Ltd. and Terma. Some other partners include Raytheon, BAE Systems and Azimuth Inc.
Recent Financing and Acquisitions
On April 11, 2005, the Company completed a private placement consisting of 19,500 units for total gross proceeds of $16.0 million. The issue price was $823.05 (CAD $1,000.01) per unit. Each unit consist of 20 voting Class B Series 2 preference shares (“preference shares”) and 588 share purchase warrants (“warrants”). The preference shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.8235 of the Company’s common shares, calculated by dividing the issue price of CAD $50.00 for each preference share by the conversion price of CAD $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of CAD $0.85 for a period of five years. Fees for advisory, investment banking and legal and other professional services in connection with this private placement were paid in the amount of $2.0 million and 929,064 warrants were issued to an investment bank and related party in connection with the private placement. The fair value of the finder’s fee warrants was estimated to be CAD $0.47 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.
A portion of the proceeds of the private placement financing was used to redeem 57,711 issued and outstanding Class B Series 1 Preference Shares held by two institutional investors at a cost of approximately $2.3 million and to purchase CHI Systems Inc. The balance was put towards general working capital.
The Company has completed acquisitions complimentary to its existing businesses to gain access to key markets, build critical mass and expand its products and markets. In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for $1.1 million. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market. In December 2005, the Company completed the acquisition of CHI Systems Inc., a United States defence contracting company for $9 million. CHI has three offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. CHI has developed C2, training simulation and cognitive agent applications to support its customers in multiple U.S. military agencies.
On February 27, 2006 the Company filed on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition.
During fiscal years 2004, 2005, 2006 and fiscal year 2007 to date, the Company has not received any public takeover offers from third parties or given any public takeover offers. The Company has not made any takeover offers with respect to other companies other than the Mapcon and the CHI Systems acquisitions as previously described.
In addition, there have been no immovables and no major capital expenditures or divestitures in the fiscal years 2004, 2005, 2006 and fiscal year 2007 to date.
B. Business overview
Business Units
OSI Geospatial conducts its operations through three business units — International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit (formerly the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are now U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs.
The Company’s Marine systems business unit develops and produces marine electronic chart display instruments for precise positioning and navigation of ships and related products and services. 47% of the Company’s revenue is derived from this business unit. For the year ending November 30, 2006, revenues from the Marine Systems business unit amounted to $11,274,000.
The Company’s Land and air systems business unit started in fiscal 2006 and develops situational awareness products and services for command and control systems in the military, government agencies and system integrators. The Land and air business unit operates as a division of the Company’s CHI subsidiary. For the year ending November 30, 2006, revenues from the Land and air systems business unit amounted to $8,761,000 or 36% of total revenues.
The Company’s Mapping business unit develops and provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data for military and commercial customers around the world. In April 2005, the Company expanded its Mapcon business unit by acquiring Mapcon Mapping Consultants Inc. of Salt Lake City, Utah. The Mapping business unit operates through the Company’s subsidiaries, Mapcon Mapping Ltd. and Mapcon Mapping Inc. For the year ending November 30, 2006, revenues from the Mapping business unit amounted to $4,102,000 or 17% of total revenues.
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
In April 2006, the Company released a new Integrated Electronic Chart Display and Information System (ECDIS) and Simplified Voyage Data Recorder (S-VDR) for the commercial shipping market. This new product will enable ship operators to benefit from the company’s proven, world-leading navigation technology while meeting newly mandated International Maritime Organization (IMO) carriage requirements. The company’s S-VDR is also available as a standalone system. The S-VDR records and stores data collected from navigational sensors, control systems, radio traffic, bridge microphones, integrity sensors, and alarms. A battery-equipped uninterruptible power supply ensures the S-VDR’s reliability. Under the latest IMO carriage requirements, all existing ships over 3,000 gross tons engaged in international voyages must install an S-VDR by July 1, 2010.
Projects
From time to time, the Company accepts contracts for the development of additional features and capabilities for incorporation into ECPINS®. These projects often become specialized products specific to the customer.
Common Operational Picture (COP) Products
In 2003, the Company announced the launch of COP-IDS®, a client server application that allows customers to integrate its mapping and imagery display technology into existing command and control systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture — Image Display Server. It is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows our customers to share data across command and control systems, regardless of the systems in use.
In the subsequent years, the Company expanded its Common Operational Picture (COP) product line. In addition to the integrated display server, COP-IDS®, the COP product line now includes:
•	COP- TDS™: a tactical display server that provides track, target and tactical information such as mission and operational data; and
•	COP-WDS™: an open GIS WMS compliant web map server.
The Company’s COP products are commercial off the shelf solutions supporting C3ISR systems for strategic, operational and tactical domains. These products address the needs of not only Navy applications but also Army, Air Force, Special Forces, and Coalition Force operations.
Warship Automatic Identification Systems (W-AIS)
In 2006, we announced our first sale of our W-AIS product an application installed in platform Operations and Control Rooms and integrated into the Warship Electronic Chart Display and Information System located on the bridge of the naval ship. This system enhances maritime interdiction operations, operations room situational awareness and contributes to the recognized maritime picture.
C3Core
C3Core is a component based software for Command & Control application development. Used to rapidly create map-based command and control applications, C3Core provides the war-fighter with fully integrated and scalable decision support capability for network-centric, distributed operations.
IGEN™
IGEN™ is a patented artificial intelligence engine that mimics the way people analyze and respond to a wide range of situations. This engine uses a psychological model of human thought and problem solving called COGNET within an engineering-oriented integrated software development environment. COGNET was developed over more than a decade of research at CHI Systems.
Mapping
We provide analysis, production, and distribution of electronic nautical chart and land mapping data to customers in Canada and the U.S. These services are provided on a contract basis to government and commercial organizations such as hydrographic offices, regional and local governments, military agencies and shipping companies. We also sell electronic navigation charts from various national hydrographic offices, and our own intellectual property inventory to commercial and government customers. On April 8, 2005, we acquired Mapcon, a privately-held company in the digital and electronic mapping market that provides us access into the U.S. market.
Seasonality
The Company’s business does not experience seasonality in its sales and operations; however sales and operations are affected by the timing of customer orders, the duration of customer orders and customer delivery requirements.
Major Customers
The Company’s government customers continue to play a significant role in the success of the Company’s product lines. Sales in fiscal 2006 to the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy accounted for 24%, 15% and 8% respectively. No other customer represented more than 10% of sales during this reporting period. The remaining 53% of the Company’s 2006 consolidated revenue were generated through sales to commercial and other military customers.
Geographic Markets
Approximately 57%, 28%, and 5% of the Company’s consolidated revenues for fiscal 2006 were from customers in United States, Europe and Canada, respectively. Approximately 37%, 22%, and 22% of the Company’s consolidated revenues for fiscal 2005 were from customers in Europe, United States and Canada, respectively. Approximately 36%, 32%, and 21% of the Company’s consolidated revenues for fiscal 2004 were from customers in Australia/New Zealand, Europe and the United States, respectively.
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
During fiscal 2006, the Company’s three business units combined had 16 employees engaged in sales and marketing products and three distributors for its navigation systems products. The distribution of sales ranged from naval customers, including the Royal Navy of the United Kingdom, the Royal Australian Navy, the Canadian Navy, the Danish Navy, the Royal New Zealand Navy and the Portuguese Navy to commercial shipping companies.
The Company also attends selected major international trade shows and conferences. During its fiscal year ended November 30, 2006 the Company attended shows and conferences as follows:
•	Surface Navy Show from January 9 to 12 in Arlington, VA

•	Surface Navy League from January 10 to 12 in Washington, DC

•	Game Developers Conference from March 20 to 24 in San Francisco, CA

•	Sea-Air-Space Expo from April 4 to 6 in Washington, DC

•	CanSec from April 5 to 6 in Ottawa, ON

•	Information Technology Exposition and Conference from May 13 to 20 in San Francisco, CA

•	MACC Show 2006 from June 6 to 8 in Norfolk, VA

•	Behaviour Representation Modelling and Simulation from May 15 to 17 in Baltimore, MA

•	Command & Control Research Technology Symposium from June 16 to 24 in San Diego, CA

•	International Conference on Intelligence Virtual Agents for August 20 to 24 in Marina Del Ray, CA

•	Society for Applied Learning Technology on August 23 in Orlando, FL

•	Shipbuilding Machinery & Marine Technology from September 26 to 29 in Hamburg, Germany

•	Defense Imagery Exploitation from October 17 to 18 in London, England

•	NATO GMWG — Geo-Spatial Maritime Working Group from October 17 to 19 in Gdynia, Europe

•	Euronaval from October 23 to 27 in Paris, France

•	Army Science Conference from November 27 to 28 in Orlando, FL

•	Exponaval from November 28 to December 1 in Valparaiso, IN

•	Interservice/Industry Training Simulation & Education Conference from December 5-9 in Orlando, FL
Competition
Electronic Chart Precise Integrated Navigation System (ECPINS®)
Competition for our ECPINS® products comes from companies that sell other integrated navigational systems based on electronic chart technology. These systems exist in a wide variety of formats, each offering features and benefits for differing applications.
A potential group of competitors comes from the radar and marine equipment segment of the industry and generally consists of large corporations, including Raytheon Marine GmbH and STN Atlas Elektronik GmbH from Germany, Kongsberg Maritime AS from Norway, Kelvin Hughes Limited from the United Kingdom, Sperry Marine a division of Northrop Grumman Corporation from the United States, and Transas Marine Ltd. from the United Kingdom. All of these companies offer competing products.
Another category of potential competitors is comprised of companies that primarily target the pleasure boat market. While we currently do not market or intend to market our ECPINS® products to the pleasure boat market, these companies may extend their operations to compete with us in the navigational systems market. Through extensive research and development, the existing product or products of these other companies could evolve into solutions that could compete with ECPINS®. In fact, some of these companies entered the pleasure boat market a few years ago and may have hundreds of systems in use, any of which could be developed further to compete with ECPINS®. The companies in this group include: C-Map, Laserplot Inc., Electronic Marine Systems, and Maptech.
Competition for our ECPINS 5000/S-VDR product comes from other companies providing customized ECDIS/S-VDR solution. The companies in this group include: Transas Marine Ltd. and Kelvin Hughes Limited from the United Kingdom, Sperry Marine a division of Northrop Grumman Corporation and Furuno Marine Electronics from the United States, Kongsberg Maritime AS from Norway, Raytheon Marine GmbH from Germany, MARIS Marine Systems from the Netherlands, JRC Marine Electronics from Japan, Rutter Technologies from Canada and Consilium AB from Sweden.
Common Operational Picture (COP) Products
Competition for our Common Operational Picture products comes from companies that sell similar products based on electronic chart and land map technology. Currently, the principal competitor is a product developed by Northrop Grumman known as the Command and Control Personal Computer (“C2PC”). We believe the addition of the COP-IDS® solution into the market may prompt other companies to develop and market competing products. Companies that may elect to do this would be defense and commercial contractors who currently offer products that compete with our ECPINS® products, and companies such as

Intergraph Corporation, Overwatch, Raytheon Solypsis, ATI Australia, the Geospatial-Intelligence Solutions division of Lockheed Martin, and ESRI that offer similar land-based information products.
Warship Automatic Identification Systems (W-AIS)
Competition for our Warship Automatic Identification Systems comes from the radar and marine equipment segment of the industry and generally consists of large corporations, including Raytheon Marine GmbH and STN Atlas Elektronik GmbH from Germany, Kongsberg Maritime AS from Norway, Kelvin Hughes Limited and Transas Marine Ltd from the United Kingdom and Sperry Marine a division of Northrop Grumman Corporation from the United States.
IGEN™
Competition for our IGEN product comes from companies that sell similar products and includes companies such as Micro Analysis and Design, a division of BMH Associates, BBN Technologies, Charles River Analytics, Inc, SAIC, Inc, Intelligent Automation, Inc and SOAR Technology Solutions from the United States.
C3Core
Competition for our C3Core products comes from companies that sell similar products and includes companies such as Technical Solutions, Inc., 21st Century Systems, Inc., Sparta, Inc., General Dynamics C4 Systems, Raytheon, SAIC, Inc, High Performance Technology, Inc., BAE Systems, Alion Science and Technology, Anteon Corporation, BMH Associates, CACI International, Inc, Charles River Analytics, Inc, Environmental Systems Research Institute, Georgia Tech Research Institute and L-3 Communications from the United States.
Mapping
Competition for our mapping products and services comes from two groups of organizations.
The first and larger group consists of organizations that are largely focused on providing photogrammetric and mapping services and products. This group is dominated by a few large and medium sized firms and over 300 small firms. The small firms may also provide services to the large and medium sized firms on a sub-contract basis. Organizations that fall in the group of large and medium sized firms include EarthData International Inc, Photo Science Inc, 3001 Inc., Sanborn Mapping Inc, Infotech America Inc, BAE Systems Inc., Surdex Corporation, NorthWest Geomatics Inc, Woolpert LLC, Merrick & Company, Intermap Technologies Corporation, Hauts-Monts International Inc, SNC — LAVALIN Environment Inc, Firms outside of Canada and the U.S. that fall into this group are Institut Géographique National of France, Hansa Luftbild AG of Germany, Trabajos Catastrales, S.A. of Spain, Geocart S.A. of Spain, Cartographic Institute of Cataluña (ICC) of Spain and Sistemas de Información Geográfica S.A. de C.V. of Mexico.
The second group are those organizations focused on providing analysis, production and distribution of electronic nautical chart data. This group is dominated by the government hydrographic offices of approximately 30 countries which have historically provided the majority of the world’s nautical charts. Many of these hydrographic offices now sub-contract a portion of their nautical chart production to private companies. Private sector competition is limited to a handful of companies. Companies in this group include: C-Map of Norway and the U.S., Nautical Data International Inc. of Canada, Transas Dataco Ltd. of United Kingdom, 3001 Inc. of the U.S. through their association with IIC Technologies Inc. of India, Infotech Enterprises Limited of India.
Trademarks and Intellectual Property Rights
We have registered trademarks for “ECPINS®” and “COP-IDS®” in Canada and the United States and “iGEN The Cognitive Agent Software Toolkit™” and “Serious Games for Serious Times™” in the United States. We either own or license the rights to all intellectual properties used in our products.

Our trademark and copyright protection contributes to the preservation of our competitive position in the market. There can be no assurance that any of these will not be challenged, invalidated, or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies, which may adversely affect the Company.
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
Research and Product Development
The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. The Company continued to invest in new product development in 2006 and believes it to be a critical component of its future success.
Plan of Operation
The Company expects to expand its operations and increase market share by pursuing potential strategic acquisitions in the 2007 fiscal year. The Company expects any future acquisitions to either extend its product line, increase the value of its existing products, or accelerate the Company’s entry into new Mapping and Command and Control market segments. At the date of this filing, the Company has not entered into any letters of intent with potential acquisition targets.

C. Organizational structure.
As of March 31, 2007, the Company presently has four subsidiaries or sub-subsidiaries. All of the outstanding shares of each corporation are owned by its parent. The following organizational chart shows the intercorporate relationships and the jurisdiction of incorporation or organization of each subsidiary:
Note 1: Originally incorporate in Yukon Territory and continued in B.C. in 2005.
The Company’s Marine systems business unit activities are carried on through Offshore Systems. Its Land and air systems business unit activities are carried on through CHI Systems Inc. Its Mapping business unit activities are conducted through the combined operations of Mapcon Mapping Ltd. and Mapcon Mapping Inc.
D. Property, plants and equipment.
Human Resources and Facilities
As at November 30, 2006, the Company had a total of 135 employees. 73 employees are based at its facilities located in North Vancouver, British Columbia, Canada, 14 employees work from its facilities located in Salt Lake City Utah, USA, 47 employees work from facilities in Philadelphia, Pennsylvania, USA, San Diego, California, USA and Orlando, Florida, USA, and 1 employee operates out of an office located in the United Kingdom.
The Company leases space at each of its operating locations. Details of its lease obligations are included in Item 5F of this document.
At November 30, 2006, the Company’s plant and equipment were located in Canada and the United States.
In June 2007, the Company will relocate its corporate headquarters from North Vancouver, British Columbia, Canada to Ottawa, Ontario, Canada, the country’s capital. The company will maintain its Offshore Systems,

Ltd. operations in North Vancouver, its CHI Systems Inc. operations in Philadelphia, San Diego and Orlando and its Mapcon Mapping Inc. operations in Salt Lake City and Vancouver. Its Ottawa headquarters will become the base of operations for the company’s executive management team and senior business development personnel.
In August 2007, the Company will relocate its North Vancouver, British Columbia operations to Burnaby, British Columbia.

In thousands of U.S. dollars	As at November 30, 2006
		Accumulated
	Cost	depreciation	Net
Equipment	$4,626	$3,710	$919
Vehicle	9	3	6
Furniture and fixtures	599	482	117
Leasehold improvements	300	253	47

	$5,537	$4,448	$1,089

In thousands of U.S. dollars	As at November 30, 2005
		Accumulated
	Cost	depreciation	Net
Equipment	$3,575	$2,771	$804
Vehicle	9	1	8
Furniture and fixtures	120	92	28
Leasehold improvements	201	172	29

	$3,905	$3,036	$869

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
The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2006 (FY2006) in comparison with those for the fiscal year ended November 30, 2005 (FY2005) and for the fiscal year ended November 30, 2005 in comparison with those for the fiscal year ended November 30, 2004 (FY2004). This discussion should be read in conjunction with the Company’s 2006 and 2005 audited consolidated financial statements.
Overview
For FY2006, the Company had net earnings of $693,000 or 3% of revenue, compared to losses of $2,749,000 or (25)% of revenue for FY2005. Basic loss per share for FY2006 was $0.03, and $0.05 on a diluted basis as compared to basic loss per share in FY2005 of $0.34 per share on a basic and diluted basis.
To management’s knowledge, there are no known governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders. Inflationary factors have not had a material impact on the Company’s operating results for FY2006 or FY2005.

Critical Accounting Policies
The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and are presented in thousands of U.S. dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with U.S. GAAP and all dollar amounts in this report are in U.S. dollars unless otherwise indicated. U.S. GAAP requires the Company to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates. During FY2006, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies except for stock-based compensation, as discussed below. Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency.
The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:
Revenue recognition
System Operations
Revenue from certain projects in the International and U.S. Systems Operations segments is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Certain other systems and system components revenue, and software revenue from the International and U.S. Systems Operations segments are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance.
Revenue from systems components and other revenues is recorded at the time of delivery or as the services are provided.
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
Revenue under bill-and-hold arrangements in the International and U.S. Systems Operations segments, whereby revenue has been recognized but the goods have not been shipped, is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Mapping Operations
Revenue from service projects in the Mapping Operations segment is recognized using the proportional performance method of accounting, whereby revenue and profit in the period are based on the output completed to total units of work completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
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
Unearned revenue
Unearned revenue are amounts that have been billed to the customer but have not been recognized in revenue
Accounts Receivable
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
Stock-Based Compensation and Other Stock-Based Payments
Effective December 1, 2005 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for services. Under the provisions of FAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by FAS 123(R) effective December 1, 2005 and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value based method of expensing share-based compensation. Compensation cost is recognized for all awards granted, modified or cancelled on or after December 1, 2005, as well as all awards granted prior to December 1, 2005 that were unvested as of November 30, 2005.
Prior to December 1, 2005, the Company accounted for stock-based compensation in accordance with the intrinsic value method of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to present the fair value of grants under the Company’s existing stock-based compensation plans to employees. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock. Compensation was recognized for grants made under the stock option plan where the market price exceeds the exercise price.
Prior to December 1, 2005, for stock options granted to non-employees, the Company followed the requirements of SFAS No. 123 and related interpretations. Costs were measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever was more reliably measurable. The value of the stock options issued for consideration other than employee services was determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.
Goodwill
Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of purchase price over such fair value is recorded as goodwill. The Company evaluates, on at least an annual basis, the carrying amounts of goodwill for impairment. To accomplish this, the Company compares the fair value of the reporting unit to the carrying amount. If the carrying value of the reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the fair value of the reporting unit goodwill to the carrying amount and any excess would be written down.
Impact of Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not completed its analysis of the adoption of FIN 48 at this time.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial statements.

Results of Operations — November 30, 2006 compared to November 30, 2005
Overall Performance

In thousands of U.S. dollars	2006	2005	2006 to 2005

Net earnings (loss) before income taxes	$635	$(1,876)	$2,511

Net earnings (loss)	$693	$(2,749)	$3,442

Net loss attributable to common shareholders	$(825)	$(9,400)	$8,575

Loss per share — basic	(0.03)	(0.34)	0.31

Loss per share — diluted	$(0.05)	$(0.34)	$0.29

The net earnings reported in the year ended November 30, 2006 were largely driven by higher revenues offset by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Revenue

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$11,274	47	$8,181	74	$3,093
Land and air systems	8,761	36	—	—	8,761
Mapping	4,102	17	2,945	26	1,157

	$24,137	100	$11,126	100	$13,011

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. Our land and air systems through our U.S. Systems operations delivered 36% of our revenue for the year ended November 30, 2006. Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Combined, ECPINS® systems and software delivered 47% and 74% in the year ended November 30, 2006 and 2005, respectively.
In November 2006, our marine systems were awarded a $29 million long term contract for the provision of warship automatic identification systems (W-AIS) to the UK Royal Navy. This resulted in $5.8 million of revenue in fiscal 2006. The $8.7 million revenue earned by our land and air systems relates to the acquisition of CHI Systems Inc.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in fiscal 2006 were the U. S. Army, the U.S. Navy and the Royal Navy of the United Kingdom. Revenue from these customers accounted for 46% of the consolidated revenue. The main customers for our products and services for fiscal 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Canadian Navy and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 40% of the consolidated revenue.

Revenue by Segment

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$9,518	39	$8,181	74	$1,337
U.S. Systems operations	10,517	44	—	—	10,517
Mapping operations	4,102	17	2,945	26	1,157

	$24,137	100	$11,126	100	$13,011

Revenue from the International Systems operations for the year ended November 30, 2006 increased 16% due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered.
Revenue from the U.S. Systems operations has no comparatives as this revenue comes from CHI Systems Inc., which was acquired December 14, 2005 and there were no Marine systems sales to U.S. customers in fiscal 2005.
Revenue from our Mapping operations for the year ended November 30, 2006 as compared to the year ended November 30, 2005 increased 39% primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of a U.S. land mapping company based in Salt Lake City, Utah.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

In thousands of U.S. dollars	2006	2005	2006 to 2005

Gross profit	$10,975	$5,430	$5,545
Gross profit percentage	45%	49%	(4)%
Gross profit increased by 102% in the year ended November 30, 2006 compared to the year ended November 30, 2005 and the gross profit percentage was 4% lower period-over-period. The reduced gross profit percentage compared to the prior fiscal year is due to the addition of lower margin revenue in our acquired operations.
Gross Profit by Segment

In thousands of U.S. dollars	2006	2005	2006 to 2005

Gross profit:
International Systems operations	$5,963	$4,381	$1,582
U.S. Systems operations	3,672	—	3,672
Mapping operations	1,340	1,049	291

Consolidated operations	$10,975	$5,430	$5,545

Gross profit percentage:
International Systems operations	63%	54%	9%
U.S. Systems operations	35%	—	35%
Mapping operations	33%	36%	(3)%

Consolidated operations	45%	49%	(4)%

Gross profit from the International Systems operations increased 36% and gross profit percentage was 9% higher for the year ended November 30, 2006 when compared to the prior year. The increases in fiscal 2006 are the result of higher revenues in the International Systems operations and an increase in our high margin software revenue compared to fiscal 2005.
Gross profit from the U.S. Systems operations was 35% for the year ended November 30, 2006. Gross profit from the U.S. Systems operations did not exist for the year ended November 30, 2005 as CHI Systems was acquired in the current year and there were no U.S. Marine systems sales in the year ended 2005.
Gross profit from the Mapping operations for the year ended November 30, 2006 increased 28% compared to the same period last year. The increase is the result of our successful entrance into the U.S. mapping market through the acquisition of Mapcon Mapping. Gross profit percentage decreased 3% period over period, consistent with the mix of contracts in the business unit.
Operating Expenses

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$6,034	25%	$3,923	35%	$2,111
Engineering	1,783	7%	1,670	15%	113
Sales and marketing	2,527	10%	2,354	21%	172
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses.
G&A increased by 54% for fiscal 2006 compared to the previous year as a result of the addition of our U.S. Systems operations and the increase of staff to support our growth plans. As a percentage of revenue, G&A was 10% points lower than the prior year.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development-related engineering costs in the period incurred.
Engineering costs increased by 7% in fiscal 2006, compared to the previous year. The increases are related to higher staff levels and expenses for new product activities for the year ended November 30, 2006. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 7% for fiscal 2006 compared to the previous year. The increases in S&M expenses are primarily due to the addition of our U.S. Systems operations. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but may yield orders in subsequent fiscal years.

Depreciation and amortization

In thousands of U.S. dollars	2006	2005	2006 to 2005

Depreciation and amortization	$772	$408	$364
Total depreciation and amortization increased by 89% in fiscal 2006 reflecting our U.S. acquisition in the period, the mix of plant and equipment at November 30, 2005, and the amortization of intangibles related to our U.S. acquisitions. For the years ended November 30, 2006 and 2005, a portion of the depreciation, $262,000 and $163,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

In thousands of U.S. dollars	2006	2005	2006 to 2005

Interest expense	$21	$23	$(2)
Interest expense decreased in fiscal 2006 as compared to fiscal 2005 as the result of the Company not utilizing our operating line credit facility of $2.0 million except for a short period at the fiscal year end.
Interest income

In thousands of U.S. dollars	2006	2005	2006 to 2005

Interest income	$37	$156	$(119)
Interest income decreased in fiscal 2006 as the result of the Company having surplus cash in fiscal 2005 for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems on December 14, 2005.
Foreign exchange

In thousands of U.S. dollars	2006	2005	2006 to 2005

Foreign exchange loss (gain)	$(233)	$90	$(323)
Foreign exchange gain and loss is largely the result of exchange rate movements of the Australian dollar and the UK pound which were in the Company’s favor during the fiscal 2006, as compared to fiscal 2005.
Technology Partnerships Canada

In thousands of U.S. dollars	2006	2005	2006 to 2005

Royalty	$493	$243	$250
Contribution	(760)	(1,090)	330
In November 1999, we announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted us financial assistance to fund research and development activities to March 31, 2003. As at November 30, 2003, we had received the maximum eligible contribution of $3.1 million. Under the terms of the agreement, we are required to pay TPC a royalty based on the revenue of our subsidiary, Offshore Systems Ltd. To November 30, 2006, we had paid royalties of $1.3 million and accrued for future payment of an additional $339,000. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $6.8 million or until November 30, 2014.

In April 2004, TPC announced an agreement whereby TPC granted us financial assistance to fund research and development activities to March 31, 2007. The Company claimed the maximum eligible contribution of $3.3 million in September 2006. As at November 30, 2006, we had claimed the maximum eligible contribution of $3.3 million which includes a receivable of $269,000. Also, under the terms of the agreement, we are required to pay TPC a royalty based on the revenue of our subsidiary, Offshore Systems Ltd., commencing in January 2006. To November 30, 2006, we had paid no royalties and had accrued for future payment of an additional $154,000. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $5.3 million or until December 31, 2017.
Although we believe that our submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2004, we were subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $98,000 which was recognized in the fiscal 2005 as a reduction in TPC contributions. The royalty audit is currently in process. We have no reason to believe that the audit will have a material impact on the Company’s financial results.
Income taxes

In thousands of U.S. dollars	2006	2005	2006 to 2005

Deferred income tax expense (recovery)	$(265)	$726	$(991)
Current income tax expense	207	147	60

	(58)	873	(931)

Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2006, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $1.6 million Canadian non-capital losses carried forward, $6.8 million scientific research and experimental development costs and other Canadian tax balances. We have recognized deferred tax recovery in the year ended November 30, 2006 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
Backlog
Total backlog is the sum of the firm and option backlogs. As at November 30, 2006, total backlog was $63.2 million compared to $17.5 million at November 30, 2005. We estimate that approximately $15 million of total backlog will be executed in fiscal 2007. The total backlog also includes long-term maintenance contracts that extend up to 25 years.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at November 30, 2006 was at $35.2 million compared to $10.0 million at November 30, 2005.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at November 30, 2006 was at $28.0 million compared to $7.5 million at November 30, 2005.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts awarded can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.

Results of Operations — November 30, 2005 compared to November 30, 2004
Overall Performance

In thousands of U.S. dollars	2005	2004	2005 to 2004

Net earnings (loss) before income taxes	$(1,876)	$346	$(2,222)

Net earnings (loss)	$(2,749)	$303	$(3,052)

Net loss attributable to common shareholders	$(9,400)	$(14)	$(9,386)

Loss per share — basic and diluted	(0.34)	(0.00)	(0.34)

The net loss reported in the year ended November 30, 2005 was largely driven by lower gross profit percentage driven by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Revenue

		% of		% of
		total		total
In thousands of U.S. dollars	2005	revenue	2004	revenue	2005 to 2004

Marine systems	$8,181	74	$8,090	78	$91
Mapping	2,945	26	2,321	22	624

	$11,126	100	$10,411	100	$715

Our core revenue stream is derived from three sources: marine systems, land and air systems and mapping. Our principal developed and manufactured product, the ECPINS, delivers the majority of the revenue. We also derive revenue from the delivery of the ECPINS software component of our system product. Our ECPINS systems and software are included in our marine systems, which delivered 74% and 78% of revenue in fiscal 2005 and fiscal 2004, respectively.
Our annual results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in fiscal 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 40% of the consolidated revenue. In fiscal 2004, the main customers for our products and services, accounting for 75% of the consolidated revenue, were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the U.S. Coast Guard, and the Royal Australian Navy through Nautronix.
Revenue by Segment

		% of		% of
		total		total
In thousands of U.S. dollars	2005	revenue	2004	revenue	2005 to 2004

International Systems operations	$8,181	74	$8,090	78	$91
Mapping operations	2,945	26	2,321	22	624

	$11,126	100	$10,411	100	$715

Revenue from the International Systems operation business unit for fiscal 2005 increased 1% due to the timing of new contracts awarded and the delivery schedules of existing contracts. The sales cycle with government customers can be upwards of three years. In 2005, we added to our image display server product, a new server for the display of track, target and tactical information, such as mission and operational data, for command and control systems.

Revenue from the Mapping operations business unit increased 27% in fiscal 2005. The increase is primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of Mapcon Mapping, a U.S. land mapping company based in Salt Lake City, Utah. Subsequent to the acquisition, Mapcon Mapping became part of amalgamated Mapcon Mapping Inc.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

In thousands of U.S. dollars	2005	2004	2005 to 2004

Gross profit	$5,430	$6,018	$(588)
Gross profit percentage	49%	58%	(9)%
Gross profit decreased by 10% in fiscal 2005 compared to fiscal 2004 while the gross profit percentage was 9% lower year-over-year. The reduced gross profit and gross profit percentage compared to the prior year is due to lower software sales realized in fiscal 2005.
Gross Profit by Segment

In thousands of U.S. dollars	2005	2004	2005 to 2004

Gross profit:
International Systems operations	$4,381	$5,214	$(833)
Mapping operations	1,049	804	245

	$5,430	$6,018	$(588)

Gross profit percentage:
International Systems operations	54%	64%	(10)%
Mapping operations	36%	35%	1%

	49%	58%	(9)%

Gross profit from the International Systems operations business unit decreased 16% and gross profit percentage was 10% lower year over year. The decreases are the result of lower revenues in the International Systems operations business in fiscal 2005 and a reduction in our high margin software revenue compared to fiscal 2004.
Gross profit from the Mapping operations business unit in fiscal 2005 increased 30% compared to the previous year. The increase is the result of our successful entrance into the U.S. mapping market through the acquisition of Mapcon Mapping. Gross profit percentage increased 1% year over year consistent with the mix of contracts in the business unit.
Operating Expenses

		% of		% of
		total		total
In thousands of U.S. dollars	2005	revenue	2004	revenue	2005 to 2004

General and administrative	$3,923	35%	$2,531	24%	$1,392
Engineering	1,670	15%	1,611	15%	59
Sales and marketing	2,354	21%	2,421	23%	(67)
General and administrative (“G&A”) increased by 55% for fiscal 2005 compared to the previous year. As a percentage of revenue, G&A was 11% higher year over year as a result of increased salaries and internal re-

alignment of sales staff to G&A activities, professional fees, directors’ fees, and directors and officers insurance. We anticipate that as a result of recently introduced reporting regulations in Canada and the U.S., we will continue to experience increases in expenses primarily relating to professional fees and higher infrastructure costs to meet the increased reporting obligations. Also, approximately $670,000 of G&A costs in the fourth quarter are related to expenditures of professional fees for capital advisory services, non-employee stock-based compensation, and employee severance costs.
Engineering costs, consisting mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses increased by 3.7% in fiscal 2005, compared to the previous year. For the years ended November 30, 2005 and 2004, additional engineering costs of $337,000 and $137,000 respectively were charged to cost of sales. These engineering labor costs are to support specific customer orders. Total engineering costs before the charge to cost of sales increased $259,000 or 15%.
We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses decreased by 3%, in fiscal 2005 compared to the previous year. The reduction in S&M expenses is primarily due to a decrease of approximately $99,000 in travel costs because of more efficient travel planning, a decrease of approximately $66,000 in expenses relating to the internal re-alignment of sales staff to G&A activities to support corporate and operations initiatives, and a decrease of approximately $66,000 in sales commissions as the result of lower sales achievements for the year. We believe our current level of S&M staff continue to allow us to pursue business development activities relating to our expansion efforts into the U.S., European, and Australasian markets. This expansion effort targets new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, OSI has established marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and amortization

In thousands of U.S. dollars	2005	2004	2005 to 2004

Depreciation and amortization	$404	$278	126
Total depreciation and amortization increased 45% in fiscal 2005 reflecting the acquisitions in the period, the mix of plant and equipment at November 30, 2005, and the amortization of intangibles related to the acquisition of Mapcon Mapping compared to the prior year. For the years ended November 30, 2005 and 2004, additional depreciation of $163,000 and $101,000 respectively, was included in cost of sales for equipment used in revenue generating activities.
Interest expense

In thousands of U.S. dollars	2005	2004	2005 to 2004

Interest expense	$23	$2	21
Interest expense increased in fiscal 2005 as the result of the Company having utilized a portion of our operating line credit facility of $2,000,000 during the year ended November 30, 2005. We did not utilize our operating line credit facility during fiscal 2004.

Interest income

In thousands of U.S. dollars	2005	2004	2005 to 2004

Interest income	$156	$22	134
Interest income increased in fiscal 2005 as the result of the Company having excess cash for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems Inc. on December 14, 2005.
Foreign exchange

In thousands of U.S. dollars	2005	2004	2005 to 2004

Foreign exchange loss (gain)	$90	$(35)	125
Foreign exchange loss increased as a result of exchange rate movements of the Australian dollar and our U.S. dollar exposure during the year ended November 30, 2005 when compared to the year ended November 30, 2004.
Technology Partnerships Canada

In thousands of U.S. dollars	2005	2004	2005 to 2004

Royalty	$243	$99	144
Contribution	(1,090)	(1,112)	22
We are required to pay a royalty of 3% on annual gross revenue for the International Systems business unit for the period December 1, 1999 to November 30, 2008. Royalty expense increased 145% for the year ended November 30, 2005 compared to the previous year as a result of an increase in revenues subject to the TPC royalty charge.
We receive a contribution from TPC based on qualifying activities and expenditures incurred. With respect to the years ended November 30, 2005 and 2004, we received or will receive the amounts noted above.
Income taxes

In thousands of U.S. dollars	2005	2004	2005 to 2004

Deferred income tax expense (recovery)	$726	$(491)	$1,217
Current income tax expense	147	534	(387)

	873	43	830

Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2005, we estimated that we would not have sufficient taxable earnings in future periods from the International Systems business units to utilize a portion of our $4.4 Canadian non-capital losses carried forward and other tax balances. As a result of this assessment, we have recognized deferred tax expense in fiscal 2005 compared to deferred tax recovery in the previous year. In accordance with U.S. GAAP, we provided a valuation allowance against the total deferred tax asset as it is not considered “more likely than not” that the remaining deferred tax asset will be recovered. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.

Backlog
Total backlog is the sum of the firm and option backlogs. As at November 30, 2005, total backlog was $17.5 million compared to $17.8 million at November 30, 2004.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at November 30, 2005 was at $10.0 million compared to $7.1 million at November 30, 2004.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at November 30, 2005 was at $7.5 million compared to $10.7 million at November 30, 2004.
B. Liquidity and capital resources
November 30 2006 compared to November 30, 2005

In thousands of U.S. dollars	2006	2005	2006 to 2005

Cash and cash equivalents	$—	$8,222	$(8,222)
Current assets	14,333	19,301	(4,968)
Current liabilities	6,544	4,056	2,488
Working capital (1)	7,789	15,245	(7,456)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with lines of credit borrowings of Canadian $2.0 million and US $600,000 available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve next year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At November 30, 2006 our current assets and working capital decreased primarily due to the acquisition of our U.S. Systems operations.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At November 30, 2006, we had borrowings of $904,000 against our operating line. We have an operating line of Canadian $2.0 million available with a Canadian chartered bank collateralized by accounts receivable and US $600,000 with a U.S. chartered bank. During fiscal 2005, we utilized the facility which increased interest expense for the year. We had issued a standby letter of credit totaling Australian $284,000 during fiscal 2005. We had utilized the standby letter of credit to support certain performance obligations to our customers. This standby letter of credit has since been cancelled. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.

Cash Flows

In thousands of U.S. dollars	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$157	$(1,717)	$1,874
Investing activities	(8,484)	(1,448)	(7,036)
Financing activities	(44)	10,729	(10,773)
Translation adjustment	149	446	(297)
Cash flows provided by operating activities for the year ended November 30, 2006, were the result of the increase in accounts receivable offset by the income for the year ended November 30, 2006 and a decrease in accounts payable and accrued liabilities. The increase in cash flows provided by operating activities was the result of the Company’s return to profitability.
Cash flows used in investing activities for the year ended November 30, 2006 were primarily reflective of our U.S. systems acquisition as well as the acquisitions of plant, equipment and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth, offset by a decrease in restricted cash.
Cash flows used in financing activities for the year ended November 30, 2006 were the result of Class B preference share dividends paid. Cash flows provided from financing activities for the year ended November 30, 2005 were the net of proceeds of the Class B preference share financing reduced by the Class B preference share dividends paid.
As a result of the above mentioned changes, cash decreased by $8.2 million for the year ended November 30, 2006.
In order to reduce the impact of U.S. dollar, Australian dollar, euro and British pound to Canadian dollar exchange rate fluctuations, for our Canadian operations we have used the forward exchange contract facility described above. We use the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar, British pound to Canadian dollar and the euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. We use the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar and euro transactions. At November 30, 2005, we did not utilize the forward exchange contract facility.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
November 30 2005 compared to November 30, 2004

In thousands of U.S. dollars	2005	2004	2005 to 2004

Cash and cash equivalents	$8,222	$212	$8,010
Current assets	19,301	8,587	10,714
Current liabilities	4,056	2,256	1,800
Working capital (1)	15,245	6,331	8,914
At November 30, 2005, our current assets and working capital increased primarily due to the cash received from the private placement issuance of Class B preference shares series 2 offset by the cash used to support the operating activities in fiscal 2005 and the acquisition of Mapcon Mapping.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At November 30, 2005, we had no borrowings against our Canadian or U.S. dollar operating line. During fiscal 2005, we utilized the facility which increased interest expense for the year. There were no borrowings in the year ended November 30, 2004. We have issued a standby letter of credit totalling Australian $284,000. We have utilized the standby letter of credit to support certain performance obligations to our customers. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

In thousands of U.S. dollars	2005	2004	2005 to 2004

Cash flows provided by (used in):
Operating activities	$(1,717)	$(2,543)	$826
Investing activities	(1,448)	(268)	(1,180)
Financing activities	10,729	87	10,642
Translation adjustment	446	(13)	459
Cash flows used in operating activities for the year ended November 30, 2005, were the result of the loss for the year and increases in accounts receivable, inventory, and prepaid expenses offset by operating items of amortization, stock-based compensation, and future income taxes not requiring cash and increases in accounts payable, accrued liabilities, and deferred revenue. Cash flows used in operating activities for the year ended November 30, 2004 were the result of increased accounts receivable.
Cash flows used in investing activities for the year ended November 30, 2005 were reflective of the acquisition of Mapcon Mapping, the acquisitions of plant, equipment and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth, and the restriction in usage of $190,000 cash. Cash flows used in investing activities for the year ended November 30, 2004 were the result of acquisitions of plant, equipment and intangibles.
Cash flows provided by financing activities for the year ended November 30, 2005 were the result of the private placement of Class B preference shares series 2 and warrants, net of issue costs, offset by the repurchase of Class B preference shares series 1 and Class B preference shares dividends declared and paid. Cash flows provided by financing activities for the year ended November 30, 2004 were the net result of common shares issued offset by Class B preference share dividends declared and paid.
As a result of the above mentioned changes cash increased by $8.0 million in the year ended November 30, 2005 compared to a decrease of $2.6 million for the year ended November 30, 2004.
C. Research and development, patents and licenses, etc.
Research and Development
Details of the Company’s research and development expenditures and TPC agreement can be found under “Item 5A Operating Results — Results of Operations — Research and Development Expenses”.
Patents and Licenses, etc.
The Company believes that protection of its intellectual property is important. We have acquired expertise in developing and have developed a number of proprietary technologies. The Company seeks to maintain the proprietary nature of its technology by limiting disclosure to third parties and customers, applying for patent registrations, copyright protection, ensuring its software is embedded and using non-disclosure agreements prior to disclosing proprietary intellectual property. The Company has selectively sought patent protection of its products in the United States, Canada and internationally. There can be no assurance that any steps taken by the Company to protect its intellectual property will be effective in preventing misappropriation.

Furthermore, there can be no assurance that others will not independently develop technologies that are similar to, or superior to, the Company’s technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.
The Company has registered trademarks in Canada for “ECPINS” and “COP-IDS” and for “ECPINS”, “COP-IDS” and “IGEN” in the U.S.
The Company has entered into several agreements under which third-party vendors license software or other technology to the Company. The Company generally pays a one-time fee to the licensor with in some cases an annual license maintenance fee or royalties to the licensor based on unit sales. The licensed software remains the sole property of the third-party supplier under the terms of these agreements and the Company has limited rights pursuant to the terms of each license agreement. The agreements generally are non-exclusive, have lives varying from three years to indefinite and may be terminated for any or no reason upon proper notice.
D. Trend information.
The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in materials costs. The tables below present, for the periods indicated, selected quarterly unaudited financial data of the Company for FY2006 and FY2005:

In thousands of U.S. dollars except share related data
For the three months ended	November 30	August 31	May 31	February 28
	2006	2006	2006	2006

Revenue	$10,018	$4,316	$6,140	$3,663
Gross profit	5,783	1,403	2,595	1,194
Gross profit percentage	58%	32%	42%	33%
Net earnings (loss)	2,691	(766)	(2)	(1,230)
Net earnings (loss) attributable to common shareholders	2,249	(953)	(715)	(1,406)
Loss per share — basic	0.07	(0.03)	(0.02)	(0.05)

Loss per share — diluted	(0.01)	(0.03)	(0.02)	(0.05)

In thousands of U.S. dollars except share related data
For the three months ended	November 30	August 31	May 31	February 28
	2005	2005	2005	2005

Revenue	$5,137	$2,618	$1,533	$1,838
Gross profit	2,636	1,472	317	1,005
Gross profit percentage	51%	56%	21%	55%
Net earnings (loss)	(872)	(308)	(1,370)	(199)
Net earnings (loss) attributable to common shareholders	(2,594)	(1,026)	(5,560)	(220)

Loss per share — basic and diluted	(0.09)	(0.04)	(0.20)	(0.01)
Sales Contracts — The timing and duration of major contracts awarded to the Company largely dictate trends in the Company’s revenue stream. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings. Government award of major contracts depends on many factors such as the procurement policies, structure and management of government departments, budget considerations, domestic and foreign political developments, and protectionism.
Product mix — The relative mix of value added products and services, and fluctuations in materials costs in the contracts that have been awarded to the Company may affect the revenue and net income of the Company. Contracts that include a large proportion of third-party systems or software will provide a lower return to the Company as, generally, these costs are flowed through to the customer with little or no mark-up by the Company. On the other hand, contracts for ECPINS® software or systems contracts that have a large software component provide a high return to the Company as the costs associated with this type of contract are relatively minor.
Strategic acquisitions — The Company may expand its operations and business by acquiring additional businesses, products or technologies. There can be no assurance that acquired businesses, products or technologies, if any, will achieve the anticipated revenues and income growth. Acquisitions could also result in potentially dilutive issuances of equity securities. The failure of the Company to manage its acquisitions strategy successfully could have a material adverse effect on the Company’s businesses, earnings and financial condition. The Company expects to expand its operations and increase market share by pursuing potential strategic acquisitions in the future. The Company expects any future acquisitions to either extend its product line, increase the value of its existing products, or accelerate the Company’s entry into new mapping or command and control market segments. At the date of this filing, the Company has not entered into any letters of intent with potential acquisition targets.
Customers — Another trend that affects the profitability of the Company is the lengthy sales cycle required to establish new customers in the Navigation Systems line of business. In some cases, the sales effort to win a contract with a new customer can be as long as three years. This results in the Company incurring sales and marketing costs in the current fiscal year that will generate sales two or three years in the future. For the 2006 fiscal year, the Company is focusing its sales and marketing efforts on the naval operations of countries and allies of the North Atlantic Treaty Organization (NATO). The Company expects to establish new customer relationships as a result of these efforts.
Foreign Exchange — The Company sells the majority of its products in foreign currencies such as the U.S. dollar, euro, and Australian dollar while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Fluctuations in these currencies may impact the Company’s level of revenues and net income. The Company uses foreign exchange contracts to reduce the potential negative effects of fluctuating foreign exchange rates.
Accounting Pronouncement — See “Item 5A — Impact of Recent Accounting Pronouncements” for a discussion of recent accounting pronouncements that may affect the Company’s consolidated earnings and earnings per share.
E. Off-balance sheet arrangements
Derivatives
Derivative financial instruments are utilized by the Company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. Derivatives are recorded as assets or liabilities, measured at fair value.
We use foreign exchange forward contracts in our Canadian operations to reduce our exposure in transactions denominated in U.S. dollars, Australian dollars, British pounds and euros. The purpose of using foreign exchange forward contracts is to reduce the level of exposure to exchange rate movements. At November 30, 2006, we had entered into the following foreign exchange forward contracts:

Sell	Exchange rate in relation to CAD	Value date

GBP 107,017	2.1046	December 15, 2006
AUD 375,000	0.8489	December 15, 2006
USD 147,591	1.0992	December 29, 2006
USD 82,880	1.0981	January 31, 2007
USD 310,979	1.1220	January 31, 2007
USD 348,919	1.1289	February 28, 2007
AUD 125,000	0.8442	April 16, 2007
USD 371,276	1.1258	May 30, 2007
Guarantees
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
F. Tabular disclosure of contractual obligations.
The table below presents, for the periods indicated, the Company’s contractual obligations at November 30, 2006:

In thousands of U.S. dollars	Payments due by period

		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

Long-term debt obligations	—	—	—	—	—

Capital lease obligations	—	—	—	—	—

Operating lease obligations	$3,714	$622	$907	$804	$1,381

Purchase obligations	—	—	—	—	—

Other long-term liabilities	—	—	—	—	—

Total	$3,714	$622	$907	$804	$1,381

There are no contractual provisions related to these obligations that create an additional obligation, increase or accelerate the payment of the obligations or otherwise affect the timing of amount of the Company’s obligations. The operating lease obligations mainly consist of the leased property for the Company’s Burnaby, B.C. and Fort Washington, Pennsylvania offices.
G. Safe Harbor
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

Number and Percentage of Voting
Shares Beneficially Owned or
Name and	Principal Occupation		Controlled by Directors and
Office Held	For Past Five Years	Director Since	Officers at April 25, 2007(a)

RAYMOND JOHNSTON Director, Chair of the Board, Québec, Canada	1999 to present: President, of Chamber of Maritime Commerce, an entity which promotes the interests of the commercial marine industry in Canada.	11/14/00 (and from 12/94 to 9/98)	274,000 common shares (includes 220,000 options to purchase common shares) 0.7% of common shares

HELMUT F. LOBMEIER Director British Columbia, Canada	2001 to present: Retired 1979 to 2001: Co-owner PSL Steel Ltd., and Independent Businessman	4/26/90	951,695 common shares (includes 220,000 options to purchase common shares) 2.4% of common shares

CAPT. WALTER P. PURIO Director Western Australia, Australia	2000 to present: Independent Marine Consultant 1993 to 2000: President, P and H Marine Associates, Inc. 1985 to present: Shipmaster-Oceans, General Dynamics, American Overseas Marine Corporation	1/14/99	290,000 common shares (includes 220,000 options to purchase common shares) 0.7% of common shares

E. BRINTON COXE Director Connecticut, United States	1999 to present: Chair of E.B. Coxe & Co., LLC a company which specializes in finding, funding, and managing small cap companies and providing consulting services to investment funds.

1999 to present: Strategic partner of SDS Capital Partners, LLC, which is a group of investment funds.	7/20/04 to 04/18/07	730,197 common shares (includes 203,750 options to purchase common shares, warrants to purchase 408,800 common shares, and 2,000 Class B Series 2 Preference shares convertible into 117,647 common shares)

1.8% of common shares

Number and Percentage of Voting
Shares Beneficially Owned or
Name and	Principal Occupation		Controlled by Directors and
Office Held	For Past Five Years	Director Since	Officers at April 25, 2007(a)

GERALD J. SHIELDS Director British Columbia, Canada	2006 to present: Principal, Providia Investment Group

2005 to 2006: Lawyer engaged in private practice with the firm of Clark Wilson LLP

	1998 to 2005: Lawyer engaged in private practice with the firm of Godinho Sinclair Shields	4/08/05	270,000 common shares (includes 220,000 options to purchase common shares) 0.7% of common shares

KENNETH H. KIRKPATRICK Director President and Chief Executive Officer British Columbia, Canada	2005 to present: President and Chief Executive Officer, OSI Geospatial Inc.

2005: Chief Operating Officer, OSI Geospatial Inc.

2001 to 2005: Vice President, Operations, OSI Geospatial Inc.

	1997 to 2001: Vice President & Chief Operating Officer, Triathlon Ltd. subsidiary of MacDonald Dettwiler & Associates	11/07/05	363,833 common shares (includes 308,333 options to purchase common shares) 0.9% of common shares

JOSEPH A. STROUD Director Virginia, United States	2005 to present: Partner at General Management Partners, LLC 1997 to present: Partner/Consultant at J.F. Lehman Equity Investors I, LLP	03/15/06	198,750 common shares (includes 98,750 options to purchase common shares) 0.5% of common shares

DONALD W. YOUNG Director British Columbia, Canada	2005 to present: Retired 1979 to 2005: Partner at KPMG LLP	03/15/06	150,750 common shares (includes 98,750 options to purchase common shares) 0.4% of common shares

ANDREW CARNIEL Vice President Business Development British Columbia, Canada	2005 to present: Vice President, Business Development, OSI Geospatial Inc.

2001 to 2005: Vice President, Business Development and Corporate Secretary, OSI Geospatial Inc.

	1998 to 2001: Director of Operations, Offshore Systems Ltd.	N/A	313,333 common shares (includes 213,333 options to purchase common shares) 0.8% of common shares

Number and Percentage of Voting
Shares Beneficially Owned or
Name and	Principal Occupation		Controlled by Directors and
Office Held	For Past Five Years	Director Since	Officers at April 25, 2007(a)

JOHN T. SENTJENS Vice President Finance and Corporate Secretary British Columbia, Canada	2005 to present: Vice President Finance and Corporate Secretary, OSI Geospatial Inc.

2001 to 2005: Corporate Controller, OSI Geospatial Inc.

	1999 to 2001: Controller, Triathlon Ltd. subsidiary of MacDonald Dettwiler & Associates Ltd.	N/A	277,000 common shares (includes 247,000 options to purchase common shares) 0.7% of common shares

(a)	As used in the table above, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of April 25, 2007 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.
The Directors and Officers of the Company do not own any Class A Preference Shares Series A Convertible or Class B Series 1 Preference Shares Convertible.
On April 11, 2005, the Company completed a private placement consisting of 19,500 units for total gross proceeds of $16.0 million. The issue price was $823.05 (CAD $1,000.01) per unit. Each unit consist of 20 voting Class B Series 2 preference shares (“preference shares”) and 588 share purchase warrants (“warrants”). The preference shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.8235 of the Company’s common shares, calculated by dividing the issue price of CAD $50.00 for each preference share by the conversion price of CAD $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of CAD $0.85 for a period of five years. Fees for advisory, investment banking and legal and other professional services in connection with this private placement were paid in the amount of $2.0 million and 929,064 warrants were issued to an investment bank and related party in connection with the private placement.
Mr. E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing. In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units which consist of 2,000 Class B Series 2 preference shares and 58,800 warrants.
B. Compensation.
Pursuant to the 1994, 1996, and 1998 Option Plan, the Directors including the Chair of the Board received an annual entitlement for FY2006 of 25,000 Common Share options per director plus an additional 23,750 Common Share options for the two new directors, Joseph Stroud and Donald Young.
During the year ended November 30, 2006, each member of the Board of Directors of the Company who was not an employee of the Company was entitled to receive $1,500(1) for each Board meeting attended in person or $1,000 (1) for each Board meeting attended by means of telephone conference call if of significant length or involving significant preparation.

The Directors as a group were paid an aggregate of approximately $231,000 for attending or participating in these meetings. In addition, the Chair of the Board was paid an annual retainer of $44,000. Each of the remaining Directors was paid an annual retainer of $14,000. The Audit Committee Chair was paid an annual retainer of $9,000 and the Human Resources and Compensation Committee Chair was paid an annual retainer $4,000. Each member of the Audit Committee was entitled to receive $1,500(1) for each Audit Committee meeting attended and each member of the Human Resources and Compensation Committee was entitled to receive $1,500(1) for each Human Resources and Compensation Committee meeting attended. Members of the committees were paid a total of approximately $37,000 for attending or participating in a total of 11 Committee meetings.

(1) Canadian directors are paid in Canadian funds and all other directors are paid the same amount, but in U.S. funds.

Listing of Directors Geographically
Canadian Directors	Raymond W. Johnston (Chair)
Kenneth H. Kirkpatrick
Helmut F. Lobmeier
Gerald J. Shields
Donald W. Young
U.S. Directors	E. Brinton Coxe
Joseph A. Stroud
Australian Director	Capt. Walter P. Purio(1)

NOTES:

(1)	Captain Purio is a U.S. citizen.
The table below presents, for the years indicated, the total compensation accrued or paid to senior management:

In thousands of U.S. dollars		Annual Compensation
				Other Annual
		Salary	Bonus	Compensation
Name	Year	($)	($)	($)

Kenneth H. Kirkpatrick	2006	220	69	8
President & CEO (1)	2005	129	18	5
OSI Geospatial Inc.	2004	106	8	4
John T. Sentjens	2006	116	34	Nil
Vice President Finance and Secretary	2005	89	12	Nil
OSI Geospatial Inc.	2004	75	6	Nil
Andrew Carniel	2006	146	29	5
Vice President Business Development	2005	115	6	Nil
OSI Geospatial Inc.	2004	105	7	2
Wayne Zachary(2)	2006	143	30	7
Vice President & General Manager	2005	—	—	—
CHI Systems Inc.	2004	—	—	—
Wayne Hoyle(3)	2006	112	Nil	51
Vice President & General Manager	2005	86	Nil	52
Offshore Systems Ltd.	2004	68	Nil	74

NOTES:

(1)	Mr. Kirkpatrick was promoted from COO to President and CEO on November 7, 2005.

(2)	Mr. Zachary joined the organization on December 15, 2005 through its acquisition of CHI Systems.

(3)	Mr. Hoyle’s remuneration arrangement includes compensation paid under a commission arrangement tied to the closing of sales. The above figures include variable compensation paid to him under this arrangement of $58,000 (fiscal 2006) $52,000 (fiscal 2005) and $74,000 (fiscal 2004).
The amount and timing of management bonuses are at the discretion of the Board of Directors. Except for eligibility to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of the employee’s base salary earned during the year to a designated registered retirement savings plan provided that the employee matches such payment, there are no pension, retirement or additional benefits given to senior management, or officers of the Company.
The following is a summary of the material terms and conditions of the employment contracts between the Company and each of the Named Executive Officers as of the Company’s financial year ended November 30, 2006:
Kenneth Kirkpatrick serves as President and CEO pursuant to an employment contract dated November 7, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 18 months notice or payment of 18 months base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is $220,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (subject to a maximum of 40% of his base salary). In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract provides that in the event of a change of control of the Company, that the Company is taken over by a third party, Mr. Kirkpatrick may at his option terminate the contract, in which event he is entitled to a severance payment equal to 18 months base salary The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
John Sentjens serves as Vice President, Finance pursuant to an employment contract dated November 14, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months notice or payment of 12 months base salary in lieu of notice. Mr. Sentjens’ current base salary under the contract is $135,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary). In addition, Mr. Sentjens is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Andrew Carniel serves as Vice-President, Business Development pursuant to an employment contract dated November 14, 2005, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months notice in writing or payment of severance equal to 12 months base salary in lieu of notice. Mr. Carniel’s current base salary under the contract is $146,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary. In addition, Mr. Carniel is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Wayne Zachary serves as Vice President & General Manager of OSI’s U.S. Systems Operations pursuant to an employment contract dated December 14, 2005. The employment contract is for a 3 year fixed term, subject to earlier termination, with the option to extend for successive 1 year periods. The contract may be terminated by the Company at any time for cause, and at any time without cause upon the continuation of base salary for a period of 12 months following termination. Mr. Zachary’s current base salary under the contract is $200,000. He is also eligible to receive stock options at the discretion of the Board of Directors as well as cash bonuses based on the Company meeting certain performance objectives (to a maximum of 40% of his base salary). In addition, Mr. Zachary is entitled to a company leased or owned automobile with an MSRP not to exceed $30,000 during 2006. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Wayne Hoyle serves as Vice President & General Manager of OSI’s International Systems Operations pursuant to an employment contract dated July 17, 2006. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months notice or payment of 12 months base salary in lieu of notice. Mr. Hoyle’s current base salary under the contract is $148,000 and he is eligible to receive stock options at the discretion of the Board of Directors. Up until November 30, 2006, Mr. Hoyle is also eligible to receive cash commissions on the gross sales of the Navigation Systems business unit. Those commissions totaled $58,000 for fiscal 2006. Starting fiscal 2007, Mr. Hoyle will no longer be eligible for commissions; he will be eligible for cash bonuses at the discretion of the Board of Directors based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary). In addition, Mr. Hoyle is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
The following tables present the Common Share options granted to Directors and Officers from December 1, 2005 to November 30, 2006.

	Common
Name and	Share	Exercise	Vesting	Expiry
Office Held	Options	Price	Date	Date

Raymond W. Johnston — Chair and Director	25,000	0.73	April 02, 2006	April 12, 2011
Helmut F. Lobmeier — Director	25,000	0.73	April 02, 2006	April 12, 2011
Captain Walter Purio — Director	25,000	0.73	April 02, 2006	April 12, 2011
E. Brinton Coxe — Director	25,000	0.73	April 02, 2006	April 12, 2011
Gerald J. Shields — Director	25,000	0.73	April 02, 2006	April 12, 2011
Joseph A. Stroud — Director	3,750	0.73	March 15, 2006	March 15, 2011
	45,000	0.73	April 02, 2006	April 12, 2011
Donald W. Young — Director	3,750	0.73	March 15, 2006	March 15, 2011
	45,000	0.73	April 02, 2006	April 12, 2011

Board practices
Directors are elected annually to the Board at the Annual General Meeting of the Company. As of March 31, 2007, the directors on the Board and the period during which they have served on the Board are as follows:

Name	Period Served

Raymond Johnston (Chair)	since November 2000
Kenneth H. Kirkpatrick	since November 2005
Helmut F. Lobmeier	since April 1990
Walter P. Purio	since January 1999
E. Brinton Coxe(1)	since July 2004
Gerald J. Shields	since April 2005
Joseph A. Stroud	since March 2006
Donald W. Young	since March 2006

(1)	Mr. Coxe’s term as director ended at the Annual General Meeting on April 18, 2007.
All Directors’ will hold office until the next Annual General Meeting of the Shareholders of the Company.
No Director has a service contract with the Company or its subsidiaries providing for benefits upon termination of its directorship. Kenneth H. Kirkpatrick, however, does have an employment contract with the Company regarding his employment as President and Chief Executive Officer.
Duties and Obligations of the Board of Directors
The Company’s Board of Directors and senior management considers good corporate governance to be central to the effective, efficient and prudent operation of the Company. One key element of sound corporate governance emphasized by the Company is having a Board of Directors, which is relatively independent of management. Applicable Canadian securities policies describe an “independent director” as a Director who has no direct or indirect material relationship with the Company. In determining whether a Director is an independent Director, the Board considers, for example, whether the Director has a relationship that could, or could be perceived to, interfere with the Director’s ability to objectively assess the performance of management. To that end, as at November 30, 2006, the Board of Directors was composed of eight persons: Raymond Johnston, Helmut Lobmeier, Capt. Walter Purio, E. Brinton Coxe, Gerald Shields, Kenneth Kirkpatrick, Joseph Stroud and Donald Young. All of the Directors other than Messrs. Kirkpatrick, Shields and Coxe are considered by the Board to be independent directors. On this basis, Kenneth Kirkpatrick, by reason of his office as President and Chief Executive Officer, is considered a non-independent director. E. Brinton Coxe was an independent director when initially appointed to the Board, but became a non-independent director as a result of having entered into an agreement with the Company which is described below in “Item 7B — Related party transactions”. Gerald J. Shields was appointed to the Board and was a non-independent Director as a result of legal services provided to the Company by the law firm in which he has an interest until November 17, 2006, when he no longer had an interest in any law firm that provided legal services to the Company. The related party transactions between Mr. Shields and the Company are described below in “Item 7B — Related party transactions”. The separation of the position of Chair from the position of President and Chief Executive Officer further ensures that the Board maintains its independence from management. The Company’s approach to corporate governance is described below. This approach is documented in the Company’s corporate governance policy handbook.
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
Audit Committee
The members of the Company’s Audit Committee as at November 30, 2006 are Donald W. Young (Chair), Helmut Lobmeier and Joseph A. Stroud, all of whom are independent directors.
The Audit Committee’s responsibilities include:
(a)	reviewing and monitoring the audit functions, risk-management systems, management information systems, and accounting policies;
(b)	reviewing the Company’s financial statements prepared by management and meeting with the Company’s external auditors to discuss the results of annual audits;
(c)	recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management discussions and analyses, and prospectuses;
(d)	directly appointing, compensating, retaining and overseeing the work of the Company’s external auditors, who report directly to the Audit Committee;
(e)	establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting and auditing matters; and
(f)	engaging independent counsel and other advisors, as it deems necessary to carry out its duties.
Human Resource and Compensation Committee
The members of the Company’s Human Resources and Compensation Committee as at November 30, 2006 are Raymond Johnston (Chair), Brint Coxe and Walter Purio, all of whom are independent directors.
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
Executive Committee
The members of the Company’s Executive Committee as at November 30, 2006 are Raymond Johnston, Joseph A. Stroud and Donald W. Young, all of whom are independent directors and Kenneth Kirkpatrick, who is not an independent director.
The Executive Committee’s responsibilities include:
(a)	recommending to the Board corporate procedures in order to address the issues of corporate governance within the organization;
(b) defining the limits of management’s responsibilities;
(c)	assisting the board in identifying new directors for nomination to the Board and assessing existing directors on an ongoing basis;
(d)	overseeing the implementation of the business plan for the Company’s subsidiaries in terms of operating capital and related expenditures as approved by the Board as a whole;
(e)	approving the engagement of individual directors and outside advisors at the Company’s expense at appropriate circumstances; and
(f)	overseeing the Company’s activities in the area of investor relations and relations with the capital markets.
D. Employees
The increase in the number of employees at November 30, 2006 compared to November 30, 2004 is the result of the Company requiring additional engineering staff to support development plans, an increased level of administrative staff to support contract and reporting requirements and the acquisition of Mapcon and CHI.
The following table presents the geographic distribution of the Company’s employees for the past three years:

	Canada	U.S.	U.K.	Australia	Total

March 31, 2007	72	64	1	—	137
November 30, 2006	73	61	1	—	135
November 30, 2005	76	12	—	1	89
November 30, 2004	69	—	—	1	70
The Company has no labor unions. There were no temporary employees during the year ended November 30, 2006.
E. Share ownership
Information as to share and option information for directors and officers are discussed above in “Item 6. A. Directors and Senior Management” and in “Item 6B. Compensation.”
The Company has established three stock option plans under which options to purchase the Company’s common shares may be granted at the discretion of the Board of Directors to Directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares available for issuance under the Company’s stock option plans is 10,930,732, of which 4,375,494 are available for issuance at March 31, 2007. Of the 4,375,494 common shares available for issuance, 3,405,916 have been awarded through stock option grants by the Board of Directors. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the Board of Directors. Options granted to Directors and Officers vest over periods ranging from immediately to three years and options granted to employees vest immediately to one year after the date granted.
On April 22, 2004, the Company granted 463,000 stock options to Directors and selected employees of the Company. These stock options were granted at a price of CAD $1.13 per stock option. On April 12, 2005, the Company granted 569,000 stock options to Directors and selected employees of the Company. These stock options were granted at a price of CAD $0.88 per stock option. On March 15, 2006, the Company granted 7,500 stock options to two Directors of the Company. These stock options were granted at a price of CAD $0.73 per stock option. On April 12, 2006, the Company granted 215,000 stock options to Directors of the Company. These stock options were granted at a price of CAD $0.73 per stock option. On February 07, 2007, the Company granted 170,000 stock options to selected management employees of the Company. These stock options were granted at a price of CAD $0.71 per stock option. On April 19, 2007, the Company granted 455,000 stock options to Directors and selected management employees of the Company
Arrangements and decisions with respect to the issuance and granting of stock options to the Company’s key employees are made at the discretion of the Board.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table sets forth, as of March 31, 2007 each person known to the Company to beneficially own more than 5% of the Company’s Common Shares or more than 5% of the Company’s Class A Series A Preference Shares Convertible, or more than 5% of the Company’s Class B Series 2 Preference Shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of March 31, 2007 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person. The amounts and percentages are based upon 38,388,212 Common Shares, 30,262 Class A Series A Preference Shares Convertible and 224,570 Class B Series 2 Preference Shares outstanding as of March 31, 2007.

				Common Shares Beneficially Owned
	Class B Series 2			(upon conversion of Class B Series 2
Name of Shareholders	Preference Shares			Preference Shares )
	#		%	#		%
SF Capital Partners Ltd.	48,600	(1)	21.6%	4,287,664	(1)	10.0%
Basso Multi-Strategy Holding Fund Ltd.	24,300	(2)	10.8%	2,143,831	(2)	5.4%
Basso Private Opportunity Holding Fund Ltd.
Millennium Partners, LP	24,300	(3)	10.8%	2,143,831	(3)	5.4%
Shannon River Partners II, LP	24,300	(4)	10.8%	2,143,831	(4)	5.4%
Shannon River Partners, LP
North Sound Legacy International Ltd.	23,800	(5)	10.6%	4,707,322	(5)	11.6%
North Sound Legacy Institutional Fund LLC
North Sound Legacy Fund LLC
SDS Capital Group SPC, Ltd.	18,500	(6)	8.2%	2,371,169	(6)	5.8%

	Class A Series A
	Preference Shares
Name of Shareholders	Convertible
	#	%
John Visnapu	16,376	54.1%
G.A. Lachapelle	3,275	10.8%
Dennis Kong	3,275	10.8%
Daniel Jacobson	3,275	10.8%

(1)	Consist of 48,600 Class B Series 2 Preference Shares convertible into 2,858,824 Common Shares and Warrants to purchase 1,428,840 Common Shares.

(2)	Consist of 18,700 Class B Series 2 Preference Shares convertible into 1,100,000 Common Shares and Warrants to purchase 549,780 Common Shares held by Basso Multi-Strategy Holding Fund Ltd. and 5,600 Class B Series 2 Preference Shares convertible into 329,412 Common Shares and Warrants to purchase 164,640 Common Shares held by Basso Private Opportunity Holding Fund, a related group.

(3)	Consist of 24,300 Class B Series 2 Preference Shares convertible into 1,429,412 Common Shares and Warrants to purchase 714,420 Common Shares.

(4)	Consist of 14,300 Class B Series 2 Preference Shares convertible into 841,176 Common Shares and Warrants to purchase 420,420 Common Shares held by Shannon River Partners II, LP and 10,000 Class B Series 2 Preference Shares convertible into 588,235 Common Shares and Warrants to purchase 294,000 Common Shares held by Shannon River Partners, LP, a related group.

(5)	Consist of 23,800 Class B Series 2 Preference Shares convertible into 1,400,000 Common Shares and Warrants to purchase 3,307,323 Common Shares held by North Sound Legacy International Ltd., North Sound Legacy Institutional Fund LLC, and North sound Legacy Fund LLC.

(6)	Consist of 18,500 Class B Series 2 Preference Shares convertible into 1,088,235 Common Shares and Warrants to purchase 864,948 Common Shares.

The Company is neither directly nor indirectly owned nor controlled by another corporation, a foreign government or any other natural or legal persons severally and jointly. There are no arrangements known to the Company, which may result in a change of control of the Company.
The shareholders of the Class A Series A Preference Shares Convertible listed above became the beneficial owners of those shares during the fiscal year 1990. The shareholders of the Class B Series 2 Preference Shares became the beneficial owners of those shares during FY2005. The Company’s major shareholders do not have different voting rights than any other shareholder. As of February 28, 2007, approximately 11.3 million Common Shares, or 29.5% of the outstanding Common Shares are held by U.S. shareholders. As of February 28, 2007 169,840 Class B Series 2 Preference Shares, or 75.6% of the outstanding Class B Series 2 Preference Shares, are held by U.S. shareholders. No Class A Series A Preference Shares Convertible are held by U.S. shareholders.
B. Related party transactions.
On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing. In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $125,000 for professional services provided during fiscal 2005 and to be provided to April 2006. For the year ended November 30, 2006, $25,000 was charged to expenses (2005 — $100,000).
On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two laws firm in which he has an interest (Mr. Shields having moved from his former firm to his current firm in July, 2005) was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2006 totalled $177,000 (2005 — totalled $164,000). As of November 17, 2006, Mr. Shields no longer has an interest in any law firm that provided legal services to the Company.
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
C. Interests of experts and counsel.
Not applicable.

Item 8. Financial Information
A. Consolidated statements and other financial information.
Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.
For FY2004, FY2005 and FY2006 the Company derived revenue on the following geographical basis:

In thousands of U.S. dollars	2006	2005	2004

Europe	$6,816	$4,093	$3,332
Australia/New Zealand	1,200	2,149	3,748
United States	13,717	2,410	2,186
Canada	2,404	2,415	1,145
Other	—	59	—

Total	$24,137	$11,126	$10,411

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
During FY2004 the Company was subject to three audits by government authorities in relation to its TPC funding agreements. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of CAD$128,284 which is recognized in FY2005 as a reduction in TPC contributions. The royalty audit is currently in process. The Company believes that it is in compliance with the terms of its TPC agreements but has not received any notification from Industry Canada regarding its audit conclusions. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.
B. Significant changes.
On April 11, 2005, the Company completed a private placement for total gross proceeds of $16.0 million through the sale of 19,500 units, with each unit comprised of 20 voting Class B Series 2 Preference Shares (Preference Shares) and 588 share purchase warrants (warrants). The issue price was $823.05

(CAD$1,000.01) per unit. Finder’s fees totalling $2.0 million and an additional 929,064 warrants were paid in connection with this private placement. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.8235 of the Company’s common shares, calculated by dividing the issue price of CAD $50.00 for each preference share by the conversion price of CAD $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of CAD $0.85 for a period of five years. The proceeds of the financing will be used to pursue acquisitions, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B Series 1 Preference Shares held by two institutional investors at a cost of approximately $2.3 million.
On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1.1 million. The acquisition was effective April 1, 2005. Mapcon Mapping was a privately held land mapping company in the U.S. digital and electronic geomatics data production market. The results of Mapcon Mapping’s operations have been included in the consolidated financial statements commencing April 1, 2005.
On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI Systems”), a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005. On February 27, 2006 the Company filed on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition.
Item 9. The Offer and Listing
A. Offer and listing details.
The issued and outstanding Common Shares of the Company (35,137,046 shares as of November 30, 2006) are listed and posted for trading on The TSX and OTCBB under the trading symbols TSX: “OSI” and OTCBB: “OFSYF”. The Company’s Common Shares are registered shares.
The following is a summary of the trading history (in Canadian dollars) of the Common Shares of the Company on the Toronto Stock Exchange and the Over The Counter Bulletin Board for:
•	the annual high and low market prices for the five most recent full financial years;
•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
•	the high and low monthly market prices for the most recent six months.

	Price per share
	TSX (in C$)		OTCBB (in US$)
	High	Low	High	Low
Year
Fiscal year ended November 30, 2001	$1.25	$0.36	N/A	N/A
Fiscal year ended November 30, 2002(1)	$1.95	$0.90	$0.80	$0.60
Fiscal year ended November 30, 2003	$1.35	$0.76	$0.95	$0.60
Fiscal year ended November 30, 2004	$1.50	$0.76	$1.30	$0.62
Fiscal year ended November 30, 2005	$1.14	$0.67	$0.96	$0.53
Fiscal year ended November 30, 2006	$1.10	$0.65	$0.98	$0.55

	Price per share
	TSX (in C$)		OTCBB (in US$)
	High	Low	High	Low
Year Ending November 30, 2004
First Quarter	$1.50	$0.91	$1.30	$0.74
Second Quarter	$1.42	$1.02	$1.12	$0.76
Third Quarter	$1.14	$0.80	$0.94	$0.67
Fourth Quarter	$1.15	$0.76	$0.99	$0.62

Year Ending November 30, 2005
First Quarter	$0.90	$0.70	$0.78	$0.60
Second Quarter	$0.94	$0.67	$0.80	$0.53
Third Quarter	$1.14	$0.70	$0.95	$0.53
Fourth Quarter	$1.11	$0.75	$0.96	$0.70

Year Ending November 30, 2006
First Quarter	$0.94	$0.65	$0.85	$0.61
Second Quarter	$0.86	$0.68	$0.75	$0.60
Third Quarter	$1.10	$0.70	$0.98	$0.63
Fourth Quarter	$0.86	$0.66	$0.82	$0.55

Most Recent Six Months
October 2006	$0.83	$0.71	$0.82	$0.63
November 2006	$0.84	$0.66	$0.72	$0.55
December 2006	$0.78	$0.56	$0.67	$0.48
January 2007	$0.72	$0.57	$0.64	$0.48
February 2007	$0.91	$0.69	$0.79	$0.55
March 2007	$0.85	$0.62	$0.72	$0.58
     Note (1) — information available for October and November 2002 only
B. Plan of distribution.
Not applicable.
C. Markets.
The Company’s Common Shares are quoted for trading on the OTCBB exchange under the symbol “OSIIF” and listed in Canada on the TSX under the symbol “OSI.”
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
Directors
The Company’s Articles stipulate that the number of directors shall be the greater of three and the number that may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. The number of directors of the Company is currently fixed at seven.
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
Section 19 of the Company’s Articles stipulates that the directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time terminate any such appointment. The directors are also empowered to determine the functions and duties of such officer. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing Director must be a Director. Any other officer need not be a Director. All appointments of officers are to be made on such terms and conditions and that the remuneration that the directors think fit. All or any of these select directors shall hold office until their successors are elected. Vacancies occurring from time to time in these offices may be filled by the directors.
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
The following is a description of the rights, preferences, and restrictions attached to each class of the Company’s shares:
a)	Unlimited number of Common Shares without par value — Each Common Share carries the right to one vote at any general meeting of shareholders of the Company. Cumulative voting is not permitted or required. Dividends are payable on the Common Shares at the discretion of the Board of Directors. The holders of the Common Shares are not liable to further capital calls on such shares by the Company. In the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but had not been paid, the Common Shares rank subordinate to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares with respect to the amount paid up capital together with any fixed premium with respect of such Class A Preference Shares and Class B Preference Shares. Thereafter, the Class A Preference Shares, Class B Preference Shares and Class C Preference Shares are not entitled to any further distributions and the holders of the Common Shares shall be entitled to the distribution of all residual amounts. The Common Shares are not redeemable at the option of the Company or the holders. Except as expressly provided by any special rights and restrictions which the directors may create, define or attach to any series of Class A Preference Shares, Class B Preference Shares or Class C Preference Shares (described below), the directors of the Company may, in their discretion, declare dividends with respect to the Common Shares only or with respect to any other class or series of shares. To date, the Class A Series A Preference Shares Convertible, the Class B Series 1 Preference Shares and the Class B Series 2 Preference are the only Preference Shares which have been issued with a priority for payment of dividends over the Common Shares. There are no sinking fund provisions respecting the Common Shares.
b)	100,000,000 Class A Preference Shares without par value — These shares may be issued in one or more series. The directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class A Preference Shares, including voting rights; however, no one series of Class A Preference Shares may be issued with a right to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class A Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class A Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of the Class A Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class A Preference Shares and the Class B Preference Shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class A Preference Shares, and Class B Preference Shares and Class C Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class A Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class A Preference Shares may be altered or amended only by way of a special resolution passed by a majority of not less than 66 2/3% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class A Preference Shares.

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

To date, two series of shares have been designated by the Board of Directors out of the Class B Preference Shares as follows:
(i)	10,000,000 million shares which have been designated as Class B Series 1 Preference Shares with a par value of CAD $50.00 each (“Series 1 Preference Shares”). Each Series 1 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 1 Preference Share may be converted at the option of the holder into 45.5 Common Shares at any time. The Company has the right to require the shareholders of the Class B Series 1 Preference Shares to convert each such share into 45.5 Common Shares if (i) at any time after 13 months following the issuance of the Series 1 Preference Share, the closing trade price of the Company’s Common Shares exceeds CAD $2 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its Common Shares for more than US$40,000,000 at a price per Common Share greater than CAD $2.20. The holders of the Class B Series 1 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, cumulative dividends at a rate of CAD $3.00 per Series 1 Preference Share, out of the net profits and surplus of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares or Class A Preference Shares. The Class B Series 1 Preference Shares are redeemable at the option of the Company at any time after the fifth anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Class B Series 1 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Class B Series 1 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or Class A Preference Shares. After such payment, the holders of the Class B Series 1 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Class B Series 1 Preference Shares are fully paid; and

(ii)	10,000,000 million shares which have been designated as Class B Series 2 Preference Shares with a par value of CAD $50.00 each (“Series 2 Preference Shares”). Each Series 2 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 2 Preference Share may be converted at the option of the holder into 58.82 Common Shares at any time. The Company has the right to require the shareholders of the Class B Series 2 Preference Shares to convert each such share into 58.82 Common Shares if (i) at any time after 12 months following the issuance of the Series 2 Preference Share, the closing trade price of the Company’s Common Shares exceeds CAD $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm commitment public underwritten offering of its Common Shares for more than CAD $40,000,000 at a price per Common Share greater than CAD $1.70. The holders of the Class B Series 2 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, cumulative dividends at a rate of 7% of the amount of paid up capital on each Class B Series 2 Preference Share, out of the net profits and surplus of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares, Class A Preference Shares. The Class B Series 2 Preference Shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Class B Series 2 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Class B Series 2 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or class of shares ranking junior to the Class B Class B Series 2 Preference Shares. After such payment, the holders of the Class B Series 2 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Class B Series 2 Preference Shares are fully paid.
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

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.
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
Notice of a meeting must specify the place, the day, and the hour of meeting and, in case of special business, the general nature of that business. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice do not invalidate any proceedings at that meeting.
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
A copy of the Articles was previously filed with the Company’s Form 20-F, dated May 30, 2005 and is listed as exhibit 1.1 under “Item 19 — Exhibits”.
C. Material Contracts.
The Company has entered into one material contract in the ordinary course of business during the two years preceding publication of this annual report.
On November 28, 2006 the Company, through its subsidiary, Offshore Systems Ltd., signed a prime contract with the United Kingdom Ministry of Defense (MoD) to deliver Warship Automatic Identification Systems (W-AIS) valued at approximately $29 million, including all options. The company began delivery immediately and recognized a portion of the revenue from this contract in fiscal 2006. The contract contains classified information and the United Kingdom Government has determined that any loss, misuse, or unauthorized access, disclosure or modification could adversely affect national security of the United Kingdom. In the U.S., this contract must be safeguarded in accordance with Department of Defense National Industrial Security Program Operating Manual (NISPOM), DoD 5220.22-M dated January 1995 and, therefore, a copy of this contract cannot be disclosed with this Form 20-F — Annual Report.

The Company has entered into four material contracts other than in the ordinary course of business immediately prior to the two years preceding this annual report.
On March 8, 2005, the Company entered into a contract with C.E. Unterberg, Towbin, LLC, a Delaware limited liability company (CEUT) whereby CEUT was engaged to provide financial advisory and investment banking services to the Company. CEUT was retained to act as the Company’s exclusive financial advisor with respect to the best efforts private placement transaction of up to 19,500 units for an aggregate total of $16 million. Each unit is comprised of 20 voting Class B Series 2 Preference Shares (Preference Shares) and 588 share purchase warrants (warrants). As compensation for the services rendered by CEUT, the Company paid CEUT a cash fee equal to $823,000, In addition, the Company issued 579,064 warrants to CEUT in connection with the private placement. A copy of this contract was previously filed with the Company’s Form 20-F, dated May 30, 2005 and is listed as exhibit 4.7 under “Item 19 — Exhibits”.
On March 8, 2005, the Company entered into a contract with E. Brinton Coxe for his provision of advisory services to the Company in connection with the private placement of Class B Series 2 Preference Shares and share purchase warrants. In consideration of the provision of his advisory services to the Company, the Company paid Mr. Coxe a fee of $672,000 and issued to him 350,000 share purchase warrants. A copy of this contract was previously filed with the Company’s Form 20-F, dated May 30, 2005 and is listed as exhibit 4.8 under “Item 19 — Exhibits”.
In March and April 2005, the Company entered into a number of subscription agreements with various institutional investors in connection with the private placement of Class B Series 2 Preference Shares and share purchase warrants. On April 11, 2005, the Company completed the private placement in the aggregate amount of $16 million through the sale of 19,500 units, with each unit comprised of 20 voting Class B Series 2 Preference Shares and 588 share purchase warrants. The issue price was CAD $1,000.01 per unit. Each Class B preference share is convertible at the option of the holder at any time into 58.82 of the Company’s Common Shares, calculated by dividing the issue price of CAD $50.00 for each Preference Share by the conversion price of CAD $0.85. Each warrant entitles the holder to purchase one of the Company’s Common Shares at the exercise price of CAD $0.85 with the next five years from the date of the closing. A copy of this contract was previously filed with the Company’s Form 20-F, dated May 30, 2005 and is listed as exhibit 4.9 under “Item 19 — Exhibits”.
On December 14, 2005, OSI completed the acquisition of U.S.-based CHI Systems Inc. for a combination of cash and stock valued at approximately $9.0 million. The acquisition is expected to approximately double the Company’s revenue and employee base. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. military services and key defense prime contractors. On February 27, 2006 the Company filed on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition. A copy of the CHI Systems Share Purchase Agreement is filed with this Form 20-F and is listed as Exhibit 4.11 under “Item 19 — Exhibits”.
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
I. Subsidiary information.
For more information on the Company’s subsidiaries, see “Item 4. Information on the Company — Organizational structure” and refer to exhibit 8.1 to this annual report.
Item 11. Quantitative and Qualitative Disclosure about Market Risk
Foreign Exchange Risk
The Company is exposed to cash flow and translation risk due to changes in the Canadian dollar exchange rates to the U.S. dollar, the Australian dollar and euro.
Exposure to exchange rate fluctuations are due to the translation of the significant portion of trade receivables and revenues of the Company’s Canadian operations and, to a lesser extent, the Company’s sub contract payables and direct costs of the Company’s Canadian operations. Because the Company’s reporting currency is U.S. dollars, the Canadian.dollar, Australian dollar and euro transactions and balances must be translated into U.S. dollars for financial statement reporting purposes. A reduction in the value of the U.S. dollar relative to the Canadian dollar, Australian dollar and euro therefore results in lower trade receivable, revenue, trade payable and expense amounts when these foreign denominated transactions and balances are translated to U.S. dollars. See “Item 3.D. Key Information — Risk Factors” for further explanation of the impact of inflation and the fluctuation of currencies.
In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and euro to Canadian dollar exchange rate fluctuations for our Canadian operations, the Company has used the forward exchange contract facility described in “Item 5E. Off Balance Sheet Arrangements” The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar and the euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S., Australian dollar and euro transactions. However, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
Interest rate risk
The Company is exposed to interest rate risk relating to any debt pursuant to a revolving credit facilities of CAD $2,000,000 and US$600,000. The Company does not currently draw on this facility and does not expect to draw on this facility. The Company is also exposed to interest rate risk relating to cash balances. The Company’s policy is to deposit surplus cash in treasury accounts at a major Canadian chartered bank. These accounts earn interest at rates applicable for 30-day treasury bills.

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
Item 15. Controls and Procedures
As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this Form 20-F, being November 30, 2006. This evaluation was carried out under the supervision and with the participation of our company’s management, including our principal executive officer and our principal financial officer. Based upon that evaluation, our management has concluded that our company’s disclosure controls and procedures are effective.
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company’s principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Since the end of the period covered by this Form 20-F, there has been no change to our disclosure controls and procedures that has materially affected, or that is reasonably likely to materially affect, our disclosure controls and procedures.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a) — 15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:
     1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets and our consolidated entities;
     2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and our directors; and
     3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, no system of internal control over financial reporting, including those determined to be effective, may prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Since the end of the period covered by this Form 20-F, there has been no change to our internal controls over financial reporting that has materially affected, or that is reasonably likely to materially affect, our internal controls over financial reporting.
Item 16. [Reserved]
Not applicable.
Item 16A. Audit committee financial expert
All of the members of the Audit Committee are financially literate and the Company’s Board of Directors has determined that Donald W. Young, Chair of the Audit Committee, and Joseph Stroud meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F.
Item 16B. Code of ethics
The Company has adopted a Code of Ethics that applies to its Chief Executive Officer, President, Chief Financial Officer, Controller and persons performing similar functions regardless of their titles. It also applies to persons listed in this annual report who hold those offices in any of the Company’s subsidiaries, or are persons performing similar functions. The Company’s Code of Ethics had been previously reported in the Form 20-F filed on May 27, 2004. The most current revision is filed in Item 19, Exhibit 11.1. The Company’s Code of Ethics has also been posted on the Company’s website: www.osigeospatial.com.
The Company also undertakes in this Form 20-F Annual Report filed with the Commission to provide to any person without charge, upon request, a copy of its Code of Ethics. Any such request may be made by contacting the Company at the address or telephone number shown in “Item 4 Information on the Company” of this Form 20-F.
Item 16C. Principal Accountant Fees and Services
Ernst & Young LLP was recommended for appointment as the Company’s independent auditor for the fiscal year ended November 30, 2006 by the Audit Committee and the Board of Directors in February 2006 and

appointed the Company’s independent auditor by the shareholders of the Company at the Company’s Annual General Meeting of April 12, 2006. Ernst & Young LLP was first appointed auditor on April 17, 2003.
The chart below sets forth the total amount billed to the Company by the Company’s independent auditors for services performed in the years 2006 and 2005, and breaks down these amounts by category of service:

	Years ended November 30
Expressed in thousands of U.S. dollars	2006	2005
Audit fees (1)	$323	$197
Audit-related fees (2)	224	92
Tax fees (3)	109	134
All other fees (4)	2	2

Total	$658	$425

(1)	“Audit Fees” consist of fees billed by E&Y for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements.

(2)	“Audit-Related Fees” consist of fees billed by E&Y for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit Fees.” For the fiscal year 2006, these fees are for the financial statement audit of CHI Systems Inc. for the years ended September 30, 2004 and 2005 that were required as part of the Business Acquisition Report filed by the Company on February 27, 2006. For fiscal 2005, these fees were for consulting services relative to accounting and financial disclosure standards.

(3)	“Tax Fees” consist of fees billed by E&Y for professional services rendered for tax compliance, tax advice, and tax planning for the Company and in connection with the Company’s Canadian federal and provincial tax returns and U.S. federal and state income tax returns.

(4)	“All Other Fees” consist of fees billed by E&Y for products and services other than Audit Fees, Audit-Related Fees and Tax Fees. For fiscal years 2006 and 2005, this fee was for an annual subscription to E&Y’s on-line accounting research website.
The Company has procedures for the review and pre-approval of any services performed by Ernst & Young LLP. The procedures require that all proposed engagements of Ernst & Young LLP for audit and non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.
During 2006, the audit committee approved 100% of the audit and tax services, audit- related fees and all other fees.
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

F1	Independent Auditors’ Report — November 30, 2006

F2	Consolidated Balance Sheets as of November 30, 2006 and 2005

F3	Consolidated Statements of Earnings (Loss) for the years ended November 30, 2006, 2005, and 2004

F4	Consolidated Statements of Stockholders’ Equity and Accumulated Deficit for the years ended November 30, 2006, 2005, and 2004

F5	Consolidated Statements of Cash Flows for the years ended November 30, 2006, 2005, and 2004

F6	Notes to the Consolidated Financial Statements — November 30, 2006, 2005 and 2004

Item 19. Exhibits

Exhibit Number	Description

1.1(4)	Articles pursuant to The Business Corporations Act of British Columbia

4.1(1)	Contract No. X0132 between Naval Materiel Command, Denmark and Offshore Systems Ltd. dated August 20, 2001.

4.2(2)	Contract No. W8472-OICJ 26/001/QC between Public Works and Government Services Canada and Offshore Systems Ltd. dated November 29, 2001.

4.3(2)	Contract No. GS-35F-0211L between the United States Coast Guard and Offshore Systems Ltd. dated June 14, 2002.

4.4(3)	Contract No. 265-004-002 between Nautronix Ltd. and Offshore Systems Ltd. dated March 18, 2004.

4.5	Shareholder Rights Plan Agreement dated April 19, 2001 and amended and restated March 19, 2007

4.6(4)	Agreement, dated April 26, 2004, between the Company and Technology Partnerships Canada

4.7(4)	Contract between C.E. Unterberg, Towbin, LLC and Offshore Systems International Ltd. dated March 8, 2005.

4.8(4)	Contract between Mr. E. Brinton Coxe and Offshore Systems International Ltd. dated March 8, 2005.

4.9(4)	Subscription agreement.

4.10(4)	Letter of Intent to acquire Mapcon Mapping Consultants Inc.

4.11(5)	CHI Systems Inc. Purchase Agreement

8.1	List of Subsidiaries and Jurisdictions.

11.1	Code of Ethics

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed with the Company’s Form 20-F, dated as of July 24, 2002 and incorporated by reference herein.

(2)	Previously filed with the Company’s Form 20-F/A, dated as of September 10, 2002 and incorporated by reference herein.

(3)	Previously filed with the Company’s Form 20-F, dated as of May 27, 2004 and incorporated by reference herein.

(4)	Previously filed with the Company’s Form 20-F, dated as of May 30, 2005 and incorporated by reference herein.

(5)	Previously filed with the Company’s Form 20-F, dated as of May 26, 2006 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

OSI GEOSPATIAL INC.
Dated: May 7, 2007	By:	/s/ “Ken Kirkpatrick”
Kenneth H. Kirkpatrick
President & CEO

Exhibits Attached

Exhibit Number	Description

4.5	Shareholder Rights Plan Agreement dated April 19, 2001 and amended and restated March 19, 2007

8.1	List of Subsidiaries and Jurisdictions

11.1	Code of Ethics

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF
INDEPENDENT AUDITORS
To the Shareholders of
OSI Geospatial Inc.
We have audited the consolidated balance sheets of OSI Geospatial Inc. as at November 30, 2006 and 2005 and the consolidated statements of earnings (loss), stockholders’ equity and accumulated deficit and cash flows for each of the years in the three-year period ended November 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of OSI Geospatial Inc. as at November 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2006 in conformity with United States generally accepted accounting principles.
As discussed in Note 3b to the consolidated financial statements, during 2006, the Company changed its policy for accounting for share based payments.

Vancouver, Canada, February 16, 2007.	Chartered Accountants
F1

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets
As at November 30, 2006 and 2005

In thousands of U.S. dollars	2006	2005

Assets (note 12)

Current assets
Cash and cash equivalents	$—	$8,222
Restricted cash (note 6)	—	190
Accounts receivable (note 7)	12,707	9,419
Income taxes recoverable	28	—
Inventory (note 8)	1,063	938
Prepaid expenses and deposits	535	532

	14,333	19,301

Plant and equipment (note 9)	1,089	869
Intangible and other assets (note 10)	794	626
Goodwill (note 5)	8,129	406

	$24,345	$21,202

Liabilities

Current liabilities
Bank indebtedness	$904	$—
Accounts payable and accrued liabilities (note 11)	4,887	3,360
Income taxes payable	86	242
Unearned revenue	667	454

	6,544	4,056

Deferred income taxes (note 17)	20	201

	6,564	4,257

Stockholders’ Equity

Issued and outstanding 30,262 Class A Series A preference shares (2005 — 30,262) (note 13b)	19	19
279,840 Class B, Series 2 preference shares (2005 — 341,240) (note 13c)	8,696	9,624
35,137,046 common shares (2005 — 30,367,309)	18,222	15,274

	26,937	24,917

Warrants (note 13e)	4,286	4,286

Additional paid in capital	3,357	3,852

Accumulated deficit	(19,226)	(18,401)

Accumulated other comprehensive income	2,427	2,291

	17,781	16,945

	$24,345	$21,202

Commitments and Contingency (note 15)
Approved by the Board of Directors

“Raymond Johnston”	Director	“Donald Young”	Director

The accompanying notes are an integral part of the consolidated financial statements.
F2

OSI Geospatial Inc.
Consolidated Statements of Earnings (Loss)
For the years ended November 30, 2006, 2005 and 2004

In thousands of U.S. dollars, except share related data	2006	2005	2004

Revenue
Marine Systems	$11,274	$8,181	$8,090
Land and air systems	8,761	—	—
Mapping	4,102	2,945	2,321

	24,137	11,126	10,411

Cost of sales	13,162	5,696	4,393

Gross profit	10,975	5,430	6,018

Expenses
General and administrative	6,034	3,923	2,531
Engineering	1,783	1,670	1,611
Sales and marketing	2,527	2,354	2,421
Depreciation and amortization	510	245	177
Interest expense	21	23	2
Interest income	(37)	(156)	(22)
Foreign exchange loss (gain)	(233)	90	(35)
Loss on sale of plant and equipment	2	4	—
Technology Partnerships Canada royalty (note 14)	493	243	99
Technology Partnerships Canada contribution (note 14)	(760)	(1,090)	(1,112)

	10,340	7,306	5,672

Net earnings (loss) before income taxes	635	(1,876)	346

Deferred income tax expense (recovery)	(265)	726	(491)
Current income tax expense	207	147	534

Income tax expense (recovery) (note 17)	(58)	873	43

Net earnings (loss)	$693	$(2,749)	$303

Net loss attributable to common shareholders (note 13(f))	$(825)	$(9,400)	$(14)

Loss per share (note 13(f))
Basic	$(0.03)	$(0.34)	$(0.00)
Diluted	$(0.05)	$(0.34)	$(0.00)

Weighted average number of common shares outstanding (note 13(f))
Basic	32,381,992	27,989,832	27,147,246
Diluted	48,843,168	27,989,832	29,856,412

Dividends declared per share
Class B preference shares — Series 1	$—	$2.36	$3.48
Class B preference shares — Series 2	$3.13	$3.52	$—
The accompanying notes are an integral part of the consolidated financial statements.
F3

OSI Geospatial Inc.
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit
For the years ended November 30, 2006, 2005 and 2004

In thousands of U.S. dollars except share numbers	2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount

Class A preference shares
Balance at beginning of year	30,262	$19	30,262	$19	30,262	$19

Balance at end of year	30,262	$19	30,262	$19	30,262	$19

Class B preference shares
Balance at beginning of year	341,240	$9,624	57,711	$1,441	61,244	$1,434
Accretion of discount on Class B Series 1 preference shares	—	—	—	262	—	—
Repurchase of Class B Series 1 preference shares	—	—	(57,711)	(1,179)	—	—
Issue of Class B Series 2 preference shares, net	—	—	390,000	9,908	—	—
Beneficial Conversion feature on Class B Series 2 preference shares	—	—	—	(3,948)	—	—
Accretion of beneficial conversion on Class B series 2 preference shares	—	—	—	3,948	—	—
Accretion of discount on Class B Series 2 preference shares	—	674	—	431	—	112
Class B preference shares converted to common shares	(61,400)	(1,707)	(48,760)	(1,239)	(3,533)	(90)
Tax benefit related to share issue costs	—	99	—	—	—	—
Share issue costs	—	6	—	—	—	(15)

Balance at end of year	279,840	$8,696	341,240	$9,624	57,711	$1,441

Common shares
Balance at beginning of year	30,367,309	$15,274	27,488,074	$12,937	26,807,475	$12,540
Shares Issued to CHI shareholders (note 5)	1,067,975	753	—	—	—	—
Class B preference shares converted to common shares	3,611,762	2,135	2,868,235	2,330	160,752	90
Exercise of stock options	90,000	60	11,000	7	519,847	307

Balance at end of year	35,137,046	$18,222	30,367,309	$15,274	27,488,074	$12,937

Warrants
Balance at beginning of year	13,788,368	$4,286	1,393,301	$437	1,393,301	$437
Issue of warrants — net of issue costs	—	—	12,395,067	3,849	—	—

Balance at end of year	13,788,368	$4,286	13,788,368	$4,286	1,393,301	$437

Additional paid-in capital
Balance at beginning of year		$3,852		$598		$594
Repurchase of Class B Series 1 preference shares		—		(442)		—
Beneficial conversion feature on Class B Series 2 preference shares		—		3,948		—
Class B preference shares converted to common shares		(599)		(494)		—
Stock-based compensation		104		242		4

Balance at end of year		$3,357		$3,852		$598

Accumulated deficit
Balance at beginning of year		$(18,401)		$(9,001)		$(8,987)
Repurchase of Class B Series 1 preference shares		—		(659)		—
Accretion of beneficial conversion on Class B series 2 preference shares		—		(3,948)		—
Accretion of discount on Class B Series 1 preference shares		—		(262)		—
Accretion of discount on Class B Series 2 preference shares		(674)		(431)		(112)
Difference between conversion consideration and carrying value of Class B Series 2 preference shares		170		(598)		—
Dividends on Class B preference shares		(1,014)		(753)		(205)
Net earnings (loss) for the year		693		(2,749)		303

Balance at end of year		$(19,226)		$(18,401)		$(9,001)

Accumulated other comprehensive income
Foreign currency translation adjustment Balance at beginning of year		$2,291		$1,691		$1,024
Adjustment for the year		136		600		667

Balance at end of year		$2,427		$2,291		$1,691

Total stockholders’ equity		$17,781		$16,945		$8,122

The accompanying notes are an integral part of the consolidated financial statements.
F4

OSI Geospatial Inc.
Consolidated Statements of Cash Flows
For the years ended November 30, 2006, 2005 and 2004

In thousands of U.S. dollars	2006	2005	2004

Cash flows from (used) in operating activities
Net earnings (loss) for the year	$693	$(2,749)	$303
Items not affecting cash
Depreciation and amortization	763	404	278
Loss on disposal of equipment	2	3	—
Stock-based compensation	104	242	4
Deferred income taxes	(319)	764	43

	1,243	(1,336)	628

Changes in non-cash working capital items
Accounts receivable	(1,995)	(1,222)	(3,684)
Inventory	(109)	(363)	33
Prepaid expenses and deposits	185	(362)	216
Accounts payable and accrued liabilities	809	1,079	247
Income taxes payable	(173)	131	(10)
Unearned revenue	197	356	27

	(1,086)	(381)	(3,171)

	157	(1,717)	(2,543)

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired (note 5)	(8,146)	—	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired (note 5)	—	(973)	—
Decrease (increase) in restricted cash	189	(189)	—
Additions to plant and equipment	(290)	(70)	(110)
Additions to intangibles and other assets	(237)	(216)	(158)

	(8,484)	(1,448)	(268)

Cash flows from (used in) financing activities
Advances from operating line of credit	904	—	—
Issue of common shares	60	7	307
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	13,756	—
Class B preference share issue costs	6	—	(15)
Repurchase of Class B Series 1 preference shares	—	(2,281)	—
Class B preference share dividends declared and paid	(1,014)	(753)	(205)

	(44)	10,729	87

Translation adjustment	149	446	(13)

Increase (decrease) in cash and cash equivalents	(8,222)	8,010	(2,737)

Cash and cash equivalents — beginning of year	8,222	212	2,949

Cash and cash equivalents — end of year	$—	$8,222	$212

Refer to note 20 for supplemental cash flow information
The accompanying notes are an integral part of the consolidated financial statements.
F5

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
1	Basis of presentation

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

These audited consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as the Company. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and all amounts herein have been expressed in thousands of U.S. dollars unless otherwise noted. As described in Note 21, these principles differ in certain material respects from those that the Company would have followed had the consolidated financial statements been prepared in accordance with Canadian generally accepted accounting principles.

2	Nature of operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. OSI Geospatial conducts its operations through three business units — International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit (formerly the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3	Accounting changes
a)	Change in reporting currency

Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. Under U.S. GAAP, the change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.

b)	Changes in accounting policies relating to the adoption of U.S. GAAP

Effective December 1, 2004, the Company elected to report its consolidated financial statements in conformity with U.S. GAAP. All accounting policies are the same as described in note 4 to the Company’s audited financial statements for the year ended November 30, 2004, which were prepared in accordance with Canadian GAAP filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Stock-based compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to the stock option plans described in note 13(d). As allowed by Statement of Financial Accounting Standard 123 Accounting for Share-Based Payments,
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
(“SFAS 123”) as amended by Statement of Financial Accounting Standard 148, the Company followed the Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, (“APB 25”) and presented pro forma information required by SFAS 123. APB 25 required compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock.

For stock options granted to non-employees, the Company followed the requirements of SFAS 123 and related interpretations. Costs were measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever was more reliably measurable. The value of the stock options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services. Effective December 1, 2005 the Company adopted the provisions of Statement of Financial Accounting Standard 123(R) Accounting for Share-Based Payments, see note 4(o).

Beneficial conversion feature and accretion of discount on preference shares issued with attached warrants

For U.S. GAAP purposes, during the fiscal year 2005, the Company recorded beneficial conversion features of $3.9 million on the issuance of Class B Series 2 preference shares, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $674,000 for the Series 2 and $nil for the Series 1 to accumulated deficit for the year ended November 30, 2006 ($431,000 for the Series 2 and $262,000 for the Series 1 to accumulated deficit for the year ended November 30, 2005).

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

c)	Recent pronouncements

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
beginning after December 15, 2006. The Company has not completed its analysis of the adoption of FIN 48 at this time.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial statements.
4	Summary of significant accounting policies
a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

b)	Foreign currency translation

For Canadian subsidiaries, the Canadian dollar is the functional currency. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” the financial statements of these subsidiaries are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders’ equity at historical exchange rates. For those subsidiaries for which the Canadian dollar is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the consolidated financial statements.

For U.S. subsidiaries, operations are conducted primarily in U.S. dollars, which is therefore the functional currency.

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

c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

d)	Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
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

Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated replacement or net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

g)	Plant and equipment

Plant and equipment are recorded at cost. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Equipment	Declining balance	20 — 25
Vehicles	Declining balance	30
Furniture and fixtures	Declining balance	20
Leasehold improvements	Straight line	50
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

h)	Intangible and other assets

Intangible and other assets are recorded at cost. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Computer software	Declining balance	33
Customer contracts	Straight line	75
Customer relationships	Straight line	10 — 25
Security clearance	Straight line	17
Licenses and patents	Declining balance	10
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

i)	Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of purchase price over such fair value is recorded as goodwill. The Company evaluates, on at least an annual basis, the carrying amounts of
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
goodwill for impairment. To accomplish this, the Company compares the fair value of the reporting unit to the carrying amount. If the carrying value of the reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the fair value of the reporting unit goodwill to the carrying amount and any excess would be written down.

j)	Income taxes

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

k)	Revenue recognition

Revenue from certain projects in the International and U.S. Systems Operations segments are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Revenue from certain projects in the Mapping Operations segment are recognized using the proportional performance method of accounting, whereby revenue and profit in the period are based on the output completed to total units of work completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Certain other systems and system components revenue, and software revenue from the International and U.S. Systems Operations segments are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance.

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

Revenue under bill-and-hold arrangements in the International and U.S. Systems Operations segments, whereby revenue has been recognized but the goods have not been shipped, is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
l)	Unbilled revenue

Unbilled revenue is revenue that has been recognized using the percentage of completion or the proportional performance methods of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded.

m)	Unearned revenue

Unearned revenue is amounts that have been billed to the customer but have not been recognized in revenue.

n)	Engineering

Engineering research costs are expensed in the period incurred.

o)	Government assistance

Government assistance is recorded when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings (loss). The liability to repay government assistance is recognized as an expense in the period in which conditions arise that cause the government assistance to be repayable.

p)	Stock-based compensation

Effective December 1, 2005 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for services. Under the provisions of FAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by FAS 123(R) effective December 1, 2005 and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value based method of expensing share-based compensation. Compensation cost is recognized for all awards granted, modified or cancelled on or after December 1, 2005, as well as all awards granted prior to December 1, 2005 that were unvested as of November 30, 2005.

Prior to December 1, 2005, the Company accounted for stock-based compensation in accordance with the intrinsic value method of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to present the fair value of grants under the Company’s existing stock-based compensation plans to employees. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock. Compensation was recognized for grants made under the stock option plan where the market price exceeds the exercise price.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
Prior to December 1, 2005, for stock options granted to non-employees, the Company followed the requirements of SFAS No. 123 and related interpretations. Costs were measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever was more reliably measurable. The value of the stock options issued for consideration other than employee services was determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

q)	Earnings per share

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

r)	Guarantees

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

s)	Derivative financial instruments

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

Changes in fair value of foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs, or revenue when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the balance sheet with the changes in fair value being recorded in the statement of earnings (loss) each period.
5	Acquisitions
a)	CHI Systems Inc.

On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI Systems”), a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at December 14, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at December 14, 2005. The excess of the purchase price over the fair market value was recorded as goodwill.

In thousands of U.S. dollars
Assets
Current assets	$2,058
Plant and equipment	225
Intangible and other assets	439
Goodwill	7,714

Total assets acquired	$10,436

Liabilities
Current liabilities not including deferred tax liabilities	720
Deferred tax liabilities	181

Total liabilities assumed	$901

Net assets acquired (cash and common share consideration)	$8,849
Direct acquisition costs incurred by the Company	699

Total acquisition costs	9,548

Less fair value of net identifiable assets acquired	1,821

Goodwill	$7,727

Cash of acquired operations	$627

The fair value of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to CHI Systems.

The following table presents details of the purchased intangible assets:

In thousands of U.S. dollars
	Estimated useful life	Amount

Patents	5 years	$6
Customer contracts	2 to 36 months	158
Security clearance	6 years	275

Total intangible assets		$439

The pro forma OSI Geospatial Inc. consolidated operating results assuming the acquisition of CHI Systems Inc. had occurred as of December 1, 2004 are as follows:

In thousands of U.S. dollars except loss per share	Year Ended November 30,
	2006	2005

Revenue	$24,520	$22,185
Net income (loss)	605	(1,957)
Net loss attributable to common shareholders	(913)	(8,608)
Net loss per share — basic	(0.03)	(0.31)
Net loss per share — diluted	$(0.06)	$(0.31)
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
b)	Mapcon Mapping Consultants Inc.

On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1.1 million. The acquisition was effective April 1, 2005. Mapcon Mapping was a privately held land mapping company in the U.S. digital and electronic geomatics data production market. The results of Mapcon Mapping’s operations have been included in the consolidated financial statements commencing April 1, 2005.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at April 1, 2005. The excess of the purchase price over the fair market value was recorded as goodwill.

In thousands of U.S. dollars
Assets
Current assets	$677
Equipment	173
Deferred tax assets — current	153
Intangible assets	290
Goodwill	402

Total assets acquired	1,695

Liabilities
Current liabilities not including deferred tax liabilities	164
Deferred tax liabilities — current	224
Deferred tax liabilities — long term	60

Total liabilities assumed	$448

Net assets acquired (cash consideration)	$1,115

Direct acquisition costs incurred by the Company	132

Total acquisition costs	1,247

Less fair value of net identifiable assets acquired	845

Goodwill	$402

Cash of acquired operations	$223

The following table presents details of the purchased intangible assets:

In thousands of U.S. dollars	Estimated useful life	Amount

Customer contract	16 months	$130
Customer relationships	4 to 10 years	160

Total intangible assets		$290

6	Restricted cash

Restricted cash consists of cash pledged with a bank as collateral for bid bonds. The restricted cash is held in an interest-bearing bank account.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
7	Accounts receivable

In thousands of U.S. dollars	November 30,
	2006	2005

Trade	$5,143	$6,218
Unbilled revenue	7,257	2,564
Technology Partnerships Canada contribution	269	625
Other	97	48
Allowance for doubtful accounts	(59)	(36)

	$12,707	$9,419

As at November 30, 2006, government contract trade receivables were $4,044,000 (2005 — $5,121,000) and unbilled government contract revenues were $6,680,000 (2005 — $1,935,000).

8	Inventory

In thousands of U.S. dollars	November 30,
	2006	2005

Materials and components	$958	$938
Finished goods	105	—

	$1,063	$938

9	Plant and equipment

In thousands of U.S. dollars	November 30, 2006
		Accumulated
	Cost	Amortization	Net Amount

Equipment	$4,629	$3,710	$919
Vehicle	9	3	6
Furniture and fixtures	599	482	117
Leasehold improvements	300	253	47

	$5,537	$4,448	$1,089

F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005

In thousands of U.S. dollars	November 30, 2005
		Accumulated
	Cost	Amortization	Net Amount

Equipment	$3,575	$2,771	$804
Vehicle	9	1	8
Furniture and fixtures	120	92	28
Leasehold improvements	201	172	29

	$3,905	$3,036	$869

10	Intangible and other assets

In thousands of U.S. dollars	November 30, 2006
		Accumulated
	Cost	Amortization	Net Amount

Computer software	$1,189	$791	$398
Customer contracts	288	278	10
Customer relationships	160	42	118
Security clearance	275	46	229
Licenses and patents	80	41	39

	$1,992	$1,198	$794

In thousands of U.S. dollars	November 30, 2005
		Accumulated
	Cost	Amortization	Net Amount

Computer software	$1,020	$618	$402
Customer contracts	132	67	65
Customer relationships	162	17	145
Licenses and patents	49	35	14

	$1,363	$737	$626

The aggregate amortization expense for intangible assets for the fiscal year was $288,000 (2005 — $81,000, 2004 — $nil).

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

In thousands of U.S. dollars

Year ending November 30
2007	$207
2008	154
2009	124
2010	95
2011	78
2012 and after	136
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
11	Accounts payable and accrued liabilities

In thousands of U.S. dollars	November 30,
	2006	2005

Trade	$2,016	$1,895
Accrued employee compensation	1,318	545
Accrued employee benefits and payroll deductions	280	341
Accrued royalties (note 14)	490	256
Other accrued liabilities	783	323

	$4,887	$3,360

12	Credit facilities

In March 2006, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2006 was 6.00% (2005 — 4.75%). The Company also has an operating line with a U.S. chartered bank. Funds drawn on the operating lines and the standby letters of credit are repayable on demand. As of November 30, 2006, letters of credit, relating principally to customer contracts, amounting to Australian $nil (2005 — Australian $284,000) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.

The maximum amount available to the Company under the operating lines are CAD $2,000,000 and US $600,000 and under the foreign exchange forward contract facility is US $2,000,000 (2005 —US $2,000,000). The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., Mapcon Mapping Ltd and Mapcon Mapping Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2006, the Company had not drawn on its foreign exchange contract facility.

13	Capital Stock
a.	Authorized
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
10,000,000 shares are designated Series 1 voting, cumulative, convertible shares at a ratio of 1:45.5, 6% preference shares, and
10,000,000 shares are designated Series 2 voting, cumulative, convertible shares at a ratio of 1:58.82, 7% preference shares
Unlimited Class C preference shares without par value, issuable in series
Unlimited common shares without par value
b.	Class A preference shares

The Company has 30,262 (November 30, 2005 — 30,262) Class A preference shares outstanding that have a value of $19,000 (November 30, 2005 — $19,000) for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
c.	Class B preference shares
i.	Series 1

On April 11, 2005, 57,711 Class B Series 1 preference shares were repurchased by the Company at their par value of $41.15 (CAD $50) per share for aggregate cash consideration of $2.3 million. The unamortized discount in the amount of $321,000 as of the repurchase date was amortized and accreted to the Class B Series 1 preference shares and the beneficial conversion feature of $442,000 was deducted from additional paid in capital. The repurchase resulted in an increase of $659,000 to deficit. As a result of the repurchase of all remaining Class B Series 1 preference shares, the remaining un-accreted balance of the discount has been accreted to accumulated deficit in the amount of $355,000 for fiscal 2005.

ii.	Series 2

On April 11, 2005, the Company completed a private placement consisting of 19,500 units for total gross proceeds of $16.0 million. The issue price was $823.05 (CAD $1,000.01) per unit. Each unit consist of 20 voting Class B Series 2 preference shares (“preference shares”) and 588 share purchase warrants (“warrants”). The preference shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.8235 of the Company’s common shares, calculated by dividing the issue price of CAD $50.00 for each preference share by the conversion price of CAD $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of CAD $0.85 for a period of five years. Fees for advisory, investment banking and legal and other professional services in connection with this private placement were paid in the amount of $2.0 million and 929,064 warrants were issued to an investment bank and related party (note 16) in connection with the private placement. The fair value of the finder’s fee warrants was estimated to be CAD $0.47 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

The gross proceeds of $16.0 million were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $16.6 million fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $4.3 million fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.88%, (ii) expected volatility of 59%, (iii) an estimated life of five years and (iv)an expected dividend rate of 0%. The Company has recorded a beneficial conversion feature of $4.0 million as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $674,000 to accumulated deficit for year ended November 30, 2006 (2005 — $431,000).

Each Series 2 preference share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. The Company has the right to require the shareholders of the preference shares to convert each such share into 58.8235 common shares if (i) at any time after 13 months following the issuance of the preference shares, the closing trade price of the Company’s common shares exceeds CAD $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its common shares for more than CAD$40,000,000 at a price per common share greater than CAD $1.70. The preference shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% of the original issue price. The preference shares are not subject to any right of redemption at the option of the holder.

During the fiscal year 2006 61,400 preference shares were converted into 3,611,762 common shares with an aggregated fair market value of $2.1 million (2005 — 48,760 preference shares were converted into 2,868,235 common shares with an aggregate fair market value of $2.3 million). The Class B preference
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
shares were reduced by $1.7 million (2005 — $1.2 million) the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $599,000 (2005 — $494,000) from additional paid in capital. The conversion resulted in a decrease of $170,000 (2005 — increase of $598,000) to deficit.

d.	Stock option plans

The Company has established three stock option plans under which stock options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,364,494 are available for future granting. The exercise price of stock options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that stock options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Stock options granted to directors, management and employees vest over periods ranging from immediately to five years.
     A summary of the status of the Company’s stock option plans at November 30 is as follows:

In U.S. dollars	2006		2005		2004

	Number	Weighted	Number	Weighted	Number	Weighted
	of	average	of	average	of	average
	shares	exercise	shares	exercise	shares	exercise
		price		price		price

Outstanding — beginning of year	3,674,417	$0.81	2,254,047	$0.94	2,890,046	$0.86
Granted	247,500	0.65	3,054,666	0.79	496,750	0.94
Exercised	(90,000)	0.73	(11,000)	0.65	(519,847)	0.35
Forfeited	(196,000)	0.82	(18,384)	0.80	(22,725)	0.62
Surrendered	—	—	(632,784)	0.87	—	—
Expired	(218,333)	0.87	(972,128)	0.98	(590,177)	0.89

Outstanding — end of year	3,417,584	$0.83	3,674,417	$0.82	2,254,047	$0.94

Exercisable — end of year	3,417,584	$0.83	3,378,417	$0.81	2,108,047	$0.93

A summary of the Company’s stock options outstanding and exercisable at November 30, 2006 is as follows:

In U.S. dollars		Options outstanding		Options exercisable

	Number	Weighted	Weighted	Number	Weighted
Range of	outstanding	average	average	exercisable at	average
Exercise	at November	remaining	exercise	November 30,	exercise
prices	30, 2006	contractual life	price	2006	price
$		(years)	$		$

0.64 – 0.96	2,902,916	3.58	0.80	2,902,916	0.80
0.97 – 1.21	514,668	0.35	1.00	514,668	1.00

0.64 – 1.21	3,417,584	3.10	0.83	3,417,584	0.83

F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
A summary of the Company’s stock options outstanding and exercisable at November 30, 2005 is as follows:

In U.S. dollars		Options outstanding		Options exercisable

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of	November 30,	remaining	exercise	November 30,	exercise
Exercise prices	2005	contractual life	price	2005	price
$		(years)	$		$

0.64 – 0.96	3,101,416	4.19	0.79	3,101,416	0.79
0.97 – 1.21	573,001	1.26	0.98	573,001	0.98

0.64 – 1.21	3,674,417	3.73	0.82	3,674,417	0.81

A summary of the Company’s stock options outstanding and exercisable at November 30, 2004 is as follows:

In U.S. dollars		Options outstanding		Options exercisable

	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	outstanding at	average
Range of	at November 30,	remaining	exercise	November 30,	exercise
exercise prices	2004	contractual life	price	2004	price
$		(years)	$		$

0.64 – 0.96	1,026,047	1.08	0.85	1,026,047	0.85
0.97 – 1.21	1,228,000	1.12	0.99	1,082,000	1.00

0.64 – 1.21	2,254,047	1.10	0.94	2,108,047	0.93

Stock-based compensation

For the year ended November 30, 2006, the Company incurred non-cash stock-based compensation expense of $104,000 (2005 — $242,000, 2004 — $4,000) related to stock options granted. The expense was included in general and administrative costs and was recorded in additional paid-in capital.

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2006	2005	2004

Risk-free interest rate	4.14%	2.87%	2.24%
Volatility	53%	49%	58%
Estimated average option lives	5 years	3.2 years	3.0 years
Dividend yield	0.0%	0.0%	0.0%
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
Prior to December 1, 2005 the Company applied the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the Company’s earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

In thousands of U.S. dollars, except share related data	2005	2004

Net earnings (loss) for the year — as reported	(2,749)	303
Stock-based compensation expenses	(836)	(102)

Pro forma net earnings (loss) for the year	$(3,585)	$201

Pro forma net earnings (loss) attributable to common shareholders	$(10,236)	$(33)

Basic earnings (loss) per share — as reported	$(0.34)	$0.00

Diluted earnings (loss) per share — as reported	$(0.34)	$0.00

Pro forma basic earnings (loss) per share	$(0.37)	$(0.00)

Pro forma diluted earnings (loss) per share	$(0.37)	$(0.00)

The fair value of employee stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

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
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.

e.	Warrants

In Canadian dollars			Weighed average
			remaining contractual
	Number of Warrants	Exercise Price	life in years

	1,393,301	$1.10	1.21
	12,395,067	$0.85	3.36

	13,788,368	$0.88	3.14

f.	Earnings (loss) per share

In thousands of U.S. dollars, except share related data	Years ended November 30,

Basic earnings (loss) per share	2006	2005	2004

Net earnings (loss)	$693	$(2,749)	$303
Accretion of discount on Class B Series 1 preference shares		(262)	(112)
Accretion of discount on Class B Series 2 preference shares	(674)	(431)	—
Accretion of beneficial conversion feature on Class B Series 2 preference shares	—	(3,948)	—
Class B Series 1 preference share dividends	—	(51)	(205)
Class B Series 2 preference share dividends	(1,014)	(702)	—
Difference between conversion consideration and carrying value of Class B Series 2 preference shares	170	(598)	—
Excess of carrying value of Class B Series 1 preference shares and beneficial conversion feature over repurchase consideration paid.	—	(659)	—

Loss available to common shareholders	$(825)	$(9,400)	$(14)

Weighted average number of common shares outstanding	32,381,992	27,989,832	27,147,246

Basic loss per share	$(0.03)	$(0.34)	$(0.00)

F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005

In thousands of U.S. dollars, except share related data	Years ended November 30,

Diluted earnings (loss) per share	2006	2005	2004

Net earnings (loss)	$693	$(2,749)	$303
Accretion of discount on Class B Series 1 preference shares	—	(262)	(374)
Accretion of discount on Class B Series 2 preference shares	(3,517)	(431)	—
Accretion of beneficial conversion feature on Class B Series 2 preference shares	—	(3,948)	—
Class B Series 1 preference share dividends	—	(51)	—
Class B Series 2 preference share dividends	—	(702)	—
Difference between conversion consideration and carrying value of Class B Series 2 preference shares	170	(598)	—
Excess of carrying value of Class B Series 1 preference shares and beneficial conversion feature over repurchase consideration paid.	—	(659)	—

Loss available to common shareholders	$(2,654)	$(9,400)	$(71)

Weighted average number of common shares outstanding	32,381,992	27,989,832	27,230,561

Dilutive effect of Class A preference shares — Series A (*1)	—	—	—
Dilutive effect of Class B preference shares — Series 1 (*2)	—	—	2,625,851
Dilutive effect of Class B preference shares — Series 2 (*3)	—	—	—
Dilutive effect of warrants (*1)	16,461,176	—	—
Dilutive effect of stock options (*1)	—	—	—

Adjusted weighted average number of common shares outstanding	48,843,168	27,989,832	29,856,412

Diluted loss per share	$(0.05)	$(0.34)	$(0.00)

(*1) The Class A preference shares — Series A, the outstanding warrants and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2006, 2005 and 2004.

(*2) The Class B preference shares — Series 1 were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2005. There were no Class B preference shares — Series 1 outstanding at November 30, 2006.

(*3) The Class B preference shares — Series 2 were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2006, 2005 and 2004.

14	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3.3 million. At November 30, 2006, the Company has claimed for $3.3 million of assistance under the agreement (2005 — $2.5 million, 2004 — $1.2 million). Accounts receivable at November 30, 2006 includes $269,000 of amounts receivable from TPC in connection with these claims (2005 — $625,000).

In addition, the Company is required to pay a royalty of 1.4% on annual gross revenue in the International Systems Operations segment for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
annual gross revenue in the International Systems Operations segment for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $5.3 million or until December 31, 2017. The Company has not paid royalties in connection with this agreement and has accrued royalties of $155,000 at November 30, 2006 (November 30, 2005 — $nil).

In addition, the Company is required to pay a royalty of 3% on annual gross revenue in the International Systems Operations segment for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1.3 million to date (2005 — $1.1 million) and has accrued royalties of $335,000 at November 30, 2006 (November 30, 2005 — $256,000). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $6.8 million or until November 30, 2014.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.

During the year ended November 30, 2005, the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the current fiscal year as a reduction in TPC contributions. The royalty audit has not yet been concluded. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.

TPC royalties paid and accrued are as follows:

In thousands of U.S. dollars	Years ended November 30,

	2006	2005	2004

Royalties paid	$256	$263	$138

Accrued royalties — current	$490	$256	$263

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

15	Commitments and contingency

The Company has entered into operating leases for its office premises in Canada, United States and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

In thousands of U.S. dollars	2006

Years ending November 30
2007	$622
2008	468
2009	439
2010	410
2011	394

$2,333

For the fiscal year ended November 30, 2006, the Company paid basic rent of $709,000 (2005 - $240,000). The increase was mainly due to the acquisition of CHI. In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2006, the Company paid $88,000 (2005 — $73,000) for these costs.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at November 30, 2006 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

16	Related party transactions

On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing (note 13(c)(ii)). In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $125,000 for professional services provided during 2005 and to be provided to April 2006. For the year ended November 30, 2006, $25,000 was charged to expenses (2005 — $100,000).

On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two law firms in which he has an interest (Mr. Shields having moved from his former firm to his current firm in July, 2005) was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2006 totalled $177,000 (2005 — totalled $164,000). As of November 17, 2006, Mr. Shields no longer has an interest in any law firm that provided legal services to the Company.

17	Income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S and state taxes in Pennsylvania, Utah, California and Florida.

Earnings (loss) before income taxes consisted of the following:

In thousands of U.S. dollars	2006	2005	2004

Canadian income (loss)	$1112	$(2,175)	$172
U.S. income (loss)	(477)	299	174

	$635	$(1,876)	$346

     Income tax expense (recovery) consisted of the following:

In thousands of U.S. dollars	2006	2005	2004

Canadian income tax expense	$240	$729	$—
U.S. income tax expense (recovery)	(298)	144	43

	$(58)	$873	$43

F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
The Company has non-capital losses for Canadian income tax purposes of approximately $1,563,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30
2009	$20,000
2014	197,000
2015	948,000
2026	398,000
     The Company has net operating losses for U.S. income tax purposes of approximately $252,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30
2020	$188,000
2021	28,000
2025	36,000
The Company also has investment tax credits for Canadian income tax purposes of approximately $2.0 million, which can be used to offset future income taxes otherwise payable and expire as follows:

Year ending November 30
2011	125,000
2012	112,000
2013	175,000
2014	425,000
2015	628,000
2016	193,000
2026	348,000
The Company has capital losses for Canadian income tax purposes of approximately $310,000, which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

The Company has un-deducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $6,805,000, which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
The net deferred tax consists of the following:

In thousands of U.S. dollars	2006	2005

Deferred tax assets
Non-capital loss carry-forwards and net operating losses	$585	$1,486
Net capital loss carry-forwards	48	52
Scientific research and experimental development costs	2,110	1,527
Share issue costs	376	550
Investment tax credits	1,494	717
Plant and equipment	900	841
Accrued operating expenses	238	—
Other	20	22

	5,771	5,195

Valuation allowance	(5,533)	(5,195)

Deferred tax assets	$238	$—

Deferred tax liabilities
Change in tax accounting method	$67	$82
Intangible assets	100	77
Plant and equipment	91	42

	258	201

Deferred tax assets	238	—
Deferred tax liabilities	(258)	(201)

Net deferred tax	(20)	(201)

The Company increased its valuation allowance in 2006 against deferred income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against deferred income tax assets for which the more likely than not criteria of future realization has not been met. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

In thousands of U.S. dollars	2006	2005	2004

Expected statutory rate	34.12%	35.00%	35.79%

Expected provision for income taxes	$217	$(657)	$124
Change in tax rates applied in valuation allowance	372	128	1
Change in valuation allowance	338	1,881	65
Foreign tax differentials	(27)	(3)	(6)
Foreign exchange effect on valuation allowance	(114)	—	—
Temporary differences related to share issues costs and other items arising during the year not included in accounting income	(252)	(650)	(145)
Part VI.1 Tax	34	86	—
Non-deductible expenses and other	(626)	88	4

Income tax expense (recovery)	$(58)	$873	$43

18	Segmented information
Beginning in the first quarter of fiscal 2006, the Company changed its financial reporting segments in order to reflect changes in management’s analysis of the business. The consolidated revenue categories have changed to marine systems, land and air systems, and mapping, and the reportable segments are now International Systems Operations, U.S. Systems Operations, Mapping Operations and Corporate and Public Company costs. The comparative information for 2005 and 2004 has been adjusted to conform to the presentation adopted for 2006.
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

In thousands of U.S. dollars	2006

				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$9,518	10,517	4,102	—	24,137
Gross profit	5,963	3,672	1,340	—	10,975
Technology Partnerships Canada — net	267	—	—	—	267
Interest expense	—	—	—	21	21
Income tax expense (recovery)	1	(95)	(202)	238	(58)
Net earnings (loss)	1,720	1,853	205	(3,085)	693
Plant and equipment expenditures	182	66	40	2	290
Intangible expenditures	114	88	35	—	237
Depreciation and amortization	$209	296	253	5	763
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005

In thousands of U.S. dollars	2005

				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$8,181	—	2,945	—	11,126
Gross profit	4,381	—	1,049	—	5,430
Technology Partnerships Canada — net	847	—	—	—	847
Interest expense	11	—	2	10	23
Income tax expense	640	—	225	8	873
Net earnings (loss)	105	—	(270)	(2,584)	(2,749)
Plant and equipment expenditures	157	—	(92)	5	70
Intangible expenditures	21	—	193	2	216
Depreciation and amortization	$177	—	221	6	404

In thousands of U.S. dollars	2004

				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$8,090	—	2,321	—	10,411
Gross profit	5,213	—	805	—	6,018
Technology Partnerships Canada — net	1,013	—	—	—	1,013
Interest expense	2	—	—	—	2
Income tax expense	—	—	43	—	43
Net earnings (loss)	1,825	—	63	(1,585)	303
Plant and equipment expenditures	89	—	16	5	110
Intangible expenditures	19	—	132	7	158
Depreciation and amortization	$177	—	97	4	278

In thousands of U.S. dollars
				Corporate
	International			and Public
	Systems	U.S. Systems	Mapping	Company
Total assets employed	Operations	Operations	Operations	Costs	Total

As at November 30, 2006	$10,483	10,599	3,283	(20)	24,345

As at November 30, 2005	$17,649	—	3,553	—	21,202

Geographically, revenues reported are based on the location of the Company’s customers as follows:

In thousands of U.S. dollars	2006	2005	2004

Europe	$6,816	$4,093	$3,332
Australia/New Zealand	1,200	2,149	3,748
United States	13,717	2,410	2,186
Canada	2,404	2,415	1,145
Other	—	59	—

Total	$24,137	$11,126	$10,411

F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
Approximately 47% of revenue for the year ended November 30, 2006 (2005 — 40%, 2004 — 58%) is derived from the three largest customers at 24%, 15% and 8%, respectively (2005 — 22%, 10%, 8%, 2004 — 26%, 24%, 8%).

The three largest customers for 2006 were the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. The three largest customers for 2005 were the Royal Navy of the United Kingdom, Royal Australian Navy and the Canadian Navy. The three largest customers for 2004 were the Royal Australian Navy, the Royal Navy of the United Kingdom and the U.S. Coast Guard.

Geographically, plant and equipment and intangible and other assets are reported based on location. At November 30, 2006 and 2005, all of the Company’s plant and equipment and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars	November 30, 2006
	Canada	U.S.	Total
Plant and equipment	$859	$230	$1,089
Intangible and other assets	322	472	794
Goodwill	—	8,116	8,116

Total	$1,181	$8,818	$9,999

In thousands of U.S. dollars	November 30, 2005
	Canada	U.S.	Total
Plant and equipment	$817	$52	$869
Intangible and other assets	297	329	626
Goodwill	—	406	406

Total	$1,114	$787	$1,901

19	Financial instruments

Fluctuations in foreign currency exchange rates

The Company’s Canadian subsidiaries enter into transactions denominated in U.S. dollars, UK pounds, Australian dollars and euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company’s Canadian subsidiaries use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At November 30, 2006, the Company had foreign exchange forward contracts maturing in the following year to sell US $1,262,000 (2005 — US $nil), GBP 107,000 (2005 — GBP nil) and Australian $500,000 (2005 — Australian $nil).

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2006. The fair value of the above derivative financial instruments was a recorded liability in accounts payable and accrued liabilities of $55,000 at November 30, 2006 (2005 — $nil).
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
20	Supplemental cash flow information

In thousands of U.S. dollars	2006	2005

Cash paid during the year for interest	$21	$23

Cash paid during the year for income taxes	$263	$5

21	Reconciliation of generally accepted accounting principles

The Company prepares its audited consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these audited consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:

(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value based method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Prior to December 1, 2005 under U.S. GAAP, the Company accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective December 1, 2005, under U.S. GAAP the Company accounts for stock-based compensation to employees and directors in accordance with the fair value based method of FASB Statement 123(R).

(b) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal years 2003 and 2005 the Company recorded beneficial conversion features of $442,000 and $3.9 million, respectively, on the issuance of Class B Series 1 and 2 preference shares, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $674,000 for the year ended November 30, 2006 ($431,000 for the year ended November 30, 2005, $112,000 for the year ended November 30, 2004).

(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. With respect to the ineffective portion of derivative’s changes in fair value, the Company had a foreign exchange loss of $5,000 for the year ended November 30, 2006 under U.S. GAAP which has not been recorded under Canadian GAAP. With respect to the ineffective portion of derivative’s changes in fair value, the Company did not have a foreign exchange gain or loss amount for the year ended November 30, 2005, under U.S. GAAP which has not been recorded under Canadian GAAP.

(d) Under Canadian GAAP, the Company was not required to record stock-based compensation for stock options granted to non-employees prior to December 1, 2001. Under U.S. GAAP, the Company is required to
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
record stock-based compensation for options granted to non-employees based on the fair value based method as required by SFAS 123(R) retroactive for all prior periods. These stock-based compensation transactions, result in differences of $649,000 (November 30, 2005 - $649,000, November 30, 2004 — $649,000) when compared to the same balances as previously reported under Canadian GAAP.

(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2005 - 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $19,000.

(f) For Canadian GAAP financial statement purposes, the Company has recorded a cumulative translation adjustment of $2.4 million (at November 30, 2005 $2.3 million) which is a separate component of shareholders’ equity. For U.S. GAAP purposes changes in the cumulative translation adjustment are included as a component of accumulated other comprehensive income.

(g) If Canadian GAAP were followed:
i)	the effect on the Consolidated Statements of Earnings would be:

In thousands of U.S. dollars except earnings (loss) per share	For the year ended November 30,

	2006	2005	2004

Earnings (loss), U.S. GAAP	$693	$(2,749)	$303
Adjustment for stock based compensation (a),(d)	—	(855)	(102)
Adjustment for loss on derivative (c)	(5)	—	—

Earnings (loss), Canadian GAAP	$688	$(3,604)	$201

Loss attributable to common shareholders, Canadian GAAP	$(326)	$(4,357)	$(4)

Basic and diluted earnings (loss) per common share, Canadian GAAP	$(0.01)	$(0.16)	$0.00
Weighted average number of common shares — basic, Canadian GAAP	32,381,992	27,989,832	27,230,561
Weighted average number of common shares — diluted, Canadian GAAP	48,431,168	27,989,832	29,856,412
ii)	Balance Sheet items which would differ under Canadian GAAP are as follows:

In thousands of U.S. dollars	At November 30,

	2006	2005

Common shares (d)	$17,573	$14,624
Class B Series 2 preference shares (b)	7,148	8,076
Additional paid in capital (a), (b)	79	416
Accumulated deficit (a), (b), (c), (d), (f)	11,180	(26,324)
Accounts payable and accrued liabilities (c)	4,832	3,360
F6

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements
November 30, 2006 and 2005
(h) Pro forma information — Stock based compensation
The following pro forma financial information as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, presents the earnings had the Company recognized stock-based compensation using a fair based value method for all stock awards granted, modified or settled prior to December 1, 2003:

In thousands of U.S. dollars except earnings (loss) per share	For the year ended November 30,

	2006	2005	2004

Earnings (loss) for the period, Canadian GAAP	$698	$(3,604)	$201
Add: Stock-based compensation cost	104	1,069	131
Less: Pro forma stock-based compensation cost	(104)	(1,085)	(150)

Pro forma income (loss)	$698	$(3,620)	$182

Pro forma basic earnings (loss) per share	0.02	(0.13)	0.01
Pro forma diluted earnings (loss) per share	0.01	(0.13)	0.01

Weighted average number of common shares — basic	32,381,992	27,989,832	27,230,561
Weighted average number of common shares — diluted	48,431,160	27,989,832	29,856,412
The fair value of the stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2006	2005	2004

Risk-free interest rate	4.1%	3.0%	2.2%
Volatility	53%	54%	58%
Estimated average option lives	5.0 years	5.2 years	3.0 years
Dividend yield	0.0%	0.0%	0.0%
22	Subsequent events

On January 17, 2007, the Company signed a 10 year lease for new office facilities. It will relocate its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.

On February 12, 2007, the Company announced that it will relocate its corporate headquarters from North Vancouver, British Columbia to Ottawa, Ontario. The company will maintain its Offshore Systems, Ltd. operations in Vancouver, its CHI Systems Inc. operations in Philadelphia, San Diego and Orlando and its Mapcon Mapping Inc. operations in Salt Lake City and Vancouver. Its Ottawa headquarters will be established by June 2007 and will become the base of operations for the company’s executive management team and senior business development personnel.
F6