Form 20-F
period 2007-11-30
OSI GEOSPATIAL INC.
filed 2008-05-27
CIK 1169357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                                to
Commission File Number [000-49944]
OSI Geospatial Inc.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
300-340 March Road
Ottawa, Ontario, Canada K2K 2E4
(Address of principal executive offices)
John Sentjens, Chief Financial Officer
300-340 March Road
Ottawa, Ontario, Canada K2K 2E4
Telephone: 613-287-8004, Facsimile: 613-287-0466
Email: john.sentjens@osigeospatial.com
(Name, Telephone, Email and/or Facsimile number and Address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 30, 2007:
•	46,956,439 shares of Common Stock, no par value,

•	30,262 shares of Class A Preference Shares Series A Convertible, no par value

•	178,530 shares of Class B Series 2 Preference Shares, par value of CAD$50.00
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☑
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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
☑ Item 17   ☐ Item 18
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17   ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☑

PART I
This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
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
As used in this annual report, the terms “OSI Geospatial”, “we”, “us” and “our” mean OSI Geospatial Inc. and our subsidiaries, unless otherwise indicated.
Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars.
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected financial data.
The following selected consolidated financial data as of and for the years ended November 30, 2007, 2006, 2005, 2004, and 2003 has been derived from the Company’s audited consolidated financial statements and was prepared in accordance with generally accepted accounting principles in Canada. The selected consolidated financial data should be read in conjunction with the information contained in “Item 5. — Operating and Financial Review and Prospects”, and the consolidated financial statements and notes to consolidated financial statements contained in “Item 17 Financial Statements”.

The Company’s audited consolidated financial statements are stated in thousands of U.S. dollars (US$ or $) except where otherwise indicated.
OSI Geospatial Inc.
Selected Consolidated Financial Information
Consolidated Statement of Earnings (Loss) and
Deficit Data

In thousands of U.S. dollars, except share related data	For the years ended November 30,
	2007	2006	2005	2004	2003
		(restated)*	(restated)*

Revenue	25,326	24,137	11,126	10,411	8,102

Direct costs	15,560	13,484	5,696	4,393	3,633

Gross profit	9,766	10,653	5,430	6,018	4,469

Expenses	12,580	10,018	7,999	5,825	4,249

Earnings (loss) before income taxes	(2,814)	635	(2,569)	193	220

Income tax expense (recovery)	60	(297)	930	43	(106)

Net earnings (loss) for the period	(2,874)	932	(3,499)	150	326

Net earnings (loss) attributable to common shareholders	(3,588)	(82)	(4,252)	(50)	(320)

Basic earnings (loss) per share	(0.09)	0.00	(0.15)	0.00	(0.01)

Diluted earnings (loss) per share	(0.09)	0.00	(0.15)	0.00	(0.01)

Weighted average number of Common Shares outstanding — basic	41,096,261	32,381,992	27,989,832	27,230,561	25,977,123

Weighted average number of Common Shares outstanding — diluted	41,096,261	48,843,168	27,989,832	27,230,561	27,142,492

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements which are filed under “Item 17 — Financial Statements”.

OSI Geospatial Inc.
Selected Consolidated Financial
Information

In thousands of U.S. dollars, except share related data	As at November 30,
	2007	2006	2005	2004	2003
		(restated)*	(restated)*

Working capital	7,818	7,877	15,245	6.331	6,213

Total assets	26,348	24,450	21,202	10,377	9,028

Total liabilities	7,734	6,669	4,257	2,256	1,775

Net assets	18,614	17,781	16,945	8,121	7,253

Capital stock	25,854	23,021	22,203	13,549	13,268

Outstanding Common Shares	46,956,439	35,137,046	30,367,309	27,488,074	26,807,475

Outstanding Class A Preference Shares Series A Convertible	30,262	30,262	30,262	30,262	30,262

Outstanding Class B Preference Shares Series 1 Convertible	—	—	—	57,711	61,244

Outstanding Class B Preference Shares Series 2 Convertible	178,530	279,840	341,240	—	—

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements which are filed under “Item 17 — Financial Statements”.
The Company’s audited consolidated financial statements conform in all material respects to U.S. generally accepted accounting principles (“U.S. GAAP”), except for as follows:
(a) Under U.S. GAAP prior to December 1, 2005, the Company accounted for stock-based compensation to employees and Directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective December 1, 2005, under U.S. GAAP the Company accounts for stock-based compensation to employees and Directors in accordance with the fair value based method of FASB Statement 123(R). Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and Directors under stock option plans with no cash settlement feature based on the fair value based method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Under U.S. GAAP, this resulted in a decrease to stock based compensation of $206,000 in 2005.
(b) Under U.S. GAAP, the Company is required to record stock-based compensation for options granted to non-employees based on the fair value based method as required by SFAS 123(R) retroactive for all prior periods. Under Canadian GAAP, the Company is not required to record stock-based compensation for stock options granted to non-employees prior to December 1, 2001. These stock-based compensation transactions result in differences of $649,000 (November 30, 2006 - $649,000, November 30, 2005 — $649,000) when compared to the same balances as previously reported under Canadian GAAP.
(c) Under U.S. GAAP, share issue costs are amortized over 5 years and give rise to a future tax expense. Under Canadian GAAP, share issue costs are deductible in the year incurred. For U.S. GAAP purposes, there is a deferred tax expense for the year ended November 30, 2007 of $133,000 (for the year ended November 30, 2006, $99,000, for the year ended November 30, 2005, $19,000).

(d) Under U.S. GAAP, taxes owing on dividends paid (Part VI.1 tax) are included in tax expense in the income statement. Under Canadian GAAP, Part VI.1 taxes are included in accumulated deficit, alongside the cost of the dividends. Under U.S. GAAP, for the year ended November 30, 2007, tax expense related to dividends was $12,000 (for the year ended November 30, 2006, $140,000, for the year ended November 30, 2005, $86,000).
(e) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal year 2005 the Company recorded beneficial conversion features of $3.9 million on the issuance of Class B Series 1 and 2 preference shares, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $676,000 for the year ended November 30, 2007 ($674,000 for the year ended November 30, 2006, $431,000 for the year ended November 30, 2005).
(f) Additionally, when convertible shares are converted to common shares under U.S. GAAP, the conversion is recorded by reducing preference shares at the historical share price, increasing common shares at the current market value, proportionally reducing the beneficial conversion feature included in additional paid in capital and adjusting accumulated deficit by the difference. Under Canadian GAAP, both the preference shares and common shares are adjusted by the historical value. As a result of the above, under U.S. GAAP for the year ended November 30, 2007, preference shares were reduced by $378,000 (for the year ended November 30, 2006, $148,000), common shares were increased by $1,306,000 (for the year ended November 30, 2006, $576,000), additional paid in capital was reduced by $598,000, (for the year ended November 30, 2006, $1,054,000), and accumulated deficit was increased by $125,000 (for the year ended November 30, 2006, $170,000),
(g) Under U.S. GAAP, investment tax credits applied to taxable income are recorded as a tax recovery. Under Canadian GAAP, investment tax credits are considered a reduction of engineering expenses on the income statement. For U.S. GAAP purposes the current income tax expense would be nil (2006 nil and 2005 — $143,000) lower and the engineering expenses would be nil (2006 — nil and 2005 — $143,000) higher.
(h) Under Canadian GAAP, development costs are eligible for deferment subject to meeting the requirements of CICA Section 3064 Goodwill and Intangible Assets (formerly CIC Section 3450 Research and Development Costs). Under U.S. GAAP, development costs are expensed as incurred. As a result, under U.S. GAAP, deferred development costs would be nil (2006: nil) and engineering costs would increase by $97,000 (2006: nil).

(i) If U.S. GAAP were followed:
     i) the effect on the Consolidated Statements of Earnings would be:

In thousands of U.S. dollars except earnings (loss) per share	For the year ended November 30,
	2007	2006	2005
		(restated)*	(restated)*

Earnings (loss), Canadian GAAP	$(2,874)	$932	$(3,499)
Adjustment for stock based compensation (a),(b)	—	—	855
Future income tax on preferred share issue costs (c)	(133)	(99)	(19)
Development costs not eligible for deferral (h)	(97)	—	—
Part VI.1 tax on dividends paid (d)	(12)	(140)	(86)

Earnings (loss), U.S. GAAP	$(3,116)	$693	$(2,749)

Loss attributable to common shareholders, U.S.GAAP	$(4,381)	$(825)	$(9,400)

Basic loss per common share, U.S. GAAP	$(0.11)	$(0.03)	$(0.34)
Diluted loss per common share, U.S. GAAP	$(0.11)	$(0.02)	$(0.34)
Weighted average number of common shares — basic, U.S. GAAP	41,096,261	32,381,992	27,989,832
Weighted average number of common shares — diluted, U.S. GAAP	41,096,261	48,843,168	27,989,832
     ii) Balance Sheet items which would differ under U.S. GAAP are as follows:

In thousands of U.S. dollars	At November 30,
	2007	2006
		(restated)*

Deferred development costs	$—	$—
Common shares (f)	24,934	18,222
Class B Series 2 preference shares (e), (f)	6,552	8,695
Additional paid in capital (f)	2,639	3,357
Accumulated deficit (c), (e), (f)	(23,175)	(19,225)

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements which are filed under “Item 17 — Financial Statements”.

Dividends declared per share:	During Year ended November 30
	2007	2006	2005	2004	2003
In U.S. dollars	$	$	$	$	$

Common shares	—	—	—	—	—
Class A preference shares	—	—	—	—	—
Class B preference shares — series 1	—	—	2.36	3.48	0.67
Class B preference shares — series 2	1.64	3.13	3.52	—	—
On December 13, 2007, the Company declared and paid dividends of $1.86 per share on the outstanding Class B Series 2 Preference Shares.

Currency and Exchange Rates
All dollar amounts set forth herein are in U.S. dollars, except where otherwise indicated. CAD$ means Canadian dollars.
B. Capitalization and indebtedness.
Not applicable.
C. Reasons for the offer and use of proceeds.
Not applicable.
D. Risk factors.
Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by the Company and management in connection with the business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.
Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.
An investment in our stock involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating the Company and the business before purchasing shares of the Company’s common stock. The business, operating and financial condition could be harmed due to any of the following risks. Additional risks not presently known to us may also impair the business operations.
The Company depends heavily on government contracts, which are only partially funded, subject to termination, heavily regulated, and audited. The termination of one or more of these contracts could have a negative impact on its operations. The contract termination clauses are generally in favour of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.
The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on operations. Also, the Company cannot give assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any contract termination. As the Company’s revenues are dependent on the procurement, performance, and payment under these contracts, the loss of one or more critical contracts could have a negative impact on its financial condition.
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
The Company derives a significant amount of revenue from only a few customers. It depends on national and international governments for a significant portion of sales and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on its financial condition.
For the year ended November 30, 2007 approximately 41% of the revenue was from the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. Approximately 47% of the revenue for the year ended November 30, 2006 was from the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce revenues. These governments may choose to use other competing corporations for their procurements. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for its results of operations.
The Company’s product lines are not broadly diversified.
The Company derives and expects to derive a substantial portion of revenue from navigational software, systems and equipment sales. If customers do not purchase its products as a result of competition, technological change, budget constraints, or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, revenue could decrease, and the business and operating results would be adversely affected.
The Company derives a significant portion of its revenues from international sales and are subject to the risks of doing business in foreign countries.
In the year ended November 30, 2007, approximately 89% of revenues were from international customers, including governmental customers: 63% from the U.S. and 26% from other international countries. The Company has focused its expansion efforts for the future on the American, European and Australasian markets. As a result, it expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including those risks related to:
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
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect operations in the future.
The Company derives significant revenue from contracts awarded through a competitive bidding process, which can impose substantial costs upon it. The Company will fail to maintain it’s current and projected revenue if it fails to compete effectively.
The Company derives significant revenue from government contracts, both domestic and international, that are awarded through a competitive bidding process. The Company expects that most of the government business it will seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks. Such risks include, but are not limited to:
•	the need to bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in executing the engagement and cost overruns;
•	the substantial cost and managerial time and effort that the Company spends to prepare bids and proposals for contracts that may not be awarded to the Company;
•	the need to accurately estimate the resources and costs that will be required to service any contract the Company is awarded;
•	the expense and delay that may arise if the Company’s competitors protest or challenge contract awards made to them pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and
•	the opportunity cost of not bidding on and winning other contracts the Company might otherwise pursue.
To the extent the Company engages in competitive bidding and is unable to win particular contracts, it not only incurs substantial costs in the bidding process that would negatively affect the Company’s operating results, but it may be precluded from operating in the market for services that are provided under those contracts for a number of years. Even if the Company wins a particular contract through competitive bidding, its profit margins may be depressed as a result of the costs incurred through the bidding process.
The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is the functional currency for the Company’s Canadian subsidiaries, and the U.S. dollar, the British pound, the Australian dollar and the Euro.
The Company’s reporting currency is the U.S. dollar, but a substantial portion of expenditures are incurred in Canadian dollars. The Company also has exposure to exchange rate fluctuations because a portion of trade receivables and revenue transactions are in Australian dollars, British pounds and Euros. For the year ended November 30, 2007, approximately 23% of the Company’s revenues and 52% of expenses were transacted in Canadian dollars. During the same period, approximately 9% and 1% of the Company’s revenues were transacted in British pounds and Australian dollars, respectively. The Company expects that the British pound and Australian dollar sales will continue to account for a material portion of revenues for the foreseeable future and that Canadian dollar expenditures will continue to represent a material portion of expenditures. As a result, exchange rate fluctuations may affect revenue, expenditures and profit/loss materially in the future. In order to reduce the impact of foreign exchange volatility, the Company utilizes its foreign exchange forward contract facility. As at November 30, 2007, the Company had entered into foreign exchange forward contracts in the amount of U.S. $2,200,000 and £1,330,000.
The Company has established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and the Company’s reputation and results of operations could be adversely affected by its inability to control their operations.
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

The Company’s customers have typically invested substantial time, money, and other resources and have many people involved in the decision to license its software products and purchase its hardware products and services. As a result, the Company may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of its products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.
Even if a purchase agreement is signed, the time period required to deploy its products varies significantly from one customer to the next. Implementing its products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy its products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy its products, the Company cannot guarantee that its products will be deployed successfully.
As a result, revenue could decrease, and the business and operating results would be adversely affected.
Competition within its markets may reduce the Company’s ability to procure future contracts and sales.
The defence industry in which we operate is highly competitive. The Company’s competitors range from small private companies operating in niche markets to diversified corporation with divisions that operate in the Company’s market segments. Some of its competitors may have more extensive or more specialized engineering, manufacturing, and marketing capabilities. There can be no assurance that the Company can continue to compete effectively with these companies.
The Company’s ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.
Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, revenue could decrease and the business and operating results would be adversely affected.
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
The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as it currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of its products. The possibility that its competitors might develop new technology or products might cause its existing technology and products to become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than its competitors, revenues will decline and the business, financial condition and results of operations will be negatively affected.

The Company depends on the recruitment and retention of qualified personnel, and failure to attract and retain such personnel could seriously harm its business.
Due to the specialized nature of its business, the Company’s future performance is highly dependent upon the continued services of key engineering personnel and executive officers. The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales, and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to compete for these personnel could seriously harm the Company’s business, results of operations, and financial condition.
The loss of any officer or key employee could seriously harm the Company’s business.
The Company’s success depends upon the abilities and experience of our officers and key employees. Competition for highly skilled management, engineering, technical, and other key employees is intense. The loss of officers and key employees could seriously disrupt the Company’s operations and impair its ability to compete.
The Company depends on foreign sub-contract labour in our mapping operations to maintain a competitive position in the mapping marketplace.
The Company’s mapping operations are dependent upon labour resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labour resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;
•	the cultural compatibility between Canada and the home country of each sub-contractor;
•	the English language proficiency of the labour resources made available to the Company;
•	labour pool characteristics such as work ethic, education, skill level, and attrition; and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s mapping operations in the future.
The Company may be unable to adequately protect its intellectual property rights, which could affect its ability to compete.
Protecting the Company’s intellectual property rights is critical to its ability to compete and succeed as a company. The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of the trademarks, copyrights, and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enter into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of its proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies.
The Company’s operations depend on component availability and its key suppliers to manufacture and deliver the Company’s products and services.
The Company’s operations are highly dependent on the timely delivery of materials by outside suppliers. While the Company enters into purchase agreements with a few of its suppliers, it cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet its needs, the Company may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize its ability to satisfactorily complete its obligations under its contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage our reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.
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
The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside of the Company’s control and any of which may harm its business. The value of the Company’s common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government and corporate spending patterns;
•	the timing of contract receipt and funding, and the resulting impact on its working capital position;
•	its ability, and the ability of our key suppliers, to respond to changes in customer orders;
•	the timing of its new product introductions and its competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability, and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.
Sales of a significant number of shares of the Company’s common stock by existing shareholders could cause the market price of its common stock to decline.
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
U.S. investors may not be able to enforce their civil liabilities against the Company or its Directors and officers.
The Company is incorporated and headquartered in Canada, its Directors and officers are residents of Canada, U.S or Australia and the Company and its Directors and officers have a substantial portion of their assets located outside of the U.S. As a result, it may be difficult for U.S. shareholders of the Company to effect service of process on the Company or its Directors or officers within the U.S. or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and Directors. In addition, U.S. shareholders of the Company should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or Directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) would enforce, in original actions, liabilities against the Company, its officers or Directors predicated upon the U.S. federal securities laws or other laws of the US.

The Company may pursue strategic relationships, investment, and acquisitions. The Company may not be able to successfully manage its operations if it fails to successfully integrate the acquired technologies and/or businesses.
As part of the Company’s business strategy, it may expand our product offerings to include application software products that are complementary to its existing products. This strategy may involve technology licensing agreements, joint development agreements, investments, or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third-party product with the Company’s products;
•	undiscovered software errors in the third-party product;
•	difficulties in selling the third-party product;
•	difficulties in providing satisfactory support for the third-party product;
•	potential infringement claims from the use of the third-party product; and
•	discontinuation of third-party product lines.
The risks commonly encountered in the investment in, or acquisition of, businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
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
If expenditures exceed its incoming cash flows, the Company may be required to raise additional capital. In addition, the Company may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to raise additional funds, if needed, on terms satisfactory to it. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.
The Company’s business could be adversely affected if it fails to manage our growth effectively.
If the Company fails to manage its growth effectively, its business and operating results could be adversely affected. The Company expects to continue to grow its operations domestically and internationally and to hire additional employees. The growth in its operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, it may experience higher operating expenses, and the Company may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:
•	improve its financial and management controls, reporting systems, and procedures;
•	add and integrate new senior management personnel;
•	improve its licensing models and procedures;
•	hire, train, and retain qualified employees;
•	maintain sufficient working capital;

•	control expenses;
•	diversify channel sales strategies; and
•	invest in its internal networking infrastructure and facilities.
To the extent that this anticipated growth does not occur or occurs more slowly than the Company anticipates, the Company may not be able to reduce expenses to the same degree. If the Company incurs operating expenses out of proportion to revenue in any given quarter, its operating results may be adversely impacted.
Third parties may claim that the Company has infringed their proprietary rights.
The Company may potentially receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark, and copyright infringement claims. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from its core business, require the Company to stop selling or delay shipping, or cause the redesign of its product or products. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that the Company has with some of its customers.
The Company licenses and uses software from third parties in its business. These third-party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect the Company’s ability to continue licensing this software. The Company’s inability to use any of this third-party software could result in shipment delays or other disruptions in its business, which could materially and adversely affect its operating results.
The Company may not be able to protect our proprietary information.
The Company relies on a combination of copyright, trademark, and trade secret laws; confidentiality procedures; contractual provisions; and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to its technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy its products or to obtain or use information that the Company regards as proprietary.
The Company’s products may contain significant defects, which may result in liability and/or decreased sales.
Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company may experience significant errors or failures in its products, or the products might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products or could adversely affect market acceptance of the Company’s products. Customers use the Company’s products for applications that are critical to their businesses and customers have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of the Company’s products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, the Company could lose revenue or be subject to liability for service or warranty costs. Should this occur, the Company’s business and operating results could be adversely affected.
The Company’s products depend on third-party software products and the Company’s reputation and results of operations could be adversely affected by its inability to control their operations.

The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:
•	remain in business;
•	support the Company’s product lines;
•	maintain viable and functional product lines; and
•	make their product lines available to the Company on commercially acceptable terms.
Any significant interruption in the supply of such third-party technology could have a material adverse effect on the Company’s business, results of operation, cash flows and financial condition.
The Company’s products may not be compatible with various operating systems and therefore it may not be able to sell its products to potential customers.
The Company’s products are used in combination with various operating systems. The Company’s future success depends on its ability to continue to support widely-used operating systems. The Company’s applications run on Microsoft operating systems. Therefore, the Company’s ability to increase sales depends on the continued acceptance of Microsoft operating system products. If the Company is unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, its business and operating results could be adversely affected.
The Company is subject to various government audits, which may result in unfavourable assessments or penalties to the Company.
The Company is occasionally subject to compliance audits from government bodies and agencies relating to its Technology Partnership Canada (TPC) funding agreements, corporate income tax filings or federal, state, provincial and municipal government contracts for the procurement of the Company’s products and services. The Company was audited in 2005 by Industry Canada in relation to its TPC funding agreements and as part of a broader Industry Canada review of TPC funding agreements. This compliance audit was focused on ensuring the funding submissions by the Company meet the terms and conditions of its TPC funding agreement. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the 2006 fiscal year as a reduction in TPC contributions. The royalty audit concluded in 2007 and resulted in a requirement to pay an additional $16,000.

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

c)	to create a new class of unlimited number of shares of Class C Preference Shares which may be issued in series; and

d)	to replace the Company’s Articles with new Articles.
Effective June 5, 2006 the Company changed its name from Offshore Systems International Ltd. to OSI Geospatial Inc.
The Company’s registered and records office is located at Suite 800 — 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 and its telephone number is (604) 687-5700. The Company’s head office is located at Suite 300-340 March Road, Ottawa, Ontario, Canada, K2K 2E4 and its telephone number is (613) 287-0462.
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
OSI Geospatial Inc. is engaged in the development and marketing of systems, and services for enhancing situational awareness in command, control, and intelligence applications. Our products and services are sold through three business units: marine systems, land and air systems, and mapping.
For the marine systems market, we develop, produce, and sell marine electronic chart display systems for precise positioning and navigation of ships, command and control system products that support real-time decision-making, and related products and services for both. We also develop and provide analysis, production and distribution of geospatial data for electronic display.

Our principal product for the marine systems market is ECPINS® for use in military defence and in the commercial shipping industry. ECPINS® reads navigation position inputs from the ship’s position, velocity, and heading sensors, such as the speed log, the gyrocompass, and the Differential Global Positioning System receiver, and displays the ship’s position continuously on a computer screen against the background of an electronic chart. The ECPINS® product line includes an optional radar overlay display system, which enables a navigator using the system to track other ships and objects. With this option, ECPINS® combines the “collision avoidance” capabilities of radar with the “grounding avoidance” capabilities of electronic nautical charts. In the last few years, we have developed specific ECPINS® systems to meet NATO’s warship electronic chart display and information systems standard and the specialized needs of the submarine market.
The first release of the Company’s flagship product, ECPINS®, was in 1991. Canada Steamship Lines was the first to standardize a fleet-wide installation of the system. Since then, other commercial customers such as Upper Lakes Group, Algoma Central Marine, U.S.S. Great Lakes Fleet Inc., American Steamship Company, Teekay Shipping Corporation and Oglebay Norton Company have chosen ECPINS®.
With growing market demand for sophisticated electronic chart navigation systems among the international defence and homeland security market, we focus on the development of advanced systems and services to meet the needs of government customers, including the Royal Navy of the UK, the Canadian Navy, the Canadian Coast Guard, the United States Coast Guard, the United States Navy, the New Zealand Royal Navy, the Royal Australian Navy, the Portuguese Navy, the Royal Danish Navy, and the Royal Norwegian Navy. These customers have unique requirements requiring a systems solution, which usually involves bundling the ECPINS® products with systems customization, training, and installation. These customers often have non-recurring engineering needs that are met by our engineering capabilities.
In 2003, the Company announced the launch of a new product — COP-IDS®, a client server application that allows customers to integrate our mapping and imagery display technology into existing command and control systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture — Image Display Server. In the subsequent two years, we expanded our Common Operational Picture (COP) product line adding tactical and web display capabilities. The COP product line is a commercial off the shelf solution supporting command, control, communication, intelligence, surveillance, and reconnaissance (“C3ISR”) systems for strategic, operational and tactical environments.
In 2006, we announced the type approval and launch of a new product — ECPINS® 5000/S-VDR, a combined ECPINS® and simplified voyage data recorder. The ECPINS®/S-VDR 5000 System is a powerful, fully integrated Electronic Chart Display and Information System (ECDIS) and simplified voyage data recorder system which combines the recording capabilities of an S-VDR with the operational efficiency and accident prevention capabilities of ECPINS® 5000.
In 2006, we also announced the launch of the Warship Automatic Identification Systems, an application installed in platform Operations and Control Rooms and integrated into the Warship Electronic Chart Display and Information System located on the bridge of the naval ship. This system enhances maritime interdiction operations, operations room situational awareness and contributes to the recognized maritime picture.
In 2007, we announced the launch of a new product — Asset Control and Tracking (ACT) system for the military and security markets. ACT is a versatile and fully scalable solution based on terrestrial communications. It is designed to provide military and security operations the ability to track a wide range of assets and ensure close command and control of these assets in high tempo situations including Maritime Interdiction Operations and Riverine Warfare. The product was launched in September 2007 and the first sale is expected to be in 2008.
For the land and air market, we develop, produce, and sell command, control, communication and intelligence systems (C3I), synthetic training systems and engineering technology services to improve the mission success, work performance, and cost effectiveness of military efforts. We have successfully integrated our technology solutions into a wide range of existing systems in the defense, aerospace, health, and bioscience information management markets.

In 2007, we developed and sold our Small Unit Situational Awareness System (SUSA) product line. This unit, based on our plug-and-play C3Core software provides individual warfighters, small unit leaders and HLS personnel with real-time individual tracking, and a shared understanding of their area of operations critical for success. SUSA allows GPS-denied tracking of soldiers or HLS personnel in real-time and displays their location on a sophisticated map display. SUSA has applications to both the defence and security markets.
The Company produces and sells electronic chart data to national chart agencies and hydrographic offices worldwide. We also provide chart services to the United States Coast Guard and land mapping services to local, regional and federal governments.
Business Development
In 2001, the Company became a listed supplier under the U.S. General Services Administration, reducing the reporting burden associated with U.S. procurements. The Company also secured its first international fleet sale during 2001 to the Royal Danish Navy.
During 2002, the Company entered the land-based mapping field, utilizing the skills and experience gained in the production and distribution of marine charts. The Company formed the Geomatics business unit, which achieved significant contract wins in fiscal 2003, its first full year of operations, and has shown steady, strong growth ever since.
In February 2003, the Company launched a new product, COP-IDS®, for the situational awareness market, targeting Command and Control, mission planning, navigation and mobile asset management applications.
During the past few years, the strategy of forging relationships with partners in order to pursue lucrative international procurements has proven to be very successful and has positioned us as the leader in situational awareness technologies. Our teaming partners include CAE Incorporated, L-3 Communications and General Dynamics in Canada; Northrop Grumman and Raytheon in the U.S.; Lockheed Martin in the U.S., Canada, and the U.K.; Kelvin Hughes in the U.K.; Tenix in Australia; and Terma in Denmark.
Recent Financing and Acquisitions
On July 31, 2007, we completed a private placement offering resulting in the placement of 5,560,000 units (the “Units”) of the Company at a price of $0.65 per Unit, for gross proceeds of $3.4 million. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.80 per common share for a period of 24 months expiring July 31, 2009.
The gross proceeds from the private placement were allocated as follows: $3.1 million was allocated to the 5,560,000 common shares issued and $332,000 was allocated to the 2,780,000 warrants issued. Share issue costs associated with the private placement amounted to $356,000 and included a $74,000 broker compensation warrant entitling the broker to purchase up to 333,600 Units of the Company at a price of $0.65 per Unit for a period of 24 months from the closing of the offering.
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
The Company has completed acquisitions complimentary to its existing businesses to gain access to key markets, build critical mass and expand its products and markets. In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah for $1.1 million. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market. In December 2005, the Company completed the acquisition of CHI Systems Inc. (“CHI”), a United States defence contracting company for $9 million. CHI has four offices in the United States and is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. CHI has developed C2, training simulation and cognitive agent applications to support its customers in multiple U.S. military agencies. On February 27, 2006 the Company filed on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition.
On April 23, 2007, CHI acquired the assets of Liddy International Inc. (“Liddy”), a United States defence contracting company and established Layered Security Solutions (“LSS”). LSS provides integrated vulnerability assessments, technology and operational solutions for the government national security and commercial business continuity critical infrastructure protection market. Under the terms of the agreement, the Company paid approximately $154,000 for assets and goodwill of Liddy, of which $25,000 was paid in cash with the balance paid by the issuance of 300,000 common shares of the Company of which 200,000 common shares are held in escrow subject to the satisfaction of certain contractual provisions. LSS’s key customer is the U.S. Department of Homeland Security.
During fiscal year 2007 and fiscal year 2008 as of the date of filing this annual report, the Company has not received any public takeover offers from third parties. The Company has not made any takeover offers with respect to other companies other than the Mapcon, CHI and Liddy acquisitions as previously described.
In addition, there have been no major capital expenditures or divestitures in the fiscal years 2005, 2006, 2007 and fiscal year 2008 as of the date of filing this annual report.
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
The Company’s Marine systems business unit develops and produces marine electronic chart display instruments for precise positioning and navigation of ships and related products and services. 40% of the

Company’s revenue is derived from this business unit. For the year ending November 30, 2007, revenues from the Marine systems business unit amounted to $10,219,000.
The Company’s Land and air systems business unit started in fiscal 2006 and develops situational awareness products and services for command and control systems in the military, government agencies and system integrators. The Land and air business unit operates as a division of the Company’s CHI subsidiary. For the year ending November 30, 2007, revenues from the Land and air systems business unit amounted to $10,703,000 or 42% of total revenues.
The Company’s Mapping business unit develops and provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data for military and commercial customers around the world. In April 2005, the Company expanded its Mapping business unit by acquiring Mapcon Mapping Consultants Inc. of Salt Lake City, Utah. The Mapping business unit operates through the Company’s subsidiaries, Mapcon Mapping Ltd. and Mapcon Mapping Inc. For the year ending November 30, 2007, revenues from the Mapping business unit amounted to $4,404,000 or 18% of total revenues.
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
In 2004, the Company launched ECPINS®-W, a highly advanced version of our core technology designed specifically to meet NATO’s Warship Electronic Chart Display and Information Systems (“WECDIS”). We also developed a highly specialized electronic navigation system for the submarine market, called ECPINS®-S.
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
Warship Automatic Identification Systems (W-AIS)
In 2006, we announced our first sale of our W-AIS product, an application installed in platform Operations and Control Rooms, and integrated into the Warship Electronic Chart Display and Information System located on the bridge of the naval ship. This system enhances maritime interdiction operations, operations room situational awareness and contributes to the recognized maritime picture.
Asset Control and Tracking (ACT)
In 2007, we announced the launch of a new product — Asset Control and Tracking (ACT) system for the military and security markets. ACT is a versatile and fully scalable solution based on terrestrial communications. It is designed to provide military and security operations the ability to track a wide range of assets and ensure close command and control of these assets in high tempo situations including Maritime Interdiction Operations and Riverine Warfare. The product was launched in September 2007 and the first sale is expected to be in 2008.
C3Core
C3Core is component based software for Command & Control application development. Used to rapidly create map-based command and control applications, C3Core provides the war-fighter with fully integrated and scalable decision support capability for network-centric, distributed operations.
iGEN™
iGEN™ is a patented artificial intelligence engine that mimics the way people analyze and respond to a wide range of situations. This engine uses a psychological model of human thought and problem solving called COGNET within an engineering-oriented integrated software development environment. COGNET was developed over more than a decade of research at CHI Systems.

Small Unit Situational Awareness System (SUSA)
In 2007, we developed and sold our Small Unit Situational Awareness System (SUSA). This product is based on our plug-and-play C3Core software and provides individual warfighters, small unit leaders and Homeland Security (“HLS”) personnel with real-time individual tracking, and a shared understanding of their area of operations critical for success. SUSA allows GPS-denied tracking of soldiers or HLS personnel in real-time and displays their location on a sophisticated map display. SUSA has applications to both the defence and security markets.
Mapping
We provide analysis, production, and distribution of electronic nautical chart and land mapping data to customers in Canada and the U.S. These services are provided on a contract basis to government and commercial organizations such as hydrographic offices, regional and local governments, military agencies and shipping companies. We also sell electronic navigation charts from various national hydrographic offices and our own intellectual property inventory to commercial and government customers. On April 8, 2005, we acquired Mapcon, a privately-held company in the digital and electronic mapping market that provides us access into the U.S. market.
Seasonality
The Company’s business does not experience seasonality in its sales and operations; however sales and operations are affected by the timing of customer orders, the duration of customer orders and customer delivery requirements.
Major Customers
The Company’s government customers continue to play a significant role in the success of the Company’s product lines. Sales in fiscal 2007 to the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy accounted for 18%, 13% and 11% respectively. Sales in fiscal 2006 to the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy accounted for 24%, 15% and 8% respectively. No other customer represented more than 10% of sales during this reporting period. The remaining 58% of the Company’s 2007 consolidated revenue were generated through sales to commercial and other military customers.
Geographic Markets
Approximately 62%, 23%, and 11% of the Company’s consolidated revenues for fiscal 2007 were from customers in United States, Europe and Canada, respectively. Approximately 57%, 28%, and 10% of the Company’s consolidated revenues for fiscal 2006 were from customers in United States, Europe and Canada, respectively. Approximately 37%, 22%, and 22% of the Company’s consolidated revenues for fiscal 2005 were from customers in Europe, United States and Canada, respectively.
Geographically, revenues reported by the Company are as follows:

In thousands of U.S. dollars	2007	2006	2005

Europe	$5,899	$6,816	$4,093
Australia/New Zealand	910	1,200	2,149
United States	15,678	13,717	2,410
Canada	2,839	2,404	2,415
Other	—	—	59

Total	$25,326	$24,137	$11,126

Revenues reported by the Company’s business units are as follows:

In thousands of U.S. dollars	2007	2006	2005

International Systems Operations	$8,214	$9,518	$8,181
U.S. Systems Operations	12,708	10,517	—
Mapping Operations	4,404	4,102	2,945

Total	$25,326	$24,137	$11,126

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
At November 30, 2007, the Company’s three business units combined had 15 employees engaged in sales and marketing products and three distributors for its navigation systems products. The distribution of sales ranged from naval customers, including the Royal Navy of the United Kingdom, the Royal Australian Navy, the Canadian Navy, the Danish Navy, the Royal New Zealand Navy and the Portuguese Navy to commercial shipping companies.
The Company also attends selected major international trade shows and conferences. During its fiscal year ended November 30, 2007 the Company attended shows and conferences as follows:
•	Surface Navy Show in January, 2007 in Arlington, VA

•	Surface Navy League from January 10 to 12 in Washington, DC

•	London Boat Show from January 6 to 14 in London, England

•	DGI 2007 from January 23 to 24 in London, England

•	Directorate Equipment Capability Workshop on February 1 in London, England

•	Sea-Air-Space Expo from April 3 to 4 in Washington, DC

•	CanSec from April 5 to 6 in Ottawa, ON

•	IMDEX from May 15 to 18 in Singapore

•	Future Naval Plans and Requirements 2007 from May 23 to 25 in London, England

•	UDT from June 5 to 7 in Naples, Italy

•	MACC from June 5 to 7 in Norfolk, VA

•	Norshipping from June 12 to 15 in Oslo, Norway

•	DSEi from September 15 to 18 in London, England
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
Competition for our ECPINS® 5000/S-VDR product comes from other companies providing customized ECDIS/S-VDR solution. The companies in this group include: Transas Marine Ltd. and Kelvin Hughes Limited from the United Kingdom, Sperry Marine a division of Northrop Grumman Corporation and Furuno Marine Electronics from the United States, Kongsberg Maritime AS from Norway, Raytheon Marine GmbH from Germany, MARIS Marine Systems from the Netherlands, JRC Marine Electronics from Japan, Rutter Technologies from Canada and Consilium AB from Sweden.
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
The second group is those organizations focused on providing analysis, production and distribution of electronic nautical chart data. This group is dominated by the government hydrographic offices of approximately 30 countries which have historically provided the majority of the world’s nautical charts. Many of these hydrographic offices now sub-contract a portion of their nautical chart production to private companies. Private sector competition is limited to a handful of companies. Companies in this group include: C-Map of Norway and the U.S., Nautical Data International Inc. of Canada, Transas Dataco Ltd. of United Kingdom, 3001 Inc. of the U.S. through their association with IIC Technologies Inc. of India and Infotech Enterprises Limited of India.
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
Research and Product Development
The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. The Company continued to invest in new product development in 2007 and believes it to be a critical component of its future success.

Plan of Operation
The Company expects to expand its operations and increase market share by pursuing potential strategic acquisitions in the 2008 fiscal year. The Company expects any future acquisitions to extend its product line, increase the value of its existing products, or accelerate the Company’s entry into new Mapping and Command and Control market segments. At the date of this filing, the Company has not entered into any letters of intent with potential acquisition targets.
C. Organizational structure.
As of February 29, 2008, the Company had four subsidiaries or sub-subsidiaries. All of the outstanding shares of each subsidiary are owned by its parent. The following organizational chart shows the intercorporate relationships and the jurisdiction of incorporation or organization of each subsidiary:

Note 1: Originally incorporated in Yukon Territory and continued in B.C. in 2005.
D. Property, plants and equipment.
Human Resources and Facilities
As at November 30, 2007, the Company had a total of 147 employees: 67 employees are based at its facilities located in Burnaby, British Columbia, Canada; 6 employees work from its headquarters located in Ottawa, Ontario, Canada; 9 employees work from its facilities located in Salt Lake City Utah, USA; 64 employees work from facilities in Fort Washington, Pennsylvania, USA, San Diego, California, USA and Orlando, Florida, USA; and 1 employee operates out of an office located in the United Kingdom.

The Company leases space at each of its operating locations. The following table summarizes the Company’s leased space at each operating location:

	Size of
	Property
Location	(Square Feet)	Major Use

Burnaby, British Columbia, Canada	12,766	Headquarters for OSL Systems Ltd.
Ottawa, Ontario, Canada	2,506	Corporate headquarters for the Company
Salt Lake City, Utah, USA	2,983	Professional office work for Mapcon Mapping Inc.
Fort Washington, Pennsylvania, USA	11,800	Headquarters for CHI Systems, Inc.
San Diego, California, USA	7,950	Professional office work for CHI Systems, Inc.
Orlando, Florida, USA	2,787	Professional office work for CHI Systems, Inc.
Norfolk, Virginia, USA	4,972	Office space for Layered Security Solutions
In January 2007, the Company signed a 10 year lease for new office facilities in Burnaby, British Columbia. It relocated its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.
In April 2007, the Company signed a three year lease for new office facilities in Ottawa, Ontario. It opened the corporate head office in Ottawa on June 1, 2007.
At November 30, 2007, the Company’s plant and equipment were located in Canada and the United States as follows:

In thousands of U.S. dollars	November 30, 2007
	Canada	U.S.	Total
Equipment	$880	$189	$1,069
Furniture and fixtures	62	112	174
Leasehold improvements	646	25	671

Total	$1,588	$326	$1,914

In June 2007, the Company relocated its corporate headquarters from North Vancouver, British Columbia, Canada to Ottawa, Ontario, Canada, the country’s capital. The Company will maintain its Offshore Systems, Ltd. operations in Burnaby, its CHI Systems Inc. operations in Fort Washington, San Diego, Norfolk and Orlando and its Mapcon Mapping Inc. operations in Salt Lake City and Burnaby. Its Ottawa headquarters will become the base of operations for the Company’s executive management team and senior business development personnel.

The following table sets forth the property, plant and equipment held by the Company for fiscal years ended November 30, 2007 and 2008:

In thousands of U.S. dollars	As at November 30, 2007
		Accumulated
	Cost	depreciation	Net
Equipment	$5,468	$4,399	$1,069
Furniture and fixtures	728	554	174
Leasehold improvements	751	80	671

	$6,947	$5,033	$1,914

In thousands of U.S. dollars	As at November 30, 2006
		Accumulated
	Cost	depreciation	Net
Equipment	$4,638	$3,713	$925
Furniture and fixtures	599	482	117
Leasehold improvements	300	253	47

	$5,537	$4,448	$1,089

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
Statements in this report, or any document filed by the Company with the different governing authorities, by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reforms Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These statements represent the Company’s intentions, plans, expectations, and beliefs and no assurance can be given that the results described in such statements will be achieved.
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
A. Operating results
The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services, and fluctuations in materials costs. The Company’s operating results are also affected by factors such as price competition, manufacturing effectiveness and efficiency, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labour. Economic factors such as foreign exchange fluctuations, government and corporate spending patterns and regulatory developments may also affect the Company’s operating results, which may impact the volatility of the trading price of its common stock.
The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2007 (FY2007) in comparison with those for the fiscal year ended November 30, 2006 (FY2006) and for the fiscal year ended November 30, 2006 in comparison with those for the fiscal year ended November 30, 2005 (FY2005). This discussion should be read in conjunction with the Company’s 2007 and 2006 audited consolidated financial statements.
Overview
For FY2007, the Company had net losses of $2,874,000 or 11 % of revenue, compared to net earnings of $932,000 or 4% of revenue for FY2006. Basic and diluted loss per share for FY2007 was $0.09 as compared to basic and diluted loss per share in FY2006 of $0.00 per share.
To management’s knowledge, there are no known governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders. Inflationary factors have not had a material impact on the Company’s operating results for FY2007 or FY2006.
Critical Accounting Policies
The Company’s consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its wholly owned subsidiaries. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and all amounts herein have been expressed in thousands of U.S. dollars unless otherwise noted. All references in this report to financial information concerning the Company refer to such information in accordance with Canadian GAAP and all dollar amounts in this report are in U.S. dollars unless otherwise indicated. Canadian GAAP requires the Company to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates. Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency.
The annual and interim consolidated financial statements previously issued in 2005 and 2006 were prepared in accordance with generally accepted acccounting principles in the United States (“U.S. GAAP”). These previously released financial statements included a reconciliation to Canadian GAAP. The Company has restated all comparative amounts presented in the financial statements in accordance with Canadian GAAP.
In line with the conversion to Canadian GAAP, the Company has adopted the provisions of CICA Handbook Section 3855 Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861 Financial Instruments — Presentation and Disclosure, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income. These provisions became effective for the fiscal year beginning December 1, 2006, and have been applied retroactively.

(i) Financial Instruments — Recognition and Measurement
This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires that all financial assets and liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instruments. All financial instruments must be classified as one of the following categories: held for trading, held to maturity, loans and receivables, available for sale assets and other financial liabilities.
The financial assets categorized as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instruments as held for trading on initial recognition or adoption of this standard, even if that instrument would not otherwise meet the definition of held for trading as specified in Section 3855. The Company’s financial instruments classified as held for trading have included forward contracts and marketable securities, when used. The Company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income.
Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The Company currently has no assets classified as available for sale.
The financial assets and liabilities classified as loans and receivables, held to maturity and other liabilities are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of adoption of Section 3855.
(ii) Hedges
This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The changes in the fair value of the hedging derivatives will be recognized in net earnings or accumulated other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The Company does not currently have any hedges and as a result there is no change on adoption of Section 3865.
(iii) Comprehensive Income
This section establishes standards for the reporting and disclosure of other comprehensive income [“OCI”] in a new category, Accumulated Other Comprehensive Income, which will be included in shareholders’ equity on the consolidated balance sheet. Comprehensive income includes all changes in equity of the Company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in Accumulated Other Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations.
The adoption of Section 1530 with the conversion to Canadian GAAP has not resulted in any change in disclosure on the Company’s balance sheet. The Company has presented a Statement of Other Comprehensive Income in the consolidated financial statements.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:
Revenue recognition
International Systems Operations and US Systems Operations
The Company recognizes revenue from the sale of systems and software licenses upon the transfer of title and software locks to the customer, so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection is reasonably assured, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance. The Company uses the residual method to recognize revenue on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenue related to the undelivered element is deferred based on vendor-specific objective evidence (“VSOE”) of the fair value of the undelivered element. If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements are delivered.
The Company recognizes revenue from the sales of hardware products upon the transfer of title of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured.
The Company also enters into contracts that are primarily fixed fee arrangements to render specific consulting and software modification services. The percentage of completion method is applied to these more complex contracts that involve the provision of services relating to the design or building of complex systems that require significant modification and that are essential to the functionality of other elements in the arrangement. Under this method, revenue is recognized using the percentage of completion basis and is calculated based on actual labour dollars incurred compared to the estimated total labour dollars for the services under the arrangement, so long as persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured. If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received by the Company from the customer.
Service revenues consist of revenues from consulting, implementation, training, integration services and research and development services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of these services. For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines VSOE of fair value for these services based upon normal pricing and discounting practices for these services when sold separately. These services contracts are primarily time and material based contracts. Revenue from these services is recognized at the time such services are rendered by the Company so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured.
The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together. The Company endeavours to establish VSOE of the fair value of the undelivered PCS element based on the contracted price for standalone PCS services previously provided. The Company’s multiple-element sales arrangements may include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS.
PCS revenue associated with systems and software licenses is recognized rateably over the term of the PCS period, so long as persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured. PCS revenue may include software license updates, rights to unspecified software product revisions addressing latent defects, maintenance releases and patches released during the term of the PCS period. PCS revenue may also include hardware maintenance and upgrades throughout the PCS period including maintaining the continual performance standards of the hardware, making modifications, alterations and repairs as required and other hardware related support services.
Revenue under bill-and-hold arrangements is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.
Mapping Operations
Revenue from mapping services is recognized using the proportional performance method of accounting, whereby revenue in the period are based on the output completed to total units of work to be completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Revenue from the sale of mapping products is recorded at the time of delivery of the product to the customer so long as persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, and collection is reasonably assured.
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
Inventory
Materials and components are stated at the lower of cost and net realizable value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of material and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated replacement or net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Income Taxes
The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using substantially enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against future tax assets to the extent that the Company does not consider them to be more likely than not of being realized.
Stock-Based Compensation and Other Stock-Based Payments
The Company has established three stock option plans under which stock options to purchase common shares may be granted to Directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,274,494 are available for future granting. The exercise price of stock options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that stock options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Stock options granted to Directors, management and employees vest over periods established at the discretion of the Board of Directors.
The Company uses the fair value method to account for such plans. Under this method, the Company measures the fair value of stock-based awards as of the grant date and recognizes the cost as an expense on a straight-line basis over the applicable vesting period with a corresponding increase in contributed surplus. When stock-based compensation awards vest, contributed surplus is reduced by the applicable amount and share capital is increased by the same amount.
Goodwill
Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of purchase price over such fair value is recorded as goodwill. The Company evaluates, on at least an annual basis, the carrying amounts of goodwill for impairment. To accomplish this, the Company compares the fair value of the reporting unit to the carrying amount. If the carrying value of the reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the fair value of the reporting unit goodwill to the carrying amount and any excess would be written down. Any impairment of goodwill would be recognized as an expense in the period of impairment, and subsequent reversals of impairment are prohibited. The Company performs its testing for impairment of goodwill and other intangible assets on an annual basis. Based on testing performed as of November 30, 2007, there was no impairment.
Impact of Recent Accounting Pronouncements
The following recent pronouncements issued by the CICA will be monitored by the Company:
The CICA has issued two accounting standards related to the disclosure and presentation of financial instruments. CICA Handbook Section 3862 Financial Instruments — Disclosure and CICA Handbook Section 3863 Financial Instruments — Presentation, which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. These standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.
The CICA has issued CICA Handbook Section 1535 Capital Disclosures which will require disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The CICA has issued CICA Handbook Section 3031 Inventories which will replace CICA 3030 Inventories. CICA 3031 will create changes from current practice, including the reversal of impairment write-downs, which is not permitted currently and more extensive disclosure. The section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.
The CICA has issued CICA Handbook Section 3064 Goodwill and Intangible Assets which replaces Section 3062 Goodwill and Other Intangibles and Section 3450 Research and Development Costs. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including the development, maintenance or enhancement of intangible resources such as scientific or technical knowledge, design and implementation of new processes or systems, licenses, intellectual property, market knowledge and trademarks. This Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.
The Company is assessing the impact on its consolidated financial statements of the above recent pronouncements.
RESULTS OF OPERATIONS — November 30, 2007 compared to November 30, 2006
Overall Performance

In thousands of U.S. dollars	2007	2006	2007 to 2006

	(restated)*

Net earnings (loss) before income taxes	$(2,814)	$635	$(3,449)

Net earnings (loss)	$(2,874)	$932	$(3,806)

Net loss attributable to common shareholders	$(3,588)	$(82)	$(3,506)

Loss per share — basic	$(0.09)	$(0.00)	$(0.09)

Loss per share — diluted	$(0.09)	$(0.00)	$(0.09)

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements which are filed under “Item 17 — Financial Statements”.
The net loss reported in the year ended November 30, 2007 was largely driven by lower revenues and by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Revenue

		% of		% of
		total		total
In thousands of U.S. dollars	2007	revenue	2006	revenue	2007 to 2006

Marine systems	$10,219	40%	$11,274	47%	$(1,055)
Land and air systems	10,703	42%	8,761	36%	1,942
Mapping	4,404	18%	4,102	17%	302

	$25,326	100%	$24,137	100%	$1,189

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. In Marine systems, our principal developed product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Marine systems delivered 40% and 47% of the revenue for the year ended November 30, 2007 and 2006, respectively. Our land and air systems through our U.S. Systems operations delivered 42% and 36% of the revenue for the years ended November 30, 2007and 2006 respectively.

Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in fiscal 2007 were the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. Revenue from these customers accounted for 41% of the consolidated revenue. The main customers for our products and services in fiscal 2006 were the U. S. Army, the U.S. Navy and the Royal Navy of the United Kingdom. Revenue from these customers accounted for 46% of the consolidated revenue.
It is impracticable for us to disclose revenues by products and services in accordance with Statement of Financial Accounting Standards 131.
Revenue by Segment

		% of		% of
		total		total
In thousands of U.S. dollars	2007	revenue	2006	revenue	2007 to 2006

International Systems operations	$8,214	33%	$9,518	39%	$(1,304)
U.S. Systems operations	12,708	50%	10,517	44%	2,191
Mapping operations	4,404	17%	4,102	17%	302

	$25,326	100%	$24,137	100%	$1,189

Revenue from the International Systems operations for the year ended November 30, 2007 decreased 14% as compared to the year ended November 30, 2006. Delays in the delivery and installation schedules for existing contracts signed in the prior year resulted in the deferral of revenue into future years. Changes in customer priorities also resulted in delays in the award of new contracts and contract amendments to the Company.
Revenue from the U.S. Systems operations for the year ended November 30, 2007 increased 21% as compared to the year ended November 30, 2006. The increase is due to the acquisition of the Layered Security Solutions business unit as well as general growth in the segment. Delays in the approval of the U.S. federal budget negatively impacted revenue in fiscal 2006.
Revenue from our Mapping operations for the year ended November 30, 2007 increased 7% as compared to the year ended November 30, 2006. This is consistent with the increased business volume and the nature and timing of mapping contracts.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

In thousands of U.S. dollars	2007	2006	2007 to 2006

Gross profit	$9,766	$10,653	$(887)
Gross profit percentage	39%	44%	(5)%
Gross profit decreased by 8% in the year ended November 30, 2007 compared to the year ended November 30, 2006 and the gross profit percentage was 5% lower period-over-period. The reduced gross profit and gross profit percentage compared to the prior fiscal year is due to the mix of contracts in the period.

Gross Profit by Segment

In thousands of U.S. dollars	2007	2006	2007 to 2006

Gross profit:

International Systems operations	$4,070	$5,963	$(1,893)
U.S. Systems operations	4,204	3,350	854
Mapping operations	1,492	1,340	152

Consolidated operations	$9,766	$10,653	$(887)

Gross profit percentage:

	2007	2006	2007 to 2006

International Systems operations	50%	63%	(13)%
U.S. Systems operations	33%	32%	1%
Mapping operations	34%	33%	1%

Consolidated operations	39%	44%	(5)%

Gross profit from the International Systems operations for the year ended November 30, 2007 decreased 32% and gross profit percentage was 13% lower when compared to the prior year. The decreases in fiscal 2007 are the result of lower revenues in the International Systems operations and lower margins on systems and services projects compared to more revenues from higher margin software sales in the prior year.
Gross profit from the U.S. Systems operations for the year ended November 30, 2007 increased 26% and gross profit percentage was 1% higher when compared to the prior year. The increase is due to the addition of new higher margin revenues following the acquisition of the Layered Security Solutions business unit as well as higher margin marine navigation revenue to U.S. customers.
Gross profit from the Mapping operations for the year ended November 30, 2007 increased 11% and gross profit percentage was 1% higher when compared to the prior year. Gross profit percentages are influenced by the mix of projects executed. The gross profit percentage of any given mapping project is largely influenced by two factors:
1.	the proportion of production services that are performed in-house versus subcontracted to either specialized production service companies in North America or offshore production companies in India or China, and

2.	the customer’s primary driver, being either price or quality.
Projects where the Company can rely heavily on offshore production will typically have higher gross margin percentages than those that include a large component of specialized or in-house services. Projects were the primary customer driver is quality will generally have higher margins than projects where the primary driver is price.

Operating Expenses

		% of		% of
		total		total
In thousands of U.S. dollars	2007	revenue	2006	revenue	2007 to 2006

General and administrative	$6,175	24%	$5,712	24%	$463
Engineering	1,361	5%	1,783	7%	(422)
Sales and marketing	3,859	15%	2,527	10%	1,332
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses.
G&A increased by 8% for fiscal 2007 compared to the previous year as a result of the increase of staff to support our growth plans. G&A includes a one-time accrual of estimated settlement costs relating to the lawsuit with Triathlon Ltd. as well as costs associated with the relocation of corporate headquarters to Ottawa, Ontario. As a percentage of revenue, G&A was consistent with the prior year.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. The Company expenses research and development-related costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated lives of the related products. To date, the Company has capitalized $97,000 of development costs incurred in fiscal 2007.
Engineering expenses decreased by 24% for fiscal 2007 compared to the previous year. The decreases are related to engineering staff and related costs being charged to cost of sales to support specific customer orders during the year. The decrease is also due to capitalizing a portion of these costs in fiscal 2007. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 53% for fiscal 2007 compared to the previous year. The increases in S&M expenses are due to additional sales and marketing emphasis. One-time costs were also incurred including severance costs due to reorganization and costs associated with the relocation of sales and marketing personnel to the new headquarters in Ottawa, Ontario. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European Union, other NATO allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but are expected to yield orders in subsequent fiscal years.
Amortization

In thousands of U.S. dollars	2007	2006	2007 to 2006

Amortization	$554	$773	$(219)
Total amortization decreased by 27% in fiscal 2007 reflecting the mix of plant and equipment at November 30, 2007 and the reduced amortization of intangibles related to our U.S. acquisitions. For the years ended

November 30, 2007 and 2006, a portion of the depreciation, $228,000 and $263,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

In thousands of U.S. dollars	2007	2006	2007 to 2006

Interest expense	$70	$21	$49
Interest expense increased in fiscal 2007 as compared to fiscal 2006. The Company increased its utilization of its credit facility during fiscal 2007. Additionally, there was also an increase in the interest rates in the year.
Interest income

In thousands of U.S. dollars	2007	2006	2007 to 2006

Interest income	$7	$37	$(30)
Interest income decreased in fiscal 2007 as the Company did not have surplus funds to invest.
Foreign Exchange

In thousands of U.S. dollars	2007	2006	2007 to 2006

Foreign exchange loss (gain)	$316	$(233)	$(549)
Foreign exchange loss is largely the result of exchange rate movements of the Australian dollar, the U.S. dollar, and the UK pound which were not in the Company’s favor during the fiscal 2007, as compared to fiscal 2006.
Technology Partnerships Canada

In thousands of U.S. dollars	2007	2006	2007 to 2006

Royalty	$471	$493	$(22)
Contribution	—	(760)	(760)
The company entered into two agreements with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance for the purpose of funding research and development activities which were completed on March 31, 2007. The contributions we received were based on the eligible expenditures we incurred.
As part of the agreement entered into on November 15, 1999 with TPC, we are required to pay a royalty of 3% on annual gross revenue in our subsidiary Offshore Systems Ltd. for the period December 1, 1999 to November 30, 2008. In addition, as part of the agreement entered into on April 26, 2004, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidiary Offshore Systems for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013.
Although we believe that our submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2005, the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the 2006 fiscal year as a reduction in TPC contributions. The royalty audit concluded in 2007 and resulted in a requirement to pay an additional $16,000.

Income Taxes

In thousands of U.S. dollars	2007	2006	2007 to 2006
		(restated)*

Future income tax expense (recovery)	$(298)	$(364)	$66
Current income tax expense	358	67	291

	$60	$(297)	$357

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements which are filed under “Item 17 — Financial Statements”.
Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2007, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $3.9 million Canadian non-capital losses carried forward, $8.6 million scientific research and experimental development costs and other Canadian tax balances.
We have recognized a future tax recovery in the year ended November 30, 2007 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with Canadian GAAP, we have provided a valuation allowance against future tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
Backlog
Total backlog is the sum of the firm and option backlogs. As at November 30, 2007, total backlog was $69.7 million compared to $63.2 million at November 30, 2006.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at November 30, 2007 was at $49.1 million compared to $35.2 million at November 30, 2006. Of the $49.1 million firm backlog, $14 million is expected to be executed in fiscal 2008 and $35.1 million is expected to be executed in fiscal year 2009 and beyond.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at November 30, 2007 was at $20.6 million compared to $28.0 million at November 30, 2006.
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
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. In International Systems operations and U.S. Systems operations, the termination-for-convenience clause has not been exercised by any of our customers. In Mapping operations, a government contract was terminated for convenience in the quarter ended February 29, 2008. The Company negotiated a settlement with the customer and the customer paid the negotiated settlement. We have included the full value of multi-year government contracts having a termination-for-convenience clause in firm backlog.
RESULTS OF OPERATIONS — November 30 2006 compared to November 30, 2005
Overall Performance

In thousands of U.S. dollars	2006	2005	2006 to 2005
	(restated)*	(restated)*

Net earnings (loss) before income taxes	$635	$(2,569)	$3,204

Net earnings (loss)	$932	$(3,499)	$4,431

Net loss attributable to common shareholders	$(82)	$(4,252)	$(4,170)

Loss per share — basic	(0.00)	(0.15)	0.15

Loss per share — diluted	$(0.00)	$(0.15)	$0.15

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements which are filed under “Item 17 — Financial Statements”.
The net earnings reported in the year ended November 30, 2006 were largely driven by higher revenues offset by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Revenue

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$11,274	47%	$8,181	74%	$3,093
Land and air systems	8,761	36%	—	—	8,761
Mapping	4,102	17%	2,945	26%	1,157

	$24,137	100%	$11,126	100%	$13,011

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. In Marine systems, our principal developed product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Marine systems delivered 47% and 74% of the revenue for the year ended November 30, 2006 and 2005, respectively. Our land and air systems through our U.S. Systems operations delivered 36% of the revenue for the year ended November 30, 2006.
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
Revenue by Segment

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$9,518	39%	$8,181	74%	$1,337
U.S. Systems operations	10,517	44%	—	—	10,517
Mapping operations	4,102	17%	2,945	26%	1,157

	$24,137	100%	$11,126	100%	$13,011

Revenue from the International Systems operations for the year ended November 30, 2006 increased 16% as compared to the year ended November 30, 2005. The Company was awarded a significant contract during the year which accounted for the increase in revenue for the year ended November 30, 2006.
Revenue from the U.S. Systems operations has no comparatives as this revenue comes from CHI Systems Inc., which was acquired December 14, 2005. There were no Marine systems sales to U.S. customers in fiscal 2005.
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
Gross Profit

In thousands of U.S. dollars	2006	2005	2006 to 2005

Gross profit	$10,653	$5,430	$5,223
Gross profit percentage	44%	49%	(5)%
Gross profit increased by 96% in the year ended November 30, 2006 compared to the year ended November 30, 2005 and the gross profit percentage was 5% lower period-over-period. The reduced gross profit percentage compared to the prior fiscal year is due to the addition of lower margin revenue in our acquired operations.
Gross Profit by Segment

In thousands of U.S. dollars	2006	2005	2006 to 2005

Gross profit:

International Systems operations	$5,963	$4,381	$1,582
U.S. Systems operations	3,350	—	3.350
Mapping operations	1,340	1,049	291

Consolidated operations	$10,653	$5,430	$5,223

Gross profit percentage:

	2006	2005	2006 to 2005

International Systems operations	63%	54%	9%
U.S. Systems operations	32%	—	32%
Mapping operations	33%	36%	(3)%

Consolidated operations	44%	49%	(5)%

Gross profit from the International Systems operations increased 36% and gross profit percentage was 9% higher for the year ended November 30, 2006 when compared to the prior year. The increases in fiscal 2006 are the result of higher revenues in the International Systems operations and an increase in our high margin software revenue compared to fiscal 2005.
Gross profit from the U.S. Systems operations was 32% for the year ended November 30, 2006. Gross profit from the U.S. Systems operations did not exist for the year ended November 30, 2005 as CHI Systems was acquired in the current year and there were no U.S. Marine systems sales in the year ended 2005.
Gross profit from the Mapping operations for the year ended November 30, 2006 increased 28% compared to the same period last year. The increase is the result of our successful entrance into the U.S. mapping market through the acquisition of Mapcon Mapping Inc. Gross profit percentage decreased 3% period over period, consistent with the mix of contracts in the business unit.
Operating Expenses

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$5,712	24%	$4,759	43%	$953
Engineering	1,783	7%	1,527	14%	256
Sales and marketing	2,527	10%	2,354	21%	173
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, other general administrative expenses and other income.
G&A increased by 20% for fiscal 2006 compared to the previous year as a result of the addition of our U.S. Systems operations and the increase of staff to support our growth plans. As a percentage of revenue, G&A was 19% points lower than the prior year.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development-related engineering costs in the period incurred.
Engineering expenses increased by 17% in fiscal 2006 compared to the previous year. The increases are related to higher staff levels and expenses for new product activities for the year ended November 30, 2006. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
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
Amortization

In thousands of U.S. dollars	2006	2005	2006 to 2005

Amortization	$773	$404	$369
Total depreciation and amortization increased by 91% in fiscal 2006 reflecting our U.S. acquisition in the period, the mix of plant and equipment at November 30, 2005, and the amortization of intangibles related to our U.S. acquisitions. For the years ended November 30, 2006 and 2005, a portion of the depreciation, $263,000 and $159,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.
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
Foreign Exchange

In thousands of U.S. dollars	2006	2005	2006 to 2005

Foreign exchange (gain) loss	$(233)	$90	$(323)
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
Income Taxes

In thousands of U.S. dollars	2006	2005	2006 to 2005
	(restated)*	(restated)*
Future income tax expense (recovery)	$(364)	$726	$(1,090)
Current income tax expense	67	204	(137)

	$(297)	$930	$(1,227)

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements which are filed under “Item 17 — Financial Statements”.
Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2006, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $2.4 million Canadian non-capital losses carried forward, $6.8 million scientific research and experimental development costs and other Canadian tax balances. We have recognized deferred tax recovery in the year ended November 30, 2006 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.

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
B. Liquidity and capital resources
November 30, 2007 compared to November 30, 2006

In thousands of U.S. dollars	2007	2006	2007 to 2006

Cash and cash equivalents	$—	$—	$—
Current assets	14,905	14,436	469
Current liabilities	7,087	6,559	528
Working capital (1)	7,818	7,877	(59)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
At November 30, 2007, our current assets increased primarily due to an increase in accounts receivable. Accounts receivable increased by $348,000 for fiscal 2007 compared to an increase of $3.3 million for fiscal 2006. Accounts receivable increased in fiscal 2007 mainly due to an increase in fourth quarter revenue for the U.S. Systems operations. Accounts receivable increased in fiscal 2006 due to the acquisition of CHI Systems, Inc. and due to the execution of the Royal Navy Warship Automatic Identification Systems contract. As at May 26, 2008, 84% of accounts receivable outstanding at November 30, 2007 were collected.

Our working capital has decreased mainly due to the increase in accounts payable and accrued liabilities. Accounts payable and accrued liabilities increased due to one-time costs we incurred including severance costs due to reorganization and accrual of estimated settlement costs relating to the lawsuit with Triathlon Ltd.
The objectives of our financial management are to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth and to ensure the Company’s creditworthiness and liquidity. We believe that cash flow from operating activities, together with lines of credit borrowings of Canadian $2.0 million and U.S. $600,000 available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve next year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
We have certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2007 was 6.25% (2006 — 6.00%). We also have an operating line with a U.S. chartered bank which bears interest at the bank’s prime lending rate plus 0.5%. The prime lending rate at November 30, 2007 was 7.5% (2006 — 8.25%). Funds drawn on the operating lines and the standby letters of credit are repayable on demand. We utilize letters of credit to back certain performance obligations with our customers. As of November 30, 2007 and 2006, no letters of credit were issued.
The maximum amount available to the Company under the operating lines are CAD $2,000,000 and U.S. $600,000. The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements from each of Offshore Systems Ltd., Mapcon Mapping Ltd. and Mapcon Mapping Inc. In addition, we are required to meet certain covenants as outlined in the credit facilities agreement.
We have a foreign exchange facility with a Canadian chartered bank whereby we can enter into forward foreign exchange contracts. The maximum facility is based on a bank formula for deemed risk and is calculated using recent volatility in the currency of the contract as well as the length of the contract. At November 30, 2007, our foreign exchange facility would enable us to enter into U.S. dollar denominated forward foreign exchange contracts for approximately U.S. $7 million. As at November 30, 2007, we have drawn on our forward foreign exchange contract facility in the amount of U.S. $4.9 million (2006: $nil). A foreign exchange loss of $137,000 (2006: nil) has been included in other liabilities.
Cash Flows

In thousands of U.S. dollars	2007	2006	2007 to 2006

Cash flows provided by (used in):
Operating activities	$(1,456)	$157	$(1,613)
Investing activities	(1,432)	(8,484)	7,052
Financing activities	2,905	(44)	2,949
Effect of foreign exchange on cash	(17)	149	(166)
Cash flows used in operating activities for the year ended November 30, 2007 were the result of the net loss for the year ended November 30, 2007 which was reduced by amortization and stock-based compensation and decrease in unearned revenue offset by an increase in accounts payable and accrued liabilities and deferred rent. Accounts payable and accrued liabilities increased due to one-time costs we incurred including severance costs due to reorganization and accrual of potential costs relating to the lawsuit with Triathlon Ltd. The deferred rent is due to lease inducements received as part of the new 10 year lease signed January 2007 for office facilities in Burnaby, British Columbia.
Cash flows used in investing activities for the year ended November 30, 2007 were primarily reflective of the acquisitions of equipment, furnishings and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth.
Cash flows provided by financing activities for the year ended November 30, 2007 were the result of net proceeds of common share financing offset by semi-annual dividends on our Class B preference shares. On July 31, 2007, the Company closed a private placement offering resulting in the placement of 5,560,000 units (the “Units”) of the Company at a price of $0.65 per Unit, for gross proceeds of $3.4 million. Each Unit consists of one common share and one-half of one common share purchase warrant. The net proceeds from the private placement were allocated as follows: $2.8 million was allocated to the 5,560,000 common shares issued and $332,000 was allocated to the 2,780,000 warrants issued. Cash flows used in financing activities for the year ended November 30, 2006 were the result of Class B preference share dividends paid, offset by an increase in the operating line of credit.
As a result of the above mentioned changes, the line of credit utilization decreased by $103,000 for the year ended November 30, 2007.
In order to reduce the impact of exchange rate fluctuations, we use the forward exchange contract facility to mitigate any foreign exchange gain or loss that might occur. We use the forward exchange contract facility only for known or reasonably certain future foreign currency transactions. As at November 30, 2007, we had entered into foreign exchange forward contracts in the amount of U.S. $2,200,000, and £1,330,000.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
November 30 2006 compared to November 30, 2005

In thousands of U.S. dollars	2006	2005	2006 to 2005

Cash and cash equivalents	$—	$8,222	$(8,222)
Current assets	14,436	19,301	(4,865)
Current liabilities	6,559	4,056	2,503
Working capital (1)	7,877	15,245	(7,368)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
At November 30, 2006 our current assets and working capital decreased primarily due to the acquisition of our U.S. Systems operations.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At November 30, 2006, we had borrowings of $904,000 against our operating line. We have operating lines of Canadian $2.0 million available with a Canadian chartered bank collateralized by accounts receivable and U.S. $600,000 with a U.S. chartered bank. During fiscal 2005, we utilized the facility which increased interest expense for the year. We had issued a standby letter of credit totaling Australian $284,000 during fiscal 2005. We had utilized the standby letter of credit to support certain performance obligations to our customers. This standby letter of credit has since been cancelled. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.

Cash Flows

In thousands of U.S. dollars	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$157	$(1,717)	$1,874
Investing activities	(8,484)	(1,448)	(7,036)
Financing activities	(44)	10,729	(10,773)
Translation adjustment	149	446	(297)
Cash flows provided by operating activities for the year ended November 30, 2006, were the result of the income for the year ended November 30, 2006 and an increase in accounts payable and accrued liabilities offset by an increase in accounts receivable. The increase in cash flows provided by operating activities was the result of the Company’s return to profitability.
Cash flows used in investing activities for the year ended November 30, 2006 were primarily reflective of our U.S. systems acquisition as well as the acquisitions of equipment, furnishings and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth, offset by a decrease in restricted cash.
Cash flows used in financing activities for the year ended November 30, 2006 were the result of Class B preference share dividends paid, offset by an increase in the operating line of credit. Cash flows provided from financing activities for the year ended November 30, 2005 were the net of proceeds of the Class B preference share financing reduced by the Class B preference share dividends paid.
As a result of the above mentioned changes, cash decreased by $8.2 million for the year ended November 30, 2006.
In order to reduce the impact of U.S. dollar, Australian dollar, Euro and British pound to Canadian dollar exchange rate fluctuations, we have used the forward exchange contract facility described above. We use the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar, British pound to Canadian dollar and the Euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. We use the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar and Euro transactions. At November 30, 2005, we did not utilize the forward exchange contract facility.
C. Research and development, patents and licenses, etc.
Research and Development
Details of the Company’s research and development expenditures (referred to as Engineering costs) and TPC agreement can be found under “Item 5.A Operating Results — Results of Operations — Engineering Expenses”.
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
The Company has registered trademarks for “ECPINS®” and “COP-IDS®” in Canada and the United States and “iGEN The Cognitive Agent Software Toolkit™” and “Serious Games for Serious Times™” in the United States. We either own or license the rights to all intellectual properties used in our products.
The Company has entered into several agreements under which third-party vendors license software or other technology to the Company. The Company generally pays a one-time fee to the licensor, with in some cases an annual license maintenance fee or royalties to the licensor based on unit sales. The licensed software remains the sole property of the third-party supplier under the terms of these agreements and the Company has limited rights pursuant to the terms of each license agreement. The agreements generally are non-exclusive, have lives varying from three years to indefinite and may be terminated for any or no reason upon proper notice.
D. Trend information.
The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in materials costs. The tables below present, for the periods indicated, selected quarterly unaudited financial data of the Company for FY2007 and FY2006:
In thousands of U.S. dollars except share related data

	November 30	August 31	May 31	February 28
For the three months ended	2007	2007	2007	2007

Revenue	$8,276	$7,342	$6,138	$3,570
Gross profit	3,593	3,048	2,455	670
Gross profit percentage	43%	42%	40%	19%
Net earnings (loss)	(798)	279	(366)	(1,989)
Net earnings (loss) attributable to common shareholders	(960)	109	(748)	(2,180)

Loss per share — basic and diluted	(0.02)	0.00	(0.02)	(0.06)
In thousands of U.S. dollars except share related data

	November 30	August 31	May 31	February 28
For the three months ended	2006	2006	2006	2006

	(restated)*	(restated)*	(restated)*	(restated)*

Revenue	$10,018	$4,714	$5,742	$3,663
Gross profit	5,461	1,801	2,197	1,194
Gross profit percentage	55%	38%	38%	33%
Net earnings (loss)	2,785	(311)	(311)	(1,231)
Net earnings (loss) attributable to common shareholders	2,560	(574)	(837)	(1,231)

Loss per share — basic	0.08	0.02	(0.03)	(0.04)
Loss per share — diluted	0.05	0.02	(0.03)	(0.04)

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements for more information. In addition, a restatement occurred as a result of a correction in the application of revenue recognition and $398,000 of revenue was moved from the quarter ended May 31, 2006 to the quarter ended August 31, 2006. Prior to these restatements, revenue and net earnings (loss) for the quarter ended May 31, 2006 was $6.1 million and ($439,000) respectively, and revenue and net earnings (loss) for the quarter ended August 31, 2006 was $4.3 million and ($972,000) respectively.

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
Product mix — The relative mix of value added products and services, and fluctuations in material costs in the contracts that have been awarded to the Company may affect the revenue and net income of the Company. Contracts that include a large proportion of third-party systems or software will provide a lower return to the Company, as generally these costs are flowed through to the customer with little or no mark-up by the Company. On the other hand, contracts for ECPINS® software or systems contracts that have a large software component provide a high return to the Company, as the costs associated with this type of contract are relatively minor.
Strategic acquisitions — The Company may expand its operations and business by acquiring additional businesses, products or technologies. There can be no assurance that acquired businesses, products or technologies, if any, will achieve the anticipated revenues and income growth. Acquisitions could also result in potentially dilutive issuances of equity securities. The failure of the Company to manage its acquisitions strategy successfully could have a material adverse effect on the Company’s businesses, earnings and financial condition. The Company expects to expand its operations and increase market share by pursuing potential strategic acquisitions in the future. The Company expects any future acquisitions to extend its product line, increase the value of its existing products, or accelerate the Company’s entry into new mapping or command and control market segments. At the date of this filing, the Company has not entered into any letters of intent with potential acquisition targets.
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
Foreign Exchange — The Company sells the majority of its products in foreign currencies such as the U.S. dollar, British pounds, Euro, and Australian dollar while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Fluctuations in these currencies may impact the Company’s level of revenues and net income. The Company uses foreign exchange contracts to reduce the potential negative effects of fluctuating foreign exchange rates.
Accounting Pronouncement — See “Item 5.A — Impact of Recent Accounting Pronouncements” for a discussion of recent accounting pronouncements that may affect the Company’s consolidated earnings and earnings per share.
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
Changes in fair value of foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs or revenue when the hedged transaction is recorded. Derivatives are not subject to hedge accounting and are recorded on the consolidated balance sheets with the changes in fair value being recorded in the consolidated statement of operations each period.
A substantial portion of the Company’s Canadian subsidiaries’ revenue is in foreign currencies. The Company purchases foreign exchange forward contracts to mitigate the exposure to sales and the related accounts receivable to customers denominated in U.S. dollars, UK pounds, Australian dollars and Euros.
At November 30, 2007, we had entered into the following foreign exchange forward contracts, which were not treated as hedges in accordance with CICA Section 3865:

Sell	Exchange rate in relation to CAD	Value date
GBP 1,330,000	1.9533 to 2.0509	February 6, 2008 to September 19, 2008
USD 2,200,000	0.9493 to 0.9994	January 14, 2008 to March 20, 2008
Guarantees
The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems Inc (“CHI”). The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is U.S. $600,000. At November 30, 2007, the carrying amount of the liability was U.S. $520,000.
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
F. Tabular disclosure of contractual obligations.
The table below presents, for the periods indicated, the Company’s contractual obligations at November 30, 2007:

In thousands of U.S. dollars	Payments due by period
		Less than	1 to 3	3 to 5	More than 5
	Total	1 year	years	years	years

Long-term debt obligations	—	—	—	—	—
Capital lease obligations	$312	$89	$163	$60	$—
Operating lease obligations	$4,386	$884	$1,440	$946	$1,116
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$4,698	$973	$1,603	$1,006	$1,116

There are no contractual provisions related to these obligations that create an additional obligation, increase or accelerate the payment of the obligations or otherwise affect the timing or amount of the Company’s obligations. The operating lease obligations mainly consist of the leased property for the Company’s Burnaby, B.C. and Fort Washington, Pennsylvania offices.
G. Safe Harbor
Statements in this report, or any document filed by the Company with the different governing authorities, by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reforms Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These statements represent the Company’s intentions, plans, expectations, and beliefs and no assurance can be given that the results described in such statements will be achieved.
Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, industry supply levels, actions by government authorities, uncertainties associated with legal proceedings and negotiations, foreign exchange rates, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management.
The following are the Directors and Senior Management of the Company, their residence, their principal business activities within and outside the Company within the past five years, and the periods during which each has served in such capacity.

Number and
Percentage of
Voting Shares
Beneficially Owned
or Controlled by
Directors and
Name and	Principal Occupation		Officers on April
Office Held	For Past Five Years	Director Since	25, 2008(a)
RAYMOND JOHNSTON Director, Chair of the Board, Québec, Canada	1999 to present: President of Chamber of Marine Commerce, an entity which promotes the interests of the commercial marine industry in Canada.	11/14/00 (and from 12/94 to 9/98)	274,000 common shares (includes 220,000 options to purchase common shares)

	May 1992 to June 1999: CEO of Canada Steamship Lines		0.6% of common shares

HELMUT F. LOBMEIER Director	2001 to present: Retired	4/26/90	951,695 common shares (includes 220,000 options to
British Columbia, Canada	1979 to 2001: Co-owner PSL Steel Ltd., and Independent Businessman		purchase common shares) 2.0% of common shares

Number and
Percentage of
Voting Shares
Beneficially Owned
or Controlled by
Directors and
Name and	Principal Occupation		Officers on April
Office Held	For Past Five Years	Director Since	25, 2008(a)
WALTER P. PURIO Director Western Australia, Australia	2007 to present: Principal, Fremantle Maritime Simulation Centre, Pty	1/14/99	225,000 common shares (includes 220,000 options to purchase common shares)

2006 to present:
Shipmaster, APL Maritime, Ltd

	1993 to 2000: President, P and H Marine Associates, Inc.		0.5% of common shares

1985 to 2006:
Shipmaster , General Dynamics, AMSEA

GERALD J. SHIELDS Director British Columbia, Canada	2006 to present: Principal, Providia Investment Group	4/08/05	270,000 common shares (includes 220,000 options to purchase common shares)

2005 to 2006: Lawyer engaged in private practice with the firm of Clark Wilson LLP

	1998 to 2005: Lawyer engaged in private practice with the firm of Godinho Sinclair Shields		0.6% of common shares

KENNETH H. KIRKPATRICK Director President and Chief Executive Officer Ontario, Canada	2005 to present: President and Chief Executive Officer, OSI Geospatial Inc.	11/07/05	363,833 common shares (includes 308,333 options to purchase common shares)

	2005: Chief Operating Officer, OSI Geospatial Inc.		0.8% of common shares

2001 to 2005: Vice President, Operations, OSI Geospatial Inc.

1997 to 2001: Vice President and Chief Operating Officer, Triathlon Ltd. subsidiary of MacDonald Dettwiler & Associates

JOSEPH A. STROUD Director Virginia, United States	2005 to April 9, 2008: Partner at General Management Partners, LLC	03/15/06	198,750 common shares (includes 98,750 options to purchase common shares)

	1997 to 2007: Partner/Consultant at J.F. Lehman Equity Investors I, LLP		0.4% of common shares

DONALD W. YOUNG Director British Columbia, Canada	February 2007 to present: Independent Business Advisor	03/15/06	150,750 common shares (includes 98,750 options to purchase common shares)

Oct 2005 to January 2007: Retired

	1979 to September 2005: Partner at KPMG LLP		0.3% of common shares

Number and
Percentage of
Voting Shares
Beneficially Owned
or Controlled by
Directors and
Name and	Principal Occupation		Officers on April
Office Held	For Past Five Years	Director Since	25, 2008(a)
JOHN T. SENTJENS Chief Financial Officer and Corporate Secretary Ontario, Canada	Sept. 2007 to present: Chief Financial Officer and Corporate Secretary, OSI Geospatial Inc.	N/A	277,000 common shares (includes 247,000 options to purchase common shares)

	2005 to Sept. 2007: Vice President, Finance and Corporate Secretary, OSI Geospatial Inc.		0.6% of common shares

2001 to 2005: Corporate
Controller, OSI Geospatial Inc.

1999 to 2001: Controller,
Triathlon Ltd. subsidiary of MacDonald Dettwiler & Associates Ltd.

WAYNE HOYLE Vice President and General Manager, Offshore Systems Ltd. British Columbia, Canada	July 2006 to present: Vice President and General Manager, Offshore Systems Ltd.	N/A	272,198 common shares (includes 225,000 options to purchase common shares)

Feb 2004 to July 2006:
Director of Sales, Offshore Systems Ltd.

	June 2001 to Feb 2004: Area Sales Manager, Offshore Systems Ltd.		0.6% of common shares

March 2000 to June 2001: Program Manager, Offshore Systems Ltd.

MARCOS RIANO Vice President and General Manager, Mapcon Mapping Ltd. British Columbia, Canada	Nov. 2007 to present: Vice President and General Manager, Mapcon Mapping	N/A	109,888 common shares (includes 100,000 options to purchase common shares)

	Dec 2002 to Nov 2007: Director of Operations, Mapcon Mapping Ltd.		0.2% of common shares

March 2002 to Dec 2002:
Manager of Operations, Mapcon Mapping Ltd.

WAYNE ZACHARY President, CHI Systems, Inc. Pennsylvania, USA	Nov 1985 to present: President, CHI Systems, Inc.	N/A	715,036 common shares (includes 125,000 options to purchase common shares)

1.5% of common shares

Number and
Percentage of
Voting Shares
Beneficially Owned
or Controlled by
Directors and
Name and	Principal Occupation		Officers on April
Office Held	For Past Five Years	Director Since	25, 2008(a)
JAMES LIDDY Vice President, Layered Security Solutions Virginia, USA	March 6, 2007 to present: Vice President, Layered Security Solutions, CHI Systems, Inc.	N/A	500,000 common shares (includes 200,000 options to purchase common shares)

	April 2005 to Feb 2007: CEO, Red Cell Associates		1.1% of common shares

2004 to 2005: Counter Terrorism Chief of Policy and Plans, Special Operations, Pentagon

(a)	As used in the table above, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of April 25, 2008 through the exercise of any option or warrant. Any security that any person named above has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.
The Directors and Senior Management of the Company do not own any Class A Preference Shares Series A Convertible or Class B Series 2 Preference Shares.
B. Compensation.
During the year ended November 30, 2007, each member of the Board of Directors of the Company who was not an employee of the Company was entitled to receive 50,000 Common Share options pursuant to the Company’s 1994, 1996 and 1998 option plans for the fiscal year and $1,500(1) for each Board meeting attended in person and for each Board meeting attended by means of telephone conference call if of significant length or involving significant preparation.
The Directors as a group were paid an aggregate of $86,000 for attending or participating in Board meetings. In addition, the Chair of the Board was paid an annual retainer of $50,000. Each of the remaining Directors was paid an annual retainer of $15,000. The Audit Committee Chair was paid an annual retainer of $10,000 and the Human Resources and Compensation Committee Chair was paid an annual retainer $5,000. Each member of the Audit Committee was entitled to receive $1,500(1) for each Audit Committee meeting attended and each member of the Human Resources and Compensation Committee was entitled to receive $1,500(1) for each Human Resources and Compensation Committee meeting attended. Members of the committees were paid a total of $53,000 for attending or participating in a total of 13 Committee meetings.

(1) Canadian Directors are paid in Canadian currency.
Listing of Directors Geographically

Canadian Directors	Raymond W. Johnston (Chair)
Kenneth H. Kirkpatrick
Helmut F. Lobmeier
Gerald J. Shields
Donald W. Young

U.S. Directors	Joseph A. Stroud

Australian Director	Walter P. Purio(1)
NOTES:

(1)	Walter Purio is a U.S. citizen.
The table below presents, for the years indicated, the total compensation accrued or paid to Senior Management:

		Annual Compensation
				Other Annual
In thousands of U.S. dollars		Salary	Bonus	Compensation
Name	Year	($)	($)	($)

Kenneth H. Kirkpatrick	2007	226	—	29
President and CEO	2006	220	69	8
OSI Geospatial Inc.	2005	129	18	5

John T. Sentjens(1)	2007	135	—	7
Chief Financial Officer and Secretary	2006	116	34	Nil
OSI Geospatial Inc.	2005	89	12	Nil

Andrew Carniel(2)	2007	152	—	25
Vice President, Business Development	2006	146	29	5
OSI Geospatial Inc.	2005	115	6	Nil

Wayne Zachary	2007	200	38	9
Vice President and General Manager	2006	143	30	7
CHI Systems Inc.	2005	—	—	—

James Liddy(3)	2007	120	75	—
Vice President, Layered Security Solutions	2006	—	—	—
CHI Systems Inc.	2005	—	—	—
NOTES:

(1)	Mr. Sentjens, formerly VP, Finance, was appointed Chief Financial Officer on September 25, 2007.

(2)	On October 23, 2007, Mr. Carniel’s employment as VP, Business Development was terminated without cause. $16,000 severance paid to Mr. Carniel is included in the amount shown under “Other Annual Compensation”.

(3)	Mr. Liddy was appointed VP, Layered Security Solutions on March 6, 2007.
The amount and timing of management bonuses are at the discretion of the Board of Directors. Except for eligibility to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of the employee’s base salary earned during the year to a designated registered retirement savings plan provided that the employee matches such payment, there are no pension, retirement or additional benefits given to members of Senior Management of the Company.
The following is a summary of the material terms and conditions of the employment contracts between the Company and each of the members of its Senior Management as of the Company’s financial year ended November 30, 2007:
Kenneth Kirkpatrick serves as President and CEO pursuant to an employment contract dated November 7, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 18 months notice or payment of 18 months base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is $226,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (subject to a maximum of 40% of his base salary). In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract provides that in the event of a change of control of the Company, that the Company is taken over by a third party, Mr. Kirkpatrick may at his option terminate the contract, in which event he is entitled to a severance payment equal to 18 months base salary. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
John Sentjens serves as Chief Financial Officer pursuant to an addendum to his employment contract dated September 25, 2007. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months notice or payment of 12 months base salary in lieu of notice. Mr. Sentjens’ current base salary under the contract is $135,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary). In addition, Mr. Sentjens is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Andrew Carniel served as Vice-President, Business Development until October 23, 2007 and is no longer employed with the Company. Pursuant to Mr. Carniel’s employment contract dated November 14, 2005, he will receive 12 months base salary in lieu of notice of termination and 12 months continuation of the allowable executive employee benefits, or until such time as he is covered under another employer’s benefit plans.
Wayne Zachary serves as Vice President and General Manager of OSI Geospatial Inc’s U.S. Systems Operations pursuant to an employment contract dated December 14, 2005. The employment contract is for a 3 year fixed term, subject to earlier termination, with the option to extend for successive 1 year periods. The contract may be terminated by the Company at any time for cause, and at any time without cause upon the continuation of base salary for a period of 12 months following termination. Mr. Zachary’s current base salary under the contract is $200,000. He is also eligible to receive stock options at the discretion of the Board of Directors as well as cash bonuses based on the Company meeting certain performance objectives (to a maximum of 40% of his base salary). In addition, Mr. Zachary is entitled to a company leased or owned automobile with an MSRP not to exceed $30,000 during 2007. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
James Liddy serves as Vice President of Layered Security Solutions Operations pursuant to an employment contract dated March 6, 2007. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 6 months notice or payment of 6 months base salary in lieu of notice. Mr. Liddy’s current annual base salary under the contract is $165,000 and he is eligible to receive stock options at the discretion of the Board of Directors. Mr. Liddy is also eligible to receive cash commissions on the gross sales of the Layered Security Solutions business unit. He is also eligible for cash bonuses at the discretion of the Board of Directors based on the Company meeting certain performance objectives. In addition, Mr. Liddy is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 3% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
The following table presents the Common Share options granted to Directors and Senior Management from December 1, 2006 to November 30, 2007.

		Exercise
		Price
Name and	Common Shares Under	(CAD$ per	Vesting	Expiry
Office Held	Options Granted	Common Share)	Date	Date

Raymond W. Johnston — Chair and Director	50,000	0.60	April 19, 2007	April 19, 2012
Kenneth H. Kirkpatrick — Director, President and Chief Executive Officer	20,000	0.71	February 5, 2007	February 5, 2012
Helmut F. Lobmeier — Director	50,000	0.60	April 19 2007	April 19, 2012
Walter P. Purio — Director	50,000	0.60	April 19, 2007	April 19, 2012
Gerald J. Shields — Director	50,000	0.60	April 19, 2007	April 19, 2012
Joseph A. Stroud — Director	50,000	0.60	April 19, 2007	April 19, 2012
Donald W. Young — Director	50,000	0.60	April 19, 2007	April 19, 2012
John T. Sentjens	25,000	0.71	February 5, 2007	February 5, 2012
Wayne Hoyle	25,000	0.71	February 5, 2007	February 5, 2012
	155,000	0.60	April 19, 2007	April 19.2012
Marcos Riano	75,000	0.46	November 28, 2007	November 28, 2012
Wayne Zachary	25,000	0.71	February 5, 2007	February 5, 2012
James Liddy	200,000	0.46	November 28, 2007	November 28, 2012

C. Board practices
Directors are elected annually to the Board at the Annual General Meeting of the Company. As of March 31, 2008, the Directors on the Board and the period during which they have served on the Board are as follows:

Name	Period Served

Raymond W. Johnston (Chair)	since November 2000
Kenneth H. Kirkpatrick	since November 2005
Helmut F. Lobmeier	since April 1990
Walter P. Purio	since January 1999
Gerald J. Shields	since April 2005
Joseph A. Stroud	since March 2006
Donald W. Young	since March 2006
All Directors will hold office until the next Annual General Meeting of the Shareholders of the Company.
No Director has a service contract with the Company or its subsidiaries providing for benefits upon termination of his directorship. Kenneth H. Kirkpatrick, however, does have an employment contract with the Company regarding his employment as President and Chief Executive Officer.
Duties and Obligations of the Board of Directors
The Company’s Board of Directors and Senior Management considers good corporate governance to be central to the effective, efficient and prudent operation of the Company. One key element of sound corporate governance emphasized by the Company is having a Board of Directors, which is independent of management. Applicable Canadian securities policies describe an “independent director” as a Director who has no direct or indirect material relationship with the Company. In determining whether a Director is an independent Director, the Board considers, for example, whether the Director has a relationship that could, or could be perceived to, interfere with the Director’s ability to objectively assess the performance of management. To that end, as at November 30, 2007, the Board of Directors was composed of seven persons: Raymond Johnston, Helmut Lobmeier, Walter Purio, Gerald Shields, Kenneth Kirkpatrick, Joseph Stroud and Donald Young. All of the Directors other than Kenneth Kirkpatrick are considered by the Board to be independent Directors. On this basis, Kenneth Kirkpatrick, by reason of his office as President and Chief Executive Officer, is considered a non-independent Director. Gerald Shields has been an independent Director since November 18, 2006 when he no longer had an interest in any law firm that provided legal services to the Company. The related party transactions between Mr. Shields and the Company are described below in “Item 7.B — Related party transactions”. The separation of the position of Chair from the position of President and Chief Executive Officer further ensures that the Board maintains its independence from management. The Company’s approach to corporate governance is described below. This approach is documented in the Company’s corporate governance policy handbook.
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

(d)	ensuring that the Company has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting the operations of the Company to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities.
Committees of the Board of Directors
The Board has established three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Executive Committee. Each of the committees has specific authority to retain external advisors, as appropriate (at the expense of the Company), upon notice to the Chair of the Board.
Audit Committee
The members of the Company’s Audit Committee as at November 30, 2007 are Donald W. Young (Chair), Helmut Lobmeier and Raymond W. Johnston, all of whom are independent Directors.
The Audit Committee’s responsibilities include:
(a)	reviewing and monitoring the audit functions, risk-management systems, management information systems, and accounting policies;

(b)	reviewing the Company’s financial statements prepared by management and meeting with the Company’s external auditors to discuss the results of annual audits and quarterly reviews;

(c)	recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management discussions and analyses, and prospectuses;

(d)	directly appointing, compensating, retaining and overseeing the work of the Company’s external auditors, who report directly to the Audit Committee;

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
Human Resource and Compensation Committee
The members of the Company’s Human Resources and Compensation Committee as at November 30, 2007 are Raymond Johnston (Chair), Gerald Shields and Walter Purio, all of whom are independent Directors.
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
Executive Committee
The members of the Company’s Executive Committee as at November 30, 2007 are Raymond Johnston, Joseph A. Stroud and Donald W. Young, all of whom are independent Directors and Kenneth Kirkpatrick, who is not an independent Director.
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
D. Employees
The increase in the number of employees at November 30, 2007 compared to November 30, 2006 is the result of the Company requiring additional engineering staff to support development plans.
The following table presents the geographic distribution of the Company’s employees for the past three years:

	Canada	U.S.	U.K.	Australia	Total

November 30, 2007	73	73	1	—	147
November 30, 2006	73	61	1	—	135
November 30, 2005	76	12	—	1	89
The Company has no labour unions. There were no temporary employees during the year ended November 30, 2007.
E. Share ownership
Information as to share option information for Directors and Senior Management is discussed in the table below:

	Common
	Shares	Exercise
	Under	Price (CAD$
Name and	Options	per Common	Vesting	Expiry
Office Held	Granted	Share)	Date	Date

Raymond W. Johnston — Chair	45,000	0.88	April 12, 2005	April 12, 2010
and Director	100,000	0.99	July 28, 2005	July 28, 2010
	25,000	0.73	April 12, 2006	April 12, 2011
	50,000	0.60	April 19, 2007	April 19, 2012

Kenneth H. Kirkpatrick —	45,000	0.88	April 12, 2005	April 12, 2010
Director, President and Chief	10,000	0.99	July 28, 2005	July 28, 2010
Executive Officer	100,000	0.99	October 25, 2005	October 25, 2010
	133,333	0.87	November 23, 2005	November 23, 2010
	20,000	0.71	February 5, 2007	February 5, 2012

	Common
	Shares	Exercise
	Under	Price (CAD$
Name and	Options	per Common	Vesting	Expiry
Office Held	Granted	Share)	Date	Date

Helmut F. Lobmeier — Director	45,000	0.88	April 12, 2005	April 12, 2010
	100,000	0.99	July 28, 2005	July 28, 2010
	25,000	0.73	April 12, 2006	April 12, 2011
	50,000	0.60	April 19 2007	April 19, 2012

Walter P. Purio — Director	45,000	0.88	April 12, 2005	April 12, 2010
	100,000	0.99	July 28, 2005	July 28, 2010
	25,000	0.73	April 12, 2006	April 12, 2011
	50,000	0.60	April 19, 2007	April 19, 2012

Gerald J. Shields — Director	45,000	0.88	April 12, 2005	April 12, 2010
	100,000	0.99	July 28, 2005	July 28, 2010
	25,000	0.73	April 12, 2006	April 12, 2011
	50,000	0.60	April 19, 2007	April 19, 2012

Joseph A. Stroud — Director	3,750	0.73	March 15, 2006	March 15, 2011
	45,000	0.73	April 12, 2006	April 12, 2011
	50,000	0.60	April 19, 2007	April 19, 2012

Donald W. Young — Director	3,750	0.73	March 15, 2006	March 15, 2011
	45,000	0.73	April 12, 2006	April 12, 2011
	50,000	0.60	April 19, 2007	April 19, 2012

John T. Sentjens	30,000	0.88	April 12, 2005	April 12, 2010
	5,000	0.99	July 28, 2005	July 28, 2010
	50,000	0.99	October 25, 2005	October 25, 2010
	50,000	0.91	November 14, 2005	November 14, 2010
	87,000	0.87	November 23, 2005	November 23, 2010
	25,000	0.71	February 5, 2007	February 5, 2012

Wayne Hoyle	5,000	0.88	April 12, 2005	April 12, 2010
	15,000	0.99	July 28, 2005	July 28, 2010
	25,000	0.91	November 14, 2005	November 14, 2010
	25,000	0.71	February 5, 2007	February 5, 2012
	155,000	0.60	April 19, 2007	April 19, 2012

Marcos Riano	5,000	0.88	April 12, 2005	April 12, 2010
	5,000	0.99	July 28, 2005	July 28, 2010
	15,000	0.91	November 14, 2005	November 14, 2010
	75,000	0.46	November 28, 2007	November 28, 2012

Wayne Zachary	100,000	0.91	November 14, 2005	November 14, 2010
	25,000	0.71	February 5, 2007	February 5, 2012

James Liddy	200,000	0.46	November 28, 2007	November 28, 2012
The Company has established three stock option plans under which options to purchase the Company’s common shares may be granted at the discretion of the Board of Directors to Directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares available for issuance under the Company’s stock option plans is 10,930,732, of which 4,274,494 were available for issuance at March 31, 2008. Of the 4,274,494 common shares available for issuance, 3,535,166 have been awarded through stock option grants by the Board of Directors. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the Board of Directors. Options granted to Directors, officers and employees vest over periods ranging from immediately to five years.
On April 12, 2005, the Company granted 527,000 stock options to Directors and selected employees of the Company. These stock options were granted at a price of CAD $0.88 per stock option. On April 28, 2005, the Company granted 50,000 stock options to a third party. These stock options were granted at a price of CAD $0.75 per stock option. On July 28, 2005, the Company granted 821,000 stock options to Directors and selected employees of the Company. These stock options were granted at a price of CAD $0.99 per stock option. On October 25, 2005, the Company granted 200,000 stock options to selected management employees of the Company. These stock options were granted at a price of CAD $0.99 per stock option. On November 14, 2005, the Company granted 1,048,666 stock options to selected employees of the Company. These stock options were granted at a price of CAD $0.91 per stock option. On March 15, 2006, the Company granted 7,500 stock options to two Directors of the Company. These stock options were granted at a price of CAD $0.73 per stock option. On April 12, 2006, the Company granted 215,000 stock options to Directors of the Company. These stock options were granted at a price of CAD $0.73 per stock option. On February 5, 2007, the Company granted 170,000 stock options to selected management employees of the Company. These stock options were granted at a price of CAD $0.71 per stock option. On April 19, 2007, the Company granted 455,000 stock options to Directors and selected management employees of the Company. These stock options were granted at a price of CAD $0.60 per stock option. On November 28, 2007, the Company granted 525,000 stock options to selected employees of the Company. These stock options were granted at a price of CAD $0.46 per stock option.
Decisions with respect to the issuance and granting of stock options to the Company’s key employees are made at the discretion of the Board.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following tables set forth, as of February 29, 2008 each person known to the Company to beneficially own more than 5% of the Company’s Common Shares, or more than 5% of the Company’s Class A Series A Preference Shares Convertible, or more than 5% of the Company’s Class B Series 2 Preference Shares. As used in these tables, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of these tables, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of February 29, 2008 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person. The amounts and percentages are based upon 46,956,439 Common Shares, 30,262 Class A Series A Preference Shares Convertible and 178,530 Class B Series 2 Preference Shares outstanding as of February 29, 2008.

				Common Shares Beneficially
	Class B Series 2			Owned (upon conversion of Class
Name of Shareholders	Preference Shares			B Series 2 Preference Shares
	#		%	#		%

SF Capital Partners Ltd.	48,600	(1)	27.2%	4,287,664	(1)	8.4%
Basso Multi-Strategy Holding Fund Ltd.	24,300	(2)	13.6%	2,143,832	(2)	4.4%
Basso Private Opportunity Holding Fund Ltd.
Millennium Partners, LP	24,300	(3)	13.6%	2,143,832	(3)	4.4%
Shannon River Partners II, LP	24,300	(4)	13.6%	2,143,832	(4)	4.4%
Shannon River Partners, LP

SDS Capital Group SPC, Ltd.	18,500	(5)	10.4%	1,953,183	(5)	4.0%
DKR SoundsShore Oasis Holding Fund Ltd.	10,840	(6)	6.1%	994,563	(6)	2.1%
Pender Growth Fund (VCC) Inc.	10,000	(7)	5.6%	999,835	(7)	2.1%
Pender Financial Group Corporation
The shareholders of the Class B Series 2 Preference Shares became the beneficial owners of those shares during fiscal year 2005. As of February 28, 2008, 123,800 Class B Series 2 Preference Shares, or 69.3% of the outstanding Class B Series 2 Preference Shares, are held by U.S. shareholders.

(1)	Consist of 48,600 Class B Series 2 Preference Shares convertible into 2,858,824 Common Shares and Warrants to purchase 1,428,840 Common Shares.

(2)	Consist of 18,700 Class B Series 2 Preference Shares convertible into 1,100,000 Common Shares and Warrants to purchase 549,780 Common Shares held by Basso Multi-Strategy Holding Fund Ltd. and 5,600 Class B Series 2 Preference Shares convertible into 329,412 Common Shares and Warrants to purchase 164,640 Common Shares held by Basso Private Opportunity Holding Fund, a related group.

(3)	Consist of 24,300 Class B Series 2 Preference Shares convertible into 1,429,412 Common Shares and Warrants to purchase 714,420 Common Shares.

(4)	Consist of 14,300 Class B Series 2 Preference Shares convertible into 841,176 Common Shares and Warrants to purchase 420,420 Common Shares held by Shannon River Partners II, LP and 10,000 Class B Series 2 Preference Shares convertible into 588,235 Common Shares and Warrants to purchase 294,000 Common Shares held by Shannon River Partners, LP, a related group.

(5)	Consist of 18,500 Class B Series 2 Preference Shares convertible into 1,088,235 Common Shares and Warrants to purchase 864,948 Common Shares.

(6)	Consist of 10,840 Class B Series 2 Preference Shares convertible into 637,647 Common Shares and Warrants to purchase 356,916 Common Shares.

(7)	Consist of 10.000 Class B Series 2 Preference Shares convertible into 588,235 Common Shares and Warrants to purchase 294,000 Common Shares held by Pender Growth Fund (VCC) Inc. and Warrants to purchase 117,600 Common Shares held by Pender Financial Group Corporation, a related group.

			Common Shares Beneficially
	Class A Series A		Owned (upon conversion of
	Preference Shares		Class A Series A Preference
Name of Shareholders	Convertible		Shares )
	#	%	#	%

John Visnapu	16,375	54.1%	16,375	0.0%
G.A. Lachapelle	3,275	10.8%	3,275	0.0%
Dennis Kong	3,275	10.8%	3,275	0.0%
Daniel Jacobson	3,275	10.8%	3,275	0.0%
The shareholders of the Class A Series A Preference Shares Convertible listed above became the beneficial owners of those shares during the fiscal year 1990. No Class A Series A Preference Shares Convertible are held by U.S. shareholders.
The Company’s major shareholders do not have different voting rights than any other shareholder. As of February 28, 2008, the Company had 25 U.S. record holders representing 14.2 million Common Shares or 30.3% of the outstanding Common Shares.
The Company is neither directly nor indirectly owned nor controlled by another corporation, a foreign government or any other natural or legal persons severally and jointly. There are no arrangements known to the Company, which may result in a change of control of the Company.
B. Related party transactions.
On April 11, 2005, Mr. E. Brinton Coxe, a former Director of the Company, assisted the Company in structuring and arranging the private placement financing and issuance of the Class B Series 2 Preference Shares. In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe had also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $125,000 for professional services provided during 2005 and to be provided to April 2006. For the year ended November 30, 2006, $25,000 was charged to expenses (2005 — $100,000). As of April 2006, Mr. Coxe ceased being a director of the Company.
On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two law firms in which he had an interest was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2006 totalled $177,000 (2005 — totalled $164,000). As of November 17, 2006, Mr. Shields no longer had an interest in any law firm that provided legal services to the Company.
All related party transactions were conducted at market value prices and were approved by the Board of Directors.
The Company’s policy for transactions with affiliates is that they must be on terms no less favourable to the Company than could be obtained from unaffiliated third parties.
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
C. Interests of experts and counsel.
Not applicable.
Item 8. Financial Information
A. Consolidated statements and other financial information.
Please see “Item 17. Financial Statements” for a list of the financial statements filed as part of this annual report.
For FY2005, FY2006 and FY2007 the Company derived revenue from the following geographical areas:

In thousands of U.S. dollars	2007	2006	2005

Europe	$5,899	$6,816	$4,093
Australia/New Zealand	910	1,200	2,149
United States	15,678	13,717	2,410
Canada	2,839	2,404	2,415
Other	—	—	59

Total	$25,326	$24,137	$11,126

The Company has neither declared nor paid dividends on any of its outstanding Common Shares or Class A Series A Preference Shares Convertible, and does not intend to do so in the foreseeable future. The Company has declared and paid dividends on the Class B Series 1 Preference Shares in accordance with the rights attached to those shares up to their redemption which occurred in April 11, 2005. The Company has declared and paid dividends on the Class B Series 2 Preference Shares in accordance with the rights attached to those shares and expects to continue to declare and pay dividends in accordance with those rights. With the exception of the Class B Series 2 Preference Shares dividends, the Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay additional dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.
The Company currently has one legal suit pending.
•	The Company and four employees became the objects of a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to the alleged use of confidential information and breach of fiduciary duty. The Company believes the suit poses limited financial risk. The Company’s current C.E.O. and President and the Chief Financial Officer were officers of Triathlon Ltd. prior to their employment with the Company. The Company is currently negotiating a settlement and has accrued an amount that it anticipates will be paid to settle this matter.

During the year ended November 30, 2005, the Company was subject to three audits by government authorities relating to Technology Partnerships Canada (“TPC”) agreements. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the 2006 fiscal year as a reduction in TPC contributions. The royalty audit concluded in 2007 and resulted in a requirement to pay an additional $16,000. The Company believes that it is in compliance with the terms of its TPC agreements but has not received any notification from Industry Canada regarding its audit conclusions. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.
B. Significant changes.
Not applicable.
Item 9. The Offer and Listing
A. Offer and listing details.
The issued and outstanding Common Shares of the Company (46,956,439 shares as of November 30, 2007) are listed and posted for trading on The TSX and OTCBB under the trading symbols TSX: “OSI” and OTCBB: “OSIIF”. The Company’s Common Shares are registered shares.
The following is a summary of the trading history of the Common Shares of the Company on the Toronto Stock Exchange (in Canadian dollars) and the Over the Counter Bulletin Board (in U.S. dollars) for:
•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	Price per share
	TSX (in C$)		OTCBB (in US$)
	High	Low	High	Low
Year
Fiscal year ended November 30, 2003	$1.35	$0.76	$0.95	$0.60
Fiscal year ended November 30, 2004	$1.50	$0.76	$1.30	$0.62
Fiscal year ended November 30, 2005	$1.14	$0.67	$0.96	$0.53
Fiscal year ended November 30, 2006	$1.10	$0.65	$0.98	$0.55
Fiscal year ended November 30, 2007	$0.91	$0.40	$0.79	$0.42

Year Ending November 30, 2006
First Quarter	$0.94	$0.65	$0.85	$0.61
Second Quarter	$0.86	$0.68	$0.75	$0.60
Third Quarter	$1.10	$0.70	$0.98	$0.63
Fourth Quarter	$0.86	$0.66	$0.82	$0.55

Year Ending November 30, 2007
First Quarter	$0.91	$0.56	$0.79	$0.48
Second Quarter	$0.85	$0.57	$0.69	$0.51
Third Quarter	$0.85	$0.45	$0.79	$0.45
Fourth Quarter	$0.55	$0.40	$0.57	$0.42

	Price per share
	TSX (in C$)		OTCBB (in US$)
	High	Low	High	Low

Year Ending November 30, 2008
First Quarter	$0.51	$0.38	$0.51	$0.38

Most Recent Six Months
November 2007	$0.53	$0.44	$0.57	$0.42
December 2007	$0.49	$0.38	$0.51	$0.38
January 2008	$0.51	$0.40	$0.50	$0.39
February 2008	$0.48	$0.39	$0.49	$0.40
March 2008	$0.44	$0.38	$0.45	$0.36
April 2008	$0.44	$0.35	$0.45	$0.36
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

Directors’ Powers and Conflicts of Interest
Section 16.4 of the Company’s Articles stipulates that a Director who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with his or her duty or interest as a Director must disclose the nature and extent of the conflict to the board of directors as required by the BCBCA. Section 16.2 of the Articles of the Company stipulate that a Director who holds a material interest, directly or indirectly, in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any Directors’ resolution to approve that contract or transaction, unless all the Directors have a direct or indirect material interest in that contract or transaction, in which case any or all of those Directors may vote on such resolutions. In that circumstance, the Directors must properly disclose such interests and have the transaction approved by special resolution of shareholders, failing which they may be liable to account for any profits from such contract or transaction.
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
Section 19 of the Company’s Articles stipulates that the Directors may, from time to time, appoint officers, if any, as the Directors determine and the Directors may, at any time, terminate any such appointment. The Directors are also empowered to determine the functions and duties of an Officer. One person may hold more than one position as an Officer of the Company. Any person appointed as the chair of the board or as the managing Director must be a Director. Any other Officer need not be a Director. All appointments of officers are to be made on terms and conditions and remuneration that the Directors think fit. Officers shall hold office until their successors are elected. Vacancies occurring from time to time in these offices may be filled by the Directors.
Rights Attached to Shares
The Company has the following authorized capital stock:
•	An unlimited number of Common Shares without par value;

•	100,000,000 Class A Preference Shares with no par value, issuable in series, of which one series has been created, being 10,000,000 shares designated as Class A Preference Shares Series A Convertible without par value;

•	100,000,000 Class B Preference Shares with a par value of CAD $50 each, issuable in series, of which 2 series have been created:
•	10,000,000 shares designated as Class B Series 1 Preference Shares with a par value of CAD $50 each; and

•	10,000,000 shares designated as Class B Series 2 Preference Shares with a par value of CAD $50 each; and
•	An unlimited number of Class C Preference Shares without par value, issuable in series.
The following is a description of the rights, preferences, and restrictions attached to each class and series of our shares:
a)	Unlimited number of Common Shares without par value — Each Common Share carries the right to one vote at any general meeting of shareholders of the Company. Cumulative voting is not permitted or required. Dividends are payable on the Common Shares at the discretion of the Board of Directors. The holders of the Common Shares are not liable to further capital calls on such shares by the Company. In the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the Common Shares rank subordinate to the Class “A” Preference Shares, the Class “B” Preference Shares, and the Class “C” Preference Shares with respect to the payment of any declared but unpaid dividends and repayment of the amount of capital paid up with respect of such Class “A” Preference Shares, Class “B” Preference Shares and Class “C” Preference Shares. Thereafter, the Class “A” Preference Shares, Class “B” Preference Shares and Class “C” Preference Shares are not entitled to any further distributions and the holders of the Common Shares shall be entitled to the distribution of all residual amounts on a pro-rated basis. Except as expressly provided by any special rights and restrictions which the Directors may create, define or attach to any series of Class “A”, Class “B” or Class “C” Preference Shares (described below), the Directors of the Company may, in their discretion, declare dividends with respect to the Common Shares only or with respect to any other class or series of shares. To date, the Class “A” Preference Shares Series A Convertible and the Class “B” Series 1 Preference Shares and the Class “B” Series 2 Preference Shares are the only Preference Shares which have been issued with a priority for payment of dividends over the Common Shares.
b)	100,000,000 Class “A” Preference Shares without par value — These shares may be issued in one or more series. The Directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “A” Preference Shares, including voting rights; however, no one series of Class “A” Preference Shares may be issued with a right to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “A” Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class “A” Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of the Class “A” Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “A” Preference Shares and the Class “B” Preference Shares (described below) shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class “A” Preference Shares and Class “B” Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class “A” Preference Shares is designated by the Board of Directors and shares in such series have been issued, the rights, privileges and conditions attached to such series of Class “A” Preference Shares may be altered or amended only by way of a special resolution passed by a majority of not less than 66 2/3% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class “A” Preference Shares.

To date, only one series of shares has been created by the Board of Directors out of the Class “A” Preference Shares, namely, 10,000,000 shares which have been designated as Class “A” Preference Shares Series A Convertible without par value (the “Series A Convertible Shares”). Each Series A Convertible Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series A Convertible Share may be converted at the option of the holder into one Common Share at any time. In each calendar year, the holders of the Series A Convertible Shares shall be entitled to receive, in priority to the Common Shares, non-cumulative dividends at a rate not exceeding CAD $0.01 per Series A Convertible Share, when, as and if so declared by the Board of Directors, in its discretion, out of the net profits and surplus of the Company properly applicable to the payment of dividends. The Series A Convertible Shares are not subject to any right of redemption at the option of the holder or the Company. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared or accrued but unpaid, the holders of the Series A Convertible Shares shall be entitled to be paid the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company, but in subordination to payment of the paid up capital plus any accrued but unpaid dividends on the Class “B” Preference Shares. After such payment, the holders of the Series A Convertible Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series A Convertible Shares are fully paid.

c)	100,000,000 Class “B” Preference Shares with a par value of CAD $50.00 each — These shares may be issued in one or more series. The Directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “B” Preference Shares, including voting rights; however, no one series of Class “B” Preference Shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “B” Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class “B” Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of Class “B” Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “A”

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

To date, two series of shares has been created and issued by the Board of Directors out of the Class “B” Preference Shares, namely:
•	10,000,000 shares which have been designated as Class “B” Series 1 Preference Shares with a par value of CAD $50.00 each (the “Series 1 Preference Shares”). Each Series 1 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 1 Preference Share may be converted at the option of the holder into 45.5 Common Shares at any time. The Company has the right to require the shareholders of the Series 1 Preference Shares to convert each such share into 45.5 Common Shares if (i) at any time after 13 months following the issuance of the Series 1 Preference Share, the closing trade price of the Company’s Common Shares exceeds CAD $2.00 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its Common Shares for more than $40,000,000 at a price per Common Share greater than CAD $2.20. The holders of the Series 1 Preference Shares shall be entitled to receive in each calendar year cumulative dividends at a rate of CAD $3.00 per Series 1 Preference Share, out of the monies of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares or Class “A” Preference Shares. The Series 1 Preference Shares are redeemable at the option of the Company at any time after the fifth anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Series 1 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Series 1 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or Class “A” Preference Shares. After such payment, the holders of the Series 1 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series 1 Preference Shares were fully paid. There are currently none outstanding.

•	10,000,000 million shares which have been designated as Class “B” Series 2 Preference Shares with a par value of CAD $50.00 each (the “Series 2 Preference Shares”). Each Series 2 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 2 Preference Share may be converted at the option of the holder into 58.82353 Common Shares at any time. The Company has the right to require the shareholders of the Series 2 Preference Shares to convert each such share into 58.82353 Common Shares if (i) at any time after 12 months following the issuance of the Series 2 Preference Share, the closing trade price of the Company’s Common Shares exceeds CAD $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its Common Shares for more than CAD $40,000,000 at a price per Common Share greater than CAD

$1.70. The holders of the Series 2 Preference Shares shall be entitled to receive in each calendar year cumulative dividends at a rate of 7% per annum, out of the monies of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares, Class “A” Preference Shares and any other shares ranking junior to the Series 2 Preference Shares. The Series 2 Preference Shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% and payment of all accrued but unpaid dividends on such shares. The Series 2 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Series 2 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or Class “A” Preference Shares. After such payment, the holders of the Series 2 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series 2 Preference Shares are fully paid; and
d)	An unlimited number of “C” Preference Shares without par value — These shares may be issued in one or more series. The Directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “C” Preference Shares, including voting rights; however, no one series of Class “C” Preference Shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “C” Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class “C” Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of Class “C” Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “C” Preference Shares described above shall be entitled to be paid such amount as the special rights and restrictions attached to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares and any other shares ranking junior to the Class “C” Preference Shares. After such payment, the holders of the Class “C” Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any series. Once a series of Class “C” Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class “C” Preference Shares may be altered or amended only by a special resolution passed by a majority of not less than 66 2/3% of the votes cast by holders of Class “C” Preference Shares at a meeting of the holders of that series of shares. To date, no series of shares has been designated by the Board of Directors out of the Class “C” Preference Shares.
Our Articles do not contain a description of our objectives and purposes.
Alteration of the Rights of Shareholders
No rights, privileges or restrictions attached to any class or series of shares of the Company may be altered except with the approval by special resolution passed by the holders of not less than 66 2/3% of the votes represented in person or by proxy at a duly convened general meeting of the holders of that class or series of shares.

There are no limitations in the Company’s Articles on the rights of non-resident or foreign owners to hold or vote any shares of the Company.
Shareholders’ Meetings
The BCBCA requires the Directors of the Company to call an annual general meeting of shareholders at least once every calendar year and not later than fifteen months after the last annual general meeting. Every general meeting, other than an annual general meeting, shall be called a special meeting. The Directors may, whenever they think fit, convene a special general meeting.
Notice of a meeting must specify the place, the day, and the hour of meeting and, in case of special business, the general nature of that business. The accidental omission to give notice of any meeting to or the non-receipt of any notice by any of the shareholders entitled to receive notice does not invalidate any proceedings at that meeting.
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
Section 11.6 of the Company’s Articles stipulates that no business, other than the election of a Chair and the adjournment or termination of the meeting, shall be conducted at any general meeting unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting. A quorum is one shareholder present in person or by proxy or, if it is a corporation, partnership, trust or other non-individual legal entity, represented in accordance with the BCBCA, holding not less than one voting share of the Company. If within half an hour from the time appointed for a meeting, a quorum is not present, in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.
The Articles stipulate that the Chair of the Board, or in his absence, the President of the Company, or in his absence one of the Directors present shall preside as Chair of every general meeting.
The Chair of a general meeting may with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
Unless the Directors otherwise determine, the instrument appointing a proxy holder and the power of attorney or other authority, if any, under which it is signed or a notarized, or a certified copy thereof shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than 48 hours before the time for holding the meeting at which the proxy holder proposes to vote.
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

No other person is entitled to receive notice of general meetings, except for Directors and the Company’s auditor.
A copy of the Articles was previously filed with the Company’s Form 20-F, on May 31, 2005, and is listed as Exhibit 1.1 to this annual report.
Shareholder rights plan
On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies. On March 19, 2007, the Board of Directors carried a resolution regarding the continued existence of the Rights Plan as amended and restated as of March 19, 2007, subject to receipt of shareholder approval, for an additional three year period. The continued existence of the Rights Plan was approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on April 19, 2007.
The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.
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
C. Material Contracts.
The material contracts signed or in effect during the two years preceding publication of this annual report, not entered into in the ordinary course of business and not described elsewhere in this annual report are as follows:
On November 28, 2006 the Company, through its subsidiary, Offshore Systems Ltd., signed a prime contract with the United Kingdom Ministry of Defence (MoD) to deliver Warship Automatic Identification Systems (W-AIS) valued at approximately $29 million, including all options. The contract contains classified information and the United Kingdom Government has determined that any loss, misuse, or unauthorized access, disclosure or modification could adversely affect national security of the United Kingdom. In the U.S., this contract must be safeguarded in accordance with Department of Defence National Industrial Security Program Operating Manual (NISPOM), DoD 5220.22-M dated January 1995 and, therefore, a copy of this contract could not be disclosed with the Company’s Form 20-F on May 16, 2007.
United Kingdom Ministry of Defence W-AIS Contract Update
The W-AIS contract is the Company’s first prime contract with the Ministry of Defence and the largest contract award for the Company. The contract required the Company to develop a customized solution for the customer and to deliver 105 systems for installation on 71 naval ships, submarines and related shore facilities. The following provides an update on the activities that have occurred since the Company was awarded the contract on November 28, 2006.

The contract has multiple deliverables one of which is a software component. The main contract elements are:
•	Supply of W-AIS systems — software and hardware components

•	Installation of W-AIS systems

•	Four-year support and maintenance program

•	Twenty-six year long-term support and maintenance program
The Company was able to establish fair value through VSOE on the multiple elements of the contract with the exception of the supply of the W-AIS systems. For the supply of W-AIS systems, fair value was established using the residual method. For the installation of the W-AIS systems, VSOE was established using standard third party subcontractor rates. Installation of the W-AIS systems is not essential to the functionality of the other elements of the contract and therefore in accordance with SOP 97-2 and EITF 00-21 was accounted for as a separate element of the contract. For the four-year and twenty-six year long-term support and maintenance programs (collectively the “post contract support” or “PCS”), the Company uses the renewal approach to determine the VSOE of fair value for PCS. The installation of the W-AIS systems on the 71 naval ships, submarines and related shore facilities was not essential to the functionality of the others elements of the contract as these services can be performed by third-party subcontractors and the installation does not involve any production, modification or customization of the software.
The software component of this contract is more than incidental to the functionality of hardware and therefore, in accordance with SOP 97-2, the software and hardware are treated as one element. The Company determined that the contract involved significant customization of one of its existing product to meet the customer’s contract requirements and therefore in accordance with SOP 97-2, the supply of W-AIS systems was accounted for in accordance with ARB No. 45 and SOP 81-1.
Under SOP 81-1, the Company has determined that the most reliable input measure is labor dollars for the supply of the W-AIS systems. This measurement provides the most reliable estimate of progress and is used by the Company in project management. The Company received the Invitation To Tender (“ITT”) on February 6, 2006. The ITT contained the detailed specifications that allowed the Company to start the software customization. Although the contract was not signed until November 28, 2006, the Company was informed that it was selected as the preferred bidder and contract negotiations commenced August 2006. Customization of the software to meet the customer’s specifications and integration with the hardware began in May 2006 and was completed in November 2006. Over $5 million dollars in revenue was recognized in November 2006. Revenue recognized in November 2006 related to the development of the customized software and hardware solution for the customer to be installed on naval ships, submarines and related shore facilities.
Installation revenue is recognized once the installation has been completed. As of April 30, 2008, thirty-four systems have been installed. It is expected that the remainder of the installations will be completed by October 2010. For post contract support, revenue is recognized ratably over the term of the post contract support upon completion of the installation of the first W-AIS system. Revenue recognized in fiscal year 2007 was $2.1 million which related to the completion of the customized solution for the customer, the installation of the customized systems on naval ships, submarines and related shore facilities and the support and maintenance program.
The accounts receivable outstanding for the W-AIS contract at November 30, 2007 was $2.9 million which represents 22% of the total accounts receivable at year end. As at May 26, 2008, 68% of accounts receivable outstanding at November 30, 2007 was collected. The unpaid amounts represent unbilled accounts receivable that will be invoiced to the customer in accordance with the prescribed contract terms.

On March 8, 2005, the Company entered into a contract with C.E. Unterberg, Towbin, LLC, a Delaware limited liability company (CEUT) whereby CEUT was engaged to provide financial advisory and investment banking services to the Company. CEUT was retained to act as the Company’s exclusive financial advisor with respect to the best efforts private placement transaction of up to 19,500 units for an aggregate total of $16 million. Each unit is comprised of 20 voting Class B Series 2 Preference Shares (Preference Shares) and 588 share purchase warrants (warrants). As compensation for the services rendered by CEUT, the Company paid CEUT a cash fee equal to $823,000. In addition, the Company issued 579,064 warrants to CEUT in connection with the private placement. A copy of this contract was previously filed with the Company’s Form 20-F, on May 31, 2005, and is listed as Exhibit 4.7 to this annual report.
In March and April 2005, the Company entered into a number of subscription agreements with various institutional investors in connection with the private placement of Class B Series 2 Preference Shares and share purchase warrants. On April 11, 2005, the Company completed the private placement in the aggregate amount of $16 million through the sale of 19,500 units, with each unit comprised of 20 voting Class B Series 2 Preference Shares and 588 share purchase warrants. The issue price was CAD $1,000.01 per unit. Each Class B preference share is convertible at the option of the holder at any time into 58.82 of the Company’s Common Shares, calculated by dividing the issue price of CAD $50.00 for each Preference Share by the conversion price of CAD $0.85. Each warrant entitles the holder to purchase one of the Company’s Common Shares at the exercise price of CAD $0.85 within the next five years from the date of the closing. A copy of this form of subscription agreement was previously filed with the Company’s Form 20-F, on May 31, 2005, and is listed as Exhibit 4.9 to this annual report.
On December 14, 2005, OSI Geospatial Inc. completed the acquisition of U.S.-based CHI Systems Inc. for a combination of cash and stock valued at approximately $9.0 million. The acquisition is expected to approximately double the Company’s revenue and employee base. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. military services and key defense prime contractors. On February 27, 2006 the Company filed on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition. A copy of the CHI Systems Share Purchase Agreement was previously filed with the Company’s Form 20-F on May 30, 2006, and is listed as Exhibit 4.11 to this annual report.
D. Exchange controls.
There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of the Company’s securities, other than withholding tax requirements. See “Taxation” below.
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
To the extent the Company owns at least 25% by value of the shares of another corporation; the Company is treated for purposes of the PFIC tests as owning the Company’s proportionate share of the assets of such corporation, and as receiving directly the Company’s proportionate share of the income of such corporation.
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
Not applicable.
G. Statement by experts.
Not applicable.
H. Documents on display.
You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s Public Reference Room located at 100 F Street NE, Washington, D.C. 20549. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at www.sec.gov. The public may obtain information on the operation of the Public Reference Room and their copy charges by calling the SEC at 1-800-SEC-0330.
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
I. Subsidiary information.
For more information on the Company’s subsidiaries, see “Item 4.C — Information on the Company—Organizational Structure” and refer to Exhibit 8.1 to this annual report.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
The Company has exposure to the following risks from its use of financial instruments: foreign exchange risk, interest rate risk, and credit risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.
Foreign Exchange Risk
The Company’s Canadian subsidiaries enter into transactions denominated in U.S. dollars, UK pounds, Australian dollars and Euros and as such their revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to the functional currency, the Canadian dollar. See “Item 3.D. Key Information — Risk Factors” for further explanation of the impact of inflation and the fluctuation of currencies.
The Company’s Canadian subsidiaries use foreign exchange forward contracts to mitigate the foreign exchange exposure related to transactions denominated in U.S. dollars, UK pounds, Australian dollars and Euros. At November 30, 2007, the Company had foreign exchange forward contracts maturing in the following year to sell US $2,200,000 (2006 — US $1,262,000), GBP 1,330,000 (2006 — GBP 107,000) and Australian $nil (2006 — Australian $500,000).
The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2007. The fair value of the above derivative financial instruments was a recorded liability in accounts payable and accrued liabilities of $137,000 at November 30, 2007 (2006 — $55,000).
For the Company’s Canadian subsidiaries, a 10% strengthening (weakening) of the Canadian dollar against each of the Great Britain pound, the United States dollar, the euro and the Australian Dollar would have decreased (increased) earnings from operations by a total of $205,000. Since the functional currency for the Company’s Canadian subsidiaries is Canadian dollars, a 10% strengthening (weakening) of the Canadian dollar against the U.S. dollar would also impact the reporting currency balance sheet values with an offsetting adjustment of approximately $550,000 to other comprehensive income.
Interest rate risk
The Company is exposed to interest rate risk relating to any debt pursuant to a revolving credit facilities of CAD $2,000,000 and U.S. $600,000. A 1% increase (decrease) in the interest rate would have resulted in $8,000 increase in the loss of the Company for the year. To mitigate this risk, the Company maintains substantially all of its cash and cash equivalents with major financial institutions.
Credit Risk
The Company provides credit to its customers in the normal course of its operations. The Company’s credit risk review includes performing credit evaluations of the financial condition of significant customers. The Company’s customers are for the most part national and international government clients and large public customers. A significant portion of the Company’s accounts receivable is from long-time customers. Due to the low risk nature of the government clients and a history of excellent collections, provisions for doubtful accounts are made on a customer by customer basis, based on ongoing customer discussions.
The Company is exposed to non-performance by counterparties to foreign currency forward contracts. These counterparties are major financial institutions and to date, no such counterparty has failed to meet its financial obligations to the Company. Management does not believe there is a significant risk of non-performance by these counterparties because the positions with and the credit rating of these counterparties are monitored.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In thousands of U.S. dollars
	November	November
	30, 2007	30, 2006

Trade accounts receivable	$7,570	$5,143
Unbilled revenue	5,312	7,257
Technology Partnerships Canada contribution	—	269
Other	182	97
Allowance for doubtful accounts	(9)	(59)

	$13,055	$12,707

     The aging of accounts receivable at the reporting date was:

In thousands of U.S. dollars
	November	November
	30, 2007	30, 2006

Current	$5,965	$3,478
61 — 90 days	576	194
Greater than 90 days	1,029	1,471

	$7,570	$5,143

Based on historic default rates, the Company believes that there are minimal requirements for an allowance for doubtful accounts.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
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

Item 15. Controls and Procedures
As required by Rule 13a-15 under the Securities Exchange Act of 1934, management has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Form 20-F, being November 30, 2007. This evaluation was carried out under the supervision and with the participation of the Company’s management, including our principal executive officer and our principal financial officer. Based upon that evaluation, management has concluded that the Company’s disclosure controls and procedures are effective.
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Since the end of the period covered by this Form 20-F, there has been no change to the Company’s disclosure controls and procedures that has materially affected, or that is reasonably likely to materially affect, its disclosure controls and procedures.
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a— 15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:
1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets and its consolidated entities;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of its assets that could have a material effect on the consolidated financial statements.
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
As of the end of the period covered by this Form 20-F, there has been no change to the Company’s internal controls over financial reporting that has materially affected, or that is reasonably likely to materially affect, its internal controls over financial reporting.
Item 16. [Reserved]
Not applicable.

Item 16A. Audit committee financial expert
All of the members of the Audit Committee are financially literate and the Company’s Board of Directors has determined that Donald W. Young, Chair of the Audit Committee, meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Young is independent as defined by NASDAQ.
Item 16B. Code of ethics
The Company has adopted a Code of Ethics that applies to its Directors, Chief Executive Officer, President, Chief Financial Officer, Controller and all other senior officers and persons performing similar functions regardless of their titles. It also applies to persons listed in this annual report who hold those offices in any of the Company’s subsidiaries, or are persons performing similar functions. The Company’s current code of Ethics was previously filed with the Company’s Form 20-F on May 16, 2007, and is listed as Exhibit 11.1 to this annual report. The Company’s Code of Ethics has also been posted on the Company’s website: www.osigeospatial.com.
The Company also undertakes in this Form 20-F Annual Report filed with the Commission to provide to any person without charge, upon request, a copy of its Code of Ethics. Any such request may be made by contacting the Company at the address or telephone number shown in “Item 4 Information on the Company” of this Form 20-F.
Item 16C. Principal Accountant Fees and Services
Ernst & Young LLP (“E&Y”) was recommended for appointment as the Company’s independent auditor for the fiscal year ended November 30, 2007 by the Audit Committee and the Board of Directors in February 2007 and appointed the Company’s independent auditor by the shareholders of the Company at the Company’s Annual General Meeting of April 9, 2007. Ernst & Young LLP was first appointed auditor on April 17, 2003.
The chart below sets forth the total amount billed to the Company by the Company’s independent auditors for services performed in the years 2007 and 2006, and breaks down these amounts by category of service:

Financial Year ending November 30	2007	2006

Audit fees (1)	$342,588	$322,939
Audit-related fees (2)	—	223,778
Tax fees (3)	115,355	108,734
All other fees (4)	4,545	2,490

(1)	“Audit Fees” consist of fees billed by E&Y for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements.

(2)	“Audit-Related Fees” consist of fees billed by E&Y for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit Fees.” For fiscal year 2006, these fees of $223,778 were for the financial statement audit of CHI Systems Inc. for the years ended September 30, 2004 and 2005 that were required as part of the Business Acquisition Report the Company filed with the SEC on February 27, 2006.

(3)	“Tax Fees” consist of fees billed by E&Y for professional services rendered for tax compliance, tax advice, and tax planning for the Company and in connection with the Company’s Canadian federal and provincial tax returns and U.S. federal and state income tax returns.

(4)	“All Other Fees” consist of fees billed by E&Y for products and services other than Audit Fees, Audit-Related Fees and Tax Fees. For fiscal years 2007 and 2006, these fees were for an annual subscription to E&Y’s on-line accounting research website.
The Company has procedures for the review and pre-approval of any services performed by Ernst & Young LLP. The procedures require that all proposed engagements of Ernst & Young LLP for audit and non-audit services are submitted to the Audit Committee for approval prior to the beginning of any such services.
During 2007 and 2006, the Audit Committee pre-approved 100% of the audit and tax services, audit-related fees and all other fees.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable. The Company did not make any purchases of its own equity for itself or on behalf of any affiliate.

Part III
Item 17. Financial Statements
The following financial statements are filed as part of this annual report, together with the report of the independent auditors:
Financial Statement Schedules
Other than as set forth below, all schedules have been omitted as the required information is either not applicable or presented in the financial statements or notes thereto.
F1	Independent Auditors’ Report — November 30, 2007

F2	Consolidated Balance Sheets as at November 30, 2007 and 2006

F3	Consolidated Statements of Operations for the years ended November 30, 2007, 2006, and 2005

F4	Consolidated Statements of Shareholders’ Equity for the years ended November 30, 2007, 2006, and 2005

F5	Consolidated Statements of Comprehensive Income (Loss) for the years ended November 30, 2007, 2006, and 2005

F6	Consolidated Statements of Cash Flows for the years ended November 30, 2007, 2006, and 2005

F7	Notes to the Consolidated Financial Statements — November 30, 2007 and 2006
Item 18. Financial Statements
We are providing financial statements pursuant to Item 17.

Item 19. Exhibits

Exhibit
Number	Description

1.1(4)	Articles pursuant to The Business Corporations Act of British Columbia.

2.1(6)	Shareholder Rights Plan Agreement dated April 19, 2001 and amended and restated March 19, 2007.

4.2(2)	Contract No. W8472-OICJ 26/001/QC between Public Works and Government Services Canada and Offshore Systems Ltd. dated November 29, 2001.

4.4(3)	Contract No. 265-004-002 between Nautronix Ltd. and Offshore Systems Ltd. dated March 18, 2004.

4.6(4)	Agreement, dated April 26, 2004, between the Company and Technology Partnerships Canada.

4.7(4)	Contract between C.E. Unterberg, Towbin, LLC and Offshore Systems International Ltd. dated March 8, 2005.

4.9(4)	Form of Subscription Agreement.

4.10(4)	Letter of Intent to Acquire Mapcon Mapping Consultants Inc dated February 28, 2005.

4.11(5)	CHI Systems Inc. Purchase Agreement dated November 2, 2005.

4.12	Contract between Mr. Kenneth Kirkpatrick and OSI Geospatial Inc. dated November 7, 2005 and all amendments.*

4.13	Contract between Mr. John Sentjens and OSI Geospatial Inc. dated September 25, 2007 and all amendments.*

4.14	Contract between Mr. Wayne Hoyle and OSI Geospatial Inc. dated July 17, 2006 and all amendments.*

4.15	Contract between Mr. Marcos Riano and OSI Geospatial Inc. dated February 22, 2002 and all amendments.*

4.16	Contract between Mr. Wayne Zachary and CHI Systems Inc. dated December 14, 2005.

4.17	Contract between Mr. James Liddy and CHI Systems Inc. dated March 6, 2007.*

4.18(1)	1994 Stock option plan

4.19(1)	1996 Stock option plan

4.20(1)	1998 Stock option plan

8.1	List of Subsidiaries and Jurisdictions.

Exhibit
Number	Description

11.1(6)	Code of Ethics.

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s registration statement on Form 20-F as filed with the SEC on July 24, 2002.

(2)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2001.

(3)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2003.

(4)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2004.

(5)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2005.

(6)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2006.

*	Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for Confidential Treatment under rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSI GEOSPATIAL INC.
Dated: May 26, 2008	By:	/s/ “Ken Kirkpatrick”
Kenneth H. Kirkpatrick
President & CEO

Exhibits Attached

Exhibit
Number	Description

8.1	List of Subsidiaries and Jurisdictions

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

OSI Geospatial Inc.
Consolidated Financial Statements
November 30, 2007 and 2006
(expressed in U.S. dollars)
(Prepared in accordance with Canadian Generally Accepted Accounting Principles)

AUDITORS’ REPORT
To the Shareholders of
OSI Geospatial Inc.
We have audited the consolidated balance sheet of OSI Geospatial Inc. as at November 30, 2007 and the revised consolidated balance sheet of the Company as at November 30, 2006 and the consolidated statement of operations, shareholders’ equity, comprehensive income (loss), and cash flows for the year ended November 30, 2007 and the revised consolidated statements of operations, shareholders’ equity, comprehensive income (loss), and cash flows for the years ended November 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2007 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 3a to the consolidated financial statements, during 2007, the Company changed its accounting for financial instruments, hedges and comprehensive income.
As described in Notes 1 and 23, the consolidated financial statements of the Company as at November 30, 2006 and 2005 and for the years then ended, have been restated. We therefore withdraw our previous auditors’ report dated February 16, 2007.
“Ernst & Young”

Vancouver, Canada, February 5, 2008.	Chartered Accountants

F1

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets
As at November 30, 2007 and 2006

In thousands of U.S. dollars	2007	2006
		(restated — see
		Notes 1 & 23)

Assets

Current assets
Accounts receivable and unbilled revenue (note 6)	$13,055	$12,707
Income taxes recoverable	—	28
Inventory (note 7)	1,216	1,063
Prepaid expenses and deposits	502	534
Current portion of future income tax asset (note 17)	132	104

	14,905	14,436
Deferred development costs	97	—
Future income tax asset (note 17)	271	1
Equipment and furnishings (note 8)	1,914	1,089
Intangible and other assets (note 9)	861	794
Goodwill (note 5)	8,300	8,130

	$26,348	$24,450

Liabilities
Current liabilities
Bank indebtedness	$822	$904
Accounts payable and accrued liabilities (note 10)	5,585	4,887
Income taxes payable	179	86
Unearned revenue	392	667
Current portion of deferred rent	38	—
Current portion of future income tax liability (note 17)	25	15
Current portion of capital lease obligations (note 12)	46	—

	7,087	6,559

Deferred rent	347	—
Capital lease obligation (note 12)	200	—
Future income tax liability (note 17)	100	110

	7,734	6,669

Commitments and contingencies (note 15)

Shareholders’ Equity
Issued and outstanding
30,262 Class A, Series A preference shares (2006 — 30,262) (note 13b)	19	19
178,530 Class B, Series 2 preference shares (2006 — 279,840) (note 13c)	4,542	7,115
46,956,439 common shares (2006 — 35,137,046) (note 13d)	21,293	15,887

	25,854	23,021

Warrants (note 13f)	4,618	4,286
Contributed surplus	1,679	1,343
Accumulated deficit	(16,564)	(13,296)
Accumulated other comprehensive income	3,027	2,427

	18,614	17,781

	$26,348	$24,450

On behalf of the Board

“Raymond Johnston”	Director	“Donald Young”	Director

The accompanying notes are an integral part of the consolidated financial statements.

F2

OSI Geospatial Inc.
Consolidated Statements of Operations
For the years ended November 30, 2007, 2006 and 2005

In thousands of U.S. dollars, except share related data	2007	2006	2005
		(restated — see	(restated — see
		Notes 1 & 23)	Notes 1 & 23)

Revenue
Marine Systems	$10,219	$11,274	$8,181
Land and air systems	10,703	8,761	—
Mapping	4,404	4,102	2,945

	25,326	24,137	11,126
Cost of sales	15,560	13,484	5,696

Gross profit	9,766	10,653	5,430

Expenses
General and administrative	6,175	5,712	4,759
Engineering	1,361	1,783	1,527
Sales and marketing	3,859	2,527	2,354
Amortization	326	510	245
Interest expense	70	21	23
Interest income	(7)	(37)	(156)
Foreign exchange loss (gain)	316	(233)	90
Loss on disposal of fixed assets	9	2	4
Technology Partnerships Canada royalty (note 14)	471	493	243
Technology Partnerships Canada contribution (note 14)	—	(760)	(1,090)

	12,580	10,018	7,999

Net earnings (loss) before income taxes	(2,814)	635	(2,569)

Future income tax expense (recovery)	(298)	(364)	726
Current income tax expense	358	67	204

Income tax expense (recovery) (note 17)	60	(297)	930

Net earnings (loss)	$(2,874)	$932	$(3,499)

Net loss available to common shareholders (note 13g)	$(3,588)	$(82)	$(4,252)

Loss per share (note 13g)
Basic	$(0.09)	$0.00	$(0.15)
Diluted	$(0.09)	$0.00	$(0.15)

Weighted average number of common shares outstanding (note 13g)
Basic	41,096,261	32,381,992	27,989,832
Diluted	41,096,261	48,843,168	27,989,832

Dividends declared per share
Class B preference shares — Series 1	$—	$—	$2.36
Class B preference shares — Series 2	$1.64	$3.13	$3.52
The accompanying notes are an integral part of the consolidated financial statements.

F3

OSI Geospatial Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended November 30, 2007, 2006 and 2005

In thousands of U.S. dollars except share numbers	2007		2006		2005
			(restated — see		(restated — see
			Notes 1 & 23)		Notes 1 & 23)
	Number	Amount	Number	Amount	Number	Amount

Class A preference shares
Balance at beginning of year	30,262	$19	30,262	$19	30,262	$19

Balance at end of year	30,262	$19	30,262	$19	30,262	$19

Class B preference shares
Balance at beginning of year	279,840	$7,115	341,240	$8,669	57,711	$1,261
Repurchase of Class B Series 1 preference shares	—	—	—	—	(57,711)	(1,261)
Issue of Class B Series 2 preference shares, net	—	—	—	—	390,000	9,908
Class B preference shares converted to common shares	(101,310)	(2,573)	(61,400)	(1,560)	(48,760)	(1,239)
Share issue costs	—	—	—	6	—	—

Balance at end of year	178,530	$4,542	279,840	$7,115	341,240	$8,669

Common shares
Balance at beginning of year	35,137,046	$15,887	30,367,309	$13,515	27,488,074	$12,269
Shares issued to CHI shareholders (note 5)	—	—	1,067,975	752	—	—
Shares issued to Liddy shareholders (note 5)	300,000	129	—	—	—	—
Shares issued (note 13d)	5,560,000	3,060	—	—	—	—
Share issue costs, net of tax benefit	—	(356)	—	—	—	—
Class B preference shares converted to common shares	5,959,393	2,573	3,611,762	1,560	2,868,235	1,239
Exercise of stock options	—	—	90,000	60	11,000	7

Balance at end of year	46,956,439	$21,293	35,137,046	$15,887	30,367,309	$13,515

Warrants
Balance at beginning of year	13,788,368	$4,286	13,788,368	$4,286	1,393,301	$437
Warrants issued — net of issue costs	2,780,000	332	—	—	12,395,067	3,849

Balance at end of year	16,568,368	$4,618	13,788,368	$4,286	13,788,368	$4,286

Contributed surplus
Balance at beginning of year		$1,343		$1,239		$161
Share based broker compensation		74		—		—
Stock-based compensation		262		104		1,078

Balance at end of year		$1,679		$1,343		$1,239

Accumulated deficit
Balance at beginning of year		$(13,296)		$(13,059)		$(7,701)
Repurchase of Class B Series 1 preference shares		—		—		(1,020)
Difference between conversion consideration and carrying value of Class B Series 2 preference shares		—		(15)		—
Dividends on Class B preference shares		(382)		(1,014)		(753)
Tax expense on dividends		(12)		(140)		(86)
Net earnings (loss) for the year		(2,874)		932		(3,499)

Balance at end of year		$(16,564)		$(13,296)		$(13,059)

Accumulated other comprehensive income
Foreign currency translation adjustment
Balance at beginning of year		$2,427		$2,291		$1,691
Other comprehensive income		600		136		600

Balance at end of year		$3,027		$2,427		$2,291

Total shareholders’ equity		$18,614		$17,781		$16,960

The accompanying notes are an integral part of the consolidated financial statements.

F4

OSI Geospatial Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended November 30, 2007, 2006 and 2005

In thousands of U.S. dollars	2007	2006	2005
		(restated — see	(restated — see
		Notes 1 & 23)	Notes 1 & 23)

Net earnings (loss)	$(2,874)	$932	$(3,499)

Other comprehensive income (loss), net of taxes
Unrealized gains on translation of self-sustaining foreign operations	600	136	600

Comprehensive (loss) income for year	$(2,274)	$1,068	$(2,899)

The accompanying notes are an integral part of the consolidated financial statements.

F5

OSI Geospatial Inc.
Consolidated Statements of Cash Flows
For the years ended November 30, 2007, 2006 and 2005

In thousands of U.S. dollars	2007	2006	2005
		(restated — see	(restated — see
		Note1 & 23)	Note1 & 23)

Cash flows from (used) in operating activities
Net earnings (loss) for the year	$(2,874)	$932	$(3,499)
Items not affecting cash
Amortization	554	763	404
Loss on disposal of equipment	9	2	3
Stock-based compensation	262	104	1,078
Future income taxes	(298)	(558)	678

	(2,347)	1,243	(1,336)

Changes in non-cash working capital items
Accounts receivable	69	(1,995)	(1,222)
Inventory	47	(109)	(363)
Prepaid expenses and deposits	138	185	(362)
Accounts payable and accrued liabilities	459	809	1,079
Income taxes payable	86	(173)	131
Unearned revenue	(275)	197	356
Deferred rent	367	—	—

	891	(1,086)	(381)

	(1,456)	157	(1,717)

Cash flows used in investing activities
Purchase of Liddy International Inc. (note 5)	(25)	—	—
Purchase of CHI Systems, Inc., net of cash acquired (note 5)	—	(8,146)	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired	—	—	(973)
Decrease (increase) in restricted cash	—	189	(189)
Development costs deferred	(97)	—	—
Additions to equipment and furnishings	(400)	(290)	(70)
Additions to leaseholds	(663)	—	—
Additions to intangibles and other assets	(247)	(237)	(216)

	(1,432)	(8,484)	(1,448)

Cash flows from (used in) financing activities
(Repayments to) advances from operating line of credit	(103)	904	—
Capital lease financing	246
Issue of common shares, net of issue costs	2,812	60	7
Issue of warrants	332	—	—
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	—	13,756
Class B preference share issue costs	—	6	—
Repurchase of Class B Series 1 preference shares	—	—	(2,281)
Class B preference share dividends declared and paid	(382)	(1,014)	(753)

	2,905	(44)	10,729

Effect of foreign exchange on cash balances	(17)	149	446

Increase (decrease) in cash and cash equivalents	—	(8,222)	8,010

Cash and cash equivalents — beginning of year	—	8,222	212

Cash and cash equivalents — end of year	$—	$—	$8,222

The accompanying notes are an integral part of the consolidated financial statements.

F6

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
1	Basis of presentation

These audited consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its wholly owned subsidiaries, collectively referred to as OSI Geospatial or the Company. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and all amounts herein have been expressed in thousands of U.S. dollars unless otherwise noted. Note 22 to these financial statements presents a comparison to generally accepted acccounting principles in the United States (“U.S. GAAP”).

The annual and interim consolidated financial statements previously issued in 2005 and 2006 were prepared in accordance with “U.S. GAAP”. These previously released financial statements included a reconciliation to Canadian GAAP. The Company has restated all comparative amounts presented in the financial statements in accordance with Canadian GAAP. In the process of this restatement to Canadian GAAP, certain GAAP differences that were previously not identified in prior years’ GAAP reconciliation notes to the financial statements have now been identified and corrected. See Note 23 for additional information.

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favour of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

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

a) Changes in accounting policies relating to the adoption of Canadian GAAP

In line with the conversion to Canadian GAAP referred to in Note 1 above, the Company has adopted the provisions of CICA Handbook Section 3855 Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861 Financial Instruments — Presentation and Disclosure, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income. These provisions became effective for the fiscal year beginning December 1, 2006, and have been applied retroactively.
(i)	Financial Instruments — Recognition and Measurement

This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires that all financial assets and liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instruments. All financial instruments must be classified as one of the following categories: held for trading, held to maturity, loans and receivables, available for sale assets and other financial liabilities.

The financial assets categorized as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instruments as held for trading on initial recognition or adoption of this standard, even if that instrument would not

F7

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
otherwise meet the definition of held for trading as specified in Section 3855. The Company’s financial instruments classified as held for trading have included forward contracts and marketable securities, when used. The Company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income.

Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The Company currently has no assets classified as available for sale.

The financial assets and liabilities classified as loans and receivables, held to maturity and other liabilities are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of adoption of Section 3855.

(ii)	Hedges

This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The changes in the fair value of the hedging derivatives will be recognized in net earnings or accumulated other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The Company does not currently have any hedges and as a result there is no change on adoption of Section 3865.

(iii)	Comprehensive Income

This section establishes standards for the reporting and disclosure of other comprehensive income [“OCI”] in a new category, Accumulated Other Comprehensive Income, which will be included in shareholders’ equity on the consolidated balance sheet. Comprehensive income includes all changes in equity of the Company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in Accumulated Other Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations.

The adoption of Section 1530 alongside with the conversion to Canadian GAAP has not resulted in any change in disclosure on the Company’s balance sheet. The Company has presented a Statement of Other Comprehensive Income in the consolidated financial statements.
b) Change in reporting currency

Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change resulted from the acquisition of CHI Systems Inc. which increased the overall proportion of business activities of the OSI Geospatial Inc. Group of Companies conducted in U.S. dollars. The change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the period, while earnings were translated at the average rate for period. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.

F8

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
c) Recent pronouncements

The following recent pronouncements issued by the CICA will be monitored by the Company:

The CICA has issued two accounting standards related to the disclosure and presentation of financial instruments. CICA Handbook Section 3862 Financial Instruments — Disclosure and CICA Handbook Section 3863 Financial Instruments — Presentation, which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. These standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.

The CICA has issued CICA Handbook Section 1535 Capital Disclosures which will require disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The CICA has issued CICA Handbook Section 3031 Inventories which will replace CICA 3030 Inventories. CICA 3031 will create changes from current practice, including the reversal of impairment write-downs, which is not permitted currently and more extensive disclosure. The section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

The CICA has issued CICA Handbook Section 3064 Goodwill and Intangible Assets which replaces Section 3062 Goodwill and Other Intangibles and Section 3450 Research and Development Costs. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including the development, maintenance or enhancement of intangible resources such as scientific or technical knowledge, design and implementation of new processes or systems, licenses, intellectual property, market knowledge and trademarks. This Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

The Company is assessing the impact on its consolidated financial statements of the above recent pronouncements.

4	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 22. The following is a summary of significance accounting principles used in the preparation of these consolidated financial statements.

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

b)	Foreign currency translation

The Company’s Canadian subsidiaries’ functional currency is Canadian Dollar. The Company’s United States subsidiaries’ functional currency is United States Dollars.

Monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. Revenue and expenses are translated at the average exchange rate

F9

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
prevailing during the period. Foreign currency translation gains and losses are included in income in the period in which they occur.

The cumulative foreign currency translation adjustment included under accumulated other comprehensive income within shareholders’ equity on the consolidated balance sheets relates to the unrealized foreign currency translation gains or losses of Canadian subsidiaries. Financial statements of Canadian subsidiaries, all of which are self-sustaining, are translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period.

c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

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

Materials and components are stated at the lower of cost and net realizable value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated replacement or net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

g)	Research and development costs

The Company annually incurs costs on activities that relate to the research and development of new products.

Research costs are expensed in the period incurred.

Product development costs include investigative and development expenditures incurred on specific potential products. These costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.

F10

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
h)	Equipment and furnishings

Equipment, furniture and fixtures and leasehold improvements are recorded at cost less accumulated amortization. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Equipment	Declining balance	20 — 25
Furniture and fixtures	Declining balance	20
Leasehold improvements	Straight line	10
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

i)	Intangible and other assets

Intangible and other assets are recorded at cost less accumulated amortization. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Computer software	Declining balance	33
Customer contracts	Straight line	33 — 100
Customer relationships	Straight line	10 — 25
Security clearance	Straight line	17
Licenses and patents	Declining balance	10
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

j)	Leases

Leases are classified as either capital or operating leases. A lease that transfers substantially all benefits and risks incidental to the ownership of property is classified as a capital lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. At the inception of a capital lease, an asset and a lease obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair value at the beginning of such lease. Assets recorded under the capital leases are amortized over the estimated useful lives of the respective assets on commencement of use of the related assets.

k)	Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. The Company evaluates, on at least an annual basis, the carrying amounts of goodwill for impairment. To accomplish this, the Company compares the fair value of the reporting unit to the carrying amount. If the carrying value of the reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the fair value of the reporting unit goodwill to the carrying amount and any excess would be written off. Any impairment of goodwill would be recognized as an expense in the period of impairment, and subsequent reversals of impairment are prohibited. The Company performs its testing for impairment of goodwill and other intangible assets on an annual basis. Based on testing performed as of November 30, 2007, there was no impairment.

F11

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
l)	Lease inducements

Lease inducements are recorded on the balance sheet as deferred rent and are amortized against rent expense over 10 years, the economic life of the lease, on a straight line basis.

m)	Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using substantially enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against future tax assets to the extent that the Company does not consider them to be more likely than not of being realized.

n)	Revenue recognition

International Systems Operations and US Systems Operations

The Company recognizes revenue from the sale of systems and software licenses upon the transfer of title and software locks to the customer, so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection is reasonably assured, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance. The Company uses the residual method to recognize revenue on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenue related to the undelivered element is deferred based on vendor-specific objective evidence (“VSOE”) of the fair value of the undelivered element. If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements are delivered.

The Company recognizes revenue from the sales of hardware products upon the transfer of title of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured.

The Company also enters into contracts that are primarily fixed fee arrangements to render specific consulting and software modification services. The percentage of completion method is applied to these more complex contracts that involve the provision of services relating to the design or building of complex systems that require significant modification and that are essential to the functionality of other elements in the arrangement. Under this method, revenue is recognized using the percentage of completion basis and is calculated based on actual labour dollars incurred compared to the estimated total labour dollars for the services under the arrangement, so long as persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured. If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received by the Company from the customer.

Service revenues consist of revenues from consulting, implementation, training, integration services and research and development services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of these services. For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines VSOE of fair value for these services based upon normal pricing and discounting practices for these services when sold separately. These services contracts are primarily time and material based contracts. Revenue from these services is recognized at the time such services are rendered by the Company so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together. The Company endeavours to establish

F12

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
VSOE of the fair value of the undelivered PCS element based on the contracted price for standalone PCS services previously provided. The Company’s multiple-element sales arrangements may include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS.

PCS revenue associated with systems and software licenses is recognized rateably over the term of the PCS period, so long as persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured. PCS revenue may include software license updates, rights to unspecified software product revisions addressing latent defects, maintenance releases and patches released during the term of the PCS period. PCS revenue may also include hardware maintenance and upgrades throughout the PCS period including maintaining the continual performance standards of the hardware, making modifications, alterations and repairs as required and other hardware related support services.

Revenue under bill-and-hold arrangements is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Mapping Operations

Revenue from mapping services are recognized using the proportional performance method of accounting, whereby revenue in the period are based on the output completed to total units of work to be completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Revenue from the sale of mapping products is recorded at the time of delivery of the product to the customer so long as persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, and collection is reasonably assured.

o)	Unbilled revenue

Unbilled revenue is revenue that has been recognized using the percentage of completion or the proportional performance methods of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded.

p)	Unearned revenue

Unearned revenue is amounts that have been billed to the customer but have not been recognized in revenue.

q)	Government assistance

Government assistance is recorded when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statements of operations. The liability to repay government assistance is recognized as an expense in the period in which conditions arise that cause the government assistance to be repayable.

F13

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
r)	Stock-based compensation

The Company has stock option plans as described in note 13. The Company uses the fair value method to account for such plans. Under this method, the Company measures the fair value of stock-based awards as of the grant date and recognizes the cost as an expense on a straight-line basis over the applicable vesting period with a corresponding increase in contributed surplus. When stock-based compensation awards vest, contributed surplus is reduced by the applicable amount and share capital is increased by the same amount.

s)	Earnings per share

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

t)	Guarantees

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

u)	Derivative financial instruments

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

Changes in fair value of foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs or revenue when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the consolidated balance sheets with the changes in fair value being recorded in the consolidated statement of operations each period.

The Company purchases foreign exchange forward contracts to mitigate the exposure to sales and the related accounts receivable to customers denominated in U.S. dollars, UK pounds, Australian dollars and Euros.

F14

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
5	Acquisitions

a) Liddy International Inc.

On April 23, 2007, the Company through its subsidiary CHI Systems, Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defence contracting company and established Layered Security Solutions (“LSS”). LSS provides business continuity solutions against hazards and has the capability to develop deterrence, response and recovery strategies designed to deal with global threats to business and government. Under the terms of the agreement, the Company paid approximately $154,000 for assets and goodwill of Liddy, of which $25,000 was paid in cash with the balance paid by the issuance of 300,000 common shares of the Company of which 200,000 common shares are held in escrow subject to the satisfaction of certain contractual provisions.

The following table summarizes the fair value of the assets acquired by the Company at April 23, 2007, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired were recorded at their fair values at April 23, 2007. The excess of the purchase price over the fair market value was recorded as goodwill.

In thousands of U.S. dollars
Assets
Furniture and Fixtures	$8
Computer Equipment	17
Goodwill	170

Total assets acquired	195

Net assets acquired (cash and common share consideration)	154
Direct acquisition costs incurred by the Company	41

Total acquisition costs	$195

Less fair value of net identifiable assets acquired	25

Goodwill	$170

b) Mapcon Mapping Consultants Inc,

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

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at April 1, 2005. The excess of the purchase price over the fair market value of $403,000 was recorded as goodwill.

c) CHI Systems Inc.

On December 14, 2005, the Company acquired CHI Systems, Inc. (“CHI Systems”), a United States defence contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defence prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005. The acquisition was accounted for using the purchase method

F15

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
whereby assets acquired and liabilities assumed were recorded at their fair values at December 14, 2005. The excess of the purchase price over the fair market value was recorded as goodwill as highlighted below.

In thousands of U.S. dollars
Assets
Current assets	$2,058
Plant and equipment	225
Intangible and other assets	439
Goodwill	7,727

Total assets acquired	$10,449

Liabilities
Current liabilities not including future tax liabilities	720
Future tax liabilities	181

Total liabilities assumed	$901

Net assets acquired (cash and common share consideration)	$8,849
Direct acquisition costs incurred by the Company	699

Total acquisition costs	9,548

Less fair value of net identifiable assets acquired	1,821

Goodwill	$7,727

Cash of acquired operations	$627

The fair value of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to CHI Systems.
The following table presents details of the purchased intangible assets:

In thousands of U.S. dollars
	Estimated useful life	Amount

Patents	5 years	$6
Customer contracts	2 to 36 months	158
Security clearance	6 years	275

Total intangible assets		$439

6	Accounts receivable and unbilled revenue

In thousands of U.S. dollars	November 30,
	2007	2006

Trade	$7,570	$5,143
Unbilled revenue	5,312	7,257
Technology Partnerships Canada contribution	—	269
Other	182	97
Allowance for doubtful accounts	(9)	(59)

	$13,055	$12,707

As at November 30, 2007, government contract trade receivables were $3,506,000 (2006 - $4,044,000) and unbilled government contract revenues were $5,003,000 (2006 — $6,680,000).

F16

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
7	Inventory

In thousands of U.S. dollars	November 30,
	2007	2006

Materials and components	$1,012	$958
Finished goods	204	105

	$1,216	$1,063

8	Equipment and furnishings

In thousands of U.S. dollars	November 30, 2007
		Accumulated
	Cost	Amortization	Net Amount

Equipment	$5,468	$4,399	$1,069
Furniture and fixtures	728	554	174
Leasehold improvements	751	80	671

	$6,947	$5,033	$1,914

In thousands of U.S. dollars	November 30, 2006
		Accumulated
	Cost	Amortization	Net Amount

Equipment	$4,638	$3,713	$925
Furniture and fixtures	599	482	117
Leasehold improvements	300	253	47

	$5,537	$4,448	$1,089

9	Intangible and other assets

In thousands of U.S. dollars	November 30, 2007
		Accumulated
	Cost	Amortization	Net Amount

Computer software	$1,583	$1,050	$533
Customer contracts	288	286	2
Customer relationships	160	64	96
Security clearance	275	92	183
Licenses and patents	85	38	47

	$2,391	$1,530	$861

F17

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006

In thousands of U.S. dollars	November 30, 2006
		Accumulated
	Cost	Amortization	Net Amount

Computer software	$1,189	$791	$398
Customer contracts	288	278	10
Customer relationships	160	42	118
Security clearance	275	46	229
Licenses and patents	80	41	39

	$1,992	$1,198	$794

The aggregate amortization expense for intangible assets for the fiscal year was $219,000 (2006 — $288,000, 2005 — $81,000).
10	Accounts payable and accrued liabilities

In thousands of U.S. dollars	November 30,
	2007	2006

Trade	$1,798	$2,016
Accrued employee compensation	1,542	1,318
Accrued employee benefits and payroll deductions	217	280
Accrued royalties (note 14)	472	490
Other accrued liabilities	1,556	783

	$5,585	$4,887

11	Credit facilities
The Company has certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2007 was 6.25% (2006 — 6.00%). The Company also has an operating line with a U.S. chartered bank which bears interest at the bank’s prime lending rate plus 0.5%. The prime lending rate at November 30, 2007 was 7.5% (2006 — 8.25%). Funds drawn on the operating lines and the standby letters of credit are repayable on demand. The Company utilizes letters of credit to back certain performance obligations with its customers. As of November 30, 2007 and 2006, no letters of credit were issued.
The maximum amount available to the Company under the operating lines are CAD $2,000,000 and US $600,000. The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., Mapcon Mapping Ltd. and Mapcon Mapping Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement.
The Company has a foreign exchange facility with a Canadian chartered bank whereby it can enter into forward foreign exchange contracts. The maximum facility is based on a bank formula for deemed risk and is calculated using recent volatility in the currency of the contract as well as the length of the contract. At November 30, 2007, our foreign exchange facility would enable the Company to enter into USD denominated forward foreign exchange contracts for approximately US $7 million. As at November 30, 2007, the Company has drawn on it forward foreign exchange contract facility in the amount of US $4.9 million (2006: $nil). A foreign exchange loss of $137,000 (2006: nil) has been included in other liabilities.

F18

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
12	Capital lease obligation
Finance leases have been established for the purchase of certain capital assets with terms ranging from three to five years. The lease obligations are capitalized at the lease inception at the lower of fair value of the leased property and the present value of the minimum lease payments. The weighted average interest rate implicit in the leases is approximately 4%.
Commitments in relation to capital leases are payable as follows:

In thousands of U.S. dollars	November 30,
	2007	2006

Within one year	$89	$—
Later than one year but less than five years	222	—

Minimum lease payments	311	—
Future financing charges	(65)	—

Recognized as a liability	246	—

Less: current portion	(46)	—

Long term portion of capital lease obligation	$200	—

13	Capital Stock
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
The Company has 30,262 (November 30, 2006 — 30,262) Class A preference shares outstanding. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
c.      Class B Series 2 preference shares
Each Series 2 preference share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. The Company has the right to require the shareholders of the preference shares to convert each such share into 58.8235 common shares if (i) at any time after 13 months following the issuance of the preference shares, the closing trade price of the Company’s common shares exceeds CAD $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its common shares for more than CAD$40 million at a price per common share greater than CAD $1.70. The preference shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% of the original issue price. The preference shares are not subject to any right of redemption at the option of the holder.

F19

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
During the fiscal year 2007, 101,310 preference shares were converted into 5,959,393 common shares (2006 — 61,400 preference shares were converted into 3,611,762 common). The Class B preference shares were reduced, and the common shares were increased by $2.6 million (2006 - $1.6 million), the carrying value of the shares converted.
d.	Common shares
On July 31, 2007, the Company closed a private placement offering resulting in the placement of 5,560,000 units (the “Units”) of the Company at a price of $0.65 per Unit, for gross proceeds of $3.4 million. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.80 per common share for a period of 24 months expiring July 31, 2009.
The gross proceeds from the private placement were allocated as follows: $3.1 million was allocated to the 5,560,000 common shares issued and $332,000 was allocated to the 2,780,000 warrants issued. Share issue costs associated with the private placement amounted to $356,000 and included a $74,000 broker compensation warrant entitling the broker to purchase up to 333,600 Units of the Company at a price of $0.65 per Unit for a period of 24 months from the closing of the offering.
An additional 300,000 common shares were issued as part of the Liddy acquisition (note 5a).
e.	Stock option plans
The Company has established three stock option plans under which stock options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,274,494 are available for future granting. The exercise price of stock options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that stock options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Stock options granted to directors, management and employees vest over periods ranging from immediately to five years.

F20

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
A summary of the status of the Company’s stock option plans at November 30 is as follows:

In Canadian dollars	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	shares	price	shares	price	shares	price

Outstanding — beginning of year	3,417,584	$0.95	3,674,417	$0.81	2,254,047	$0.94
Granted	1,150,000	0.55	247,500	0.65	3,054,666	0.79
Exercised	—	—	(90,000)	0.73	(11,000)	0.65
Forfeited	(273,000)	0.90	(196,000)	0.82	(18,384)	0.80
Surrendered	—	—	—	—	(632,784)	0.87
Expired	(698,418)	1.08	(218,333)	0.87	(972,128)	0.98

Outstanding — end of year	3,596,166	$0.80	3,417,584	$0.83	3,674,417	$0.82

Exercisable — end of year	3,531,582	$0.80	3,417,584	$0.83	3,378,417	$0.81

A summary of the Company’s stock options outstanding and exercisable at November 30, 2007 is as follows:

In Canadian dollars	Options outstanding			Options exercisable
		Weighted
		average
	Number	remaining	Weighted	Number	Weighted
Range of	outstanding	contractual	average	exercisable	average
Exercise	at November	life	exercise	at November	exercise
prices	30, 2007	(years)	price	30, 2007	price

$0.46 — 0.63	980,000	4.72	$0.53	915,416	$0.52
0.64 — 0.96	1,725,166	2.94	0.86	1,725,166	0.86
0.97 — 1,21	891,000	2.72	0.99	891,000	0.99

$0.46 — 1.21	3,596,166	3.37	$0.80	3,531,582	$0.80

A summary of the Company’s stock options outstanding and exercisable at November 30, 2006 is as follows:

In Canadian dollars	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	outstanding at	average
Range of	November 30,	contractual life	exercise	November 30,	exercise
exercise prices	2006	(years)	price	2006	price

$0.64 — 0.96	2,902,916	3.58	$0.80	2,902,916	$0.80
0.97 — 1.21	514,668	0.35	1.00	514,668	1.00

$0.64 — 1.21	3,417,584	3.10	$0.83	3,417,584	$0.83

F21

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
A summary of the Company’s stock options outstanding and exercisable at November 30, 2005 is as follows:

In Canadian dollars	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	outstanding at	average
Range of	November 30,	contractual life	exercise	November 30,	exercise
exercise prices	2005	(years)	price	2005	price
$0.64 — 0.96	3,101,416	4.19	$0.79	2,951,416	$0.79
0.97 — 1.21	573,001	1.26	0.98	427,001	0.98

$0.64 — 1.21	3,674,417	3.73	$0.82	3,378,417	$0.81

     Stock-based compensation
For the year ended November 30, 2007, the Company incurred non-cash stock-based compensation expense of $262,000 (2006 — $104,000, 2005 — $1,078,000) related to 1,150,000 stock options granted. Of the options granted in the year ended November 30, 2007, 1,046,000 options vested immediately, 52,000 will vest over one year and 52,000 will vest over two years from the grant date. The expense was included in general and administrative costs and was recorded in contributed surplus.
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2007	2006	2005

Risk-free interest rate	3.96%	4.14%	2.87%
Volatility	47%	53%	49%
Estimated average option lives	5 years	5 years	3.2 years
Dividend yield	0.0%	0.0%	0.0%
Option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.
     Shareholder rights plan
On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies. On March 19, 2007, the Board of Directors carried a resolution regarding the continued existence of the Rights Plan as amended and restated as of March 19, 2007, subject to receipt of shareholder approval, for an additional three year period. The continued existence of the Rights Plan was approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on April 19, 2007.
The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.
The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an

F22

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
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
f.	Warrants
          In Canadian dollars

		Weighed average remaining
Number of Warrants	Exercise Price	contractual life in years

1,393,301	$1.10	0.21
12,395,067	0.85	2.36
2,780,000	0.80	1.67

16,568,368	$0.86	2.06

g.	Loss per share

In thousands of U.S. dollars, except share related data	Years ended November 30,
Basic loss per share	2007	2006	2005

Net earnings (loss)	$(2,874)	$932	$(3,499)
Less:
Class B Series 1 preference share dividends	—	—	(51)
Class B Series 2 preference share dividends (*A)	(714)	(1,014)	(702)

Loss available to common shareholders	$(3,588)	$(82)	$(4,252)

Weighted average number of common shares outstanding	41,096,261	32,381,992	27,989,832

Basic loss per share	$(0.09)	$(0.00)	$(0.15)

(*A)	Dividends of $332,000 are included which represents the dividends earned by the shareholders of the Class B Series 2 cumulative preference shares. These dividends were declared and paid in December 2007 (Note 24)

F23

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006

In thousands of U.S. dollars, except share related data	Years ended November 30,
Diluted loss per share	2007	2006	2005

Net earnings (loss)	$(2,874)	$932	$(3,499)
Class B Series 1 preference share dividends	—	—	(51)
Class B Series 2 preference share dividends (*A)	(714)	(1,014)	(702)

Loss available to common shareholders	$(3,588)	$(82)	$(4,252)

Weighted average number of common shares outstanding	41,096,261	32,381,992	27,989,832

Dilutive effect of Class A preference shares — Series A (*1)	—	—	—
Dilutive effect of Class B preference shares — Series 1 (*2)	—	—	—
Dilutive effect of Class B preference shares — Series 2 (*1)	—	—	—
Dilutive effect of warrants (*3)	—	16,461,176	—
Dilutive effect of stock options (*1)	—	—	—

Adjusted weighted average number of common shares outstanding	41,096,261	48,843,168	27,989,832

Diluted loss per share	$(0.09)	$(0.00)	$(0.15)

(*A)	Dividends of $332,000 are included which represents the dividends earned by the shareholders of the Class B Series 2 cumulative preference shares. These dividends were declared and paid in December 2007 (Note 24)

(*1)	The Class A preference shares — Series A, Class B preference shares Series 2 and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2007, 2006 and 2005.

(*2)	The Class B preference shares — Series 1 were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2005. There were no Class B preference shares — Series 1 outstanding at November 30, 2007 and 2006.

(*3)	The outstanding warrants were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2007 and 2005.
14	Technology Partnerships Canada
On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3.3 million. Accounts receivable at November 30, 2007 includes $nil of amounts receivable from TPC in connection with these claims (2006 — $269,000), which represents the maximum allowed under the agreement.
In addition, the Company is required to pay a royalty of 1.4% on annual gross revenue in the International Systems Operations segment for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue in the International Systems Operations segment for the period January 1, 2009 to December 31, 2013. The Company has paid royalties of $178,000 to date (2006 — $nil) and has accrued

F24

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
royalties of $150,000 at November 30, 2007 (November 30, 2006 — $155,000). Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $5.3 million or until December 31, 2017.
In addition, the Company is required to pay a royalty of 3% on annual gross revenue in the International Systems Operations segment for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1.7 million to date (2006 — $1.3 million) and has accrued royalties of $322,000 at November 30, 2007 (November 30, 2006 — $335,000). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $6.8 million or until November 30, 2014.
Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.
During the year ended November 30, 2005, the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the 2006 fiscal year as a reduction in TPC contributions. The royalty audit concluded in 2007 and resulted in a requirement to pay an additional $16,000.
TPC royalties paid and accrued are as follows:

In thousands of U.S. dollars	Years ended November 30,
	2007	2006	2005

Royalties paid	$476	$256	$263

Accrued royalties — current	$472	$490	$256

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.
15	Commitments and contingencies
The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems, Inc. (“CHI”). The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is $600,000 U.S. dollars. At November 30, 2007, the carrying amount CHI’s line of credit was $520,000 U.S. dollars.
In January 2007, the Company signed a 10 year lease for new office facilities in Burnaby, British Columbia. It relocated its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.
In April 2007, the Company signed a three year lease for new office facilities in Ottawa, Ontario. It opened the corporate head office in Ottawa on June 1, 2007.

F25

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
The company has entered into operating leases for its office premises in Canada, United States and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

		Less than	1 to 3	4 to 5	After 5
Payments due by period	Total	1 year	years	years	years

In thousands of U.S. dollars

Facility leases	$4,320	$855	$1,406	$942	$1,116
Equipment leases	66	29	34	4	—

Total contractual obligations	$4,386	$884	$1,440	$946	$1,116

For the fiscal year ended November 30, 2007, the Company paid basic rent of $809,000 (2006 — $709,000). In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2007, the Company paid $110,000 (2006 - $88,000) for these costs.
In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. The Company is currently negotiating a settlement and has accrued an amount that it anticipates will be paid to settle this matter.
16	Related party transactions
On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company at the time, assisted the Company in structuring and arranging the private placement financing and issuance of the Class B — Series 2 preference shares. In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $125,000 for professional services provided during 2005 and to be provided to April 2006. For the year ended November 30, 2006, $25,000 was charged to expenses (2005 — $100,000). As of April 2006, Mr. Coxe ceased being a director of the Company.
On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two law firms in which he has an interest was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2006 totalled $177,000 (2005 — totalled $164,000). As of November 17, 2006, Mr. Shields no longer has an interest in any law firm that provided or provides legal services to the Company.
All related party transactions were conducted at market value prices and were approved by the board of directors.

F26

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
17	Income taxes
The Company is subject to Canadian federal, British Columbia and Ontario provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S and state taxes in Pennsylvania, Utah, California, Virginia and Florida.
Earnings (loss) before income taxes consisted of the following:

In thousands of U.S. dollars	2007	2006	2005

Canadian income (loss)	$(2,450)	$1,112	$(2,868)
U.S. income (loss)	(364)	(477)	299

	$(2,814)	$635	$(2,569)

Income tax expense (recovery) consisted of the following:

In thousands of U.S. dollars	2007	2006	2005

Canadian income tax expense	$103	$1	$786
U.S. income tax expense (recovery)	(43)	(298)	144

	$60	$(297)	$930

The Company has non-capital losses for Canadian income tax purposes of approximately $3,936,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30
2014	222,000
2015	1,431,000
2026	949,000
2027	1,334,000
The Company has net operating losses for U.S. income tax purposes of approximately $929,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30
2020	$188,000
2021	27,000
2026	327,000
2027	387,000

F27

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
The Company also has investment tax credits for Canadian income tax purposes of approximately $2.7 million, which can be used to offset future income taxes otherwise payable and expire as follows:

Year ending November 30
2011	$152,000
2012	192,000
2013	200,000
2014	485,000
2015	601,000
2016	221,000
2017	146,000
2026	397,000
2027	263,000
The Company has capital losses for Canadian income tax purposes of approximately $354,000, which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.
The Company has un-deducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $8.6 million, which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.
The net future tax consists of the following:

In thousands of U.S. dollars	2007	2006

Future tax assets
Non-capital loss carry-forwards and net operating losses	$1,574	$585
Net capital loss carry-forwards	54	48
Interest deduction carry-forwards	314	—
Scientific research and experimental development costs	2,625	2,110
Share issue costs	395	376

Investment tax credits	2,009	1,494
Equipment and furnishings	1,115	900
Accrued operating expenses	132	238
Other	—	20

	8,218	5,771

Valuation allowance	(7,815)	(5,666)

Future tax assets	403	$105

Less: current portion	(132)	(104)

Future tax assets — long term	$271	$1

F28

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006

In thousands of U.S. dollars	2007	2006

Future tax liabilities
Change in tax accounting method	$25	$36
Intangible assets	74	35
Equipment and furnishings	26	54

Future tax liabilities	125	125

Less: current portion	(25)	(15)

Future tax liabilities — long term	$100	$110

Future tax assets	403	105
Future tax liabilities	(125)	(125)

Net future tax	$278	$(20)

The Company increased its valuation allowance in 2007 against deferred income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against deferred income tax assets for which the more likely than not criteria of future realization has not been met. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.
A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

In thousands of U.S. dollars	2007	2006	2005

Expected statutory rate	34.12%	34.12%	35.00%

Expected provision for income taxes	$(961)	$217	$(899)
Change in tax rates applied in valuation allowance	138	372	128
Change in valuation allowance	2,399	338	1,881
Foreign tax differentials	(21)	(27)	(3)
Foreign exchange effect on valuation allowance	(993)	(114)	—
Investment tax credits and share issue cost adjustments	(332)	(351)	(439)
Withholding taxes	103	—	—
Part VI.1 tax deduction	(12)	(106)	(68)
Non-deductible expenses and other	(261)	(626)	330

Income tax expense (recovery)	$60	$(297)	$930

18	Segmented information
Beginning in the first quarter of fiscal 2006, the Company changed its financial reporting segments in order to reflect changes in management’s analysis of the business. The consolidated revenue categories have changed to marine systems, land and air systems, and mapping, and the reportable segments are now International Systems Operations, U.S. Systems Operations, Mapping Operations and Corporate and Public Company costs. The comparative information for 2005 has been adjusted to conform to the presentation adopted in 2006.
The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 4. The Company defines

F29

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In thousands of U.S. dollars	2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$8,214	12,708	4,404	—	25,326
Gross profit	4,070	4,204	1,492	—	9,766
Technology Partnerships Canada — net	471	—	—	—	471
Interest expense	19	3	1	47	70
Income tax expense (recovery)	—	87	(130)	103	60
Net earnings (loss)	(1,206)	1,959	63	(3,690)	(2,874)
Equipment and furnishings expenditures	594	193	219	57	1,063
Intangible expenditures	39	136	70	2	247
Amortization	$236	162	148	8	554

In thousands of U.S. dollars	2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$9,518	10,517	4,102	—	24,137
Gross profit	5,963	3,350	1,340	—	10,653
Technology Partnerships Canada — net	267	—	—	—	267
Interest expense	—	—	—	21	21
Income tax expense (recovery)	—	(95)	(202)	—	(297)
Net earnings (loss)	1,720	1,853	205	(2,846)	932
Equipment and furnishings expenditures	182	66	40	2	290
Intangible expenditures	114	88	35	—	237
Amortization	$209	296	253	5	763

In thousands of U.S. dollars	2005
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$8,181	—	2,945	—	11,126
Gross profit	4,381	—	1,049	—	5,430
Technology Partnerships Canada — net	847	—	—	—	847
Interest expense	11	—	2	10	23
Income tax expense	554	—	225	151	930
Net earnings (loss)	191	—	(270)	(3,420)	(3,499)
Equipment and furnishings expenditures	157	—	(92)	5	70
Intangible expenditures	21	—	193	2	216
Amortization	$177	—	221	6	404

F30

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006

In thousands of U.S. dollars	Total assets employed
	International			Corporate and
	Systems	U.S. Systems		Public Company
	Operations	Operations	Mapping Operations	Costs	Total

As at November 30, 2007	$8,704	$13,859	$3,648	$137	$26,348

As at November 30, 2006	$10,483	$10,704	$3,283	$(20)	$24,450

Geographically, revenues reported are based on the location of the Company’s customers as follows:

In thousands of U.S. dollars	2007	2006	2005

Europe	$5,899	$6,816	$4,093
Australia/New Zealand	910	1,200	2,149
United States	15,678	13,717	2,410
Canada	2,839	2,404	2,415
Other	—	—	59

Total	$25,326	$24,137	$11,126

Approximately 41% of revenue for the year ended November 30, 2007 (2006 — 47%, 2005 — 40%) is derived from the three largest customers at 18%, 13% and 11%, respectively (2006 — 24%, 15%, 8%, 2005 — 22%, 10%, 8%).

The three largest customers for 2007 were the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. The three largest customers for 2006 were the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. The three largest customers for 2005 were the Royal Navy of the United Kingdom, Royal Australian Navy and the Canadian Navy.

Geographically, equipment and furnishings and intangible and other assets are reported based on location. At November 30, 2007 and 2006, all of the Company’s equipment and furnishings and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars	November 30, 2007
	Canada	U.S.	Total
Equipment and furnishings	$1,588	$326	$1,914
Intangible and other assets	300	561	861
Goodwill	—	8,300	8,300

Total	$1,888	$9,187	$11,075

In thousands of U.S. dollars	November 30, 2006
	Canada	U.S.	Total
Equipment and furnishings	$859	$230	$1,089
Intangible and other assets	322	472	794
Goodwill	—	8,130	8,130

Total	$1,181	$8,832	$10,013

F31

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
19	Financial Instruments and Risk Management

Fair values

The Company’s financial instruments consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities. The carrying values of current assets and current liabilities approximate their fair values due to their short maturities.

Credit and foreign currency risk

The Company is exposed to credit risk on its cash and cash equivalents in the event of non-performance of other parties. To mitigate this risk, the Company maintains substantially all of its cash and cash equivalents with major financial institutions. Financial instruments that potentially subject the Company to credit risk are primarily accounts receivable. Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of the Company’s major customers.

A substantial portion of the Company’s revenues are received in foreign currencies including US dollar, UK pound and Euros. Fluctuations in the exchange rates between these currencies could have a material effect on the business, financial condition and results of operations. The Company attempts to mitigate this risk with the use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, UK pounds, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements.

20	Derivative Financial instruments and Foreign Exchange Contracts

Fluctuations in foreign currency exchange rates

The Company’s Canadian subsidiaries enter into transactions denominated in U.S. dollars, UK pounds, Australian dollars and Euros and as such their revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to the functional currency, the Canadian dollar.

The Company’s Canadian subsidiaries use foreign exchange forward contracts to mitigate the foreign exchange exposure related to transactions denominated in U.S. dollars, UK pounds, Australian dollars and Euros. At November 30, 2007, the Company had foreign exchange forward contracts maturing in the following year to sell US $2,200,000 (2006 — US $1,262,000), £1,330,000 (2006 — £107,000) and Australian $nil (2006 — Australian $500,000).

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2007. The fair value of the above derivative financial instruments was a recorded liability in accounts payable and accrued liabilities of $137,000 at November 30, 2007 (2006 — $55,000).

21	Supplemental cash flow information

In thousands of U.S. dollars	2007	2006	2005

Cash paid during the year for interest	$71	$21	$23

Cash paid during the year for income taxes	$—	$263	$5

Cash received during the year for interest	$14	$—	$—

F32

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
22.	Reconciliation of generally accepted accounting principles

The Company prepares its audited consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to U.S. generally accepted accounting principles (“U.S. GAAP”), except for the differences as follows:

(a) Under U.S. GAAP prior to December 1, 2005, the Company accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective December 1, 2005, under U.S. GAAP the Company accounts for stock-based compensation to employees and directors in accordance with the fair value based method of FASB Statement 123(R). Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value based method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Under U.S. GAAP, this resulted in a decrease to stock based compensation of $206,000 in 2005.

(b) Under U.S. GAAP, the Company is required to record stock-based compensation for options granted to non-employees based on the fair value based method as required by SFAS 123(R) retroactive for all prior periods. Under Canadian GAAP, the Company is not required to record stock-based compensation for stock options granted to non-employees prior to December 1, 2001. These stock-based compensation transactions result in differences of $649,000 (November 30, 2006 — $649,000, November 30, 2005 — $649,000) when compared to the same balances as previously reported under Canadian GAAP.

(c) Under U.S. GAAP, share issue costs are amortized over 5 years and give rise to a future tax expense. Under Canadian GAAP, share issue costs are deductible in the year incurred. For U.S. GAAP purposes, there is a deferred tax expense for the year ended November 30, 2007 of $133,000 (for the year ended November 30, 2006, $99,000, for the year ended November 30, 2005, $19,000).

(d) Under U.S. GAAP, taxes owing on dividends paid (Part VI.1 tax) are included in tax expense in the income statement. Under Canadian GAAP, Part VI.1 taxes are included in accumulated deficit, alongside the cost of the dividends. Under U.S. GAAP, for the year ended November 30, 2007, tax expense related to dividends was $12,000 (for the year ended November 30, 2006, $140,000, for the year ended November 30, 2005, $86,000).

(e) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal year 2005 the Company recorded beneficial conversion features of $3.9 million on the issuance of Class B Series 1 and 2 preference shares, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $676,000 for the year ended November 30, 2007 ($674,000 for the year ended November 30, 2006, $431,000 for the year ended November 30, 2005).

(f) Additionally, when convertible shares are converted to common shares under U.S. GAAP, the conversion is recorded by reducing preference shares at the historical share price, increasing common shares are the current market value, proportionally reducing the beneficial conversion feature included in additional paid in capital and adjusting accumulated deficit by the difference. Under Canadian GAAP, both the preference shares and common shares are adjusted by the historical value. As a result of the above, under U.S. GAAP for the year ended November 30, 2007, preference shares were reduced by $378,000 (for the year ended

F33

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
November 30, 2006, $148,000), common shares were increased by $1,306,000 (for the year ended November 30, 2006, $576,000), additional paid in capital was reduced by $598,000, (for the year ended November 30, 2006, $1,054,000), and accumulated deficit was increased by $125,000 (for the year ended November 30, 2006, $170,000),

(g) Under US GAAP, investment tax credits applied to taxable income are recorded as a tax recovery. Under Canadian GAAP, investment tax credits are considered a reduction of engineering expenses on the income statement. For US GAAP purposes for the year ended November 30, 2005, the current income tax expense would be $143,000 lower and the engineering expenses would be $143,000 higher.

(h) Under Canadian GAAP, development costs are eligible for deferment subject to meeting the requirements of CICA Section 3064 Goodwill and Intangible Assets (formerly CIC Section 3450 Research and Development Costs), Under U.S. GAAP, development costs are expensed as incurred. As a result, under U.S. GAAP, deferred development costs would be nil (2006: nil) and engineering costs would increase by $97,000.

(i) If U.S. GAAP were followed:
i)	the effect on the Consolidated Statements of Earnings would be:

In thousands of U.S. dollars except earnings (loss) per share	For the year ended November 30,
	2007	2006	2005
		(restated — see	(restated — see
		Notes 1 & 23)	Notes 1 & 23)
Earnings (loss), Canadian GAAP	$(2,874)	$932	$(3,499)
Adjustment for stock based compensation (a),(b)	—	—	855
Future income tax on preferred share issue costs (c)	(133)	(99)	(19)
Development costs not eligible for deferral (h)	(97)	—	—
Part VI.1 tax on dividends paid (d)	(12)	(140)	(86)

Earnings (loss), U.S. GAAP	$(3,116)	$693	$(2,749)

Loss attributable to common shareholders, U.S.GAAP	$(4,381)	$(825)	$(9,400)

Basic loss per common share, U.S. GAAP	$(0.11)	$(0.03)	$(0.34)
Diluted loss per common share, U.S. GAAP	$(0.11)	$(0.02)	$(0.34)
Weighted average number of common shares — basic, U.S. GAAP	41,096,261	32,381,992	27,989,832
Weighted average number of common shares — diluted, U.S. GAAP	41,096,261	48,843,168	27,989,832
ii)	Balance Sheet items which would differ under U.S. GAAP are as follows:

In thousands of U.S. dollars	At November 30,
	2007	2006
		(restated — see
		Notes 1 & 23)
Deferred development costs	$—	$—
Common shares (f)	24,934	18,222
Class B Series 2 preference shares (e), (f)	6,552	8,695
Additional paid in capital (f)	2,639	3,357
Accumulated deficit (c), (e), (f)	(23,175)	(19,225)

F34

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
23	Restatement of prior years’ U.S. to Canadian GAAP reconciliation notes

As disclosed in Note 1, the Company began preparing its consolidated financial statements in accordance with Canadian GAAP during the year ended November 30, 2007. Prior period financial statements were prepared in accordance with U.S. GAAP. During the conversion to Canadian GAAP, the Company identified certain GAAP differences that were previously not included in the prior years’ GAAP reconciliation notes. The GAAP differences have been highlighted below:

Statement of operations — prior years’ Canadian GAAP reconciliations

In thousands of U.S. dollars	At November 30, 2006
	As previously
	reported	Restated

Net earnings, Canadian GAAP	$688	$932
Loss attributable to common shareholders, Canadian GAAP	(326)	(82)
Basic and diluted loss per share	(0.01)	0.00

	At November 30, 2005
	As previously
	reported	Restated

Earnings (loss), Canadian GAAP	$(3,604)	$(3,499)
Loss attributable to common shareholders, Canadian GAAP	(4,357)	(4,252)
Basic and diluted loss per share	(0.16)	(0.15)
The differences previously not identified between the reported and restated amounts in the November 30, 2006 and 2005 Canadian GAAP reconciliations are largely attributable to the adjustments described in Note 22 paragraphs (c) and (d) above.

Balance sheet — prior year Canadian GAAP reconciliations

In thousands of U.S. dollars	At November 30, 2006
	As previously
	reported	Restated

Class A Series A preference shares	$19	$19
Class B Series 2 preference shares	7,148	7,115
Common shares	17,573	15,887
Warrants	4,286	4,286
Contributed surplus	(79)	1,343
Accumulated deficit *	(13,593)	(13,296)
Accumulated other comprehensive income *	2,427	2,427

Total shareholders’ equity	$17,781	$17,781

*	These amounts were combined in the prior year’s U.S. to Canadian GAAP reconciliation note
The main differences not identified in the equity accounts reconciliation in the prior year Canadian GAAP reconciliation note are described in Note 22 paragraph (f) above and impacted Class B Series 2 preference shares, common shares, contributed surplus and accumulated deficit. These restatements were within the equity accounts and did not impact total shareholders’ equity.

F35

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
24	Subsequent events

On December 13, 2007, the Board of Directors declared the semi-annual dividend of $332,000 on the Class B Preference Share — Series 2.

25	Comparative figures

The comparative consolidated financial statements have been reclassified from financial statements previously presented prepared in accordance with generally accepted accounting principles in the United States to conform to the presentation of the 2007 consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada.

F36