Form 20-F/A
period 2007-11-30
OSI GEOSPATIAL INC.
filed 2008-07-11
CIK 1169357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2007.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report........................................................

For the transition period from ___to ___
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
Yes ☐ No ☒
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
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
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒
     Indicate by check mark which financial statement item the registrant has elected to follow.
☒ Item 17 ☐ Item 18
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☒ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

OSI Geospatial Inc.
Explanatory Note
The company had previously requested confidential treatment of certain exhibits and is now withdrawing that request. This Amendment No. 1 to the Form 20-F filed on May 27, 2008 is being filed solely for the purpose of filing unredacted versions of such exhibits.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2007 20-F or reflect any events that have occurred after the 2007 20-F was filed on May 27, 2008. The filing of this Form 20-F/A should not be understood to mean that any other statements contained in the 2007 20-F are true and complete as of any date subsequent to May 27, 2008.

Item 19. Exhibits

Exhibit Number	Description
1.1(4)	Articles pursuant to The Business Corporations Act of British Columbia.

2.1(6)	Shareholder Rights Plan Agreement dated April 19, 2001 and amended and restated March 19, 2007.

4.2(2)	Contract No. W8472-OICJ 26/001/QC between Public Works and Government Services Canada and Offshore Systems Ltd. dated November 29, 2001.

4.4(3)	Contract No. 265-004-002 between Nautronix Ltd. and Offshore Systems Ltd. dated March 18, 2004.

4.6(4)	Agreement, dated April 26, 2004, between the Company and Technology Partnerships Canada.

4.7(4)	Contract between C.E. Unterberg, Towbin, LLC and Offshore Systems International Ltd. dated March 8, 2005.

4.9(4)	Form of Subscription Agreement.

4.10(4)	Letter of Intent to Acquire Mapcon Mapping Consultants Inc dated February 28, 2005.

4.11(5)	CHI Systems Inc. Purchase Agreement dated November 2, 2005.

4.12	Contract between Mr. Kenneth Kirkpatrick and OSI Geospatial Inc. dated November 7, 2005 and all amendments.

4.13	Contract between Mr. John Sentjens and OSI Geospatial Inc. dated September 25, 2007 and all amendments.

4.14	Contract between Mr. Wayne Hoyle and OSI Geospatial Inc. dated July 17, 2006 and all amendments.

4.15	Contract between Mr. Marcos Riano and OSI Geospatial Inc. dated February 22, 2002 and all amendments.

4.16(7)	Contract between Mr. Wayne Zachary and CHI Systems Inc. dated December 14, 2005.

4.17	Contract between Mr. James Liddy and CHI Systems Inc. dated March 6, 2007.

4.18(1)	1994 Stock option plan

4.19(1)	1996 Stock option plan

4.20(1)	1998 Stock option plan

8.1(7)	List of Subsidiaries and Jurisdictions.

11.1(6)	Code of Ethics.

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s registration statement on Form 20-F as filed with the SEC on July 24, 2002.

(2)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2001.

(3)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2003.

(4)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2004.

(5)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2005.

(6)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2006.

(7)	Incorporated by reference to the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2007.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSI GEOSPATIAL INC.
Dated: July 10, 2008	By:	/s/ “Ken Kirkpatrick”
Kenneth H. Kirkpatrick
President & CEO